As filed with the Securities and Exchange Commission on March 22, 2010

Registration No. 333-164874

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Limelight Networks, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	7389	20-1677033
(State or other jurisdiction of incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2220 W. 14th Street

Tempe, Arizona 85281

(602) 850-5000

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Jeffrey W. Lunsford

President, Chief Executive Officer and Chairman

Limelight Networks, Inc.

2220 W. 14th Street

Tempe, Arizona 85281

(602) 850-5000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With Copies to:

Mark L. Reinstra, Esq. Michael S. Ringler, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 (650) 493-9300	John J. Vincent Chief Executive Officer and Chairman EyeWonder, Inc. 229 Peachtree Street, NE International Tower, Suite 1700 Atlanta, Georgia 30303 (678) 891-2020	W. Benjamin Barkley, Esq. Kilpatrick Stockton LLP 1100 Peachtree Street, Suite 2800 Atlanta, Georgia 30309 (404) 815-6500

Approximate date of commencement of the proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and upon completion of the merger described in the enclosed document.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such dates as the Commission, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This document shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

PRELIMINARY — SUBJECT TO COMPLETION — DATED MARCH 22, 2010

SPECIAL MEETINGS OF STOCKHOLDERS

MERGERS PROPOSED — YOUR VOTE IS VERY IMPORTANT

On December 21, 2009, Limelight Networks, Inc., referred to as Limelight, and EyeWonder, Inc., referred to as EyeWonder, announced a business combination in which a direct, wholly owned subsidiary of Limelight will merge with and into EyeWonder, with EyeWonder continuing as the interim surviving entity, and, immediately thereafter, EyeWonder will merge with and into a second direct, wholly owned subsidiary of Limelight, with such subsidiary continuing as the final surviving entity. The first merger is referred to herein as the first-step merger, the second merger is referred to herein as the second-step merger, and together these mergers are referred to herein as the merger.

If the merger is completed, the holders of shares of EyeWonder capital stock outstanding immediately prior to the completion of the merger will receive, in the aggregate, $62 million in cash, subject to certain adjustments as described below, and 12,740,000 shares of Limelight common stock. In addition, EyeWonder securityholders may receive up to an aggregate amount of 4,774,000 shares of Limelight common stock and approximately $292,000 after the closing of the merger if certain performance metrics are satisfied.

Upon the completion of the merger, Limelight will deduct an amount of cash and Limelight common stock with an aggregate value of approximately $11 million from the total merger consideration otherwise payable in the merger to EyeWonder securityholders to be held in escrow as security for indemnification claims under the agreement and plan of merger entered into by Limelight and EyeWonder, dated as of December 21, 2009, which is referred to in this proxy statement/prospectus as the merger agreement. The escrow fund will be held until June 28, 2011, subject to any unresolved indemnification claims.

The amount of cash and stock payable to the EyeWonder securityholders at closing is subject to a number of factors summarized below that will not be known with certainty until after the closing of the merger.

•

The $62 million cash portion of the aggregate merger consideration will be adjusted upward by the amount of EyeWonder’s cash and cash equivalents as of the closing and the amount by which its working capital exceeds $8.3 million at closing, and downward by the amount of EyeWonder’s debt outstanding at closing, EyeWonder’s transaction costs not paid prior to closing, and the amount by which EyeWonder’s working capital is less than $8.3 million at closing. EyeWonder currently estimates that the adjustments will reduce the cash portion of the merger consideration by approximately $11.6325 million, resulting in an estimated $50.3675 million of cash payable to the EyeWonder securityholders at the closing, or approximately $2.1090 per share of EyeWonder common stock based on an estimated 23,882,275 shares of EyeWonder common stock outstanding as of the closing and after giving effect to the exercise or conversion of all outstanding stock options and warrants. For a more complete description of the potential adjustments to the cash portion of the aggregate merger consideration, we urge you to read the section entitled “Summary — The Merger Agreement — Merger Consideration” beginning on page 14 of this proxy statement/prospectus.

•

EyeWonder securityholders will also be entitled to receive as part of the merger consideration an aggregate of 12,740,000 shares of Limelight common stock, or approximately 0.5335 shares of Limelight common stock for each share of EyeWonder common stock they hold. An estimated 3,013,699 of these shares, or 0.1262 shares for each share of EyeWonder common stock outstanding as of the closing, will be placed in escrow pursuant to the merger agreement and not delivered until after the end of the escrow period, which will expire on June 28, 2011. Accordingly, at closing, EyeWonder securityholders will receive approximately 0.4073 shares of Limelight common stock for each share of EyeWonder common stock they hold upon completion of the merger.

•

If the performance metrics are satisfied, EyeWonder securityholders will receive up to an additional 4,774,000 shares of Limelight common stock and $292,000 in cash in approximately April 2011, or 0.1999 shares for each share of EyeWonder common stock held as of the closing and $0.01 per share of EyeWonder common stock held as of the closing.

The above per share amounts are estimates only and are subject to change under certain circumstances as described above and set forth more fully in the merger agreement. The merger agreement does not provide for a maximum cap or other limitation on the amount of such adjustments to the cash portion of the aggregate merger consideration. The actual consideration EyeWonder securityholders receive in exchange for their EyeWonder stock may be more, less or the same as these estimates. For a more complete description of what EyeWonder securityholders will receive in the merger, see the section entitled “Summary — The Merger Agreement — Merger Consideration” beginning on page 14 of this proxy statement/prospectus.

The stock component of the merger consideration will not be adjusted for changes in the stock price of Limelight before or after the merger is completed. Limelight common stock is listed on the Nasdaq Global Market under the symbol “LLNW.” On [                    ], 2010, the last trading day before the date of this proxy statement/prospectus, the closing price of Limelight common stock was $[            ] per share.

Stockholders of Limelight will be asked, at Limelight’s special meeting of stockholders, to approve the issuance of shares of Limelight common stock to the stockholders of EyeWonder. Stockholders of EyeWonder will be asked, at EyeWonder’s special meeting of stockholders, to adopt the merger agreement.

The dates, times and places of the special meetings are as follows:

For Limelight stockholders:	For EyeWonder stockholders:
[ ], 2010	[ ], 2010
[ ], local time	[ ], local time
Sheraton Phoenix Airport Hotel Tempe	EyeWonder, Inc.
1600 South 52nd Street	229 Peachtree Street, NE
Tempe, Arizona 85281	International Tower, Suite 1700
Atlanta, Georgia 30303

This proxy statement/prospectus provides you with information about Limelight, EyeWonder and the proposed transaction. You may obtain other information about Limelight from documents filed with the Securities and Exchange Commission. We encourage you to read the entire proxy statement/prospectus carefully.

Jeffrey W. Lunsford	John J. Vincent
President, Chief Executive Officer and Chairman	Chief Executive Officer and Chairman
Limelight Networks, Inc.	EyeWonder, Inc.

FOR A DISCUSSION OF SIGNIFICANT MATTERS THAT SHOULD BE CONSIDERED BEFORE VOTING AT THE SPECIAL MEETINGS, SEE “RISK FACTORS” BEGINNING ON PAGE 26.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORS HAVE APPROVED OR DISAPPROVED THE LIMELIGHT COMMON STOCK TO BE ISSUED IN THE TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This proxy statement/prospectus is dated [                    ], 2010, and is first being mailed to stockholders of Limelight and EyeWonder on or about [                    ], 2010.

THIS PROXY STATEMENT/PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES NOR A SOLICITATION OF AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

LIMELIGHT NETWORKS, INC.

2220 W. 14th Street

Tempe, Arizona 85281

(602) 850-5000

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON [                    ], 2010

[                    ], 2010

To the Stockholders of Limelight Networks, Inc.:

On behalf of the board of directors of Limelight Networks, Inc., a Delaware corporation (“Limelight”), Limelight is pleased to deliver this proxy statement/prospectus relating to the proposed mergers by which Limelight is proposing to acquire EyeWonder, Inc., a Delaware corporation (“EyeWonder”), pursuant to that certain Agreement and Plan of Merger, dated as of December 21, 2009, among Limelight, Elvis Merger Sub One Corporation, a Delaware corporation and a wholly owned subsidiary of Limelight, Elvis Merger Sub Two LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of Limelight, EyeWonder, John J. Vincent, as stockholder representative and Deutsche Bank National Trust, as Escrow Agent. A special meeting of stockholders of Limelight will be held on [                    ], 2010 at [            ], local time, at the Sheraton Phoenix Airport Hotel Tempe, located at 1600 South 52nd Street, Tempe, Arizona 85281, for the following purposes:

Proposal No. 1. To consider and vote upon the issuance of shares of Limelight common stock in the merger of Elvis Merger Sub One Corporation with and into EyeWonder as contemplated by the merger agreement.

Proposal No. 2. To consider and vote upon an adjournment of the Limelight special meeting, if necessary, if a quorum is present, to solicit additional proxies if there are not sufficient votes in favor of Proposal No. 1.

The Limelight special meeting will also address such other business as may properly come before the Limelight special meeting or any adjournment or postponement thereof.

The Limelight board of directors has fixed [                    ], 2010 as the record date for the determination of stockholders entitled to notice of, and to vote at, the Limelight special meeting and any adjournment or postponement thereof. Only holders of record of shares of Limelight common stock at the close of business on the record date are entitled to notice of, and to vote at, the Limelight special meeting. At the close of business on the record date, Limelight had outstanding and entitled to vote [            ] shares of common stock.

Your vote is important. The affirmative vote of the holders of a majority of the shares entitled to vote on the subject matter and present in person or represented by proxy at the Limelight special meeting is required for approval of each of Proposal No. 1 and Proposal No. 2 above. THE APPROVAL OF PROPOSAL NO. 1 IS A CONDITION TO THE COMPLETION OF THE MERGER. Even if you plan to attend the Limelight special meeting in person, Limelight requests that you sign and return the enclosed proxy card as instructed on the enclosed proxy card, and thus ensure that your shares will be represented at the Limelight special meeting if you are unable to attend. If you sign, date and mail your proxy card without indicating how you wish to vote, your proxy will be counted as a vote in favor of each of Proposals Nos. 1 and 2 above. If you fail to return your proxy card, your shares will not be counted for purposes of determining whether a quorum is present at the Limelight special meeting. If you do attend the Limelight special meeting and wish to vote in person, you may withdraw your proxy and vote in person.

By Order of the Board of Directors,

Jeffrey W. Lunsford

President, Chief Executive Officer and Chairman

Tempe, Arizona

[                    ], 2010

THE LIMELIGHT BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED AND BELIEVES THAT THE ISSUANCE OF SHARES OF LIMELIGHT COMMON STOCK IN THE MERGER DESCRIBED ABOVE IS ADVISABLE TO, AND IN THE BEST INTERESTS OF, LIMELIGHT AND ITS STOCKHOLDERS, AND UNANIMOUSLY RECOMMENDS THAT LIMELIGHT STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 1 AND “FOR” PROPOSAL NO. 2.

EYEWONDER, INC.

229 Peachtree Street, NE

International Tower, Suite 1700

Atlanta, Georgia 30303

(678) 891-2020

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON [                    ], 2010

[                    ], 2010

To the Stockholders of EyeWonder, Inc.:

EyeWonder, Inc., a Delaware corporation (“EyeWonder”), will hold a special meeting of stockholders at 229 Peachtree Street, NE, International Tower, Suite 1700, Atlanta, Georgia 30303, at [            ], local time, on [                    ], 2010 to consider and vote upon the following proposals:

Proposal No. 1. To adopt the Agreement and Plan of Merger, dated as of December 21, 2009, by and among Limelight, Elvis Merger Sub One Corporation, Elvis Merger Sub Two LLC, EyeWonder, John J. Vincent, as stockholder representative, and Deutsche Bank National Trust Company, as Escrow Agent.

Proposal No. 2. To approve the conversion of each share of outstanding EyeWonder Series A preferred stock into EyeWonder common stock immediately prior to the effective time of the first-step merger in accordance with the EyeWonder certificate of incorporation.

Proposal No. 3. To approve the conversion of each share of outstanding EyeWonder Series B preferred stock into EyeWonder common stock immediately prior to the effective time of the first-step merger in accordance with the EyeWonder certificate of incorporation.

Proposal No. 4. To approve the adjournment or postponement of the special meeting, if necessary, if a quorum is present, to solicit additional proxies, in the event that there are not sufficient votes at the time of the special meeting to approve Proposal No. 1.

The EyeWonder special meeting will also address such other business as may properly come before the EyeWonder special meeting or any adjournment or postponement thereof.

The EyeWonder board of directors has fixed the close of business on [                    ], 2010 as the date for notice of the special meeting. The EyeWonder board of directors has fixed the close of business on [                    ], 2010 as the record date for the special meeting. Only EyeWonder stockholders of record on the notice date are entitled to notice of the special meeting, or any adjournment or postponement of the special meeting. Only EyeWonder stockholders of record on the record date are entitled to vote at the special meeting, or any adjournment or postponement of the special meeting. Approval of the merger proposal requires the affirmative vote of the holders of at least a majority of the outstanding shares of EyeWonder common stock and preferred stock entitled to vote at the special meeting (voting as a single class). Approval of the conversion of each share of outstanding Series A preferred stock into common stock requires the affirmative vote of at least a majority of the outstanding shares of EyeWonder Series A preferred stock. Approval of the conversion of each share of outstanding Series B preferred stock into common stock requires the affirmative vote of the holders of at least a majority of the outstanding shares of EyeWonder Series B preferred stock. In the event that a quorum is not present in person or represented by proxy at the special meeting, a majority of the outstanding shares that are present in person or represented by proxy and entitled to vote at the special meeting or, in the absence of any such stockholder, any officer entitled to preside at, or act as secretary of the meeting, may adjourn the meeting to another place, date or time. If a quorum is present in person or represented by proxy at the special meeting, approval of the adjournment proposal requires the affirmative vote of the majority of the outstanding shares of common stock and preferred stock that are present in person or represented by proxy and entitled to vote at the special meeting.

Regardless of whether you plan to attend the special meeting, please submit your proxy with voting instructions. Please vote as soon as possible. If you hold stock in your name as a stockholder of record, please vote your shares by completing, signing, dating and returning the enclosed proxy card. If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be counted as a vote in favor of each of Proposal No. 1, Proposal No. 2, Proposal No. 3 and Proposal No. 4. This will not prevent you from voting in person, but it will help to secure a quorum and avoid additional solicitation costs. Any holder of EyeWonder capital stock who is present at the special meeting may vote in person instead of by proxy, thereby canceling any previous proxy. In any event, a proxy may be revoked in writing at any time before the special meeting in the manner described in the accompanying document.

The EyeWonder board of directors has unanimously determined and believes that the merger is advisable and fair to, and in the best interest of, EyeWonder and its stockholders, and unanimously recommends that EyeWonder stockholders vote “FOR” approval of Proposal No. 1, “FOR” approval of Proposal No. 2, “FOR” approval of Proposal No. 3 and “FOR” approval of Proposal No. 4.

By Order of the Board of Directors,

Sincerely,

John J. Vincent

Chief Executive Officer and Chairman

[                    ], 2010

YOUR VOTE IS IMPORTANT.

PLEASE VOTE YOUR SHARES PROMPTLY, REGARDLESS OF WHETHER YOU PLAN TO ATTEND THE SPECIAL MEETING.

REFERENCES TO ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about Limelight from documents that are not included in or delivered with this document. You can obtain documents incorporated by reference in this proxy statement/prospectus, other than certain exhibits to those documents, or filed as exhibits to the registration statement of which this proxy statement/prospectus is a part, by requesting them in writing or by telephone from Limelight at the following address:

Limelight Networks, Inc.

2220 W. 14th Street

Tempe, Arizona 85281

Attention: Paul Alfieri, Investor Relations

Telephone: 917-297-4241

You will not be charged for any of these documents that you request. If you would like to request documents, please do so by [                    ], 2010 to receive them before the special meeting. If you request any incorporated documents, Limelight will strive to mail them to you by first-class mail, or other equally prompt means, within one business day of receipt of your request.

See “Where You Can Find More Information” on page 164.

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This proxy statement/prospectus, which forms a part of a registration statement on Form S-4 filed with the Securities and Exchange Commission, referred to as the SEC, constitutes a prospectus of Limelight under Section 5 of the Securities Act of 1933, as amended, referred to as the Securities Act, with respect to the shares of Limelight common stock to be issued to EyeWonder securityholders in connection with the merger. This document also constitutes a proxy statement under Section 14(a) of the Securities Exchange Act of 1934, as amended, referred to as the Exchange Act, and the rules thereunder, and a notice of meeting with respect to the special meeting of Limelight stockholders to consider and vote upon the issuance of shares of Limelight common stock proposal and the adjournment proposal.

Except as otherwise provided herein, all descriptions of and calculations made under the terms of the merger agreement and the transactions contemplated by the merger agreement, including the merger, assume that no EyeWonder stockholders exercise appraisal rights under Delaware law. A copy of the Delaware statutory provisions relating to appraisal rights is included as Annex E to this proxy statement/prospectus, and a summary of these provisions can be found in the section entitled “Limelight Proposal No. 1 and EyeWonder Proposal No. 1 — The Merger — Appraisal Rights.”

To facilitate the reading of this proxy statement/prospectus, in referring to “we,” “us” and other first person declarations, we are referring to both Limelight and EyeWonder or, in some instances, the combined company as it would exist following the completion of the merger.

i

ii

iii

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:	What is the merger?

A:

Limelight and EyeWonder have entered into an agreement and plan of merger, dated as of December 21, 2009, which is referred to in this proxy statement/prospectus as the merger agreement, that contains the terms and conditions of the proposed acquisition of EyeWonder by Limelight. Under the merger agreement, Elvis Merger Sub One Corporation, a wholly owned subsidiary of Limelight, will merge with and into EyeWonder with EyeWonder continuing as the interim surviving entity. We refer to this transaction as the first step merger. The merger agreement contemplates that immediately following the first step merger, Limelight will cause EyeWonder to merge with and into Elvis Merger Sub Two LLC, a wholly owned subsidiary of Limelight, with Elvis Merger Sub Two LLC continuing as the surviving entity. This transaction is referred to as the second step merger and, together with the first step merger, are referred to as the merger. The shares of Limelight common stock to be issued to EyeWonder securityholders in the first step merger are expected to represent approximately 13% of the outstanding shares of Limelight common stock immediately following the completion of the merger, which percentage is based upon the number of outstanding shares of Limelight common stock on March 1, 2010. For a more complete description of the merger, please see the section entitled “Limelight Proposal No. 1 and EyeWonder Proposal No. 1 — The Merger” on page 71.

Q:	Why am I receiving this proxy statement/prospectus?

A:

You are receiving this proxy statement/prospectus because you have been identified as a stockholder of either Limelight or EyeWonder, and thus you are entitled to vote at the applicable company’s special meeting. This document serves as both a proxy statement of Limelight and EyeWonder, used to solicit proxies for the respective special meetings, and as a prospectus of Limelight, used to offer shares of Limelight common stock pursuant to the terms of the merger agreement. This document contains important information about the merger and the special meetings of the respective stockholders of Limelight and EyeWonder, and you should read it carefully.

Q:	What is required to complete the merger?

A:

To complete the merger, Limelight stockholders must approve the issuance of shares of Limelight common stock in the first merger, which approval requires the affirmative vote of the holders of a majority of the shares entitled to vote on the subject matter and present in person or represented by proxy at the Limelight special meeting. In addition, EyeWonder stockholders must adopt the merger agreement, which adoption requires the affirmative vote of the holders of a majority of the outstanding shares of EyeWonder capital stock having voting power, present in person or by proxy, at the special meeting. In addition to the receipt of stockholder approval and appropriate regulatory approvals, including antitrust clearance, each of the other closing conditions set forth in the merger agreement must be satisfied or waived. For a more complete description of the closing conditions under the merger agreement, we urge you to read the section entitled “The Merger Agreement — Conditions to Complete the Merger” on page 108 and the merger agreement attached to this proxy statement/prospectus as Annex A.

Q:	What will EyeWonder securityholders receive in the merger?

A:

As a result of the merger, EyeWonder securityholders will receive a combination of cash in the aggregate amount of $62 million, subject to adjustments as described below, and 12,740,000 shares of Limelight common stock. In addition, EyeWonder securityholders may receive up to an aggregate amount of 4,774,000 shares of Limelight common stock and approximately $292,000 after the closing of the merger if certain performance metrics are satisfied. The amount of cash and stock payable to the EyeWonder securityholders at closing is subject to a number of factors which we summarize below that will not be known with certainty until after the closing.

•

The $62 million cash portion of the aggregate merger consideration will be adjusted upward by the amount of EyeWonder’s cash and cash equivalents as of the closing and the amount by which its working capital exceeds $8.3 million at closing, and downward by the amount of EyeWonder’s debt outstanding at closing, EyeWonder’s transaction costs not paid prior to closing, and the amount by which EyeWonder’s working capital is less than $8.3 million at closing. EyeWonder currently estimates that the adjustments will reduce the cash portion of the merger consideration by approximately $11.6325 million, resulting in an estimated $50.3675 million of cash payable to the EyeWonder securityholders at the closing, or approximately $2.1090 per share of EyeWonder common stock based on an estimated 23,882,275 shares of EyeWonder common stock outstanding as of the closing and after giving effect to the exercise or conversion of all outstanding stock options and warrants.

•

EyeWonder securityholders will also be entitled to receive as part of the merger consideration an aggregate of 12,740,000 shares of Limelight common stock, or approximately 0.5335 shares of Limelight common stock for each share of EyeWonder common stock they hold. An estimated 3,013,699 of these shares, or 0.1262 shares for each share of EyeWonder common stock outstanding as of the closing, will be placed in escrow pursuant to the merger agreement and not delivered until after the end of the escrow period on June 28, 2011, subject to any indemnification claims made by Limelight under the merger agreement. Accordingly, at closing, EyeWonder stockholders will receive approximately 0.4073 shares of Limelight common stock for each share of EyeWonder common stock they hold upon the completion of the merger.

•

If the performance metrics are satisfied, EyeWonder securityholders will receive up to an additional 4,774,000 shares of Limelight common stock and $292,000 in cash in approximately April 2011, or 0.1999 shares for each share of EyeWonder common stock held as of the closing and $0.01 per share of EyeWonder common stock held as of the closing.

You should be aware that the above per share amounts are estimates only and are subject to change under certain circumstances as described above and set forth more fully in the merger agreement, and that the merger agreement does not provide for a maximum cap or other limitation on the amount of such adjustments to the cash portion of the aggregate merger consideration. The actual consideration EyeWonder securityholders receive in exchange for their EyeWonder stock may be more, less or the same as these estimates. For a more complete description of what EyeWonder securityholders will receive in the merger, we urge you to read the section entitled “The Merger Agreement — Merger Consideration” on page 93 and the merger agreement attached to this proxy statement/prospectus as Annex A. We also refer you to the tables on pages 14 to 15 of the summary to this proxy statement/prospectus.

Q:	What will holders of EyeWonder preferred stock receive as a result of the merger?

A:

Immediately prior to the effective time of the first-step merger, each outstanding share of EyeWonder preferred stock will be converted into shares of EyeWonder common stock in accordance with the EyeWonder certificate of incorporation and will be entitled to receive the same consideration per share as the other issued and outstanding shares of EyeWonder common stock. For more information, we urge you to read the section entitled “The Merger Agreement — Merger Consideration” on page 93 and the merger agreement attached to this proxy statement/prospectus as Annex A.

Q:	Is any portion of the merger consideration being set aside as an escrow?

A:

Yes. Upon the completion of the merger, Limelight will deduct an amount of cash and Limelight common stock with an aggregate value of approximately $11 million from the total merger consideration otherwise payable in the merger to EyeWonder securityholders to be held in escrow as security for indemnification claims under the merger agreement. Limelight and EyeWonder agreed in the merger agreement to use as many Limelight shares in the escrow as was practicable given U.S. tax considerations. As such, the aggregate of (A) the lesser of (i) 3,013,699 shares of Limelight common stock and (ii) the maximum number of shares of Limelight common stock that would result in the cash portion of the merger consideration payable by Limelight not exceeding 60% of the total consideration paid at closing, and (B) cash in the amount of $11 million minus the product of (i) the number of shares of Limelight included as part of the escrow amount in accordance with the terms just described, times (ii) $3.65, will be set aside in the escrow. Based on the adjustments that we currently expect to be made to the cash portion of the merger consideration, we estimate that the escrow will consist solely of 3,013,699 shares of Limelight common stock, and no cash. The escrow fund will be held until June 28, 2011, subject to any unresolved indemnification claims. For more information, we urge you to read the section entitled “The Merger Agreement — Closing Payment Procedures” on page 96 and the merger agreement attached to this proxy statement/prospectus as Annex A.

Q:	What are the earn-out provisions?

A:

In addition to the merger consideration, Limelight will issue to the EyeWonder securityholders, in proportion to their pro rata portions, a number of shares of Limelight common stock and cash determined by certain performance metrics of the final surviving entity during the performance period, which is the calendar year ending December 31, 2010. The maximum aggregate number of shares of Limelight common stock and cash that may be issued to the EyeWonder securityholders under the earn-out provisions is 4,774,000 and approximately $292,000 cash. For more information, we urge you to read the section entitled “The Merger Agreement — Closing Payment Procedures” on page 96 and the merger agreement attached to this proxy statement/prospectus as Annex A.

Q:	What will holders of EyeWonder options and warrants receive as a result of the merger?

A:

Each EyeWonder stock option that is outstanding and unexercised immediately prior to the completion of the first merger will be cancelled and will not be assumed by Limelight. Additionally, Limelight will not assume any EyeWonder warrants in connection with the merger. After the effective time of the merger, Limelight intends to instruct the exchange agent to pay any holder of EyeWonder options not exercised prior to the effective time the merger consideration into which the shares of EyeWonder stock underlying such options could have been converted as of immediately prior to the effective time had such options been exercised, less the exercise price of such options and less the pro rata portion of the escrow amount attributable to such shares of EyeWonder stock. At the effective time of the merger, each EyeWonder warrant then outstanding will be cancelled and converted without exercise into and represent the right to receive the merger consideration into which the shares of EyeWonder stock underlying such EyeWonder warrant have been converted, less the conversion price of such EyeWonder warrant and less the pro rata portion of the escrow amount attributable to such shares of EyeWonder stock.

The exercise price for each outstanding EyeWonder stock option ranges from $0.005 per option to $2.00 per option and the conversion price for each outstanding EyeWonder warrant ranges from $0.0002 per share to $0.75 per share. Based on the exercise price and conversion price of each outstanding EyeWonder stock option and EyeWonder warrant, as applicable, none of the outstanding EyeWonder stock options or EyeWonder warrants will be “underwater” at the closing of the merger.

For illustrative purposes only and based on the assumptions set forth in the section entitled “Summary — The Merger Agreement — Merger Consideration” beginning on page 14, each outstanding EyeWonder option exercisable for a share of EyeWonder common stock and each outstanding EyeWonder warrant convertible into a share of EyeWonder common stock will receive the following consideration at closing in connection with the merger:

•	if the exercise price for such EyeWonder option or warrant is $0.005, $2.1040 in cash and 0.4073 shares of Limelight common stock;

•	if the exercise price for such EyeWonder option or warrant is $0.29, $1.8190 in cash and 0.4073 shares of Limelight common stock;

•	if the exercise price for such EyeWonder option or warrant is $0.75, $1.3590 in cash and 0.4073 shares of Limelight common stock;

•	if the exercise price for such EyeWonder option is $1.50, $0.6090 in cash and 0.4073 shares of Limelight common stock; and

•	if the exercise price for such EyeWonder option or warrant is $2.00, $0.1090 in cash and 0.4073 shares of Limelight common stock.

For more information, please see “The Merger Agreement — Treatment of EyeWonder Stock Options and Warrants” on page 95.

Q:	If I am a Limelight stockholder, how does the Limelight board of directors recommend that I vote?

A:

After careful consideration, the Limelight board of directors unanimously recommends that Limelight stockholders vote “FOR” Proposal No. 1 to approve the issuance of shares of Limelight common stock in the first merger, and “FOR” Proposal No. 2 to adjourn the Limelight special meeting, if necessary, if a quorum is present, to solicit additional proxies if there are not sufficient votes in favor of Proposal No. 1. For a description of the reasons underlying the recommendations of the Limelight board of directors, see the sections entitled “Limelight Proposal No. 1 and EyeWonder Proposal No. 1 — The Merger — Reasons for the Merger — Limelight’s Reasons for the Merger” on page 74, and the section entitled “Limelight Proposal No. 2 — Possible Adjournment of the Limelight Special Meeting” on page 134.

Q:	If I am an EyeWonder stockholder, how does the EyeWonder board of directors recommend that I vote?

A:

After careful consideration, the EyeWonder board of directors unanimously recommends that EyeWonder stockholders vote “FOR” Proposal No. 1 to adopt the merger agreement, “FOR” Proposal No. 2 to approve the conversion of each share of outstanding EyeWonder Series A preferred stock into EyeWonder common stock immediately prior to the effective time of the first-step merger in accordance with the EyeWonder certificate of incorporation and “FOR” Proposal No. 3 to approve the conversion of each share of outstanding EyeWonder Series B preferred stock into EyeWonder common stock immediately prior to the effective time of the first-step merger in accordance with the EyeWonder certificate of incorporation. The EyeWonder board of directors also recommends that EyeWonder stockholders vote “FOR” Proposal No. 4 to adjourn or postpone the special meeting, if necessary, if a quorum is present, to solicit additional proxies if there are not sufficient votes in favor of Proposal No. 1. For a description of the reasons underlying the recommendations of the EyeWonder board of directors, see the sections entitled “Limelight Proposal No. 1 and EyeWonder Proposal No. 1 — The Merger — Reasons for the Merger — EyeWonder’s Reasons for the Merger” on page 76 and the sections entitled “EyeWonder Proposal No. 2 — Conversion of Series A Preferred Stock” on page 134, “EyeWonder Proposal No. 3 — Conversion of Series B Preferred Stock” on page 135, and “EyeWonder Proposal No. 4 — Possible Adjournment of the EyeWonder Special Meeting” on page 135.

Q:	What risks should I consider in deciding whether to vote in favor of the proposals being submitted to the stockholders of Limelight and EyeWonder?

A:	You should carefully review the section of this proxy statement/prospectus entitled “Risk Factors” on page 26, which presents risks and uncertainties related to the merger, Limelight and EyeWonder.

Q:	Can I attend the special meeting and vote my shares in person?

A:

Yes. All stockholders, including stockholders of record and stockholders who hold their shares through banks, brokers, nominees or any other holder of record, are invited to attend the special meeting of Limelight or EyeWonder, as applicable. Holders of record of Limelight common stock and holders of record of EyeWonder common stock and preferred stock can vote in person at the applicable special meeting. If you are not a stockholder of record, you must obtain a proxy, executed in your favor, from the record holder of your shares, such as a broker, bank or other nominee, to be able to vote in person at the special meeting. If you plan to attend a special meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership, and you must bring a form of personal photo identification with you to be admitted. Limelight and EyeWonder each reserve the right to refuse admittance to anyone without proper proof of share ownership or without proper photo identification.

Q:	If my shares of common stock are held in street name by my broker, will my broker automatically vote my shares for me?

A:

No. Your broker cannot vote your shares without instructions from you. You should instruct your broker as to how to vote your shares, following the directions your broker provides to you. Please check the voting form used by your broker.

Q:	Can I change my vote?

A:

Yes. You may change your vote at any time before your proxy is voted at the Limelight special meeting or the EyeWonder special meeting, as applicable. You can do this in one of three ways. First, you can sign and return a proxy card with a later date. Second, you can deliver a written revocation letter to Limelight’s or EyeWonder’s Corporate Secretary, as applicable. Third, you can attend the meeting and vote in person and notify Limelight’s or EyeWonder’s Corporate Secretary, as applicable. Your attendance alone will not revoke your proxy. Please note that, if you have instructed a broker to vote your shares, you must follow directions received from your broker to change those instructions.

Q:	If I am an EyeWonder stockholder or I hold EyeWonder warrants, should I send in my EyeWonder stock certificates or warrants now?

A:

No. You should not send in your EyeWonder stock certificates or warrants at this time. After the merger is completed, Limelight will send you instructions for surrendering EyeWonder stock certificates and warrants and the receipt of the merger consideration. Unless EyeWonder stockholders or warrant holders specifically request to receive Limelight stock certificates, the shares of Limelight stock they receive in the merger will be issued in book-entry form.

Q:	Am I entitled to appraisal rights?

A:

Under Delaware corporate law, holders of EyeWonder common stock are entitled to appraisal rights in connection with the merger and may obtain payment in cash for the fair value of their shares of EyeWonder common stock, but only if they submit a written demand for an appraisal before the vote is taken on the adoption of the merger agreement at the EyeWonder special meeting and comply with the applicable provisions of Delaware law. A copy of the Delaware statutory provisions relating to appraisal rights is included as Annex E to this proxy statement/prospectus, and a summary of these provisions can be found in the section hereof entitled “Limelight Proposal No. 1 and EyeWonder Proposal No. 1 — The Merger — Appraisal Rights” on page 89. Limelight stockholders are not entitled to appraisal rights in connection with the merger.

Q:	When do you expect to complete the merger?

A:

We anticipate that the completion of the merger will occur in the first half of 2010, but we cannot predict the exact timing. For more information, please see the section entitled “The Merger Agreement — Conditions to Complete the Merger” on page 108.

Q:	Will my rights as a Limelight stockholder be different than my rights as an EyeWonder stockholder?

A:

Yes. Upon completion of the merger, each EyeWonder stockholder who does not exercise appraisal rights will become a Limelight stockholder. There are important differences between the rights of stockholders of Limelight and stockholders of EyeWonder. A description of these differences can be found in the section entitled “Comparison of Stockholders’ Rights” on page 155.

Q:	What are the material U.S. tax consequences of the merger?

A:	Limelight and EyeWonder each expect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, or the Code.

If the merger so qualifies as a reorganization, a U.S. holder of EyeWonder common stock receiving Limelight common stock and cash in exchange for EyeWonder common stock in the merger generally will recognize gain equal to the lesser of (i) the amount of cash received by the U.S. holder (excluding any cash received in lieu of fractional shares) and (ii) the excess of the “amount realized” by the U.S. holder over the U.S. holder’s tax basis in the EyeWonder common stock. The “amount realized” by the U.S. holder will equal the sum of the fair market value of the Limelight common stock and the amount of cash (including any cash received in lieu of fractional shares) received by the U.S. holder. Losses will not be permitted to be recognized. Realized gain or loss must be calculated separately for each identifiable block of shares (i.e., shares acquired at different times and prices) exchanged in the merger, and a loss realized on the exchange of one block cannot be used to offset a gain recognized on the exchange of another block.

Tax consequences of the merger are complex and depend on the facts of your individual situation. You should read the section entitled “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 140. Because individual circumstances may differ, you are urged to consult with your own tax advisor as to the tax consequences of the merger.

Q:	What do I need to do now?

A:

We urge you to read this proxy statement/prospectus carefully, including its annexes, and to consider how the merger affects you. You may provide your proxy instructions by mailing your signed proxy card in the enclosed return envelope. Please provide your proxy instructions only once and as soon as possible so that your shares can be voted at the special meeting of Limelight stockholders or special meeting of EyeWonder stockholders, as applicable.

Q:	What happens if I do not return a proxy card or otherwise provide proxy instructions?

A:

If you are a Limelight stockholder, the failure to return your proxy card or otherwise provide proxy instructions could be a factor in establishing a quorum for the special meeting of Limelight stockholders, which is required to transact business at the meeting. The failure to return your proxy card or otherwise provide proxy instructions will have no effect on the proposal to approve the issuance of common stock in the transaction and the adjournment proposal, provided there is a quorum for the special meeting.

If you are an EyeWonder stockholder, the failure to return your proxy card or otherwise provide proxy instructions could be a factor in establishing a quorum for the special meeting of EyeWonder stockholders, which is required to transact business at the meeting. The failure to return your proxy card or otherwise provide proxy instructions, or abstaining from voting, will have the same effect as voting against the adoption of the merger agreement. If you are a holder of EyeWonder Series A preferred stock, the failure to return your proxy card or otherwise provide proxy instructions, or abstaining from voting, will have the same effect as voting against the Series A preferred stock conversion proposal. If you are a holder of EyeWonder Series B preferred stock, the failure to return your proxy card or otherwise provide proxy instructions, or abstaining from voting, will have the same effect as voting against the Series B preferred stock conversion proposal. The failure to return your proxy card or otherwise provide proxy instructions will have no effect on the adjournment proposal, provided there is a quorum for the special meeting.

Q:	Who is paying for this proxy solicitation?

A:

Limelight and EyeWonder are conducting this proxy solicitation and will bear the cost of soliciting proxies, including the preparation, assembly, printing and mailing of this proxy statement/prospectus, the proxy card and any additional information furnished to stockholders. In addition to solicitation of proxies by mail, Limelight will request that banks, brokers, and other record holders send proxies and proxy material to the beneficial owners of Limelight common stock and secure their voting instructions. Limelight will reimburse the record holders for their reasonable expenses in taking those actions. In addition to soliciting proxies by mail, Limelight may use its directors, officers and employees to solicit proxies from Limelight stockholders, either in person or by telephone, letter, or other electronic means. None of these individuals will receive any special compensation for doing this, although we will reimburse these individuals for their reasonable out-of-pocket expenses. In addition to solicitation of proxies by mail, EyeWonder may use its directors, officers and employees to solicit proxies from EyeWonder stockholders, either in person or by telephone, letter, or other electronic means. None of these individuals will receive special compensation for doing this.

Q:	Whom should I call with questions?

A:

If you are a Limelight stockholder and need any assistance in completing your proxy card or have questions regarding the special meeting, you may call Paul Alfieri, Investor Relations, at (917) 297-4241.

If you are an EyeWonder stockholder and need any assistance in completing your proxy card or have questions regarding the special meeting, you may call Jerome F. Connell, Jr., General Counsel and Chief Operating Officer, at (678) 891-2041.

SUMMARY

This summary highlights material information from this proxy statement/prospectus. It may not contain all of the information that is important to you. We urge you to read carefully the entire proxy statement/prospectus and the other documents to which we refer to fully understand the merger and the related transactions. See “Where You Can Find More Information” on page 164. Each item in this summary refers to the page of this proxy statement/prospectus on which that subject is discussed in more detail.

Market Price and Dividend Data (page 153)

Limelight’s common stock has traded on the Nasdaq Global Market under the symbol “LLNW” since Limelight’s initial public offering on June 7, 2007. There is currently no public market for EyeWonder’s common stock. On December 18, 2009, the last full trading day prior to the public announcement of the proposed merger, the closing sale price of Limelight common stock was $3.79 per share. On [            ], 2010, the last full trading day prior to the printing of this proxy statement/prospectus, the closing sale price of Limelight common stock was at $[            ] per share.

The market price of Limelight common stock will fluctuate prior to and after the closing of the first-step merger. You should obtain current market quotations for the shares.

Risks Relating to the Merger (page 26)

In evaluating the merger agreement or the issuance of shares of Limelight common stock in the merger, you should carefully read this proxy statement/prospectus and especially consider the factors discussed in the section entitled “Risks Factors — Risks Relating to the Merger” on page 26, as well as the additional risk factors discussed in the section entitled “Risk Factors” that relate to Limelight or EyeWonder, respectively.

Information About the Companies

Limelight Networks, Inc. (page 59). Limelight Networks, Inc. was established in June 2001 as a limited liability company and converted into a Delaware corporation in August 2003. Limelight is a provider of high- performance content delivery network services. Limelight delivers content for traditional and emerging media companies, or content providers, including businesses operating in the television, music, radio, newspaper, magazine, movie, videogame, software and social media industries as well as enterprises and government entities doing business online. The principal executive offices of Limelight are located at 2220 W. 14th Street, Tempe, AZ 85281, and its telephone number is (602) 850-5000.

Elvis Merger Sub One Corporation (page 59). Elvis Merger Sub One Corporation, a wholly owned subsidiary of Limelight, was formed solely for the purpose of completing the merger and is incorporated in Delaware. The principal executive offices of Elvis Merger Sub One Corporation are located at 2220 W. 14th Street, Tempe, AZ 85281, and its telephone number is (602) 850-5000.

Elvis Merger Sub Two LLC (page 59). Elvis Merger Sub Two LLC, a wholly owned subsidiary of Limelight, was formed solely for the purpose of completing the merger and is incorporated in Delaware. The principal executive offices of Elvis Merger Sub Two LLC are located at 2220 W. 14th Street, Tempe, AZ 85281, and its telephone number is (602) 850-5000.

EyeWonder, Inc. (page 59). EyeWonder, Inc., a Delaware corporation, was incorporated in December 1999. EyeWonder is a provider of interactive digital advertising products and services. EyeWonder creates and executes high-impact online video and rich media advertising campaigns and provides advertisers, advertising agencies and content publishers the ability to create, build, deliver, track and optimize interactive advertising campaigns. The principal executive offices of EyeWonder are located at 229 Peachtree Street NE, International Tower Suite 1700, Atlanta, GA 30303, and its telephone number is (678) 891-2020.

The Limelight Special Meeting (page 62)

The special meeting of Limelight stockholders will be held on [                    ], 2010 at [            ], local time, at the Sheraton Phoenix Airport Hotel Tempe, located at 1600 South 52nd Street, Tempe, AZ 85281. At the special meeting, Limelight stockholders will be asked to:

•	To consider and vote upon the issuance of shares of Limelight common stock in the merger of Elvis Merger Sub One Corporation with and into EyeWonder as contemplated by the merger agreement;

•

Approve the adjournment or postponement of the special meeting, if necessary, to solicit additional proxies, in the event that there are not sufficient votes at the time of the special meeting to adopt the merger agreement; and

•	To transact such other business as may properly come before the Limelight special meeting or adjournments or postponements of the Limelight special meeting.

Only holders of record at the close of business on [                    ], 2010 will be entitled to vote at the special meeting. Each share of Limelight common stock is entitled to vote. As of the record date, [            ] shares of Limelight common stock were outstanding, held by approximately [            ] registered holders.

Approval of the issuance of Limelight common stock to EyeWonder securityholders in the merger requires the affirmative vote of the holders of a majority of the shares entitled to vote on the subject matter and present in person or represented by proxy. Because approval of this proposal requires the affirmative vote of a majority of shares entitled to vote on the subject matter present in person or represented by proxy, abstentions will have the same effect as a vote against this proposal. However, the failure to vote, either by proxy or in person, and broker non-votes, will have no effect on the proposal.

Approval of the adjournment proposal requires the affirmative vote of the holders of a majority of the shares entitled to vote on the subject matter and present in person or represented by proxy at the special meeting. Because approval of this proposal requires the affirmative vote of a majority of the shares entitled to vote on the subject matter and present in person or represented by proxy at the special meeting, abstentions will have the same effect as a vote against this proposal. However, the failure to vote, either by proxy or in person, and broker non-votes, will have no effect on the adjournment proposal.

As of the record date, directors and executive officers of Limelight, and their affiliates, had the right to vote [            ] shares of Limelight common stock, or [    ]% of the outstanding Limelight common stock at that date. Limelight currently expects that each of these individuals will vote their shares of Limelight common stock in favor of the proposals to be presented at the special meeting.

The EyeWonder Special Meeting (page 66)

The special meeting of EyeWonder stockholders will be held on [                    ], 2010 at [            ], local time, at 229 Peachtree Street NE, International Tower, Suite 1700, Atlanta, Georgia 30303. At the special meeting, EyeWonder stockholders will be asked to:

•

Adopt the Agreement and Plan of Merger, dated as of December 21, 2009, by and among Limelight, Elvis Merger Sub One Corporation, Elvis Merger Sub Two LLC, EyeWonder, John J. Vincent, as stockholder representative, and Deutsche Bank National Trust Company, as Escrow Agent;

•

Approve the conversion of each share of outstanding EyeWonder Series A preferred stock into EyeWonder common stock immediately prior to the effective time of the first-step merger in accordance with the EyeWonder certificate of incorporation;

•

Approve the conversion of each share of outstanding EyeWonder Series B preferred stock into EyeWonder common stock immediately prior to the effective time of the first-step merger in accordance with the EyeWonder certificate of incorporation;

•

Approve the adjournment or postponement of the special meeting, if necessary, if a quorum is present, to solicit additional proxies, in the event that there are not sufficient votes at the time of the special meeting to adopt the merger agreement; and

•	To transact such other business as may properly come before the EyeWonder special meeting or adjournments or postponements of the EyeWonder special meeting.

Only holders of record at the close of business on [            ], 2010 will be entitled to vote at the special meeting. Each outstanding share of EyeWonder capital stock is entitled to vote. As of the record date, (i) [            ] shares of EyeWonder common stock were outstanding and entitled to vote, (ii) [            ] shares of EyeWonder Series A preferred stock were outstanding and entitled to vote, and (iii) [            ] shares of EyeWonder Series B preferred stock were outstanding and entitled to vote. Each share of EyeWonder common stock is entitled to one vote at the special meeting, each share of Series A preferred stock is entitled to one vote for each share of common stock (including fractions) into which such Series A preferred stock is convertible at the special meeting and each share of Series B preferred stock is entitled to one vote for each share of common stock (including fractions) into which such Series B preferred stock is convertible at the special meeting.

Approval of the merger proposal requires the affirmative vote of the holders of a majority of the outstanding shares of EyeWonder common stock and preferred stock entitled to vote at the special meeting (voting together as a single class). Because approval of the merger proposal is based on the affirmative vote of a majority of shares outstanding, an EyeWonder stockholder’s failure to vote or abstention will have the same effect as a vote against the merger proposal.

Approval of the proposal to convert the outstanding shares of EyeWonder Series A preferred stock into EyeWonder common stock requires the affirmative vote of the holders of at least a majority of the outstanding shares of EyeWonder Series A preferred stock. Because approval of this proposal is based on the affirmative vote of a majority of the outstanding shares of EyeWonder Series A preferred stock, the failure of an EyeWonder Series A preferred stockholder to vote or an EyeWonder Series A preferred stockholder’s abstention will have the same effect as a vote against the proposal. However, the failure of an EyeWonder common stockholder or Series B preferred stockholder to vote, or an EyeWonder common stockholder’s or Series B preferred stockholder’s abstention, will have no effect on this proposal.

Approval of the proposal to convert the outstanding shares of EyeWonder Series B preferred stock into EyeWonder common stock requires the affirmative vote of the holders of at least a majority of the outstanding shares of EyeWonder Series B preferred stock. Because approval of this proposal is based on the affirmative vote of a majority of the outstanding shares of EyeWonder Series B preferred stock, the failure of an EyeWonder Series B preferred stockholder to vote or an EyeWonder Series B preferred stockholder’s abstention will have the same effect as a vote against the proposal. However, the failure of an EyeWonder common stockholder or Series A preferred stockholder to vote, or an EyeWonder common stockholder’s or Series A preferred stockholder’s abstention, will have no effect on this proposal.

Approval of the adjournment proposal requires the affirmative vote of the holders of a majority of the shares of EyeWonder common and preferred stock entitled to vote at the special meeting and present in person or represented by proxy. Because approval of this proposal requires the affirmative vote of a majority of the outstanding shares of EyeWonder common and preferred stock present in person or by proxy and entitled to vote at the special meeting, abstentions will have the same effect as a vote against this proposal. However, the failure to vote, either by proxy or in person, will have no effect on the adjournment proposal.

As of the record date, directors and executive officers of EyeWonder, and their affiliates, had the right to vote [            ] shares of EyeWonder’s common stock and preferred stock, on an as-converted basis, or [    ]% of the outstanding EyeWonder common stock and preferred stock, on an as-converted basis, at that date. EyeWonder currently expects that each of these individuals will vote their shares of EyeWonder common stock and preferred stock, if any, in favor of the proposals to be presented at the special meeting.

Recommendations to Stockholders

To Limelight Stockholders (Page 64). The Limelight board of directors has unanimously determined and believes that the issuance of shares of Limelight common stock in the first merger is advisable to, and in the best interests of, Limelight and its stockholders. The Limelight board of directors unanimously recommends that the holders of Limelight common stock vote “FOR” Proposal No. 1 to approve the issuance of shares of Limelight common stock in the merger, and “FOR” Proposal No. 2 to adjourn the Limelight special meeting, if necessary, if a quorum is present, to solicit additional proxies if there are not sufficient votes in favor of Proposal No. 1.

To EyeWonder Stockholders (Page 69). The EyeWonder board of directors has unanimously determined and believes that the merger is advisable and fair to, and in the best interests of, EyeWonder and its stockholders. The EyeWonder board of directors unanimously recommends that the holders of EyeWonder stock vote “FOR” Proposal No. 1 to adopt the merger agreement, “FOR” Proposal No. 2 to convert the Series A preferred stock into common stock and “FOR” Proposal No. 3 to convert the Series B preferred stock into common stock. The EyeWonder board of directors also recommends that EyeWonder stockholders vote “FOR” Proposal No. 4 to adjourn the EyeWonder special meeting, if necessary, if a quorum is present, to solicit additional proxies if there are not sufficient votes in favor of Proposal No. 1.

General Description of the Merger (page 71)

The merger agreement contemplates that Elvis Merger Sub One Corporation, a direct, wholly owned subsidiary of Limelight, will merge with and into EyeWonder, with EyeWonder continuing as the interim surviving entity, and, immediately thereafter, EyeWonder will merge with and into Elvis Merger Sub Two LLC, a second direct, wholly owned subsidiary of Limelight, with such subsidiary continuing as the final surviving entity. The shares of Limelight common stock to be issued to EyeWonder securityholders in the first step merger are expected to represent approximately 13% of the outstanding shares of Limelight common stock immediately following the completion of the merger, which percentage is based upon the number of outstanding shares of Limelight common stock on March 1, 2010.

Reasons for the Merger (page 74)

The principal factors and risks considered by the Limelight board of directors in reaching its conclusion to approve the merger and to recommend that the Limelight stockholders approve the issuance of shares of Limelight common stock in the first merger, and the principal factors and risks considered by the EyeWonder board of directors in reaching its conclusion to approve the merger and to recommend that the EyeWonder stockholders adopt the merger agreement are discussed, respectively, in the sections entitled “Limelight Proposal No. 1 and EyeWonder Proposal No. 1 – The Merger — Reasons for the Merger — Limelight’s Reasons for the Merger” on page 74 and “Limelight Proposal No. 1 and EyeWonder Proposal No. 1 – The Merger — Reasons for the Merger — EyeWonder’s Reasons for the Merger” on page 76.

Opinion of Limelight’s Financial Advisor (page 80)

In connection with the merger, Jefferies & Company, Inc., or Jefferies, Limelight’s financial advisor, delivered to the Limelight board of directors a written opinion, dated December 18, 2009, as to the fairness, from a financial point of view and as of the date of the opinion, of the consideration (as defined in the opinion) to be paid by Limelight pursuant to the merger agreement. The full text of the written opinion, dated December 18, 2009, of Jefferies, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex F to this proxy statement/prospectus and is incorporated by reference in its entirety into this proxy statement/prospectus. Holders of Limelight common stock are encouraged to read the opinion carefully in its entirety. Jefferies provided its opinion to the Limelight board of directors for the benefit and use of the Limelight board of directors in connection with and for purposes of its evaluation of the merger consideration from a financial point of view. Jefferies’ opinion does not address any other aspect of the merger and does not constitute a recommendation to any stockholder, or any other person, including any stockholder of EyeWonder, as to how to vote or act in connection with the proposed mergers or any matter related thereto.

Interests of Limelight’s Executive Officers and Directors in the Merger (page 86)

On February 8, 2010, the Compensation Committee of Limelight’s Board of Directors granted Jeffrey W. Lunsford, Limelight’s President, Chief Executive Officer and Chairman, 300,000 restricted stock units that become eligible for vesting based on certain financial performance criteria of the EyeWonder business unit for the calendar year ending December 31, 2010. For more information, please see “Limelight Proposal No. 1 and EyeWonder Proposal No. 1 — The Merger — Interests of Limelight’s Executive Officers and Directors in the Merger” on page 86.

Interests of EyeWonder’s Executive Officers and Directors in the Merger (page 87)

EyeWonder’s executive officers and directors have interests in the merger that are different from those of other EyeWonder stockholders. As described below, certain executive officers and directors of EyeWonder will be entitled to additional benefits as a result of the completion of the merger or upon certain events following the completion of the merger. As of the record date, all directors and executive officers of EyeWonder, together with their affiliates, beneficially owned approximately [    ]% of the outstanding shares of EyeWonder common stock.

Each of John J. Vincent, Jerome F. Connell, Jr., Patrick McClellen and Michael Rosner are party to employment agreements with EyeWonder that provide for severance benefits in the event their employment is terminated by their employer for any reason other than cause (as such term is defined in the respective employment agreement), or if their employment terminates due to disability (as such term is defined in the respective employment agreement). In addition, following the merger, Mr. Vincent, the current Chief Executive Officer and Chairman of EyeWonder, will be the Chief Executive Officer of the surviving entity, which will operate as a wholly owned subsidiary of Limelight. Limelight anticipates that Thomas Falk, a current member of EyeWonder’s board of directors, will provide ongoing consulting services to Limelight following the merger including providing assistance in integration efforts and recruiting. Effective upon the closing of the merger, Mr. Vincent has entered into an employment agreement with Limelight to serve as Chief Executive Officer of the surviving entity, Mr. Falk and Limelight intend to enter into a consulting agreement, and certain other officers may also enter into offer letters or employment agreements for employment with Limelight. Two individuals from the current EyeWonder board of directors, Mr. Vincent and Mr. Falk, will also be appointed to the Limelight board of directors. Limelight has also agreed to, and agreed to cause the surviving entity in the merger to, indemnify and hold harmless each present and former officer, director and employee of EyeWonder and its subsidiaries, or any individual who was serving at the request of EyeWonder as an officer, director or employee of another enterprise, from liability for matters arising in their capacities as such at or prior to the completion of the merger to the fullest extent provided by EyeWonder’s certificate of incorporation and bylaws. Limelight has agreed that, for six (6) years after completion of the merger, Limelight and the surviving entity will cause to be maintained the existing policy of EyeWonder’s directors’ and officers’ liability insurance covering claims that occurred at or prior to completion of the merger.

In addition, following the merger, Limelight will (i) allocate and grant, in its sole discretion after consultation with Mr. Vincent, options to acquire 1,000,000 shares of Limelight common stock among the employees of EyeWonder who continue as employees of the surviving entity, (ii) establish an employee retention plan for continuing employees and (iii) issue 1,000,000 restricted stock units to the continuing employees subject to forfeiture for failure to satisfy certain performance metrics. Limelight will also either continue (or cause the surviving entity to continue) to maintain the EyeWonder employee benefit plans or arrange for each participant in the EyeWonder employee benefit plans to participate in substantially similar plans or arrangements of Limelight (or its applicable subsidiary), or, a combination of the foregoing so that participants will have benefits substantially similar in the aggregate to benefits provided to similarly situated employees of Limelight and at least equivalent to the benefits provided by EyeWonder immediately prior to the merger. In addition, except as may be required by law, for a period of one (1) year following the merger, continuing employees will receive base and salary compensation (excluding any equity based compensation) that is no less than the compensation received by such employees immediately prior to the merger. For more information, please see “Limelight Proposal No. 1 and EyeWonder Proposal No. 1 – The Merger — Interests of EyeWonder’s Executive Officers and Directors in the Merger” on page 87.

Appraisal Rights (page 89)

Under the Delaware General Corporation Law, referred to as the DGCL, holders of EyeWonder capital stock who do not vote for the approval of the merger proposal have the right to seek appraisal of the fair value of their shares as determined by the Delaware Court of Chancery if the merger is completed, but only if they comply with all requirements of Delaware law, which are summarized in this proxy statement/prospectus in the section entitled “Limelight Proposal No. 1 and EyeWonder Proposal No. 1—The Merger—Appraisal Rights” on page 89. This appraisal amount could be more than, the same as, or less than the amount an EyeWonder stockholder would be entitled to receive under the merger agreement. Any holder of EyeWonder capital stock intending to exercise appraisal rights, among other things, must submit a written demand for appraisal to EyeWonder prior to the vote on the approval of the merger proposal and must not vote or otherwise submit a proxy in favor of approval of the merger proposal. Failure to follow exactly the procedures specified under Delaware law will result in the loss of appraisal rights. Because of the complexity of the Delaware law relating to appraisal rights, if you are considering exercising your appraisal right, EyeWonder encourages you to seek the advice of your own legal counsel.

A copy of Section 262 of the DGCL is also included as Annex E to this proxy statement/prospectus.

Regulatory Approvals Required for the Merger (page 92)

Limelight and EyeWonder have agreed to use commercially reasonable efforts to obtain as promptly as practicable all regulatory approvals that are required to complete the transactions contemplated in the merger agreement. This includes filing all required notices to governmental authorities, including the required filings with the U.S. Department of Justice, or DOJ, and the Federal Trade Commission, or FTC, pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, referred to herein as the HSR Act. Limelight and EyeWonder filed necessary notices with the DOJ and the FTC in accordance with the HSR Act on January 25, 2010. On January 29, 2010, the Premerger Notification Office of the FTC informed the parties that early termination of the statutory waiting period had been granted.

Limelight must also comply with applicable federal and state securities laws and the rules and regulations of The Nasdaq Stock Market, Inc. in connection with the issuance of shares of Limelight common stock in the merger and the filing of this proxy statement/prospectus with the SEC.

Restrictions on Resales (page 92)

The shares of Limelight common stock to be issued to EyeWonder securityholders in the merger will be registered under the Securities Act of 1933 and, except as described below, may be freely traded without restriction. Pursuant to the merger agreement, certain principal stockholders of EyeWonder have entered into a restriction agreement with Limelight and may only dispose of their shares of Limelight common stock acquired in the merger in accordance with the terms of the restriction agreement. Generally, the restrictions lapse ratably over a twelve month period after the closing of the merger, subject to certain exceptions.

The Merger Agreement

Merger Consideration (page 93). Under the terms of the merger agreement, the holders of shares of EyeWonder capital stock outstanding at the completion of the merger will receive, in the aggregate, $62 million in cash, subject to certain adjustments, and 12,740,000 shares of Limelight common stock. The amount of cash and stock payable to the EyeWonder securityholders at closing is subject to a number of factors which we summarize below that will not be known with certainty until after the closing.

The $62 million cash portion of the aggregate merger consideration will be adjusted upward by the amount of EyeWonder’s cash and cash equivalents as of the closing and the amount by which its working capital exceeds $8.3 million at closing, and downward by the amount of EyeWonder’s debt outstanding at closing, EyeWonder’s transaction costs not paid prior to closing, and the amount by which EyeWonder’s working capital is less than $8.3 million at closing. EyeWonder currently estimates that the adjustments will reduce the cash portion of the merger consideration by approximately $11.6325 million, resulting in an estimated $50.3675 million of cash payable to the EyeWonder securityholders at the closing, or approximately $2.1090 per share of EyeWonder common stock based on there being an estimated 23,882,275 shares of EyeWonder common stock outstanding as of the closing and after giving effect to the exercise or conversion of all outstanding stock options and warrants. EyeWonder estimates that the $62 million cash portion of the aggregate merger consideration will be adjusted upward by a total of approximately $775,000, which consists of $275,000, the estimated amount of EyeWonder’s cash and cash equivalents as of the closing, and $500,000, the estimated amount by which EyeWonder’s working capital will exceed $8.3 million at closing. EyeWonder estimates that the cash portion of the aggregate merger consideration will be adjusted downward by a total of approximately $12.4075 million, which consists of $12.3075 million, the estimated amount of EyeWonder’s debt outstanding as of the closing, and $100,000, the estimated amount of EyeWonder’s transaction costs not paid prior to closing, resulting in a net downward adjustment to the $62 million cash portion of the aggregate merger consideration of $11.6325 million. These amounts are estimates only and are subject to change under certain circumstances as described above and as set forth more fully in the merger agreement. The merger agreement does not provide for a maximum cap or other limitation on the amount of such adjustments to the cash portion of the aggregate merger consideration. The actual consideration EyeWonder securityholders receive in exchange for their EyeWonder stock may be more, less or the same as these estimates. The following table shows how the amount of cash payable at closing could vary if the actual adjustments are 10% higher or 10% lower than our current estimates.

	Estimated Cash Adjustments
	10% Lower	As Estimated	10% Higher
Initial cash consideration	$62,000,000	$62,000,000	$62,000,000
Adjustments to cash consideration	$10,469,250	$11,632,500	$12,795,750

Aggregate cash payable to EyeWonder securityholders	$51,530,750	$50,367,500	$49,204,250
Cash payable per share of EyeWonder stock	$2.1577	$2.1090	$2.0603

EyeWonder securityholders will also be entitled to receive as part of the merger consideration an aggregate of 12,740,000 shares of Limelight common stock, or approximately 0.5335 shares of Limelight common stock for each share of EyeWonder common stock they hold. We currently estimate that 3,013,699 of these shares, or 0.1262 shares for each share of EyeWonder common stock outstanding as of the closing, will be placed in escrow pursuant to the merger agreement and not delivered until after the end of the escrow period on June 28, 2011, subject to any indemnification claims made by Limelight under the merger agreement. Accordingly, at closing, EyeWonder securityholders will receive approximately 0.4073 shares of Limelight common stock for each share of EyeWonder common stock they hold upon completion of the merger. The following table shows the estimated number of shares of Limelight common stock that will be issuable to the EyeWonder securityholders for each share of EyeWonder common stock held at the completion of the merger:

Estimated Stock Consideration
Initial stock consideration	0.5335
Escrow adjustment to stock consideration	0.1262
Stock consideration issuable per share of EyeWonder stock	0.4073

EyeWonder does not anticipate that any indemnification claims would be made against the escrowed shares, but it is not possible to predict with any certainty whether any such claims will be made. If Limelight common stock is used to satisfy indemnification claims, the merger agreement provides for such shares to be valued at the fixed value of $3.75 per share. The following table shows, for illustration purposes only, how many shares of Limelight common stock would be issuable to the EyeWonder securityholders at the end of the escrow period if there are no such claims made, and if claims in the amount of $2.5 million, $5.0 million and $7.5 million are made:

	Value of Indemnification Claims
	no claims	$ 2,500,000	$ 5,000,000	$ 7,500,000
Limelight common stock placed in escrow	3,013,699	3,013,699	3,013,699	3,013,699
Stock used to satisfy indemnification claims	—	666,667	1,333,333	2,000,000

Aggregate stock released from escrow	3,013,699	2,347,032	1,680,366	1,013,699
Stock released per share of EyeWonder stock	0.1262	0.0983	0.0704	0.0424

EyeWonder securityholders may also receive up to an aggregate amount of 4,774,000 shares of Limelight common stock and approximately $292,000 after the closing of the merger if certain performance metrics are satisfied. Of these shares, a maximum of 2,000,000 shares, or 0.0837 shares of Limelight common stock per share of EyeWonder stock outstanding, will be issuable based on EyeWonder’s revenues for calendar year 2010, provided that such revenues are at least $49,500,000. A maximum of 2,000,000 shares, or 0.0837 shares of Limelight common stock per share of EyeWonder stock outstanding, will be issuable based on EyeWonder’s revenues for calendar year 2010, provided that such EBITDA are at least $12,600,000. The following table shows, for illustration purposes only, how many shares of Limelight common stock would be issuable to the EyeWonder securityholders based on certain assumed levels of such revenues and EBITDA:

	EyeWonder 2010 Revenues			EyeWonder 2010 EBITDA
	$50.0 million	$52.5 million	$55 million	$13.0 million	$13.5 million	$14 million
Aggregate Revenue Shares	181,818	1,090,909	2,000,000	—	—	—
Aggregate EBITDA Shares	—	—	—	571,429	1,285,714	2,000,000
Total Earnout shares	181,818	1,090,909	2,000,000	571,429	1,285,714	2,000,000
Earnout shares per share of EyeWonder stock	0.0076	0.0457	0.0837	0.0239	0.0538	0.0837

The remaining 774,000 shares of Limelight common stock and $292,000 of cash, or 0.0324 shares and $0.01 per share of EyeWonder stock outstanding, will be payable to the EyeWonder securityholders if the German company recently acquired by Limelight fails to achieve its financial milestones. Otherwise, such shares and cash will be paid to the former owners of that German company.

Treatment of EyeWonder Stock Options and Warrants (page 95). Each EyeWonder stock option that is outstanding and unexercised immediately prior to the completion of the first merger will be cancelled and will not be assumed or otherwise replaced by Limelight. Additionally, Limelight will not assume any EyeWonder warrants in connection with the merger. After the effective time of the merger, Limelight intends to instruct the exchange agent to pay any holder of EyeWonder options not exercised prior to the effective time the merger consideration into which the shares of EyeWonder stock underlying such options could have been converted as of immediately prior to the effective time had such options been exercised, less the exercise price of such options and less the pro rata portion of the escrow amount attributable to such shares of EyeWonder stock. At the effective time of the merger, each EyeWonder warrant then outstanding will be cancelled and converted without exercise into and represent the right to receive the merger consideration into which the shares of EyeWonder stock underlying such EyeWonder warrant have been converted, less the exercise price of such EyeWonder warrant and less the pro rata portion of the escrow amount attributable to such shares of EyeWonder stock.

Fractional Shares (page 94). Limelight will not issue any fractional shares of common stock in connection with the merger. Instead, each holder of EyeWonder capital stock who would otherwise be entitled to receive a fraction of a share of Limelight common stock will be entitled to receive cash without interest, in an amount equal to such fraction of a share of Limelight common stock on the trading day that is two (2) trading days immediately prior to the date the first-step merger is completed.

Limitation on the Solicitation, Negotiation and Discussion of Other Acquisition Proposals by EyeWonder (page 104). EyeWonder has agreed to a number of limitations with respect to soliciting, negotiating and discussing acquisition proposals involving persons other than Limelight, and to certain related matters.

Conditions to Complete the Merger (page 108). Completion of the merger is subject to obtaining the requisite votes of the Limelight and EyeWonder stockholders, and is subject to other customary closing conditions.

Termination of the Merger Agreement (page 111). Either Limelight or EyeWonder may terminate the merger agreement under certain circumstances, which would prevent the merger from being completed. In addition, EyeWonder may be required under certain circumstances to pay Limelight, and Limelight may be required under certain circumstances to pay EyeWonder, a termination fee of $3.5 million.

Escrow; Indemnification (page 110). Upon the completion of the merger, Limelight will deduct an amount of cash and Limelight common stock with an aggregate value of approximately $11,000,000 from the total merger consideration to be held in escrow for a certain period of time as security for indemnification claims under the merger agreement.

Voting Agreements (page 115)

As an inducement for Limelight to enter into the merger agreement, certain stockholders of EyeWonder entered into voting agreements covering the EyeWonder capital stock held by such stockholders with and in favor of Limelight dated as of December 21, 2009. Pursuant to the EyeWonder voting agreements, each such stockholder agreed, among other things, to vote all of such stockholder’s EyeWonder capital stock in favor of the adoption of the merger agreement and the transactions contemplated by the merger agreement and against any proposal that would compete with the merger agreement and the transactions contemplated by the merger agreement. The EyeWonder voting agreements terminate upon any termination of the merger agreement in accordance with its terms. The form of EyeWonder Voting Agreement is included as Annex B to this proxy statement/prospectus.

As an inducement for EyeWonder to enter into the merger agreement, certain stockholders of Limelight entered into voting agreements covering the Limelight capital stock held by such stockholders with and in favor of EyeWonder dated as of December 21, 2009. Pursuant to the Limelight voting agreements, each such stockholder agreed, among other things, to vote all of such stockholder’s Limelight capital stock in favor of the issuance of Limelight common stock in the transactions contemplated by the merger agreement and against any proposal that would compete with the issuance of Limelight common stock in the transactions contemplated by the merger agreement. The Limelight voting agreements terminate upon any termination of the merger agreement in accordance with its terms. The form of Limelight Voting Agreement is included as Annex C to this proxy statement/prospectus.

Stock Purchase Agreements (page 117)

As an inducement for Limelight to enter into the merger agreement, certain stockholders of EyeWonder entered into stock purchase agreements with and in favor of Limelight dated as of December 21, 2009. Pursuant to the EyeWonder stock purchase agreements, each such stockholder agreed, among other things, to sell the EyeWonder securities beneficially held by such stockholder to Limelight under certain specified circumstances. The form of EyeWonder Stock Purchase Agreement is included as Annex D to this proxy statement/prospectus.

Accounting Treatment (page 139)

The merger will be accounted for as a purchase transaction by Limelight for financial reporting and accounting purposes under U.S. generally accepted accounting principles. The results of operations of EyeWonder will be included in the consolidated financial statements of Limelight following the completion of the merger.

Material U.S. Federal Income Tax Consequences of the Merger (page 140)

Limelight and EyeWonder each expect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. If the merger so qualifies as a reorganization, a U.S. holder of EyeWonder common stock receiving Limelight common stock and cash in exchange for EyeWonder common stock in the merger generally will recognize gain equal to the lesser of (i) the amount of cash received by the U.S. holder (excluding any cash received in lieu of fractional shares) and (ii) the excess of the “amount realized” by the U.S. holder over the U.S. holder’s tax basis in the EyeWonder common stock. The “amount realized” by the U.S. holder will equal the sum of the fair market value of the Limelight common stock and the amount of cash (including any cash received in lieu of fractional shares) received by the U.S. holder. Losses will not be permitted to be recognized. Realized gain or loss must be calculated separately for each identifiable block of shares (i.e., shares acquired at different times and prices) exchanged in the merger, and a loss realized on the exchange of one block cannot be used to offset a gain recognized on the exchange of another block.

Tax consequences of the merger are complex and depend on the facts of your individual situation. You should read the section entitled “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 140. Because individual circumstances may differ, you are urged to consult with your own tax advisor as to the tax consequences of the merger.

SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

How We Prepared the Financial Statements

The following information is provided to aid you in your analysis of the financial aspects of the proposed acquisition by Limelight of EyeWonder. The information of Limelight was derived from the audited financial statements of Limelight for the years 2005 through 2009. The information of EyeWonder was derived from the audited financial statements of EyeWonder for the years 2005 through 2009. The information is only a summary and you should read it together with Limelight’s historical consolidated financial statements and related notes contained in its periodic reports and other information that Limelight has filed with the Securities and Exchange Commission, or the SEC, and the EyeWonder historical consolidated financial statements included in this proxy statement/prospectus. See “Where You Can Find More Information” on page 164.

Pro Forma Data

The unaudited pro forma combined consolidated condensed financial information is presented to give you a better picture of what Limelight’s and EyeWonder’s businesses might have looked like had they been combined on the dates indicated. The unaudited pro forma combined consolidated condensed statement of operations gives effect to the merger as if it had occurred on January 1, 2009. The unaudited pro forma combined consolidated condensed balance sheet gives effect to the merger as if it had occurred on December 31, 2009. You should not rely on the unaudited pro forma combined consolidated condensed financial information as being indicative of the historical results that we would have had or the future results that we will experience after the merger. See “Selected Unaudited Pro Forma Combined Consolidated Condensed Financial Data” on page 22.

Merger-Related Expenses

Limelight estimates that its merger-related fees and expenses, consisting primarily of fees and expenses of investment bankers, attorneys and accountants, and financial printing and other related charges, will be approximately $2.1 million. See Note 6 of unaudited pro forma combined consolidated condensed financial statements.

EyeWonder estimates that its merger-related fees and expenses, consisting primarily of fees and expenses of investment bankers, attorneys and accountants and financial printing and other related charges, will be approximately $0.7 million. See Note  6 of unaudited pro forma combined consolidated condensed financial statements.

Selected Historical Financial Data

You should read the selected financial data presented below with the financial statements of the respective companies and the notes thereto. The Limelight historical consolidated financial statements and footnotes and EyeWonder historical financial statements and footnotes are included in this proxy statement/prospectus. See “Where You Can Find More Information” on page 164.

Limelight Financial Data

The following selected historical financial data for, and as of the end of, each of the five years in the period ended December 31, 2009 have been derived from Limelight’s consolidated financial statements, which have been audited by Ernst & Young LLP, Limelight’s independent registered public accounting firm. Consolidated Financial Statements prior to 2006 are not included or incorporated herein by reference.

You should read this data together with the audited consolidated financial statements of Limelight, including the notes thereto, included in this proxy statement/prospectus. Please see the heading “Where You Can Find More Information” on page 164. Operating results for the year ended December 31, 2009 does not necessarily indicate the results that can be expected for the year ending December 31, 2010.

	Year Ended December 31,
	2009	2008	2007	2006	2005
	(in thousands, except per share data)
Statement of Operations Data:
Revenue	$131,663	$129,530	$103,111	$65,243	$21,303
Cost of revenue:
Cost of services (1)	61,572	58,186	44,802	25,662	9,037
Depreciation – network	24,051	25,675	20,739	10,316	2,851

Total cost of revenue	85,623	83,861	65,541	35,978	11,888
Gross margin	46,040	45,669	37,570	29,265	9,415

Operating expenses:
General and administrative (1)	34,128	52,440	31,827	18,388	4,107
Sales and marketing (1)	32,587	34,916	25,462	6,841	3,078
Research and development (1)	7,937	7,365	5,504	3,151	462
Depreciation and amortization	2,351	1,356	857	226	100
Provision for litigation (3)	(65,645)	17,515	48,130	—	—

Total operating expenses	11,358	113,592	111,780	28,606	7,747

Operating income (loss)	34,682	(67,923)	(74,210)	659	1,668

Other income (expense):
Interest expense	(39)	(55)	(1,418)	(1,828)	(955)
Interest income	1,345	5,098	5,153	208	—
Other income (expense)	(14)	(171)	(144)	175	(16)

Total other income (expense)	1,292	4,872	3,591	(1,445)	(971)

Income (loss) before income taxes	35,974	(63,051)	(70,619)	(786)	697
Income tax expense (2)	1,084	16	2,401	2,591	300

Net income (loss)	$34,890	$(63,067)	$(73,020)	$(3,377)	$397

Net income (loss) allocable to common stockholders	$34,890	$(63,067)	$(73,020)	$(3,377)	$240

Net income (loss) per common share:
Basic	$0.41	$(0.76)	$(1.26)	$(0.13)	$0.01

Diluted	$0.40	$(0.76)	$(1.26)	$(0.13)	$0.01

Shares used in per weighted average share calculation:
Basic	84,202	82,932	57,982	25,059	34,737
Diluted	87,972	82,932	57,982	25,059	40,526

(1)	Includes share-based compensation as follows:

	Year Ended December 31,
	2009	2008	2007	2006	2005
	(in thousands)
Cost of services	$2,414	$2,243	$1,489	$459	$—
General and administrative	7,556	8,060	10,653	6,794	94
Sales and marketing	4,970	5,400	3,948	334	—
Research and development	2,523	2,355	2,820	1,661	—

Total share-based compensation	$17,463	$18,058	$18,910	$9,248	$94

(2)

In 2009, 2008, 2007 and 2006, approximately $3.2 million, $2.0 million, $10.5 million and $7.6 million, respectively, in stock-based compensation expense was not deductible for tax purposes by Limelight. In 2006, this resulted in Limelight incurring income tax expense despite Limelight having generated a loss before income taxes in that period. Limelight expects to continue to incur non-deductible stock-based compensation expense in the future. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Basis of Presentation — Income Tax Expense.”

(3)

In February 2008, a jury returned a verdict in a patent infringement lawsuit filed by Akamai Technologies, Inc., or Akamai, and the Massachusetts Institute of Technology, or MIT, against Limelight, finding that Limelight infringed four claims of the patent at issue and rejecting Limelight’s invalidity defenses. The jury awarded Akamai an aggregate of approximately $45.5 million in lost profits, reasonable royalties and price erosion damages, plus pre-judgment interest estimated to be $2.6 million. During 2008, Limelight recorded an additional potential damage liability relating to this infringement of $15.5 million, plus additional interest of $2.0 million. The total provision for litigation at December 31, 2008 was $65.6 million. Limelight also filed a motion for reconsideration of the court’s earlier denial of Limelight’s motion for Judgment as a Matter of Law or JMOL. Limelight’s motion for reconsideration of JMOL was based largely upon a clarification in the standard for a finding of joint infringement articulated by the Federal Circuit in the case of Muniauction, Inc. v. Thomson Corp. (the Muniauction Case), released after the court denied Limelight’s initial motion for JMOL. On April 24, 2009 the court issued its order and memorandum setting aside the adverse jury verdict and ruling that Limelight did not infringe Akamai’s ‘703 patent and that Limelight is entitled to judgment as a matter of law. Based upon the court’s April 24, 2009 order Limelight has reversed the $65.6 million provision for litigation previously recorded for this lawsuit as Limelight no longer believes that payment of any amounts represented by the litigation provision is probable. The court entered final judgment in favor of Limelight. Akamai filed a notice of appeal of the court’s decision on May 26, 2009 and filed its appeal brief on September 15, 2009, Limelight filed its reply brief on December 9, 2009 and each party has filed further appeal briefs. A date has not been set by the appeals court for a hearing. Limelight cannot assure you that this lawsuit ultimately will be resolved in its favor.

	Year Ended December 31,
	2009	2008	2007	2006	2005
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents and marketable securities, current	$154,379	$174,643	$197,097	$7,611	$1,536
Non-current marketable securities	12	13	87	285	355
Working capital (deficit)	159,530	116,608	154,501	14,596	(1,827)
Property and equipment, net	35,524	40,185	46,968	41,784	11,986
Total assets	235,670	256,792	273,428	74,424	19,583
Long-term debt, less current portion	—	—	—	20,491	8,809
Convertible preferred stock	—	—	—	45	7
Total stockholders’ equity	202,800	150,131	194,037	37,039	1,823

EyeWonder Financial Data

The following selected historical financial data for, and as of the end of, each of the five years in the period ended December 31, 2009 have been derived from EyeWonder’s consolidated financial statements, which have been audited by Grant Thornton, LLP, EyeWonder’s independent certified public accounting firm.

You should read this data together with the audited and unaudited consolidated financial statements of EyeWonder, including the notes thereto. Operating results for the year ended December 31, 2009 does not necessarily indicate the results that can be expected for the year ending December 31, 2010.

	Year Ended December 31,
	2009	2008	2007	2006	2005
	(in thousands, except per share data)
Statement of Operations Data:
Revenue	$35,294	$25,533	$15,646	$6,230	$2,717
Operating expenses:
Salaries, wages and employee benefits	21,559	15,540	7,778	3,483	1,655
Selling, general, and administrative expenses	7,731	6,731	4,155	1,785	652
Depreciation and amortization	807	541	278	101	49
Other production costs	2,993	3,408	1,197	763	397

Total operating expenses	33,090	26,220	13,408	6,132	2,753

Operating income (loss)	2,204	(687)	2,238	98	(36)

Other income (expense):
Interest expense	(3,377)	(943)	(595)	(121)	(76)
Interest income	37	72	36	—	—

Total other income (expense)	(3,340)	(871)	(559)	(121)	(76)

Income (loss) before income taxes	(1,136)	(1,558)	1,679	(23)	(112)
Income tax expense (benefit)	955	—	—	—	—

Net income (loss)	$(2,091)	$(1,558)	$1,679	$(23)	$(112)

Less: Net loss attributable to the noncontrolling interests	(396)	(683)	—	—	—

Net income (loss) attributable to EyeWonder, Inc.	$(1,695)	$(875)	$1,679	$(23)	$(112)

Net income (loss) allocable to common stockholders (unaudited)	$(1,695)	$(875)	$1,679	$(23)	$(112)

Net income (loss) per common share (unaudited):
Basic	$(0.15)	$(0.09)	$0.11	$(0.00)	$(0.01)

Diluted	$(0.15)	$(0.09)	$0.09	$(0.00)	$(0.01)

Shares used in per weighted average share calculation (unaudited):
Basic	11,397	9,863	14,644	9,380	9,313
Diluted	11,397	9,863	19,050	9,380	9,313

	Year Ended December 31,
	2009	2008	2007	2006	2005
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$2,196	$2,084	$1,287	$—	$288
Restricted cash	263	—	—	—	—
Non-current available for sale securities	985	107	—	—	—
Working capital (deficit)	10,030	9,117	5,027	(1,106)	(1,438)
Property and equipment, net	1,255	901	823	414	73
Total assets	18,457	14,483	9,319	2,745	1,200
Long-term debt, less current portion	10,825	4,384	3,240	917	854
Convertible preferred stock	5,183	10,131	5,183	3,495	3,431
Total stockholders’ equity (deficit)	2,730	7,048	2,893	(1,689)	(2,210)

SELECTED UNAUDITED PRO FORMA COMBINED CONSOLIDATED CONDENSED FINANCIAL DATA

We are providing the following summary unaudited pro forma combined consolidated condensed financial information to provide you with a better picture of what the results of operations and the financial position of Limelight’s and EyeWonder’s businesses might have looked like had the acquisition occurred on January 1, 2009 for statement of operations purposes and as of December 31, 2009 for balance sheet purposes. This information is provided for illustrative purposes only and is not necessarily indicative of what our results of operations or financial position would have been if those transactions actually occurred on the dates assumed. In addition, this information is not necessarily indicative of what our future consolidated operating results or consolidated financial position will be. The “Unaudited Pro Forma Combined Consolidated Condensed Financial Statements” are located below beginning on page 143.

Year ended December 31, 2009
(in thousands, except per share data)
Unaudited pro forma combined statement of operations data:
Revenue	$166,423
Cost of revenue:
Cost of services	69,612
Depreciation – network	24,051

Total cost of revenue	93,663

Gross margin	72,760

Operating expenses:
General and administrative	41,412
Sales and marketing	46,438
Research and development	11,010
Depreciation and amortization	7,493
Provision for litigation	(65,645)

Total operating expenses	40,708

Operating income	32,052

Other income (expense):
Interest expense	(46)
Interest income	862
Other income (expense)	(14)

Total other income (expense)	802

Income before income taxes	32,854
Income tax expense	2,039

Net income	$30,815

Net income allocable to common stockholders	$30,815

Net income per common share:
Basic	$0.32

Diluted	$0.29

Shares used in per weighted average share calculation:
Basic	96,942
Diluted	105,486

Year ended December 31, 2009
(in thousands)
Unaudited pro forma combined balance sheet data:
Cash and cash equivalents and marketable securities, current	$94,283
Restricted cash	263
Marketable securities, less current portion	997
Working capital	105,669
Property and equipment, net	36,779
Total assets	321,560
Long-term debt, less current portion	225
Convertible preferred stock	—
Total stockholders’ equity	249,455

COMPARATIVE PER SHARE DATA

The following table presents Limelight’s and EyeWonder’s audited and unaudited historical per share and combined pro forma per share data after giving effect to the acquisition using the purchase method of accounting. The pro forma data does not purport to be indicative of the results of future operations or the results that would have occurred had the acquisition been consummated at the beginning of the periods presented. The information set forth below should be read in conjunction with Limelight’s historical consolidated financial statements and the notes thereto and EyeWonder’s historical financial statements and the notes thereto included in this proxy statement/prospectus. The unaudited pro forma combined per share data combine Limelight’s and EyeWonder’s results of operations for the year ended December 31, 2009. No cash dividends have ever been declared or paid on Limelight’s or EyeWonder’s common stock.

Limelight
Year ended December 31, 2009
Historical per common share:
Earnings per share—basic	$0.41

Earnings per share—diluted	$0.40

Net book value per share (1)	$2.39

EyeWonder
Year ended December 31, 2009
(unaudited)
Historical per common share:
Earnings per share—basic	$(0.15)

Earnings per share—diluted	$(0.15)

Net book value per share (1)	$0.24

Combination
Year ended December 31, 2009
(unaudited)
Pro forma combined per common share data:
Earnings per combined company’s share—basic	$0.32

Earnings per combined company’s share—diluted	$0.29

Net book value per combined company’s share (1)	$2.55

(1)

Limelight’s and EyeWonder’s historical net book value per share of common stock is computed by dividing stockholders’ equity at the period end by the number of shares of common stock outstanding at the respective period end. The pro forma net book value per share of common stock of the combined company is computed by dividing the pro forma combined stockholders’ equity by the pro forma number of shares of Limelight’s common stock outstanding at the respective period end assuming the combination had occurred as of that date.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

In addition to historical information, this proxy statement/prospectus contains or incorporates by reference certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are not historical facts but instead represent beliefs and expectations regarding future events, many of which are, by their nature, inherently uncertain and outside Limelight’s and EyeWonder’s control. Forward-looking statements include statements preceded by, followed by, or including the words “could,” “would,” “should,” “may,” “will,” “target,” “plan,” “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “potential,” “possible,” “objective,” “outlook,” “probably,” “seek,” “strategy” and other similar expressions. In particular, the forward-looking statements contained in this proxy statement/prospectus include, but are not limited to, statements regarding:

•	the expected financial condition, results of operations, earnings outlook and prospects of Limelight, EyeWonder and the combined company;

•	the expected benefits of the merger;

•	the likelihood that Limelight and EyeWonder will receive the regulatory approvals required to complete the merger;

•	Limelight’s expectation that EyeWonder’s customers will continue to do business with the combined company;

•	the expectation that the acquisition of EyeWonder will complement Limelight’s content delivery network (CDN) business; and

•	the expectation that the merger will result in increased operational efficiency and create opportunities for cost reduction through the elimination of redundant overhead expenses.

The forward-looking statements contained or incorporated by reference herein are subject to certain risks and uncertainties that may cause actual results to differ materially from those reflected in the forward-looking statements. Such risk and uncertainties include those set forth on page 26 under the heading “Risk Factors,” as well as, among others, the following:

•	the expenses of the merger being greater than anticipated, including as a result of unexpected factors or events and unanticipated tax consequences of the merger;

•	the exposure to litigation, including the possibility that litigation relating to the merger agreement and related transactions could delay or impede the completion of the merger;

•

the integration of EyeWonder’s business and operations with those of Limelight taking longer than anticipated, being costlier than anticipated and having unanticipated adverse results relating to EyeWonder’s or Limelight’s existing businesses; and

•

the anticipated cost savings and other synergies of the merger taking longer to be realized or failing to be achieved in their entirety, and attrition in key client, partner and other relationships relating to the merger greater than expected.

You are cautioned not to place undue reliance on the forward-looking statements contained herein, which speak of our beliefs only as of the date of this proxy statement/prospectus or the date of any document incorporated by reference in this document. Except to the extent required by applicable law or regulation, neither Limelight nor EyeWonder undertakes any obligation to update these forward-looking statements to reflect events or circumstances after the date of this proxy statement/prospectus or to reflect the occurrence of unanticipated events.

All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this proxy statement/prospectus and attributable to Limelight or EyeWonder or any person acting on their behalf are expressly qualified in their entirety by the preceding cautionary statement.

RISK FACTORS

In addition to the other information included in and incorporated by reference into this proxy statement/ prospectus, including the matters addressed in the section entitled “Cautionary Statement Regarding Forward- Looking Statements” beginning on page 25, you should carefully consider the following risk factors before deciding whether to vote for approval of the merger proposal and the adjournment proposal. In addition, you should read and consider the risks associated with the business of Limelight and the business of EyeWonder because these risks will also affect the combined company. Risks associated with the business of Limelight can be found below, as well as in Limelight’s periodic reports, which are filed from time to time with the SEC, and risks associated with the business of EyeWonder can be found below. You should also read and consider the other information in this proxy statement/prospectus and the other documents incorporated by reference into this proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 164.

Risks Relating to the Merger

The number of shares of Limelight common stock that EyeWonder securityholders will receive in the merger is not determined by the market price of Limelight common stock. Declines in the market price of Limelight common stock will reduce the value received by EyeWonder securityholders in the merger. Increases in the market price of Limelight common stock will increase the value paid by Limelight in consideration of the merger.

Under the terms of the merger agreement, there is no mechanism to adjust the number of shares of Limelight common stock that will be issued in exchange for shares of EyeWonder capital stock based on changes in the market price of Limelight common stock. As a result, there will be no adjustment for changes in the market price of Limelight common stock. The dollar value of Limelight common stock received by EyeWonder securityholders upon completion of the merger will depend on the market value of Limelight common stock at the time of completion of the merger. The price of Limelight common stock has been volatile in the past and will likely continue to fluctuate in the future. A decline in the market price of Limelight common stock will result in a decline in the value received by EyeWonder securityholders. An increase in the market price of Limelight common stock will result in an increase in the value paid by Limelight in consideration of the merger.

The market price of Limelight’s common stock may decline as a result of the merger.

The market price of Limelight’s common stock may decline as a result of the merger for a number of reasons, including:

•	the integration of EyeWonder by Limelight may be unsuccessful;

•	there may be sales of substantial amounts of Limelight common stock after the merger;

•	Limelight may not achieve the perceived benefits of the merger as rapidly as, or to the extent, anticipated by financial or industry analysts; or

•	the effect of the merger on Limelight’s financial results may not be consistent with the expectations of financial or industry analysts.

These factors are, to some extent, beyond Limelight’s control. In addition, there will be a time period between the effective time of the merger and the time when EyeWonder securityholders actually receive book- entry shares evidencing Limelight common stock. Until book-entry shares are received, EyeWonder securityholders will not be able to sell their shares of Limelight common stock in the open market and, thus, will not be able to avoid losses resulting from any decline in the market price of Limelight common stock during this period. In addition, certain principal securityholders of EyeWonder have entered into a restriction agreement with Limelight and may only dispose of their shares of Limelight common stock acquired in the merger in accordance with the terms of the restriction agreement. Generally, the restrictions lapse ratably over a twelve month period after the closing of the merger, subject to certain exceptions.

There may be sales of substantial amounts of Limelight common stock after the merger, which could cause Limelight’s stock price to fall.

A substantially large number of shares of Limelight common stock may be sold into the public market within a short period of time following the closing of the merger, primarily due to the substantial number of shares that will be available for resale by certain former stockholders of EyeWonder who are not parties to restriction agreements that restrict the timing of the resale of these shares. As a result, Limelight’s stock price could fall. In addition, the sale of these shares could impair Limelight’s ability to raise capital through the sale of additional stock.

The failure of Limelight to operate and manage the combined company effectively could have a material adverse effect on Limelight’s business, financial condition and operating results.

Limelight will need to meet significant challenges to realize the expected benefits and synergies of the merger. These challenges include:

•	integrating the management teams, strategies, cultures, technologies and operations of the two companies;

•	retaining and assimilating the key personnel of each company;

•	retaining existing EyeWonder customers; and

•	creating uniform standards, controls, procedures, policies and information systems.

The accomplishment of these post-merger objectives will involve considerable risk, including:

•	the potential disruption of each company’s ongoing business and distraction of their respective management teams;

•	the possibility that the business cultures of Limelight and EyeWonder will not be compatible;

•	the difficulty of incorporating acquired technology and rights into Limelight’s operations;

•	unanticipated expenses related to the integration;

•	the impairment of relationships with employees and customers as a result of any integration of new personnel;

•	potential unknown liabilities associated with the merger; and

•	managing the risks related to EyeWonder’s business that may continue to impact the business following the merger.

Limelight and EyeWonder have operated and, until the completion of the merger, will continue to operate, independently. It is possible that the integration process could result in the loss of the technical skills and management expertise of key employees, the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies due to possible cultural conflicts or differences of opinions on technical decisions and services. A failure to integrate the two organizations successfully could adversely affect Limelight’s ability to maintain relationships with customers, suppliers and employees or to achieve the anticipated benefits of the merger.

Even if Limelight is able to integrate the EyeWonder business operations successfully, this integration may not result in the realization of the full benefits of synergies, cost savings, innovation and operational efficiencies that may be possible from this integration, and these benefits may not be achieved within a reasonable period of time.

Limelight expects to incur costs integrating the companies into a single business, and if such integration is not successful Limelight may not realize the expected benefits of the merger.

Limelight expects to incur significant costs integrating Limelight’s and EyeWonder’s operations, products and personnel. These costs may include costs for:

•	employee redeployment, relocation or severance;

•	conversion of information systems;

•	combining or coordinating research and development teams and processes;

•	combination or closures of facilities; and

•	amortization of intangibles.

In addition, Limelight expects to incur significant transaction costs in connection with the merger. Limelight does not know whether it will be successful in these integration efforts or in consummating the merger and cannot assure you that it will realize the expected benefits of the merger.

Failure to retain key employees would diminish the anticipated benefits of the merger.

The success of the merger will depend in part on the retention of personnel critical to the business and operations of the combined company due to, for example, their technical skills or management expertise. Employees may experience uncertainty about their future role with EyeWonder and Limelight until strategies with regard to these employees are announced or executed. Additionally, there is intense competition for qualified technical personnel in each company’s industry. If EyeWonder and Limelight are unable to retain personnel, including EyeWonder’s key management, technical and sales personnel who are critical to the successful integration and future operations of the companies, EyeWonder and Limelight could face disruptions in their operations, loss of existing customers, loss of key information, expertise or know-how, and unanticipated additional recruitment and training costs. In addition, the loss of key personnel would diminish the anticipated benefits of the merger. Limelight and EyeWonder cannot assure you that they will be able to attract, retain and integrate employees following the merger.

Uncertainty regarding the merger may cause customers, suppliers or strategic partners to delay or defer decisions concerning Limelight and EyeWonder and adversely affect each company’s ability to attract and retain key employees, which would adversely affect the future business and operations of Limelight and EyeWonder.

The merger will happen only if stated conditions are met, including the approval of the issuance of Limelight common stock by Limelight’s stockholders and approval of the merger proposal by EyeWonder’s stockholders, the receipt of regulatory approvals, and the absence of any material adverse effect in the business of EyeWonder. Many of the conditions are outside the control of Limelight and EyeWonder, and both parties also have stated rights to terminate the merger agreement. Accordingly, there may be uncertainty regarding the completion of the merger. This uncertainty may cause customers, suppliers or strategic partners to delay or defer decisions concerning Limelight or EyeWonder, which could negatively affect their respective businesses. Any delay or deferral of those decisions or changes in existing agreements could have a material adverse effect on the respective businesses of Limelight and EyeWonder, regardless of whether the merger is ultimately completed. Customers may also seek to modify or terminate existing agreements. In addition, by increasing the breadth of Limelight’s and EyeWonder’s business, the merger may make it more difficult for the combined company to enter into and maintain relationships, including customer relationships, with suppliers or strategic partners, some of whom may view the combined company as a more direct competitor than either Limelight or EyeWonder as an independent company. Moreover, diversion of management focus and resources from the day-to-day operation of the business to matters relating to the merger could have a material adverse effect on each company’s business and operations, regardless of whether the merger is completed. Current and prospective employees of each company may experience uncertainty about their future roles with the combined company. This may adversely affect each company’s ability to attract and retain key management, sales, marketing and technical personnel.

Directors and executive officers of EyeWonder may have conflicts of interest in recommending that EyeWonder stockholders vote in favor of the merger proposal.

Some of the directors and executive officers of EyeWonder have interests in the merger that may be different from, or are in addition to, the interests of EyeWonder stockholders. These interests relate to the payment of severance benefits to certain of EyeWonder’s executive officers under certain circumstances, the employment of John J. Vincent as Chief Executive Officer of the surviving entity following the merger, the consulting services anticipated to be provided by Thomas Falk to Limelight following the merger, the appointment of Mr. Vincent and Mr. Falk to the board of directors of Limelight, the indemnification of the officers, directors and employees of EyeWonder by Limelight in certain circumstances, the grant of stock options and issuance of restricted stock units among employees of EyeWonder who continue as employees of the surviving entity, and the maintenance of the EyeWonder or substantially similar employee benefit plans. EyeWonder stockholders should consider these interests in connection with their vote on the merger proposal, including whether these interests may have influenced these directors and executive officers to recommend or support the merger proposal. See “Limelight Proposal No. 1 and EyeWonder Proposal No. 1 — The Merger — Interests of EyeWonder’s Executive Officers and Directors in the Merger” beginning on page 87.

The market price of Limelight common stock after the merger may be affected by factors different from those affecting the shares of EyeWonder or Limelight currently.

The businesses of Limelight and EyeWonder differ in important respects and, accordingly, the results of operations of the combined company and the market price of the combined company’s shares of common stock may be affected by factors different from those currently affecting the independent results of operations of Limelight and EyeWonder. For a discussion of the business of Limelight and of certain factors to consider in connection with its business, see the documents incorporated by reference in this proxy statement/prospectus and referred to under “Where You Can Find More Information” beginning on page 164.

The merger may go forward in certain circumstances even if EyeWonder suffers a material adverse effect, which could cause the market price of Limelight’s common stock to decline.

In general, Limelight can refuse to complete the merger if a “material adverse effect” (as defined below under the heading “The Merger Agreement — Material Adverse Effect”) occurs with regard to EyeWonder before the closing. However, Limelight may not refuse to complete the merger on that basis as a result of any fact, circumstance, change or effect resulting from:

•

general economic, financial or political conditions in the United States or any other jurisdiction in which EyeWonder or any of its subsidiaries has substantial business or operations, and any changes therein (including any changes arising out of acts of terrorism, war, weather conditions or other force majeure events) to the extent they do not have a material and substantially disproportionate impact on EyeWonder and its subsidiaries, taken as a whole, relative to other interactive digital advertising companies of comparable size;

•

general conditions in the industries in which EyeWonder or any of its subsidiaries conduct business, and any changes therein (including any changes arising out of acts of terrorism, war, weather conditions or natural disasters) to the extent that they do not have a material and substantially disproportionate impact on EyeWonder and its subsidiaries, taken as a whole, relative to other interactive digital advertising companies of comparable size;

•	changes in U.S. generally accepted accounting principals, or GAAP, or any interpretations of GAAP;

•	the announcement or pendency of the merger agreement and the transactions contemplated thereby; or

•	the failure, of EyeWonder, in and of itself, to meet internal projections, forecasts or budgets of revenues, earnings or other financial metrics.

If adverse changes occur but Limelight and EyeWonder must still complete the merger, Limelight’s stock price may suffer. This in turn may reduce the value of the merger to EyeWonder securityholders.

EyeWonder stockholders will have a reduced ownership and voting interest after the merger and will exercise less influence over management.

EyeWonder stockholders currently have the right to vote in the election of the board of directors of EyeWonder and on other matters affecting EyeWonder. While the EyeWonder stockholders will continue to have the right to vote, their relative voting power will be diminished. It is expected that the former stockholders of EyeWonder as a group will own approximately 13% of the outstanding shares of Limelight immediately after the completion of merger, which percentage is based upon the number of outstanding shares of Limelight common stock on March 1, 2010.

Because of this, EyeWonder’s stockholders will have less influence on the management and policies of Limelight than they now have on the management and policies of EyeWonder.

The merger agreement limits EyeWonder’s ability to pursue alternatives to the merger, which could discourage potential competing acquirers that might have an interest in acquiring EyeWonder.

The merger agreement contains a “non-solicitation” provision that limits EyeWonder’s ability to solicit, facilitate or commit to competing third-party proposals to acquire all or a significant part of EyeWonder. In addition, as an inducement for Limelight to enter into the merger agreement, certain stockholders of EyeWonder entered into voting agreements covering the EyeWonder capital stock held by such stockholders with and in favor of Limelight dated as of December 21, 2009. Pursuant to these voting agreements, each such stockholder agreed, among other things, to vote all of the EyeWonder capital stock held by such stockholder in favor of the adoption of the merger agreement and the transactions contemplated by the merger agreement and against any proposal that would compete with the merger agreement and the transactions contemplated by the merger agreement. Also, as an inducement for Limelight to enter into the merger agreement, certain stockholders of EyeWonder entered into purchase agreements with and in favor of Limelight dated as of December 21, 2009. Pursuant to these purchase agreements, each such stockholder agreed, among other things, to sell the EyeWonder securities beneficially held by such stockholder to Limelight under certain specified circumstances. The “non- solicitation” provision of the merger agreement and the voting and purchase agreements might discourage a potential competing acquirer that might have an interest in acquiring all or a significant part of EyeWonder from considering or proposing that acquisition even if it were prepared to pay consideration with a higher per share market price than that proposed in the merger or might result in a potential competing acquirer proposing to pay a lower per share price to acquire EyeWonder than it might otherwise have proposed to pay.

If Limelight fails to maintain proper and effective internal controls or fails to implement its controls and procedures at EyeWonder and its subsidiaries after the merger, Limelight’s ability to produce accurate financial statements could be impaired, which could adversely affect its operating results, its ability to operate its business and investors’ confidence in Limelight.

Limelight must ensure that it has adequate internal financial and accounting controls and procedures in place so that it can produce accurate financial statements on a timely basis. This obligation will become more difficult as a result of the acquisition of EyeWonder. Limelight is required to spend considerable effort on establishing and maintaining its internal controls, which is costly and time-consuming and needs to be reevaluated frequently. Limelight has very limited experience in designing and testing its internal controls. For example, during the third quarter of 2007, Limelight discovered material weaknesses in its system of internal controls over its revenue recognition and stock-based compensation processes that required it to restate its previously reported consolidated financial statements for the three-and nine-months ended September 30, 2006, the three-months and year ended December 31, 2006, the three-months ended March 31, 2007, and the three and six months ended June 30, 2007.

Limelight has only operated as a public company since June 2007 and it will continue to incur significant legal, accounting and other expenses as it complies with the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the Securities and Exchange Commission and the Nasdaq Stock Market’s Global Market. These rules impose various requirements on public companies, including requiring changes in corporate governance practices, increased reporting of compensation arrangements and other requirements. Limelight’s management and other personnel will continue to devote a substantial amount of time to these compliance initiatives. Moreover, applying rules and regulations to the combined companies will increase Limelight’s legal and financial compliance costs and will make some activities more time-consuming and costly. These rules and regulations could also make it more difficult for Limelight to attract and retain qualified persons to serve on its board of directors, its board committees or as executive officers.

Section 404 of the Sarbanes-Oxley Act of 2002 requires that Limelight include in its annual report its assessment of the effectiveness of its internal control over financial reporting and its audited financial statements as of the end of each fiscal year. Furthermore, Limelight’s independent registered public accounting firm is required to report on whether it believes Limelight maintained, in all material respects, effective internal control over financial reporting as of the end of the year. Limelight successfully completed its assessment and obtained its auditors’ attestation as to the effectiveness of its internal control over financial reporting as of December 31, 2009 and 2008, respectively. EyeWonder has not been required to establish or test internal controls required for public companies and its auditors have not reviewed its internal controls or procedures. Limelight’s continued compliance with Section 404 will require that it incur substantial expense and expends significant management time on compliance related issues, including Limelight’s efforts in implementing controls and procedures for EyeWonder and its subsidiaries. Limelight currently does not have an internal audit group and uses an international accounting firm to assist it with its assessment of the effectiveness of its internal controls over financial reporting. In future years, if Limelight fails to timely complete this assessment, or if its auditors cannot timely attest, there may be a loss of public confidence in its internal controls, the market price of its stock could decline and Limelight could be subject to regulatory sanctions or investigations by the Nasdaq Stock Market’s Global Market, the Securities and Exchange Commission or other regulatory authorities, which would require additional financial and management resources. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm Limelight’s operating results or cause it to fail to timely meet its regulatory reporting obligations.

The merger is subject to the receipt of consents and approvals from regulatory authorities that may impose conditions that could have an adverse effect on Limelight or, if not obtained, could prevent completion of the merger.

Before the merger may be completed, various approvals or consents must be obtained from various regulatory and other authorities. This includes filing all required notices to governmental authorities, including the required filings with the U.S. Department of Justice, or the DOJ, and the Federal Trade Commission, or the FTC, pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, referred to herein as the HSR Act. Limelight and EyeWonder filed the applications to obtain the applicable regulatory approvals on January 25, 2010. On January 29, 2010, the Premerger Notification Office of the FTC informed the parties that early termination of the statutory waiting period had been granted.

However, either the DOJ or FTC could open an investigation of the merger and could also challenge or seek to block the merger under the antitrust laws, as it deems necessary or desirable in the public interest, even after the statutory waiting period has been early terminated, and even after completion of the merger. State attorneys general in the various states in which Limelight and EyeWonder operate may also open an investigation of the merger. In addition, in some jurisdictions, a competitor, customer or other third party could initiate a private action under the antitrust laws challenging or seeking to enjoin the merger, before or after completion of the merger. Limelight and EyeWonder cannot be sure that a challenge to the merger will not be made or that, if a challenge is made, Limelight and EyeWonder will prevail. For a full description of the regulatory clearances, consents and approvals required for the merger, please see “Limelight Proposal No. 1 and EyeWonder Proposal No. 1 — The Merger — Regulatory Approvals Required for the Merger” beginning on page 92.

Failure to complete the merger could negatively affect both Limelight and EyeWonder’s future business and operations.

If the merger is not completed for any reason, Limelight and EyeWonder may each be subject to a number of material risks. If the merger agreement is terminated, Limelight and EyeWonder may each be unable to pursue another business combination transaction on terms as favorable as those set forth in the merger agreement, or at all. This could limit both Limelight’s and EyeWonder’s ability to pursue their strategic goals. Costs related to the merger, such as financial advisory, legal, accounting and printing fees, must be paid even if the merger is not completed. In addition, EyeWonder may be required under certain circumstances to pay Limelight, and Limelight may be required under certain circumstances to pay EyeWonder, a termination fee of $3.5 million.

A shift or decline in the demand for interactive digital advertising products and services could substantially reduce the anticipated benefits of the merger.

Limelight expects that customers will continue to purchase interactive digital advertising products and services and that the acquisition of EyeWonder will result in new market opportunities. However, if customer demand in the digital advertising market decreases or is less than expected, or if customer preferences shift to new or different products or services, then Limelight may not realize all of the anticipated benefits of the merger.

Failure to achieve cost synergies could harm Limelight’s business and operating results.

Limelight anticipates that the merger will result in cost synergies associated with combining facilities, IT infrastructure, and certain functions such as finance, human resources and administrative services. However, differences between the two companies’ operations could cause unforeseen delays in the integration process, result in lower savings than originally anticipated, or both, which could adversely affect Limelight’s business and operating results.

The combined company will face uncertainties related to the effectiveness of internal controls.

Although each of Limelight’s and EyeWonder’s management has determined, and each of their respective independent registered public accounting firms have attested, that their respective internal controls were effective as of the end of their most recent fiscal years, there can be no assurance that the combined company or its independent registered public accounting firm will not identify a material weakness in the combined company’s internal controls in the future. A material weakness in internal controls over financial reporting would require management and the combined company’s independent public accounting firm to evaluate its internal controls as ineffective. If internal controls over financial reporting are not considered adequate, the combined company may experience a loss of public confidence, which could have an adverse effect on its business and stock price.

Limelight and EyeWonder may waive one or more of the conditions of the merger without re-soliciting stockholder approval for the merger.

Each of the conditions to Limelight’s and EyeWonder’s obligations to complete the merger may be waived, in whole or in part, to the extent permitted by applicable law, by agreement of Limelight and EyeWonder, if the condition is a condition to both Limelight’s and EyeWonder’s obligation to complete the merger, or by the party for which such condition is a condition of its obligation to complete the merger. The boards of directors of Limelight and EyeWonder may evaluate the materiality of any such waiver to determine whether amendment of this proxy statement/prospectus and re-solicitation of proxies are necessary. Limelight and EyeWonder, however, generally do not expect any such waiver to be significant enough to require re-solicitation of stockholders. In the event that any such waiver is not determined to be significant enough to require re-solicitation of stockholders, the companies will have the discretion to complete the merger without seeking further stockholder approval. Additionally, following approval of the merger proposal by EyeWonder’s stockholders, any amendment that would require approval of EyeWonder’s stockholders may be made upon the approval of the stockholder representative which approval will be binding on EyeWonder’s stockholders.

Risks Relating to Limelight

Limelight is a party to several lawsuits, and an adverse outcome in any or all of those lawsuits is possible, which could have a significant, adverse effect on Limelight’s financial condition and operations. If an injunction were entered against Limelight it could force Limelight to cease providing its CDN services.

Limelight is a defendant in three significant lawsuits. In each case Limelight currently has favorable rulings, but it cannot provide any assurance that these favorable rulings won’t be overturned or reversed on appeal, or that the ultimate outcome of any of these lawsuits won’t be materially adverse to Limelight. The expenses of defending these lawsuits and other lawsuits to which Limelight may become a party, particularly fees paid to its lawyers and expert consultants, have been and will continue to be significant and will continue to adversely affect Limelight’s operating results during the pendency of the lawsuits. This litigation will also continue to be a distraction to Limelight’s management in operating Limelight’s business. Limelight expects that its litigation expenses will continue to be significant on a quarterly basis for the foreseeable future.

In February 2008, a jury returned a verdict in a patent infringement lawsuit filed by Akamai Technologies, Inc., or Akamai, and the Massachusetts Institute of Technology, or MIT, against Limelight, finding that Limelight infringed four claims of the patent at issue and rejecting its invalidity defenses. The jury awarded Akamai an aggregate of approximately $45.5 million in lost profits, reasonable royalties and price erosion damages, plus pre-judgment interest estimated to be $2.6 million that Limelight recorded in 2007. During 2008 Limelight recorded an additional provision of approximately $17.5 million for potential additional infringement damages and interest.

The court conducted a bench trial in November 2008, regarding Limelight’s equitable defenses; and Limelight filed a motion for reconsideration of the court’s earlier denial of Limelight’s motion for Judgment as a Matter of Law (“JMOL”). Limelight’s motion for JMOL was based largely upon a clarification in the standard for a finding of joint infringement articulated by the Federal Circuit in the case of Muniauction, Inc. v. Thomson Corp. (the “Muniauction Case”), released after the court denied Limelight’s initial motion for JMOL. On April 24, 2009 the court issued its order and memorandum setting aside the adverse jury verdict and ruling that

Limelight does not infringe Akamai’s ‘703 patent and that Limelight is entitled to judgment as a matter of law. Based upon the court’s April 24, 2009 order Limelight has reversed the provision for litigation relating to this matter as it no longer believes that payment of any amounts represented by the litigation provision is probable. Although the court has entered judgment in Limelight’s favor and Limelight believes the ruling of the court is correct, Akamai has appealed the judgment and Limelight cannot provide any assurance that the lawsuit ultimately will be resolved in its favor. An adverse ruling could seriously impact Limelight’s ability to conduct its business and to offer its products and services to its customers. A permanent injunction could prevent Limelight from operating its CDN to deliver certain types of traffic, which could impact the viability of its business. Any adverse ruling, in turn, would harm Limelight’s revenue, market share, reputation, liquidity and overall financial position.

In January 2009, in a patent infringement lawsuit filed by Level 3 Communications LLC, or Level 3, against Limelight, a jury returned a verdict finding that Limelight did not infringe any of the claims of the patents at issue in that case. The court denied Level 3’s subsequent motion for JMOL or alternatively for a new trial, and entered judgment in Limelight’s favor. Level 3 has appealed the judgment. Although Limelight believes the jury verdict and the judgment in this matter are correct, Limelight cannot provide any assurance at this time that the lawsuit ultimately will be resolved in Limelight’s favor. An adverse ruling could seriously impact Limelight’s ability to conduct its business and to offer its products and services to its customers. A permanent injunction could prevent Limelight from operating its CDN to deliver certain types of traffic, which could impact the viability of its business. Any adverse ruling, in turn, would harm Limelight’s revenue, market share, reputation, liquidity and overall financial position.

In August 2007, Limelight, certain of Limelight’s officers and directors, and the firms that served as the lead underwriters in Limelight’s initial public offering were named as defendants in several purported class action lawsuits. These lawsuits have been consolidated into a single lawsuit in the United States District Court for the District of Arizona. The consolidated complaint asserts causes of action under Sections 11, 12 and 15 of the Securities Act of 1933, as amended, on behalf of a professed class consisting of all those who were allegedly damaged as a result of acquiring Limelight’s common stock in Limelight’s initial public offering between June 8, 2007 and August 8, 2007. The complaint seeks compensatory damages and plaintiffs’ costs and expenses in the litigation. The complaint alleges, among other things, that Limelight omitted and/or misstated certain facts concerning the seasonality of its business and the loss of revenue with respect to certain customers. On March 17, 2008, Limelight and the individual defendants moved to dismiss all of the plaintiffs’ claims, and a hearing was held on this motion on June 16, 2008. On August 8, 2008, the court granted the motion to dismiss, dismissing the plaintiffs’ claims under Section 12 with prejudice and granting leave to amend the claims under Sections 11 and 15. Plaintiffs chose not to amend the claims under Sections 11 and 15, and on August 29, 2008 the court entered judgment in favor of Limelight. On September 5, 2008, the plaintiffs filed a notice of appeal, and appellate briefs were filed by the parties in January and February 2009. Limelight has in place directors and officers liability insurance and notice of this matter has been given to the insurance carriers. The insurance has reimbursed certain of the expenses incurred by Limelight in defending this action. In November 2009 the parties entered into a Memorandum of Understanding to settle this lawsuit for an amount well within the coverage limits of the primary carrier of Limelight’s directors and officers liability insurance, and Limelight is seeking court approval to finalize the settlement. Although Limelight believes that Limelight and the individual defendants have meritorious defenses to the claims made in the complaint, there can be no assurance at this time that the settlement will be approved by the court, or otherwise completed. If Limelight receives an adverse ruling with respect to the approval of the settlement in this case and Limelight subsequently receives an adverse judgment which exceeds the amount of its directors and officers liability insurance coverage or that insurance is not available to satisfy the judgment, such a ruling could harm its liquidity and overall financial position.

Limelight may need to defend its intellectual property and processes against patent or copyright infringement claims, which would cause it to incur substantial costs and threaten its ability to do business.

Companies, organizations or individuals, including Limelight’s competitors, may hold or obtain patents or other proprietary rights that would prevent, limit or interfere with Limelight’s ability to make, use or sell its services or develop new services, which could make it more difficult for Limelight to operate its business. From time to time, Limelight may receive inquiries from holders of patents inquiring whether Limelight infringes their proprietary rights. Companies holding Internet-related patents or other intellectual property rights are increasingly bringing suits alleging infringement of such rights or otherwise asserting their rights and seeking licenses. Any litigation or claims, whether or not valid, could result in substantial costs and diversion of resources. In addition, if Limelight is determined to have infringed upon a third party’s intellectual property rights, it may be required to do one or more of the following:

•	cease selling, incorporating or using products or services that incorporate the challenged intellectual property;

•	pay substantial damages;

•	obtain a license from the holder of the infringed intellectual property right, which license may or may not be available on reasonable terms or at all; or

•	redesign products or services.

If Limelight is forced to take any of these actions, its business may be seriously harmed. In the event of a successful claim of infringement against Limelight and its failure or inability to obtain a license to the infringed technology, its business and operating results could be harmed.

Limelight currently faces competition from established competitors and may face competition from others in the future.

Limelight competes in markets that are intensely competitive, rapidly changing and characterized by constantly declining prices and vendors offering a wide range of content delivery solutions. Limelight has experienced and expects to continue to experience increased competition, and particularly aggressive price competition. Many of Limelight’s current competitors, as well as a number of its potential competitors, have longer operating histories, greater name recognition, broader customer relationships and industry alliances and substantially greater financial, technical and marketing resources than it does. As a consequence of the competitive dynamics in Limelight’s market it has experienced reductions in its prices, which in turn adversely affect its revenue, gross margin and operating results.

Limelight’s primary competitors include content delivery service providers such as Akamai, Level 3 Communications, AT&T, CDNetworks and Internap Network Services Corporation, which acquired VitalStream. Also, as a result of the growth of the content delivery market, a number of companies have recently entered or are currently attempting to enter Limelight’s market, either directly or indirectly, some of which may become significant competitors in the future. Limelight’s competitors may be able to respond more quickly than it can to new or emerging technologies and changes in customer requirements. Given the relative ease by which customers typically can switch among CDN providers, differentiated offerings or pricing by competitors could lead to a rapid loss of customers. Some of Limelight’s current or potential competitors may bundle their offerings with other services, software or hardware in a manner that may discourage content providers from purchasing the services that Limelight offers. In addition, as Limelight expands internationally, it faces different market characteristics and competition with local content delivery service providers, many of which are very well positioned within their local markets. Increased competition could result in price reductions and revenue shortfalls, loss of customers and loss of market share, which could harm Limelight’s business, financial condition and results of operations.

If Limelight fails to manage future growth effectively, it may not be able to market and sell its services successfully.

Limelight’s future operating results will depend to a large extent on its ability to manage expansion and growth successfully. Risks that Limelight faces in undertaking this expansion include: training new sales personnel to become productive and generate revenue; forecasting revenue; controlling expenses and investments in anticipation of expanded operations; implementing and enhancing its content delivery network (“CDN”), and administrative infrastructure, systems and processes; addressing new markets; and expanding international operations. A failure to manage its growth effectively could materially and adversely affect Limelight’s ability to market and sell its products and services.

Limelight may lose customers if customers elect to develop content delivery solutions internally.

Limelight’s customers and potential customers may decide to develop their own content delivery solutions rather than outsource these solutions to CDN services providers like Limelight. This is particularly true as Limelight’s customers increase their operations and begin expending greater resources on delivering their content using third-party solutions. If Limelight fails to offer CDN services that are competitive to in-sourced solutions, it may lose additional customers or fail to attract customers that may consider pursuing this in-sourced approach, and its business and financial results would suffer.

Limelight may lose customers if customers are unable to build business models that effectively monetize delivery of their content.

Some of Limelight’s customers will not be successful in selling advertising or otherwise monetizing the content it delivers on their behalf and consequently may not be successful in creating a profitable business model. This will result in some of Limelight’s customers discontinuing their Internet or web-based business operations and discontinuing use of Limelight’s services and products. Further, weakness and related uncertainty in the global financial markets and economy — which has included, among other things, significant reductions in available capital and liquidity from banks and other providers of credit, substantial reductions and/or fluctuations in equity and currency values worldwide and concerns that the worldwide economy may be in a prolonged recessionary period – may materially adversely impact Limelight’s customers’ access to capital or willingness to spend capital on Limelight’s services or in some cases, ultimately cause the customer to file for protection from creditors under applicable insolvency or bankruptcy laws or simply go out of business. This uncertainty may also impact Limelight’s customers’ levels of cash liquidity, which could affect their ability or willingness to timely pay for services that they will order or have already ordered from Limelight. From time to time Limelight discontinues service to customers for non-payment of services. Limelight expects further customers may discontinue operations or not be willing or able to pay for services that they have ordered from Limelight. Further loss of customers may adversely affect Limelight’s financial results.

Rapidly evolving technologies or new business models could cause demand for Limelight’s CDN services to decline or could cause these services to become obsolete.

Customers or third parties may develop technological or business model innovations that address content delivery requirements in a manner that is, or is perceived to be, equivalent or superior to Limelight’s CDN services. If competitors introduce new products or services that compete with or surpass the quality or the price/ performance of Limelight’s services, Limelight may be unable to renew its agreements with existing customers or attract new customers at the prices and levels that allow it to generate attractive rates of return on its investment. For example, one or more third parties might develop improvements to current peer-to-peer technology, which is a technology that relies upon the computing power and bandwidth of its participants, such that this technological approach is better able to deliver content in a way that is competitive to Limelight’s CDN services, or even makes CDN services obsolete. Limelight may not anticipate such developments and may be unable to adequately compete with these potential solutions. In addition, Limelight’s customers’ business models may change in ways that it does not anticipate and these changes could reduce or eliminate its customers’ needs for CDN services. If this occurred, Limelight could lose customers or potential customers, and its business and financial results would suffer. As a result of these or similar potential developments, in the future it is possible that competitive dynamics in Limelight’s market may require it to reduce its prices, which could harm its revenue, gross margin and operating results.

If Limelight is unable to sell its services at acceptable prices relative to its costs, its revenue and gross margins will decrease, and its business and financial results will suffer.

Prices for content delivery services have fallen in recent years and are likely to fall further in the future. Limelight has invested significant amounts in purchasing capital equipment to increase the capacity of its content delivery services. For example, in 2006, 2007, 2008 and 2009 Limelight invested $40.6 million, $22.3 million, $17.4 million and $20.4 million, respectively, in capital expenditures primarily for computer equipment associated with the build-out and expansion of its CDN. Limelight’s investments in its infrastructure are based upon its assumptions regarding future demand and also prices that it will be able to charge for its services. These assumptions may prove to be wrong. If the price that Limelight is able to charge customers to deliver their content falls to a greater extent than it anticipates, if Limelight over-estimates future demand for its services or if Limelight’s costs to deliver its services do not fall commensurate with any future price declines, Limelight may not be able to achieve acceptable rates of return on its infrastructure investments and its gross profit and results of operations may suffer dramatically.

During 2010, as Limelight further expands its CDN and begins to refresh its network equipment, it expects its capital expenditures to be approximately 15% to 17% of total revenue. As a consequence, Limelight is dependent on significant future growth in demand for its services to provide the necessary gross profit to pay these additional expenses. If Limelight fails to generate significant additional demand for its services, its results of operations will suffer and it may fail to achieve planned or expected financial results. There are numerous factors that could, alone or in combination with other factors, impede Limelight’s ability to increase revenue, moderate expenses or maintain gross margins, including:

•	failure to increase sales of its core services;

•

increases in electricity, bandwidth and rack space costs or other operating expenses, and failure to achieve decreases in these costs and expenses relative to decreases in the prices it can charge for its services and products;

•	inability to maintain Limelight’s prices relative to its costs;

•	failure of its current and planned services and software to operate as expected;

•	loss of any significant customers or loss of existing customers at a rate greater than its increase in new customers or its sales to existing customers;

•	failure to increase sales of its services to current customers as a result of their ability to reduce their monthly usage of its services to their minimum monthly contractual commitment;

•	failure of a significant number of customers to pay its fees on a timely basis or at all or failure to continue to purchase its services in accordance with their contractual commitments; and

•	inability to attract high-quality customers to purchase and implement it’s current and planned services.

If Limelight is unable to develop new services and enhancements to existing services or fails to predict and respond to emerging technological trends and customers’ changing needs, its operating results may suffer.

The market for Limelight’s CDN services is characterized by rapidly changing technology, evolving industry standards and new product and service introductions. Limelight’s operating results depend on its ability to develop and introduce new services into existing and emerging markets. The process of developing new technologies is complex and uncertain. Limelight must commit significant resources to developing new services or enhancements to its existing services before knowing whether its investments will result in services the market will accept. Furthermore, Limelight may not execute successfully its technology initiatives because of errors in planning or timing, technical hurdles that it fails to overcome in a timely fashion, misunderstandings about market demand or a lack of appropriate resources. As prices for CDN continue to fall, Limelight will increasingly rely on new product offerings and other value added services to maintain or increase its gross margins. Failures in execution or market acceptance of new services Limelight introduces could result in competitors providing those solutions before Limelight does, which could lead to loss of market share, revenue and earnings.

Limelight depends on a limited number of customers for a substantial portion of its revenue in any fiscal period, and the loss of, or a significant shortfall in demand from these customers could significantly harm its results of operations.

During any given fiscal period, a relatively small number of customers typically account for a significant percentage of Limelight’s revenue. For example, in 2009, sales to Limelight’s top 10 customers, in terms of revenue, accounted for approximately 36% of its total revenue. During 2008 and 2007, sales to Limelight’s top 10 customers, in terms of revenue, accounted for approximately 38% and 45%, respectively of its total revenue. During 2009, 2008, and 2007 one of these top 10 customers, Microsoft, represented approximately 14%, 18%, and 12%, respectively, of Limelight’s total revenue for that period. Microsoft, and other large customers, may not continue to be as significant going forward as they have been in the past. In the past, the customers that comprised Limelight’s top 10 customers have continually changed, and it has also experienced significant fluctuations in its individual customers’ usage of its services. As a consequence, Limelight may not be able to adjust its expenses in the short term to address the unanticipated loss of a large customer during any particular period. As such, Limelight may experience significant, unanticipated fluctuations in its operating results which may cause it to not meet its expectations or those of stock market analysts, which could cause its stock price to decline.

If Limelight is unable to attract new customers or to retain its existing customers, its revenue could be lower than expected and its operating results may suffer.

In addition to adding new customers to increase Limelight’s revenue, it must sell additional services to existing customers and encourage existing customers to increase their usage levels. If Limelight’s existing and prospective customers do not perceive its services to be of sufficiently high value and quality, it may not be able to retain its current customers or attract new customers. Limelight sells its services pursuant to service agreements that generally include some form of financial minimum commitment. Limelight’s customers have no obligation to renew their contracts for its services after the expiration of their initial commitment, and these service agreements may not be renewed at the same or higher level of service, if at all. Moreover, under some circumstances, some of Limelight’s customers have the right to cancel their service agreements prior to the expiration of the terms of their agreements. This fact, in addition to the changing competitive landscape in Limelight’s market, means that it cannot accurately predict future customer renewal rates or usage rates. Limelight’s customers’ renewal rates may decline or fluctuate as a result of a number of factors, including:

•	their satisfaction or dissatisfaction with its services;

•	the prices of its services;

•	the prices of services offered by its competitors;

•	discontinuation by its customers of their Internet or web-based content distribution business;

•	mergers and acquisitions affecting its customer base; and

•	reductions in its customers’ spending levels.

If Limelight’s customers do not renew their service agreements with Limelight or if they renew on less favorable terms, Limelight’s revenue may decline and its business will suffer. Similarly, Limelight’s customer agreements often provide for minimum commitments that are often significantly below its customers’ historical usage levels. Consequently, even if Limelight has agreements with its customers to use its services, these customers could significantly curtail their usage without incurring any penalties under their agreements. In this event, Limelight’s revenue would be lower than expected and its operating results could suffer.

It also is an important component of Limelight’s growth strategy to market its CDN services to industries, such as enterprise and the government. As an organization, Limelight does not have significant experience in selling its services into these markets. Limelight has only recently begun a number of these initiatives, and its ability to successfully sell its services into these markets to a meaningful extent remains unproven. If Limelight is unsuccessful in such efforts, its business, financial condition and results of operations could suffer.

Limelight’s results of operations may fluctuate in the future. As a result, Limelight may fail to meet or exceed the expectations of securities analysts or investors, which could cause its stock price to decline.

Limelight’s results of operations may fluctuate as a result of a variety of factors, many of which are outside of its control. If Limelight’s results of operations fall below the expectations of securities analysts or investors, the price of its common stock could decline substantially. In addition to the effects of other risks discussed in this section, fluctuations in Limelight’s results of operations may be due to a number of factors, including:

•	its ability to increase sales to existing customers and attract new customers to its CDN services;

•	the addition or loss of large customers, or significant variation in their use of its CDN services;

•	costs associated with current or future intellectual property lawsuits and other lawsuits;

•	service outages or security breaches;

•	the amount and timing of operating costs and capital expenditures related to the maintenance and expansion of its business, operations and infrastructure;

•	the timing and success of new product and service introductions by Limelight or its competitors;

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the occurrence of significant events in a particular period that result in an increase in the use of its CDN services, such as a major media event or a customer’s online release of a new or updated video game;

•	changes in its pricing policies or those of its competitors;

•	the timing of recognizing revenue;

•	limitations of the capacity of its content delivery network and related systems;

•	the timing of costs related to the development or acquisition of technologies, services or businesses;

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general economic, industry and market conditions (such as the fluctuations experienced in the stock and credit markets during the recent deterioration of global economic conditions) and those conditions specific to Internet usage;

•	limitations on usage imposed by its customers in order to limit their online expenses; and

•	geopolitical events such as war, threat of war or terrorist actions.

Limelight believes that its revenue and results of operations may vary significantly in the future and that period-to-period comparisons of its operating results may not be meaningful. You should not rely on the results of one period as an indication of future performance.

After being profitable in 2004 and 2005, Limelight was unprofitable in 2006, 2007 and 2008 primarily due to increased stock-based compensation expense and litigation costs, which could affect its ability to achieve and maintain profitability in the future.

Limelight’s adoption of ASC 718 (formerly FAS 123R) in 2006 substantially increased the amount of share-based compensation expense Limelight records and has had a significant impact on its results of operations. After being profitable in 2004 and 2005, Limelight was unprofitable in 2006, 2007 and 2008 partially due to an increase in its share-based compensation expense which increased from $0.1 million in 2005 to $9.2 million in 2006, to $18.9 million in 2007 to $18.1 million in 2008, and to $17.5 million in 2009. This increase in share-based compensation expense reflects an increase in the level of stock options, restricted stock and restricted stock units (RSUs) grants. Limelight’s unrecognized share-based compensation expense totaled $26.1 million at December 31, 2009, of which Limelight expects to amortize $14.2 million during 2010, $8.2 million in 2011 and the remainder thereafter based upon the scheduled vesting of the options, restricted stock and RSUs outstanding at that time. Limelight further expects its share-based compensation expense to decrease in 2010 from 2008 and 2009 levels, and potentially to increase thereafter as it grants additional options or restricted stock awards including options and restricted stock units to be granted to EyeWonder continuing employees in connection with the merger. The increased share-based compensation expense could adversely affect its ability to achieve and maintain profitability in the future. In 2006, Limelight was sued by Akamai and MIT alleging infringement of certain patents. In December 2007, Limelight was sued by Level 3 Communications alleging infringement of certain patents. Limelight has incurred, and will continue to incur, significant costs associated with litigation. These costs were $3.1 million, $7.3 million and $20.8 million, respectively, in 2006, 2007 and 2008, respectively. For the year ended December 31, 2009, Limelight incurred $5.4 million in litigation costs. Limelight expects these costs will continue to be significant during 2010.

Limelight generates its revenue almost entirely from the sale of CDN services, and the failure of the market for these services to expand as Limelight expects or the reduction in spending on those services by Limelight’s current or potential customers would seriously harm its business.

While Limelight offers its customers a number of services associated with its CDN, it generated the majority of its revenue in 2006, 2007, 2008 and 2009 from charging its customers for the content delivered on the customers’ behalf through its CDN. As Limelight does not currently have other meaningful sources of revenue, Limelight is subject to an elevated risk of reduced demand for these services. Furthermore, if the market for delivery of rich media content in particular does not continue to grow as Limelight expects or grows more slowly, then Limelight may fail to achieve a return on the significant investment it is making to prepare for this growth. Limelight’s success, therefore, depends on the continued and increasing reliance on the Internet for delivery of media content and its ability to cost-effectively deliver these services. Factors that may have a general tendency to limit or reduce the number of users relying on the Internet for media content or the number of providers making this content available online include a general decline in Internet usage, litigation involving Limelight’s customers and third-party restrictions on online content, including copyright restrictions, digital rights management and restrictions in certain geographic regions, as well as a significant increase in the quality or fidelity of offline media content beyond that available online to the point where users prefer the offline experience. The influence of any of these factors may cause Limelight’s current or potential customers to reduce their spending on CDN services, which would seriously harm its operating results and financial condition.

Many of Limelight’s significant current and potential customers are pursuing emerging or unproven business models which, if unsuccessful, could lead to a substantial decline in demand for its CDN services.

Because the proliferation of broadband Internet connections and the subsequent monetization of content libraries for distribution to Internet users are relatively recent phenomena, many of Limelight’s customers’ business models that center on the delivery of rich media and other content to users remain unproven. For example, social media companies have been among Limelight’s top recent customers and are pursuing emerging strategies for monetizing the user content and traffic on their web sites. Limelight’s customers will not continue to purchase its CDN services if their investment in providing access to the media stored on or deliverable through its CDN does not generate a sufficient return on their investment. A reduction in spending on CDN services by Limelight’s current or potential customers would seriously harm its operating results and financial condition.

Limelight’s business will be adversely affected if it is unable to protect its intellectual property rights from unauthorized use or infringement by third parties.

Limelight relies on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect its intellectual property rights. These legal protections afford only limited protection, and Limelight has only one currently issued patent. Monitoring infringement of Limelight’s intellectual property rights is difficult, and Limelight cannot be certain that the steps it has taken will prevent unauthorized use of its intellectual property rights. Limelight has applied for patent protection in a number of foreign countries, but the laws in these jurisdictions may not protect Limelight’s proprietary rights as fully as in the United States. Furthermore, Limelight cannot be certain that any pending or future patent applications will be granted, that any future patent will not be challenged, invalidated or circumvented, or that rights granted under any patent that may be issued will provide competitive advantages to Limelight.

Any unplanned interruption in the functioning of Limelight’s network or services could lead to significant costs and disruptions that could reduce its revenue and harm its business, financial results and reputation.

Limelight’s business is dependent on providing its customers with fast, efficient and reliable distribution of application and content delivery services over the Internet. Many of Limelight’s customers depend primarily or exclusively on its services to operate their businesses. Consequently, any disruption of Limelight’s services could have a material impact on its customers’ businesses. Limelight’s network or services could be disrupted by numerous events, including natural disasters, failure or refusal of its third-party network providers to provide the necessary capacity, failure of Limelight’s software or CDN delivery infrastructure and power losses. In addition, Limelight deploys its servers in approximately 72 third-party co-location facilities, and these third-party co-location providers could experience system outages or other disruptions that could constrain Limelight’s ability to deliver its services. Limelight may also experience disruptions caused by software viruses or other attacks by unauthorized users.

While Limelight has not experienced any significant, unplanned disruption of its services to date, its CDN may fail in the future. Despite Limelight’s significant infrastructure investments, it may have insufficient communications and server capacity to address these or other disruptions, which could result in interruptions in its services. Any widespread interruption of the functioning of Limelight’s CDN and related services for any reason would reduce its revenue and could harm its business and financial results. If such a widespread interruption occurred or if Limelight failed to deliver content to users as expected during a high-profile media event, game release or other well-publicized circumstance, its reputation could be damaged severely. Moreover, any disruptions could undermine confidence in Limelight’s services and cause it to lose customers or make it more difficult to attract new ones, either of which could harm its business and results of operations.

Limelight may have difficulty scaling and adapting its existing architecture to accommodate increased traffic and technology advances or changing business requirements, which could lead to the loss of customers and cause Limelight to incur unexpected expenses to make network improvements.

Limelight’s CDN services are highly complex and are designed to be deployed in and across numerous large and complex networks. Limelight’s network infrastructure has to perform well and be reliable for Limelight to be successful. The greater the user traffic and the greater the complexity of Limelight’s products and services, the more resources Limelight will need to invest in additional infrastructure and support. Further, as a result of the adverse jury verdict in February 2008 in the Akamai Technologies, Inc. v. Limelight Networks, Inc. lawsuit, which verdict was overturned by the court’s April 24, 2009 order granting Limelight’s motion for judgment as a matter of law, Limelight made significant investment in designing and implementing changes to its CDN architecture in order to implement its CDN services in a manner it believes does not infringe the claims of Akamai’s ‘703 patent as alleged in the February 2008 trial. Limelight has spent and expects to continue to spend substantial amounts on the purchase and lease of equipment and data centers and the upgrade of its technology and network infrastructure to handle increased traffic over its network, implement changes to its CDN architecture and to roll out new products and services. This expansion is expensive and complex and could result in inefficiencies, operational failures or defects in Limelight’s network and related software. If Limelight does not implement such changes or expand successfully, or if it experiences inefficiencies and operational failures, the quality of its products and services and user experience could decline. From time to time, Limelight has needed to correct errors and defects in its software or in other aspects of its CDN. In the future, there may be additional errors and defects that may harm Limelight’s ability to deliver its services, including errors and defects originating with third party networks or software on which it relies. These occurrences could damage Limelight’s reputation and lead it to lose current and potential customers. Limelight must continuously upgrade its infrastructure in order to keep pace with its customers’ evolving demands. Cost increases or the failure to accommodate increased traffic or these evolving business demands without disruption could harm Limelight’s operating results and financial condition.

Limelight’s operations are dependent in part upon communications capacity provided by third-party telecommunications providers. A material disruption of the communications capacity Limelight has leased could harm its results of operations, reputation and customer relations.

Limelight leases private line capacity for its backbone from a third party provider, Global Crossing Ltd. Limelight’s contracts for private line capacity with Global Crossing generally have terms of three to four years. In January and September 2009, Limelight amended its agreement with Global Crossing to enhance the private line capacity for its backbone. The communications capacity Limelight has leased may become unavailable for a variety of reasons, such as physical interruption, technical difficulties, contractual disputes, or the financial health of Limelight’s third party provider. As it would be time consuming and expensive to identify and obtain alternative third-party connectivity, Limelight is dependent on Global Crossing in the near term. Financial failure of Global Crossing could jeopardize utilization of the service fees pre-paid by Limelight under its agreement with Global Crossing. Additionally, as Limelight grows, it anticipates requiring greater private line capacity than it currently has in place. If Limelight is unable to obtain such capacity on terms commercially acceptable to it or at all, its business and financial results would suffer. Limelight may not be able to deploy on a timely basis enough network capacity to meet the needs of its customer base or effectively manage demand for its services.

Limelight’s business depends on continued and unimpeded access to third-party controlled end-user access networks.

Limelight’s content delivery services depend on its ability to access certain end-user access networks in order to complete the delivery of rich media and other online content to end-users. Some operators of these networks may take measures, such as the deployment of a variety of filters, that could degrade, disrupt or increase the cost of Limelight’s or its customers’ access to certain of these end-user access networks by restricting or prohibiting the use of their networks to support or facilitate Limelight’s services, or by charging increased fees to Limelight, its customers or end-users in connection with its services. This or other types of interference could result in a loss of existing customers, increased costs and impairment of Limelight’s ability to attract new customers, thereby harming its revenue and growth.

In addition, the performance of Limelight’s infrastructure depends in part on the direct connection of its CDN to a large number of end-user access networks, known as peering, which it achieves through mutually beneficial cooperation with these networks. If in the future a significant percentage of these network operators elected to no longer peer with Limelight’s CDN, the performance of its infrastructure could be diminished, and its business could suffer.

If Limelight’s ability to deliver media files in popular proprietary content formats was restricted or became cost-prohibitive, demand for its content delivery services could decline, it could lose customers and its financial results could suffer.

Limelight’s business depends on its ability to deliver media content in all major formats. If Limelight’s legal right or technical ability to store and deliver content in one or more popular proprietary content formats, such as Adobe Flash or Windows Media, was limited, its ability to serve its customers in these formats would be impaired and the demand for its content delivery services would decline by customers using these formats. Owners of propriety content formats may be able to block, restrict or impose fees or other costs on its use of such formats, which could lead to additional expenses for Limelight and for its customers, or which could prevent its delivery of this type of content altogether. Such interference could result in a loss of existing customers, increased costs and impairment of Limelight’s ability to attract new customers, which would harm its revenue, operating results and growth.

As part of its business strategy, Limelight may acquire additional businesses or technologies and it may have difficulty integrating these operations.

Limelight may seek to acquire additional businesses or technologies that are complementary to its business. Acquisitions involve a number of risks to Limelight’s business, including the difficulty of integrating the operations and personnel of the acquired companies, the potential disruption of Limelight’s ongoing business, the potential distraction of management, expenses related to the acquisition and potential unknown liabilities associated with acquired businesses. Any inability to integrate operations or personnel in an efficient and timely manner could harm Limelight’s results of operations. Limelight has little prior experience as a company in this complex process of acquiring and integrating businesses. If Limelight is not successful in completing acquisitions that it may pursue in the future, it may be required to reevaluate its business strategy, and it may incur substantial expenses and devote significant management time and resources without a productive result. In addition, future acquisitions will require the use of Limelight’s available cash or dilutive issuances of securities. Future acquisitions or attempted acquisitions could also harm Limelight’s ability to achieve profitability. Limelight may also experience significant turnover from the acquired operations or from its current operations as it integrates businesses.

If Limelight is unable to retain its key employees and hire qualified sales and technical personnel, its ability to compete could be harmed.

Limelight’s future success depends upon the continued services of its executive officers and other key technology, sales, marketing and support personnel who have critical industry experience and relationships that they rely on in implementing Limelight’s business plan. In particular, Limelight is dependent on the services of its Chief Executive Officer, Jeffrey W. Lunsford and also its Chief Technical Officer, Nathan F. Raciborski. Neither of these officers nor any of Limelight’s other key employees, are bound by an employment agreement for any specific term. There is increasing competition for talented individuals with the specialized knowledge to deliver content delivery services and this competition affects Limelight’s ability to retain key employees and hire new ones. The loss of the services of any of Limelight’s key employees could disrupt its operations, delay the development and introduction of its services, and negatively impact its ability to sell its services.

Limelight faces risks associated with international operations that could harm its business.

Limelight has operations, equipment and personnel in the United States, France, Germany, the Netherlands, Japan, Singapore and the United Kingdom, and it currently maintains network equipment in Australia, Canada, Hong Kong, Ireland, South Korea, Sweden, Italy and Spain. As part of Limelight’s growth strategy, it intends to expand its sales and support organizations internationally, as well as to further expand its international network infrastructure. Limelight has limited experience in providing its services internationally and such expansion could require it to make significant expenditures, including the hiring of local employees, in advance of generating any revenue. As a consequence, Limelight may fail to achieve profitable operations that will compensate its investment in international locations. Limelight is subject to a number of risks associated with international business activities that may increase its costs, lengthen its sales cycle and require significant management attention.

These risks include:

•	increased expenses associated with sales and marketing, deploying services and maintaining Limelight’s infrastructure in foreign countries;

•	competition from local content delivery service providers, many of which are very well positioned within their local markets;

•	unexpected changes in regulatory requirements preventing Limelight from operating its CDN or resulting in unanticipated costs and delays;

•

interpretations of laws or regulations that would subject Limelight to regulatory supervision or, in the alternative, require it to exit a country, which could have a negative impact on the quality of its services or its results of operations;

•	longer accounts receivable payment cycles and difficulties in collecting accounts receivable;

•	corporate and personal liability for violations of local laws and regulations;

•	currency exchange rate fluctuations; and

•	potentially adverse tax consequences.

Internet-related and other laws relating to taxation issues, privacy and consumer protection and liability for content distributed over Limelight’s network, could harm its business.

Laws and regulations that apply to communications and commerce conducted over the Internet are becoming more prevalent, both in the United States and internationally, and may impose additional burdens on companies conducting business online or providing Internet-related services such as Limelight’s. Increased regulation could negatively affect Limelight’s business directly, as well as the businesses of its customers, which could reduce their demand for Limelight’s services. For example, tax authorities abroad may impose taxes on the Internet-related revenue Limelight generates based on where its internationally deployed servers are located. In addition, domestic and international taxation laws are subject to change. Limelight’s services, or the businesses of its customers, may become subject to increased taxation, which could harm its financial results either directly or by forcing its customers to scale back their operations and use of its services in order to maintain their operations. In addition, the laws relating to the liability of private network operators for information carried on or disseminated through their networks are unsettled, both in the United States and abroad. Network operators have been sued in the past, sometimes successfully, based on the content of material disseminated through their networks. Limelight may become subject to legal claims such as defamation, invasion of privacy and copyright infringement in connection with content stored on or distributed through its network. In addition, Limelight’s reputation could suffer as a result of its perceived association with the type of content that some of its customers deliver. If Limelight needs to take costly measures to reduce its exposure to these risks, or is required to defend itself against such claims, its financial results could be negatively affected.

Several other federal laws also could expose Limelight to liability and impose significant additional costs on it. For example, the Digital Millennium Copyright Act has provisions that limit, but do not eliminate, Limelight’s liability for the delivery of customer content that infringe copyrights or other rights, so long as Limelight complies with the statutory requirements of the Act. In addition, the Children’s Online Privacy Protection Act restricts the ability of online services to collect information from minors and the Protection of Children from Sexual Predators Act of 1998 requires online service providers to report evidence of violations of federal child pornography laws under certain circumstances. Compliance with these laws and regulations is complex and any failure on Limelight’s part to comply with these regulations may subject it to additional liabilities.

If Limelight is required to seek additional funding, such funding may not be available on acceptable terms or at all.

Limelight may need to obtain additional funding due to a number of factors beyond its control, including a shortfall in revenue, increased expenses, final adverse judgments in litigation matters, increased investment in capital equipment or the acquisition of significant businesses or technologies. For example, Limelight will use approximately $62 million in connection with the EyeWonder acquisition, which represents approximately 40% of its cash, cash equivalents and marketable securities classified as current as of December 31, 2009. Limelight believes that its cash, cash equivalents and marketable securities classified as current plus cash from operations will be sufficient to fund its operations and proposed capital expenditures for at least the next 12 months. However, Limelight may need funding before such time. If Limelight does need to obtain funding, it may not be available on commercially reasonable terms or at all. If Limelight is unable to obtain sufficient funding, its business would be harmed. Even if Limelight were able to find outside funding sources, it might be required to issue securities in a transaction that could be highly dilutive to its investors or it may be required to issue securities with greater rights than the securities it has outstanding today. Limelight might also be required to take other actions that could lessen the value of its common stock, including borrowing money on terms that are not favorable to it. If Limelight is unable to generate or raise capital that is sufficient to fund its operations, it may be required to curtail operations, reduce its capabilities or cease operations in certain jurisdictions or completely.

Limelight’s business requires the continued development of effective business support systems to support its customer growth and related services.

The growth of Limelight’s business depends on its ability to continue to develop effective business support systems. This is a complicated undertaking requiring significant resources and expertise. Business support systems are needed for:

•	implementing customer orders for services;

•	delivering these services; and

•	timely billing for these services.

Because Limelight’s business plan provides for continued growth in the number of customers that it serves and services offered, there is a need to continue to develop its business support systems on a schedule sufficient to meet proposed service rollout dates. The failure to continue to develop effective business support systems could harm Limelight’s ability to implement its business plans and meet its financial goals and objectives.

Changes in financial accounting standards or practices may cause adverse, unexpected financial reporting fluctuations and affect Limelight’s reported results of operations.

A change in accounting standards or practices can have a significant effect on Limelight’s operating results and may affect its reporting of transactions completed before the change is effective. New accounting pronouncements and varying interpretations of existing accounting pronouncements have occurred and may occur in the future. Changes to existing rules or the questioning of current practices may adversely affect Limelight’s reported financial results or the way it conducts its business. For example, Limelight’s adoption of ASC 718 (formerly FAS 123R) in 2006 has increased the amount of stock-based compensation expense it records. This, in turn, has impacted Limelight’s results of operations for the periods since this adoption and has made it more difficult to evaluate its recent financial results relative to prior periods.

Limelight has incurred, and will continue to incur significantly increased costs as a result of operating as a public company, and its management is required to devote substantial time to compliance initiatives.

As a public company, Limelight has incurred, and will continue to incur, significant accounting and other expenses that it did not incur as a private company. These expenses include increased accounting, legal and other professional fees, insurance premiums, investor relations costs, and costs associated with compensating Limelight’s independent directors. In addition, the Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the Securities and Exchange Commission and the Nasdaq Global Market, imposes additional requirements on public companies, including requiring changes in corporate governance practices. For example, the listing requirements of the Nasdaq Global Market require that Limelight satisfies certain corporate governance requirements relating to independent directors, audit committees, distribution of annual and interim reports, stockholder meetings, stockholder approvals, solicitation of proxies, conflicts of interest, stockholder voting rights and codes of conduct. Limelight’s management and other personnel need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations have increased Limelight’s legal and financial compliance costs and make some activities more time-consuming and costly. For example, these rules and regulations make it more difficult and more expensive for Limelight to obtain director and officer liability insurance. These rules and regulations could also make it more difficult for Limelight to identify and retain qualified persons to serve on its board of directors, its board committees or as executive officers.

Failure to effectively expand Limelight’s sales and marketing capabilities could harm its ability to increase its customer base and achieve broader market acceptance of its services.

Increasing Limelight’s customer base and achieving broader market acceptance of its services will depend to a significant extent on its ability to expand its sales and marketing operations. Historically, Limelight has concentrated its sales force at its headquarters in Tempe, Arizona. However, Limelight has recently begun building a field sales force to augment its sales efforts and to bring its sales personnel closer to its current and potential customers. Developing such a field sales force has been and will continue to be expensive and Limelight has limited knowledge in developing and operating a widely dispersed sales force. As a result, Limelight may not be successful in developing an effective sales force, which could cause its results of operations to suffer.

Limelight believes that there is significant competition for both inside and direct sales personnel with the sales skills and technical knowledge that it requires. Limelight’s ability to achieve significant growth in revenue in the future will depend, in large part, on its success in recruiting, training and retaining sufficient numbers of inside and direct sales personnel. Limelight has expanded its sales and marketing personnel from a total of 13 at December 31, 2004 to 121 at December 31, 2007, to 140 at December 31, 2009. In addition, as of December 31, 2009, EyeWonder had approximately 59 sales and marketing personnel. New hires require significant training and, in most cases, take a significant period of time before they achieve full productivity. Limelight’s recent hires and planned hires, including EyeWonder personnel, may not become as productive as Limelight would like, and Limelight may be unable to hire or retain sufficient numbers of qualified individuals in the future in the markets where it does business. Limelight’s business will be seriously harmed if these expansion efforts do not generate a corresponding significant increase in revenue.

If the estimates Limelight makes, and the assumptions on which it relies, in preparing its financial statements prove inaccurate, its actual results may be adversely affected.

Limelight’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires Limelight to make estimates and judgments about, among other things, taxes, revenue recognition, share-based compensation costs, contingent obligations and doubtful accounts. These estimates and judgments affect the reported amounts of Limelight’s assets, liabilities, revenue and expenses, the amounts of charges accrued by it, and related disclosure of contingent assets and liabilities. Limelight bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances and at the time they are made. If Limelight’s estimates or the assumptions underlying them are not correct, it may need to accrue additional charges or reduce the value of assets that could adversely affect Limelight’s results of operations, investors may lose confidence in its ability to manage its business and its stock price could decline.

Risks Related to Ownership of Limelight’s Common Stock

Limelight’s limited operating history makes evaluating its business and future prospects difficult, and may increase the risk of your investment.

Limelight has only been in existence since 2001. A significant amount of Limelight’s growth, in terms of employees, operations and revenue, has occurred since 2004. For example, Limelight’s revenue has grown from $5.0 million in 2003 to $65.2 million in 2006 to $131.7 million in 2009. As a consequence, Limelight has a limited operating history which makes it difficult to evaluate its business and its future prospects. Limelight has encountered and will continue to encounter risks and difficulties frequently experienced by growing companies in rapidly changing industries, such as the risks described in this proxy statement/prospectus. If Limelight does not address these risks successfully, its business will be harmed.

The trading price of Limelight’s common stock has been, and is likely to continue to be, volatile.

The trading prices of Limelight’s common stock and the securities of technology companies generally have been highly volatile. Factors affecting the trading price of Limelight’s common stock will include:

•	variations in its operating results;

•	announcements of technological innovations, new services or service enhancements, strategic alliances or significant agreements by Limelight or by its competitors;

•

commencement or resolution of Limelight’s involvement in, and uncertainties arising from, litigation, particularly its current litigation with Akamai and MIT, Level 3 Communications, and its securities litigation matter;

•	recruitment or departure of key personnel;

•	changes in the estimates of Limelight’s operating results or changes in recommendations by any securities analysts that elect to follow its common stock;

•	developments or disputes concerning its intellectual property or other proprietary rights;

•	the gain or loss of significant customers;

•	market conditions in Limelight’s industry, the industries of its customers and the economy as a whole; and

•	adoption or modification of regulations, policies, procedures or programs applicable to Limelight’s business.

In addition, if the market for technology stocks or the stock market in general experiences loss of investor confidence, the trading price of Limelight’s common stock could decline for reasons unrelated to its business, operating results or financial condition. The trading price of Limelight’s common stock might also decline in reaction to events that affect other companies in its industry even if these events do not directly affect Limelight.

If securities or industry analysts do not publish research or reports about Limelight’s business or if they issue an adverse or misleading opinion or report, its stock price and trading volume could decline.

The trading market for Limelight’s common stock will be influenced by the research and reports that industry or securities analysts publish about it or its business. If any of the analysts who cover Limelight issue an adverse or misleading opinion regarding its stock, its stock price would likely decline. If one or more of these analysts cease coverage of Limelight or fail to publish reports on Limelight regularly, Limelight could lose visibility in the financial markets, which in turn could cause Limelight’s stock price or trading volume to decline.

Insiders have substantial control over Limelight and will be able to influence corporate matters.

As of December 31, 2009, Limelight’s directors and executive officers and their affiliates beneficially owned, in the aggregate, approximately 52% of Limelight’s outstanding common stock, including approximately 36% beneficially owned by investment entities affiliated with Goldman, Sachs & Co. Immediately after giving effect to the acquisition of EyeWonder and based on the shares outstanding as of December 31, 2009, these directors and executive officers will own 45% of Limelight’s outstanding stock and investment entities affiliated with Goldman, Sachs & Co. will own 31%. Even after the acquisition, these stockholders will be able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as a merger or other sale of Limelight or its assets. This concentration of ownership could limit other stockholders’ ability to influence corporate matters and may have the effect of delaying or preventing a third party from acquiring control over Limelight.

Anti-takeover provisions in Limelight’s charter documents and Delaware law could discourage, delay or prevent a change in control of Limelight and may affect the trading price of its common stock.

Limelight is a Delaware corporation and the anti-takeover provisions of the Delaware General Corporation Law may discourage, delay or prevent a change in control by prohibiting it from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder, even if a change in control would be beneficial to its existing stockholders. In addition, Limelight’s certificate of incorporation and bylaws may discourage, delay or prevent a change in its management or control over it that stockholders may consider favorable. Limelight’s certificate of incorporation and bylaws:

•	authorize the issuance of “blank check” preferred stock that could be issued by its board of directors to thwart a takeover attempt;

•

provide for a classified board of directors, as a result of which the successors to the directors whose terms have expired will be elected to serve from the time of election and qualification until the third annual meeting following their election;

•	require that directors only be removed from office for cause and only upon a majority stockholder vote;

•	provide that vacancies on the board of directors, including newly created directorships, may be filled only by a majority vote of directors then in office;

•	limit who may call special meetings of stockholders;

•	prohibit stockholder action by written consent, requiring all actions to be taken at a meeting of the stockholders; and

•	require supermajority stockholder voting to effect certain amendments to Limelight’s certificate of incorporation and bylaws.

Risks Relating to EyeWonder

EyeWonder faces significant and increasing competition, including from Google and Microsoft, and EyeWonder may not be able to compete successfully with such powerful competitors.

EyeWonder faces formidable competition in every aspect of its business from other companies that provide solutions and services similar to those offered by EyeWonder. Currently, EyeWonder’s primary competitors are DoubleClick, Eyeblaster, Pointroll a subsidiary of Gannett and Atlas. DoubleClick is owned by Google and Atlas is part of the Microsoft Advertising portfolio. DoubleClick and Atlas offer solutions and services similar to those offered by EyeWonder and compete directly with EyeWonder. EyeWonder expects that Google and Microsoft will use their substantial financial and engineering resources to expand the DoubleClick and Atlas businesses and increase their ability to compete with EyeWonder.

Google and Microsoft have significantly greater name recognition and greater financial, technical and marketing resources than EyeWonder. Microsoft also has a longer operating history and more established relationships with customers. In addition, EyeWonder believes that both Google and Microsoft have a greater ability to attract and retain customers due to numerous competitive advantages, including their ability to offer and provide their marketing and advertising customers with a significantly broader range of related solutions and services than EyeWonder. Google and Microsoft also may use their experience and resources to compete with EyeWonder in a variety of ways, including through acquisitions of competitors or related businesses, research and development, and marketing for new customers more aggressively. Furthermore, Google or Microsoft could use campaign management solutions as a loss leader or may provide campaign management solutions or portions of such solutions without charge or below cost in order to encourage customers to use their other product offerings. If Google or Microsoft is successful in providing solutions or services that are better than those offered by EyeWonder, leverage platforms more effectively than EyeWonder or are perceived by customers as being more cost-effective, EyeWonder could experience a significant decline in its customer base and in their use of EyeWonder’s solutions and services. Such a decline could have a material adverse effect on EyeWonder’s business, financial condition and results of operations.

EyeWonder also faces significant competition from rich-media solutions companies such as Unicast (a DG FastChannel company) and UK-based Flashtalking, as well as ad serving companies such as Zedo and CheckM8. In addition, EyeWonder may experience competition from companies that provide web analytics or web intelligence. Other companies, such as Yahoo!, also are developing campaign management solutions. EyeWonder’s competitors may develop services that are equal or superior to EyeWonder’s services or that achieve greater market acceptance than EyeWonder’s services. Many of EyeWonder’s competitors have longer operating histories, greater name recognition, larger client bases and significantly greater financial, technical and marketing resources than EyeWonder. In addition, many of EyeWonder’s current and potential competitors have established or may establish cooperative relationships among themselves or with third parties and several competitors have combined or may combine in the future with larger companies with greater resources than EyeWonder has. Any increase in the level of competition from these, or any other competitors, is likely to result in price reductions, reduced margins, loss of market share and a potential decline in EyeWonder’s revenues or adversely affect its results of operations. EyeWonder cannot assure that it will be able to compete successfully with its existing or future competitors.

Advertisers may not find Internet advertising effective and may reduce their allocations of advertisement spending on Internet campaigns.

Most large advertisers have fixed advertising budgets, a very small portion of which is allocated to Internet advertising. EyeWonder expects that large advertisers will continue to focus most of their advertising efforts on traditional media. Advertisers, including current and potential customers, may also find Internet advertising or marketing to be less effective than traditional media advertising or marketing methods for promoting their products and services, and therefore may decrease the portion of their budget allocated to Internet advertising or may shift their advertising away from the Internet. Even if Internet advertising increases in the aggregate, if display advertising does not increase, the market for EyeWonder’s products and services may not continue to be viable and EyeWonder’s revenues may decrease. If EyeWonder fails to convince these companies to spend a portion of their advertising budgets with EyeWonder to advertise online, or if EyeWonder’s existing advertisers reduce the amount they spend on its services, EyeWonder’s business, financial condition or results of operations could be materially adversely affected.

EyeWonder may be adversely affected by cyclicality or an extended downturn in the United States or worldwide economy in or related to the industries it serves.

EyeWonder’s revenues are generated primarily from providing online campaign management solutions and services to advertising agencies and advertisers across digital media channels and a variety of formats. Demand for these services tends to be tied to economic cycles, reflecting overall economic conditions as well as budgeting and buying patterns. Following the recent negative developments in the world economy, several agency and analyst organizations now predict that the growth in online advertising will be slower than previously expected. EyeWonder cannot assure you that advertising budgets and expenditures by advertising agencies and advertisers will not decline in any given period or that advertising spending will not be diverted to more traditional media or other online marketing products and services, which would lead to a decline in the demand for EyeWonder’s campaign management solutions and services. A decline in the economic prospects of advertisers or the economy in general could alter current or prospective customers’ spending priorities. As a result, EyeWonder’s revenues may not increase or may decline significantly in any given period.

The loss of a major customer or a reduction in any such customer’s Internet advertising or marketing budget could significantly reduce EyeWonder’s revenue and profitability.

Advertisements served for EyeWonder’s top 20 advertiser clients during the year ended December 31, 2009 accounted for 42% of EyeWonder’s revenues for that period. If one or more of these major advertisers (or their agencies) decides not to continue purchasing services from EyeWonder or significantly reduces its spending on EyeWonder services, EyeWonder may not be able to make up the lost revenue.

Consolidation of Internet advertising networks, web portals, Internet search engine sites and web publishers may impair EyeWonder’s ability to serve advertisements and to collect campaign data, and could lead to a loss of significant customers.

The growing trend of consolidation of Internet advertising networks, web portals, Internet search engine sites and web publishers, and increasing industry presence of a small number of large companies, such as Google and Microsoft, could harm EyeWonder’s business. EyeWonder currently is able to serve, track and manage advertisements for its customers in a variety of networks and websites. Concentration of advertising networks or any disruption in our relationship with our publishers could substantially impair EyeWonder’s ability to serve advertisements if networks or websites decide not to permit it to serve, track or manage advertisements on their websites, if publishers develop ad placement systems that are not compatible with EyeWonder’s systems, or if they use their market power to force their customers to use certain vendors on their networks or websites. These networks or websites also could prohibit or limit EyeWonder’s aggregation of advertising campaign data if they use technology that is not compatible with EyeWonder’s technology. In addition, concentration of desirable advertising space in a small number of networks and websites could result in pricing pressures and diminish the value of EyeWonder’s advertising campaign data, as the value of this data depends to some degree on the continuous aggregation of data from advertising campaigns on a variety of different advertising networks and websites. Additionally, major networks and publishers can terminate EyeWonder’s ability to serve advertisements on their properties on short notice. If it is no longer able to serve, track and manage advertisements on a variety of networks and websites, EyeWonder’s offerings will be significantly impacted.

The market for Internet advertising or marketing may deteriorate, or develop more slowly than expected, which could have a material adverse affect on EyeWonder’s business, financial condition or results of operations.

If the market for Internet advertising or marketing deteriorates, or develops more slowly than EyeWonder expects, its business could suffer. EyeWonder’s future success depends highly on an increase in the use of the Internet, the commitment of advertisers and advertising agencies to the Internet as an advertising and marketing medium, the advertisers’ implementation of advertising campaigns, and the willingness of current or potential customers to outsource their Internet advertising and marketing needs. The market for Internet advertising and marketing is relatively new and rapidly evolving. As a result, demand and market acceptance for Internet advertising solutions and services is uncertain.

If EyeWonder does not continue to innovate and provide high quality solutions and services, it may not remain competitive.

EyeWonder’s success depends on providing high quality solutions and services that make online campaign management easier and more efficient for its customers. EyeWonder’s competitors are constantly developing innovations in online advertising and campaign management. If EyeWonder is unable to predict user preferences or industry changes, or if it is unable to modify its solutions and services on a timely basis, and as a result is unable to provide quality solutions and services that run without complication or service interruptions, its customers may become dissatisfied and it may lose customers to its competitors and its reputation in the industry may suffer, making it difficult to attract new customers. EyeWonder’s operating results also would suffer if its innovations are not responsive to customers’ needs, are not appropriately timed with market opportunity or are not effectively brought to market. As online advertising and campaign management technologies continue to develop, EyeWonder’s competitors may be able to offer solutions that are, or are perceived to be, substantially similar or better than those offered by EyeWonder. As a result, EyeWonder must continue to invest significant resources in research and development in order to enhance its technology and its existing solutions and services, and introduce new high-quality solutions and services. If these research and development efforts do not lead to innovative solutions and services, EyeWonder’s business will suffer and its ability to generate increased revenue will be significantly affected.

EyeWonder’s business depends on a strong brand reputation, and if it is not able to maintain and enhance its brand, EyeWonder’s business will suffer.

EyeWonder believes that maintaining and enhancing the “EyeWonder” brand is critical to expanding its base of customers and maintaining brand loyalty among customers, particularly in North America where brand perception can impact the competitive position in other markets worldwide, and that the importance of brand recognition will increase due to the growing number of competitors providing similar services and solutions. Maintaining and enhancing its brand may require EyeWonder to make substantial investments in research and development and in the marketing of its solutions and services, and these investments may not be successful. If EyeWonder fails to promote and maintain the “EyeWonder” brand, or if it incurs excessive expenses in this effort, EyeWonder’s business and results of operations could be adversely impacted. EyeWonder anticipates that, as its market becomes increasingly competitive, maintaining and enhancing its brand may become increasingly difficult and expensive. Maintaining and enhancing its brand will depend largely on EyeWonder’s ability to be a technology leader and to continue to provide high quality solutions and services, which it may not do successfully.

EyeWonder’s operating results fluctuate and, as a result, its historical operating results may not be indicative of its future performance.

EyeWonder’s operating results have historically fluctuated on a quarterly basis due to the seasonal nature of brand-oriented advertising on the Internet, and EyeWonder expects this fluctuation to continue. EyeWonder’s fourth calendar quarter is typically the strongest, and its first quarter is often the weakest quarter. The increase in revenue in the fourth quarter is primarily the result of heavy advertising and online shopping during November and December due to the holidays. The drop in revenues in the first quarter is linked to the drop in online advertising and shopping that occurs at the beginning of each year. EyeWonder believes that cyclicality and seasonality may have a more pronounced effect on its operating results in the future, as EyeWonder’s growth slows. EyeWonder’s operating expenses are relatively fixed in the near term. As a result, EyeWonder cannot quickly react to changes in revenue and therefor, changes in revenue could lead to significant changes in EyeWonder’s operating results. For these reasons, comparing EyeWonder’s operating results on a period-to-period basis may not be meaningful, and you should not rely on past results as an indication of future performance.

New advertisement blocking technologies could limit or block the delivery or display of advertisements by EyeWonder’s service offerings, which could undermine the viability of EyeWonder’s business.

Advertisement blocking technologies, such as “filter” software programs, that can limit or block the delivery or display of advertisements delivered through EyeWonder’s service offerings are currently available for Internet users and are continuing to be developed. If these technologies become widespread, the commercial viability of the current Internet advertisement model may be undermined. As a result, ad-blocking technology could, in the future, have a material adverse affect on EyeWonder’s business, financial condition and results of operations.

More individuals are using non-personal computer devices to access the Internet, and the solutions developed for these devices may not be widely deployed.

The number of people who access the Internet through devices other than personal computers (“PCs”), including mobile devices, game consoles and television set-top devices, has increased dramatically in the past few years. The lower resolution, functionality and memory associated with alternative devices make the use of EyeWonder’s service offerings through these devices more difficult and potentially less effective. If EyeWonder is unable to deliver its service offerings to a substantial number of alternative device users or if it is slow to develop services and technologies that are more compatible with non-PC Internet-enabled devices, EyeWonder will fail to capture a significant share of an increasingly important portion of the market. Such a failure could limit its ability to compete effectively in an industry that is rapidly growing and changing.

EyeWonder does not control third party content delivery services, data centers and others on whom it relies. If EyeWonder or its clients experience outages by these third party providers, EyeWonder’s relationship with its clients and its reputation could suffer.

EyeWonder’s business relies significantly on third-party vendors, such as data centers, content delivery services and bandwidth providers. For example, EyeWonder has entered into agreements to use third-parties, including Limelight and Akamai, to provide content delivery services to assist EyeWonder in serving advertisements. Akamai is a direct competitor of Limelight, so Limelight’s acquisition of EyeWonder in the merger may have an adverse effect on EyeWonder’s relationship with Akamai and its ability to continue to secure content delivery services from Akamai on favorable terms, if at all. If Akamai or other third-party vendors fail to provide their services or if their services are no longer available to EyeWonder for any reason, and Limelight is not able to supply such services to EyeWonder or EyeWonder is not immediately able to find replacement providers, EyeWonder’s business could be materially adversely affected.

Additionally, any disruption in network access or co-location services provided by these third-party providers or Limelight, or any failure of these third-party providers or Limelight to handle current or higher volumes of use, could significantly harm EyeWonder’s business operations. If service is disrupted, EyeWonder may lose revenues directly related to the impressions it fails to serve and EyeWonder may, as a practical matter, be compelled to provide additional free or discounted services to affected clients. EyeWonder’s reputation also may suffer in the event of a disruption. EyeWonder exercises very little control over these third-party vendors, which increases its vulnerability to problems with the services they provide.

EyeWonder licenses technologies from third-parties to facilitate aspects of its data center and connectivity operations including, among others, Internet traffic management services. EyeWonder has experienced and expects to continue to experience interruptions and delays in service and availability for such elements. Any errors, failures, interruptions or delays experienced in connection with these third-party technologies and information services could negatively impact EyeWonder’s customer relationships and materially adversely affect its brand reputation and business, financial condition or results of operations, and expose EyeWonder to liabilities to third parties.

Data centers used by EyeWonder are vulnerable to natural disasters, terrorism and system failures that could significantly harm its business operations and lead to client dissatisfaction.

In delivering its services, EyeWonder depends on the operation of data centers, which are vulnerable to damage or interruption from earthquakes, terrorist attacks, war, floods, fires, power loss, telecommunications failures, computer viruses, computer denial of service attacks or other attempts to harm its system, and similar events. EyeWonder’s insurance policies have limited coverage in such cases and may not fully compensate it for any loss. Some of EyeWonder’s systems are not fully redundant, and its disaster recovery planning cannot account for all eventualities. The occurrence of a natural disaster, a terrorist attack, a provider’s decision to close a facility EyeWonder is using without adequate notice or other unanticipated problems at data centers could result in lengthy interruptions in service. Any damage to or failure of EyeWonder’s systems could result in interruptions in its service. Interruptions in EyeWonder’s service could reduce its revenues and profits, and its brand reputation could be damaged if customers believe its system is unreliable, which could have a material adverse affect on EyeWonder’s business, financial condition and results of operations.

EyeWonder has in the past experienced, and may in the future experience, system failures. Any unscheduled interruption in service puts a burden on EyeWonder’s entire organization and would result in an immediate loss of revenue. If EyeWonder experiences frequent or persistent system failures, its reputation and brand could be permanently harmed. The steps EyeWonder has taken to increase the reliability and redundancy of its systems are expensive, reduce operating margin and may not be successful in reducing the frequency or duration of unscheduled downtime.

EyeWonder’s business may be adversely affected by malicious third-party software applications that interfere with the function of its technology.

EyeWonder’s business may be adversely affected by malicious software applications that make changes to Internet users’ computers and interfere with EyeWonder’s technology. These applications may attempt to change the users’ experience in using EyeWonder’s services, including altering or replacing advertisements delivered by EyeWonder’s platform, changing configurations of EyeWonder’s user interface, or otherwise interfering with EyeWonder’s ability to deliver advertisements to users’ devices. The interference may occur without disclosure to or consent from users, resulting in a negative experience that users may associate with EyeWonder’s services. If EyeWonder’s efforts to combat these malicious software applications are unsuccessful, its reputation may be harmed, and the communications with certain users on behalf of its customers could be impaired. This could result in a decline in usage of EyeWonder’s services and corresponding revenues, which would have a material adverse effect on its business, financial condition and results of operations.

If EyeWonder fails to detect click-through fraud or other invalid clicks, it could lose the confidence of its advertisers, thereby causing its business to suffer.

EyeWonder is exposed to the risk of fraudulent clicks and other invalid clicks on advertisements delivered by EyeWonder from a variety of potential sources. Invalid clicks are clicks that EyeWonder has determined are not intended by the user to link to the underlying content, such as inadvertent clicks on the same ad twice and clicks resulting from click fraud. Click fraud occurs when a user intentionally clicks on an ad displayed on a web site for a reason other than to view the underlying content. These types of fraudulent activities could harm EyeWonder’s business and brand. If fraudulent clicks are not detected, the data that EyeWonder’s solutions provide to customers may be less reliable and the affected advertisers may lose confidence in EyeWonder’s solutions to deliver a return on their investment. If advertisers become dissatisfied with EyeWonder’s solutions, they may choose to do business with its competitors or reduce their Internet advertising spending.

Expansion into international markets is important to EyeWonder’s long-term success, and its limited experience in operating outside the United States increases the risk that its international expansion efforts will not be successful.

EyeWonder has only limited experience with operations outside the United States. Expansion into new international markets requires additional management attention and resources to tailor EyeWonder’s services to the unique aspects of each country. In addition, EyeWonder faces the following additional risks associated with its expansion into locations outside the United States:

•	challenges caused by distance, language and cultural differences;

•	longer payment cycles in some countries;

•	credit risk and higher levels of payment fraud;

•	legal and regulatory restrictions;

•	currency exchange rate fluctuations;

•	foreign exchange controls that might prevent EyeWonder from repatriating cash earned in countries outside the United States;

•	political and economic instability and export restrictions;

•	potentially adverse tax consequences; and

•	higher costs associated with doing business internationally.

These risks could harm EyeWonder’s international expansion efforts.

EyeWonder’s inability to protect its intellectual property rights could reduce the value of its service offerings and brand or permit competitors to more easily compete with it.

EyeWonder’s know-how and trade secrets related to the Internet advertising industry are an important aspect of its intellectual property rights. To protect its know-how and trade secrets, EyeWonder customarily requires its employees, customers, and third party collaborators to execute confidentiality agreements or otherwise agree to keep EyeWonder’s proprietary information confidential when their relationship with EyeWonder begins. Typically, EyeWonder’s employment contracts also include clauses requiring employees to assign to EyeWonder all inventions and intellectual property rights they develop in the course of their employment and to agree not to disclose EyeWonder’s confidential information. Despite EyeWonder’s efforts, its know-how and trade secrets could be disclosed to third parties, which could cause EyeWonder to lose any competitive advantage resulting from such know-how or trade secrets.

From time to time, EyeWonder may discover that third parties are infringing or otherwise violating its intellectual property rights. Monitoring unauthorized use of intellectual property is difficult and protecting EyeWonder’s intellectual property rights could be costly and time consuming. To protect its intellectual property rights, EyeWonder may become involved in litigation, which could result in substantial expenses, divert the attention of management, cause significant delays, materially disrupt the conduct of EyeWonder’s business or adversely affect its revenue, financial condition and results of operations. EyeWonder may choose not to pursue patents or other protection for innovations that later turn out to be important or it may choose not to enforce its intellectual property rights. Some foreign laws do not protect intellectual property rights to the same extent as the law of the United States. If EyeWonder is unable to adequately protect its trademarks, third parties may use its brand names or trademarks similar to EyeWonder’s in a manner that may cause confusion to EyeWonder’s customers and confusion in the market, which could decrease the value of EyeWonder’s brand. Any infringement of EyeWonder’s intellectual property rights by third parties may eliminate any competitive advantage such intellectual property rights provide and harm its operating results.

EyeWonder has no issued patents and few trademark registrations. While EyeWonder plans to protect its intellectual property with, among other things, copyright, trade secret, patent and trademark protection, there can be no assurance that:

•	current or future United States or foreign registrations of EyeWonder’s intellectual property rights will be approved;

•

EyeWonder’s issued patents and trademark registrations will adequately protect the intellectual property rights EyeWonder uses in its business or that such patents and trademarks will not be held invalid or unenforceable if challenged by third parties;

•	third parties do not have blocking patents that could be used to prevent EyeWonder from marketing its own patented products and practicing its own technology;

•	EyeWonder will succeed in protecting its technology adequately in all key jurisdictions in which EyeWonder or its competitors operate; or

•	others will not independently develop similar or competing products or methods or design around any patents that may be issued to EyeWonder.

Third parties may claim EyeWonder infringes on their intellectual property rights, forcing EyeWonder to expend substantial resources in resulting litigation, the outcome of which would be uncertain. Any unfavorable outcome of such litigation could be expensive and could prevent EyeWonder from operating part or all of its business.

Companies in the Internet advertising industry often enter into litigation based on allegations of infringement or other violations of intellectual property rights. From time to time EyeWonder has received and may in the future receive notices or inquiries from third parties regarding its services or the manner in which EyeWonder conducts its business suggesting that EyeWonder may be infringing or violating a patent, trademark or other intellectual property right. While EyeWonder currently is not party to any infringement proceedings with respect to any patents or other intellectual property rights, or aware of any third parties planning to pursue such litigation, there can be no assurance that third parties will not pursue claims against EyeWonder alleging infringement of their intellectual property rights. Any intellectual property claims, with or without merit, could be time consuming, expensive to litigate or settle, and will divert management resources and attention.

EyeWonder may not be successful in defending any third party infringement claims, and as a result of such claims, it may have to pay substantial damages or stop conducting business in the manner that is found to be in violation of such third party’s rights. Further, EyeWonder may have to seek a license for such intellectual property, which may not be available on reasonable terms, or at all, and may significantly increase its operating expenses. As a result, EyeWonder may be required to develop alternative non-infringing technology, which could require significant effort and expense. If EyeWonder cannot license or develop technology for the infringing aspects of its business, it may be forced to limit its service offerings and may be unable to fulfill its obligations to its customers or to compete effectively.

In addition, many of EyeWonder’s agreements with customers require EyeWonder to indemnify such customers for third-party intellectual property infringement claims against them. Pursuant to such agreements, EyeWonder may be required to defend such customers against certain claims which could cause it to incur additional significant costs. An adverse determination in any such proceeding could require that EyeWonder cease offering the solutions or services that are the subject of such of a determination, procure or develop substitute solutions or services for such customers and/or pay any damages these customers incur.

EyeWonder uses certain “open-source” software the use of which could result in EyeWonder having to distribute its proprietary software, including its source code, to third parties on unfavorable terms which could materially affect EyeWonder’s business.

Certain of EyeWonder’s service offerings use software that is subject to open-source licenses. Open-source code is software that is freely accessible, usable and modifiable. Certain open-source code is governed by license agreements, the terms of which could require users of such open-source code to make any derivative works of such open-source code available to others on unfavorable terms or at no cost. Because EyeWonder uses open-source code, EyeWonder may be required to take remedial action in order to protect its proprietary software. Such action could include replacing certain source code used in its software, discontinuing certain of its products or taking other actions that could divert resources away from its development efforts.

In addition, the terms relating to disclosure of derivative works in many open-source licenses are unclear. EyeWonder periodically reviews its compliance with the open-source licenses it uses and does not believe it will be required to make its proprietary software freely available. However, if a court interprets one or more such open-source licenses in a manner that is unfavorable to EyeWonder, it could be required to make its software available at no cost.

Uncertainty regarding a variety of United States and foreign laws may expose EyeWonder to liability and adversely affect its ability to offer its services.

The laws relating to the liability of providers of online services for activities of their customers and users are currently unsettled both within the United States and abroad. From time to time EyeWonder has received notices from individuals who do not want to be exposed to advertisements delivered by EyeWonder on behalf of EyeWonder’s customers. If one of these complaints results in liability to EyeWonder, it could be costly, encourage similar lawsuits, distract management and harm EyeWonder’s reputation and possibly its business. In addition, increased attention focused on these issues and legislative proposals could harm EyeWonder’s reputation or otherwise negatively affect the growth of its business.

There also is uncertainty regarding the application to EyeWonder of existing laws regulating or requiring licenses for certain advertisers’ businesses, including, for example, distribution of pharmaceuticals, adult content, financial services, alcohol or firearms. Existing or new legislation could expose EyeWonder to substantial liability, restrict its ability to deliver services to its customers and post ads for various industries, limit its ability to grow and cause EyeWonder to incur significant expenses in order to comply with such laws and regulations.

Several other federal laws also could expose EyeWonder to liability and impose significant additional costs on it. For example, the Digital Millennium Copyright Act has provisions that limit, but do not eliminate, EyeWonder’s liability for listing or linking to third-party web sites that include materials that infringe copyrights or other rights, so long as EyeWonder complies with the statutory requirements of the Act. In addition, the Children’s Online Privacy Protection Act restricts the ability of online services to collect information from minors and the Protection of Children from Sexual Predators Act of 1998 requires online service providers to report evidence of violations of federal child pornography laws under certain circumstances. Compliance with these laws and regulations is complex and any failure on EyeWonder’s part to comply with these regulations may subject it to additional liabilities.

Privacy concerns could lead to legislative and other limitations on EyeWonder’s ability to collect usage data from Internet users, including limitations on EyeWonder’s use of cookie or conversion tag technology and user profiling, which is crucial to its ability to provide services to its customers.

EyeWonder’s ability to conduct targeted advertising campaigns and compile data that it uses to formulate campaign strategies for customers depends on the use of “cookies” and “conversion tags” to track Internet users and their online behavior, which allows EyeWonder to measure an advertising campaign’s effectiveness and avoid repeatedly delivering the same ad to a particular user’s device. A cookie is a small file of information stored on a user’s computer that allows EyeWonder to recognize that user’s browser when it serves advertisements. A conversion tag functions similarly to a banner advertisement, except that the conversion tag is not visible. EyeWonder’s conversion tags may be placed on specific pages of clients of customers’ or prospective customers’ websites. Government authorities inside the United States concerned with the privacy of Internet users have suggested limiting or eliminating the use of cookies, conversion tags or user profiling. Bills aimed at regulating the collection and use of personal data from Internet users are currently pending in U.S. Congress and many state legislatures. Attempts at such regulation may be drafted in such a way as to limit or prohibit the use of technology like cookies and conversion tags, thereby creating restrictions that could reduce EyeWonder’s ability to use them. In addition, the Federal Trade Commission and the Department of Commerce have conducted hearings regarding user profiling, the collection of non-personally identifiable information and online privacy.

EyeWonder’s foreign operations may also be adversely affected by regulatory action outside the United States. For example, the European Union has adopted a directive addressing data privacy that limits the collection, disclosure and use of information regarding European Internet users. In addition, the European Union has enacted an electronic communications directive that imposes certain restrictions on the use of cookies and conversion tags and also places restrictions on the sending of unsolicited communications. Each European Union member country was required to enact legislation to comply with the provisions of the electronic communications directive by October 31, 2003 (though not all have done so). Germany has also enacted additional laws limiting the use of user profiling, and other countries, both in and out of the European Union, may impose similar limitations.

Internet users may directly limit or eliminate the placement of cookies on their computers by using third- party software that blocks cookies, or by disabling or restricting the cookie functions of their Internet browser software. Internet browser software upgrades also may result in limitations on the use of cookies or conversion tags. Technologies like the Platform for Privacy Preferences (“P3P”) Project may limit collection of cookie and conversion tag information. Plaintiffs’ attorneys also have organized class action suits against companies related to the use of cookies and several companies, including companies in the Internet advertising industry, have had claims brought against them before the Federal Trade Commission regarding the collection and use of Internet user information. EyeWonder may be subject to such suits in the future, which could limit or eliminate its ability to collect such information.

If EyeWonder’s ability to use cookies or conversion tags or engage in other user profiling were substantially restricted due to the foregoing, or for any other reason, it would have to generate and use other technology or methods that allow the gathering of user profile data in order to provide services to customers. This change in technology or methods could require significant reengineering time and resources, and may not be complete in time to avoid negative consequences to EyeWonder’s business. In addition, alternative technology or methods might not be available on commercially reasonable terms, if at all. If the use of cookies and conversion tags are prohibited and EyeWonder is not able to efficiently and cost effectively create new technology, EyeWonder’s business, financial condition and results of operations would be materially adversely affected. In addition, any compromise of security that results in the release of Internet users’ and/or EyeWonder’s customers’ data could seriously limit the adoption of EyeWonder’s service offerings as well as harm its reputation and brand, expose it to liability and subject it to reporting obligations under various state laws, which could have an adverse effect on EyeWonder’s business. The risk that these types of events could seriously harm EyeWonder’s business is likely to increase as the amount of data stored for customers on EyeWonder’s servers (including personal information) and the number of countries where EyeWonder operates has been increasing, and EyeWonder may need to expend significant resources to protect against security breaches, which could have an adverse effect on its business, financial condition or results of operations.

The loss of key personnel or the inability to attract and retain the necessary qualified personnel could materially and adversely affect EyeWonder’s business, financial condition or results of operations, or its ability to grow.

EyeWonder’s future success depends in large part upon the continued service of key personnel and members of its senior management team. All of EyeWonder’s executive officers and key personnel are employed at-will and EyeWonder does not maintain key-person life insurance policies for any members of its senior management team. The loss of key personnel or members of its management team could have a material adverse effect on EyeWonder’s business, financial condition and results of operations.

EyeWonder’s future success also will depend upon its ability to attract, retain and motivate highly skilled managerial, research, selling, marketing, information technology, software engineering and other technical personnel. Competition for qualified employees in EyeWonder’s industry is intense and certain of EyeWonder’s competitors have directly targeted its employees. If EyeWonder does not succeed in attracting excellent personnel or retaining or motivating existing personnel, it may be unable to grow effectively, which could have a material adverse effect on its business, financial condition and results of operations.

INFORMATION ABOUT THE COMPANIES

Limelight Networks, Inc.

Limelight is a provider of high-performance content delivery network services. Limelight delivers content for traditional and emerging media companies, or content providers, including businesses operating in the television, music, radio, newspaper, magazine, movie, videogame, software and social media industries as well as enterprises and government entities doing business online. Using Limelight’s content delivery network, or CDN, content providers are able to provide their end-users with a high-quality media experience for rich media content including video, music, games, software and social media. As consumer demands for media content over the Internet have increased, and as enabling technologies such as broadband access to the Internet have proliferated, consumption of rich media content has become increasingly important to Internet end-users and therefore to the content providers that serve them. Limelight has developed its services and architected its network specifically to meet the unique demands content providers face in delivering rich media content to large audiences of demanding Internet end-users. Limelight’s comprehensive solution delivers content providers a high-quality, highly scalable, highly reliable offering. Limelight primarily derives revenue from the sale of services to customers executing contracts with terms of one year or longer.

Limelight was formed as an Arizona limited liability company, Limelight Networks, LLC, in June 2001 and converted into a Delaware corporation, Limelight Networks, Inc., in August 2003. Limelight common stock is traded on the Nasdaq Global Market under the symbol “LLNW.” The principal executive offices of Limelight are located at 2220 W. 14th Street, Tempe, AZ 85821, and its telephone number is (602) 850-5000.

Additional information about Limelight and its subsidiaries is included in documents incorporated by reference in this document. See “Where You Can Find More Information” beginning on page 164.

Elvis Merger Sub One Corporation

Elvis Merger Sub One Corporation, a wholly owned subsidiary of Limelight, was formed solely for the purpose of completing the merger. Elvis Merger Sub One Corporation has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the transactions contemplated by the merger agreement. The principal executive offices of Elvis Merger Sub One Corporation are located at 2220 W. 14th Street, Tempe, AZ 85821, and its telephone number is (602) 850-5000.

Elvis Merger Sub Two LLC

Elvis Merger Sub Two LLC, a wholly owned subsidiary of Limelight, was formed solely for the purpose of completing the merger. Elvis Merger Sub Two LLC has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the transactions contemplated by the merger agreement. The principal executive offices of Elvis Merger Sub Two LLC are located at 2220 W. 14th Street, Tempe, AZ 85821, and its telephone number is (602) 850-5000.

EyeWonder, Inc.

EyeWonder is a leading provider of interactive digital advertising products and services to advertisers, advertising agencies and publishers. EyeWonder creates and executes high-impact online video and rich media advertising campaigns – “interactive digital advertising” – on behalf of global brand advertisers. EyeWonder was a pioneer in the delivery of video ads online and continues to lead industry innovation, delivering highly engaging brand experiences across hundreds of online publishers and all digital media channels, including online, mobile and in-game, and across a variety of formats. Through its innovative technology, products and services, EyeWonder provides advertisers, advertising agencies and content publishers the ability to create, build, deliver, track and optimize interactive advertising campaigns that produce effective results. EyeWonder’s in-page, in-stream and mobile advertising products combine the quality and power of Adobe Flash® video and the latest creative features, as well as online tracking and reporting capabilities to significantly enhance the impact and effectiveness of rich media advertising campaigns. EyeWonder has executed campaigns for hundreds of leading advertisers across a wide variety of sectors.

Founded in 1999 and headquartered in Atlanta, Georgia, EyeWonder has offices in New York, Chicago, San Francisco, Dallas, Los Angeles, the United Kingdom, Ireland, the Netherlands, Germany, Spain and Australia. EyeWonder and its subsidiaries employed a staff of 229 as of March 1, 2010.

Interactive Digital Advertising Market

EyeWonder believes that online video is a fast growing segment of advertising and that it serves a substantial and growing market need. A large portion of online advertising market growth was historically driven by Internet-centric publishers, retailers and direct marketing providers, but today more traditional media advertisers, including consumer packaged goods and brand advertisers, are increasingly recognizing the significance and special capabilities of the Internet and are allocating more of their marketing budgets to online advertising. Increasingly, brand marketers and their agencies seek to deliver standout online campaigns that achieve compelling results, which requires that they employ creative execution, rich functionality and reporting, and better campaign management. Video and rich media are believed to represent the fastest growing segment of online advertising, driven by rapid brand advertiser adoption as well as higher yields for publishers, with video ads typically commanding significantly higher rates than standard display advertisements.

Products and Services

Since 1999, EyeWonder has developed new products that produce tangible, client-focused value. EyeWonder served one of the first instant-play online video ads using Java®. As the capabilities of Adobe Flash® expanded, EyeWonder built its proprietary AdWonder® system. More recently, while competitors have attempted to promote proprietary in-stream ad solutions, EyeWonder has focused on a scalable open solution – the Universal In-stream Framework – that is fully operable within Adobe Flash®, Microsoft Silverlight® and the Akamai Media Framework, among others. EyeWonder believes that advertisers and agencies benefit from the range of services across multiple platforms that an independent provider like EyeWonder – with the resources and expertise to deliver sophisticated video and rich media across leading publishers as well as hundreds of smaller sites – can provide. EyeWonder’s suite of online advertising products meaningfully enhances audience engagement and interaction, while increasing brand awareness, favorability and other key metrics important to advertisers and advertising agencies.

The core of EyeWonder’s current service and product suite is the AdWonder® creative workflow system. With AdWonder®, creative agencies have the ability to build highly sophisticated rich media executions without leaving their preferred Adobe Flash® environment. AdWonder® enables agencies to test, approve and deploy campaigns in significantly less time compared to other tools that require exporting to external systems. AdWonder® enables creative designers to easily design, build, preview, test and approve any EyeWonder rich media or video ad unit within the Adobe Flash® environment, and simplifies the complex task of deploying creative executions across a broad spectrum of sites, allowing marketers and their agencies to focus on campaign strategy and creative execution.

EyeWonder continues to lead innovation through its product development division, EyeWonder Labs. The focus of EyeWonder Labs is to enhance EyeWonder’s existing products and to develop new products to meet its customers’ changing digital marketing needs. EyeWonder Labs works closely with agencies, advertisers and publishers to collaborate on extending delivery into next generation interactive digital advertising platforms, such as mobile and interactive TV.

Customers and Sales

EyeWonder maintains strong customer relationships with major advertising agencies, direct brand advertisers and online publishers.

Agencies rely on EyeWonder to deliver and optimize interactive digital advertising campaigns and provide world-class creative tools and services, such as AdWonder® and EyeWonder’s flexible reporting systems.

EyeWonder works closely with a wide range of Web publishers to execute innovative advertising campaigns that often push the creative envelope. Publishers rely on dedicated EyeWonder specialists to monitor changing site specifications and provide troubleshooting and technical support. In addition to technical support, EyeWonder services these relationships with a dedicated publisher sales team and business development staff.

Technology and Operations

EyeWonder integrates proprietary systems and processes with the leading delivery platforms, such as Adobe’s Flash® and Microsoft’s Silverlight® player, to deliver ad creation tools and reporting functionality with a high level of customer service.

EyeWonder’s back-end server infrastructure supports the origination of ad campaigns, internal applications, testing, data maintenance, generation and reporting. The primary server base, including a redundancy system, is maintained at a co-location center in downtown Atlanta, Georgia. A complete set of critical servers and associated applications also is maintained at a Limelight data center in Tempe, Arizona.

While ad campaigns originate from EyeWonder servers, the distribution of ads to users and the collection and return of log file data to populate the reporting system are effected using content distribution networks operated by Limelight and Akamai. EyeWonder historically has used both Limelight and Akamai for CDN services to deliver ads via progressive download and video streaming. Both have extensive and reliable infrastructure used by most large publishers. Most campaigns also involve an agency-side ad server that serves the tag that calls the EyeWonder ad unit from the CDN servers.

Through partnerships with Australia-based Facilitate Digital and Mediaplex, a unit of ValueClick, EyeWonder meets the needs of its advertiser and agency customers for “traditional” (non-rich) ad serving and server side functionality, particularly in situations where it is necessary to integrate serving and reporting for video and other rich media units with non-rich media units.

Competition

The markets in which EyeWonder operates are rapidly evolving and highly competitive. Currently, EyeWonder’s primary competitors are DoubleClick, Eyeblaster, Pointroll and Atlas. Google purchased DoubleClick in 2008, and Microsoft purchased aQuantive (which owned Atlas) in 2007. DoubleClick and Atlas offer solutions and services similar to those offered by EyeWonder, and have access to the substantial financial and engineering resources of their parent companies. EyeWonder also faces competition from a variety of other companies, including rich-media solutions companies such as Unicast and UK-based Flashtalking, as well as ad serving companies, such as Zedo and CheckM8. EyeWonder also may face competition from companies that provide web analytics or web intelligence, and from companies, such as Yahoo!, which are developing campaign management solutions. See “Risk Factors—EyeWonder faces significant and increasing competition, including from Google and Microsoft, and EyeWonder may not be able to compete successfully with such powerful competitors” on page 49.

THE LIMELIGHT SPECIAL MEETING

This section contains information about the special meeting of Limelight stockholders that has been called to consider and approve the proposal to issue shares of Limelight common stock and the adjournment proposal.

Together with this proxy statement/prospectus, Limelight is also sending you a notice of the special meeting and a form of proxy that is solicited by the Limelight board of directors.

Time, Date and Place

The special meeting will be held on [                    ], 2010 at [                    ], local time, at the Sheraton Phoenix Airport Hotel Tempe, located at 1600 South 52nd Street, Tempe, Arizona 85281.

Matters to Be Considered

The purpose of the special meeting is to vote on the following proposals:

Proposal No. 1. To consider and vote upon the issuance of shares of Limelight common stock in the merger of Elvis Merger Sub One Corporation with and into EyeWonder as contemplated by the merger agreement.

Proposal No. 2. To consider and vote upon an adjournment of the Limelight special meeting, if necessary, if a quorum is present, to solicit additional proxies if there are not sufficient votes in favor of Proposal No. 1.

The Limelight special meeting will also address such other business as may properly come before the Limelight special meeting or any adjournment or postponement thereof.

Proxies

Each copy of this proxy statement/prospectus mailed to holders of Limelight common stock is accompanied by a form of proxy with instructions for voting. If you hold stock in your name as a stockholder of record, you should vote your shares by completing, signing, dating and returning the enclosed proxy card to ensure that your vote is counted at the special meeting, or at any adjournment or postponement of the special meeting, regardless of whether you plan to attend the special meeting.

If you hold your stock in “street name” through a bank, broker or other nominee, you must direct your bank, broker or other nominee to vote in accordance with the instructions you have received from your bank, broker or other nominee.

If you hold stock in your name as a stockholder of record, you may revoke any proxy at any time before it is voted by signing and returning a proxy card with a later date, delivering a written revocation letter to Limelight’s Corporate Secretary, or by attending the special meeting in person, notifying Limelight’s Corporate Secretary, and voting by ballot at the special meeting.

Any stockholder entitled to vote in person at the special meeting may vote in person regardless of whether a proxy has been previously given, but the mere presence (without notifying Limelight’s Corporate Secretary) of a stockholder at the special meeting will not constitute revocation of a previously given proxy.

Written notices of revocation and other communications about revoking your proxy should be addressed to:

Corporate Secretary

Limelight Networks, Inc.

2220 W. 14th Street

Tempe, Arizona 85281

If your shares are held in “street name” by a bank, broker or other nominee, you should follow the instructions of your bank, broker or other nominee regarding the revocation of proxies.

According to Limelight’s bylaws, no business may be conducted at a special meeting of stockholders other than the business specified in the notice to stockholders. No matters other than the matters described in this document are anticipated to be presented for action at the special meeting or at any adjournment or postponement of the special meeting.

Solicitation of Proxies

Since many of Limelight’s stockholders may be unable to attend the special meeting, Limelight’s board of directors is soliciting proxies to be voted at the special meeting to give each stockholder an opportunity to vote on all matters scheduled to come before the meeting and set forth in this proxy statement/prospectus. Limelight’s board of directors is asking stockholders to designate Douglas S. Lindroth and Philip C. Maynard, and each of them, as their proxies.

Limelight will pay the costs of printing and mailing this proxy statement/prospectus to Limelight’s stockholders, and all other costs incurred by it in connection with the solicitation of proxies from its stockholders on behalf of its board of directors, including the entire cost of soliciting proxies from you. In addition to solicitation of proxies by mail, Limelight will request that banks, brokers, and other record holders send proxies and proxy material to the beneficial owners of Limelight common stock and secure their voting instructions. Limelight will reimburse the record holders for their reasonable expenses in taking those actions. In addition to soliciting proxies by mail, Limelight may use its directors, officers and employees to solicit proxies in person or by telephone or facsimile. None of these individuals will receive any special compensation for doing this, although Limelight will reimburse these individuals for their reasonable out-of-pocket expenses.

Record Date

The close of business on [                    ], 2010 has been fixed as the record date for determining the Limelight stockholders entitled to receive notice of and to vote at the special meeting. At that time, [            ] shares of Limelight common stock were outstanding, held by approximately [            ] registered holders.

Voting Rights and Vote Required

The presence, in person or by proxy, of the holders of a majority of the issued and outstanding shares of Limelight common stock entitled to vote is necessary to constitute a quorum at the special meeting. Abstentions will be counted for the purpose of determining whether a quorum is present.

Approval of the issuance of Limelight common stock to EyeWonder securityholders in the merger requires the affirmative vote of the holders of a majority of the shares entitled to vote on the subject matter and present in person or represented by proxy. Because approval of this proposal requires the affirmative vote of a majority of shares present in person or represented by proxy, abstentions will have the same effect as a vote against this proposal. However, the failure to vote, either by proxy or in person, and broker non-votes, will have no effect on the proposal.

Approval of the adjournment proposal requires the affirmative vote of the holders of a majority of the shares entitled to vote on the subject matter and present in person or represented by proxy. Because approval of this proposal requires the affirmative vote of a majority of shares present in person or represented by proxy, abstentions will have the same effect as a vote against this proposal. However, the failure to vote, either by proxy or in person, and broker non-votes, will have no effect on the adjournment proposal.

The Limelight board of directors urges Limelight stockholders to promptly vote by completing, signing, dating and returning the enclosed proxy card, or, if you hold your stock in “street name” through a bank, broker or other nominee, by following the voting instructions of your bank, broker or other nominee.

As of the record date, directors and executive officers of Limelight, and their affiliates, had the right to vote [            ] shares of Limelight common stock, or [    ]% of the outstanding Limelight common stock at that date. Limelight currently expects that each of these individuals will vote their shares of Limelight common stock in favor of the proposals to be presented at the special meeting. Certain stockholders of Limelight, including certain executive officers of Limelight and their affiliates, collectively holding [            ] shares of Limelight common stock, or [    ]% of the outstanding Limelight common stock as of the record date have entered voting agreements with EyeWonder. Pursuant to the voting agreements, these stockholders have agreed to vote such shares of Limelight common stock in favor of the issuance of Limelight common stock in the transactions contemplated by the merger agreement and against any proposal that would compete with the issuance of Limelight common stock in the transactions contemplated by the merger agreement, and have granted a proxy to EyeWonder to vote the shares in such manner.

Recommendation of the Limelight Board of Directors

The Limelight board of directors has unanimously approved and adopted the merger agreement and the transactions contemplated thereby. The Limelight board of directors determined that the merger agreement and the transactions contemplated thereby are advisable and in the best interests of Limelight and its stockholders and unanimously recommends that you vote “FOR” approval of Proposal No. 1 and “FOR” approval of Proposal No. 2. See “Limelight Proposal No. 1 and EyeWonder Proposal No. 1 – The Merger – Limelight’s Reasons for the Merger” on page 74 for a more detailed discussion of the Limelight board of directors’ recommendation.

Attending the Meeting

All holders of Limelight common stock, including stockholders of record and stockholders who hold their shares through banks, brokers, nominees or any other holder of record, are invited to attend the special meeting. Stockholders of record can vote in person at the special meeting. If you are not a stockholder of record, you must obtain a proxy executed in your favor, from the record holder of your shares, such as a broker, bank or other nominee, to be able to vote in person at the special meeting. If you plan to attend the special meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership and you must bring a form of personal photo identification with you in order to be admitted. Limelight reserves the right to refuse admittance to anyone without proper proof of share ownership and without proper photo identification.

Adjournments and Postponements

Although it is not currently expected, the special meeting may be adjourned for the purpose of soliciting additional proxies if Limelight has not received sufficient votes to approve the proposal to issue common stock of Limelight at the special meeting of stockholders. Any adjournments may be made without notice, other than an announcement at the special meeting, by approval of the affirmative vote of holders of at least a majority of shares of Limelight common stock entitled to vote and present in person or represented by proxy at the special meeting. Any adjournment of the special meeting for the purpose of soliciting additional proxies will allow stockholders who have already sent in their proxies to revoke them at any time prior to their use.

At any time prior to convening the special meeting, Limelight’s board of directors may postpone the special meeting for any reason without the approval of Limelight stockholders. If postponed, Limelight will provide notice of the new meeting date as required by law. Similar to adjournments, any postponement of the special meeting for the purpose of soliciting additional proxies will allow stockholders who have already sent in their proxies to revoke them at any time prior to their use.

Other Matters

As of the date of this proxy statement/prospectus, the Limelight board of directors does not know of any other business to be presented for consideration at the special meeting. If other matters properly come before the special meeting, the persons named in the accompanying form of proxy intend to vote on such matters based on their best judgment and they intend to vote the shares as the Limelight board of directors may recommend.

Questions and Additional Information

Limelight stockholders who would like additional copies, without charge, of this proxy statement/prospectus or have additional questions about the merger, including the procedures for voting their shares of Limelight common stock, should contact:

Limelight Networks, Inc.

2220 W. 14th Street

Tempe, Arizona 85281

Attention: Paul Alfieri, Investor Relations

Telephone: (917) 297-4241

THE EYEWONDER SPECIAL MEETING

This section contains information about the special meeting of EyeWonder stockholders that has been called to consider and approve the merger proposal, the proposal to convert the Series A preferred stock into common stock, the proposal to convert the Series B preferred stock into common stock and the adjournment proposal, if necessary.

Together with this proxy statement/prospectus EyeWonder is also sending you a notice of the special meeting and a form of proxy that is solicited by the EyeWonder board of directors.

Time, Date and Place

The special meeting will be held on [                    ], 2010 at [                    ], local time, at 229 Peachtree Street, NE, International Tower, Suite 1700, Atlanta, Georgia 30303.

Matters to Be Considered

The purpose of the special meeting is to vote on the following proposals:

Proposal No. 1. To adopt the Agreement and Plan of Merger, dated as of December 21, 2009, by and among Limelight, Elvis Merger Sub One Corporation, Elvis Merger Sub Two LLC, EyeWonder, John J. Vincent, as stockholder representative, and Deutsche Bank National Trust Company, as Escrow Agent.

Proposal No. 2. To approve the conversion of each share of outstanding EyeWonder Series A preferred stock into EyeWonder common stock immediately prior to the effective time of the first-step merger in accordance with the EyeWonder certificate of incorporation.

Proposal No. 3. To approve the conversion of each share of outstanding EyeWonder Series B preferred stock into EyeWonder common stock immediately prior to the effective time of the first-step merger in accordance with the EyeWonder certificate of incorporation.

Proposal No. 4. To approve the adjournment or postponement of the special meeting, if necessary, if a quorum is present, to solicit additional proxies, in the event that there are not sufficient votes at the time of the special meeting to approve Proposal No. 1.

The EyeWonder special meeting will also address such other business as may properly come before the EyeWonder special meeting or any adjournment or postponement thereof.

Proxies

Each copy of this proxy statement/prospectus mailed to holders of EyeWonder capital stock is accompanied by a form of proxy with instructions for voting. If you hold stock in your name as a stockholder of record, you should vote your shares by completing, signing, dating and returning the enclosed proxy card to ensure that your vote is counted at the special meeting, or at any adjournment or postponement of the special meeting, regardless of whether you plan to attend the special meeting.

If you hold stock in your name as a stockholder of record, you may revoke any proxy at any time before it is voted by signing and returning a proxy card with a later date, delivering a written revocation letter to EyeWonder’s Corporate Secretary, or by attending the special meeting in person, notifying EyeWonder’s Corporate Secretary, and voting by ballot at the special meeting.

Any stockholder entitled to vote in person at the special meeting may vote in person regardless of whether a proxy has been previously given, but the mere presence (without notifying EyeWonder’s Corporate Secretary) of a stockholder at the special meeting will not constitute revocation of a previously given proxy.

Written notices of revocation and other communications about revoking your proxy should be addressed to:

EyeWonder, Inc.

229 Peachtree Street NE

International Tower, Suite 1700

Atlanta, GA 30303

Attention: Corporate Secretary

According to EyeWonder’s bylaws, business to be conducted at a special meeting of stockholders may be brought before the meeting only by the Chairman of the Board or the President, or by the President or the Secretary at the written request of a majority of the members of the board of directors or of stockholders owning 10% or more of EyeWonder’s capital stock issued, outstanding and entitled to vote. No matters other than the matters described in this document are anticipated to be presented for action at the special meeting or at any adjournment or postponement of the special meeting.

EyeWonder stockholders and warrantholders should not send EyeWonder stock certificates or warrants with their proxy cards. After the merger is completed, Limelight will mail to holders of EyeWonder capital stock a transmittal form with instructions on how to exchange their EyeWonder stock certificates and warrants for the merger consideration.

Solicitation of Proxies

Since many of EyeWonder’s stockholders may be unable to attend the special meeting, EyeWonder’s board of directors is soliciting proxies to be voted at the special meeting to give each stockholder an opportunity to vote on all matters scheduled to come before the meeting and set forth in this proxy statement/prospectus. EyeWonder’s board of directors is asking stockholders to designate John J. Vincent and Jerome F. Connell, Jr., and each of them, as their proxies.

EyeWonder will pay the costs of printing and mailing this proxy statement/prospectus to EyeWonder’s stockholders, and all other costs incurred by it in connection with the solicitation of proxies from its stockholders on behalf of its board of directors, including the entire cost of soliciting proxies from you. In addition to solicitation of proxies by mail, EyeWonder may use its directors, executive officers and employees to solicit proxies from EyeWonder stockholders in person or by telephone or facsimile. None of these individuals will receive any special compensation for doing this, although EyeWonder will reimburse these individuals for their reasonable out-of-pocket expenses.

Notice Date and Record Date

The EyeWonder board of directors has fixed the close of business on [                    ], 2010 as the date for notice of the special meeting. The EyeWonder board of directors has fixed the close of business on [                    ], 2010 as the record date for the special meeting. Only EyeWonder stockholders of record on the notice date are entitled to notice of the special meeting, or any adjournment or postponement of the special meeting. Only EyeWonder stockholders of record on the record date are entitled to vote at the special meeting, or any adjournment or postponement of the special meeting. On the record date, (i) [            ] shares of EyeWonder common stock were outstanding and entitled to vote, (ii) [            ] shares of EyeWonder Series A preferred stock were outstanding and entitled to vote, and (iii) [            ] shares of EyeWonder Series B preferred stock were outstanding and entitled to vote. A complete list of stockholders entitled to vote at the special meeting will be available for examination by any stockholder for any purpose germane to the special meeting, during ordinary business hours, for a period of at least ten (10) days prior to the special meeting, at the offices of EyeWonder, Inc., 229 Peachtree Street NE, International Tower, Suite 1700, Atlanta, Georgia 30303.

Voting Rights and Vote Required

The presence, in person or by proxy, of the holders of a majority of the issued and outstanding shares of EyeWonder capital stock entitled to vote is necessary to constitute a quorum at the special meeting.

Approval of the merger proposal requires the affirmative vote of a majority of the outstanding shares of EyeWonder common stock and preferred stock entitled to vote at the special meeting (voting together as a single class). Each holder of EyeWonder common stock is entitled to one vote for each share of EyeWonder common stock such holder holds as of the record date and each holder of EyeWonder preferred stock is entitled to one vote for each share of common stock (including fractions) into which such shares of preferred stock such holder holds as of the record date are convertible as of the record date. The holders of EyeWonder preferred stock will vote together with the holders of EyeWonder common stock as a single class.

Because the affirmative vote of the holders of a majority of the outstanding shares of EyeWonder common stock and preferred stock entitled to vote at the special meeting is needed to adopt the merger proposal, the failure to vote by proxy or in person will have the same effect as a vote against the approval of the merger proposal. Abstentions also will have the same effect as a vote against the approval of the merger proposal. Accordingly, the EyeWonder board of directors urges EyeWonder stockholders to promptly vote by completing, signing, dating and returning the enclosed proxy card.

Approval of the proposal to convert the outstanding shares of EyeWonder Series A preferred stock into EyeWonder common stock requires the affirmative vote of the holders of at least a majority of the outstanding shares of EyeWonder Series A preferred stock. Because approval of this proposal is based on the affirmative vote of a majority of the outstanding shares of EyeWonder Series A preferred stock, the failure of an EyeWonder Series A preferred stockholder to vote or an EyeWonder Series A preferred stockholder’s abstention will have the same effect as a vote against the proposal. However, the failure of an EyeWonder common stockholder or Series B preferred stockholder to vote, or an EyeWonder common stockholder’s or Series B preferred stockholder’s abstention, will have no effect on this proposal.

Approval of the proposal to convert the outstanding shares of EyeWonder Series B preferred stock into EyeWonder common stock requires the affirmative vote of the holders of at least a majority of the outstanding shares of EyeWonder Series B preferred stock. Because approval of this proposal is based on the affirmative vote of a majority of the outstanding shares of EyeWonder Series B preferred stock, the failure of an EyeWonder Series B preferred stockholder to vote or an EyeWonder Series B preferred stockholder’s abstention will have the same effect as a vote against the proposal. However, the failure of an EyeWonder common stockholder or Series A preferred stockholder to vote, or an EyeWonder common stockholder’s or Series A preferred stockholder’s abstention, will have no effect on this proposal.

Approval of the adjournment proposal requires the affirmative vote of the holders of a majority of the shares of common and preferred stock present in person or represented by proxy and entitled to vote at the special meeting. Because approval of this proposal requires the affirmative vote of a majority of the outstanding shares of common and preferred stock present in person or represented by proxy and entitled to vote at the special meeting, abstentions will have the same effect as a vote against this proposal. However, the failure to vote, either by proxy or in person, will have no effect on the adjournment proposal.

Stockholders may vote at the meeting by ballot. Votes cast at the meeting, in person or by proxy, will be tallied by EyeWonder’s Corporate Secretary.

As of the record date, directors and executive officers of EyeWonder, and their affiliates, had the right to vote [            ] shares of EyeWonder’s common stock and preferred stock, on an as-converted basis, or [    ]% of the outstanding EyeWonder common stock and preferred stock, on an as-converted basis, at that date. EyeWonder currently expects that each of these individuals will vote their shares of EyeWonder common stock and preferred stock, if any, in favor of the proposals to be presented at the special meeting. Certain stockholders

of EyeWonder, including certain executive officers of EyeWonder, collectively holding [            ] shares of EyeWonder common stock and preferred stock, on an as-converted basis, or [    ]% of the outstanding EyeWonder common stock and preferred stock, on an as-converted basis, as of the record date have entered voting agreements with Limelight. Pursuant to the voting agreements, these stockholders have agreed to vote such shares of EyeWonder common stock and preferred stock in favor of the approval of the merger proposal, and against any proposal that would compete with the merger proposal, and have granted a proxy to Limelight to vote the shares in such manner.

Recommendation of the EyeWonder Board of Directors

The EyeWonder board of directors has unanimously approved and adopted the merger agreement and the transactions contemplated thereby. The EyeWonder board of directors determined that the merger agreement and the transactions contemplated thereby are advisable and in the best interests of EyeWonder and its stockholders and unanimously recommends that you vote “FOR” approval of Proposal No. 1, “FOR” approval of Proposal No. 2, “FOR” approval of Proposal No. 3, and “FOR” approval of Proposal No. 4. See “Limelight Proposal No. 1 and EyeWonder Proposal No. 1 — The Merger — EyeWonder’s Reasons for the Merger” on page 76, “EyeWonder Proposal No. 2 — Conversion of Series A Preferred Stock” on page 134, “EyeWonder Proposal No. 3 — Conversion of Series B Preferred Stock” on page 135, and “EyeWonder Proposal No. 4 — Possible Adjournment of the EyeWonder Special Meeting” on page 135 for a more detailed discussion of the EyeWonder board of directors’ recommendation.

Attending the Meeting

All holders of EyeWonder capital stock entitled to vote at the special meeting are invited to attend the special meeting. Stockholders of record can vote in person at the special meeting. If you plan to attend the special meeting, you must hold your shares in your own name, hold a valid proxy from a record holder or be an invited guest of EyeWonder. You also must bring a form of personal photo identification with you in order to be admitted. EyeWonder reserves the right to refuse admittance to anyone without proper proof of share ownership and without proper photo identification.

Adjournments and Postponements

Although it is not currently expected, the special meeting may be adjourned for the purpose of soliciting additional proxies if EyeWonder has not received sufficient votes to adopt the merger proposal at the special meeting of stockholders. Any adjournments may be made without notice, other than an announcement at the special meeting, by approval of the affirmative vote of holders of at least a majority of shares of EyeWonder capital stock entitled to vote and present in person or represented by proxy at the special meeting or, in the absence of any such stockholder, at the direction of any officer entitled to preside at, or act as secretary of, such meeting. Any adjournment of the special meeting for the purpose of soliciting additional proxies will allow stockholders who have already sent in their proxies to revoke them at any time prior to their use.

At any time prior to convening the special meeting, EyeWonder’s board of directors may postpone the special meeting for any reason without the approval of EyeWonder’s stockholders. If postponed, EyeWonder will provide notice of the new meeting date as required by law. Similar to adjournments, any postponement of the special meeting for the purpose of soliciting additional proxies will allow stockholders who have already sent in their proxies to revoke them at any time prior to their use.

Appraisal Rights

Under Delaware law, EyeWonder stockholders are entitled to appraisal rights in connection with the merger. Failure to take any of the steps required under Delaware law on a timely basis may result in the loss of these appraisal rights, as more fully described in “Limelight Proposal No. 1 and EyeWonder Proposal No. 1 — The Merger — Appraisal Rights” beginning on page 89.

Other Matters

As of the date of this proxy statement/prospectus, the EyeWonder board of directors does not know of any other business to be presented for consideration at the special meeting. If other matters properly come before the special meeting, the persons named in the accompanying form of proxy intend to vote on such matters based on their best judgment and they intend to vote the shares as the EyeWonder board of directors may recommend.

Questions and Additional Information

EyeWonder stockholders who would like additional copies, without charge, of this proxy statement/ prospectus or have additional questions about the merger, including the procedures for voting their shares of EyeWonder capital stock, should contact:

EyeWonder, Inc.

229 Peachtree Street NE

International Tower, Suite 1700

Atlanta, GA 30303

Attention: Jerome F. Connell, Jr.

Telephone: (678) 891-2041

LIMELIGHT PROPOSAL NO. 1 AND EYEWONDER PROPOSAL NO. 1

THE MERGER

General Description of the Merger

The merger agreement contemplates that Elvis Merger Sub One Corporation, a direct, wholly owned subsidiary of Limelight, will merge with and into EyeWonder, with and into EyeWonder continuing as the interim surviving entity, and, immediately thereafter, EyeWonder will merge with Elvis Merger Sub Two LLC, a second direct, wholly owned subsidiary of Limelight, with such subsidiary continuing as the final surviving entity. Under the terms of the merger agreement, the holders of shares of EyeWonder capital stock outstanding at the completion of the merger will receive, in the aggregate, $62,000,000 in cash, subject to certain adjustments, and 12,740,000 shares of Limelight common stock. In addition, EyeWonder securityholders may receive up to 4,774,000 shares of Limelight common stock and approximately $292,000 after the closing of the merger if certain performance metrics are satisfied. The shares of Limelight common stock to be issued to EyeWonder securityholders in the first step merger are expected to represent approximately 13% of the outstanding shares of Limelight common stock immediately following the completion of the merger, which percentage is based upon the number of outstanding shares of Limelight common stock on March 1, 2010.

Background of the Merger

Both Limelight and EyeWonder regularly evaluate strategic opportunities, including potential mergers with other companies, acquisitions of other companies or assets, and other strategic alliances. The terms and conditions of the merger agreement and the merger are the result of arm’s length negotiations between representatives of Limelight and of EyeWonder. The following is a summary of the background of these negotiations.

Since 2004, Limelight has provided CDN services to EyeWonder and certain of EyeWonder’s customers, and during that time Limelight served as a key vendor for EyeWonder. Consequently, EyeWonder and Limelight had numerous discussions during the relationship regarding service offerings, network capabilities and other aspects of the vendor relationship, and they became generally familiar with each other’s business and technologies.

In January 2009, EyeWonder began approaching potential investors to discuss options for investment transactions for the purpose of raising additional capital to fund EyeWonder’s growth strategy, which was done with the assistance of The Jordan, Edmiston Group, Inc., an investment banking firm that EyeWonder had engaged for such purpose in 2008. From March through July 2009, EyeWonder and the investment banking firm shared financial information with potential investors, and had preliminary and follow-up discussions with several potential investors. EyeWonder also shared information, and engaged in discussions on its own, with potential investors in the fall of 2009.

In September 2009, representatives from EyeWonder and Limelight negotiated the renewal terms for their existing vendor contract, including the pricing and other terms for the services provided by Limelight. In mid-October 2009, Jeffrey W. Lunsford, President, Chief Executive Officer and Chairman of Limelight, contacted John J. Vincent, Chief Executive Officer and Chairman of EyeWonder, and suggested that it might be useful for the two companies to explore a potential business combination. Mr. Lunsford and Mr. Vincent briefly discussed the expected benefits to the two companies of such a combination, and agreed to discuss the matter further, and EyeWonder disclosed certain financial and other information to Limelight for the purpose of evaluating a potential transaction.

In late October 2009, Mr. Lunsford indicated to Mr. Vincent what he believed the likely general parameters of a transaction structure and valuation might be, subject to further input from the Limelight board of directors. During the week of November 2, 2009, Mr. Vincent met with Mr. Lunsford and members of the Limelight board of directors to present business and financial information to one another regarding the two companies, and to discuss the synergies and strategic rationale of a potential business combination.

During the week of November 9, 2009, Mr. Vincent and Thomas Falk, a member of EyeWonder’s board of directors, met in San Francisco with Mr. Lunsford and additional members of Limelight’s board of directors to continue discussions regarding a potential transaction. Preliminary terms were proposed by Limelight, subject to legal, financial and business due diligence, the respective boards of directors being in agreement, and approval from the senior management team at each company.

On November 15, 2009, Limelight’s senior management briefed members of the Limelight board of directors about the status of negotiations and due diligence meeting plans for the coming week. Representatives of Wilson Sonsini Goodrich & Rosati, Professional Corporation, Limelight’s corporate counsel, participated in the discussion and addressed questions of the board. Management and the board reviewed potential synergies of a combination as well as potential benefits and risks of the transaction to Limelight and its stockholders. The board also discussed a preliminary timeline of the proposed transaction and structural and legal aspects of the transaction. The board authorized Limelight management to move forward with discussions and negotiations and provided guidance on the proposed terms.

On November 16, 2009, EyeWonder’s board of directors determined that, based on the terms of the preliminary offer, it would be desirable to move forward with further discussions. Later that week, members of the Limelight and EyeWonder senior management teams met in EyeWonder’s offices in Atlanta, Georgia, along with several accounting, financial and legal advisors. During those meetings, Limelight and EyeWonder entered into a mutual nondisclosure and confidentiality agreement, to be effective as of November 1, 2009. The parties also confirmed to each other that the terms of the preliminary offer would remain intact as the basis for the proposed transaction, with minor modifications relating to outstanding debt and working capital levels.

During October and November 2009, Mr. Vincent continued discussions that had been ongoing with a private investor group regarding a potential investment transaction. He also was approached by the Chief Executive Officer of a competitor of EyeWonder regarding EyeWonder’s interest in exploring a potential business combination with that company, which was followed by a preliminary meeting in Atlanta among the senior management teams of EyeWonder and such other company. Discussions with the competitor and the investment group continued sporadically through November, but the parties were not able to reach agreement on key business terms, including particularly valuation, and no formal proposals were exchanged.

During the latter part of November 2009, Limelight and its advisors prepared an initial draft of a definitive merger agreement detailing the material terms of the proposed transaction, which draft was formally submitted to EyeWonder on November 26, 2009.

On November 30, 2009, Limelight formally engaged Jefferies & Company, Inc., as its financial advisor.

On December 2, 2009, the Limelight board of directors met to review the status of the transaction. Representatives of Wilson Sonsini Goodrich & Rosati participated in the meeting. The board discussed with management the business of EyeWonder, and the strategic rationale for, and potential synergies from, the transaction. Limelight’s senior management and its legal advisors reviewed the proposed transaction terms and structure, the status of the on-going due diligence investigation, the legal aspects of the transaction and the proposed timeline for completion of the transaction.

On December 3, 2009, the EyeWonder board of directors met to review the status of the transaction. Representatives of Kilpatrick Stockton participated in the meeting and addressed questions of the board. Kilpatrick Stockton reviewed the board’s fiduciary duties, and reviewed the terms and conditions of the draft definitive merger agreement and the status of negotiations regarding key terms, and management reviewed the results of due diligence reviews to date and a preliminary financial analysis of the transaction. The board discussed with management the status of management’s discussions with other potential acquirers, and concluded that EyeWonder was not likely to receive a proposal from any party that would contain terms more favorable than those proposed by Limelight.

During the December 3, 2009 meeting, the EyeWonder board also discussed a preliminary timeline of the proposed transaction, and structural and legal aspects of the transaction. The board authorized management and the company’s legal counsel to continue to pursue the transaction on the terms discussed, and also to retain such additional business and legal advisors as management might consider necessary to properly evaluate the potential benefits and risks of the transaction.

During the first week of December 2009, the parties also continued to move forward with accounting, business and legal due diligence discussions and investigations, which had commenced during the meetings in Atlanta. EyeWonder also engaged Madison Alley Global Ventures as financial and technology advisor, for the purpose of conducting certain operational and financial due diligence investigations relating to Limelight’s business and market position, and retained patent litigation counsel to review the history and status of the ongoing litigation between Limelight and Akamai Technologies, Inc. and between Limelight and Level 3 Communications, LLC.

During the week of December 7, 2009, the parties and their counsel continued to negotiate the terms of the definitive merger agreement and other ancillary agreements, including in particular the representations and warranties, post-closing indemnification matters, and the size and duration of, and limitations on, the indemnification and escrow provisions. Limelight and EyeWonder continued to conduct financial, legal and business due diligence on one another, and on December 11, 2009, Mr. Vincent had a telephone meeting with Mr. Lunsford and members of the Limelight board of directors to discuss the merger and the support of Limelight’s largest stockholders for the merger.

On December 14, 2009, the Limelight board of directors met to review the status of the transaction including the status of business, legal, financial and technical due diligence investigations. Representatives of Jefferies and Wilson Sonsini Goodrich & Rosati participated in the meeting and addressed questions of the board. The board authorized management and the company’s legal counsel to continue to pursue the transaction on the terms discussed.

On December 14, 2009, the EyeWonder board of directors met to review the status of the transaction and the results of final business, legal and financial due diligence reviews. Representatives of Kilpatrick Stockton participated in the meeting and addressed questions of the board. Kilpatrick Stockton reviewed the status of negotiations regarding key terms, and management reviewed the results of due diligence reviews to date and an updated financial analysis of the transaction based on advice from Madison Alley Global Ventures, as well as patent counsel’s impressions and opinion relating to the Akamai litigation. The board authorized management and the company’s legal counsel to continue to pursue the transaction on the terms discussed.

From December 14 to 16, 2009, the parties held meetings and conference calls to resolve open items, and negotiated substantially final versions of the definitive merger agreement and ancillary agreements. Limelight continued its due diligence process.

On December 16, 2009, the EyeWonder board of directors met to consider authorizing the company to enter into the proposed definitive merger agreement with Limelight on substantially the terms presented to the board. Representatives of Kilpatrick Stockton participated in the meeting and addressed questions of the board. The board unanimously approved the merger agreement and the transactions contemplated thereby, and authorized management to negotiate the final forms of the merger agreement and ancillary documents, and to execute and deliver the definitive merger agreement and ancillary agreements when finalized.

On December 16, 2009, the Limelight board of directors met to review the status of the transaction and the proposed terms of a definitive merger agreement and related agreements. Representatives of Wilson Sonsini Goodrich & Rosati participated in the meeting. Limelight senior management and its legal advisors also reviewed the status of the business, legal, financial and technical due diligence investigations, and addressed questions of the board.

From December 16 to 20, 2009, the parties held meetings and conference calls to finalize the definitive merger agreement and ancillary agreements, including the terms of voting, lock-up and option agreements proposed to be signed by executive officers, directors and certain stockholders of EyeWonder and Limelight. Limelight completed its due diligence process.

On December 18, 2009, the Limelight board of directors met to consider authorizing the company to enter into the proposed definitive merger agreement with EyeWonder. Representatives of Jefferies and Wilson Sonsini Goodrich & Rosati participated in the meeting and addressed questions of the board. The board received final due diligence updates, an update on the status of the definitive merger agreement and a review of the resolution of open issues. Representatives of Jefferies reviewed with the board its financial analysis with respect to the consideration to be paid by Limelight in the transaction and rendered to the board an oral opinion, subsequently confirmed in writing, dated December 18, 2009, to the effect that, as of that date and based on and subject to the factors, assumptions, limitations and other considerations described in the written opinion, the consideration (as defined in the opinion) to be paid by Limelight, pursuant to the merger agreement was fair, from a financial point of view, to Limelight. The board unanimously approved the transaction and authorized management to execute the definitive merger agreement and ancillary agreements.

On December 21, 2009, the parties executed the definitive merger agreement. Contemporaneously with the execution of the definitive merger agreement, executive officers, directors and certain stockholders of EyeWonder delivered executed voting agreements, option agreements and lock-up agreements, and executive officers, directors and certain stockholders of Limelight delivered executed voting agreements.

On December 21, 2009, prior to the opening of the financial markets, the parties issued a press release announcing the proposed transaction. Later that day, Mr. Lunsford and Mr. Vincent held a joint investor conference call to review the proposed transaction.

Reasons for the Merger

The following discussion of the parties’ reasons for the merger contains a number of forward-looking statements that reflect the current views of Limelight and EyeWonder, as applicable, with respect to future events that may have an effect on their future financial performance or the future financial performance of the combined company. Forward-looking statements are subject to risks and uncertainties. Actual results and outcomes may differ materially from the results and outcomes discussed in the forward-looking statements. Cautionary statements that identify important factors that could cause or contribute to differences in results and outcomes include those discussed in “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.”

Limelight’s Reasons for the Merger

In the course of reaching its decision to approve the merger, adopt the merger agreement and recommend that Limelight stockholders vote “FOR” the proposal to approve the issuance of shares of Limelight common stock in the first merger, the Limelight board of directors consulted with senior management, legal counsel and its financial advisor. The Limelight board of directors also consulted with outside legal counsel regarding its fiduciary duties, legal due diligence matters and the terms of the merger agreement and related agreements. The following discussion includes all material reasons and factors considered by the Limelight board of directors in making its recommendation, but is not, and is not intended to be, exhaustive:

•

the assessment of the Limelight board of directors and Limelight’s senior management that the merger will result in synergies between Limelight and EyeWonder, including high performance advertisement serving and faster page loading from an integrated scalable platform, yielding better customer engagement and better click through rates;

•

the assessment of the Limelight board of directors and Limelight’s senior management that EyeWonder’s agency relationships will help Limelight’s strategic push into the enterprise and whole site delivery segments;

•

the assessment of the Limelight board of directors and Limelight’s senior management that Limelight’s extensive publisher relationships will help EyeWonder strengthen and broaden it’s relationships with publishers in existing and new international markets;

•

the assessment of the Limelight board of directors and Limelight’s senior management that the combined reporting and analytics platforms of Limelight’s CDN and EyeWonder’s rich media ad serving platform will enhance agencies’ and publishers’ insight into online activity and help agencies drive more effective campaigns for advertisers and help publishers enhance inventory yield;

•

the assessment of the Limelight board of directors and Limelight’s senior management that the combination of Limelight and EyeWonder would have the potential to achieve revenue growth, profitability and stockholder value greater than the two companies could achieve independently, by, among other things, leveraging intellectual property, design expertise and customer relationships, offering services to a more diversified customer base in a broader set of markets, distributing services to new customers, and combining the complementary innovation, technological and operational capacities of the two companies, while at the same time reducing the level of customer and market exposure that each company would encounter as an independent company;

•

the assessment of the Limelight board of directors and Limelight’s senior management that the merger and EyeWonder’s operating strategy are consistent with Limelight’s long-term operating strategy to grow its business by expanding the scope, depth and breadth of service offerings;

•	the opportunity to diversify and expand service and product offerings and the Limelight customer base, thereby increasing the potential to achieve higher revenues and improved margins;

•

the potential opportunity for the two companies to combine their technological resources to develop new services and products with increased functionality and bring services and products to the market more quickly than either company could do so separately;

•	the likelihood that the merger will be completed on a timely basis, including the likelihood that the merger will receive all necessary antitrust approvals;

•	the likelihood of retaining key EyeWonder employees to help manage, within the combined entity, the business conducted by EyeWonder prior to the completion of the merger;

•

the opinion delivered to the Limelight board of directors on December 18, 2009 by Jefferies, Limelight’s financial advisor, that, as of that date, and based upon and subject to the various factors, assumptions, limitations and qualifications set forth in the written opinion, the consideration (as defined in the opinion) to be paid by Limelight pursuant to the merger agreement was fair, from a financial point of view, to Limelight, as more fully described below in the section entitled “Opinion of Limelight’s Financial Advisor”; and

•	the results of the due diligence review of EyeWonder’s businesses and operations by Limelight’s management, legal advisors and financial advisors.

The Limelight board of directors also considered a number of potentially negative factors in its consideration of the merger, including the following:

•

the risks, challenges and costs inherent in combining the operations of two companies and the substantial expenses to be incurred in connection with the merger, including the possibility that delays or difficulties in completing the integration could adversely affect the combined company’s operating results and preclude the achievement of some benefits anticipated from the merger;

•	the possible volatility, at least in the short term, of the trading price of Limelight’s common stock resulting from the transaction;

•

the possible loss of key management, technical or other personnel of either of the combining companies as a result of the management and other changes that will be implemented in integrating the businesses of the respective companies;

•	the risk of diverting the attention of management of each of the respective companies from other strategic priorities to implement merger integration efforts;

•	the potential negative impact of any customer reductions or delays in purchase commitments after the announcement of the merger;

•	the potential loss of one or more large customers or partners of either company as a result of any such customer’s or partner’s unwillingness to do business with the combined company;

•	the possibility that the reactions of existing and potential competitors to the combination of the two businesses could adversely impact the competitive environment in which the companies operate;

•	the risk that the merger might not be completed in a timely manner or at all;

•	the risk to Limelight’s business, sales, operations and financial results in the event that the merger is not completed;

•	the risk that the anticipated benefits of service and product integration and interoperability and cost savings will not be realized;

•	the potential incompatibility of business cultures; and

•	various other applicable risks associated with the combined company and the merger, including those described in the section of this proxy statement/prospectus entitled “Risk Factors” on page 26.

The preceding discussion of the information and factors considered by the Limelight board of directors is intended to be illustrative and not exhaustive. In light of the variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the Limelight board of directors did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the various factors considered in reaching its determination, and individual directors may have given different weight to different factors. In addition, the Limelight board of directors did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the Limelight board of directors conducted an overall analysis of the factors and reasons described above and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of approving the merger, adopting the merger agreement and recommending that Limelight stockholders vote “FOR” the issuance of common stock in connection with the merger agreement.

EyeWonder’s Reasons for the Merger

In considering the transaction with Limelight and in the course of reaching its decision to approve the merger, adopt the merger agreement and recommend that EyeWonder stockholders vote “FOR” the adoption of the merger agreement, the conversion of the EyeWonder Series A preferred stock and the conversion of the EyeWonder Series B preferred stock, the EyeWonder board of directors consulted with senior management and with representatives of Kilpatrick Stockton LLP, outside legal counsel to EyeWonder. The EyeWonder board of directors also consulted with Kilpatrick Stockton regarding its fiduciary duties, legal due diligence matters and the terms of the merger agreement and related agreements. The following discussion includes all material reasons and factors considered by the EyeWonder board of directors in making its recommendation, but is not, and is not intended to be, exhaustive.

In the course of reaching that determination and recommendation, the EyeWonder board of directors considered a number of factors supporting the proposed transaction in its deliberations, including the following:

•

its knowledge of EyeWonder’s business, financial condition, results of operations and prospects, competitive position and its belief that the proposed transaction is more favorable to EyeWonder stockholders than any other strategic alternative reasonably available to EyeWonder, including remaining as a stand-alone entity;

•	its view of Limelight’s prospects following the closing of the merger, including particularly its strong cash position and its CDN architecture and service capabilities;

•

EyeWonder’s long experience with Limelight and Limelight’s CDN capabilities, based on the longstanding vendor relationship between EyeWonder and Limelight pursuant to which Limelight has provided CDN services to EyeWonder;

•	the merger consideration to be received by EyeWonder securityholders in the merger, including particularly the following:

•

that the merger consideration is a mix of cash and a fixed number of shares of Limelight common stock, which provides EyeWonder’s securityholders both an immediate cash value and the opportunity to participate in the long-term value of EyeWonder through ownership of Limelight common stock following the merger;

•

that the substantial cash portion of the merger consideration will provide liquidity and certainty of value to the EyeWonder stockholders, as compared to the uncertain future long-term value to EyeWonder stockholders that might be realized if EyeWonder remained an independent private company;

•

that the stock portion of the merger consideration will be registered with the SEC and eligible for trading on Nasdaq following the merger, subject to certain restrictions on certain EyeWonder stockholders described elsewhere in this proxy statement/prospectus in the section entitled “Restrictions on Resales” on page 92;

•	the opportunity for EyeWonder stockholders to benefit from any increase in the trading price of Limelight common stock between signing and closing of the transaction; and

•

the potential additional shares of Limelight common stock payable to EyeWonder securityholders if the final surviving entity exceeds certain performance metrics based on its revenues and EBITDA during 2010;

•

the expectation, based on the tax opinions of legal counsel, that the merger will qualify as a “reorganization” with the meaning of Section 368(a) of the Code, subject to the assumptions and other factors described elsewhere in this proxy statement/prospectus in the section entitled “Material U.S. Federal Income Tax Consequences of the Merger” on page 140.

•

the available cash resources of Limelight to pay the cash portion of the merger consideration without the need for outside financing and the representation that Limelight made in the merger agreement to that effect;

•	its view that Limelight, as a public company, will be better positioned than EyeWonder to raise additional capital;

•	the combined company will be led by experienced senior management and board of directors, including two members of EyeWonder’s board of directors who will serve on the Limelight board;

•

the fact that Limelight would be required to pay EyeWonder a $3.5 million termination fee in connection with termination of the merger agreement in certain circumstances (as described elsewhere in this proxy statement/prospectus in the section entitled “The Merger Agreement – Termination of the Merger Agreement” on page 111);

•

the likelihood that the merger will be consummated on a timely basis, including the customary closing conditions included in the merger agreement, the voting agreements signed by certain stockholders of Limelight holding a majority of the outstanding shares of Limelight common stock entitled to vote at the Limelight special meeting, and the likelihood that the merger will receive all necessary regulatory approvals;

•	the terms and conditions of the merger agreement and the course of negotiations thereof, including:

•

the limited conditions to Limelight’s obligation to complete the merger, including the absence of a financing condition and limited ability of Limelight to terminate the merger agreement under clearly defined circumstances;

•

the limitation of claims by Limelight against EyeWonder securityholders for breaches of representations and warranties being limited, except in cases of fraud or willful misrepresentation, to a period of fifteen months following the closing and to not more than the portion of the merger consideration deposited in escrow at the closing;

•

the structure of the transaction as a merger, requiring approval by EyeWonder’s stockholders, which would result in detailed public disclosure and a period of time prior to completion of the merger during which an unsolicited superior proposal, if any, could be brought forth;

•

the ability of the EyeWonder board of directors, under certain circumstances, to furnish information to and conduct negotiations with a third party, if the EyeWonder board of directors determines in good faith (after consultation with its financial advisor and its outside legal counsel) that (A) the third party has made an acquisition proposal that either constitutes or is reasonably likely to lead to a superior proposal and (B) the failure to take such action is reasonably likely to result in a breach of its fiduciary duties to the EyeWonder stockholders;

•	the ability of EyeWonder to terminate the merger agreement in order to accept a superior proposal, subject to certain conditions and payment to Limelight of $3.5 million; and

•

the belief of the EyeWonder board of directors that the termination fee is within the range of reasonable termination fees provided for in comparable transactions and is not a significant deterrent to possible competing offers; and

•	that EyeWonder’s stockholders will be entitled to appraisal rights under Delaware law.

In the course of its deliberations, the EyeWonder board of directors also considered a variety of risks and factors weighing against the merger, including:

•

the risks associated with several significant patent infringement lawsuits pending against Limelight, including the impact that an adverse outcome in those lawsuits would have on the combined company and the distraction and expense of those lawsuits regardless of the outcome;

•

the fixed number of shares of Limelight common stock payable as part of the merger consideration, with the result that a decrease in the price of Limelight common stock between the date of execution of the merger agreement and the closing of the merger presents the risk that EyeWonder securityholders may receive less value for their shares or warrants upon the closing of the merger than calculated on the date of execution of the merger agreement and on the date of the EyeWonder special meeting;

•

the risks and contingencies related to the announcement of the merger, including EyeWonder’s ability to retain key employees and maintain relationships with its customers, commercial partners and third parties;

•	the conditions to Limelight’s obligation to complete the merger and the right of Limelight to terminate the merger agreement under certain circumstances;

•

the risks and costs to EyeWonder if the merger is not completed, including the diversion of management and employee attention, potential employee attrition, the potential impact on the value of EyeWonder’s stock and the effect on EyeWonder’s business relationships;

•

the potential limitations on EyeWonder’s pursuit of business opportunities due to pre-closing covenants in the merger agreement whereby EyeWonder agreed that it will carry on its business in the ordinary course of business consistent with past practice, and subject to specified exceptions, will not take certain actions related to the conduct of its business without the prior written consent of Limelight;

•

the requirement that, unless the merger agreement is earlier terminated by EyeWonder as a result of a receipt of a superior proposal, EyeWonder must submit the merger agreement for adoption by EyeWonder’s stockholders even if the EyeWonder board of directors withdraws its recommendation of the merger;

•

the directors, executive officers and certain other stockholders holding shares that together represent more than 50% of EyeWonder’s outstanding capital stock eligible to vote at the EyeWonder special meeting would be entering into voting agreements to vote in favor of the merger, thereby assuring that even if the EyeWonder board of directors changed its recommendation to vote against the merger under circumstances in which EyeWonder is not entitled to terminate the merger agreement, those directors, executive officers and other stockholders would still be required to approve the merger proposal, and would have sufficient voting power to assure approval;

•

the directors, executive officers and certain other stockholders holding shares that together represent more than 50% of EyeWonder’s outstanding capital stock eligible to vote at the EyeWonder special meeting would be entering into stock purchase agreements giving Limelight the option to purchase such shares from the directors, executive officers and other stockholders if EyeWonder terminates the merger agreement to pursue a superior alternative transaction, thereby assuring that even if the EyeWonder board of directors terminated the merger agreement to pursue a superior alternative transaction, Limelight would have the right to purchase the shares from those directors, executive officers and other stockholders and therefore potentially prevent a superior alternative transaction from being approved;

•	the possibility that the $3.5 million termination fee payable to Limelight might discourage a competing proposal to acquire EyeWonder or reduce the price of any such proposal;

•

the interests that certain of EyeWonder’s directors and executive officers have with respect to the merger in addition to their interests as EyeWonder stockholders generally, as described in “Interests of EyeWonder’s Executive Officers and Directors in the Merger” on page 87;

•	the fees and expenses associated with completing the merger; and

•

various other applicable risks associated with the combined company and the merger, including those described elsewhere in this proxy statement/prospectus in the section entitled “Risk Factors” on page 26.

The preceding discussion of the information and factors considered by the EyeWonder board of directors is intended to be illustrative and not exhaustive. In light of the variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the EyeWonder board of directors did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the various factors considered in reaching its determination, and individual directors may have given different weight to different factors. In addition, the EyeWonder board of directors did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the EyeWonder board of directors conducted an overall analysis of the factors and reasons described above and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of approving the merger, adopting the merger agreement and recommending that EyeWonder stockholders vote “FOR” the adoption of the merger agreement.

After careful consideration and deliberation, and based on the foregoing analysis, as well as information evaluated at board meetings, the EyeWonder board of directors determined that the transaction is advisable, and is fair to and in the best interests of EyeWonder and its stockholders, and unanimously adopted the merger agreement and approved the transactions contemplated thereby. The EyeWonder board of directors unanimously recommended that the EyeWonder stockholders adopt the merger agreement and approve the transactions contemplated thereby.

Opinion of Limelight’s Financial Advisor

Jefferies & Company, Inc., (“Jefferies”), was engaged to render an opinion to the board of directors as to whether the consideration to be paid by Limelight pursuant to the merger agreement was fair, from a financial point of view, to Limelight. On December 18, 2009, Jefferies delivered to the board of directors its oral opinion, subsequently confirmed in writing, that, as of the date of its opinion, based upon and subject to the assumptions, limitations, qualifications, and factors contained in its opinion, the consideration (as defined in the opinion) to be paid by Limelight pursuant to the merger agreement was fair, from a financial point of view, to Limelight.

The full text of Jefferies’ opinion, which sets forth, among other things, the assumptions made, matters considered and limitations on the scope of review undertaken by Jefferies in rendering its opinion, is attached to this proxy statement/prospectus as Annex F. Limelight encourages its stockholders to read the Jefferies opinion carefully and in its entirety. Jefferies’ opinion was provided to the Limelight board of directors in connection with its consideration of the merger and addresses only the fairness to Limelight, from a financial point of view and as of the date of Jefferies’ opinion, of the consideration (as defined in the opinion) to be paid by Limelight pursuant to the merger agreement and does not address any other aspect of the merger. Jefferies’ opinion does not constitute a recommendation as to how any Limelight stockholder, or any other person, including any EyeWonder stockholder, should vote or act with respect to the merger or any matter related thereto. The summary of Jefferies’ opinion set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion.

In connection with its opinion, Jefferies, among other things:

(i) reviewed a draft dated December 17, 2009 of the merger agreement;

(ii) reviewed certain publicly available financial and other information about Limelight and EyeWonder;

(iii) reviewed certain information furnished by Limelight and EyeWonder’s management, including financial forecasts and analyses, relating to the business, operations and prospects of Limelight and/or EyeWonder;

(iv) held discussions with members of senior management of Limelight and EyeWonder concerning the matters described in clauses (ii) and (iii) above;

(v) compared EyeWonder to publicly traded companies that Jefferies deemed relevant;

(vi) compared the proposed financial terms of the merger with the financial terms of certain other transactions that Jefferies deemed relevant;

(vii) considered the potential pro forma impact of the merger; and

(viii) conducted such other financial studies, analyses and investigations as Jefferies deemed appropriate.

In Jefferies’ review and analysis and in rendering its opinion, Jefferies assumed and relied upon, but did not assume any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available by Limelight or EyeWonder or that was publicly available to Jefferies (including, without limitation, the information described above), or that was otherwise reviewed by it. In its review, Jefferies did not obtain any independent evaluation or appraisal of any of the assets or liabilities of, nor did Jefferies conduct a physical inspection of any of the properties or facilities of, Limelight or EyeWonder, nor was Jefferies furnished with any such evaluations or appraisals of such physical inspections, nor did Jefferies assume any responsibility to obtain any such evaluations or appraisals.

With respect to the financial forecasts provided to and examined by it, Jefferies’ opinion noted that projecting future results of any company is inherently subject to uncertainty. Limelight and EyeWonder informed Jefferies, however, and Jefferies assumed, that such financial forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Limelight as to the future financial performance of Limelight, and Limelight and EyeWonder as to the financial performance of EyeWonder. Jefferies expressed no opinion as to such financial forecasts or the assumptions on which they were made.

Jefferies’ opinion was based on economic, monetary, regulatory, market and other conditions existing and which could be evaluated as of the date of its opinion. Jefferies expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting Jefferies’ opinion of which Jefferies may become aware after the date of its opinion.

Jefferies made no independent investigation of any legal or accounting matters affecting Limelight or EyeWonder, and Jefferies assumed the correctness in all respects material to Jefferies’ analysis of all legal and accounting advice given to Limelight and the Limelight board of directors, including, without limitation, advice as to the legal, accounting and tax consequences of the terms of, and transactions contemplated by, the merger agreement to Limelight and its stockholders. Jefferies was advised by Limelight that the merger would qualify as a tax-free reorganization for federal income tax purposes. Jefferies assumed that the final form of the merger agreement would be substantially similar to the last draft reviewed by it. In addition, Jefferies assumed that in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on Limelight, EyeWonder or the contemplated benefits of the merger.

Jefferies’ opinion was for the use and benefit of the Limelight board of directors in its consideration of the merger, and Jefferies’ opinion did not address the relative merits of the transactions contemplated by the merger agreement as compared to any alternative transaction or opportunity that might be available to Limelight, nor did it address the underlying business decision by Limelight to engage in the merger or the terms of the merger agreement or the documents referred to therein. In addition, Jefferies’ opinion does not constitute a recommendation as to how any stockholder of Limelight, or any other person, including any stockholder of EyeWonder, should vote or act with respect to the merger or any matter related thereto. Jefferies expressed no opinion as to the price at which shares of Limelight common stock will trade at any time.

In addition, Jefferies was not requested to and did not provide advice concerning the structure, the specific amount of the consideration, or any other aspects of the merger, or to provide services other than the delivery of the opinion. Jefferies was not authorized to and did not solicit any expressions of interest from any other parties with respect to the acquisition of EyeWonder or any other strategic alternative. Jefferies did not participate in negotiations with respect to the terms of the merger and related transactions. Consequently, Jefferies assumed that such terms are the most beneficial terms from Limelight’s perspective that could under the circumstances be negotiated among the parties to such transactions, and no opinion is expressed whether any strategic alternative might be more favorable to Limelight than that contemplated by the merger agreement. In addition, Jefferies has been informed by Limelight, and assumes for all purposes in the opinion that all outstanding options, warrants or similar instruments of Limelight, as well as any benefit or similar plan, will be cancelled without any liability to Limelight or EyeWonder. Furthermore, Jefferies does not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable or to be received by any of Limelight’s or EyeWonder’s officers, directors or employees, or any class of such persons, in connection with the merger relative to the consideration being paid by Limelight.

In preparing its opinion, Jefferies performed a variety of financial and comparative analyses. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant quantitative and qualitative methods of financial analysis and the applications of those methods to the particular circumstances and, therefore, is not necessarily susceptible to partial analysis or summary description. Jefferies believes that its analyses must be considered as a whole. Considering any portion of Jefferies’ analyses or the factors considered by Jefferies, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying the conclusion expressed in Jefferies’ opinion. In addition, Jefferies may have given various analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions, so that the range of valuation resulting from any particular analysis described below should not be taken to be Jefferies’ view of EyeWonder’s actual value. Accordingly, the conclusions reached by Jefferies are based on all analyses and factors taken as a whole and also on the application of Jefferies’ own experience and judgment. This summary is qualified in its entirety by reference to the full text of the opinion, attached as Annex F to this proxy statement/prospectus.

In performing its analyses, Jefferies considered numerous assumptions with respect to industry performance, general business, economic, monetary, regulatory, market and other conditions and other matters, many of which are beyond Limelight’s and Jefferies’ control. The analyses performed by Jefferies are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the per share value of Limelight common stock do not purport to be appraisals or to reflect the prices at which Limelight common stock may actually be sold. The analyses performed were prepared solely as part of Jefferies’ analysis of the fairness, from a financial point of view, of the merger consideration to be paid by Limelight pursuant to the merger, and were provided to the Limelight board of directors in connection with the delivery of Jefferies’ opinion.

The following is a summary of the material financial and comparative analyses performed by Jefferies in connection with Jefferies’ delivery of its opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand Jefferies’ financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data described below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Jefferies’ financial analyses.

Transaction Overview

For purposes of its opinion, Jefferies noted that the consideration pursuant to the merger agreement was $62.0 million cash and 12.74 million shares of Limelight stock (valued at $47.8 million based on Limelight share price of $3.75 as of close on December 17, 2009) plus an earnout of up to 4.0 million Limelight shares subject to revenue and EBITDA financial year 2010 targets as set forth in the merger agreement and an earnout of an additional 860,000 Limelight shares subject to the completion of a proposed acquisition of a third party as set forth in the merger agreement. For all purposes in connection with its opinion, Jefferies assumed, among other things, that based on EyeWonder’s financial year 2010 plan of $53.0 million revenue and $13.8 million EBITDA, the earnout would result in 3.0 million shares (valued at $11.3 million based on Limelight share price of $3.75 as of close on December 17, 2009), that the proposed third party acquisition would not be consummated and that if the consideration was adjusted in respect of any assets or liabilities of EyeWonder, such adjustments would be made on a dollar-for-dollar basis corresponding to the actual increase or decrease in such assets or liabilities. Thus for all purposes of the opinion and related analyses Jefferies assumed that any adjustments to the consideration would have no net affect on the fairness, from a financial point of view, to Limelight, of the consideration to be paid by Limelight pursuant to the merger agreement.

EyeWonder Analysis

Comparable Public Company Analysis. Using publicly available information and information provided by EyeWonder’s management, Jefferies analyzed the trading multiples of the following companies which it considered to have similar products, operating and financial characteristics, and markets compared to EyeWonder:

•	Google Inc.;

•	Microsoft Corp.;

•	DG FastChannel;

•	Yahoo! Inc.;

•	WPP plc;

•	Gannett Co., Inc.;

In its analysis, Jefferies derived and compared multiples for the selected companies, calculated as follows:

•	the enterprise value divided by trailing twelve month, or TTM, revenue, which is referred to as “Total Enterprise Value/TTM Revenue;”

•	the enterprise value divided by projected revenue for calendar year 2009, which is referred to as “Total Enterprise Value/CY2009E Revenue;”

•	the enterprise value divided by projected revenue for calendar year 2010, which is referred to as “Total Enterprise Value/CY2010E Revenue;”

•	the enterprise value divided by TTM adjusted earnings before interest, taxes, depreciation and amortization, or EBITDA, which is referred to as “Total Enterprise Value/TTM EBITDA;”

•	the enterprise value divided by projected adjusted EBITDA for calendar year 2009, which is referred to as “Total Enterprise Value/CY2009E EBITDA;”

•	the enterprise value divided by projected adjusted EBITDA for calendar year 2010, which is referred to as “Total Enterprise Value/CY2010E EBITDA;”

•	the price per share divided by TTM adjusted earnings per share, or EPS, which is referred to as “TTM P/E;”

•	the price per share divided by projected adjusted EPS for calendar year 2009, which is referred to as “CY2009E P/E;” and

•	the price per share divided by projected adjusted EPS for calendar year 2010, which is referred to as “CY2010E P/E.”

In calculating the EBITDA and EPS multiples described above, Jefferies excluded from the historical and projected EBITDA and EPS for each of the companies, as applicable, stock-based compensation expense and other non-recurring charges, in each case when such information was available.

This analysis indicated the following:

Comparable Public Company Multiples

Benchmark	High	Low	Median
Total Enterprise Value/TTM Revenue	7.6x	1.1x	3.5x
Total Enterprise Value/CY2009E Revenue	7.3x	1.2x	3.5x
Total Enterprise Value/CY2010E Revenue	6.3x	1.2x	3.2x
Total Enterprise Value/TTM EBITDA	16.6x	5.8x	10.3x
Total Enterprise Value/CY2009E EBITDA	15.7x	6.9x	10.1x
Total Enterprise Value/CY2010E EBITDA	13.4x	6.4x	9.0x
TTM P/E	33.6x	13.6x	24.6x
CY2009E P/E	29.3x	8.6x	20.0x
CY2010E P/E	22.7x	8.6x	17.4x

Using a reference range of 2.5x to 4.5x EyeWonder’s TTM revenues, 2.5x to 4.5x EyeWonder’s CY2009E Revenue, and 2.0x to 4.0x EyeWonder’s CY2010E Revenue at EyeWonder 2010 plan and 2.0x to 4.5x EyeWonder’s CY2010E Revenue assuming full earnout targets are achieved, Jefferies determined an implied net transaction value for EyeWonder. This analysis indicated an implied equity value range for EyeWonder of approximately $78.8 million to $143.5 million using TTM revenues, and $89.2 million to $162.2 million using CY2009E Revenue, and $104.1 million to $210.2 million using CY2010E Revenue at the EyeWonder 2010 plan and $108.0 million to $245.5 million using CY2010E Revenue assuming the full earnout targets are achieved, compared to the $109.8 million of net transaction value of the upfront consideration, $121.0 million of net transaction value assuming the earnout at EyeWonder 2010 Plan, and $124.8 million of net transaction value assuming the full earnout payment.

Using a reference range of 9.0x to 11.0x EyeWonder’s TTM EBITDA, 9.0x to 11.0x EyeWonder’s CY2009E EBITDA, and 8.0x to 10.0x EyeWonder’s CY2010E EBITDA at EyeWonder 2010 plan and 8.0x to 11.0x EyeWonder’s CY2010E EBITDA assuming full earnout targets are achieved, Jefferies determined an implied net transaction value for EyeWonder. This analysis indicated an implied equity value range for EyeWonder of approximately $20.0 million to $24.9 million using TTM EBITDA, and $43.5 million to $53.7 million using CY2009E EBITDA, and $108.4 million to $136.0 million using CY2010E EBITDA at the EyeWonder 2010 plan and $110.0 million to $152.0 million using CY2010E EBITDA assuming the full earnout targets are achieved, compared to the $109.8 million of net transaction value of the upfront consideration, $121.0 million of net transaction value assuming the earnout at EyeWonder 2010 Plan, and $124.8 million of net transaction value assuming the full earnout payment.

Using a reference range of 25.0x to 30.0x EyeWonder’s TTM Net Income, 25.0x to 30.0x EyeWonder’s CY2009E Net Income, and 20.0x to 25.0x EyeWonder’s CY2010E Net Income at EyeWonder 2010 plan and 20.0x to 30.0x EyeWonder’s CY2010E Net Income assuming full earnout targets are achieved, Jefferies determined an implied net transaction value for EyeWonder. This analysis indicated an implied equity value range for EyeWonder of approximately $8.6 million to $10.4 million using TTM P/E, and $41.7 million to $50.0 million using CY2009E P/E, and $140.8 million to $176.0 million using CY2010E P/E at the EyeWonder 2010 plan and $146.0 million to $219.0 million using CY2010E P/E assuming the full earnout targets are achieved, compared to the $109.8 million of net transaction value of the upfront consideration, $121.0 million of net transaction value assuming the earnout at EyeWonder 2010 Plan, and $124.8 million of net transaction value assuming the full earnout payment.

No company utilized in the comparable company analysis is identical to EyeWonder. In evaluating the selected companies, Jefferies made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond EyeWonder’s and Jefferies’ control.

Comparable Transaction Analysis

Using publicly available and other information, Jefferies examined the following seven transactions representing acquisitions of North American interactive marketing and video/rich media advertiser technology companies announced since 2007. Jefferies analysis also included an examination of two other confidential transactions, the details of which Jefferies was able to include in its analysis on a no-names basis. The transactions considered and the month and year each transaction was announced were as follows:

Target	Acquiror	Month and Year Announced
Retail Convergence, Inc.	GSI Commerce Inc.	October 2009
Razorfish	VivaKi	August 2009
On2 Technologies Inc.	Google Inc.	August 2009
Enliven Marketing Technologies Corporation	DG FastChannel, Inc.	May 2008
e-Dialog, Inc.	GSI Commerce Inc.	January 2008
aQuantive, Inc.	Microsoft Corp.	May 2007
24/7 Real Media Inc.	WPP Group plc	May 2007

Using publicly available estimates and other information for each of these transactions, Jefferies reviewed the transaction value as a multiple of the target company’s TTM Revenue immediately preceding announcement of the transaction, which is referred to below as “Total Enterprise Value/TTM Revenue.” In each case, the price paid in the transaction was adjusted for the target’s cash and debt at the time of acquisition when such information was available.

This analysis indicated the following:

Selected Comparable Transaction Multiples

Benchmark	High	Low	Median
Total Enterprise Value/TTM Revenue	31.0x	1.4x	4.8x

Using a reference range of 2.5x to 5.5x EyeWonder’s TTM Revenue, Jefferies determined an implied net transaction value for EyeWonder. This analysis indicated an implied equity value range for EyeWonder of approximately $78.8 million to $175.8 million using TTM Revenue, compared to the $109.8 million of net transaction value of the upfront consideration, $121.0 million of net transaction value assuming the earnout at EyeWonder 2010 Plan, and $124.8 million of net transaction value assuming the full earnout payment.

No transaction utilized as a comparison in the comparable transaction analysis is identical to the merger. In evaluating the merger, Jefferies made numerous judgments and assumptions with regard to industry performance, general business, economic, market, and financial conditions and other matters, many of which are beyond EyeWonder’s and Jefferies’ control. Mathematical analysis, such as determining the average or the median, is not in itself a meaningful method of using comparable transaction data.

Discounted Cash Flow Analysis

While discounted cash flow is a commonly used valuation methodology, Jefferies did not employ such an analysis for the purposes of its opinion with respect to the merger. Discounted cash flow analysis is most appropriate for companies that exhibit relatively steady or somewhat predictable streams of future cash flow. Given the uncertainty in estimating both the future cash flows and a sustainable long-term growth rate for EyeWonder, and the absence of financial projections for more than one year with respect to EyeWonder, Jefferies considered a discounted cash flow analysis inappropriate for valuing EyeWonder.

Pro Forma Merger Analysis

Jefferies reviewed the impact of the merger on earnings by comparing the earnings per share of Limelight common stock on a standalone basis projected by Limelight’s management to the pro forma earnings per share of the combined company following the merger, using publicly available projections for Limelight, projections prepared by EyeWonder’s management and forecasts of synergies prepared by Limelight and EyeWonder management. Jefferies assumed a closing date of the merger of March 31, 2010. Based on this analysis, the merger would be accretive to Limelight’s stockholders on a GAAP and non-GAAP earnings per share basis in 2010, both before and after taking into account of the forecasts of synergies prepared by Limelight and EyeWonder management.

Miscellaneous

Jefferies’ opinion was one of many factors taken into consideration by the Limelight board of directors in its consideration of the merger and should not be considered determinative of the views of the Limelight board of directors with respect to the merger.

Jefferies was selected by Limelight based on Jefferies’ qualifications, expertise and reputation. Jefferies is an internationally recognized investment banking and advisory firm. Jefferies, as part of its investment banking business, is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements, financial restructurings and other financial services. Jefferies’ opinion was authorized by the fairness committee of Jefferies.

Pursuant to an engagement letter between Limelight and Jefferies dated November 30, 2009, Limelight paid Jefferies a fee of $425,000 upon delivery of Jefferies’ opinion. No portion of that fee was contingent upon either the conclusion expressed in the opinion or the consummation of the merger. In addition, Limelight has agreed to reimburse Jefferies for reasonable expenses incurred, including the reasonable fees and expenses of Jefferies’ legal counsel. Limelight also has agreed to indemnify Jefferies against liabilities arising out of or in connection with the services rendered and to be rendered by it under its engagement with Limelight. Jefferies maintains a market in the securities of Limelight, and in the ordinary course of its business, Jefferies and its affiliates may trade or hold securities of Limelight and its respective affiliates for Jefferies’ own account and for the accounts of Jefferies’ customers and, accordingly, may at any time hold long or short positions in those securities. In addition, Jefferies may seek, in the future, to provide financial advisory and financing services to EyeWonder, Limelight or entities that are affiliated with EyeWonder or Limelight, for which Jefferies would expect to receive compensation.

Interests of Limelight’s Executive Officers and Directors in the Merger

On February 8, 2010, the Compensation Committee of the Board of Directors of Limelight granted Jeffrey W. Lunsford, Limelight’s President, Chief Executive Officer and Chairman, 300,000 restricted stock units. Up to 50% of the restricted stock units become eligible for vesting based on the consolidated revenue for the calendar year ending December 31, 2010 for the EyeWonder business unit, and up to 50% of the restricted stock units become eligible for vesting based on the EBITDA for the calendar year ending December 31, 2010 for the EyeWonder business unit. The restricted stock units vest in three tranches, the first of which will vest on the third business day following the release of Limelight’s fiscal year 2010 financial results (or upon such later time as the EyeWonder business unit’s fiscal year 2010 financial results become available), the second of which will vest on December 31, 2011 and the third of which will vest on December 31, 2012 provided that Mr. Lunsford remains an employee or service provider of Limelight on each vesting date. In the event that Mr. Lunsford’ s employment is terminated without cause following January 1, 2011, all eligible but unvested restricted stock units will automatically vest.

Interests of EyeWonder’s Executive Officers and Directors in the Merger

In considering the recommendation of the EyeWonder board of directors that EyeWonder’s stockholders vote to adopt the merger proposal, EyeWonder’s stockholders should be aware that EyeWonder’s executive officers and directors have financial interests in the merger that are different from, or in addition to, those of EyeWonder’s stockholders generally and that are described below. The members of EyeWonder’s board of directors were aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement, and in recommending to the stockholders that the merger agreement be approved and adopted. These interests include, among other things, the following:

Equity Compensation Awards

The merger agreement provides that, upon completion of the merger, Limelight will allocate and grant in its sole discretion after consultation with John J. Vincent options to acquire 1,000,000 shares of Limelight common stock among the employees of EyeWonder who will continue as employees of the surviving entity of the merger. The options to acquire shares of Limelight common stock will be issued to the continuing employees pursuant to Limelight’s 2007 Equity Incentive Plan and vest 25% on the first anniversary of their issuance date and monthly over a three (3) year term thereafter, subject to continued service on each vesting date. The merger agreement also provides that, upon completion of the merger, Limelight will (i) establish an employee retention plan for the employees of EyeWonder who will continue as employees of the surviving entity of the merger and (ii) issue 1,000,000 restricted stock units of Limelight under Limelight’s 2007 Equity Incentive Plan to the continuing employees subject to forfeiture for failure to satisfy certain performance metrics. Please see “The Merger Agreement — Employee Matters” beginning on page 106 for a detailed discussion of the treatment of benefit plans.

Employment Agreements and Offer Letters

In connection with, and effective upon the closing of, the merger, John J. Vincent has entered into an employment agreement with Limelight to serve as Chief Executive Officer of the surviving entity, Thomas Falk and Limelight intend to enter into a consulting agreement pursuant to which Mr. Falk will provide ongoing consulting services to Limelight following the merger, and certain other officers may also enter into offer letters or employment agreements for employment with Limelight. The merger agreement provides that except as may be required by law, for a period of one (1) year following the merger, the continuing employees will receive base and salary compensation (excluding any equity based compensation) that is no less than the compensation received by the continuing employees immediately prior to the merger.

John J. Vincent Agreement. In connection with the merger, Limelight and Mr. Vincent have entered into an employment agreement, effective upon the closing of the merger. At the effective time of the merger, Mr. Vincent will serve as Chief Executive Officer of the surviving entity at a base salary of $250,000 annually. Mr. Vincent will be eligible to receive annual cash incentives payable for the achievement of Limelight, business unit or individual performance goals as established or approved by its board of directors. In addition, Mr. Vincent will receive a grant of 750,000 restricted stock units covering shares of Limelight’s common stock that will be scheduled to vest in equal quarterly installments over a period of four (4) years, subject to Mr. Vincent’s continued service through each vesting date. In the event of a change of control (as defined in the employment agreement), 50% of Mr. Vincent’s outstanding equity awards will immediately vest. If Mr. Vincent is terminated by Limelight without cause (as defined in the employment agreement) and such termination is not in connection with a change of control (as defined in the employment agreement), Mr. Vincent will receive: (i) a lump sum payment equal to ninety (90) days of his base salary, (ii) 25% of his earned bonus, with such amount pro-rated based on the date of termination, and (iii) reimbursement for premiums paid for continued health benefits for Mr. Vincent and his eligible dependents for no longer than ninety (90) days. If Mr. Vincent’s employment is terminated due to Mr. Vincent’s disability (as defined in the employment agreement), Mr. Vincent will receive a payment equal to ninety (90) days of his base salary. If Mr. Vincent’s employment is terminated by Limelight without cause or if he terminates his employment for good reason (as defined in the employment agreement), and in either event such termination is in connection with a change of control, then Mr. Vincent will receive: (i) a lump sum payment equal to ninety (90) days of his base salary, (ii) a payment equal to 25% of his target annual incentive for the year of his termination, (iii) 100% vesting of his outstanding equity awards, and (iv) reimbursement for premiums paid for continued health benefits for Mr. Vincent and his eligible dependents for no longer than ninety (90) days. Any severance benefits discussed above will be payable only upon Mr. Vincent executing, and not revoking, a release of claims in favor of Limelight, and Mr. Vincent’s continued compliance with the provisions of a non-compete agreement entered into between Limelight and Mr. Vincent.

Thomas Falk Agreement. In connection with the merger, Limelight and Mr. Falk intend to enter into a consulting agreement which will become effective upon consummation of the merger. Beginning at the effective time of the merger, Mr. Falk will provide ongoing consulting services to Limelight including providing assistance in integration efforts and recruiting. Limelight contemplates that the consulting agreement will continue until Mr. Falk’s service to Limelight is completed, or until Limelight terminates the consulting agreement. Limelight may terminate the consulting agreement upon fourteen (14) days written notice to Mr. Falk and may terminate the consulting agreement immediately and without notice if Mr. Falk is unable to perform the services required by the consulting agreement or is in breach of any material provision of the consulting agreement. As compensation for his services, Mr. Falk will receive a grant of 197,500 restricted stock units covering shares of Limelight’s common stock. The restricted stock units will be scheduled to vest in equal quarterly installments over four (4) years commencing on the effective date of the merger, subject to Mr. Falk’s continued service through each vesting date.

Agreements with other officers. Certain other EyeWonder officers may also enter into offer letters or employment agreements for employment with Limelight. Any such agreements would not become effective until the merger is completed.

Severance Benefits in Certain Employment Agreements

Each of John J. Vincent, Jerome F. Connell, Jr., Patrick McClellen and Michael Rosner are party to employment agreements with EyeWonder that provide for severance benefits if their employment is terminated by their employer for any reason other than cause (as defined in the respective employment agreement), or if their employment is terminated due to disability (as defined in the respective employment agreement). The employment agreement for each of Mr. Vincent and Mr. Connell provides that if his employment (i) terminates due to disability, he would be entitled to receive continued cash severance payments equal to his current base salary for a period of ninety (90) days, reduced by any amounts received by him under any insurance or other benefits policies or programs (whether paid for by such executive officer or EyeWonder) and, (ii) is terminated for any other reason other than cause, he would be entitled to receive continued cash severance payments equal to his base salary for a period of sixty (60) days. The employment agreement for each of Mr. McClellen and Mr. Rosner provides that if he is terminated for any reason other than for cause or if he is terminated due to disability, he would be entitled to receive continued cash severance payments equal to his base salary for a period of sixty (60) days, but such payments shall be reduced in the case of disability by any amounts received by them under any insurance or other benefits policies or programs (whether paid for by the executive officer or EyeWonder).

The information for each of Mr. Vincent, Mr. Connell, Mr. McClellen and Mr. Rosner regarding severance payments if his employment is terminated for certain reasons, as of March 1, 2010, is set forth in the table below.

Name	Benefit	Termination Other Than for Cause or Disability	Termination for Disability
John J. Vincent	Severance	$41,667	$62,500
Jerome F. Connell, Jr.	Severance	$35,000	$52,500
Patrick McClellen	Severance	$33,333	$33,333
Michael Rosner	Severance	$37,500	$37,500

Board of Directors and Management

Following the Closing, John J. Vincent, the current Chief Executive Officer of EyeWonder, will be the Chief Executive Officer of EyeWonder, which will operate as a wholly owned subsidiary of Limelight. In addition, two individuals from the current EyeWonder board of directors, John J. Vincent and Thomas Falk, will be appointed to the Limelight board of directors.

Protection of EyeWonder Directors and Officers Against Claims

Limelight has agreed to, and agreed to cause the surviving entity in the merger to, indemnify and hold harmless each present and former officer, director and employee of EyeWonder and its subsidiaries, or any individual who was serving at the request of EyeWonder as an officer, director or employee of another enterprise, from liability for matters arising in their capacities as such at or prior to the completion of the merger to the fullest extent provided by EyeWonder’s certificate of incorporation and bylaws. Limelight also has agreed that, for six (6) years after the merger, Limelight and the surviving entity in the merger will cause to be maintained in effect the existing policy of EyeWonder’s directors’ and officers’ liability insurance covering claims that occurred at or prior to the completion of the merger, provided that Limelight or the surviving entity in the merger is not required to expend an amount in excess of 200% of the current annual premium for such insurance for the entire six (6) year period. In addition, Limelight has agreed to indemnify and hold harmless each present and former officer or director of EyeWonder with respect to any claim made by an EyeWonder stockholder that the officers or directors of EyeWonder breached their fiduciary duties in connection with the approval, execution, delivery or performance of the stock purchase agreements to the extent that such amounts exceed the full limits of the directors’ and officers’ liability insurance described above.

Continuation of Benefit Plans

The merger agreement provides that Limelight will either (i) continue (or cause the surviving entity to continue) to maintain the EyeWonder employee benefit plans, (ii) arrange for each participant in the EyeWonder employee benefit plans to participate in substantially similar plans or arrangements of Limelight or its subsidiary, or (iii) a combination of the foregoing so that continuing employees will have benefits substantially similar in the aggregate to benefits provided to similarly situated employees of Limelight and at least equivalent to the benefits provided to the continuing employees by EyeWonder immediately prior to the merger. Please see “The Merger Agreement — Employee Matters” beginning on page 106 for a detailed discussion of the treatment of equity- based awards.

Appraisal Rights

Under Section 262 of the DGCL, any holder of EyeWonder common stock or preferred stock who does not wish to accept the merger consideration may elect to exercise appraisal rights in lieu of receiving the merger consideration. A stockholder who exercises appraisal rights may petition the Delaware Court of Chancery to determine the “fair value” of his, her or its shares, exclusive of any element of value arising from the accomplishment or expectation of the first-step merger, and receive payment of fair value in cash, together with interest, if any. However, the stockholder must comply with the provisions of Section 262 of the DGCL.

The following discussion is a summary of the law pertaining to appraisal rights under the DGCL. The full text of Section 262 of the DGCL is attached to this proxy statement/prospectus as Annex E. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of the shares of EyeWonder common stock and preferred stock who exercises appraisal rights.

Under Section 262 of the DGCL, when a merger is submitted for approval at a meeting of stockholders, as in the case of the merger agreement, the company, not less than 20 days prior to the meeting, must notify each of its stockholders entitled to appraisal rights that appraisal rights are available and include in the notice a copy of Section 262 of the DGCL. This proxy statement/prospectus constitutes the required notice, and the applicable statutory provisions are attached to this proxy statement/prospectus as Annex E. This summary of appraisal rights is not a complete summary of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the text of Section 262 of the DGCL attached as Annex E. Any holder of EyeWonder common stock or preferred stock who wishes to exercise appraisal rights or who wishes to preserve the right to do so should review the following discussion and Annex E carefully. Failure to comply with the procedures of Section 262 of the DGCL in a timely and proper manner will result in the loss of appraisal rights. A stockholder who loses his, her or its appraisal rights will be entitled to receive the merger consideration described in the merger agreement.

Stockholders wishing to exercise the right to seek an appraisal of their shares must do ALL of the following:

•

the stockholder must not vote in favor of the proposal to adopt the merger agreement. Because a proxy that does not contain voting instructions will, unless revoked, be voted in favor of the proposal, a stockholder who votes by proxy and who wishes to exercise appraisal rights must vote against the proposal, abstain or not vote its shares;

•	the stockholder must deliver to EyeWonder a written demand for appraisal before the vote on the merger agreement at the special meeting;

•

the stockholder must continuously hold the shares from the date of making the demand through the effective time of the first-step merger. A stockholder will lose appraisal rights if the stockholder transfers the shares before the effective time of the merger; and

•

the stockholder or the surviving company must file a petition in the Delaware Court of Chancery requesting a determination of the fair value of the shares within 120 days after the effective time of the first-step merger. The surviving company is under no obligation to file any petition and has no intention of doing so.

Voting, in person or by proxy, against, abstaining from voting on or failing to vote on the proposal to adopt the merger agreement will not constitute a written demand for appraisal as required by Section 262 of the DGCL. The written demand for appraisal must be in addition to and separate from any proxy or vote.

Only a holder of record of shares of EyeWonder common stock or preferred stock issued and outstanding immediately prior to the effective time of the first-step merger may assert appraisal rights for the shares of stock registered in that holder’s name. A demand for appraisal must be executed by or on behalf of the stockholder of record, fully and correctly, as the stockholder’s name appears on the stock certificates. The demand must reasonably inform EyeWonder of the identity of the stockholder and that the stockholder intends to demand appraisal of his, her or its common stock or preferred stock.

A stockholder who elects to exercise appraisal rights under Section 262 of the DGCL should mail or deliver a written demand to:

EyeWonder, Inc.

229 Peachtree Street NE

International Tower, Suite 1700

Atlanta, GA 30303

Attention: Corporate Secretary

If the merger is completed, Limelight will give written notice of the effective time of the merger within 10 days after the effective time to each former EyeWonder stockholder who did not vote in favor of the merger proposal and who made a written demand for appraisal in accordance with Section 262 of the DGCL. Within 120 days after the effective time of the merger, but not later, either the surviving company or any dissenting stockholder who has complied with the requirements of Section 262 of the DGCL may file a petition in the Delaware Court of Chancery demanding a determination of the value of the shares of EyeWonder common stock and preferred stock held by all dissenting stockholders. The surviving company is under no obligation to file any petition and has no intention of doing so. Stockholders who desire to have their shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262 of the DGCL.

Within 120 days after the effective time of the first-step merger, any stockholder who, to that point in time, has complied with the provisions of Section 262 of the DGCL, may receive from the surviving company, upon written request, a statement setting forth the aggregate number of shares not voted in favor of the merger proposal and with respect to which EyeWonder has received demands for appraisal, and the aggregate number of holders of those shares. The surviving company must mail this statement to the stockholder within the later of 10 days of receipt of the request or 10 days after expiration of the period for delivery of demands for appraisal.

If any party files a petition for appraisal in a timely manner, the Delaware Court of Chancery will determine which stockholders are entitled to appraisal rights and may require the stockholders demanding appraisal who hold certificated shares to submit their stock certificates to the court for notation of the pendency of the appraisal proceedings and any stockholder who fails to comply with this direction may be dismissed from the proceedings. The Delaware Court of Chancery will thereafter determine the fair value of the shares of EyeWonder common stock and preferred stock held by dissenting stockholders, exclusive of any element of value arising from the accomplishment or expectation of the merger, but together with interest, if any, to be paid on the amount determined to be fair value.

In determining the fair value, the Delaware Court of Chancery will take into account all relevant factors. The Delaware Supreme Court has stated that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in the appraisal proceedings. In addition, Delaware courts have decided that the statutory appraisal remedy, in cases of unfair dealing, may or may not be a dissenter’s exclusive remedy. If no party files a petition for appraisal in a timely manner, then stockholders will lose the right to an appraisal, and will instead receive the merger consideration described in the merger agreement. The fair value of their shares as determined under Section 262 of the DGCL could be greater than, the same as, or less than the merger consideration. An opinion of an investment banking firm as to the fairness from a financial point of view of the consideration payable in a merger is not an opinion as to, and does not in any manner address, fair value under Section 262 of the DGCL.

The Delaware Court of Chancery will determine the costs of the appraisal proceeding and will allocate those costs to the parties as the Delaware Court of Chancery determines to be equitable under the circumstances. Upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal.

Any stockholder who has duly demanded an appraisal in compliance with Section 262 of the DGCL may not, after the effective time of the first-step merger, vote the shares subject to the demand for any purpose or receive any dividends or other distributions on those shares, except dividends or other distributions payable to holders of record of shares as of a record date prior to the effective time of the first-step merger.

Any stockholder may withdraw a demand for appraisal and accept the merger consideration by delivering a written withdrawal of the demand for appraisal to the surviving company, except that any attempt to withdraw made more than 60 days after the effective time of the first-step merger will require written approval of the surviving company, and no appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and may be conditioned on the terms the Delaware Court of Chancery deems just. If the stockholder fails to perfect, successfully withdraws or loses the appraisal right, the stockholder’s shares will be converted into the right to receive the merger consideration.

Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of appraisal rights. In that event, you will be entitled to receive the consideration for your dissenting shares in accordance with the merger agreement. In view of the complexity of the provisions of Section 262 of the DGCL, if you are an EyeWonder stockholder and are considering exercising your appraisal rights under the DGCL, you should consult your own legal advisor.

Regulatory Approvals Required for the Merger

Limelight and EyeWonder have agreed to use commercially reasonable efforts to obtain as soon as reasonably practicable all regulatory approvals that are required to complete the transactions contemplated in the merger agreement. This includes filing all required notices to governmental authorities, including the required filings with the DOJ and the FTC, pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, referred to herein as the HSR Act. Limelight and EyeWonder filed the applications to obtain the applicable regulatory approvals on January 25, 2010. On January 29, 2010, the Premerger Notification Office of the FTC informed the parties that early termination of the statutory waiting period had been granted.

Based upon an examination of information available relating to the businesses in which the companies are engaged, Limelight and EyeWonder believe that the completion of the merger will not violate any U.S. antitrust laws. However, either the DOJ or FTC could open an investigation of the merger and could also challenge or seek to block the merger under the antitrust laws, as it deems necessary or desirable in the public interest, even after the statutory waiting period has been early terminated, and even after completion of the merger. State attorneys general in the various states in which Limelight and EyeWonder operate may also open an investigation of the merger. In addition, in some jurisdictions, a competitor, customer or other third party could initiate a private action under the antitrust laws challenging or seeking to enjoin the merger, before or after completion of the merger. Limelight and EyeWonder cannot be sure that a challenge to the merger will not be made or that, if a challenge is made, Limelight and EyeWonder will prevail.

Limelight must also comply with applicable federal and state securities laws and the rules and regulations of The Nasdaq Stock Market, Inc. in connection with the issuance of shares of Limelight common stock in the merger and the filing of this proxy statement/prospectus with the SEC.

Restrictions on Resales

The shares of Limelight common stock to be issued to EyeWonder securityholders in the merger will be registered under the Securities Act of 1933 and, except as described below, may be freely traded without restriction. Pursuant to the merger agreement, certain principal stockholders of EyeWonder have entered into a restriction agreement with Limelight and may only dispose of their shares of Limelight common stock acquired in the merger in accordance with the terms of the restriction agreement. Generally, the restrictions lapse ratably over a twelve month period after the closing of the merger, subject to certain exceptions.

THE MERGER AGREEMENT

The following description describes the material terms of the merger agreement. This description of the merger agreement is qualified in its entirety by reference to the full text of the merger agreement which is attached as Annex A to this proxy statement/prospectus and is incorporated herein by reference. The merger agreement has been included to provide you with information regarding its terms. Limelight and EyeWonder encourage you to read the entire merger agreement. The merger agreement is not intended to provide any other factual information about Limelight or EyeWonder. Such information can be found elsewhere in this proxy statement/prospectus and in the other public filings Limelight makes with the Securities and Exchange Commission, which are available without charge at www.sec.gov.

The Merger

Each of the EyeWonder board of directors and Limelight board of directors has approved the merger agreement which provides for the merger of Elvis Merger Sub One Corporation with and into EyeWonder, with EyeWonder, as a wholly owned subsidiary of Limelight, remaining as the interim surviving entity, immediately followed by the merger of the interim surviving entity with and into Elvis Merger Sub Two LLC, with Elvis Merger Sub Two LLC remaining as the surviving entity. The first-step merger and the second-step merger are referred to collectively as the merger unless otherwise indicated herein.

Merger Consideration

It is anticipated that immediately prior to the effective time of the first-step merger, each outstanding share of EyeWonder preferred stock will be converted into shares of EyeWonder common stock in accordance with the EyeWonder certificate of incorporation.

Each share of EyeWonder common stock issued and outstanding immediately prior to the effective time of the first-step merger will be converted into the right to receive (A) the Per Share Stock Consideration and (B) the Per Share Cash Consideration, each as described below.

The Per Share Stock Consideration is to be determined by dividing (A) 12,740,000 shares of Limelight common stock by (B) the total of (i) the aggregate number of shares of EyeWonder common stock issued and outstanding immediately prior to the effective time of the first-step merger, plus (ii) the maximum aggregate number of shares of EyeWonder common stock issuable upon full exercise of all EyeWonder options and warrants which are outstanding as of immediately prior to the effective time of the first-step merger.

The Estimated Adjusted Cash Consideration is to be determined by computing the sum of (A) $62 million, plus (B) the estimated aggregate value of EyeWonder’s cash and cash equivalents immediately prior to the effective time of the first-step merger, minus (C) the estimated net indebtedness of EyeWonder immediately prior to the effective time of the first-step merger minus (D) the estimated change of control and third party fees incurred by EyeWonder in connection with the merger that remain unpaid immediately prior to the effective time of the first-step merger. The Estimated Adjusted Cash Consideration shall be further adjusted either upward or downward based on the absolute difference between the estimated working capital of EyeWonder as of immediately prior to the effective time of the first-step merger and $8.3 million. The Per Share Cash Consideration is to be determined by dividing the Estimated Adjusted Cash Consideration by the total of (i) the aggregate number of shares of EyeWonder common stock issued and outstanding immediately prior to the effective time of the first-step merger, plus (ii) the maximum aggregate number of shares of EyeWonder common stock issuable upon full exercise of all EyeWonder options and warrants which are outstanding as of immediately prior to the effective time of the first-step merger.

An amount of Limelight common stock and cash equal to the escrow amount (as described below) will be withheld pro rata from the Per Share Stock Consideration and the Per Share Cash Consideration, as applicable, paid to EyeWonder securityholders at the effective time of the merger and placed in the escrow account. If funds remain in the escrow account after the expiration of the escrow period, such funds will be distributed pro rata to such securityholders.

The actual Per Share Stock Consideration and Per Share Cash Consideration to be paid per share of EyeWonder capital stock at closing will depend upon numerous variable factors, including the total cash consideration payable after adjustments for the estimated working capital, the net indebtedness at the effective time of the merger, and the aggregate cash at the effective time of the merger. These factors will not be known with certainty until after the closing of the merger. EyeWonder currently estimates that the adjustments to the cash portion of the merger consideration will reduce the cash portion of the merger consideration by approximately $11.6325 million, resulting in an estimated $50.3675 million of cash payable to the EyeWonder securityholders at the closing, or approximately $2.1090 per share of EyeWonder common stock based on an estimated 23,882,275 shares of EyeWonder common stock outstanding as of the closing and after giving effect to the exercise or conversion of all outstanding stock options and warrants. EyeWonder securityholders will also be entitled to receive as part of the merger consideration an aggregate of 12,740,000 shares of Limelight common stock, or approximately 0.5335 shares of Limelight common stock for each share of EyeWonder common stock they hold. On [                    ], 2010, the last trading day before the date of this proxy statement/prospectus, the closing price of Limelight common stock was $[            ] per share. An estimated 3,013,699 of these shares, or 0.1262 shares for each share of EyeWonder common stock outstanding as of the closing, will be placed in escrow pursuant to the merger agreement and not delivered until after the end of the escrow period on June 28, 2011, subject to any indemnification claims made by Limelight under the merger agreement. Accordingly, at closing, EyeWonder securityholders will receive approximately 0.4073 shares of Limelight common stock for each share of EyeWonder common stock they hold upon completion of the merger. The above per share amounts are estimates only and are subject to change under certain circumstances as described above and set forth more fully in the merger agreement. The merger agreement does not provide for a maximum cap or other limitation on the amount of such adjustments to the cash portion of the aggregate merger consideration. The actual consideration EyeWonder securityholders receive in exchange for their EyeWonder stock may be more, less or the same as these estimates. For additional information regarding what EyeWonder securityholders will receive in the merger, see the section entitled “Summary — The Merger Agreement — Merger Consideration” beginning on page 14.

EyeWonder, Limelight, the surviving entities and the escrow agent will be entitled to deduct and withhold from any merger consideration payable to any EyeWonder securityholder the amounts they are required to deduct and withhold under any federal, state, local or foreign tax law. To the extent such amounts are deducted or withheld, these amounts will be treated for all purposes of the merger as having been paid to the EyeWonder securityholders to whom they would have otherwise been paid.

For purposes of calculating the amount of merger consideration payable to each EyeWonder securityholder, all shares of EyeWonder capital stock held by each EyeWonder security holder will be aggregated on a certificate-by-certificate basis prior to such calculation, including shares underlying EyeWonder options and/or warrants. The stock consideration will be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into shares of Limelight’s common stock), reorganization, recapitalization, reclassification or other similar change with respect to Limelight’s common stock having a record date on or after the date of the merger agreement but before the completion of the first-step merger. No fractional shares of Limelight common stock will be issued in the first- step merger. Instead, each EyeWonder securityholder otherwise entitled to a fraction of a share of Limelight common stock (after aggregating all fractional shares of Limelight common stock issuable to such securityholder) will be entitled to receive in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the closing price of a share of Limelight common stock as reported on www.nasdaq.com for the trading day that is two (2) trading days immediately prior to the date the first-step merger is completed. All certificates representing shares of Limelight common stock issued in connection with the merger will bear any legend required by applicable law, including any federal, state, local or foreign securities laws.

As a result of the first-step merger, each share of common stock of Elvis Merger Sub One Corporation issued and outstanding immediately prior to the effective time of the first-step merger will be converted into common stock of the interim surviving entity. As a result of the second-step merger, each share of common stock of the interim surviving entity issued and outstanding immediately prior to the effective time of the second-step merger will be converted into membership interests of Elvis Merger Sub Two LLC, the final surviving entity.

You should be aware that the above per share amounts are estimates only and are subject to change under certain circumstances as described above and set forth more fully in the merger agreement attached as Annex A to this proxy statement/prospectus. The actual consideration each EyeWonder securityholder will receive in exchange for its EyeWonder capital stock may be more, less or the same as these estimates.

The maximum number of shares of Limelight common stock to be issued by Limelight in the first merger was fixed at the time the merger agreement was signed. The closing price of Limelight common stock on the trading day immediately preceding the date of the merger agreement was $3.79 per share. However, Limelight common stock trades on the Nasdaq Global Market and is subject to price fluctuation. Therefore, the value of the Limelight common stock EyeWonder securityholders will receive in the merger cannot be known at the date of this proxy statement/prospectus. The value of the Limelight common stock each EyeWonder securityholder receives in the merger may be equal to, less than or greater than its value on the date the merger agreement was signed and/or the date of this proxy statement/prospectus.

Treatment of EyeWonder Stock Options and Warrants

EyeWonder Stock Options

Immediately prior to the effective time of the first-step merger, each then unexercised and outstanding option to purchase shares of EyeWonder capital stock whether vested or unvested will be cancelled and extinguished and will not be assumed or otherwise replaced by Limelight. After the effective time of the merger, Limelight intends to instruct the exchange agent to pay any holder of EyeWonder options not exercised prior to the effective time the merger consideration into which the shares of EyeWonder stock underlying such options could have been converted as of immediately prior to the effective time had such options been exercised, less the exercise price of such options and less the pro rata portion of the escrow amount attributable to such shares of EyeWonder stock.

EyeWonder Warrants

Limelight will not assume any warrants to purchase the capital stock of EyeWonder. At the effective time of the first-step merger, each EyeWonder warrant then outstanding will, to the extent permitted pursuant to the terms of such warrant and by virtue of the merger and without any action on the part of the holder thereof, be cancelled and converted without exercise into and, subject to the terms and conditions set forth in the merger agreement, represent the right to receive the merger consideration into which the shares of EyeWonder capital stock underlying such warrant have been converted pursuant to the merger agreement, less the exercise price of such warrant and less the pro rata portion of the escrow amount (defined below) attributable to such shares of EyeWonder capital stock.

Completion of the Merger

The merger agreement requires the parties to complete the merger after all of the conditions to the completion of the merger contained in the merger agreement are satisfied or waived. The first-step merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware, or at such later time as is agreed to by Limelight, Elvis Merger Sub One Corporation and EyeWonder and specified in the certificate of merger. The second-step merger will become effective at the time of filing of a certificate of merger with the Secretary of State of the State of Delaware. Because the completion of the merger is subject to the receipt of governmental and regulatory approvals and the satisfaction of other conditions, the exact timing of the completion of the merger cannot be predicted.

Closing Payment Procedures

Escrow Amount Deposit

The merger agreement provides that at the effective time on the closing date, Limelight will deposit with Deutsche Bank National Trust as escrow agent (the “Escrow Agent”) the escrow amount. The escrow amount is the aggregate of (A) the lesser of (i) 3,013,699 shares of Limelight common stock and (ii) the maximum number of shares of Limelight common stock that would result in the cash portion of the merger consideration payable by Limelight not exceeding 60% of the total consideration paid at closing, and (B) cash in the amount of the $11 million minus the product of (i) the number of shares of Limelight included as part of the escrow amount in accordance with the terms just described times (ii) $3.65. Limelight will be deemed to have contributed each EyeWonder securityholder’s pro rata portion of the escrow amount.

Closing Payments

The merger agreement contemplates that, prior to the effective time of the merger, Limelight will enter an agreement with an exchange agent reasonably acceptable to EyeWonder. The merger agreement provides that at the effective time of the first-step merger, Limelight will deposit with the exchange agent (i) certificates representing sufficient shares of Limelight common stock to pay the aggregate Per Share Stock Consideration, minus the shares of Limelight stock included in the escrow amount, and (ii) a sufficient amount of cash to pay the aggregate Per Share Cash Consideration, minus the cash portion of the escrow amount.

The merger agreement contemplates that, as soon as practicable following the closing date, Limelight or the exchange agent will mail a letter of transmittal to each EyeWonder securityholder. The merger agreement provides that, upon surrender of the EyeWonder stock certificates or warrants representing their respective shares of EyeWonder capital stock for cancellation, together with the letter of transmittal and certain other exchange documents, duly completed and validly executed in accordance with the instructions thereto, the holder of such stock certificate will be entitled to receive the merger consideration into which the shares of EyeWonder capital stock represented by such stock certificate or warrant has been converted pursuant to the merger agreement, less the pro rata portion of the escrow amount attributable to such shares.

Within sixty (60) days after the closing date, Limelight will prepare and deliver to the stockholder representative a statement of the actual cash, debt, fees and working capital of EyeWonder as of the effective time of the merger. Based on this statement, the parties will calculate the final adjusted cash consideration, resolving any disputes in accordance with the terms of the merger agreement. As soon as reasonably practicable following the determination of the final adjusted cash consideration, if the final adjusted cash consideration is:

•

less than the estimated adjusted cash consideration, meaning the numerator of the fraction used to determine the Per Share Cash Consideration, the Escrow Agent will promptly release such shortfall from the escrow fund; or

•

greater than the estimated adjusted cash consideration, meaning the numerator of the fraction used to determine the Per Share Cash Consideration, then Limelight will deposit an amount of cash equal to such excess amount with the exchange agent for pro rata distribution to the EyeWonder securityholders.

To the extent that the payment of either the excess amount described above or any payment resulting from the aggregate Per Share Cash Consideration being in excess of $62 million would result in the cash portion of the merger consideration payable by Limelight comprising approximately 48% of the total consideration paid in the merger, Limelight will substitute a sufficient number of shares of Limelight common stock (valued at the per share closing price as of the date prior to the date of the merger agreement) for cash to satisfy its obligations regarding payment of the excess amount and any payment resulting from the aggregate Per Share Cash Consideration being in excess of $62 million as applicable.

Earn-Out

In addition to the merger consideration, Limelight will issue to the EyeWonder securityholders, in proportion to their pro rata portions, a number of shares of Limelight common stock determined by certain performance metrics of the final surviving entity during the performance period, which is the calendar year ending December 31, 2010.

Revenue Shares. If the revenue of the final surviving entity during the performance period is $55,000,000 or greater, Limelight will issue 2,000,000 revenue shares. If the revenue of the final surviving entity during the performance period is less than $49,500,000, Limelight will not issue any revenue shares. If the revenue of the final surviving entity during the performance period is between $49,500,000 and $55,000,000, Limelight will issue a percentage of the 2,000,000 revenue shares proportional to such revenue.

EBITDA Shares. If the earnings before interest, taxes, depreciation and amortization, or EBITDA, of the final surviving entity during the performance period is $14,000,000 or greater, Limelight will issue 2,000,000 EBITDA shares. If the EBITDA of the final surviving entity during the performance period is less than $12,600,000, Limelight will not issue any EBITDA shares. If the EBITDA of the final surviving entity during the performance period is between $14,000,000 and $12,600,000, Limelight will issue a percentage of the 2,000,000 EBITDA shares proportional to such EBITDA.

Additional Shares. In negotiating the merger agreement, the parties agreed that Limelight may purchase a small software company located in Germany (the “German Acquisition”). The parties worked together in negotiating the purchase price for the German Acquisition, which closed in January 2010. The consideration for the German Acquisition consisted of cash and stock, with a significant amount of the consideration dependent upon attaining financial milestones for the year 2010. Limelight and EyeWonder agreed that the performance of the German Acquisition would be included in the performance of EyeWonder in determining if the EyeWonder Earn-Out has been achieved. In addition, Limelight agreed that, to the extent Limelight did not pay any element of the consideration for the German Acquisition due to failure to achieve the required financial milestones, the consideration would be paid to EyeWonder stockholders. The amount of consideration that may be paid to EyeWonder stockholders if not paid in connection with the German Acquisition is 774,000 shares of Limelight common stock and approximately $292,000 in cash. In order for the German Acquisition to completely achieve its financial milestones, it would need to increase its revenues for calendar year 2010 approximately 15% over its revenues for calendar year 2009.

In connection with such potential issuance of Limelight common stock, Limelight has agreed (i) not to take any actions or fail to take any actions with the specific intent of reducing or impairing the satisfaction of the performance metrics and (ii) until the end of the performance period, (A) to permit the stockholder representative access to Limelight and the final surviving entities properties and records, (B) cause the collective business activities of the final surviving entity to be accounted for separately than any other business activities of Limelight and its subsidiaries, (C) permit the final surviving entity to purchase Limelight content delivery network services, (D) not change the fiscal year of the final surviving entity and (E) not terminate any of John J. Vincent, Michael Rosner or Erwin Plomp.

Exchange of Certificates

The merger agreement provides that, upon surrender of an EyeWonder stock certificate or warrant for exchange to the exchange agent (or upon receipt of an appropriate agent’s message in the case of book-entry shares), together with a duly signed and completed letter of transmittal, and such other documents as the exchange agent or Limelight may reasonably require, the holder of the EyeWonder stock certificate or warrant will be entitled to receive the following:

•

the number of shares of Limelight common stock calculated based on the Per Share Stock Consideration (which, at Limelight’s election, may be in book-entry form unless a physical stock certificate is requested or is otherwise required by applicable law);

•	the per share cash amount payable for each share of EyeWonder common stock based upon the Per Share Cash Consideration;

•	cash in lieu of any fractional share of Limelight common stock;

•	cash in respect of any dividends or other distributions declared or made by Limelight after the date of the merger agreement; and

•	the right to the potential payments described under the section above entitled “Earn-Out”.

The merger consideration paid in respect of the surrender for exchange of EyeWonder warrants will be reduced by the exercise price of such warrants. The merger consideration paid in respect of the surrender for exchange of shares of EyeWonder capital stock or EyeWonder warrants in accordance with the terms of the merger agreement will be deemed to be full satisfaction of all rights pertaining to such shares or warrants, and there shall be no further registration of transfers on the records of the surviving entities. If, after the effective time of the merger, EyeWonder stock certificates or warrants are presented to the surviving entities for any reason, they will be canceled and exchanged as provided in the merger agreement.

If any payments are to be disbursed to a person other than the person whose name is reflected on the surrendered EyeWonder stock certificate or warrant surrendered in exchange, it will be a condition of payment that the surrendered certificate or warrant is properly endorsed and otherwise in proper form for transfer and that the person requesting such exchange will have paid to Limelight transfer or other taxes required by reason of the payment of any portion of the merger consideration in any name other than that of the registered holder of the certificate or warrant surrendered, or established to the satisfaction of Limelight that such tax has been paid or is not payable.

If any EyeWonder stock certificate or warrant has been lost, stolen or destroyed, the exchange agent will issue in exchange for such lost, stolen or destroyed stock certificate the merger consideration upon the making of an affidavit of that fact by the holder thereof. However, Limelight and/or the exchange agent may, in its discretion and as a condition to the payment of cash or the issuance of any shares of Limelight common stock in exchange therefor, also require the owner of such lost, stolen or destroyed stock certificate or warrant to either deliver a bond in such amount as it may reasonably direct, or provide an indemnification agreement in a form and substance acceptable to Limelight or its agent, against any claim that may be made against Limelight or its agent with respect to the certificates alleged to have been lost, stolen or destroyed.

Stock certificates and warrants should not be surrendered for exchange by EyeWonder securityholders before the completion of the first-step merger and should be sent only pursuant to instructions set forth in the letters of transmittal, which the merger agreement provides will be mailed to EyeWonder securityholders promptly following the completion of the first-step merger. In all cases, the cash payments, shares of Limelight common stock and cash in lieu of fractional shares will be delivered only in accordance with the procedures set forth in the letter of transmittal.

Representations and Warranties

The merger agreement contains customary representations and warranties made by EyeWonder, Limelight, Elvis Merger Sub One Corporation and Elvis Merger Sub Two LLC regarding aspects of their respective businesses. In particular, the assertions embodied in the representations and warranties contained in the merger agreement are qualified by information in confidential disclosure schedules provided by Limelight and EyeWonder to each other in connection with the signing of the merger agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the merger agreement. Moreover, certain representations and warranties in the merger agreement were used for the purpose of allocating risk between Limelight and EyeWonder rather than establishing matters of facts. Accordingly, you should not rely on the representations and warranties in the merger agreement as characterizations of the actual state of facts about Limelight or EyeWonder. These representations and warranties relate to, among other things:

•	organization and standing;

•	corporate power and authority to enter into and perform its obligations under, and enforceability of, the merger agreement;

•	the absence of conflicts with organizational documents, other contracts and applicable laws;

•	required regulatory filings and consents and approvals of governmental entities;

•	capitalization;

•	broker’s fees;

•	substantial customers and suppliers; and

•	information supplied for inclusion in this registration statement.

In the merger agreement, Limelight, Elvis Merger Sub One Corporation and Elvis Merger Sub Two LLC also each made representations and warranties relating to:

•	available funding; and

•	documents filed with the SEC and other governmental authorities.

In the merger agreement, EyeWonder also made representations and warranties relating to:

•	subsidiaries;

•	financial statements and internal controls;

•	the absence of undisclosed liabilities;

•	the absence of certain changes since a recent balance sheet date;

•	tax matters;

•	absence of restrictions on business activities;

•	real property and equipment;

•	intellectual property;

•	company products;

•	material contracts;

•	the absence of transactions with related parties;

•	permits;

•	the absence of litigation and orders;

•	environmental matters;

•	employee benefits;

•	compliance with laws;

•	absence of violations of the Foreign Corrupt Practices Act of 1977;

•	warranties and indemnities; and

•	information furnished in the consent solicitation.

The representations and warranties of EyeWonder contained in the merger agreement will survive the first- step merger until the date that is the earlier of: (i) eighteen (18) calendar months after the date of the merger agreement or (ii) fifteen (15) calendar months after the effective time of the first-step merger. The representations and warranties of Limelight contained in the merger agreement will not survive the first-step merger, but they form the basis of certain conditions to Limelight’s and EyeWonder’s obligations to complete the merger.

Material Adverse Effect

Several of the representations, warranties, covenants, closing conditions and termination provisions in the merger agreement use the phrase “material adverse effect.” The merger agreement provides that “material adverse effect” means any change, fact, circumstance, or effect that has had, or is reasonably likely to have, individually or in the aggregate, a material and substantial adverse effect on the business, operations, financial condition or results of operations of EyeWonder and its subsidiaries, taken as a whole.

The merger agreement provides, however, that none of the following changes, facts, circumstances, or effects, by itself or when aggregated with any one or more of the other such changes, facts, circumstances, or effects, will be deemed to be or constitute a material adverse effect, and no changes, facts, circumstances or effects resulting from, relating to or arising out of the following (by themselves or when aggregated with any one or more other such changes, facts, circumstances or effects) will be taken into account when determining whether a material adverse effect has occurred or would occur:

•

general economic, financial or political conditions in the United States or any other jurisdiction in which EyeWonder or any of its subsidiaries has substantial business or operations, and any changes therein (including any changes arising out of acts of terrorism, war, weather conditions or other force majeure events) to the extent that such changes, facts, circumstances, or effects do not have a material and substantially disproportionate impact on EyeWonder and its subsidiaries, taken as a whole, relative to other interactive digital advertising companies of comparable size;

•

general conditions in the industries in which EyeWonder or any of its subsidiaries conduct business, and any changes therein (including any changes arising out of acts of terrorism, war, weather conditions or natural disasters) to the extent that such changes, facts, circumstances, or effects do not have a material and substantially disproportionate impact on EyeWonder and its subsidiaries, taken as a whole, relative to other interactive digital advertising companies of comparable size;

•	changes in GAAP (or any interpretations of GAAP);

•	the announcement or pendency of the merger agreement and the transactions contemplated thereby; or

•

the failure, in and of itself, to meet internal projections, forecasts or budgets of revenues, earnings or other financial metrics, provided, however, that the facts or circumstances giving rise to or contributing to such failure are not excluded from being taken into account in determining whether there has been a material adverse effect.

Covenants; Conduct of Business Prior to the Merger

Interim Conduct of EyeWonder’s Business

EyeWonder has undertaken customary covenants that place restrictions on it and its subsidiaries until the earlier of the effective time of the first-step merger or the termination of the merger agreement. In general, EyeWonder agreed to (a) carry on its business in the ordinary course in all material respects in substantially the same manner as previously conducted, pay the debts, liabilities and obligations and taxes of EyeWonder when due and pay or perform other obligations when due and (b) for EyeWonder and each of its subsidiaries, with the goal of preserving unimpaired the goodwill and ongoing business of EyeWonder at the effective time of the merger, (i) preserve intact its present business organizations, (ii) keep available the services of its present officers and employees and (iii) preserve its relationships with customers, suppliers, distributors, licensors, licensees and others having business dealings with it.

EyeWonder further agreed that, except (a) as expressly contemplated or permitted by the merger agreement, (b) as specifically set forth in EyeWonder’s disclosure schedule that was delivered to Limelight at the time of signing the merger agreement, or (c) with Limelight’s prior written consent, which consent will not be unreasonably withheld delayed or conditioned, EyeWonder will not, and will cause each of its subsidiaries not to, among other things, undertake the following actions:

•	cause or permit any modifications, amendments or changes to its charter documents;

•

undertake any expenditure, transaction or commitment exceeding $15,000 individually or $30,000 in the aggregate or any commitment or transaction constituting a material contract, other than for the sale of products and services in the ordinary course of business consistent with past practices;

•

pay, discharge, waive or satisfy, in an amount in excess of $15,000 individually or $30,000 in the aggregate, any claim, liability, right or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business of liabilities reflected or reserved against in the current balance sheet;

•

adopt or change accounting methods or practices (including any change in depreciation or amortization policies or rates, or revenue recognition policies) other than as required by GAAP or applicable legal requirements;

•

make or change any material election in respect of taxes, adopt or change any accounting method in respect of taxes, enter into any closing contract in respect of taxes, settle or compromise any material tax claim or assessment, consent to any extension or waiver of the limitation period applicable to any material tax claim or assessment or file any income, franchise or other material return or any amended return unless a copy of such return has been delivered to Limelight for review a reasonable time prior to filing;

•

revalue any of its assets (whether tangible or intangible), including writing down the value of inventory or writing off notes or accounts receivable, except as required by GAAP or applicable legal requirements;

•

declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any capital stock, or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, shares of capital stock, or directly or indirectly repurchase, redeem or otherwise acquire any shares of capital stock (or options, warrants or other rights convertible into, exercisable or exchangeable for, capital stock) except in accordance with certain existing contracts;

•

except as set forth in EyeWonder’s 2010 budget previously provided to Limelight, adopt, terminate or amend any employee plan, enter into, terminate or amend any employee agreement, increase, decrease or otherwise change the salary, bonus, wage rates, fringe benefits, or other compensation (including equity based compensation) payable or to become payable to any employee, or make any declaration, promise, payment or commitment or obligation of any kind for the payment (whether in cash or equity or otherwise) of a severance payment, termination payment, change of control payment, bonus, special remuneration or other additional salary or compensation (including equity based compensation) to any director, officer, or employee, except payments made pursuant to written contracts existing on the date of the merger agreement and disclosed to Limelight, or increase rights to indemnification for any employee;

•

other than entering into non-exclusive licenses and related contracts with respect to the sale or licensing of EyeWonder services to end users pursuant to written contracts in the ordinary course of business consistent with past practices and that do not materially differ in substance from EyeWonder’s standard form(s), sell, lease, license or otherwise dispose of or grant any security interest in any of its properties or assets, including the sale of any accounts receivable of EyeWonder, except for the sale of properties or assets (whether tangible or intangible) which are not intellectual property and only in the ordinary course of business and consistent with past practices, or transfer or exclusively license to any person any rights to any intellectual property or enter into any contract or modify or amend any existing contract with respect to the transfer or exclusive license of any intellectual property;

•

make any loan to any person (except for advances to employees for travel and business expenses in the ordinary course of business consistent with past practices), or forgive any loan to any person, or purchase debt securities of any person or amend the terms of any outstanding loan contract;

•

incur any debt in an aggregate amount in excess of $250,000 (other than (i) the obligation to reimburse employees for travel and business expenses, (ii) indebtedness incurred in connection with the purchase or sale of goods and services in the ordinary course of business consistent with past practices, or (iii) loans to direct or indirect wholly-owned subsidiaries of), or amend the terms of any outstanding material contract in respect of any debt;

•	waive or release any material right or claim of EyeWonder or any of its subsidiaries;

•

commence or settle any lawsuit, threat of any lawsuit or proceeding or other investigation by or against EyeWonder or any of its subsidiaries or relating to any of their respective business, properties or assets;

•

issue, grant, deliver or sell or authorize or propose the issuance, grant, delivery or sale of, or purchase or propose the purchase of, any capital stock, or any securities convertible into or exercisable or exchangeable for any capital stock, or subscriptions, rights, warrants or options to acquire any capital stock, or other contracts or commitments of any character obligating any of them to issue or purchase any capital stock or other convertible securities, except for the issuance of capital stock pursuant to the exercise of outstanding options and warrants (including any amendments to such options or warrants agreements as are mutually agreed to by Limelight and EyeWonder), or the conversion of EyeWonder preferred stock;

•

enter into or amend any contract pursuant to which any other party is granted marketing, distribution, development, delivery, manufacturing or similar rights of any type or scope with respect to any company products or services other than any such contracts entered into in the ordinary course of business consistent with past practices;

•

enter into any contract to purchase or sell any interest in real property, grant any security interest in any real property, enter into any material lease, sublease, license or other occupancy contract with respect to any real property or renew, terminate or materially alter, amend or modify any of the terms of any lease agreement;

•	terminate, amend or otherwise modify (or agree to do so), any material contract;

•

acquire or agree to acquire by merging or consolidating with, or by purchasing any assets or equity securities of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets or any equity securities, that are material individually or in the aggregate, to EyeWonder’s or any of its subsidiaries’ business;

•	enter into any material strategic alliance, affiliate contract or joint marketing arrangement or contract;

•

waive any stock repurchase rights or right of first refusal, accelerate, amend or change the period of exercisability of options or warrants or reprice options or warrants granted under any employee, consultant, director or other stock plan (including EyeWonder’s 2000 Stock Incentive Plan), or authorize any cash or equity exchange for any options or warrants granted under any of such plans;

•	terminate any critical person or key employee, or encourage or otherwise cause any critical person or key employee to resign from EyeWonder or any of its subsidiaries.

•

send any written communications (including electronic communications) to its employees regarding the merger agreement or the transactions contemplated hereby that would be required to be filed with the SEC under Regulation M-A;

•

make any representations or issue any communications to employees that are inconsistent with the merger agreement or the transactions contemplated thereby, including any representations regarding offers of employment from Limelight;

•

alter, or enter into any commitment to alter, its interest in any subsidiary, corporation, association, joint venture, partnership or business entity in which EyeWonder directly or indirectly holds any interest;

•

cancel or materially amend (other than in connection with the addition of customers and suppliers to such insurance policies from time to time in the ordinary course of business consistent with past practices) any insurance policy of EyeWonder or any of its subsidiaries;

•	grant any lien on any of its material properties or assets; or

•	take, commit, or agree in writing or otherwise to take, any of the actions described above.

Other Covenants

The merger agreement also contains covenants relating to, among other things, the preparation of this proxy statement/prospectus and the holding of meetings of EyeWonder and Limelight stockholders, the granting of access to information of the other company, the coordination of public announcements with respect to the transactions contemplated by the merger agreement, use of commercially reasonable efforts to obtain necessary consents, waivers and approvals under certain contracts, cooperation regarding regulatory filings, employee matters, payment of fees, size and composition of the Limelight board and other matters as described further below.

Limitation on the Solicitation, Negotiation and Discussion of Other Acquisition Proposals by EyeWonder

From the date of the merger agreement until the earlier of the effective time of the first-step merger or the termination of the merger agreement, EyeWonder has agreed that it will not, and will cause its representatives not to, directly or indirectly take any of the following actions with any party other than Limelight or its designees:

•

solicit, encourage, seek, entertain support, assist, initiate or participate in any inquiry, negotiations or discussions, or enter any contract, with respect to an “acquisition proposal” (each as defined below);

•

disclose or furnish any information not customarily disclosed to any person concerning the business, technologies or properties of EyeWonder or any of its subsidiaries, or afford to any person access to its properties, technologies, books or records, not customarily afforded such access;

•	assist or cooperate with any person to make any proposal to purchase all or any part of the capital stock or assets of EyeWonder or any of its subsidiaries; or

•

enter into any contract with any person providing for the acquisition of EyeWonder or any of its subsidiaries (other than inventory in the ordinary course of business), whether by merger, purchase of assets, license, tender offer or otherwise.

EyeWonder has also agreed to, and to cause its subsidiaries and representatives to, cease and cause to be terminated any such negotiations, discussions or agreements (other than with Limelight).

As used in the merger agreement, an “acquisition proposal” is any offer or proposal to acquire, directly or indirectly, 15% or more of (i) the properties or technologies of EyeWonder or any of its subsidiaries, or (ii) any class of equity or other voting securities of EyeWonder or any of its subsidiaries (whether or not outstanding), in each case, whether by merger, consolidation, purchase of assets, tender offer, license or otherwise, or effect any such transaction.

Exception to the Limitation on the Negotiation and Discussion by EyeWonder of Other Acquisition Proposals

Despite the limitations described above prior to obtaining approval of the merger proposal from its stockholders, EyeWonder may (i) engage or participate in discussions or negotiations with any person that has made (and not withdrawn) an unsolicited bona fide acquisition proposal in writing after the date of the merger agreement and/or (ii) furnish or make available to any person that has made (and not withdrawn) an unsolicited bona fide acquisition proposal in writing after the date of the merger agreement, any non-public information relating to EyeWonder or any of its subsidiaries if:

•

the EyeWonder board determines in good faith, after consultation with its financial advisor and its outside legal counsel, that (x) such acquisition proposal either constitutes or is reasonably likely to lead to a superior proposal (as defined below) and (y) the failure to take such action would reasonably be expected to be a breach of its fiduciary duties to EyeWonder’s stockholders under the DGCL;

•

none of EyeWonder or any of its representatives has breached or violated in any material respect the limitations described above in connection with such acquisition proposal or in connection with any other acquisition proposal made by any person, or any affiliate or agent thereof, making such acquisition proposal;

•

EyeWonder enters into a confidentiality agreement with such person, the terms of which are no less favorable to EyeWonder than those contained in the confidentiality agreement between EyeWonder and Limelight;

•

EyeWonder gives Limelight’s Chief Executive Officer at least 48 hours prior written notice of (x) its intent to take the action permitted by this exception, (y) the identity of the person(s) making the acquisition proposal forming the basis for taking the action permitted by this exception, and (z) all of the material terms and conditions of such acquisition proposal (and if such acquisition proposal is in written form, prior to taking any action with respect to such person, EyeWonder gives Limelight a copy of such acquisition proposal and all related agreements, commitment letters and other material documents constituting such acquisition proposal provided or otherwise furnished by the person(s) making such acquisition proposal in connection therewith); and

•

prior to or contemporaneously with furnishing any non-public information to such person, EyeWonder furnishes or makes available such non-public information to Limelight, to the extent such information has not been previously furnished or made available by EyeWonder to Limelight.

In addition, EyeWonder has agreed to promptly advise Limelight in writing of the receipt by EyeWonder, any of its subsidiaries or any of their respective representatives of (i) any acquisition proposal, (ii) any request for information that would reasonably be expected to lead to an acquisition proposal, or (iii) any inquiry with respect to, or which would reasonably be expected to lead to, any acquisition proposal, the material terms and conditions of such acquisition proposal, request or inquiry (and all related agreements, commitment letters and other documents constituting or relating to such acquisition proposal or otherwise furnished by the person(s) making such acquisition proposal in connection therewith), and the identity of the person or group making any such acquisition proposal, request or inquiry. EyeWonder has agreed to at all times keep Limelight reasonably informed of the status and material terms and conditions, including all amendments or proposed amendments, of any such acquisition proposal, request or inquiry.

As used in the merger agreement, a “superior proposal” is any written offer or proposal (which has not been withdrawn) for a transaction or series of transaction providing for the acquisition of all of the capital stock of EyeWonder which the EyeWonder board determines in good faith, after consultation with its financial advisor and its outside legal counsel, is more favorable, from a financial point of view, to EyeWonder’s stockholders, in their capacity as such, than the merger, in each case taking into consideration, in addition to any other factors determined by the EyeWonder board to be relevant, the following:

•	all financial considerations relevant thereto;

•

the identity of the person(s) making such offer or proposal and the parties providing any of the financing for the transaction contemplated thereby, and the prior history of such person(s) and sources of financing in connection with the consummation or failure to consummate similar transactions;

•	the anticipated timing, conditions and prospects for completion of the transaction contemplated by such offer or proposal;

•	the other terms and conditions of such offer or proposal and the implications thereof on EyeWonder; and

•	any proposal made by Limelight in connection therewith or response thereto.

Limelight and EyeWonder Stockholder Meetings

Limelight Stockholder Meeting. Limelight has agreed to, as promptly as possible after the date of this proxy statement/prospectus, take all actions necessary to approve the issuance of Limelight common stock in the transactions contemplated by the merger agreement. Limelight has agreed to hold, as promptly as possible after the effectiveness of this proxy statement/prospectus, a meeting of its stockholders for the purpose of considering and voting upon the proposal to issue Limelight common stock in the transactions contemplated by the merger agreement. Limelight has agreed to use its reasonable best efforts to solicit from its stockholders proxies in favor of the above proposal and to obtain the requisite stockholder approval. Under the merger agreement, the board of directors of Limelight may not withhold, withdraw, amend or modify or publicly propose to withhold, withdraw or modify it recommendation that Limelight stockholders vote in favor of the proposal to issue Limelight common stock in the transactions contemplated by the merger agreement, and Limelight is required to submit such proposal to its stockholders at a meeting of its stockholders.

EyeWonder Stockholder Meeting. EyeWonder has agreed to, as promptly as possible after the effectiveness of this proxy statement/prospectus, take all actions necessary to secure the required approval of EyeWonder stockholders. EyeWonder has agreed to hold, as promptly as possible after date of this proxy statement/ prospectus, a meeting of its stockholders for the purpose of considering and voting upon the approval of the merger agreement, the merger and the transactions contemplated thereby. Under the merger agreement, the EyeWonder board may not withhold, withdraw, amend or modify or publicly propose to withhold, withdraw or modify its recommendation that EyeWonder stockholders vote in favor of the merger proposal and may not approve, endorse or recommend, or publicly propose to approve, endorse or recommend any acquisition proposal. EyeWonder has agreed to submit the merger proposal to the EyeWonder stockholders at the EyeWonder stockholder meeting regardless of the commencement, disclosure, announcement or submission to EyeWonder of any acquisition proposal. EyeWonder has agreed to use its reasonable best efforts to solicit from its stockholders proxies in favor of the merger proposal and to obtain the requisite stockholder approval.

Commercially Reasonable Efforts to Complete

The parties have agreed, on the terms and subject to the conditions set forth in the merger agreement, to use their respective commercially reasonable efforts to take promptly, or cause to be taken promptly, all actions, and to do promptly, or cause to be done promptly, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by the merger agreement, to satisfy all of the conditions to the obligations of the other parties to effect the merger, to obtain all necessary waivers, consents, approvals and other documents required to be delivered under the merger agreement and to effect all necessary registrations and filings and to remove any injunctions or other impediments or delays, legal or otherwise, in order to consummate and make effective the transactions contemplated by the merger agreement. However, Limelight is not required to agree to (i) any license, sale or other disposition or holding separate (through establishment of a trust or otherwise) of any shares of capital stock or of any material business, material assets or material properties of Limelight, its subsidiaries or affiliates or of EyeWonder or of the final surviving entity, (ii) the imposition of any material limitation on the ability of Limelight, its subsidiaries or affiliates, EyeWonder or the final surviving entity to conduct their respective businesses or own any capital stock or assets or to acquire, hold or exercise full rights of ownership of their respective businesses and, in the case of Limelight, the businesses of EyeWonder or the final surviving entity, or (iii) the imposition of any material impediment on Limelight, its subsidiaries or affiliates or EyeWonder or the final surviving entity under any statute, rule, regulation, executive order, decree, order or other legal restraint governing competition, monopolies or restrictive trade practices. Furthermore, no party is required to litigate any administrative or judicial action or proceeding that may be brought in connection with the transactions contemplated by the merger agreement.

Employee Matters

Limelight has agreed to offer employment as a continuing employee to each employee of EyeWonder and its subsidiaries. Limelight has also agreed to provide each continuing employee base and salary compensation (excluding equity compensation) for a period of one (1) year after the effective time that is no less than the compensation provided to the continuing employee at the effective time.

Limelight has agreed to either (i) continue (or cause the surviving entity to continue) to maintain the EyeWonder employee benefit plans, (ii) arrange for each participant in the EyeWonder benefits plans to receive benefits that are substantially similar in the aggregate to benefits provided to similarly situated employees of Limelight or its subsidiary under Limelight plans, or (iii) a combination of the foregoing so that each continuing employee will have benefits substantially similar in the aggregate to benefits provided to similarly situated employees of Limelight and in each case at least equivalent to the benefits provided to each participant under the EyeWonder plans prior to the effective time.

As promptly as practicable after the effective time, Limelight will:

•

allocate and grant in its sole discretion after consultation with John J. Vincent options to acquire 1,000,000 shares of Limelight common stock among the continuing employees, which will vest in accordance with the terms of the merger agreement;

•	establish an employee retention plan for continuing employees; and

•

issue 1,000,000 restricted stock units to continuing employees which will be scheduled to vest over a four (4) year period beginning June 11, 2011. The number of restricted stock units will be subject to forfeiture as follows:

•

If the revenue of the final surviving entity during the applicable performance period is $60,000,000 or greater, the continuing employees will not be required to forfeit any of the restricted stock units.

•	If the revenue of the final surviving entity during the applicable performance period is less than $55,000,000, the continuing employees will be required to forfeit all of the restricted stock units.

•

If the revenue of the final surviving entity during the applicable performance period is between $55,000,000 and $60,000,000, the continuing employees will be required to forfeit a percentage of the 1,000,000 restricted stock units proportional to such revenue and pro rata based on the number of restricted stock units issued to each continuing employee.

Directors’ and Officers’ Indemnification and Insurance

The merger agreement provides that Limelight will indemnify and hold harmless the individuals who on or prior to the effective time of the first-step merger were officers, directors or employees of EyeWonder or its subsidiaries or were serving at the request of EyeWonder as an officer, director or employee of any other corporation, partnership or joint venture, trust, employee benefit plan or other enterprise with respect to all acts or omission by them in their capacities as such or taken at the request of EyeWonder or any of its subsidiaries at any time prior to the effective time of the first-step merger to the extent currently provided in EyeWonder’s charter documents, including with respect to advancement of expenses.

The merger agreement provides that Limelight will honor and fulfill in all respects the obligations of EyeWonder and its subsidiaries under any and all indemnification agreements set forth in the EyeWonder disclosure schedule that were delivered to Limelight at the time of signing of the merger agreement and are currently in effect between EyeWonder or any of its subsidiaries and any of its current or former directors and officers.

The merger agreement provides that Limelight shall maintain in effect EyeWonder’s current directors’ and officers’ liability insurance for a period of six (6) years. Limelight is not required to incur annual premium expenses in excess of 200% of the current annual premium. Prior to the effective time, EyeWonder may also obtain a prepaid “tail” directors’ and officers’ liability insurance policy with a claims period of six years following the effective time of the merger.

In addition, Limelight has agreed to indemnify and hold harmless certain officers and directors of EyeWonder in connection with claims related to the approval, execution, delivery or performance of the stock purchase agreements delivered to Limelight by certain stockholders in connection with the execution of the merger agreement, on the terms and subject to the conditions set forth in the merger agreement.

Stockholder Release

The merger agreement provides that, by virtue of the approval of the merger agreement by the EyeWonder stockholders, each of the EyeWonder stockholders will be deemed to irrevocably and fully release EyeWonder and certain other released parties from any and all actions or claims relating to a potential defect in the issuance of EyeWonder Series B preferred stock. The merger agreement provides that the EyeWonder stockholders will, severally and not jointly, indemnify and hold harmless each of EyeWonder and such released parties from and against all losses in connection with the assertion of any claim or matter purported to be released pursuant to the merger agreement.

Conditions to Complete the Merger

Conditions to the Obligations of Limelight and EyeWonder

The respective obligations of EyeWonder and Limelight to complete merger are subject to the satisfaction or waiver of certain conditions, including:

•

the effectiveness of the registration statement of which this proxy statement/prospectus is a part with respect to the Limelight common stock to be issued in the merger under the Securities Act and the absence of any stop order or proceedings initiated or threatened by the SEC for that purpose;

•	the approval of the issuance of Limelight common stock in connection with the merger by Limelight stockholders;

•	the approval of the merger proposal by EyeWonder stockholders;

•

the expiration or termination of all applicable waiting periods under any applicable antitrust or competition laws, the receipt of all approvals applicable to the merger required under any applicable antitrust or competition laws and the approval or decision not to intervene by all government entities with the authority to enforce any applicable antitrust or competition laws;

•	the absence of any order, decree or injunction, by any court or other governmental entity or other law that prohibits or makes illegal the consummation of the merger;

•	the receipt of all required government approvals;

•	the approval of the listing of the Limelight common stock to be issued in the merger on the Nasdaq Global Market, subject to official notice of issuance; and

•	the receipt of an opinion of the parties’ legal counsel that the merger will qualify as a tax-free reorganization under the Internal Revenue Code.

Conditions to the Obligations of Limelight

The merger agreement provides that the obligations of Limelight, Elvis Merger Sub One Corporation and Elvis Merger Sub Two LLC to complete the merger are subject to the satisfaction or waiver of each of the following conditions:

•

the accuracy in all material respects as of the representations and warranties made by EyeWonder as of the date of the merger agreement and as of the closing date as though such representations and warranties were made on that date (other than the representations and warranties of EyeWonder made as of a specified date, which will be accurate in all material respects as of that date);

•	the performance and compliance by EyeWonder in all material respects with all covenants and obligations required to be performed and complied with by it under the merger agreement;

•	no material adverse effect with respect to EyeWonder having occurred since the date of the merger agreement that is continuing;

•

each person who might receive payments and/or benefits that Limelight determines may constitute “parachute payments” under Section 280G of the Internal Revenue Code having executed and delivered a waiver in the form attached to the merger agreement;

•

holders of no more than 5% of the outstanding shares of EyeWonder capital stock having perfected, or continue to have the right to exercise, appraisal or dissenter’s rights with respect to their EyeWonder capital stock;

•	the exercise in full or cancellation or termination of all EyeWonder options and warrants as of immediately prior to the effective time of the merger;

•	the absence of any pending or overtly threatened litigation by any governmental entity arising out of or in connection with the merger or the other transactions contemplated by the merger agreement;

•	delivery of all necessary approvals and modifications to, termination of, and sending of notices regarding certain contracts set forth in the merger agreement;

•

neither John J. Vincent nor Thomas Falk designated as critical persons having ceased to be employed by, or expressed an intention to terminate their employment with, EyeWonder, expressed an intention not to accept employment with Limelight or repudiated their retention agreement;

•

at least ten of the employees designated as key employees being employees of EyeWonder immediately prior to the effective time of the merger and having not have provided notice of an intent to terminate such employment or expressed an intention not to accept employment with Limelight;

•

Limelight having received a statement of expenses spreadsheet, closing statement, and certificate of the Chief Financial Officer and Chief Executive Officer of EyeWonder confirming that certain conditions have been satisfied; and

•	EyeWonder owning 100% of the outstanding equity interests of its subsidiaries and no other person having any right to purchase or acquire any shares of capital stock in such subsidiaries.

Conditions to the Obligations of EyeWonder

The merger agreement provides that the obligations of EyeWonder to complete the merger are subject to the satisfaction or waiver of each of the following conditions:

•	the accuracy in all material respects as of the representations and warranties made by Limelight, Elvis Merger Sub One Corporation and Elvis Merger Sub Two LLC as of the date of the merger agreement and as of the closing date as though such representations and warranties were made on that date (other than the representations and warranties of Limelight, Elvis Merger Sub One Corporation and Elvis Merger Sub Two LLC made as of a specified date, which will be accurate in all material respects as of such date);

•

the performance and compliance by Limelight, Elvis Merger Sub One Corporation and Elvis Merger Sub Two LLC in all material respects with all covenants and obligations required to be performed and complied with by them under the merger agreement; and

•	EyeWonder having received a certificate of the Chief Financial Officer and Chief Executive Officer of Limelight confirming that certain conditions have been satisfied.

Escrow; Indemnification; Appointment of Stockholder Representative

At the effective time of the merger, Limelight will deposit $11 million of the merger consideration that would otherwise be received by the EyeWonder securityholders, in a mix of cash and Limelight common stock calculated as set forth in the merger agreement, referred to herein as the “escrow amount,” in an escrow fund to serve as security for the indemnification obligations of the EyeWonder securityholders.

Subject to certain requirements, and subject to potential reduction or holdback in respect of unresolved claims, upon the earlier of (i) eighteen (18) calendar months after the date of the merger agreement and (ii) fifteen (15) calendar months following the effective time of the merger, the funds and shares of Limelight common stock (less any amounts reflected in such reduction or holdback for indemnification) in the escrow fund will be released and distributed pro rata to each EyeWonder securityholder.

Under the terms of the merger agreement, the EyeWonder security holders will severally and not jointly indemnify the indemnified parties (defined below) from and against all losses paid, suffered, incurred, sustained or accrued by the indemnified parties, subject to the limitations set forth in the merger agreement, in connection with:

•

any inaccuracies or misrepresentations in, or breaches of any representation or warranty of EyeWonder set forth in the merger agreement (as qualified by EyeWonder’s disclosure schedule that was delivered to Limelight at the time of signing the merger agreement) or any related agreements or certificates delivered by EyeWonder as of the date of the merger agreement and as of the closing date as if such representations and warranties had been made at and as of the closing (other than the representations and warranties of EyeWonder as of a specified date, the inaccuracy, misrepresentation or breach of which shall be measured as of such date);

•

any failure by EyeWonder to perform or comply with any covenant applicable to it contained in the merger agreement, any related agreements or any certificates or other instruments required to be delivered pursuant to the merger agreement;

•

any fraud or willful misrepresentation with respect to the merger agreement, any related agreement or any certificates or other instruments required to be delivered pursuant to the Agreement on the part of EyeWonder;

•	any payments in excess of the merger consideration or losses in connection with dissenting shares;

•	certain fees related to the third-party and change of control expenses of EyeWonder;

•

any claim that the EyeWonder board or officers of EyeWonder breached its fiduciary duties in connection with the merger or any of the transactions contemplated thereby or by the merger agreement, subject to the exception set forth in the merger agreement;

•

any failure of Limelight or the final surviving entity to collect accounts receivable included in the calculation of the final adjusted cash consideration by the end of escrow period despite commercially reasonable efforts by Limelight and the final surviving entity to collect such accounts receivable;

•	any failure of EyeWonder to own 100% of its subsidiaries as of the closing date; and

•	any claim related to the potential issue defect of the EyeWonder Series B preferred stock described above under “Stockholder Release.”

For purposes of the merger agreement, an “indemnified party” means Limelight and its directors, officers and other employees, affiliates, agents and other representatives, including the final surviving entity.

The merger agreement provides that any person committing fraud or any willful misrepresentation with respect to the merger agreement, in any related agreement, or in any certificate or other instrument required to be delivered pursuant to the merger agreement will be liable for, and will indemnify and hold the indemnified parties harmless for, their losses arising out of or in connection with such fraud or willful misrepresentation committed by such person.

Under the merger agreement, other than claims arising out of, or in connection with fraud and willful misrepresentation, the EyeWonder securityholders will not be obligated to indemnify the indemnified parties for any amounts in excess of their pro rata portion of the escrow amount for indemnification claims of the type described above, and the escrow fund will be the indemnified parties’ sole and exclusive remedy under the merger agreement for such claims. Under the merger agreement, other than claims arising out of, or in connection with fraud and willful misrepresentation, the EyeWonder securityholders will not be obligated to indemnify the indemnified parties for any claims related to any inaccuracies or misrepresentations in, or breaches of any representation or warranty of EyeWonder until and unless the aggregate amount of such claims is in excess of $750,000 (at which time the EyeWonder securityholders shall be obligated to provide indemnification for all such claims) and in no event will an EyeWonder securityholder be required to indemnify the indemnified parties for any such claim that is less than $25,000.

Under the terms of the merger agreement, each of the EyeWonder stockholders appoints John J. Vincent as its agent and attorney-in-fact, as the stockholder representative, to act for and on behalf of all EyeWonder stockholders with respect to claims for indemnification. A decision of the stockholders’ representative will constitute a decision of all of the EyeWonder stockholders and will be final, binding and conclusive upon each of the EyeWonder stockholders. The EyeWonder stockholders shall indemnify the stockholder representative and hold the stockholder representative harmless against any loss, liability or expense incurred without gross negligence or bad faith on the part of the stockholder representative and arising out of or in connection with the acceptance or administration of the stockholder representative’s duties under the merger agreement, including the reasonable fees and expenses of any legal counsel retained by the stockholder representative and any fees and expenses incurred by the stockholder representative in connection with the merger agreement. The stockholder representative will have the right to recover such expenses from the escrow fund prior to any distribution to the EyeWonder stockholders, if the escrow fund is then available after satisfaction of all claims of the indemnified parties.

Termination of the Merger Agreement

The merger agreement provides that, at any time prior to the effective time first-step merger, Limelight and EyeWonder may terminate the merger agreement by mutual agreement.

The merger agreement also provides that, at any time prior to the effective time of the first-step merger, either Limelight or EyeWonder may terminate the merger agreement if:

•	the merger has not been completed by August 15, 2010;

•	a governmental entity has enacted or issued a law, order or other legal restraint which is in effect and which has the effect of making the merger illegal;

•	EyeWonder fails to obtain the requisite vote of its stockholders; or

•	Limelight fails to obtain the requisite vote of its stockholders.

Limelight’s Termination Rights

The merger agreement further provides that Limelight may terminate the merger agreement at any time prior to the effective time of the first-step merger if:

•

any governmental entity has taken action that would require the parties to take an action not required of them under the provisions of the merger agreement described above under “Commercially Reasonable Best Efforts to Complete”;

•	a material adverse effect of EyeWonder has occurred; or

•

Limelight is not in material breach of any of its obligations under the merger and there has been a breach of any representation, warranty, covenant or agreement of EyeWonder set forth in the merger agreement such that the conditions described in the first two bullets under “Conditions to Limelight’s Obligations” above would not be satisfied, subject to the cure provisions set forth in the merger agreement.

EyeWonder’s Termination Rights

The merger agreement provides that EyeWonder may terminate the merger agreement at any time prior to the effective time of the first-step merger if EyeWonder is not in material breach of any of its obligations under the merger and there has been a breach of any representation, warranty, covenant or agreement of Limelight, Elvis Merger Sub One Corporation and Elvis Merger Sub Two LLC set forth in the merger agreement such that the conditions described in the first two bullets under “Conditions to EyeWonder’s Obligations” above would not be satisfied, subject to the cure provisions set forth in the merger agreement.

Finally, the merger agreement provides that EyeWonder may terminate the merger agreement at any time prior to EyeWonder’s stockholder meeting, if all of the following conditions are satisfied, which are referred to collectively herein as a superior transaction event:

•

EyeWonder has received an unsolicited acquisition proposal in writing after the date of the merger agreement and the EyeWonder board determines in good faith, after consultation with its financial advisor and outside legal counsel, that such acquisition proposal constitutes a superior proposal;

•

none of EyeWonder, any of its subsidiaries or any of their respective representatives has breached or violated in any material respect the terms described above under “Limitation on the Solicitation, Negotiation and Discussion of Other Acquisition Proposals by EyeWonder” in connection with such superior proposal or in connection with any other acquisition proposal made by any person, or any affiliate or agent thereof, making such acquisition proposal;

•

the EyeWonder board determines in good faith, after consultation with its financial advisor and its outside legal counsel, that, in light of such superior proposal, the failure to terminate the merger agreement is reasonably likely to be a breach of its fiduciary duties to EyeWonder’s stockholders under the DGCL;

•

the EyeWonder board has given Limelight at least five (5) business days prior written notice (1) of certain information regarding the superior proposal and (2) that the EyeWonder board intends to terminate the merger agreement in response to such superior proposal and the opportunity to meet with the EyeWonder board and EyeWonder’s financial advisors and outside legal counsel at such times as Limelight may reasonably request for the purpose of enabling Limelight and EyeWonder to discuss in good faith the merger agreement and the terms and conditions thereof, and any modifications of the terms and conditions of the merger agreement that Limelight may propose in response thereto;

•

after the foregoing five (5) business day period and any extensions and, if requested by Limelight, meetings with Limelight and its financial advisors and legal counsel during such period, (1) Limelight has not made a proposal at least as favorable or more favorable to EyeWonder’s stockholders as such acquisition proposal, (2) the EyeWonder board determines in good faith, after consultation with its financial advisor and its outside legal counsel, that (A) such acquisition proposal continues to constitute a superior proposal, and (B) in light of such superior proposal and after good faith consideration of all proposals by Limelight, the failure to terminate the merger agreement would be a breach of its fiduciary duties to EyeWonder’s stockholders under the DGCL; and

•

concurrently with the termination of the merger agreement, and as a condition to the effectiveness of such termination, EyeWonder enters into a definitive agreement for the superior proposal referenced and pays to Limelight a termination fee in accordance with the terms of the merger agreement.

Expenses and Termination Fees

The merger agreement provides also that except as provided below, and except for fees related to certain filings with governmental entities, all fees and expenses incurred in connection with the merger agreement and the merger will be paid by the party incurring such expenses.

EyeWonder Payments

The merger agreement provides that EyeWonder will reimburse the expenses incurred by Limelight up to $1.82 million in the event that the merger agreement is terminated because EyeWonder fails to obtain the requisite vote of its stockholders.

The merger agreement provides that EyeWonder will pay Limelight a termination fee of $3.5 million, less any expenses paid to Limelight in accordance with the terms described in the paragraph above, if any one of the following events occur:

•

(A) prior to the EyeWonder stockholder meeting, an acquisition proposal is publicly announced, has become publicly known or otherwise has become known to the EyeWonder stockholders and (B) the merger agreement is validly terminated because EyeWonder fails to obtain the requisite vote of its stockholders, and (C) within twelve (12) months following the valid termination of the merger agreement either (1) an acquisition transaction (defined below) is consummated, or (2) EyeWonder enters into a letter of intent, memorandum of understanding or other contract providing for an acquisition transaction and such acquisition transaction is consummated, whether or not within the preceding twelve (12) month period; or

•	the merger agreement is terminated by EyeWonder in connection with a superior proposal.

For purposes of the merger agreement, an “acquisition transaction” has the same meaning as an acquisition proposal except the references to “15%” in the definition of acquisition transaction shall be deemed to be “50%.”

Limelight Payments

The merger agreement provides that Limelight will pay EyeWonder a termination fee of $3.5 million, less any expenses paid to EyeWonder in the event that Limelight fails to obtain the requisite vote of its stockholders.

Amendment and Waiver

The merger agreement provides that the parties may amend the merger agreement by written instrument signed by each of the parties to the agreement. However, following approval of the merger proposal by EyeWonder’s stockholders, any amendment that would require the approval of EyeWonder’s stockholders may not be made without the approval of the stockholder representative which approval will be binding on EyeWonder’s stockholders.

The merger agreement also provides that, at any time before completion of the first-step merger, any party to the merger agreement may:

•	extend the time for the performance of any of the obligations or other acts of the other parties to the merger agreement;

•	waive any inaccuracies in the representations and warranties made to such party contained in the merger agreement or in any document delivered pursuant to the merger agreement; and

•	waive compliance with any of the agreements or conditions for the benefit of such party contained in the merger agreement.

Limelight will disclose any material amendments or waivers to the merger agreement on a current report on Form 8-K. In addition, Limelight will issue a press release concurrently with the filing of the Form 8-K to notify stockholders promptly upon the occurrence of a material amendment or waiver to the merger agreement.

EXCHANGE AGREEMENT

As a condition to the closing of the merger, EyeWonder is required to own 100% of the capital stock of each of its subsidiaries, including its largest subsidiary, Eyewonder Europe, GmbH, or Eyewonder Europe. On December 21, 2009, the stockholders of Eyewonder Europe and Limelight entered into an Exchange Agreement pursuant to which, VEST Europe, GmbH and Tindaro Florio agreed to exchange their shares of Eyewonder Europe for shares of EyeWonder common stock. Pursuant to the terms of the Exchange Agreement, as subsequently amended, EyeWonder will issue an aggregate of up to 1,812,077 shares to VEST Europe, GmbH and Mr. Florio, based upon their respective ownership in Eyewonder Europe. In addition, there are minority interest holders in certain subsidiaries of EyeWonder Europe. Pursuant to the terms of the applicable shareholders’ and members’ agreements of those EyeWonder Europe subsidiaries, EyeWonder will issue up to an aggregate of an additional 287,349 shares to the other minority interest holders, in exchange for all outstanding minority interests. After these exchanges, EyeWonder will own 100% of the equity interests in EyeWonder Europe, which in turn will own 100% of the equity interests of each of its subsidiaries.

VOTING AGREEMENTS

EyeWonder Voting Agreement

As a condition and inducement to Limelight’s willingness to enter into the merger agreement, Limelight has entered into voting agreements with each of the beneficial owners of EyeWonder’s common stock and preferred stock listed on the table below. According to the terms of such voting agreements, each party has agreed to vote (or to cause the holder of record of such shares to so vote) and has granted Limelight an irrevocable proxy to vote such party’s beneficially owned shares (i) in favor of the merger proposal, (ii) against any proposal made in opposition to or in competition with the merger or that would result in a breach of the merger agreement, and (iii) against certain other proposed business transactions that would interfere with the merger, including transactions that would result in any other merger, the sale, lease or transfer of any significant part of the assets of EyeWonder or its subsidiaries or any material change in EyeWonder’s capitalization.

Subject to certain exceptions described in the voting agreements, the parties to the voting agreements have agreed not to sell, pledge, encumber, assign, grant options with respect to, transfer, tender or dispose of the shares of EyeWonder common stock beneficially owned by such parties or to enter into any agreement related to any of the foregoing transactions.

Subject to certain exceptions described in the voting agreements, each of the parties to the voting agreements has made representations and warranties to Limelight regarding, among other things, such party’s power and authority to enter into the voting agreement and deliver the proxy, such party’s unencumbered beneficial ownership of the shares of EyeWonder common stock subject to the voting agreement, and such party’s sole voting power and sole power of disposition with respect to such shares of common stock.

The voting agreements will terminate at the earliest to occur of (i) the valid termination of the merger agreement, (ii) the date on which EyeWonder has received the affirmative vote of the holders of a majority of the outstanding shares of EyeWonder’s common stock, voting together as a single class, in favor of the merger proposal, or (iii) the date on which the parties to the voting agreements have agreed in writing to terminate such agreements.

As of March 1, 2010, the securityholders listed below, each of whom entered into voting agreements with Limelight, together owned 6,787,117 shares of EyeWonder common stock, or approximately 59.10% of the voting power of EyeWonder common stock, 706,167 shares of EyeWonder Series A preferred stock, or approximately 81.17% of the voting power of EyeWonder Series A preferred stock, and 3,120,631 shares of EyeWonder Series B preferred stock, or approximately 59.79% of the voting power of EyeWonder Series B Preferred stock. In addition, such stockholders hold EyeWonder stock awards to purchase an additional 3,566,886 shares of EyeWonder common stock.

Parties to the Voting Agreement	Number of Shares of Common Stock	Number of Shares of Common Stock Issuable Upon Exercise of Outstanding Options	Number of Shares of Common Stock Issuable Upon Exercise of Outstanding Warrants	Number of Shares of Series A Preferred Stock	Number of Shares of Series B Preferred Stock
BIA Digital Partners SBIC II	—	—	942,045	—	—
Jerome F. Connell, Jr.	332,588	331,833	—	—	—
Eyevest, LLC	—	—	—	706,167	447,313
Tindaro Florio (1)	—	—	—	—	—
Michael Griffin	219,000	350,328	—	—	—
Gary H. Malowitz	127,167	—	—	—	422,842
Jonathan Mellinger	856,201	—	—	—	—
Stan Thomas	407,540	—	—	—	—
VEST Europe GmbH (1)	1,190,704	—	—	—	452,508
James Vincent	387,612	—	44,276	—	—
John J. Vincent	2,027,829	764,671	—	—	283,046
The Vincent Family Trust	878,155	—	648,296	—	996,152
Nicholas Scott Vincent	229,674	—	—	—	—
The Robert V. Williams Trust	130,677	—	485,437	—	518,770

(1)	Excludes up to 1,812,077 shares of EyeWonder common stock that may be issued to Tindaro Florio and VEST Europe GmbH in connection with the Exchange Agreement.

Limelight Voting Agreement

As a condition and inducement to EyeWonder’s willingness to enter into the merger agreement, EyeWonder has entered into voting agreements with each of the beneficial owners of Limelight’s common stock listed on the table below. According to the terms of such voting agreements, each party has agreed to vote (or to cause the holder of record of such shares to so vote) and has granted EyeWonder an irrevocable proxy to vote such party’s beneficially owned shares (i) in favor of the issuance of Limelight common stock in the first-step merger and (ii) against any proposal made in opposition to or in competition with the merger or that would result in a breach of the merger agreement

Subject to certain exceptions described in the voting agreements, the parties to the voting agreements have agreed not to sell, pledge, encumber, assign, grant options with respect to, transfer, tender or dispose of the shares of Limelight common stock beneficially owned by such parties.

Subject to certain exceptions described in the voting agreements, each of the parties to the voting agreements has made representations and warranties to EyeWonder regarding, among other things, such party’s power and authority to enter into the voting agreement and deliver the proxy, such party’s unencumbered beneficial ownership of the shares of Limelight common stock subject to the voting agreement, and such party’s sole voting power and sole power of disposition with respect to such shares of common stock.

The voting agreements will terminate at the earliest to occur of (i) the valid termination of the merger agreement, (ii) the date on which Limelight has received the affirmative vote of the holders of a majority of the outstanding shares of Limelight’s common stock, voting together as a single class, in favor of the proposal to issue Limelight common stock in the transactions contemplated by the merger agreement, or (iii) the date on which the parties to the voting agreements have agreed in writing to terminate such agreements.

As of March 1, 2010, the stockholders listed below, each of whom entered into a voting agreement with EyeWonder, together owned 43,804,501 shares of Limelight common stock, or approximately 51.5% of the voting power of Limelight common stock. In addition, such stockholders hold Limelight stock awards to purchase an additional 4,563,750 shares of Limelight common stock.

Parties to the Voting Agreement	Number of Shares of Common Stock	Number of Shares of Common Stock Issuable Upon Exercise of Outstanding Options	Number of Shares of Common Stock Issuable Upon Settlement of Restricted Stock Units
GS Capital Partners Entities (1)	30,272,493	0	0
Oak Investment Partners XII, L.P.	6,133,841	0	0
Jeffrey W. Lunsford	750,060	1,950,000	650,000
Nathan F. Raciborski (2)	4,371,457	945,000	253,750
Michael M. Gordon (3)	2,276,650	605,000	160,000

(1)	Includes shares held by GS Capital Partners V Fund, L.P., GS Capital Partners V Offshore Fund, L.P., GS Capital Partners V Institutional, L.P. and GS Capital Partners V GmbH & Co. KG.

(2)	Includes shares held by Nathan F. Raciborski, Raciborski Family Children’s Irrevocable Trust dated 10/16/09 and Nathan Raciborski Grantor Retained Annuity Trust II, dated December 15, 2009.

(3)

Includes shares held by Michael M. Gordon, the Tiger Irrevocable Trust, the Tigerlilly Irrevocable Trust, the Buttercup Irrevocable Trust, the Dandelion Irrevocable Trust and the Sunshine Irrevocable Trust.

STOCK PURCHASE AGREEMENTS

As a condition and inducement to Limelight’s willingness to enter into the merger agreement, Limelight has entered into stock purchase agreements with each of the beneficial owners of EyeWonder’s common stock and preferred stock listed on the table below. According to the terms of such stock purchase agreements, each party has granted Limelight an option to purchase (or to cause the holder of record of such shares to so grant Limelight an option to purchase) all of the shares of EyeWonder beneficially owned by such party to Limelight if the merger agreement is terminated by EyeWonder for a superior proposal. The stock purchase agreement provides that the price for such EyeWonder shares will equal the purchase price for such shares under the merger agreement if Limelight and EyeWonder had consummated the merger (assuming the satisfaction of all performance metrics contained in the merger agreement).

Subject to certain exceptions described in the stock purchase agreements, the parties to the stock purchase agreements have agreed not to sell, pledge, encumber, assign, grant options with respect to, transfer, tender or dispose of the shares of EyeWonder common stock beneficially owned by such parties or to enter into any agreement related to any of the foregoing transactions.

Subject to certain exceptions described in the stock purchase agreements, each of the parties to the voting agreements has made representations and warranties to Limelight regarding, among other things, such party’s power and authority to enter into the stock purchase agreement, such party’s unencumbered beneficial ownership of the shares of EyeWonder common stock subject to the stock purchase agreement, and such party’s sole power of disposition with respect to such shares of common stock.

The stock purchase agreements will terminate at the earliest to occur of (i) the valid termination of the merger agreement (other than pursuant to a superior proposal), (ii) the consummation of the merger and (iii) the date on which the parties to the stock purchase agreements have agreed in writing to terminate such agreements.

As of March 1, 2010, the securityholders listed below, each of whom entered into a stock purchase agreement with Limelight, together owned 6,235,559 shares of EyeWonder common stock, or approximately 54.3% of the voting power of EyeWonder common stock, 706,167 shares of EyeWonder Series A preferred stock, or approximately 81.17% of the voting power of EyeWonder Series A preferred stock, and 3,120,631 shares of EyeWonder Series B preferred stock, or approximately 59.79% of the voting power of EyeWonder Series B Preferred stock. In addition, such stockholders hold EyeWonder stock awards to purchase an additional 1,942,680 shares of EyeWonder common stock.

Parties to the Stock Purchase Agreement	Number of Shares of Common Stock	Number of Shares of Common Stock Issuable Upon Exercise of Outstanding Options	Number of Shares of Common Stock Issuable Upon Exercise of Outstanding Warrants	Number of Shares of Series A Preferred Stock	Number of Shares of Series B Preferred Stock
Eyevest, LLC	—	—	—	706,167	447,313
Tindaro Florio (1)	—	—	—	—	—
Gary H. Malowitz	127,167	—	—	—	422,842
Jonathan Mellinger	856,201	—	—	—	—
Stan Thomas	407,540	—	—	—	—
VEST Europe GmbH (1)	1,190,704	—	—	—	452,508
James Vincent	387,612	—	44,276	—	—
John J. Vincent	2,027,829	764,671	—	—	283,046
The Vincent Family Trust	878,155	—	648,296	—	996,152
Nicholas Scott Vincent	229,674	—	—	—	—
The Robert V. Williams Trust	130,677	—	485,437	—	518,770

(1)	Excludes up to 1,812,077 shares of EyeWonder common stock that may be issued to Tindaro Florio and VEST Europe GmbH in connection with the Exchange Agreement.

EYEWONDER MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis of EyeWonder’s financial condition and results of operations should be read in conjunction with EyeWonder’s consolidated financial statements and notes thereto included in this proxy statement/prospectus. See “Where You Can Find More Information” on page 164. In addition to historical financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. EyeWonder’s actual results and timing of events may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those discussed under “Risk Factors” and elsewhere in this proxy statement/prospectus. In this section, references to “EyeWonder” refer to EyeWonder and its consolidated subsidiaries.

Overview

EyeWonder is a leading provider of interactive digital advertising products and services to advertisers, advertising agencies and publishers. EyeWonder creates and executes high-impact online video and rich media advertising campaigns — “interactive digital advertising” — on behalf of global brand advertisers. EyeWonder delivers video advertising online and continues to lead industry innovation, delivering highly engaging brand experiences across hundreds of online publishers and all digital media channels, including online, mobile and in-game, and across a variety of formats. Through its innovative technology, products and services, EyeWonder provides advertisers, advertising agencies and content publishers the ability to create, build, deliver, track and optimize interactive advertising campaigns that produce effective results. EyeWonder’s in-page, in-stream and mobile advertising products combine the quality and power of Adobe Flash® video, the latest creative features and online tracking and reporting capabilities to significantly enhance the impact and effectiveness of rich media advertising campaigns.

EyeWonder has executed campaigns for hundreds of leading advertisers across a wide variety of sectors, including Apple, Sony, FedEx, General Electric, Aetna, BP, Burger King, Nissan, Sprint, Bayer, VISA, Warner Brothers, NASA, Coca-Cola, Intel and Sega. During 2009, EyeWonder managed over 3,000 campaigns for more than 1,200 advertisers, delivering 43.5 billion advertising impressions across over 4,000 publishing sites. EyeWonder offices are located in Atlanta, New York, Los Angeles, Chicago, Dallas and San Francisco in the United States and in Dublin, London, Amsterdam, Cologne, Hamburg, Stockholm, and Sydney.

Revenues and Expenses

Revenues

EyeWonder generates substantially all of its revenues by providing online video and rich media advertising products and services that enable advertisers and agencies to easily connect compelling and effective campaigns to their audiences. EyeWonder’s products combine the quality and power of flash video, creative features, and online tracking and reporting capabilities to enhance the impact and effectiveness of advertising campaigns.

EyeWonder’s operating results have historically fluctuated on a quarterly basis due to the seasonal nature of Internet user traffic, and EyeWonder expects this fluctuation to continue. EyeWonder’s fourth calendar quarter is typically the strongest, generating approximately 34% and 32% of annual revenues for each of the years ended December 31, 2009 and 2008, respectively. EyeWonder’s first quarter is often the weakest quarter, generating approximately 17% and 15% of annual revenues for each of the years ended December 31, 2009 and 2008, respectively. The higher revenue in the fourth quarter is primarily the result of increased advertising and online shopping during November and December.

Operating Expenses

Operating expenses consist of:

•	salaries, wages and employee benefits;

•	selling, general and administrative expenses;

•	depreciation and amortization expense; and

•	other production costs.

The largest component of our operating expenses is salaries, wages and employee benefits costs, which were approximately 65% of our operating expenses in 2009. These personnel costs consist of salaries, benefits, and incentive compensation for our employees, including commissions for salespeople.

Selling, general and administrative expenses primarily consist of branding and advertising expenditures, travel expenses, rent and other headquarters expense such as accounting and legal expense.

Depreciation and amortization primarily consists of depreciation expense relating to EyeWonder’s servers, computer equipment and leasehold improvements.

Other production costs vary directly with revenues and primarily consist of fees EyeWonder pays to third party CDN service providers, that enable the delivery of advertising campaigns online, and referral and ad service fees paid to third party institutions.

Results of Operations

Comparison of Years Ended December 31, 2009 and December 31, 2008

Revenues. Total revenue increased approximately 38.2% to $35.3 million for the year ended December 31, 2009 compared to $25.5 million for the year ended December 31, 2008. EyeWonder’s domestic revenue increased approximately $5.2 million or 24.0% due primarily to the continued growth of non-video rich media sales in our domestic markets and by increasing the number of sales and sales support headcount and expanding our presence in Chicago, Detroit and San Francisco. These increases are partially offset by a slight decline in revenue from video rich media. Additionally, our international revenue increased $4.5 million or 122.5% due to higher sales headcount and increased marketing efforts in existing markets plus the expansion into the Netherlands, Spain and Australia. These new markets generated $2.0 million in revenues for the year ended December 31, 2009 compared with $0.2 million for the year ended December 31, 2008. Sales in the United Kingdom and Ireland markets declined in the year ended December 31, 2009, compared to the year ended December 31, 2008, due to changes in sales leadership, which occurred during the second quarter of 2009. Additional revenue growth was recognized in Europe with the introduction of EyeWonder’s instream product line primarily in the German market.

The following table sets forth EyeWonder’s revenues during each of the periods indicated by geographic region (dollars in thousands):

	For the year ended December 31, 2009		For the year ended December 31, 2008
	Amount	% revenue	Amount	% revenue
United States	$27,067	76.8	$21,835	85.5
United Kingdom/Ireland	464	1.3	818	3.2
Germany	5,727	16.2	2,670	10.5
Netherlands	969	2.7	171	0.7
Spain	772	2.2	39	0.1
Australia	295	0.8	—	—

Total revenue	$35,294	100.0	$25,533	100.0

Operating costs and expenses. The tables below summarize operating expense data for the periods presented (dollars in thousands).

	For the year ended December 31,
	2009	2008	% Change
Salaries, wages, and employee benefits	$21,559	$15,540	38.7%
Selling, general, and administrative costs	7,731	6,731	14.95%
Depreciation and Amortization	807	541	49.2%
Other production costs	2,993	3,408	(12.2)%

Total costs	$33,090	$26,220	26.2%

Salaries, wages, and employee benefits. Costs for the year ended December 31, 2009 increased to $21.6 million as compared to $15.5 million for the year ended December 31, 2008. This increase is primarily attributed to an increase in compensation expenses as a result of a growth in headcount to support EyeWonder’s worldwide growth strategy and an increase in commissions resulting from increased sales. This increase was partially offset by reductions in health care and benefit costs due to the renegotiation of contracts. As a percentage of revenues, costs for the year ended December 31, 2009 were 61.1% as compared to 60.9% for the year ended December 31, 2008.

Selling, general, and administrative costs. Costs increased to approximately $7.7 million for the year ended December 31, 2009, from $6.7 million for the year ended December 31, 2008. This increase was attributable to increases in marketing and facility expenses resulting from continued development and expansion into new markets as part of EyeWonder’s worldwide growth strategy. This increase in costs was offset by a decline in travel costs resulting from lower travel requirements between markets. As a percentage of revenues, costs for the year ended December 31, 2009 were 21.9% as compared to 26.4% for the year ended December 31, 2008 primarily due to EyeWonder’s international operations obtaining increased scale and higher revenues generated.

Depreciation and amortization. Costs for the year ended December 31, 2009, increased to $0.8 million as compared to $0.5 million for the year ended December 31, 2008. This increase is primarily the result of amortization of customer intangibles resulting from the Vendi acquisition and an increase in amortization of leasehold improvements from EyeWonder’s Atlanta office relocation in 2009.

Other production costs. Production costs for the year ended December 31, 2009, decreased to $3.0 million as compared to $3.4 million for the year ended December 31, 2008. The decrease is primarily attributable to lower bandwidth costs per impression delivered charged by EyeWonder’s CDN providers offset by higher referral and advertisement service cost resulting from higher revenues in EyeWonder’s international operations.

Operating income (loss). Operating income for the year ended December 31, 2009, was $2.2 million as compared to an operating loss of $0.7 million for the year ended December 31, 2008. This increase is primarily a result of increased revenue, lower production costs and continued cost controls in EyeWonder’s domestic operations. As a percentage of revenues, operating income for the year ended December 31, 2009, was 6.2% as compared to an operating loss of 2.7% for the year ended December 31, 2008.

Interest expense, net. Interest expense, net, for the year ended December 31, 2009, was $3.3 million compared to $0.9 million for the year ended December 31, 2008. This increase is primarily due to the revaluation of EyeWonder’s debt conversion liability of approximately $2.6 million for the year ended December 31, 2009.

Income tax. Income tax expense for the year ended December 31, 2009 was $1.0 million, due primarily to the profitability of EyeWonder’s North American and German markets. For the year ended December 31, 2008, EyeWonder did not recognize any tax benefit or expense. For the markets with deferred tax assets, EyeWonder regularly assesses whether it is more likely than not that its deferred tax asset balance will be recovered from future taxable income, taking into account such factors as EyeWonder’s earnings history, carryback and carryforward periods, and tax planning strategies. When sufficient evidence exists that indicates that recovery is uncertain, a valuation allowance is established against the deferred tax asset, increasing income tax expense in the period that such determination is made.

A significant factor in EyeWonder’s assessment of the recoverability of the deferred tax asset is EyeWonder’s history of cumulative losses. For the year ended December 31, 2009, EyeWonder concluded that the recoverability of the deferred tax assets for those markets where a deferred tax asset exists, was uncertain based upon its cumulative losses and it was determined that a valuation allowance was necessary to fully reserve EyeWonder’s deferred tax assets. EyeWonder expects that it will not recognize income tax benefits until a determination is made that a valuation allowance for all or some portion of the deferred tax assets is no longer required. For the year ended December 31, 2009, EyeWonder has valuation allowances on deferred tax assets in the United Kingdom, Spain, Australia, and the Netherlands.

Comparison of Years Ended December 31, 2008 and December 31, 2007

Revenues. Total revenue increased approximately 63.2% to $25.5 million for the year ended December 31, 2008 compared to $15.6 million for the year ended December 31, 2007. This increase was due to the continued expansion of EyeWonder’s sales headcount in all the domestic markets it provides services.

In addition, EyeWonder continued to expand into various European markets in 2008, and as a result of this expansion, international revenue for the year ended December 31, 2008 was $3.7 million versus $0.2 million for the year ended December 31, 2007. The following table sets forth EyeWonder’s revenues during each of the periods indicated by geographic region (dollars in thousands):

	Year Ended December 31, 2008		Year Ended December 31, 2007
	Amount	% revenue	Amount	% revenue
United States	$21,835	85.5	$15,401	98.4
United Kingdom/Ireland	818	3.2	245	1.6
Germany	2,670	10.5	—	—
Netherlands	171	0.7	—	—
Spain	39	0.1	—	—

Total revenue	$25,533	100.0	$15,646	100.0

Operating costs and expenses. The table below summarizes operating expense data for the periods presented (dollars in thousands):

	For the year ended December 31,
	2008	2007	% Change
Salaries, wages, and employee benefits	$15,540	$7,778	99.8
Selling, general, and administrative costs	6,731	4,155	62.0
Depreciation and Amortization	541	278	94.6
Other production costs	3,408	1,197	184.7

Total costs	$26,220	$13,408	95.6

Salaries, wages, and employee benefits. Costs for the year ended December 31, 2008 increased to $15.5 million as compared to $7.8 million for the year ended December 31, 2007. The increase was primarily attributed to an increase in compensation expenses as a result of a growth in headcount to support EyeWonder’s worldwide growth strategy and an increase in commissions resulting from increased sales levels. As a percentage of revenues, costs for the year ended December 31, 2008 were 60.1% as compared to 49.7% for the year ended December 31, 2007. This percentage increase was primarily a result of an increase in headcount levels to support markets that have not yet reached scale.

Selling, general, and administrative cost. Costs increased to approximately $6.7 million for the year ended December 31, 2008 from $4.2 million for the year ended December 31, 2007. The increase was due to increases in marketing, travel, and facility expenses resulting from expansion into new markets as part of EyeWonder’s worldwide growth strategy. As a percentage of revenues, costs for the year ended December 31, 2008 were 26.4% as compared to 26.6% for the year ended December 31, 2007.

Depreciation and amortization. Costs for the year ended December 31, 2008 increased to $0.5 million as compared to $0.3 million for the year ended December 31, 2007. The increase in costs was primarily the result of capital purchases in late 2007.

Other production costs. Production costs for year ended December 31, 2008 increased to $3.4 million as compared to $1.2 million for the year ended December 31, 2007. The increase in costs was due to the higher fees charged by CDN providers for bandwidth usage resulting from increased usage of bandwidth and increased referral fees in EyeWonder’s international operations from higher international revenues. As a percentage of revenues, costs for the year ended December 31, 2008 were 13.3% as compared to 7.7% for the year ended December 31, 2007.

Operating income (loss). Operating loss for the year ended December 31, 2008 was $0.7 million as compared to operating income of $2.2 million for the year ended December 31, 2007. This fluctuation was primarily a result of the expansion of EyeWonder’s operations internationally where these markets have not yet reached full scale but require additional support costs. This fluctuation was partially offset by the increased revenues from the continued expansion of the United States market. As a percentage of revenues, operating loss for the year ended December 31, 2008 was 2.7% as compared to an operating income percentage of 14.3% for the year ended December 31, 2007.

Interest expense, net. Interest expense, net for the year ended December 31, 2008 increased to $0.9 million from $0.6 million for the year ended December 31, 2007. The increase was primarily due to interest expense associated with the $4.0 million term note EyeWonder obtained in May 2007 and the additional $1.0 million in term notes obtained in May 2008.

Income tax. During 2008 and 2007 EyeWonder did not recognize any tax benefit. At December 31, 2008 and December 31, 2007, EyeWonder’s consolidated deferred tax assets were $1.3 million and $2.0 million, respectively, before the effects of any valuation allowance. EyeWonder regularly assesses whether it is more likely than not that its deferred tax asset balance will be recovered from future taxable income, taking into account such factors as earnings history, carryback and carryforward periods, and tax planning strategies. When sufficient evidence exists that indicates that recovery is uncertain, a valuation allowance is established against the deferred tax asset, increasing income tax expense in the period that such determination is made.

A significant factor in EyeWonder’s assessment of the recoverability of the deferred tax asset is EyeWonder’s history of cumulative losses. During 2008, EyeWonder concluded that the recoverability of the deferred tax assets was uncertain based upon its cumulative losses and it was determined that a valuation allowance was necessary to fully reserve its deferred tax assets. EyeWonder expects that it will not recognize income tax benefits until a determination is made that a valuation allowance for all or some portion of the deferred tax assets is no longer required.

Liquidity and Capital Resources

EyeWonder has financed its operations primarily through cash flows generated by operations and private issuances of debt and equity. EyeWonder believes that its future cash flows from operations and current cash and cash equivalents will be sufficient to meet its anticipated cash needs for working capital and capital expenditures for the next twelve months. EyeWonder’s principal sources of liquidity are expected to be its existing cash and cash equivalents, as well as the cash flow that it generates from operations.

As of December 31, 2009, EyeWonder’s cash and cash equivalents were $2.2 million, as compared to $2.1 million at December 31, 2008. EyeWonder’s cash and cash equivalents are highly liquid investments with original maturities of 90 days or less at date of issuance and consist of time deposits and investments in money market funds with commercial banks and financial institutions.

Operating activities. Cash provided by/(used in) operating activities primarily consists of net income adjusted for certain non-cash items including depreciation, non-cash interest, stock-based compensation, and the effect of changes in working capital. The rapid expansion of our operations in existing and new markets has increased our working capital requirements and the majority of this increase in costs is in personnel cost needed to support our growth. This has increased EyeWonder’s working capital requirements and had a negative effect on cash flow provided by operating activities. Net cash provided by operating activities for the year ended December 31, 2009 was $0.6 million compared to net cash used in operating activities of $3.5 million for the year ended December 31, 2008. The increase in net cash from operating activities reflects increases in net income adjusted for non-cash items and changes in accrued liabilities. Net cash used by operating activities for the year ended December 31, 2007 was $1.7 million and was used primarily by EyeWonder’s net income, and an increase in trade receivables reflecting higher revenues. The increase in net cash used by operating activities was primarily due to a decrease in net income and an increase in accounts receivables.

Investing activities. Net cash used in investing activities in the years ended December 31, 2009, 2008 and 2007 was $1.4 million, $1.6 million and $0.7 million, respectively. Investing activities consisted primarily of the purchase of marketable securities, acquisition costs from the purchase of Vendi, restricted cash and capital expenditures. Capital expenditures are generally comprised of computer hardware, software, and leasehold improvements for EyeWonder’s facilities. EyeWonder’s capital expenditures were approximately $1.0 million in 2009, and EyeWonder expects to invest similar amounts in 2010.

Financing activities. Net cash provided by financing activities for the year ended December 31, 2009 was $0.8 million, primarily attributable to issuance of notes payable from a related party and issuance of common stock. Net cash provided by financing activities for the year ended December 31, 2008 was $5.9 million due primarily to a May 2008 financing where EyeWonder sold Series C preferred stock to new investors for total consideration of $5.0 million. Net cash provided by financing activities for the year ended December 31, 2007 was $3.6 million, generated by borrowings on term debt and the issuance of preferred stock.

Contractual Obligations

The following table presents minimum payments due under contractual obligations with minimum firm commitments as of December 31, 2009 (dollars in thousands):

Contractual Obligations	Payments Due By Period
	Total	Less than 1 Year	1 – 3 years	3 – 5 years	More than 5 years
Operating lease obligations	$1,698	$785	$913	$—	$—
Capital lease obligations	$380	$138	$242	$—	$—
Loans payable	$11,869	$731	$11,138	$—	$—
Total obligations	$13,947	$1,654	$12,293	$—	$—

Off-Balance Sheet Arrangements

EyeWonder does not engage in any off-balance sheet financing arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Policies

EyeWonder management’s discussion and analysis of financial condition and results of operation is based upon EyeWonder’s consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires EyeWonder management to make estimates and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities, at the date of the financial statements, as well as the reported revenues and expenses during the reporting periods. On a periodic basis, EyeWonder re-evaluates its estimates using authoritative pronouncements, historical experience and other assumptions as the basis for making estimates. Actual results could differ from these estimates.

EyeWonder’s significant accounting policies are more fully described in the notes to EyeWonder’s consolidated financial statements included elsewhere in this proxy statement/prospectus.

EyeWonder management believes the following critical accounting policies are affected by its more significant judgments and estimates used in the preparation of financial statements and are critical to a full understanding and evaluation of EyeWonder’s reported financial results.

Revenue Recognition

EyeWonder generates substantially all of its revenues from providing online video and rich media advertising products and services that enable advertisers and agencies to easily connect compelling and effective campaigns to their audiences. All revenue is recognized in the month services were delivered, regardless of the timing of cash receipts. Early payments are not recognized as revenue but are recorded as customer deposits until the advertisements have been served and impressions have been generated. Revenues are based on a contractually specified rate per impression.

Restricted Cash

Restricted cash is excluded from cash and cash equivalents in the accompanying balance sheets.

Accounts Receivable

EyeWonder’s accounts receivable are comprised of amounts due from customers. Credit is extended based on the customer’s credit quality and history with EyeWonder. Accounts receivable are stated at amounts due, net of an allowance for doubtful accounts. EyeWonder determines its allowance by considering the length of time receivables are past due, EyeWonder’s previous loss history and the customer’s ability to pay its obligation. EyeWonder writes off accounts receivables when they become uncollectible.

Derivatives

All derivatives are accounted for using ASC No. 815, “Accounting for Derivative Instruments and Hedging Activities.” Accordingly, EyeWonder recognizes these derivatives in the Consolidated Financial Statements at fair value and they are reported in other assets or liabilities. Classification of each derivative as current or noncurrent is based upon whether the maturity of the instrument is less than or greater than 12 months. Changes in the fair value of a derivative are recorded in other income and expense.

In May 2008, EyeWonder issued 654,534 shares of Series C preferred stock for $5.0 million. The holder of the Series C preferred stock has the right to exchange all of its shares for Senior Subordinated Notes plus accrued interest from the date of issuance and warrants to purchase shares of common stock representing 0.33% of fully diluted outstanding shares at the time of conversion for each $1,000 in Series C converted. As a result, EyeWonder determined that the fair value of the debt conversion feature would be recorded as an embedded derivative liability and marked to fair value at each reporting period with changes in fair value recognized in earnings.

In determining the fair value of the Series C debt conversion feature, EyeWonder used the probability-weighted expected return methodology that incorporates elements the holder is likely to consider, including the expected future value of EyeWonder, the likelihood of an event that may force exercise of the debt conversion option, and the likely maximum return to the investor. Using this methodology, the value of the derivative was calculated as the present value of the difference between the return to Series C Preferred investors with and without the debt conversion option.

In May 2008, upon issuance of the Series C preferred stock, the value of the debt conversion feature was recorded as a liability of $52,000. At December 31, 2008 the debt conversation feature was valued at $145,000 and the additional liability of $93,000 was recorded as interest expense. In 2009, EyeWonder recorded additional interest expense on the debt conversion feature of $2.6 million. As a result of the exercise of the debt conversion feature in December 2009, the associated derivative liability was extinguished.

Income Taxes

Income taxes are accounted for under the asset and liability method. A valuation allowance is established against net deferred tax assets unless EyeWonder believes it is more likely than not that the benefit will be realized.

In 2009, EyeWonder adopted guidance relating to the accounting for uncertainty in tax positions. This provides detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions in an enterprise's financial statements. Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon adoption and in subsequent periods. This adoption did not have a material impact on EyeWonder’s financial statements. EyeWonder’s policy for recording potential interest and penalties associated with uncertain tax positions is to record such items as a component of income tax expense.

Research and Development and Software Development Costs

Research and development costs are expensed as incurred. Development costs were $3.1 million and $0.7 million for the years ended December 31, 2009 and 2008, respectively, and are recorded primarily as a component of salaries, wages, and employee benefits. Costs incurred subsequent to establishing technological feasibility, in the form of a working model, are capitalized and amortized over their estimated useful lives. To date, software development costs incurred after technological feasibility has been established have not been material.

Stock Compensation

Effective January 1, 2006, EyeWonder adopted the fair value recognition provision of ASC No. 718, “Share-Based Payment,” which requires the fair value of stock options to be measured and recognized in earnings, using the prospective transition method. This method allows the application of the provisions of ASC No. 718 to equity-based grants awarded, cancelled or modified subsequent to adoption.

Quantitative and Qualitative Disclosures about Market Risk

Market risk represents the risk of loss that may impact EyeWonder’s financial position due to adverse change in financial market prices and rates. In the course of EyeWonder’s normal operations, EyeWonder is exposed to market risks, including fluctuations in foreign currency exchange rates and interest rates.

Foreign Exchange Risk

EyeWonder conducts business in a large number of countries including the United States, the United Kingdom, Ireland, the Netherlands, Germany, Spain and Australia. Most of EyeWonder’s revenues are generated in U.S. dollars, the euro and the Australian dollar. Based on EyeWonder’s results for the year ended December 31, 2009, a 1% change in the value of the euro and the Australian dollar against the U.S. dollar would have changed our revenues by $81,000 and $3,000, respectively. Most of EyeWonder’s expenses are denominated in U.S. dollars, the euro and the Australian dollar. Based on EyeWonder’s results for the year ended December 31, 2009, a 1% change in the value of the euro and the Australian dollar against the U.S. dollar would have changed its expenses by $58,000 and $4,000, respectively. In the future, the percentage of its revenues earned in other currencies may increase as EyeWonder further expands sales internationally. Accordingly, EyeWonder is subject to the risk of exchange rate fluctuations between such other currencies and the dollar. EyeWonder currently does not hedge currency risk through formal hedge arrangements.

Interest Rate Risk

EyeWonder’s exposure to market risk for changes in interest rates relates primarily to its debt. EyeWonder does not believe that a 1% change in interest rates would have a material impact on its financial position, results of operations or cash flows for the year ended December 31, 2009.

MANAGEMENT AND OTHER INFORMATION

After the completion of the merger, EyeWonder will be a wholly owned subsidiary of Limelight, and all of EyeWonder’s subsidiaries will be indirect wholly owned subsidiaries of Limelight. The merger agreement provides that Limelight will take all action necessary, such that, as of the completion of the merger, the Limelight board of directors will consist of ten (10) directors. The merger agreement also provides that Limelight will take all action necessary, such that, as of the completion of the merger, Thomas Falk and John J. Vincent will be appointed to the Limelight board of directors to fill the vacancies created by the increase in the number of directors. It is anticipated that, following the merger, the Limelight board of directors will consist of Walter D. Amaral, Thomas Falk, Jeffrey T. Fisher, Joseph H. Gleberman, Fredric W. Harman, Jeffrey W. Lunsford, Peter J. Perrone, David C. Peterschmidt, Nathan F. Raciborski and John J. Vincent.

Information relating to the management, executive compensation, certain relationships and related transactions and other related matters pertaining to Limelight is contained in or incorporated by reference in Limelight’s annual report on Form 10-K which is incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information” on page 164.

Board of Directors of EyeWonder

The following information sets forth information related to Thomas Falk and John J. Vincent, the directors of EyeWonder and the executive officer of EyeWonder who will serve as directors or executive officers of Limelight following the merger. Mr. Falk did not receive compensation from EyeWonder for the periods that compensation is disclosed for Mr. Vincent, as set forth below.

Thomas Falk has served as a director of EyeWonder since September 2009. Mr. Falk is a principal of VEST Europe GmbH, a significant EyeWonder stockholder. Mr. Falk is a successful investor in Germany’s online sector, and founded his first company, Falk & Partners, in high school. While pursuing his university degree, he founded Falk eSolutions AG, which became a pan-European provider of ASP online ad-serving solutions. After expanding Falk eSolutions into the U.S., Falk eSolutions was purchased by DoubleClick in 2006. Mr. Falk served as DoubleClick’s managing director for Europe until Google’s acquisition of DoubleClick in 2007. Mr. Falk is the Chief Executive Officer of eValue, a venture firm focused on Internet technology start-up companies focused on new and digital media. eValue supports companies with funding, technology know-how, human resources, public relations, financial management and intensive merger and acquisition advice and assistance. In 2008, Mr. Falk helped to found the German online video network smartclip AG, which now is owned by smartclip Holdings AG, and operates in other European countries and in the U.S. Mr. Falk also is the founding investor of United Mail Solutions, a European email marketing solutions provider. Mr. Falk was 30 years of age as of March 1, 2010.

Mr. Falk has over 10 years experience in the online sector. His experience includes organizations of different sizes, and he has served in founder, executive management and development roles. Mr. Falk, as Chief Executive Officer of eValue, has invested in, and assisted in the initial phase of, a number of Internet technology start-up companies. EyeWonder believes that Mr. Falk’s extensive industry knowledge and different industry perspectives — whether as an entrepreneur with a new start-up organization or as an executive with a larger, more mature one — are beneficial for EyeWonder’s board of directors.

John J. Vincent is a co-founder of EyeWonder and has served as a director of EyeWonder since December 1999. He served as EyeWonder’s Chief Executive Officer from December 1999 through October 2004, and has served as its Chief Executive Officer since March 2006. Before founding EyeWonder, he served as Executive Officer and Director of Sales for Magellan Marketing, Inc., a privately held, national outdoor media company. Mr. Vincent founded Telluride Real Estate Corporation in September 1997, a real estate holding company specializing in long-term holdings of single- and multi-family residential dwellings. Mr. Vincent founded Captive Concepts, Inc., an arena advertising and place-based media company, in July 1995. While with

Captive Concepts, he led the development of the business through capital investments, business plan development, client solicitation and staff development. Mr. Vincent graduated from Vanderbilt University with a B.A. in Psychology and concentrations in Economics and Pre-Medicine. Mr. Vincent was 38 years of age as of March 1, 2010.

As Chief Executive Officer, as well as the founder, of EyeWonder, Mr. Vincent brings deep institutional knowledge and perspective to EyeWonder’s board of directors regarding its strengths, challenges and opportunities. Additionally, Mr. Vincent provides essential insight and guidance to EyeWonder’s board of directors from an insider perspective of the day-to-day operations of EyeWonder.

Related Transactions and Business Relationships

Policy on Related Party Transactions

EyeWonder recognizes that transactions between EyeWonder or its subsidiaries and any of its directors or executive officers can present potential or actual conflicts of interest. Accordingly, as a general matter it is EyeWonder’s preference to avoid such transactions. Nevertheless, EyeWonder recognizes that there are circumstances where such transactions may be in, or not inconsistent with, the best interests of EyeWonder. Therefore, as a matter of practice, the board of directors of EyeWonder reviews any transaction in which EyeWonder is or will be a participant and in which any of EyeWonder’s directors, executive officers or significant stockholders had, has or will have a direct or indirect material interest. After its review, the board of directors will approve or ratify only those transactions that are in, or are not inconsistent with, the best interests of EyeWonder and its stockholders.

Certain Related Transactions and Business Relationships

EyeWonder and John J. Vincent, the Chief Executive Officer and Chairman of EyeWonder, each own a 50% interest in ADNTWK, LLC, a Delaware limited liability company, which owns an equity interest in smartclip Holdings AG, a German company, and in Smartclip, LLC, a Delaware limited liability company. Thomas Falk is a shareholder of eValue AG, a German company which holds an equity interest in smartclip Holdings AG and Smartclip, LLC. EyeWonder also provides services to various majority-owned subsidiaries of smartclip Holdings AG. Such subsidiaries operate video advertising networks in certain European countries and in the United States, and EyeWonder receives fees for the services that it provides to such companies. For fiscal year ending December 31, 2009, EyeWonder, through certain of its subsidiaries, received fees equal to EUR565,052, or approximately $796,723 (based on an exchange rate of $1.41 for EUR1). Mr. Vincent’s equity interests in ADNTWK, LLC, smartclip Holdings AG and Smartclip, LLC and Mr. Falk’s equity interests in smartclip Holdings AG and Smartclip, LLC have been disclosed to, and approved by, EyeWonder’s board of directors. Mr. Vincent indirectly holds a 7.5% ownership interest in smartclip Holdings AG and VEST Europe GmbH, an over 5% beneficial owner of EyeWonder’s voting stock, holds a 40% ownership interest in smartclip Holdings AG. The approximate dollar value of Mr. Vincent’s and VEST Europe GmbH’ s interests in the services provided to the majority-owned subsidiaries of smartclip Holdings AG are $45,000 and $239,000, respectively.

Additionally, Mr. Vincent, the beneficial owner of approximately 16.77% of EyeWonder’s common stock, is the son of Nicholas J. Vincent, a member of the board of directors and the trustee of The Vincent Family Trust which owns of 13.84% of EyeWonder’s common stock.

Certain officers and employees of EyeWonder are indebted to EyeWonder in connection with purchases of EyeWonder capital stock from certain EyeWonder stockholders. The principal amount of the total aggregate indebtedness outstanding was approximately $312,000 as of December 31, 2009. All of such indebtedness will be repaid prior to the closing of the merger. All such indebtedness was approved by EyeWonder’s board of directors.

Compensation of Directors and Executive Officers of EyeWonder

Compensation Objectives and Overall Compensation Philosophy

EyeWonder’s executive compensation program is designed to enhance EyeWonder’s profitability, and thus stockholder value, by aligning executive compensation with EyeWonder’s expectations and performance, and by establishing a system that can retain and reward executive officers who contribute to the long-term success of EyeWonder. More specifically, the overall goals of the executive compensation program are as follows:

•	attract, motivate and reward exceptional executives whose knowledge, skills and performance are critical to achieving strategic business objectives;

•	provide a direct, meaningful link between achievement of overall corporate goals and total compensation;

•	align executive interests with those of stockholders by providing long-term equity incentives to build a sustainable company while effectively managing dilution; and

•	promote and facilitate stock ownership by executive officers.

Board Oversight

The board of directors has overall responsibility with respect to approving and monitoring EyeWonder’s executive compensation program. The board, among other things, establishes and approves the compensation level of each of EyeWonder’s executive officers, reviews and approves corporate goals and objectives relevant to the compensation of the executive officers, evaluates the performance of the executive officers in light of these goals and objectives, determines and approves compensation based on these objectives and its evaluations, establishes criteria for granting stock options to the executive officers and EyeWonder’s other employees, considering the recommendations of senior management, and approves such stock option grants.

EyeWonder’s board annually reviews and discusses the compensation of the executive officers with John J. Vincent, EyeWonder’s Chief Executive Officer, and consults with Mr. Vincent in evaluating the performance of the executive officers. In addition, Mr. Vincent may make recommendations to the board regarding compensation for all of the executive officers, other than for himself.

As discussed in greater detail below, the levels of each element of compensation for EyeWonder’s executive officers are determined based on several factors, which may include EyeWonder’s historical performance and relative stockholder return, the board’s informal assessment of compensation paid to executives in comparable industries, the amount and the elements of compensation provided in previous years, the terms of each executive officer’s employment agreement with EyeWonder, the board’s expectations for EyeWonder’s future financial performance and other matters that the board deems relevant. In addition, the board considers the level of experience and the responsibilities of each executive officer, his performance and the personal contributions he makes to the success of EyeWonder. Leadership skills, analytical skills, organization development, public affairs and civic involvement have been and will continue to be deemed to be important qualitative factors to take into account in considering elements and levels of compensation. EyeWonder has not adopted any formal or informal policy for allocating compensation between long-term and short-term elements, between cash and non-cash or among the different possible forms of non-cash compensation.

In 2009, EyeWonder’s executive compensation program consisted of the following principal components: base salary, annual cash bonuses, long-term incentive compensation in the form of stock option awards, and benefit plans generally available to all employees. The use and weight of the executive compensation components were based on a subjective determination by the board of directors of the importance of each component in meeting the board’s overall compensation objectives, including EyeWonder’s incentive and retention needs and the need to align incentives with EyeWonder’s stockholders’ interests. EyeWonder’s board of directors believes the resulting compensation mix is necessary to help EyeWonder attract and retain the executive talent on which EyeWonder’s success depends. The board of directors believes that this set of components is effective and will continue to be effective in achieving the objectives of EyeWonder’s compensation program and philosophy.

Elements of Compensation

Base Salary. Base salary for each of EyeWonder’s executive officers is determined annually based on, among other things, his experience and the scope of his responsibilities, his performance and the performance of EyeWonder, the board’s expectations for EyeWonder’s future financial performance and the board’s informal assessment of salaries paid to executives in comparable industries. The board believes that base salaries are an important part of EyeWonder’s executive compensation program because they provide the executive officers with a steady income stream that is not contingent upon EyeWonder’s overall performance.

Discretionary Cash Bonuses. EyeWonder utilizes quarterly discretionary cash bonuses to provide additional compensation to the executive officers, and to reward them for their performance. The board has not adopted any formal or informal performance or other objectives for calculating or paying these discretionary bonuses, other than generally paying such bonuses only for periods for which EyeWonder has generated an operating profit. In determining a discretionary bonus, the board considers, among other things, the operating profit generated in the applicable period, EyeWonder’s performance for the previous period, relative stockholder value, discretionary bonuses awarded in previous periods, and the performance of the executive officer and his personal contributions to the success of EyeWonder.

Discretionary cash bonuses, as opposed to grants of stock options or other equity-based awards, are designed to provide additional compensation to EyeWonder’s executive officers, and to more immediately reward them for their performance. The immediacy of these bonuses provides an incentive to the executive officers to raise their level of performance, and thus EyeWonder’s overall level of performance. Thus, the board believes that discretionary cash bonuses are an important motivating factor for the executive officers.

Equity Compensation. EyeWonder believes that long-term company performance is achieved through an ownership culture that aligns the interests of its executive officers through the use of stock-based awards. Stock options and other equity-based awards provide EyeWonder’s executive officers with a strong link to EyeWonder’s long-term performance, promote an ownership culture and more closely align the interest of the executive officers and EyeWonder’s stockholders. All equity incentive awards are and have been under EyeWonder’s 2000 Stock Incentive Plan. This plan provides the board with broad discretion to fashion the terms of awards to provide eligible participants with such stock-based incentives as it deems appropriate. It permits the issuance of awards in a variety of forms, including incentive stock options, non-qualified stock options, restricted stock, stock awards, performance share awards and stock appreciation rights.

In general, stock options for existing executive officers are reviewed annually by the board and additional grants may be approved and are subject to vesting as may be determined by the board at the time of grant. In the absence of a public trading market of EyeWonder’s common stock, the board has determined the fair market value of its common stock in good faith.

The size and terms of the initial option grants made to each executive officer upon joining EyeWonder are primarily based on competitive conditions applicable to the executive officer’s specific position. In addition, the board considers the total fully-diluted equity interest of other executives in comparable positions with EyeWonder.

Severance Benefits. As discussed in more detail in the “Potential Payments Upon Termination” section below, certain EyeWonder executive officers have a provision in their employment agreements providing for certain severance benefits in the event of termination without cause or a termination due to disability. The severance benefits do not influence and are not influenced by the other elements of compensation as these benefits serve different objectives than the other elements.

Executive Compensation Tables

The following table sets forth all of the compensation awarded to, earned by, or paid by EyeWonder during the years ended December 31, 2009, 2008 and 2007, respectively, to John J. Vincent, the executive officer of EyeWonder who will serve as an executive officer of Limelight following the merger.

Summary Compensation Table

Name and Principal Position	Year	Salary	Bonus	Option Awards (1)	Total
John J. Vincent	2009	$250,000	$33,000	$—	$283,000
Chief Executive Officer	2008	$250,000	$6,346	$—	$256,346
	2007	$175,000	$51,263	$72,190	$298,453

(1)	Amounts represent stock based compensation expenses for fiscal years 2007, 2008 and 2009 for stock and option awards under SFAS 123R.

Outstanding Equity Awards at Fiscal Year End

The following table presents certain information concerning the outstanding option and restricted stock, and restricted stock unit awards held as of December 31, 2009 by John J. Vincent.

Name	Option Awards
	Number of Securities Underlying Unexercised Options: Exercisable	Number of Securities Underlying Unexercised Options: Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price	Option Expiration Date
John J. Vincent	560,000	—	—	$.32	2/17/10
	56,667	—	—	$.75	1/2/13
	98,004	—	—	$.515	1/3/14
	50,000	—	—	$1.00	1/1/17

401(K) Plan

EyeWonder maintains a contributory retirement plan for all full-time employees. The plan is designed to provide tax-deferred income to EyeWonder’s employees in accordance with the provisions of Section 401(k) of the Internal Revenue Code. In 2009, the plan provided that each participant could contribute up to 75% of his or her plan compensation. For 2009, EyeWonder matched 50% of the first 3% of participant contributions. Matching contributions vest over 4 years.

Potential Payments Upon Termination

EyeWonder is party to employment agreements with each of its executive officers. Each of these employment agreements address, among other things, compensation and benefits that would be paid to the applicable executive officer in the event that his employment is terminated for different reasons, including termination for cause or without cause, and termination in connection with a change in control.

John J. Vincent. In January 2008, EyeWonder entered into an employment agreement with Mr. Vincent that provides for a one (1) year term, extended automatically for additional one (1) year terms unless terminated by either party by giving written notice to terminate no less than sixty (60) days before the end of the then-current term. The employment agreement provides for a base salary of $250,000. Additionally, Mr. Vincent may participate in any bonus or other incentive compensation plan implemented by EyeWonder, EyeWonder’s 401(k) savings plan, insurance plans and other benefit plans provided to executive officers of EyeWonder. EyeWonder may terminate the agreement for any reason upon thirty (30) days prior written notice and Mr. Vincent may terminate the agreement upon thirty (30) days prior written notice if EyeWonder is in material default of its obligations under the agreement, and EyeWonder may terminate the agreement at any time for “cause” or upon Mr. Vincent’s death or disability. If termination is due to disability or for other than “cause,” he is entitled to certain benefits described below. The employment agreement defines “cause” as:

•	Mr. Vincent’s conviction of a felony under state or federal law, or Mr. Vincent’s commission of an act of employment discrimination or sexual harassment under state or federal law;

•	Mr. Vincent’s continued breach of any provision of the employment agreement for a period of thirty (30) days after written notice of such breach is given by EyeWonder;

•	Mr. Vincent’s failure to comply with any directive of EyeWonder’s board of directors that continues for ten (10) days after written notice is given to Mr. Vincent;

•	Mr. Vincent’s violation of any restrictive covenant contained in the employment agreement;

•	Mr. Vincent taking actions in conflict of interest with EyeWonder or any of its subsidiaries or affiliates, given Mr. Vincent’s position with EyeWonder;

•	Mr. Vincent’s usurpation of a corporate opportunity of EyeWonder or any of its subsidiaries or affiliates;

•	Mr. Vincent’s failure to perform any of his duties or responsibilities under the employment agreement; and

•	Mr. Vincent’s voluntary cessation of employment before the expiration date of the employment agreement.

Mr. Vincent’s employment agreement provides that if his employment (i) terminates due to disability, he would be entitled to receive continued cash severance payments equal to his current base salary for a period of ninety (90) days, reduced by any amounts received by him under any insurance or other benefits policies or programs (whether paid for by such executive officer or EyeWonder), or (ii) is terminated by EyeWonder for any other reason other than cause, he would be entitled to receive continued cash severance payments equal to his base salary for a period of sixty (60) days. The information for Mr. Vincent regarding severance payments if his employment is terminated for these reasons, as of January 1, 2010, is set forth in the table below.

Name	Benefit	Termination Other Than for Cause or Disability	Termination for Disability
John J. Vincent	Severance	$41,667	$62,500

Director Compensation

No member of EyeWonder’s board of directors (employee or non-employee) ever has received any compensation, whether in the form of cash or equity, for service on the board.

Compensation Committee Interlocks and Insider Participation

On January 12, 2007, the EyeWonder board of directors determined that, because two of the three members of the board’s compensation committee had resigned from the board, decisions regarding compensation would be made by the board of directors as a whole until a successor compensation committee was appointed. No successor compensation committee has been appointed. Therefore, the board of directors has overall responsibility with respect to approving and monitoring EyeWonder’s executive compensation program. Each of the members of the board of directors, currently consisting of John J. Vincent, Nicholas Vincent, W. Chris Blane, Scott Chappell, Thomas Falk and Joseph Apprendi, participated in the consideration of executive officer and director compensation. During fiscal year 2009, John J. Vincent served as Chief Executive Officer of EyeWonder and did not participate in the consideration of his own compensation. Additionally, Nicholas Vincent is the father of John J. Vincent.

LIMELIGHT PROPOSAL NO. 2

POSSIBLE ADJOURNMENT OF THE LIMELIGHT SPECIAL MEETING

If Limelight fails to receive a sufficient number of votes to approve Proposal No. 1, Limelight may propose to adjourn the Limelight special meeting, if a quorum is present, for the purpose of soliciting additional proxies to approve Proposal No. 1. Limelight currently does not intend to propose adjournment at the Limelight special meeting if there are sufficient votes to approve Proposal No. 1. If approval of the proposal to adjourn the Limelight special meeting for the purpose of soliciting additional proxies is submitted to stockholders for approval at the Limelight special meeting, such approval requires the affirmative vote of the holders of a majority of the voting power of the shares entitled to vote on the subject matter present in person or represented by proxy at the Limelight special meeting.

Failure of this Proposal No. 2 to pass will not affect the ability of either (i) the chairperson of the meeting, or (ii) the stockholders entitled to vote at the meeting, present in person or represented by proxy, to adjourn the special meeting, without notice other than announcement at the meeting, in the event that a sufficient number of shares of Limelight capital stock are not represented at the special meeting to establish a quorum, or for any other lawful purpose.

Accordingly, the Limelight board of directors unanimously recommends that Limelight stockholders vote “FOR” Proposal No. 2.

EYEWONDER PROPOSAL NO. 2

CONVERSION OF SERIES A PREFERRED STOCK

In this proposal, EyeWonder is asking its stockholders to approve the conversion of each outstanding share of EyeWonder Series A preferred stock into EyeWonder common stock immediately prior to the effective time of the first-step merger in accordance with EyeWonder’s certificate of incorporation. EyeWonder’s certificate of incorporation provides that the holders of at least a majority of the then outstanding EyeWonder Series A preferred stock may approve the conversion of all outstanding shares of EyeWonder Series A preferred stock into shares of EyeWonder common stock. It is a condition of the merger that all EyeWonder preferred stock be converted into EyeWonder common stock immediately prior to the effective time of the first-step merger.

Approval of the proposal to convert all outstanding shares of EyeWonder Series A preferred stock into EyeWonder common stock requires the affirmative vote of the holders of at least a majority of the outstanding shares of EyeWonder Series A preferred stock.

Accordingly, the EyeWonder board of directors unanimously recommends that EyeWonder stockholders vote “FOR” the proposal to convert all outstanding shares of EyeWonder Series A preferred stock into EyeWonder common stock.

EYEWONDER PROPOSAL NO. 3

CONVERSION OF SERIES B PREFERRED STOCK

In this proposal, EyeWonder is asking its stockholders to approve the conversion of each outstanding share of EyeWonder Series B preferred stock into EyeWonder common stock immediately prior to the effective time of the first-step merger in accordance with EyeWonder’s certificate of incorporation. EyeWonder’s certificate of incorporation provides that the holders of at least a majority of the then outstanding EyeWonder Series B preferred stock may approve the conversion of all outstanding shares of EyeWonder Series B preferred stock into shares of EyeWonder common stock. It is a condition of the merger that all EyeWonder preferred stock be converted into EyeWonder common stock immediately prior to the effective time of the first-step merger.

Approval of the proposal to convert all outstanding shares of EyeWonder Series B preferred stock into EyeWonder common stock requires the affirmative vote of the holders of at least a majority of the outstanding shares of EyeWonder Series B preferred stock.

Accordingly, the EyeWonder board of directors unanimously recommends that EyeWonder stockholders vote “FOR” the proposal to convert all outstanding shares of EyeWonder Series B preferred stock into EyeWonder common stock.

EYEWONDER PROPOSAL NO. 4

POSSIBLE ADJOURNMENT OF THE EYEWONDER SPECIAL MEETING

In this proposal, EyeWonder is asking its stockholders to authorize the holder of any proxy solicited by EyeWonder’s board of directors to vote in favor of granting discretionary authority to the proxy or attorney-in-fact to adjourn or postpone the special meeting to another time and place for the purpose of soliciting additional proxies. If EyeWonder’s stockholders approve the adjournment proposal, EyeWonder could adjourn or postpone the special meeting and any adjourned or postponed session of the special meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from its stockholders that previously have voted.

If at the special meeting the number of shares of EyeWonder capital stock entitled to vote at the special meeting represented and voting in favor of adoption of the merger agreement is not sufficient to adopt the merger agreement, EyeWonder may postpone or move to adjourn the special meeting in order to enable EyeWonder’s board of directors to solicit additional proxies in respect of such proposal. If a motion is made to adjourn the special meeting, EyeWonder will ask its stockholders to vote only upon the adjournment proposal, and not the proposal regarding the adoption of the merger agreement.

Failure of the adjournment proposal to pass will not affect the ability of the holders of a majority of shares of EyeWonder capital stock entitled to vote and present in person or represented by proxy at the special meeting or, in the absence of any such stockholder, at the direction of any officer entitled to preside at, or act as secretary of, such meeting to adjourn the special meeting in the event that a sufficient number of shares of EyeWonder capital stock are not represented at the special meeting to establish a quorum, or for any other lawful purpose.

Accordingly, the EyeWonder board of directors unanimously recommends that EyeWonder stockholders vote “FOR” the adjournment proposal.

SECURITY OWNERSHIP BY CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT OF EYEWONDER

The following table provides information relating to the beneficial ownership of EyeWonder’s common stock, assuming conversion of all shares of EyeWonder’s outstanding convertible preferred stock, as of March 1, 2010, except where otherwise noted, by:

•	each stockholder known by EyeWonder to own beneficially more than 5% of EyeWonder’s common stock;

•	each of EyeWonder’s Chief Executive Officer, Chief Financial Officer and its three other most highly compensated executive officers;

•	each of EyeWonder’s current directors; and

•	all of EyeWonder’s directors and executive officers as a group.

The number of shares beneficially owned by each entity, person, director or executive officer is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has the sole voting power, shared voting power, or investment power and includes any shares that the individual has the right to acquire within 60 days of March 1, 2010 through the exercise of any stock option or other right. The number and percentage of shares “beneficially owned” is computed on the basis of 17,573,389 shares of EyeWonder’s common stock outstanding as of March 1, 2010.

Shares of EyeWonder’s common stock or convertible preferred stock that a person has the right to acquire within 60 days of March 1, 2010 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage of any other person, except with respect to the percentage ownership of all directors and executive officers as a group. To EyeWonder’s knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, each person or entity named in the table has sole voting and dispositive power with respect to the shares set forth opposite such person’s or entity’s name. The address for those persons for whom an address is not otherwise provided is c/o EyeWonder, Inc., 229 Peachtree Street, NE, International Tower, Suite 1700, Atlanta, Georgia 30303.

Name and Address of Beneficial Owner(1)	Number of Shares	Options and Warrants Exercisable Within 60 Days	Percent Owned
Directors and Executive Officers
Joseph Apprendi (2)	100,000	0	*
W. Chris Blane (3)	1,153,480	117,134	7.18%
Scott Chappell (4)	0	942,045	5.09%
Thomas Falk (1)(5)	1,643,212	0	9.35%
John J. Vincent	2,310,875	764,671	16.77%
Nicholas J. Vincent (6)	1,874,307	648,296	13.84%
Jerome F. Connell, Jr	332,558	331,883	3.71%
Patrick McClellen	20,000	40,000	*
B. Allen Reese	0	50,000	*
Michael Rosner	200,000	0	1.14%
All Directors and Executive Officers as a Group (10 persons)	7,634,432	2,874,151	51.39%

Beneficial Owners of More than 5% of the Common Stock
BIA Digital Partners SBIC II LP 15120 Enterprise Court Chantilly, Virginia 20151	0	942,045	5.09%
Eyevest, LLC 505 Beachland Boulevard Suite One, PMB #270 Vero Beach, Florida 32963	1,153,480	0	6.56%
VESTEuropeGmbH (1) Konigsallee 92a 40212 Düsseldorf Germany	1,643,212	0	9.35%
Vincent Family Trust 4610 Via Vistosa Santa Barbara, California 93110	1,874,307	648,296	13.84%

*	Indicates ownership of less than 1.00%.

(1)

Excludes up to 1,812,077 shares of EyeWonder common stock that may be issued to Tindaro Florio and VEST Europe GmbH in connection with the Exchange Agreement and up to an additional 287,349 shares to other minority interest holders in certain subsidiaries of EyeWonder Europe.

(2)	Includes 100,000 shares held by Adapp, Inc., of which Mr. Apprendi is a stockholder.

(3)

Includes 1,153,480 shares held by Eyevest, LLC of which Mr. Blane is the Manager, and a warrant to purchase 117,134 shares held by Mr. Blane. Mr. Blane disclaims beneficial ownership of the shares owned by EyeVest, LLC, except to the extent of any pecuniary interest therein.

(4)

Includes 942,045 shares expected to be issued to BIA Digital Partners SBIC II LP, pursuant to a warrant that includes certain adjustment features. Mr. Chappell is a Principal of the Manager of the General Partner of BIA Digital Partners SBIC II LP and disclaims beneficial ownership of these shares, except to the extent of any pecuniary interest therein.

(5)	Includes 1,643,212 shares held by VEST Europe GmbH of which Mr. Falk is a principal. Mr. Falk disclaims beneficial ownership of these shares, except to the extent of any pecuniary interest therein.

(6)

Includes 1,874,307 shares and a warrant to purchase 648,296 shares held by the Vincent Family Trust of which Nicholas J. Vincent is the trustee. Mr. Vincent disclaims beneficial ownership of these shares and warrants.

Each share of EyeWonder common stock issued and outstanding immediately prior to the effective time of the first-step merger will be converted into the right to receive the merger consideration and as a result none of the officers, directors, or 5% stockholders will hold any EyeWonder securities after the first-step merger has been completed.

ACCOUNTING TREATMENT

The merger will be accounted for by applying the acquisition method, which requires the determination of the acquiror, the acquisition date, the fair value of assets and liabilities of the acquiree and the measurement of goodwill. Accounting Standards Codification Topic 805-10, “Business Combinations — Overall” (“ASC 805-10”) provides that in identifying the acquiring entity in a combination effected through an exchange of equity interests, all pertinent facts and circumstances must be considered, including the relative voting rights of the shareholders of the constituent companies in the combined entity, the composition of the board of directors and senior management of the combined company, the relative size of each company and the terms of the exchange of equity securities in the business combination, including payment of any premium. Based on Limelight being the entity issuing its equity interests in the merger, and the other terms of the merger, Limelight will be considered to be the acquiror of EyeWonder for accounting purposes. This means that Limelight will allocate the purchase price to the fair value of EyeWonder’s assets and liabilities at the acquisition date, with any excess purchase price being recorded as goodwill. Financial statements of Limelight issued after the merger will reflect only the operations of EyeWonder after the merger and will not be restated retroactively to reflect the historical financial position or results of operations of EyeWonder.

All unaudited pro forma combined consolidated condensed financial statements contained in this proxy statement/prospectus were prepared using the purchase method of accounting. The final allocation of the purchase price will be determined after the merger is completed and after completion of an analysis to determine the fair value of EyeWonder’s assets and liabilities. Accordingly, the final purchase accounting adjustments may be materially different from the unaudited pro forma adjustments. Any decrease in the fair value of the assets or increase in the fair value of the liabilities of EyeWonder as compared to the unaudited pro forma information included in this proxy statement/prospectus will have the effect of increasing the amount of the purchase price allocable to goodwill.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

The following discussion summarizes the material U.S. federal income tax consequences of the merger to U.S. holders of EyeWonder common stock who hold their stock as capital assets (generally, for investment).

The summary is based on the Code, the Treasury Regulations issued under the Code, and administrative rulings and court decisions in effect as of the date of this proxy statement/prospectus, all of which are subject to change at any time, possibly with retroactive effect. For purposes of this discussion, the term “U.S. holder” means a beneficial owner of EyeWonder stock that is:

•	an individual who is a citizen or resident of the United States;

•	a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any of its political subdivisions;

•

a trust that (i) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (ii) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person; or

•	an estate that is subject to U.S. federal income tax on its income regardless of its source.

If a partnership (including any entity or arrangement, domestic or foreign, treated as a partnership for U.S. federal income tax purposes) holds EyeWonder common stock, the tax treatment of a partner will generally depend on the status of the partners and the activities of the partnership. If a holder is a partner in a partnership holding EyeWonder common stock, the holder should consult its tax advisors.

This summary is not a complete description of all the tax consequences of the merger and, in particular, may not address U.S. federal income tax considerations applicable to holders of EyeWonder common stock who are subject to special treatment under U.S. federal income tax law (including, for example, non-U.S. holders, certain former citizens or residents of the United States, financial institutions, dealers in securities, insurance companies or tax-exempt entities, holders who acquired EyeWonder common stock pursuant to the exercise of an employee stock option or right or otherwise as compensation, holders exercising dissenters’ rights or appraisal rights, and holders who hold EyeWonder common stock as part of a hedge, straddle, constructive sale or conversion transaction). This summary does not address the tax consequences of any transaction other than the merger, whether or not such transaction is in connection with the merger. This summary does not address the tax consequences to any person who actually or constructively owns 5% or more of EyeWonder common stock. Also, this summary does not address U.S. federal income tax considerations applicable to holders of options to purchase EyeWonder common stock, or holders of debt instruments convertible into EyeWonder common stock. In addition, no information is provided with respect to the tax consequences of the merger under applicable state, local or non-U.S. laws or under estate, gift, excise or other non-income tax laws.

It is a condition of the consummation of the merger that each of Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel to Limelight, and Kilpatrick Stockton LLP, counsel to EyeWonder, deliver tax opinions to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. The tax opinions are conditioned upon certain assumptions stated in their respective tax opinions and receipt of customary written representations from Limelight and EyeWonder, including representations that continuity of interest test will be satisfied, requiring that the Stock Consideration constitute at least 40% of the total consideration paid or payable to EyeWonder securityholders in the first-step merger.

Neither the tax opinions nor the discussion that follows is binding on the Internal Revenue Service, referred to as the IRS, or the courts. The parties do not intend to request a ruling from the IRS with respect to the merger. Accordingly, there can be no assurance that the IRS will not challenge the discussion below or the conclusions expressed in the tax opinions if they are delivered, or that a court will not sustain such a challenge.

If the merger so qualifies as a reorganization within the meaning of Section 368(a) of the Code, a U.S. holder of EyeWonder common stock receiving Limelight common stock and cash in exchange for such EyeWonder common stock in the merger generally will recognize gain equal to the lesser of (i) the amount of cash received by the U.S. holder (excluding any cash received in lieu of fractional shares) and (ii) the excess of the “amount realized” by the U.S. holder over the U.S. holder’s tax basis in the EyeWonder common stock (generally the purchase price paid by the U.S. holder to acquire such stock). The “amount realized” by the U.S. holder will equal the sum of the fair market value of the Limelight common stock and the amount of cash (including any cash received in lieu of fractional shares) received by the U.S. holder. Losses will not be permitted to be recognized by U.S. holders of EyeWonder common stock in the merger, except in connection with the receipt of cash in lieu of fractional shares, as discussed below. Any gain recognized by a U.S. holder of EyeWonder common stock generally will be long-term capital gain if the U.S. holder’s holding period of the EyeWonder common stock is more than one year, and short-term capital gain if the U.S. holder’s holding period is one year or less, at the time of the first-step merger. Long-term capital gains of individuals are currently eligible for reduced rates of taxation.

The aggregate tax basis of the Limelight common stock received (including fractional shares deemed received and redeemed as described below) will be equal to the aggregate tax basis of the EyeWonder common stock surrendered, reduced by the amount of cash the U.S. holder of EyeWonder common stock received (excluding any cash received in lieu of fractional shares), and increased by the amount of gain that the U.S. holder of EyeWonder common stock recognizes, but excluding any gain or loss from the deemed receipt and redemption of fractional shares described below. The holding period of Limelight common stock received by a U.S. holder of EyeWonder common stock in the merger will include the holding period of the U.S. holder’s EyeWonder common stock.

For a U.S. holder who acquired different blocks of EyeWonder common stock at different times and at different prices, realized gain or loss generally must be calculated separately for each identifiable block of shares exchanged in the merger, and a loss realized on the exchange of one block of shares cannot be used to offset a gain recognized on the exchange of another block of shares. If a U.S. holder has differing bases or holding periods in respect of shares of EyeWonder common stock, the U.S. holder should consult its tax advisor prior to the exchange with regard to identifying the bases or holding periods of the particular shares of Limelight common stock received in the merger.

Cash received by a U.S. holder of EyeWonder common stock in lieu of fractional shares generally will be treated as if the U.S. holder received the fractional shares in the merger and then received the cash in redemption of the fractional shares. The U.S. holder generally should recognize capital gain or loss equal to the difference between the amount of the cash received in lieu of fractional shares and the portion of the U.S. holder’s tax basis allocable to the fractional shares.

Although its exact application is unclear, the installment method should allow a U.S. holder of EyeWonder stock receiving cash payments from escrow after the taxable year of such stockholder in which the merger is consummated to report any gain attributable to such payments to the taxable year(s) in which such escrow payments are received. A portion of the cash payments from escrow received by a U.S. holder will be treated as imputed interest taxable at ordinary income rates.

U.S. holders of shares of EyeWonder common stock receiving Limelight common stock and cash in the merger will be required to retain records pertaining to the merger. U.S. holders who owned at least 5% (by vote or value) of the total outstanding EyeWonder common stock before the first-step merger or whose tax basis in the EyeWonder common stock surrendered pursuant to the first-step merger equals or exceeds $1 million are subject to certain reporting requirements with respect to the merger. U.S. holders are urged to consult with their tax advisors with respect to these and other reporting requirements applicable to the merger.

A U.S. holder of EyeWonder common stock who exercises appraisal rights and receives a cash payment in exchange for such stockholder’s EyeWonder stock generally should recognize capital gain or loss equal to the difference between the amount of cash received and such stockholder’s tax basis in such stock.

Backup Withholding

Backup withholding may apply with respect to the consideration received by a holder of EyeWonder common stock in the merger unless the holder is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or provides a correct taxpayer identification number (typically by completing and signing an IRS Form W-9), certifies as to no loss of exemption from backup withholding and that such holder is a U.S. person (including a U.S. resident alien) and otherwise complies with applicable requirements of the backup withholding rules. Further, a holder of EyeWonder common stock who does not provide Limelight (or the exchange agent) with its correct taxpayer identification number may be subject to penalties imposed by the IRS. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against the holder’s federal income tax liability, provided that the holder timely furnishes certain required information to the IRS.

The foregoing discussion of U.S. federal income tax consequences is not intended to constitute a complete description of all tax consequences relating to the merger. The tax consequences of the merger to a holder of EyeWonder common stock are complex and will depend upon the facts of a holder’s individual situation. Because individual circumstances may differ, holders of EyeWonder common stock are urged to consult with their own tax advisor regarding the applicability of the rules discussed above and the particular tax effects of the merger, including the application of state, local and foreign tax laws, and, in the case of non-U.S. holders, possible eligibility for benefits under applicable income tax treaties.

UNAUDITED PRO FORMA COMBINED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

The following unaudited pro forma combined consolidated condensed financial statements have been prepared to give effect to the proposed acquisition by Limelight of EyeWonder using the purchase method of accounting with the assumptions and adjustments described in the accompanying notes to the unaudited pro forma combined consolidated condensed financial statements. These pro forma statements were prepared as if the merger described above had been completed as of January 1, 2009 for statement of operations purposes and as of December 31, 2009 for balance sheet purposes. The combined company will operate under the Limelight name.

The unaudited pro forma combined consolidated condensed financial statements are presented for illustrative purposes only and are not necessarily indicative of the financial position or results of operations that would have actually been reported had the proposed acquisition and the related financing described above occurred on January 1, 2009 for statement of operations purposes and as of December 31, 2009 for balance sheet purposes, nor is it necessarily indicative of the future financial position or results of operations. The unaudited pro forma combined consolidated condensed financial statements include adjustments, which are based upon preliminary estimates, to reflect the allocation of the purchase price to the acquired assets and assumed liabilities of EyeWonder. The final allocation of the purchase price will be determined after the completion of the acquisition and will be based upon actual net tangible and intangible assets acquired as well as liabilities assumed. The preliminary purchase price allocation for EyeWonder is subject to revision as more detailed analysis is completed and additional information on the fair values of EyeWonder’s assets and liabilities becomes available. Any change in the fair value of the net assets of EyeWonder will change the amount of the purchase price allocable to goodwill. Additionally, changes in EyeWonder’s working capital, including the results of operations from December 31, 2009 through the date the transaction is completed, will change the amount of goodwill recorded. Furthermore, the final purchase price is dependent on the actual amount of EyeWonder common and preferred stock and vested employee equity awards outstanding on the date of closing as well as the Limelight share price on the date of closing. Final purchase accounting adjustments may differ materially from the pro forma adjustments presented here.

These unaudited pro forma combined consolidated condensed financial statements are based upon the respective historical consolidated financial statements of Limelight and EyeWonder and should be read in conjunction with the historical consolidated financial statements of Limelight and EyeWonder and the related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of Limelight and EyeWonder included and/or incorporated by reference in this proxy statement/prospectus.

Unaudited Pro Forma Combined Consolidated Condensed Balance Sheet as of December 31, 2009

(in thousands)

	Historical		Pro Forma
	Limelight	EyeWonder	Adjustments		Combined
		(Note 2)	(Note 6)
ASSETS
Current Assets:
Cash and cash equivalents	$89,509	$2,196	$(62,292	) (a)	$29,413
Restricted cash	—	263	—		263
Marketable securities	64,870	—	—		64,870
Accounts receivable, net	26,363	11,948	—		38,311
Income taxes receivable	617	—	—		617
Prepaid expenses and other current assets	9,654	525	—		10,179

Total current assets	191,013	14,932	(62,292)		143,653
Property and equipment, net	35,524	1,255	—		36,779
Marketable securities, less current portion	12	985	—		997
Goodwill	619	389	92,276	(b)	93,284
Other intangible assets, net	370	408	37,598	(c)	38,376
Other assets	8,132	488	(149	) (d)	8,471

Total assets	$235,670	$18,457	$67,433		$321,560

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$5,144	$1,300	$—		$6,444
Capital lease obligations, current portion	—	115	—		115
Deferred revenue, current portion	12,199	—	—		12,199
Note payable to related party	—	681	(681	) (e)	—
Other current liabilities	14,140	2,806	2,280	(f)	19,226

Total current liabilities	31,483	4,902	1,599		37,984
Loan payable, less current portion	—	10,600	(10,600	) (g)	—
Capital lease obligations, less current portion	—	225	—		225
Deferred revenue, less current portion	1,377	—	—		1,377
Deferred tax liability	10	—	14,382	(h)	14,392
Contingent consideration liability	—	—	18,127	(i)	18,127

Total liabilities	32,870	15,727	23,508		72,105
Commitments and contingencies	—	—	—		—
Stockholders’ equity:
Total stockholders’ equity	202,800	2,730	43,925	(j)	249,455

Total liabilities and stockholders’ equity	$235,670	$18,457	$67,433		$321,560

The accompanying notes are an integral part of these unaudited pro forma combined consolidated condensed financial statements.

Unaudited Pro Forma Combined Consolidated Condensed Statement of Operations for the Year Ended December 31, 2009 (in thousands, except per share data)

	Historical		Pro Forma
	Limelight	EyeWonder	Adjustments		Combined
		(Note 3)	(Note 6)
Revenue	$131,663	$35,294	$(534	) (k)	$166,423
Cost of services:
Cost of services	61,572	8,040	—		69,612
Depreciation - network	24,051	—	—		24,051

Total cost of revenue	85,623	8,040	—		93,663

Gross margin	46,040	27,254	(534)		72,760
Operating expenses:
General and administrative	34,128	7,284	—		41,412
Sales and marketing	32,587	13,886	(35	) (l)	46,438
Research & development	7,937	3,073	—		11,010
Depreciation and amortization	2,351	807	4,335	(m)	7,493
Provision for litigation	(65,645)	—	—		(65,645)

Total operating expenses	11,358	25,050	4,300		40,708

Operating income (loss)	34,682	2,204	(4,834)		32,052
Other income (expense):
Interest expense	(39)	(3,377)	3,370	(n)	(46)
Interest income	1,345	37	(520	) (o)	862
Other income (expense)	(14)	—	—		(14)

Total other income (expense)	1,292	(3,340)	2,850		802

Income (loss) before income taxes	35,974	(1,136)	(1,984)		32,854
Income tax expense (benefit)	1,084	955	—		2,039

Net income (loss)	$34,890	$(2,091)	$(1,984)		$30,815

Less: Net loss attributable to the noncontrolling interests	—	(396)	396	(p)	—

Net income (loss) attributable to controlling interests	$34,890	$(1,695)	$(2,380)		$30,815

Net income (loss) per weighted average share:
Basic	$0.41				$0.32

Diluted	$0.40				$0.29

Shares used in per weighted average share calculations:
Basic	84,202		12,740	(q)	96,942

Diluted	87,972		17,514	(q)	105,486

The accompanying notes are an integral part of these unaudited pro forma combined consolidated condensed financial statements.

NOTES TO UNAUDITED PRO FORMA COMBINED CONSOLIDATED

CONDENSED FINANCIAL STATEMENTS

The unaudited pro forma combined consolidated condensed financial statements included herein have been prepared pursuant to the rules and regulations of the SEC.

1. Basis of Pro Forma Presentation

In December 2009, Limelight announced that it had entered into an agreement with EyeWonder under which Limelight will acquire EyeWonder, or the EyeWonder Acquisition. The overall consideration to be paid by Limelight in the EyeWonder Acquisition will be 52% in Limelight common stock and 48% in cash. EyeWonder is a provider of rich media advertisement solutions for Forbes 2000 and smaller advertisers, interactive agencies, and publishers. The company will operate under the name EyeWonder, a Limelight company. The EyeWonder Acquisition will be accounted for using the purchase method of accounting. Limelight anticipates closing the EyeWonder Acquisition in the first half of 2010; however, the closing and its timing are subject to the approval of Limelight’s stockholders and EyeWonder’s stockholders as well as the satisfaction or waiver of other closing conditions.

The unaudited pro forma combined consolidated condensed balance sheet as of December 31, 2009 was prepared by combining the historical unaudited consolidated condensed balance sheet data as of December 31, 2009 for Limelight and EyeWonder as if the EyeWonder Acquisition had been consummated on that date. Certain unaudited balance sheet reclassifications have been reflected in order to conform EyeWonder’s balance sheet to Limelight’s balance sheet presentation. Refer to Note 2 for a discussion of these reclassification adjustments.

The unaudited pro forma combined consolidated condensed statement of operations for the year ended December 31, 2009 combines the results of operations of Limelight and EyeWonder as if the EyeWonder Acquisition had been consummated on January 1, 2009. Certain unaudited statement of operations reclassifications have been reflected in order to conform to Limelight’s statement of operations presentation. Refer to Note 3 for a discussion of these reclassification adjustments.

2. EyeWonder Balance Sheet

EyeWonder classified certain amounts differently than Limelight in its consolidated balance sheet. The following schedule summarizes the necessary adjustments to conform the EyeWonder consolidated balance sheet as of December 31, 2009 to Limelight’s basis of presentation (in thousands):

BALANCE SHEET AS OF DECEMBER 31, 2009	As Reported EyeWonder	Adjustments (i)	As Revised EyeWonder
ASSETS
Current Assets:
Cash and cash equivalents	$2,196	$—	$2,196
Restricted cash	263	—	263
Accounts receivable, net	11,948	—	11,948
Prepaid expenses and other current assets	525	—	525

Total current assets	14,932	—	14,932
Property and equipment, net	1,255	—	1,255
Marketable securities, less current portion	—	985	985
Available for sale securities	985	(985)	—
Deferred financing costs	149	(149)	—
Goodwill	389	—	389
Other intangible assets, net	408	—	408
Deposits	322	(322)	—
Other assets	17	471	488

Total assets	$18,457	$—	$18,457

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$1,300	$—	$1,300
Loan payable, current portion	50	(50)	—
Note payable to related party	681	—	681
Capital lease obligation, current portion	115	—	115
Accrued liabilities	2,739	(2,739)	—
Customer deposits	17	(17)	—
Other current liabilities	—	2,806	2,806

Total current liabilities	4,902	—	4,902
Loan payable, less current portion	10,600	—	10,600
Capital lease obligation, less current portion	225	—	225

Total liabilities	15,727	—	15,727
Commitments and contingencies	—	—	—
Stockholders’ equity:
Total stockholders’ equity	2,730	—	2,730

Total liabilities and stockholders’ equity	$18,457	$—	$18,457

The adjustments presented above to EyeWonder’s balance sheet are as follows:

(i)

Reflects a reclassification of available for sale securities, deferred financing costs, deposits, loan payable, customer deposits and other accrued liabilities to be consistent with Limelight classifications.

3. EyeWonder Statement of Operations

EyeWonder classified certain amounts differently than Limelight in its consolidated statement of operations. The following schedule summarizes the necessary adjustments to conform the EyeWonder consolidated statement of operations for the year ended December 31, 2009 to Limelight’s basis of presentation (in thousands):

STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2009	As Reported EyeWonder	Adjustments (i)	As Revised EyeWonder
		(unaudited)
Revenue	$35,294	$—	$35,294
Cost of services:
Cost of services	—	8,040	8,040

Total cost of revenue	—	8,040	8,040

Gross margin	35,294	(8,040)	27,254
Operating expenses:
General and administrative	—	7,284	7,284
Sales and marketing	—	13,886	13,886
Research & development	—	3,073	3,073
Depreciation and amortization	807	—	807
Salaries, wages and employee benefits	21,559	(21,559)	—
Selling, general, and administrative expenses	7,731	(7,731)	—
Other production costs	2,993	(2,993)	—

Total operating expenses	33,090	(8,040)	25,050

Operating income	2,204	—	2,204
Other income (expense):
Interest expense	(3,377)	—	(3,377)
Interest income	37	—	37

Total other income (expense)	(3,340)	—	(3,340)

Loss before income taxes	(1,136)	—	(1,136)
Income tax expense	955	—	955

Net loss	$(2,091)	$—	$(2,091)

Less: Net loss attributable to the noncontrolling interests	(396)	—	(396)

Net income (loss) attributable to EyeWonder, Inc.	$(1,695)	$—	$(1,695)

The adjustments presented above to EyeWonder’s statement of operations are as follows:

(i)

Reflects a reclassification of salaries, wages and employee benefits, selling, general, and administrative and other production costs to cost of services, general and administrative, sales and marketing, and research and development expenses to be consistent with Limelight classifications.

4. Purchase Price — EyeWonder

The following represents the preliminary allocation of the purchase price over the historical net book values of the acquired assets and assumed liabilities of EyeWonder as of December 31, 2009, and is for illustrative purposes only. Actual fair values will be based on financial information as of the acquisition date.

The unaudited pro forma combined consolidated condensed financial statements reflect an estimated purchase price of approximately $128.7 million, consisting of (a) a cash payment totaling $62.3 million, representing approximately 48% of the total estimated purchase price as of December 31, 2009, and (b) a total of 17,514,000 shares of Limelight’s common stock, representing approximately 52% of the estimated purchase price at December 31, 2009, with a fair value of approximately $66.7 million, including $18.4 million of estimated contingent consideration to be paid when earned based on the closing price of Limelight’s common stock as of December 18, 2009. The final purchase price is dependent on the actual amount of EyeWonder common stock and vested employee equity awards outstanding on the date of closing as well as the Limelight share price on the date of closing. The final purchase price will be determined upon completion of the EyeWonder Acquisition.

Under the purchase method of accounting, the total estimated purchase price is allocated to EyeWonder’s net tangible and intangible assets based upon their estimated fair value as of the date of completion of the merger.

Based upon the estimated purchase price and the preliminary valuation, the preliminary purchase price allocation, which is subject to change based on Limelight’s final analysis, is as follows (in thousands):

Cash and cash equivalents	$2,196
Restricted cash	263
Accounts receivable	11,948
Other current assets	525
Property and equipment	1,255
Goodwill	92,665
Intangible asset — existing technology	33,440
Intangible asset — patent	1,760
Intangible asset — trademarks	2,500
Intangible asset — non-compete agreements	306
Available for sale securities	985
Other assets	339

Total assets acquired	148,182
Accounts payable	(1,300)
Capital lease obligations	(340)
Other current liabilities	(2,806)
Deferred tax liability	(14,382)
Estimated EyeWonder transaction costs payable	(650)

Net assets acquired	$128,704

A preliminary estimate of $33.4 million has been allocated to existing technology, an intangible asset with an estimated useful life of approximately 8 years. A preliminary estimate of $1.8 million has been allocated to a patent with an estimated life of approximately 8 years. A preliminary estimate of $2.5 million has been allocated to trademarks with an indefinite life. A preliminary estimate of $306 has been allocated to non-compete agreements with an estimated life of approximately 2 years.

A preliminary estimate of $92.7 million has been allocated to goodwill. Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired. Goodwill will not be amortized and will be tested for impairment at least annually. The preliminary purchase price allocation for EyeWonder is subject to revision as more detailed analysis is completed and additional information on the fair values of EyeWonder’s assets and liabilities becomes available. Any changes in the fair value of the net assets of EyeWonder will change the amount of the purchase price allocable to goodwill. Additionally, changes in EyeWonder’s working capital, including the results of operations from December 31, 2009 through the date the transaction is completed, will also change the amount of goodwill recorded. Final purchase accounting adjustments may therefore differ materially from the pro forma adjustments presented here.

There were historical transactions between Limelight and EyeWonder. Those transactions have been eliminated in the pro forma unaudited financial statements. Certain reclassifications have been made to conform EyeWonder’s historical amounts to Limelight’s financial statement presentation.

The pro forma adjustments do not reflect any integration adjustments to be incurred in connection with the acquisition or operating efficiencies and cost savings that may be achieved with respect to the combined entity as these costs are not directly attributable to the purchase agreement.

5. EyeWonder Debt

As a result of the EyeWonder Acquisition, EyeWonder’s outstanding debt will become due and payable upon the completion of the acquisition. Limelight expects to repay EyeWonder’s outstanding debt prior to or concurrent with the completion of the EyeWonder Acquisition. As of December 31, 2009, the aggregate principal amount of EyeWonder’s outstanding debt was $10.6 million. Interest on the outstanding debt is paid monthly and therefore there is no accrued interest associated with this debt. For the purposes of these unaudited pro forma combined consolidated condensed financial statements, Limelight will reflect the full repayment of EyeWonder’s outstanding debt.

6. Pro Forma Adjustments

The accompanying unaudited pro forma combined financial statements have been prepared as if the transactions described above were completed on December 31, 2009 for balance sheet purposes and as of January 1, 2009 for statement of operations purposes.

The unaudited pro forma combined consolidated condensed balance sheet gives effect to the following pro forma adjustments (in thousands):

(a)	Represents the following adjustments to cash and cash equivalents:

Cash portion for EyeWonder common shareholders	$(50,493)
Cash portion of contingent consideration for EyeWonder common shareholders	(292)
Repayment of EyeWonder’s outstanding debt	(11,138)
Repayment of EyeWonder’s note payable to related party	(681)
Reduction for EyeWonder’s outstanding stockholders’ note receivable	312

$(62,292)

(b)	Represents goodwill of $92,665 created in the EyeWonder Acquisition reduced by the write-off of $389 of goodwill recorded on EyeWonder’s historical balance sheet.

(c)	Represents the following adjustments to intangible assets, net:

Value attributed to new intangible asset — existing technology	$33,440
Value attributed to new intangible asset — patent	1,760
Value attributed to new intangible asset — trademarks	2,500
Value attributed to new intangible asset — non-compete agreements	306
Write-off of EyeWonder’s existing intangible assets, net	(408)

$37,598

(d)	Represents a fair value adjustment to write-off EyeWonder’s deferred financing costs.

(e)	Represents repayment of EyeWonder’s note payable to related party.

(f)	Represents the following adjustments to accrued expenses:

Accrual for Limelight’s EyeWonder transaction costs	$1,630
Accrual for EyeWonder’ s transaction costs	650

$2,280

(g)	Represents repayment of EyeWonder’s loan payable, giving consideration to unamortized warrant value of $538.

(h)

Represents recording of deferred tax amounts determined to exist in purchase accounting. Limelight has historically recorded a full valuation allowance on all of its deferred tax assets since it was more-likely-than not that such assets would not be realized. Following the acquisition, Limelight will assess the need for a valuation allowance and whether its deferred tax assets should offset against the deferred tax liabilities of EyeWonder following the acquisition. Under current accounting standards, any change in valuation allowance of Limelight would be reflected in the income tax provision in the reporting period that includes the business combination. At this time Limelight estimates a valuation allowance release of up to approximately $13.4 million could be included in its income tax provision in the period that includes the business combination.

(i)	Represents the amount of accrued purchase price attributable to the earn-out provision in accordance with the acquisition agreement.

(j)	Represents the following adjustments to stockholders’ equity:

Elimination of EyeWonder’s historical stockholders’ equity	$(2,730)
Fair value of Limelight common stock issued in connection with the EyeWonder purchase price	48,285
Accrual for Limelight’s EyeWonder transaction costs	(1,630)

$43,925

The unaudited pro forma combined consolidated condensed statement of operations gives effect to the following pro forma adjustments (in thousands, except per share data):

(k)	Represents the adjustment to eliminate Limelight’s historical revenue received from EyeWonder. For the year ended December 31, 2009, the amount of Limelight revenue eliminated is $534.

(l)

Represents the adjustment to eliminate Limelight’s commission expense related to the historical revenue received from EyeWonder that is eliminated in the pro forma combined financial statements. For the year ended December 31, 2009, the amount of Limelight commissions expense eliminated is $35.

(m)	Represents amortization expense in connection with identifiable intangible assets recorded in connection with the EyeWonder Acquisition as noted below:

Year ended December 31, 2009
Existing technology	$4,180
Patents	220
Non-compete agreements	154
Amortization previously recorded by EyeWonder	(219)

$4,335

(n)	Represents interest expense savings assuming EyeWonder’s outstanding debt was repaid as of January 1, 2009.

(o)	Represents a reduction of interest income assuming the cash payments outlined in adjustment (a) above occurred as of January 1, 2009.

(p)	Represents adjustments for the acquisition of all noncontrolling interests of EyeWonder in connection with the merger.

(q)

Represents the shares of Limelight common stock issued in connection with the EyeWonder Acquisition as if they were outstanding as of January 1, 2009. Fully diluted outstanding shares include shares that are attributable to the earn-out provision in accordance with the acquisition agreement.

MARKET PRICE AND DIVIDEND DATA

Limelight’s common stock has traded on the Nasdaq Global Market under the symbol “LLNW” since Limelight’s initial public offering on June 7, 2007. Following the completion of the merger, Limelight common stock will continue to be listed on the Nasdaq Global Market. There is currently no public market for EyeWonder’s common stock.

Limelight’s fiscal year ends on December 31 of each year, and EyeWonder’s fiscal year ends on December 31 of each year.

As of [                    ], 2010, the last date prior to printing this document for which it was practicable to obtain this information, there were approximately [            ] holders of record of Limelight’s common stock. As of such date, [            ] shares of Limelight common stock were outstanding.

The following table shows the high and low sales prices per share of Limelight common stock as reported on the Nasdaq Global Market on (1) December 18, 2009, the last full trading day preceding public announcement that Limelight and EyeWonder had entered into the merger agreement, and (2) [                    ], 2010, the last full trading day before the date of this proxy statement/prospectus.

	Limelight Common Stock
	High		Low
December 18, 2009	$3.80		$3.51
[ ], 2010	[	]	[	]

The following table sets forth quarterly high and low sales prices of Limelight common stock for the indicated periods:

	Limelight Common Stock
	High		Low
Year Ending December 31, 2010
First Quarter	[	]	[	]
Year Ending December 31, 2009
Fourth Quarter	$4.05		$3.22
Third Quarter	$4.90		$3.17
Second Quarter	$5.78		$3.21
First Quarter	$3.72		$2.05
Year Ending December 31, 2008
Fourth Quarter	$3.34		$1.75
Third Quarter	$4.51		$2.46
Second Quarter	$4.20		$2.62
First Quarter	$8.50		$3.21

The foregoing tables show only historical information. Limelight stockholders and EyeWonder stockholders are advised to obtain current market quotations for Limelight common stock. The market price of Limelight common stock will fluctuate between the date of this document and the completion of the merger. No assurance can be given concerning the market price of Limelight common stock before or after the effective date of the merger. The foregoing tables may not provide meaningful information to Limelight stockholders in determining whether to approve the issuance of shares of Limelight common stock in connection with the merger, nor provide meaningful information to EyeWonder stockholders in determining whether to approve the merger. Limelight stockholders should review carefully the other information contained in this proxy statement/prospectus in considering whether to approve the issuance of shares of Limelight common stock in connection with the merger, and EyeWonder stockholders should review carefully the other information contained in this proxy statement/ prospectus in considering whether to approve the merger. Also see the section entitled “Where You Can Find More Information” on page 164 of this proxy statement/prospectus.

Dividend Policy for Limelight

Limelight has never paid or declared any cash dividends on its common stock and does not anticipate paying any cash dividends on its common stock in the foreseeable future. Limelight intends to retain all available funds and future earnings, if any, to fund the development and expansion of its business. The Limelight board of directors will determine the timing and amount of any such future dividends.

Dividend Policy for EyeWonder

EyeWonder has never declared or paid any cash dividends on its capital stock. EyeWonder does not anticipate paying any cash dividends on its capital stock in the foreseeable future.

Securities Authorized for Issuance under Equity Compensation Plans

The following table includes information as of December 31, 2009 for EyeWonder’s equity compensation plans.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	3,270,002	$0.678	33,649
Equity compensation plans not approved by security holders	—	—	—

COMPARISON OF STOCKHOLDERS’ RIGHTS

Limelight and EyeWonder are both incorporated under Delaware law. Any differences, therefore, between the rights of Limelight stockholders and EyeWonder stockholders are due to differences in each company’s respective certificate of incorporation, bylaws and agreements, if any, defining the rights of securityholders. Upon completion of the merger, EyeWonder stockholders, other than those who elect to exercise their statutory appraisal rights, will exchange their shares of EyeWonder common stock for cash and shares of Limelight common stock, at which time they will become stockholders of Limelight and their rights as stockholders will be governed by Limelight’s certificate of incorporation and bylaws.

If you are a holder of shares of EyeWonder preferred stock, your shares of EyeWonder preferred stock will be converted into shares of EyeWonder common stock prior to the merger. Upon completion of the merger, you will exchange your shares of EyeWonder common stock for cash and shares of Limelight common stock. As such, there are certain rights you will be foregoing as a holder of EyeWonder preferred stock (which may further vary depending upon which series of EyeWonder preferred stock you hold), including, without limitation, liquidation preferences, antidilution protection and other protective provisions.

The summary below highlights certain material differences between the rights of holders of Limelight common stock and the rights of holders of EyeWonder capital stock. The summary does not purport to be a complete description of the differences. The certificates of incorporation and bylaws of Limelight and EyeWonder are subject to amendment in accordance with their respective terms. Copies of the governing corporate instruments are available, without charge, to any person, including any beneficial owner to whom this proxy statement/prospectus is delivered, by following the instructions listed under “Where You Can Find More Information” beginning on page 164.

Authorized Capital Stock

Limelight	EyeWonder

Limelight is authorized to issue two classes of stock to be designated common stock, consisting of 150,000,000, par value $0.00 1 per share, and preferred stock, consisting of 7,500,000 shares, par value $0.001 per share.

EyeWonder is authorized to issue two classes of stock to be designated common stock, consisting of 35,000,000 shares, par value $0.001 per share, and preferred stock, consisting of 15,000,000 shares, par value $0.001 per share.

Limelight’s preferred stock may be issued from time to time in one or more series, without further stockholder approval. Limelight’s board of directors is authorized to fix or alter the rights, preferences, privileges and restrictions granted to or imposed upon each series of preferred stock, and the number of shares constituting any such series and the designation thereof.

Of the preferred stock, 1,166,667 shares are designated Series A Stock, 5,500,000 shares are designated Series B Stock and 5,000,000 shares are designated Series C Stock. The remaining shares of EyeWonder’s preferred stock may be issued from time to time in one or more series, without further stockholder approval. Subject to certain limitations, EyeWonder’ s board of directors is authorized to fix or alter the rights, preferences, privileges and restrictions granted or imposed upon any wholly unissued series of preferred stock, and the number of shares constituting any such series and the designation thereof.

Limelight	EyeWonder

Limelight’s board of directors is also authorized to increase or decrease the number of shares of any series of preferred stock subsequent to the issue of that series, but not below the number of shares of such series then outstanding. If the board of directors decreases the number of shares of any series in such manner, the shares constituting such decrease will resume the status they had prior to the adoption of the resolution originally fixing the number of shares of such series.

Amendment to the Certificate of Incorporation

Under Delaware law, an amendment to the certificate of incorporation requires (i) the approval of the board of directors, (ii) the approval of the holders of a majority of the outstanding stock entitled to vote upon the proposed amendment, and (iii) the approval of the holders of a majority of the outstanding stock of each class entitled to vote thereon as a class.

Limelight	EyeWonder

Limelight reserves the right to amend, alter, change or repeal any provision contained in its certificate of incorporation in the manner prescribed by statute. Notwithstanding the foregoing, the affirmative vote of the holders of at least 66 and 2/3% of Limelight’s outstanding voting stock, voting together as a single class, is required to amend, repeal or modify certain provisions of the certificate of incorporation, including provisions relating to (i) the amendment of the bylaws, (ii) the number and election of directors, and (iii) the requirements for amending the certificate of incorporation.

EyeWonder reserves the right to amend, alter, change or repeal any provision contained in its certificate of incorporation in the manner described by statute. In addition to any vote of the holders of any class or series of EyeWonder’s stock required by law, the affirmative vote of the holders of a majority of the voting power of all of the then outstanding shares of EyeWonder’s common stock and preferred stock, voting together as a single class, shall be required to amend or repeal the provisions of the certificate of incorporation.

Amendment to Bylaws

Under Delaware law, bylaws may be adopted, amended or repealed by the stockholders entitled to vote and by the board of directors if the corporation’s certificate of incorporation confers the power to adopt, amend or repeal the corporation’s bylaws upon the directors.

Limelight	EyeWonder

Limelight’s certificate of incorporation authorizes the board of directors to adopt, amend or repeal Limelight’s bylaws. Notwithstanding the foregoing, the affirmative vote of the holders of at least 66 and 2/3% of Limelight’s outstanding voting stock, voting together as a single class, is required to amend, repeal or modify certain provisions of Limelight’s bylaws, including provisions relating to (i) stockholder meetings, (ii) notice procedures, (iii) stockholder voting and (iv) the number of directors.

EyeWonder’s certificate of incorporation and bylaws authorize the board of directors to make, alter, amend or repeal EyeWonder’s bylaws.

Limelight	EyeWonder

Limelight’s bylaws provide that the bylaws may be adopted, amended or repealed by the stockholders entitled to vote. In addition, a bylaw amendment adopted by stockholders which specified the votes that will be necessary for the election of directors cannot be further amended or repealed by the board of directors.

In addition, EyeWonder’s certificate of incorporation and bylaws authorize EyeWonder’s stockholders to make additional bylaws, and alter or repeal any EyeWonder bylaw whether adopted by them or otherwise. The stockholders may prescribe in adopting any bylaw that such bylaw will not be altered, amended or repealed by the board of directors.

Special Meeting of Stockholders

Limelight	EyeWonder

Limelight’s bylaws provide that special meetings of the stockholders may only be called by Limelight’s board of directors, Chairperson of the Board, Chief Executive Officer or President (in the absence of a Chief Executive Officer).

EyeWonder’s bylaws provide that special meetings may be called by (i) the Chairman of the Board or the President or (ii) by the President or Secretary at the written request of a majority of the members of the board of directors or at the written request of stockholders owning 10% or more of EyeWonder’s capital stock issued, outstanding and entitled to vote.

Stockholder Action

Action by Written Consent without a Meeting

Limelight	EyeWonder

Limelight’s certificate of incorporation and bylaws provide that Limelight’s stockholders may take action only at an annual or special meeting of the stockholders called in accordance with Limelight’s bylaws and may not take any action by written consent without a meeting.

EyeWonder’s bylaws provide that any action permitted or required to be taken at a meeting of EyeWonder’ s stockholders may be taken without a meeting, without prior notice, and without a vote, if a written consent setting forth the action so taken is signed by the holders of outstanding stock having not less than the minimum number of votes necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, and such consent will have the same force and effect as the requisite vote of the stockholders.

Quorum

Limelight	EyeWonder

Limelight’s bylaws provide that the holders of a majority of the stock issued and outstanding and entitled to vote, present in person or represented by proxy, will constitute a quorum for the transaction of business at all meetings of the stockholders.

EyeWonder’ s bylaws provide that the presence, in person or by proxy, of the holders of a majority of issued and outstanding stock entitled to vote at a meeting constitutes a quorum for transacting business at such meeting, except as otherwise provided by law, EyeWonder’s certificate of incorporation or EyeWonder’ s bylaws.

Stockholder Proposals and Nominations

Limelight	EyeWonder

Limelight’s bylaws provide that for nominations or other business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to Limelight’s Secretary as described below.

EyeWonder’s bylaws do not specify the procedure for stockholder proposals and nominations to be brought before a meeting of its stockholders.

To be timely, a stockholder’s notice must be deliver to or mailed and received at Limelight’s principal executive offices not less than one hundred twenty (120) calendar days before the one year anniversary of the date on which Limelight first mailed its proxy statement to stockholders in connection with the previous year’s annual meeting of stockholders, provided that in the event that no annual meeting was held in the previous year or the date of the annual meeting has been changed by more than thirty (30) days from the date of the prior year’s meeting, notice by the stockholder to be timely must be received not later than the close of business on the later of (i) one hundred twenty (120) calendar days in advance of such annual meeting and (ii) ten (10) calendar days following the date on which public announcement of the date of the meeting is first made.

A stockholder’s notice to the Secretary must set forth as to each matter the stockholder proposes to bring before the annual meeting: (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (ii) the name and address, as they appear on Limelight’s books, of the stockholder proposing such business, (iii) the class and number of shares of Limelight that are beneficially owned by the stockholder, (iv) any material interest of the stockholder in such business, and (v) any other information that is required to be provided by the stockholder pursuant to Regulation 1 4A under the Exchange Act, in the stockholder’s capacity as a proponent to a stockholder proposal.

Limelight’s bylaws provide that nominations of persons for election to the board of directors may be made at a meeting of stockholders by any stockholder who has complied with the notice procedures described below.

Limelight	EyeWonder

Nominations will be made pursuant to timely notice in writing to Limelight’s Secretary as described above and will set forth (i) as to each person, if any, whom the stockholder proposes to nomination for election or re-election as a director: (a) the name, age, business address and residence address of such person, (b) the principal occupation or employment of such person, (c) the class and number of shares of Limelight that are beneficially owned by such person, (d) a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nominations are to be made by the stockholder, and (e) any other information relating to such person that is required to be disclosed in solicitation of proxies for elections of directors, or is otherwise required, in each case pursuant to Regulation 1 4A under the Exchange Act (including without limitation such person’s written consent to being named in the proxy statement, if any, as a nominee and to serving as a director if elected); and (ii) as to such stockholder giving notice, (a) the name and address, as they appear on Limelight’s books, of the stockholder proposing such business, (b) the class and number of shares of Limelight that are beneficially owned by the stockholder, (c) any material interest of the stockholder in such business, and (d) any other information that is required to be provided by the stockholder pursuant to Regulation 14A under the Exchange Act.

Board of Directors

Number and Election of Directors

Limelight	EyeWonder

Limelight’s certificate of incorporation provides that the number of directors will be fixed by, or in the manner provided in, Limelight’s bylaws.	EyeWonder’s certificate of incorporation provides that the number of directors is to be set forth in EyeWonder’s bylaws.

Limelight’s bylaws provide that the board of directors will consist of one or more members. The number of directors will be determined by resolution of the board of directors, provided that no reduction of the authorized number of directors will have the effect of removing any director before that director’s term of office expires.

EyeWonder’s bylaws provide that the number of directors will be fixed by resolution of the board of directors or the stockholders, provided that no decrease will shorten the term of any incumbent director.

Limelight	EyeWonder

Limelight’s certificate of incorporation provides that the directors of Limelight will be elected at each annual meeting of the stockholders, except that if any such election will not be so held, such election will take place at a stockholders’ meeting called and held in accordance with Delaware law.

EyeWonder’s bylaws provide that, except as otherwise provided in EyeWonder’s certificate of incorporation or in EyeWonder’s bylaws, directors will be elected by a plurality of the votes of the stockholders entitled to vote at each stockholders meeting for the election of a director or directors.

EyeWonder’s certificate of incorporation provides that the board of directors will be elected in the following manner: (i) for so long as at least 300,000 shares of Series A preferred stock are outstanding, the holders of the Series A preferred stock voting separately as a class will be entitled to elect one member of the board of directors with each share of Series A preferred stock having one vote, (ii) for so long as at least 600,000 shares of Series B preferred stock are outstanding, the holders of the Series B preferred stock voting separately as a class will be entitled to elect one member of the board of directors with each share of Series B preferred stock having one vote, and (iii) the holders of common stock voting as a class separately from the holders of the preferred stock will be entitled to elect all directors other than the directors specified above.

Classification

Limelight	EyeWonder

Subject to certain exceptions, Limelight’s board of directors is divided into three classes: Class I, Class II and Class III, and each director will serve for a term ending on the third annual meeting of stockholders following the annual meeting of stockholders at which such director was elected.

EyeWonder does not have a classified board of directors.

Removal

Limelight	EyeWonder

Limelight’s bylaws provide that any director may be removed from office by the stockholders of Limelight only for cause.

Subject to the rights of the holders of any series of preferred stock then outstanding, EyeWonder’s bylaws provide that any director or the entire board of directors may be removed, with or without cause, at any time by the holders of a majority of the shares then entitled to vote at an election of directors, provided notice of intent to act upon such matter will have been given in the notice calling such meeting.

Special Meeting of the Board

Limelight	EyeWonder

Limelight’s bylaws provide that a special meeting of the board of directors may be called by the Chairperson of the Board, the Chief Executive Officer, the President, the Secretary or a majority of the authorized number of directors on twenty-four (24) hours notice to each director.

EyeWonder’s bylaws provide that special meetings of the board directors will be held whenever called by the President or the Chairman of the Board on at least three (3) day’s notice to each director if the notice is to be sent by first class mail or on at least one (1) day’s notice if sent via facsimile, personal delivery, or by telephone.

Indemnification of Officers and Directors

Limelight	EyeWonder

Limelight’s certificate of incorporation contains a provision eliminating the personal liability of its directors to Limelight or its stockholders for monetary damages for breach of fiduciary duty as a director.

EyeWonder’s certificate of incorporation contains a provision eliminating the personal liability of its directors to EyeWonder or its stockholders for monetary damages for breach of fiduciary duty as a director.

Limelight’s certificate of incorporation provides for the indemnification of, and payment of expenses incurred by, its directors or officers to the fullest extent permitted by applicable law.	EyeWonder’s certificate of incorporation provides for the indemnification of it directors and officers to the fullest extent permitted by applicable law.

Limelight’s bylaws provide for the indemnification of, and payment of expenses incurred by, its directors and officers if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Limelight, and, with respect to any criminal action or preceding, had no reasonable cause to believe such person’s conduct was unlawful.

EyeWonder’s bylaws provide for the indemnification of, and payment of expenses incurred by, its directors, officers, employees and agents or persons who are or were serving at the request of EyeWonder as a director, officer, employee or agent of another enterprise if s/he acted in good faith and in a manner s/he reasonably believed to be in or not opposed to EyeWonder’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe his/her conduct was unlawful.

STOCKHOLDER PROPOSALS

As a Limelight stockholder, you may be entitled to present proposals for action at a future meeting of stockholders, including director nominations.

For a stockholder proposal to be considered for inclusion in the Limelight proxy statement for the annual meeting to be held in 2011, the written proposal must be received by Limelight’s corporate secretary at Limelight’s principal executive offices no later than [            ]. If the date of next year’s annual meeting is moved more than 30 days before or after the anniversary date of this year’s annual meeting, the deadline for inclusion of proposals in Limelight’s proxy statement will instead be a reasonable time before Limelight begins to print and mail next year’s proxy materials. Stockholder proposals must comply with the requirements of Rule 14a-8 of the Securities Exchange Act of 1934, as amended, and any other applicable rules established by the U.S. Securities and Exchange Commission. Proposals should be addressed to:

Corporate Secretary

Limelight Networks, Inc.

2220 W. 14th Street

Tempe, Arizona 85281

If you wish to propose a director candidate for consideration by Limelight’s board, your recommendation should include information required by Limelight’s bylaws and should be directed to Limelight’s corporate secretary at the address of Limelight’s principal executive offices set forth above. In addition, the stockholder must submit the recommendation within the time period set forth above for stockholder proposals.

You may contact the corporate secretary at Limelight’s principal executive offices for a copy of the relevant bylaw provisions regarding the requirements for making stockholder proposals and nominating director candidates.

LEGAL MATTERS

The validity of the Limelight common stock to be issued in connection with the merger will be passed upon for Limelight by Wilson Sonsini Goodrich & Rosati, Professional Corporation. Certain tax consequences of the merger will be passed upon for Limelight by Wilson Sonsini Goodrich & Rosati, Professional Corporation and for EyeWonder by Kilpatrick Stockton LLP. Certain members of, and investment partnerships comprised of members of, and persons associated with, Wilson Sonsini Goodrich & Rosati, Professional Corporation own an interest representing less than 1% of Limelight’s outstanding common stock.

EXPERTS

The consolidated financial statements and schedule of Limelight Networks, Inc. at December 31, 2009 and 2008, and for each of the three years in the period ended December 31, 2009, appearing in the Limelight Network, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2009, and the effectiveness of Limelight Network, Inc.’s internal control over financial reporting as of December 31, 2009 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, and incorporated herein by reference. Such financial statements and schedule and Limelight Networks, Inc.’s management’s assessment of internal control over financial reporting as of December 31, 2009 are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of EyeWonder, Inc. and subsidiaries at December 31, 2009, 2008, and 2007, and for each of the three years then ended, included in this proxy statement/prospectus and elsewhere in the registration statement have been so included in reliance upon the reports of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing in giving said reports.

WHERE YOU CAN FIND MORE INFORMATION

Limelight has filed with the SEC a registration statement on Form S-4 under the Securities Act that registers the distribution to EyeWonder securityholders of the shares of Limelight common stock to be issued in connection with the merger. The registration statement, including the attached exhibits and schedules, contains additional relevant information about Limelight and Limelight common stock. The rules and regulations of the SEC allow Limelight to omit certain information included in the registration statement from this proxy statement/prospectus.

You may read and copy this information at the Public Reference Room of the SEC at 100 F Street, NE, Washington, D.C. 20549. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet website that contains reports, proxy and information statements, and other information regarding issuers, like Limelight, who file electronically with the SEC. The address of the site is http://www.sec.gov. The reports and other information filed by Limelight with the SEC are also available at Limelight’s website at http://www.limelightnetworks.com. The web addresses of the SEC and Limelight are included as inactive textual references only. Except as specifically incorporated by reference in this proxy statement/prospectus, information on those web sites is not part of this proxy statement/prospectus.

Incorporation by Reference

The SEC allows Limelight to incorporate by reference information in this proxy statement/prospectus. This means that Limelight can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this proxy statement/prospectus, except for any information that is superseded by information that is included directly in this proxy statement/prospectus.

This proxy statement/prospectus incorporates by reference the documents listed below that Limelight previously filed with the SEC, as well as the annexes to this proxy statement/prospectus. They contain important information about Limelight and its financial condition.

Limelight SEC Filings (SEC File No. 001-33508; CIK No. 0001391127)	Period or Date Filed

Annual Report on Form 10-K (including the information incorporated by reference therein from Limelight’s definitive proxy statement for the 2010 annual meeting of stockholders)	Year ended December 31, 2009

Current Reports on Form 8-K (with respect to information that was filed and not furnished)	Filed on February 25, 2010 and February 12, 2010.

The description of Limelight’s common stock contained in Limelight’s Registration Statement on Form 8-A pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended, and as declared effective on June 7, 2007, including any amendments or reports filed for the purpose of updating such description.

Filed on May 30, 2007

In addition, Limelight also incorporates by reference additional documents that Limelight files with the SEC pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act between the date of this proxy statement/ prospectus and the date of the Limelight special meeting. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

Limelight has supplied all information contained or incorporated by reference in this proxy statement/prospectus relating to Limelight.

EyeWonder has supplied all information contained in this proxy statement/prospectus relating to EyeWonder.

Documents incorporated by reference are available from Limelight without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this proxy statement/prospectus. You can obtain documents incorporated by reference in this proxy statement/ prospectus or filed as exhibits to the registration statement of which this proxy/statement prospectus is a part by requesting them in writing or by telephone from Limelight at the following address:

Limelight Networks, Inc.

2220 W. 14th Street

Tempe, Arizona 85281

Attention: Paul Alfieri, Investor Relations

Telephone: (917) 297-4241

Limelight stockholders requesting documents should do so by [             ], 2010 (which is five business days prior to the special meeting) in order to ensure you receive them before the special meeting.

You will not be charged for any of these documents that you request. If you request any incorporated documents from Limelight, they will be mailed to you by first-class mail, or another equally prompt means, within one business day after receipt of your request.

Neither Limelight nor EyeWonder has authorized anyone to give any information or make any representation about the merger or the companies that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that have been incorporated by reference in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you. The information contained herein speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

This proxy statement/prospectus contains a description of the representations and warranties that each of Limelight and EyeWonder made to the other in the merger agreement. Representations and warranties made by Limelight, EyeWonder and other applicable parties are also set forth in contracts and other documents (including the merger agreement) that are attached or filed as exhibits to this proxy statement/ prospectus or are incorporated by reference into this proxy statement/prospectus. These representations and warranties were made as of specific dates, may be subject to important qualifications and limitations agreed to between the parties in connection with negotiating the terms of the merger agreement, and may have been included in the agreement for the purpose of allocating risk between the parties rather than to establish matters as facts. These materials are included or incorporated by reference only to provide you with information regarding the terms and conditions of the agreements, and not to provide any other factual information regarding Limelight, EyeWonder or their respective businesses. Accordingly, the representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read only in conjunction with the other information provided elsewhere in this proxy statement/prospectus or incorporated by reference into this proxy statement/prospectus.

INDEX TO FINANCIAL STATEMENTS

FINANCIAL STATEMENTS OF LIMELIGHT NETWORKS, INC.

Years ended December 31, 2009, 2008 and 2007

The Financial Statement Schedule of the Registrant for the years ended December 31, 2009, 2008 and 2007 is filed as part of this Report as required to be included in Item 8 and should be read in conjunction with the Financial Statements of the Registrant:

Page
Schedule II Valuation and Qualifying Accounts	F-40

All other required schedules are omitted because of the absence of conditions under which they are required or because the required information is given in the Financials Statements or the Notes thereto.

FINANCIAL STATEMENTS OF EYEWONDER, INC.

Years ended December 31, 2009 and 2008

FINANCIAL STATEMENTS OF EYEWONDER, INC.

Years ended December 31, 2008 and 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Limelight Networks, Inc.

We have audited the accompanying consolidated balance sheets of Limelight Networks, Inc. as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2009. Our audits also included the financial statement schedule listed in Item 15(a). These consolidated financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Limelight Networks, Inc. at December 31, 2009 and 2008, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, Limelight Networks, Inc. adopted ASC Topic 260 Determining Whether Instruments Granted in Share — Based Payment Transactions are Participating Securities on January 1, 2009.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Limelight Networks, Inc.’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 12, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Phoenix, Arizona

March 12, 2010

Limelight Networks, Inc.

Consolidated Balance Sheets

(In thousands, except per share data)

	December 31,
	2009	2008
Assets
Current assets:
Cash and cash equivalents	$89,509	$138,180
Marketable securities	64,870	36,463
Accounts receivable, net of reserves of $9,226 and $7,565 at December 31, 2009 and 2008, respectively	26,363	33,482
Income taxes receivable	617	7
Prepaid expenses and other current assets	9,654	7,834

Total current assets	191,013	215,966
Property and equipment, net	35,524	40,185
Marketable securities	12	13
Goodwill	619	—
Other intangible assets, net	370	—
Other assets	8,132	628

Total assets	$235,670	$256,792

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$5,144	$8,920
Deferred revenue, current portion	12,199	9,865
Provision for litigation	—	65,645
Other current liabilities	14,140	14,928

Total current liabilities	31,483	99,358
Deferred revenue, less current portion	1,377	7,303
Deferred income tax, less current portion	10	—

Total liabilities	32,870	106,661
Commitments and contingencies
Stockholders’ equity:
Convertible preferred stock, $0.001 par value; 7,500 shares authorized; 0 shares issued and outstanding	—	—
Common stock, $0.001 par value; 150,000 shares authorized; 85,011 and 83,405 shares issued and outstanding at December 31, 2009 and 2008, respectively	85	83
Additional paid-in capital	308,537	290,593
Accumulated other comprehensive income	93	260
Accumulated deficit	(105,915)	(140,805)

Total stockholders’ equity	202,800	150,131

Total liabilities and stockholders’ equity	$235,670	$256,792

The accompanying notes are an integral part of the consolidated financial statements.

Limelight Networks, Inc.

Consolidated Statements of Operations

(In thousands, except per share data)

	Years Ended December 31,
	2009	2008	2007
Revenue	$131,663	$129,530	$103,111
Cost of revenue:
Cost of services	61,572	58,186	44,802
Depreciation — network	24,051	25,675	20,739

Total cost of revenue	85,623	83,861	65,541

Gross margin	46,040	45,669	37,570
Operating expenses:
General and administrative	34,128	52,440	31,827
Sales and marketing	32,587	34,916	25,462
Research and development	7,937	7,365	5,504
Depreciation and amortization	2,351	1,356	857
Provision for litigation	(65,645)	17,515	48,130

Total operating expenses	11,358	113,592	111,780

Operating income (loss)	34,682	(67,923)	(74,210)
Other income (expense):
Interest expense	(39)	(55)	(1,418)
Interest income	1,345	5,098	5,153
Other income (expense)	(14)	(171)	(144)

Total other income (expense)	1,292	4,872	3,591

Income (loss) before income taxes	35,974	(63,051)	(70,619)
Income tax expense	1,084	16	2,401

Net income (loss)	$34,890	$(63,067)	$(73,020)

Net income (loss) per weighted average share:
Basic	$0.41	$(0.76)	$(1.26)

Diluted	$0.40	$(0.76)	$(1.26)

Shares used in per share weighted average share calculation:
Basic	84,202	82,932	57,982
Diluted	87,972	82,932	57,982

The accompanying notes are an integral part of the consolidated financial statements.

Limelight Networks, Inc.

Consolidated Statements of Stockholders’ Equity

(In thousands)

	Series A Preferred Stock		Series B Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2006	5,070	$5	39,870	$40	21,832	$22	$41,803	$(113)	$(4,718)	$37,039
Net loss	—	—	—	—	—	—	—	—	(73,020)	(73,020)
Change in unrealized gains (losses) on investments, net of tax of $74	—	—	—	—	—	—	—	223	—	223
Foreign exchange translation	—	—	—	—	—	—	—	(4)	—	(4)

Comprehensive loss	—	—	—	—	—	—	—	—	—	(72,801)
Issuance of common stock, net of offering costs of $3,990	—	—	—	—	14,900	15	203,850	—	—	203,865
Conversion of Series A preferred stock to common stock	(5,070)	(5)	—	—	5,070	5	—	—	—	—
Conversion of Series B preferred stock to common stock	—	—	(39,870)	(40)	39,870	40	—	—	—	—
Exercise of common stock options	—	—	—	—	771	1	196	—	—	197
Exercise of common stock warrants	—	—	—	—	98	—	14	—	—	14
Vesting of restricted common stock	—	—	—	—	—	—	3,201	—	—	3,201
Vesting of early exercised stock options	—	—	—	—	—	—	610	—	—	610
Excess tax benefit related to stock option exercise	—	—	—	—	—	—	1,596	—	—	1,596
Escrow funds returned from share repurchase	—	—	—	—	—	—	4,607	—	—	4,607
Share-based compensation	—	—	—	—	—	—	15,709	—	—	15,709

Balance at December 31, 2007	—	—	—	—	82,541	83	271,586	106	(77,738)	194,037

Limelight Networks, Inc.

Consolidated Statements of Stockholders’ Equity — (continued)

(In thousands)

	Series A Preferred Stock		Series B Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount	Shares	Amount
Net loss	—	—	—	—	—	—	—	—	(63,067)	(63,067)
Change in unrealized gains (losses) on investments	—	—	—	—	—	—	—	(125)	—	(125)
Foreign exchange translation	—	—	—	—	—	—	—	279	—	279

Comprehensive loss	—	—	—	—	—	—	—	—	—	(62,913)
Exercise of common stock options	—	—	—	—	645	—	225	—	—	225
Vesting of restricted stock units	—	—	—	—	337	—	—	—	—	—
Restricted stock units surrendered in lieu of taxes	—	—	—	—	(75)	—	(169)	—	—	(169)
Cancellation of restricted stock	—	—	—	—	(43)	—	—	—	—	—
Escrow funds returned from share repurchase	—	—	—	—	—	—	1,070	—	—	1,070
Reversal of tax benefit related to NOL	—	—	—	—	—	—	(177)	—	—	(177)
Share-based compensation	—	—	—	—	—	—	18,058	—	—	18,058

Balance at December 31, 2008	—	—	—	—	83,405	83	290,593	260	(140,805)	150,131
Net income	—	—	—	—	—	—	—	—	34,890	34,890
Change in unrealized gains (losses) on investments	—	—	—	—	—	—	—	104	—	104
Foreign exchange translation	—	—	—	—	—	—	—	(271)	—	(271)

Comprehensive income	—	—	—	—	—	—	—	—	—	34,723
Exercise of common stock options	—	—	—	—	722	1	273	—	—	274
Vesting of restricted stock units	—	—	—	—	845	1	(1)	—	—	—
Restricted stock units surrendered in lieu of taxes	—	—	—	—	(174)	—	(753)	—	—	(753)
Issuance of common stock for acquisition of a business	—	—	—	—	213	—	962	—	—	962
Share-based compensation	—	—	—	—	—	—	17,463	—	—	17,463

Balance at December 31, 2009	—	$—	—	$—	85,011	$85	$308,537	$93	$(105,915)	$202,800

Limelight Networks, Inc.

Consolidated Statements of Cash Flows

(In thousands)

	Years Ended December 31,
	2009	2008	2007
Operating activities
Net income (loss)	$34,890	$(63,067)	$(73,020)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Depreciation and amortization	26,402	27,031	21,596
Share-based compensation	17,463	18,058	18,910
Deferred income tax expense (benefit)	—	(91)	318
Provision for litigation	(65,645)	17,515	48,130
Foreign currency (gain) loss	201	(167)	42
Excess tax shortfalls (benefits) related to stock option exercises	—	177	(1,596)
Accounts receivable charges	5,013	9,250	5,805
Accretion of debt discount	—	—	424
Accretion of marketable securities	(366)	(427)	(805)
Loss on marketable securities	—	71	387
Gain on sale of property and equipment	—	—	—
Changes in operating assets and liabilities:
Accounts receivable	2,348	(21,326)	(9,686)
Prepaid expenses and other current assets	(1,863)	(2,253)	(1,458)
Income taxes receivable	(600)	1,953	2,616
Other assets	(7,396)	816	(687)
Accounts payable	(5,204)	(2,890)	(1,982)
Accounts payable, related parties	—	(230)	(551)
Deferred revenue	(3,591)	4,742	12,229
Other current liabilities	(2,114)	4,807	3,119
Other long term liabilities	—	(770)	740

Net cash (used in) provided by operating activities	(462)	(6,801)	24,531
Investing activities
Purchase of marketable securities	(71,235)	(65,125)	(109,570)
Sale of marketable securities	43,300	112,150	27,300
Purchase of property and equipment	(20,407)	(17,432)	(22,255)
Cash acquired in business acquisition	22	—	—

Net cash (used in) provided by investing activities	(48,320)	29,593	(104,525)
Financing activities
Payments on credit facilities	—	—	(23,818)
Borrowings on line of credit	—	—	1,500
Payments on line of credit	—	—	(1,500)
Payments on capital lease obligations	—	—	(250)
Escrow funds returned from share repurchase	—	1,070	4,607
Excess tax benefits related to stock option exercises	—	(177)	1,596
Proceeds from exercise of stock options and warrants	274	225	211
Proceeds from initial public offering, net of issuance costs	—	—	203,865

Net cash provided by financing activities	274	1,118	186,211

Effect of exchange rate changes on cash	(163)	446	(4)

Net (decrease) increase in cash and cash equivalents	(48,671)	24,356	106,213

Cash and cash equivalents, beginning of year	138,180	113,824	7,611

Cash and cash equivalents, end of year	$89,509	$138,180	$113,824

Supplement disclosure of cash flow information
Cash paid during the year for interest	$—	$—	$1,020

Cash paid during the year for income taxes	$1,017	$235	$360

Property and equipment remaining in accounts payable	$1,162	$2,881	$4,049

Property and equipment purchases remaining in accruals	$358	$641	$476

Equity issued in connection with Kiptronic Inc. asset acquisition	$962	$—	$—

The accompanying notes are an integral part of the consolidated financial statements.

Limelight Networks, Inc.

Notes to Consolidated Financial Statements

December 31, 2009

1. Nature of Business

Limelight Networks, Inc. (the Company) is a provider of high-performance content delivery network (CDN) services. The Company delivers content for traditional and emerging media companies, or content providers, including businesses operating in the television, music, radio, newspaper, magazine, movie, videogame, software and social media industries as well as enterprises and government entities doing business online. The Company was formed in June 2001 as an Arizona limited liability company, Limelight Networks, LLC, and converted into a Delaware corporation, Limelight Networks, Inc., in August 2003. The Company has operated in the Phoenix metropolitan area since 2001 and elsewhere throughout the United States since 2003. The Company began international operations in 2004.

2. Summary of Significant Accounting Policies and Use of Estimates

Basis of Presentation

The consolidated financial statements include accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated. The accompanying consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (GAAP) and pursuant to the rules and regulations of the Securities and Exchange Commission (SEC). These principles require management to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, together with amounts disclosed in the related notes to the consolidated financial statements. Actual results and outcomes may differ from management’s estimates, judgments and assumptions. Significant estimates used in these financial statements include, but are not limited to, revenues, accounts receivable and related reserves, useful lives and realizability of long-term asset, provision for litigation, capitalized software, income and other taxes and the fair value of share-based compensation. Estimates are periodically reviewed in light of changes in circumstances, facts and experience. The effects of material revisions in estimates are reflected in the consolidated financial statements prospectively from the date of the change in estimate. The results of operations presented in this Annual Report on Form 10-K are not necessarily indicative of the results that may be expected for the year ending December 31, 2010 or for any future periods.

Effect of Recent Accounting Pronouncements

As of January 1, 2009, the Company adopted ASC Topic 260 (ASC 260), (formerly FSP No. EITF 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities). The standard clarifies that unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents, whether paid or unpaid, are participating securities and requires such awards be included in the computation of earnings per share (EPS) pursuant to the two-class method. The Company has awarded restricted stock which included non-forfeitable dividend rights. The Company has applied this guidance in the earnings per share calculation as of December 31, 2009, 2008 and 2007. The impact of adoption changed previously reported net loss per share from ($0.77) to ($0.76) per share for the year ended December 31, 2008 and from ($1.30) to ($1.26) for the year ended December 31, 2007 in the accompanying financial statements.

Revenue Recognition

The Company primarily derives revenue from the sale of content delivery network services to customers executing contracts having terms of one year or longer. These contracts generally commit the customer to a minimum monthly or annual level of usage and provide the rate at which the customer must pay for actual usage above the monthly or annual minimum. For these services, the Company recognizes the monthly minimum as revenue each month provided that an enforceable contract has been signed by both parties, the service has been delivered to the customer, the fee for the service is fixed or determinable and collection is reasonably assured. Should a customer’s usage of the Company’s services exceed the monthly minimum, the Company recognizes revenue for such excess in the period of the usage. For annual or other non-monthly period revenue commitments, the Company recognizes revenue monthly based upon the customer’s actual usage each month of the commitment period and only recognizes any remaining committed amount for the applicable period in the last month thereof. The Company typically charges the customer an installation fee when the services are first activated. The installation fees are recorded as deferred revenue and recognized as revenue ratably over the estimated life of the customer arrangement. The Company also derives revenue from services and events sold as discrete, non-recurring events or based solely on usage. For these services, the Company recognizes revenue after an enforceable contract has been signed by both parties, the fee is fixed or determinable, the event or usage has occurred and collection is reasonably assured.

The Company has on occasion entered into multi-element arrangements. When the Company enters into such arrangements, each element is accounted for separately over its respective service period or at the time of delivery, provided that there is objective evidence of fair value for the separate elements. Objective evidence of fair value includes the price charged for the element when sold separately. If the fair value of each element cannot be objectively determined, the total value of the arrangement is recognized ratably over the entire service period to the extent that all services have begun to be provided, and other revenue recognition criteria has been satisfied.

If the multi-element arrangement includes a significant software component, the Company recognizes software license revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collection of the receivable is reasonable assured. If a software license contains an undelivered element, the vendor-specific objective evidence (VSOE) of fair value of the undelivered element is deferred and the revenue recognized once the element is delivered. The undelivered elements are primarily software support and professional services. VSOE of fair value of software support and professional services is based upon hourly rates or fixed fees charged when those services are sold separately. If VSOE cannot be established for all elements to be delivered, the Company defers all amounts received under the arrangement and does not begin to recognize revenue until the delivery of the last element of the contract has started. Subsequent to commencement of delivery of the last element, the Company commences revenue recognition. Amounts to be received under the contract are then included in the amortizable base and then recognized as revenue ratably over the remaining term of the arrangement until the Company has delivered all elements and has no additional performance obligations.

One of the Company’s multi-element arrangements provide for consulting services related to the development of a custom CDN solution, the cross-license of certain technologies, including certain components of the Company’s CDN software and technology, and post-contract customer support (PCS) for both the custom CDN solution and the software component (the Multi-Element Arrangement). The agreement also contains a commitment by the customer to transmit a certain amount of traffic over the Company’s network during a five-year period from commencement of the agreement or be subject to penalty payments. The Company does not have VSOE of fair value to allocate the fee to the separate elements of the Multi-Element Arrangement as it has not licensed the intellectual property and software components, nor PCS separately. Accordingly the Company will recognize the revenues related to the professional services, license and PCS ratably over the four-year period over which the PCS has been contracted as allowed for by ASC 985-605. Because delivery of the license and PCS elements of this arrangement had not occurred at June 30, 2007, revenue on all services provided to this customer during the three months ended June 30, 2007, including the ongoing content delivery services, and the direct incremental costs incurred associated with these revenues, were deferred until such time as delivery occurs and PCS has commenced. Concurrently with the signing of the Multi-Element Arrangement, the Company also extended and amended a content delivery contract entered into originally in 2005. The arrangement for transmitting content is not a required element of the new software and node development project commencing under the Multi-Element Arrangement. The Company will continue to receive payments on a usage basis under the content delivery contract. Given that the services are priced at market rates and subject to regular adjustments and are cancelable with thirty days’ notice, the amount of revenue and pricing is considered variable and contingent until services are delivered. As such, the Company has attributed revenue for the service as one that is contingent and becomes measurable as the services are delivered under the terms of the content delivery contract. Accordingly, the Company will record revenue on a monthly basis in an amount based upon usage. Because the content delivery agreement was amended concurrently with the Multi-Element Arrangement, the Company deferred revenue recognition until commencement of delivery of the last element of the Multi-Element Arrangement, which was determined to be July 27, 2007. During the years ended December 31, 2009, 2008 and 2007, the Company recognized approximately $6.9 million, $5.1 million and $4.3 million, respectively, in revenue and approximately $0.1 million, $0.1 million and $0.7 million, respectively, in costs of revenue. As of December 31, 2009, the Company had remaining deferred revenue related to the Multi-Element Arrangement of $8.7 million, which is expected to be recognized ratably over the remaining 14 month contract period and had remaining related deferred costs of $0.1 million which are amortized over the same period.

The Company also sells services through a reseller channel. Assuming all other revenue recognition criteria are met, revenue from reseller arrangements is recognized over the term of the contract, based on the reseller’s contracted non-refundable minimum purchase commitments plus amounts sold by the reseller to its customers in excess of the minimum commitments. These excess commitments are recognized as revenue in the period in which the service is provided. The Company records revenue under these agreements on a net or gross basis depending upon the terms of the arrangement. The Company typically records revenue gross when it has risk of loss, latitude in establishing price, credit risk and is the primary obligor in the arrangement.

The Company has entered into a multi-element arrangement that provides for assisting in the build-out of a reseller’s custom CDN solution, including monthly management of the custom CDN solution and post professional services. The agreement contains a quarterly and annual commitment by the reseller to transmit a certain amount of traffic over the Company’s network for thirteen quarters or be subject to penalty payments. The Company does not have support for standalone value associated with the build out of the customer CDN solution for this arrangement. The Company will recognize the revenue related to the build-out, monthly management services, committed traffic and professional services ratably over seventeen quarters, ending on December 31, 2013. The arrangement also allows for us to record revenue under certain circumstances for traffic delivered above the minimum quarterly and annual committed amount.

Because delivery of the build-out of the custom CDN solution had not occurred at December 31, 2009, revenue on all services provided to this reseller during 2009, including the minimum content delivery services, and the direct incremental costs incurred associated with these revenues, were deferred until such time as delivery occurs and traffic has commenced as of December 31, 2009, the Company had deferred revenue related to this arrangement of approximately $0.8 million.

From time to time, the Company enters into contracts to sell services to unrelated companies at or about the same time the Company enters into contracts to purchase products or services from the same companies. If the Company concludes that these contracts were negotiated concurrently, the Company records as revenue only the net cash received from the vendor. For certain non-cash arrangements whereby the Company provides rack space and bandwidth services to several companies in exchange for advertising the Company records barter revenue and expense if the services are objectively measurable. The various types of advertising include radio, website, print and signage. The Company recorded barter revenue and expense of approximately $185,000, $487,000 and $854,000, for the years ended December 31, 2009, 2008, and 2007, respectively.

The Company may from time to time resell licenses or services of third parties. Revenue for these transactions is recorded when the Company has risk of loss related to the amounts purchased from the third party and the Company adds value to the license or service, such as by providing maintenance or support for such license or service. If these conditions are present, the Company recognizes revenue when all other revenue recognition criteria are satisfied.

At the inception of a customer contract for service, the Company makes an assessment as to that customer’s ability to pay for the services provided. If the Company subsequently determines that collection from the customer is not reasonably assured, the Company records an allowance for doubtful accounts and bad debt expense or deferred revenue for all of that customer’s unpaid invoices and ceases recognizing revenue for continued services provided until cash is received.

Cash and Cash Equivalents

The Company holds its cash and cash equivalents in checking, money market, and investment accounts with a minimum credit rating of at least A1/P1. The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

Investments in Marketable Securities

Management determines the appropriate classification of its debt and equity securities at the time of purchase and reevaluates such classification as of each balance sheet date. Realized gains and losses and declines in value judged to be other than temporary are determined based on the specific identification method and is reported in the statements of operations.

The Company has classified its investments in equity and debt securities as available-for-sale. Available-for-sale investments are initially recorded at cost with temporary changes in fair value periodically adjusted through comprehensive income. The Company periodically reviews its investments for other-than-temporary declines in fair value based on the specific identification method and writes down investments to their fair value when an other-than-temporary decline has occurred.

The following is a summary of available-for-sale securities at December 31, 2009 (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Government agency bonds	$46,153	$16	$(33)	$46,136
Commercial paper	8,996	—	—	8,996
Corporate notes and bonds	9,631	108	(1)	9,738

Total available-for-sale debt securities	64,780	124	(34)	64,870
Publicly traded common stock	13	—	(1)	12

Total available-for-sale securities	$64,793	$124	$(35)	$64,882

At December 31, 2009, the Company evaluated its investment portfolio in available-for-sale debt securities, and noted unrealized losses of $34,000 were due to fluctuations in interest rates. Management does not believe any of the unrealized losses represented an other-than-temporary impairment based on its evaluation of available evidence as of December 31, 2009. The Company’s intent is to hold these investments to such time as these assets are no longer impaired.

Expected maturities can differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties, and the Company views its available-for-sale securities as available for current operations.

At December 31, 2009, the Company evaluated its investment portfolio in publicly traded common stock to determine if there had been decline in market value that was considered to be other-than-temporary. At December 31, 2009, the Company concluded that the decline in publicly traded common stock was temporary and adjusted it to fair value through comprehensive income.

The amortized cost and estimated fair value of the available-for-sale debt securities at December 31, 2009, by maturity, are shown below (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Available-for-sale debt securities
Due in one year or less	$62,223	$124	$(27)	$62,320
Due after one year and through five years	2,557	—	(7)	2,550

	$64,780	$124	$(34)	$64,870

The following is a summary of available-for-sale securities at December 31, 2008 (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Government agency bonds	$15,002	$36	$—	$15,038
Commercial paper	4,282	8	—	4,290
Corporate notes and bonds	17,195	62	(122)	17,135

Total available-for-sale debt securities	36,479	106	(122)	36,463
Publicly traded common stock	16	—	(3)	13

Total available-for-sale securities	$36,495	$106	$(125)	$36,476

The amortized cost and estimated fair value of the available-for-sale debt securities at December 31, 2008, by maturity, are shown below (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Available-for-sale debt securities
Due in one year or less	$19,384	$44	$—	$19,428
Due after one year and less than two years	17,095	62	(122)	17,035

	$36,479	$106	$(122)	$36,463

Accounts Receivable

Trade accounts receivable are recorded at the invoiced amounts and do not bear interest. The Company records reserves against its accounts receivable balance for service credits and for doubtful accounts. Estimates are used in determining both of these reserves. The allowance for doubtful accounts charges are included as a component of general and administrative expenses.

The Company’s reserve for service credits increases as a result of specific service credits that are expected to be issued to customers during the ordinary course of business, as well as for billing disputes. These credits typically relate to customer disputes and billing adjustments and are recorded as a reduction of revenues. Decreases to the reserve are the result of actual credits being issued to customers, causing a corresponding reduction in accounts receivable.

During June 2009, the Company modified its approach to estimate the allowance for doubtful accounts. The Company began calculating the allowance for doubtful accounts using the aging of the accounts receivable method. Under this method, the allowance for doubtful accounts is based upon a calculation that uses the Company’s aging of accounts receivable and applies a reserve percentage to the specific age of the receivable to estimate the allowance for bad debt. Prior to June 2009 the allowance for doubtful accounts was determined based upon a review of outstanding balances and payment history on a customer-specific, account-by-account basis and certain percentages were applied to specific accounts. This modification did not materially effect the reserves required. These estimates could change significantly if the Company’s customers’ financial condition changes or if the economy in general deteriorates. The Company performs ongoing credit evaluations of its customers. If such an evaluation indicates that payment is no longer reasonably assured for current services provided, any future services provided to that customer will result in the deferral of revenue until the Company receives payment or it determines payment is reasonable assured.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation or amortization. Depreciation and amortization are computed using the straight-line and accelerated methods over the assets’ estimated useful lives of the applicable asset.

Network equipment	3 years
Computer equipment	3 years
Capitalized software	3 years
Furniture and fixtures	3-5 years
Other equipment	3-7 years

Leasehold improvements are amortized over the shorter of the asset’s estimated useful life or the respective lease term. Maintenance and repairs are charged to expense as incurred.

Goodwill and Other Intangible Assets

Goodwill represents costs in excess of fair values assigned to the underlying net assets of the acquired company. Goodwill is not amortized but instead is tested for impairment annually or more frequently if events or changes in circumstances indicate the asset might be impaired.

The Company’s other intangible assets represent existing technologies, domain names and customer relationships and contracts intangibles. Other intangible assets are amortized over their respective estimated lives, ranging from one to four years. In the event that facts and circumstances indicate intangibles or other long-lived assets may be impaired, the Company evaluates the recoverability and estimated useful lives of such assets.

Long-Lived Assets

The Company reviews its long-lived assets for impairment annually. Whenever events or circumstances indicate that the carrying amount of an asset may not be fully recoverable, the Company would recognize an impairment loss if the sum of the expected long-term undiscounted cash flows that the long-lived asset is expected to generate is less than the carrying amount of the long-lived asset being evaluated. The Company treats any write-downs as permanent reductions in the carrying amounts of the assets. The Company believes the carrying amounts of its assets at December 31, 2009 and 2008 are fully realizable and has not recorded any impairment losses.

Deferred Rent and Lease Accounting

The Company leases bandwidth, co-location and office space in various locations. At the inception of each lease, the Company evaluates the lease terms to determine whether the lease will be accounted for as an operating or a capital lease. The term of the lease used for this evaluation includes renewal option periods only in instances where the exercise of the renewal option can be reasonably assured and failure to exercise the option would result in an economic penalty. The Company records tenant improvement allowances granted under the lease agreements as leasehold improvements within property and equipment and within deferred rent.

For leases that contain rent escalation provisions, the Company records the total rent payable during the lease term, as determined above, on a straight-line basis over the term of the lease (including any “rent free” period beginning upon possession of the premises), and records any difference between the actual rent paid and the straight-line rent expense recorded as increases or decreases in deferred rent.

Cost of Revenue

Cost of revenues consists primarily of fees paid to network providers for bandwidth and backbone, costs incurred for non settlement free peering and connection to Internet service provider networks or ISPs and fees paid to data center operators for housing network equipment in third party network data centers, also known as co-location costs. Cost of revenues also includes employee costs, network storage costs, cost of professional services, costs of licenses, and depreciation of network equipment. The Company enters into contracts for bandwidth with third party network providers with terms typically ranging from several months to five years. These contracts generally commit the Company to pay minimum monthly fees plus additional fees for bandwidth usage above contracted minimums. A significant portion of the CDN traffic delivery is completed through direct connection to Internet service provider networks, called peering, generally at no charge. This avoids entirely the bandwidth cost associated with the delivery. The Company does not consider these relationships to represent the culmination of an earnings process. Accordingly, the Company does not recognize as revenue the value to the ISPs associated with the use of the Company’s servers nor does the Company recognize as expense the value of the rack space and bandwidth received at no cost.

Research and Development and Software Development Costs

The Company charges research and development costs, other than certain software development costs, to expense as incurred. Software development costs incurred subsequent to the establishment of technological feasibility and prior to the introduction into the Company’s content delivery network are capitalized and amortized to cost of revenue over the estimated useful life of the related software. There were no costs capitalized at December 31, 2009, 2008 or 2007, respectively, because the costs incurred from technological feasibility to the introduction into the network were immaterial.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company records net deferred tax assets to the extent it believe these assets will more likely than not be realized. In making such determination, the Company considers all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent financial operations. In the event the Company was to determine that it would be able to realize its deferred income tax assets in the future in excess of their net recorded amount, the Company would make an adjustment to the valuation allowance which would reduce the provision for income taxes.

The Company recognizes uncertain income tax positions in its financial statements when it is more-likely-than-not the position will be sustained upon examination.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents approximate fair value due to the short maturity of those instruments. The respective fair values of investments are determined based on quoted market prices, which approximate fair values. The carrying amounts of accounts receivable, accounts payable and accrued liabilities reported in the consolidated balance sheets approximate their respective fair values because of the immediate or short-term maturity of these financial instruments.

Use of Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. Significant estimates used in these financial statements include, but are not limited to, revenues, accounts receivable and related reserves, useful lives and realizability of long-term asset, provision for litigation, capitalized software, income and other taxes, the fair value of share-based compensation and other contingent liabilities.

Recently Issued Accounting Pronouncements

In October 2009, the FASB issued a new accounting standard which provides guidance for arrangements with multiple deliverables. Specifically, the new standard requires an entity to allocate consideration at the inception of an arrangement to all of its deliverables based on the relative selling prices. In absence of the vendor specific objective evidence or third party evidence of the selling price, consideration must be allocated to the deliverables based on management’s best estimate of the selling prices. In addition, the new standard eliminates the use of the residual method of allocation. In October 2009, the FASB also issued a new accounting standard which changes revenue recognition for tangible products containing software and hardware elements. Specifically, tangible products containing software and hardware that function together to deliver the tangible products’ essential functionality are scoped out of the existing software revenue recognition guidance and will be accounted for under the multiple-element arrangements revenue recognition guidance discussed above. Both standards will be effective for the Company in the first quarter of 2011. Early adoption is permitted. The Company will adopt these new accounting standards in the first quarter of 2011 using the prospective method and it does not expect the adoption will have a material impact on its consolidated financial statements. Had the Company adopted these new accounting standards in 2009, the impact on its consolidated financial statements would have been immaterial.

In January 2010, the FASB issued a new accounting standard that clarifies the scope of the decrease in ownership provisions and expands the disclosure requirements about deconsolidation of a subsidiary or de-recognition of a group of assets. The standard is effective beginning in the first interim or annual reporting period ending on or after December 15, 2009. The amendments in the standard must be applied retrospectively to the first period that an entity adopted SFAS 160. The adoption of the standard did not have any material impact on the Company’s financial position, results of operations or cash flows.

In January 2010, the FASB issued a new accounting standard that requires new disclosures and clarifies certain existing disclosure requirements about fair value measurements. The standard requires a reporting entity to disclose significant transfers in and out of Level 1 and Level 2 fair value measurements, to describe the reasons for the transfers and to present separately information about purchases, sales, issuances and settlements for fair value measurements using significant unobservable inputs. The standard is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements, which is effective for interim and annual reporting periods beginning after December 15, 2010; early adoption is permitted. The Company is currently evaluating this new standard.

3. Business Acquisition

On May 20, 2009 the Company entered into an asset purchase agreement to acquire substantially all of the assets of Kiptronic Inc. (Kiptronic) for approximately $1.0 million. The aggregate purchase price of approximately $1.0 million consisted of 213,334 shares of the Company’s common stock. The fair value of the common shares issued as consideration for Kiptronic was determined on the basis of the closing market price of the Company’s common shares on the acquisition date. In addition, the Company incurred $0.1 million of transaction costs, which primarily consisted of fees for legal and financial advisory services. These transaction costs are included in general and administrative expenses in the Company’s statement of operations for the year ended December 31, 2009. The Company’s consolidated financial statements include the results of operations of Kiptronic from the date of acquisition. The historical results of operations of Kiptronic were not significant to the Company’s consolidated results of operations for the periods presented. The total purchase consideration was allocated to the assets acquired and liabilities assumed at their estimated fair values as of the date of acquisition, as determined by management and, with respect to identifiable intangible assets, by management with the assistance of an appraisal provided by a third party valuation firm. The purchase price allocation was finalized during the quarter ended September 30, 2009. The excess of the purchase price over the amounts allocated to assets acquired and liabilities assumed has been recorded as goodwill. In accordance with current accounting standards, goodwill associated with the Kiptronic acquisition will not be amortized and will be tested for impairment at least annually (see Note 6). The allocation of the aggregate purchase price includes: tangible assets of $0.2 million, identifiable intangible assets of $0.5 million, assumed liabilities of $0.3 million, and goodwill of $0.6 million. Kiptronic develops mobility and monetization solutions for content publishers. The combination of the Company’s distributed computing and delivery platform with Kiptronic device-targeting and dynamic ad insertion technologies will allow the Company to provide media and entertainment companies a streamlined and scalable solution for the migration of media consumption from the PC to the wider variety of Internet-connected and mobile devices.

The following table presents the allocation of the purchase price for Kiptronic:

(In thousands)
Consideration:
Value of common stock issued	$962

Fair value of total consideration transferred	$962

Acquisition-related costs (included in general and administrative expenses)	$135

Recognized amounts of identifiable assets acquired and liabilities assumed:
Financial assets	$87
Property and equipment	96
Identifiable intangible assets	463
Financial liabilities	(303)

Total identifiable net assets	343
Goodwill	619

$962

The following were the identified intangible assets acquired and the respective estimated periods over which such assets will be amortized:

	Amount	Weighted Average useful life
	(In thousands)	(In years)
Existing technologies	$440	4.0
Domain names	11	1.0
Customer relationships and contracts	12	0.6

Total	$463

In determining the purchase price allocation, the Company considered, among other factors, its intention to use the acquired assets and the historical and estimated future demand for Kiptronic services. The fair value of intangible assets was based upon the market approach and the cost approach. In applying the market approach, the values of the intangible assets acquired were determined based upon the economic principal of competition. Although there is no established public market for intangible assets, the market approach can be utilized through the analysis of market-derived empirical transaction data. The market approach involves empirical market data involving comparable intangible assets and a comparison of the subject intangible assets to such comparable intangible assets. This method is sometimes referred to as the Net Avoided Royalty Method. In the Net Avoided Royalty Method, transactions involving the licensing of comparable intangible assets are analyzed and the value of an asset is estimated by capitalizing the royalty expense saved because the company owns the asset.

The relief-from-royalty method was used to value the existing technologies acquired from Kiptronic. The relief-from-royalty method estimates the cost savings that accrue to the owner of an intangible asset that would otherwise be required to pay royalties or license fees on revenues earned through the use of the asset. The royalty rate used is based on an analysis of empirical, market-derived royalty rates for guideline intangible assets. Typically, revenue is projected over the expected remaining useful life of the completed technology. The market-derived royalty rate is then applied to estimate the royalty savings. The key assumptions used in valuing the existing technologies are as follows: royalty rate of 10%, discount rate of 22%, tax rate of 39% and estimated average economic life of four years.

In determining the value of domain names, an analysis of the market for domain names was performed. This analysis shows that prices range from $499 to $3,300, with a median of $1,588. Management determined that the acquired domain names have an estimated value of $1,500 each. Appling a tax rate of 39% and adding the present value of the tax savings to the estimated value of the domain names the Company arrived at the aggregate fair value of the domain names.

The customer relationships and customer contracts were valued using the cost approach. In utilizing the cost approach, the Company estimates the costs that are associated with establishing the customer relationship and contact. These estimates are used to value the customer relationship and contracts net of the Company’s effective tax rate of 39% and the present value of the tax savings amortization. The key assumptions used in valuing the customer relationships and contracts were as follows: estimated salaries of functional personnel, man-hours per relationship, estimated attrition rate of 10% (customer relationships only), tax rate of 39% and estimated remaining economic life of 7 months.

The total weighted average amortization period for the intangible assets acquired from Kiptronic is 3.8 years. The intangible assets are being amortized based upon the pattern in which the economic benefits of the intangible assets are being utilized, which in general reflects the cash flows generated from such assets. The goodwill resulting from the Kiptronic acquisition is deductible for income tax purposes and will be amortized over 15 years.

Pending Acquisition

On December 21, 2009 the Company entered into an Agreement and Plan of Merger to acquire EyeWonder, Inc., a rich media ad serving vendor. Under the terms of the merger agreement, holders of EyeWonder securities outstanding at the completion of the merger will receive, in the aggregate, $62.0 million in cash, subject to certain adjustments described in the merger agreement, and 12,740,000 shares of the Company’s common stock. In addition, EyeWonder securityholders may receive up to 4,774,000 shares of the Company’s common stock and approximately $0.3 million in cash after the closing of the merger if certain performance metrics are satisfied.

4. Accounts Receivable

Accounts receivable include (in thousands):

	December 31,
	2009	2008
Accounts receivable	$29,457	$25,235
Unbilled accounts receivable	6,132	15,812

	35,589	41,047
Less: credit allowance	(1,190)	(930)
Less: allowance for bad debt	(8,036)	(6,635)

Total accounts receivable, net	$26,363	$33,482

5. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets include (in thousands):

	December 31,
	2009	2008
Prepaid bandwidth and backbone services	$3,511	$2,538
Non-income taxes receivable (VAT)	3,449	3,030
Interest receivable	413	388
Employee advances and prepaid recoverable commissions	147	149
Other	2,134	1,729

Total prepaid expenses and other current assets	$9,654	$7,834

The Company is subject to and has paid Value Added Tax (VAT) in certain foreign jurisdictions in which it operates. Based on analysis and application of the VAT laws in particular locations, the Company believes it is entitled to a refund of VAT previously paid.

In January and September 2009, the Company entered into multi-year arrangements with a telecommunications provider for additional bandwidth and backbone capacity. The agreements required the Company to make advanced payments for future services to be received.

6. Goodwill and Other Intangible Assets

The Company recorded goodwill and other intangible assets as a result its business acquisition of substantially all of the assets of Kiptronic that occurred on May 20, 2009.

The excess of the purchase price over the amounts allocated to assets acquired and liabilities assumed has been recorded as goodwill. As of December 31, 2009, the Company has recorded goodwill of approximately $0.6 million.

The Company reviews goodwill for impairment annually or whenever events or changes in circumstances indicate that the carrying amount may exceed their fair value. The Company concluded that it had one reporting unit and assigned the entire balance of goodwill to this reporting unit as of December 31, 2009.

Other intangible assets that are subject to amortization consist of the following (in thousands):

	December 31, 2009
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Existing technologies	$440	$(74)	$366
Domain names	11	(7)	4
Customer relationships and contracts	12	(12)	—

Total other intangible assets	$463	$(93)	$370

Aggregate expense related to amortization of other intangible assets for the year ended December 31, 2009, 2008 and 2007 was $0.1 million, $-0- and $-0-, respectively. Based on the Company’s other intangible assets as of December 31, 2009, aggregate expense related to amortization of other intangible assets is expected to be approximately $113,500, $110,000, $110,000 and $36,600 for fiscal years 2010, 2011, 2012 and 2013, respectively.

7. Property and Equipment

Property and equipment include (in thousands):

	December 31,
	2009	2008
Network equipment	$115,505	$96,698
Computer equipment	5,493	3,273
Furniture and fixtures	691	676
Leasehold improvements	2,812	2,221
Other equipment	473	446

	124,974	103,314
Less: accumulated depreciation	(89,450)	(63,129)

Total property and equipment, net	$35,524	$40,185

Depreciation and amortization expense was approximately $26.4 million, $27.0 million, and $21.6 million for the years ended December 31, 2009, 2008 and 2007, respectively.

8. Other Assets

Other assets include (in thousands):

	December 31,
	2009	2008
Prepaid bandwidth and backbone services	$7,413	$—
Vendor deposits and other	719	628

Total other assets	$8,132	$628

In January and September 2009, the Company entered into multi-year arrangements with a telecommunications provider for additional bandwidth and backbone capacity. The agreements required the Company to make advanced payments for future services to be received.

9. Other Current Liabilities

Other current liabilities include (in thousands):

	December 31,
	2009	2008
Accrued compensation and benefits	$2,827	$3,594
Accrued cost of revenue	2,822	3,491
Accrued legal fees	2,702	3,662
Income taxes payable	1,905	—
Non income taxes payable	747	1,492
Other accrued expenses	3,137	2,689

Total other current liabilities	$14,140	$14,928

The Company has determined that certain transactions are subject to sales tax in some of the states in which it operates. Accordingly, the Company has recorded a liability for those amounts which are probable and reasonably estimated.

10. Litigation

In June 2006, Akamai Technologies, Inc., or Akamai, and the Massachusetts Institute of Technology, or MIT, filed a lawsuit against the Company in the United States District Court for the District of Massachusetts alleging that the Company was infringing two patents assigned to MIT and exclusively licensed by MIT to Akamai, United States Patent No. 6,553,413 (the ‘413 patent) and United States Patent No. 6,108,703 (the ‘703 patent). In September 2006, Akamai and MIT expanded their claims to assert infringement of a third, recently issued patent United States Patent No. 7,103,645 (the ‘645 patent). In February 2008, a jury returned a verdict in this lawsuit, finding that the Company infringed four claims of the ‘703 patent at issue and rejecting the Company’s invalidity defenses for the period April 2005 through December 31, 2007. The jury awarded an aggregate of approximately $45.5 million which includes lost profits, reasonable royalties and price erosion damages. In addition, the jury awarded prejudgment interest which the Company estimated to be $2.6 million at December 31, 2007. The Company recorded an aggregate $48.1 million as a provision for litigation as of December 31, 2007. During the year ended December 31, 2008, the Company estimated its revenue from alleged infringing methods totaled approximately 25% of total revenue. The Company recorded a potential additional provision for litigation totaling $15.5 million, plus additional interest of $2.0 million, for the year ended December 31, 2008. The total provision for litigation at December 31, 2008 was $65.6 million.

On July 1, 2008, the court denied the Company’s Motions for Judgment as a Matter of Law (JMOL), Obviousness, and a New Trial. The court also denied Akamai’s Motion for Permanent Injunction as premature and its Motions for Summary Judgment regarding the Company’s equitable defenses. The court conducted a bench trial in November 2008 regarding the Company’s equitable defenses. The Company also filed a motion for reconsideration of the court’s earlier denial of the Company’s motion for JMOL. The Company’s motion for JMOL was based largely upon a clarification in the standard for a finding of joint infringement articulated by the Federal Circuit in the case of Muniauction, Inc. v. Thomson Corp. (the Muniauction Case), released after the court denied the Company’s initial motion for JMOL. On April 24, 2009 the court issued its order and memorandum setting aside the adverse jury verdict and ruling that the Company did not infringe Akamai’s ‘703 patent and that the Company is entitled to judgment as a matter of law. Based upon the court’s April 24, 2009 order the Company has reversed the $65.6 million provision for litigation previously recorded for this lawsuit as the Company no longer believes that payment of any amounts represented by the litigation provision is probable. The court entered final judgment in favor of the Company on May 22, 2009, and Akamai filed its notice of appeal of the court’s decision on May 26, 2009 and its appeal brief on September 15, 2009 with the United States Court of Appeals for the Federal Circuit. The Company filed its reply brief on December 9, 2009. The court has not yet set a hearing date. The Company intends to vigorously defend the action. The Company is not able at this time to estimate the range of potential loss nor, in light of the favorable court order, does it believe that a loss is probable. Therefore, there is no provision for this lawsuit in the Company’s financial statements.

Legal and other expenses associated with this case have been significant. The Company includes these litigation expenses in general and administrative expenses, as reported in its consolidated statement of operations. The Company expects that the litigation will continue to be expensive, time consuming and a distraction to its management in operating its business.

In December 2007, Level 3 Communications, LLC, or Level 3, filed a lawsuit against the Company in the United States District Court for the Eastern District of Virginia alleging that the Company was infringing certain patents Level 3 acquired from Savvis Communications Corp. In addition to monetary relief, including treble damages, interest, fees and costs, the complaint sought an order permanently enjoining the Company from conducting its business in a manner that infringed the relevant patents. A jury trial was conducted in the United States District Court for the Eastern District of Virginia in January 2009, and on January 23, 2009 the jury returned a verdict favorable to the Company finding that the Company did not infringe the Level 3 patents. The Company believes the jury verdict finding that the Company did not infringe the Level 3 patents is correct, and that the claims of infringement asserted against the Company by Level 3 in the litigation were without merit. The court denied Level 3’s subsequent motion for JMOL or alternatively for a new trial, and entered judgment in favor of the Company. Level 3 filed its notice of appeal of the court’s decision on July 21, 2009 and its appeal brief on October 5, 2009 with the United States court of Appeals for the Federal Circuit. The Company filed its reply brief on January 19, 2010. The court has not yet set a hearing date. The Company intends to vigorously defend the action. The Company is not able at this time to estimate the range of potential loss nor, in light of the favorable jury verdict, does it believe that a loss is probable. Therefore, there is no provision for this lawsuit in the Company’s financial statements.

In August 2007, the Company, certain of its officers and current and former directors, and the firms that served as the lead underwriters in the Company’s initial public offering were named as defendants in several purported class action lawsuits filed in the United States District Courts for the District of Arizona and the Southern District of New York. All of the New York cases were transferred to Arizona and consolidated into a single action. The plaintiffs’ consolidated complaint asserted causes of action under Sections 11, 12, and 15 of the Securities Act of 1933, as amended, on behalf of a purported class of individuals who purchased the Company’s common stock in its initial public offering and/or pursuant to its Prospectus. The complaint alleges, among other things, that the Company omitted and/or misstated certain facts concerning the seasonality of its business and the loss of revenue related to certain customers. On March 17, 2008, the Company and the individual defendants moved to dismiss all of the plaintiffs’ claims and a hearing was held on June 16, 2008. On August 8, 2008, the court granted the motion to dismiss, dismissing plaintiffs’ claims under Section 12 with prejudice and granting leave to amend the claims under Sections 11 and 15. Plaintiffs chose not to amend the claims under Sections 11 and 15, and on August 29, 2008 the court entered judgment in favor of the Company. On September 5, 2008, plaintiffs filed a notice of appeal, and appellate briefs were filed by the parties in January and February 2009. The Company believes that it and the individual defendants have meritorious defenses to the plaintiffs’ claims and intends to contest the lawsuits vigorously. In November 2009 the parties entered into a Memorandum of Understanding to settle this lawsuit for an amount well within the coverage limits of the primary carrier of our directors and officers liability insurance, and the Company is seeking court approval to finalize the settlement. The Company is not able at this time to estimate the range of potential loss nor, in light of the pending settlement does it believe that a loss is probable. Therefore, there is no provision for these lawsuits in the Company’s financial statements.

11. Net Income (Loss) Per Share

On January 1, 2009, the Company adopted ASC Topic 260 (ASC 260), (formerly FSP No. EITF 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities. ASC 260 addresses whether instruments granted in share-based payment awards are participating securities prior to vesting and therefore, must be included in the earnings allocation in calculating earnings per share under the two-class method described in ASC 260. The Company’s restricted stock qualifies as a participating security as defined by ASC 260 as the holders have the non-forfeitable right to receive dividends declared or paid with respect to such restricted stock. The Company has applied ASC 260 to the earnings per share calculations for all periods presented. The Company has included in the computation of outstanding shares approximately 248,000, 872,000 and 1,890,000, respectively of non-vested restricted stock for the years ended December 31, 2009, 2008 and 2007, respectively. The impact of adoption changed previously reported net loss per share for the years ended December 31, 2008 and 2007 from ($0.77) to ($0.76) per share and ($1.30) to ($1.26), per share, respectively.

The Company calculates basic and diluted earnings per share based on income available to common stockholders, which approximates net income for each period, and includes the restricted stock as participating securities. The Company uses the weighted-average number of common shares outstanding during the period, plus the restricted stock discussed above, for the computation of basic earnings per share using the two-class method. Diluted earnings per share include the dilutive effect of convertible stock options and restricted stock units in the weighted-average number of common shares outstanding.

The following table sets forth the components used in the computation of basic and diluted net income (loss) per share for the periods indicated (in thousands, except per share data):

	2009	2008	2007
Net income (loss) available to common stockholders	$34,890	$(63,067)	$(73,020)

Basic weighted average common shares	84,202	82,932	57,982

Basic weighted average common shares	84,202	82,932	57,982
Dilutive effect of stock options and restricted stock units	3,770	—	—

Diluted weighted average common shares	87,972	82,932	57,982

Basic net income (loss) per share	$0.41	$(0.76)	$(1.26)

Diluted net income (loss) per share	$0.40	$(0.76)	$(1.26)

The following outstanding options, common stock subject to repurchase and common stock warrants were excluded from the computation of diluted net loss per common share for the periods presented because including them would have had an antidilutive effect (in thousands):

	2009	2008	2007
Options to purchase common stock and stock subject to repurchase	4,415	2,168	4,105

12. Comprehensive Loss

The following table presents the calculation of comprehensive income (loss) and its components (in thousands):

	Years Ended December 31,
	2009	2008	2007
	(In thousands, except per share data)
Net income (loss)	$34,890	$(63,067)	$(73,020)
Other comprehensive income (loss), net of tax:
Unrealized gain (loss) on investments	104	(125)	223
Foreign exchange translation	(271)	279	(4)

Other comprehensive (loss) income	(167)	154	219

Comprehensive income (loss)	$34,723	$(62,913)	$(72,801)

For the periods presented, accumulated other comprehensive gain (loss) consisted of (in thousands):

	December 31,
	2009	2008
Net unrealized gain (loss) on investments, net of tax	$93	$(15)
Foreign currency translation	—	275

Total accumulated other comprehensive gain	$93	$260

In 2007, the Company recognized in interest income an impairment loss of $0.4 million related to an investment in a publicly traded equity security.

13. Notes Payable and Credit Facilities

Line of Credit — Bank

The Company had a $5.0 million bank Line of Credit that matured on October 31, 2009. The Company did not renew the Line of Credit. At December 31, 2008 the Company had no outstanding balance on the line of credit.

Interest expense during 2009 and 2008 was approximately $39,000 and $55,000, respectively and was comprised of the amortization of deferred financing costs.

Interest expense was approximately $1.5 million for the year ended December 31, 2007, which includes interest paid on the Company’s debt obligations and the amortization of deferred financing costs.

14. Warrants

The Company did not issue any warrants in 2009 or 2008 and there were no warrants outstanding at December 31, 2009 and 2008.

15. Stockholders’ Equity

Initial Public Offering (IPO)

On June 8, 2007, the Company completed an initial public offering of its common stock in which the Company sold and issued 14,900,000 shares of its common stock and selling stockholders sold 3,500,000 shares of the Company’s common stock, in each case at a price to the public of $15.00 per share. The common shares began trading on the Nasdaq Global Market on June 8, 2007. The Company raised a total of $223.5 million in gross proceeds from the IPO, or approximately $203.9 million in net proceeds after deducting underwriting discounts and commissions of approximately $15.6 million and other offering costs of approximately $4.0 million.

Conversion of Preferred Stock

On June 14, 2007, upon the closing of the Company’s IPO, all outstanding shares of the Company’s Series A and Series B Convertible Preferred Stock automatically converted into 44,940,261 shares of common stock on a 1-for-1 share basis.

Common Stock

The Board of Directors has authorized 150,000,000 shares of $0.001 par value Common Stock at December 31, 2009. The Company has reserved 9,253,000 unissued shares of Common Stock for options outstanding under the incentive compensation plan.

Preferred Stock

On June 13, 2007, the Company amended its certificate of incorporation to authorize the issuance of up to 7,500,000 shares of preferred stock. The preferred stock may be issued in one or more series pursuant to a resolution or resolutions providing for such issuance duly adopted by the Board of Directors. As of December 31, 2009, the Board of Directors had not adopted any resolutions for the issuance of preferred stock.

16. Share-Based Compensation

The Company measures all employee share-based payment awards using a fair-value method. The grant date fair value is determined using the Black-Scholes-Merton pricing model. The Black-Scholes-Merton valuation calculation requires the Company to make key assumptions such as future stock price volatility, expected terms, risk-free rates and dividend yield. The weighted-average expected term for stock options granted was calculated using the simplified method. The simplified method defines the expected term as the average of the contractual term and the vesting period of the stock option. The Company has estimated the volatility rates used as inputs to the model based on an analysis of the most similar public companies for which it has data. The selection of representative companies as well as in evaluating the available historical volatility data for these companies requires considerable judgment by the Company.

In computing share based compensation the Company develops an estimate of the number of share-based awards which it expects will be forfeited due to employee turnover and reduces share-based compensation based on this estimate. Changes in the estimated forfeiture rate may have a significant effect on share-based payments expense, as the effect of adjusting the rate for all expense amortization after January 1, 2006 is recognized in the period the forfeiture estimate is changed. If the actual forfeiture rate is higher than the estimated forfeiture rate, then an adjustment is made to increase the estimated forfeiture rate, which will result in a decrease to the expense recognized in the financial statements. If the actual forfeiture rate is lower than the estimated forfeiture rate, then an adjustment is made to decrease the estimated forfeiture rate, which will result in an increase to the expense recognized in the financial statements. The risk-free rate is based on the United States Treasury yield curve in effect at the time of grant. The Company has never paid cash dividends, and does not currently intend to pay cash dividends, and thus have assumed a 0% dividend yield.

The Company will continue to use judgment in evaluating the expected term, volatility and forfeiture rate related to the Company’s own stock-based awards on a prospective basis, and in incorporating these factors into the model. If the Company’s actual experience differs significantly from the assumptions used to compute the Company’s share-based compensation cost, or if different assumptions had been used, the Company may have recorded too much or too little share-based compensation cost.

Incentive Compensation Plans

The Company maintains Incentive Compensation Plans (the Plans) to attract, motivate, retain and reward high quality executives and other employees, officers, directors and consultants by enabling such persons to acquire or increase a propriety interest in the Company. The Plans are intended to be qualified plans under the Internal Revenue Code.

The Plans allow the Company to award stock option grants and restricted stock to employees, directors and consultants of the Company. Through December 31, 2009 the Company has granted awards to employees, directors and consultants. The exercise price of incentive stock options granted under the Plan may not be granted at less than 100% of the fair market value of the Company’s common stock on the date of the grant. Stock options and restricted stock are generally subjected to 4 year vesting with the first 25% of the grant vesting on the first anniversary date of the grant, with the remainder vesting monthly thereafter.

Data pertaining to stock option activity under the Plan is as follows:

	Number of Shares	Weighted Average Exercise Price
	(In thousands)
Balance at December 31, 2006	5,651	$2.98
Granted	4,725	8.77
Exercised	(771)	0.24
Cancelled	(1,131)	5.42

Balance at December 31, 2007	8,474	6.17
Granted	3,835	5.57
Exercised	(645)	0.34
Cancelled	(4,825)	8.21

Balance at December 31, 2008	6,839	4.94
Granted	2,454	4.56
Exercised	(722)	0.38
Cancelled	(711)	5.10

Balance at December 31, 2009	7,860	5.22

The following table summarizes the information about stock options outstanding and exercisable at December 31, 2009:

Options Outstanding				Options Exercisable
Exercise Price	Number of Shares Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number of Shares Exercisable	Weighted Average Exercise Price
	(In thousands)			(In thousands)
$ 0.00 — $ 1.50	1,347	5.98	$0.34	1,209	$0.33
$ 1.51 — $ 3.00	449	7.86	2.30	246	2.21
$ 3.01 — $ 4.50	1,292	9.04	3.69	240	3.34
$ 4.51 — $ 6.00	1,609	9.34	5.00	35	5.13
$ 6.01 — $ 7.50	2,160	7.38	6.45	784	6.43
$ 7.51 — $ 9.00	204	7.29	7.77	135	7.77
$ 9.01 — $10.50	10	7.86	9.93	10	9.93
$10.51 — $12.00	178	7.49	11.12	118	11.14
$12.01 — $13.50	7	7.85	12.52	4	12.52
$13.51 — $15.00	604	7.41	15.00	378	15.00

	7,860			3,159

The weighted-average grant-date fair value of options granted during the year ended December 31, 2009, 2008 and 2007 on a per-share basis was approximately $3.02, $4.03 and $9.25, respectively. The total intrinsic value of the options exercised during the years ended December 31, 2009, 2008 and 2007 was approximately $2.4 million, $2.3 million and $3.0 million, respectively. The aggregate intrinsic value of options outstanding at December 31, 2009 is $6.0 million.

The fair value of each new option awarded is estimated on the grant date using the Black-Scholes-Merton model using the assumptions noted in the following table:

	Years Ended December 31,
	2009	2008	2007
Expected volatility	77.17%	84.84%	84.47%
Expected term, years	5.47	5.83	5.79
Risk-free interest	3.81%	4.32%	4.71%
Expected dividends	0.00%	0.00%	0.00%

The Company recognizes expense using the straight-line attribution method. Unrecognized share-based compensation related to stock options totaled $17.2 million at December 31, 2009. The Company expects to amortize unvested stock compensation related to stock options over a weighted average period of 2.37 years at December 31, 2009.

The Company’s expected volatility is derived from its own volatility rate as a publicly traded company and historical volatilities of similar public companies within the Internet services and network industry. Each company’s historical volatility is weighted based on certain qualitative factors and combined to produce a single volatility factor used by the Company. The risk-free interest factor is based on the United States Treasury yield curve in effect at the time of the grant for zero coupon United States Treasury notes with maturities of approximately equal to each grant’s expected term. The expected term is calculated using the “short-cut” method provided in the Securities Exchange Commission’s Staff Accounting Bulletin No. 107, which takes into consideration the grant’s contractual life and the vesting periods. The Company estimates its forfeiture rate based on an analysis of its actual forfeitures and will continue to evaluate the adequacy of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover behavior, and other factors. Any impact from a forfeiture rate adjustment will be recognized in full in the period of the adjustment. During the year ended December 31, 2009, 2008 and 2007, the Company recorded share-based compensation related to stock options of approximately $8.6 million, $10.6 million and $15.7 million, respectively.

Effective May 15, 2008 the Company initiated a Stock Option/Restricted Stock Unit Exchange Offer (the Offer). Pursuant to the Offer, employees (other than executive officers) had the opportunity to exchange certain stock options issued by the Company after April 1, 2007 for restricted stock units (RSUs). The exchange ratio was one RSU in exchange for two stock options. The RSUs vest one-sixth on December 1, 2008 and one-sixth each six months thereafter such that all RSUs issued pursuant to the Offer will be vested no later than June 1, 2011. The Offer was carried out in accordance with tender offer documents filed with the SEC on May 15, 2008. The Offer expired June 16, 2008. In aggregate, 2,002,100 eligible stock options were tendered by eligible employees and 1,001,051 RSUs were issued in exchange pursuant to the Offer. In addition, the Company entered into agreements with executive officers whereby 875,000 stock options were exchanged for 437,500 RSUs. The Company determined this was a Type I (probable-to-probable) modification for substantially all of the tendered options. Accordingly, the Company measured the incremental fair value of the RSUs issued over that of the options tendered and recorded $29,000 of additional unrecognized share-based compensation related to the Offer. This additional unrecognized share-based compensation, as well as unrecognized share-based compensation related to the options tendered in the Offer, will be recognized over the vesting period of the RSUs using the straight-line method over the vesting period.

The Offer also included the exchange of performance-based stock options for one employee. At the time of the Offer, the Company determined the original award was not probable of being earned, and had not recorded any share-based compensation expense. As such, the exchange of this performance-based option for RSUs is considered to be a Type III (improbable to probable) modification. The Company measured the fair value of the RSUs issued in the Offer, and will recognize the expense using the straight-line method over the vesting period.

On May 13, 2008 the Company granted 537,500 RSUs to certain executive officers, The vesting of these RSUs began on December 1, 2008 and will continue vesting in increments of 1/6th every six months, such that all

RSUs granted will vest no later than June 1, 2011, subject to the individual continuing to be an employee of the Company through each relevant vesting date. On October 20, 2008, the Company issued one of its officers 350,000 RSUs. The vesting of these RSUs began on the one month anniversary of October 20, 2008 and an additional 1/48th on the 20th day of each calendar month thereafter, provided he continues to be a service provider to the Company through each date. On November 25, 2008, the Company issued one of its officers 100,000 RSUs. The vesting of the 100,000 RSUs, vest fifty percent (50%) 90 days after November 25, 2008, and fifty percent (50%) on the second anniversary of November 25, 2008. On December 29, 2008, the Company issued to one of its officers 150,000 RSUs. One sixteenth (1/16th ) of the RSUs vest on March 1, 2009, and 1/16th of the RSUs vest on each of June 1, September 1, December 1, and March 1 thereafter through and including December 1, 2012.

In November 2008, the Company entered into an Equity Award Amendment with the Company’s Chief Executive Officer (CEO). In connection with this award, 750,000 options to purchase common stock were cancelled and another 750,000 options were modified. In exchange, the CEO received 500,000 RSUs of which 100,000 are service awards vesting over two years and the remaining 400,000 are performance awards. Accordingly, the Company measured the incremental fair value of the RSUs issued over the fair value of the options cancelled and modified and calculated there to be $317,500 of additional unrecognized share-based compensation which will be recognized over the vesting period of the modified options and RSUs granted.

The performance based RSUs will only vest if the Company exceeds specified revenue and cash gross margin targets during the quarters ending on or before March 31, 2010. The RSUs are separated into four tranches of 100,000 Performance RSU’s each. The maximum number of performance-based RSUs that may vest is based on the achievement of specific quarterly financial targets. Any Performance RSUs that have not vested based on the achievement of the quarterly financial targets with respect to quarters on or before March 31, 2010, will expire and be cancelled immediately following the determination of the Company’s financial performance for the last quarter ending on or before March 31, 2010. As of December 31, 2009, 50,000 of the performance RSUs had vested.

In May 2009, the Company granted 282,168 performance based RSUs to various employees. The performance based RSU’s will only vest if a specific revenue target is achieved in any one quarter during the ten full quarters following the date of the grant and provided the employee remains with the Company through the vesting date. As of December 31, 2009, the performance requirement was not probable of being achieved and accordingly no compensation expense has been recognized.

On June 1, 2009 the Company granted 230,000 RSUs to certain executive officers. Each of the RSU awards, if eligible, shall vest in three (3) equal annual installments beginning on the third business day following the Company’s public announcement of its earnings for the fiscal quarter ending June 30, 2010, and the second and third installments vesting on June 1, 2011 and June 1, 2012, provided the executive officer remains with the Company through each such vesting date. All or a portion of the RSUs may become eligible for vesting based upon the achievement of certain financial performance targets for the twelve-month period ending June 30, 2010. RSUs that do not become eligible are forfeited. As of December 31, 2009, no compensation expense had been recognized for these RSUs.

On June 1, 2009 the Company granted 320,000 stock options to certain executive officers. Each of the stock option awards vest one quarter (1/4th) on June 1, 2010, and one forty-eighth (1/48th) each month thereafter on the first day of each month, provided the executive officer remains with the Company through each such vesting date.

The following table summarizes the different types of restricted stock units (RSUs) outstanding:

	Year Ended December 31, 2009	Year Ended December 31, 2008
	(In thousands)	(In thousands)
RSUs with service-based vesting conditions	1,303	2,199
Performance-based RSUs	881	419

Unvested RSUs	2,184	2,618

Each RSU represents the right to receive one share of the Company’s common stock upon vesting. The fair value of these RSUs was calculated based upon the Company’s closing stock price on the date of grant, and the share-based compensation expense is being recognized over the service period of the award.

Data pertaining to restricted stock units activity under the Plan is as follows:

	Number of Units	Weighted Average Fair Value Price
	(In thousands)
Balance at December 31, 2007	—	$—
Granted	2,976	6.75
Vested	(337)	8.58
Cancelled	(21)	11.61

Balance at December 31, 2008	2,618	6.52
Granted	540	0.14
Vested	(846)	6.86
Cancelled	(128)	9.16

Balance at December 31, 2009	2,184	5.22

The weighted-average grant-date fair value of restricted stock units granted during the years ended December 31, 2009 and 2008 was approximately $4.70 and $6.75, respectively. The total intrinsic value of the units vested during the year ended December 31, 2009 and 2008 was approximately $3.4 million and $0.8 million, respectively. The aggregate intrinsic value of restricted stock units outstanding at December 31, 2009 is $4.5 million.

The Company has also granted restricted stock awards to certain employees. In 2006, the Company granted 1,845,000 shares of restricted stock with a deemed fair value of $12.2 million. The restricted stock awards were valued at the deemed fair value of the Company’s common stock on the date of grant and the total value of the award is expensed ratably over the service period of the award. There were no grants of restricted stock during the years ended December 31, 2009, 2008 and 2007, respectively.

Also during 2006, certain executives of the Company early exercised 2,939,000 unvested stock options and received restricted stock. The restrictions on these shares lapse under the vesting terms of the original option grants.

Data pertaining to restricted stock activity under the Plan is as follows:

Number Shares
(In thousands)
Balance at December 31, 2006 of unvested shares	3,639
Granted	—
Vested	(2,508)
Cancelled	—

Balance at December 31, 2007 of unvested shares	1,131
Granted	—
Vested	(623)
Cancelled	(43)

Balance at December 31, 2008 of unvested shares	465
Granted	—
Vested	(402)
Cancelled	—

Balance at December 31, 2009 of unvested shares	63

Share-based payment compensation related to all restricted stock awards and restricted stock units for the years ended December 31, 2009, 2008 and 2007 was approximately $8.9 million, $7.5 million and $3.2 million, respectively. At December 31, 2009 there was $8.8 million of total unrecognized compensation costs related to non-vested restricted stock awards and restricted stock unit’s share-based compensation arrangements. That cost is expected to be recognized over a weighted-average period of 1.51 years as of December 31, 2009.

The Company’s stock option plan contains an “early exercise” provision. Upon early exercise of the option, the exercising holder receives restricted common stock. The restricted stock shares vest over the same period as the original stock option award. If the restricted stock does not vest because the required service period is unmet, the Company has the option to reacquire the restricted common stock for the lesser of the amount paid to acquire it or the fair value of the common stock at the call date. As of December 31, 2009, 2008 and 2007, respectively, there were no unvested shares of restricted common stock related to the early exercise of stock options subject to repurchase by the Company.

The Company recognizes expense using the straight-line attribution method. The Company also estimates when and if performance-based awards will be earned. If an award is not considered probable of being earned, no amount of stock-based compensation is recognized. If the award is deemed probable of being earned, related compensation expense is recorded over the estimated service period. To the extent the Company’s estimates of awards considered probable of being earned changes, the amount of stock-based compensation recognized will also change. The Company recorded share-based compensation expense related to stock options, restricted stock and RSUs under the during the years ended December 31, 2009, 2008 and 2007 of approximately $17.5 million, $18.1 million and $18.9 million, respectively. Of these charges, approximately $6.7 million in 2007 relate to options granted to the Company’s four founders in connection with the Company’s Series B preferred stock financing in July 2006. Unrecognized share-based compensation expense totaled $26.1 million at December 31, 2009, which is expected to be recognized over a weighted average period of 2.08 years.

The following table summarizes the components of share-based compensation expense included in the Company’s consolidated statement of operations for the years ended December 31, 2009, 2008 and 2007 in accordance with ASC 718 (in thousands):

	Years Ended December 31,
	2009	2008	2007
Share-based compensation expense by type of award:
Stock options	$8,554	$10,576	$15,709
Restricted stock awards and units	8,909	7,482	3,201

Total share-based compensation expense	$17,463	$18,058	$18,910

Effect of share-based compensation expense on income by line:
Cost of services	$2,414	$2,243	$1,489
General and administrative expense	7,556	8,060	10,653
Sales and marketing expense	4,970	5,400	3,948
Research and development expense	2,523	2,355	2,820

Total cost related to share-based compensation expense	$17,463	$18,058	$18,910

17. Related Party Transactions

In July 2006, an aggregate of 39,869,960 shares of Series B Preferred Stock was issued at a purchase price of $3.26 per share to certain accredited investors in a private placement transaction. As a result of this transaction, entities affiliated with Goldman, Sachs & Co., one of the lead underwriters of the Company’s initial public offering became holders of more than 10% of the Company’s common stock. On June 14, 2007, upon the closing of the Company’s IPO, all outstanding shares of the Company’s Series B Convertible Preferred Stock automatically converted into shares of common stock on a 1-for-1 share basis. As of December 31, 2009, 2008 and 2007, Goldman, Sachs & Co. owned approximately 36%, 36% and 37%, respectively, of the Company’s outstanding common stock.

The Company leases office space from a company owned by one of the Company’s executives. Rent expense for the lease, including reimbursement for telecommunication lines, was approximately $12,000, for each of the years ended December 31, 2009, 2008 and 2007, respectively.

The Company sells services to entities owned, in whole or in part, by certain of the Company’s executives. For the year ended December 31, 2009, the Company did not generate any revenue from related parties. Revenue derived from related parties was less than 1% for the years ended December 31, 2008 and 2007, respectively.

18. Leases and Commitments

Operating Leases

The Company is committed to various non-cancelable operating leases for office space which expire through 2011. Certain leases contain provisions for renewal options and rent escalations upon expiration of the initial lease terms. Approximate future minimum lease payments over the remaining lease periods as of December 31, 2009 are as follows (in thousands):

2010	$1,119
2011	171
2012	—
2013	—
2014 and thereafter	—

Total minimum payments	$1,290

Purchase Commitments

The Company has long-term commitments for bandwidth usage and co-location with various networks and ISPs. The following summarizes minimum commitments as of December 31, 2009 for the next five years (in thousands):

2010	$23,807
2011	6,993
2012	3,486
2013	1,005
2014 and thereafter	591

Total minimum payments	$35,882

Rent and operating expense relating to these operating lease agreements and bandwidth and co-location agreements was approximately $46.7 million, $46.6 million and $36.8 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Capital Leases

During 2007, the Company paid in full all capital leases. In connection with the early repayment of these leases, the Company paid penalty amounts resulting in additional interest expense. Interest expense related to capital leases was approximately $-0-, $-0- and $85,000, for the years ended December 31, 2009, 2008 and 2007, respectively.

As of December 31, 2009, the Company had no commitments under any capital lease obligations.

19. Concentrations

For the years ended December 31, 2009, 2008 and 2007, respectively, the Company had one customer, Microsoft, that accounted for more than 10% of its revenue. Revenues for this customer were approximately $18.8 million, $22.8 million and $12.5 million, respectively for the years ended December 31, 2009, 2008 and 2007.

Revenue from non-United States sources totaled approximately $29.0 million, $20.7 million and $13.2 million for the years ended December 31, 2009, 2008 and 2007, respectively. No single country outside of the United States accounted for 10% or more of the Company’s total revenues during these years.

20. Income Taxes

Income (loss) before income taxes consists of the following (in thousands):

	Years Ended December 31,
	2009	2008	2007
Income (loss) before income taxes:
United States	$33,336	$(63,592)	$(72,083)
Foreign	2,638	541	1,464

	$35,974	$(63,051)	$(70,619)

The components of the provision (benefit) for income taxes are as follows (in thousands):

	Years Ended December 31,
	2009	2008	2007
Current:
Federal	$(141)	$(530)	$1,397
State	83	(30)	115
Foreign	1,142	667	421

Total current	1,084	107	1,933
Deferred:
Federal	—	(77)	399
State	—	(14)	69
Foreign	—	—	—

Total deferred	—	(91)	468

Total provision	$1,084	$16	$2,401

A reconciliation of the Company’s tax provision (benefit) to the expected tax provision (benefit) is as follows (in thousands):

	Years Ended December 31,
	2009	2008	2007
Tax expense (benefit) at the federal statutory rate — 35%	$12,591	$(22,068)	$(24,717)
Share based compensation	1,219	698	4,143
State income taxes, net of the federal effect	839	(1,020)	(3,112)
Valuation allowance changes affecting federal income tax expense	(12,638)	21,475	25,723
Uncertain tax positions	26	667	399
Change in state rate	(756)	984	—
Other	(197)	(720)	(35)

Tax provision	$1,084	$16	$2,401

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purpose. Significant components of the Company’s deferred tax assets and liabilities are as follows (in thousands):

	Years Ended December 31,
	2009	2008
Deferred tax assets:
Accounts receivable reserves	$274	$269
Share-based compensation	15,261	9,312
Deferred revenue	5,077	5,559
Provision for litigation	—	24,811
Fixed assets	7,878	2,527
Marketable equity securities	149	88
NOL carryforward	4,058	4,034
AMT credit carryforward	—	331
Foreign tax credit	1,562	596
Other	494	246

Total deferred tax assets	34,753	47,773
Deferred tax liabilities:
Prepaid expenses	(144)	(167)
State taxes	(129)	(129)
Goodwill related to Kiptronic Inc. acquisition	(10)	—
Other	(112)	(82)

Total deferred tax liabilities	(395)	(378)

Valuation allowance	(34,368)	(47,395)

Net deferred tax liabilities	$(10)	$—

A deferred United States tax liability has not been provided on the undistributed earnings of certain foreign subsidiaries because it is the Company’s intent to permanently reinvest such earnings. At December 31, 2009, the Company had $10.5 million federal and $11.1 million state net operating loss carryforwards, excluding amounts anticipated from the exercise of non-qualified stock options. Under the carryback provisions available for federal income tax purposes, the Company has carried back the maximum federal net operating loss allowed. The Company’s federal net operating losses will begin to expire in 2027. For state income tax purposes, a carryback of the loss is not available; however, the state net operating loss can generally be carried forward and used to offset future state taxable income. The state net operating loss carryforwards will begin to expire in 2012.

The Company reduces the carrying amounts of deferred tax assets by a valuation allowance, if based on the evidence available, it is more-likely-than-not that such assets will not be realized. In making the assessment under the more-likely-than-not standard, appropriate consideration must be given to all positive and negative evidence related to the realization of the deferred tax assets. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carryforward periods by jurisdiction, unitary versus stand alone state tax filings, the Company’s experience with loss carryforwards not expiring unutilized, and all tax planning alternatives that may be available. In making the determination of whether the recoverability of the Company’s deferred tax assets was likely as of December 31, 2009, management determined there was sufficient negative evidence as a result of the Company’s cumulative losses to conclude that it was more likely than not that approximately $34.4 million of the Company’s net deferred tax assets would not be realized and accordingly established a full valuation allowance. The Company has certain taxable temporary differences related to identifiable-indefinite-lived assets that cannot be offset by existing deductible temporary differences resulting in a deferred tax liability of $10,000.

A summary of the activities associated with the Company’s reserve for unrecognized tax benefits, interest and penalties follow (in thousands):

Unrecognized Tax Benefits
Balance at January 1, 2008	$604
Increases related to current year tax positions	604
Expiration of statute of limitations for the assessment of taxes	—
Other	—

Balance at December 31, 2008	1,208
Increases related to current year tax positions	—
Expiration of statute of limitations for the assessment of taxes	—
Other	—

Balance at December 31, 2009	$1,208

The Company adopted the provisions of ASC 740 (formerly FIN 48, Accounting for Uncertainty in Income Taxes), on January 1, 2007. The adoption of ASC 740 did not result in the recognition of a cumulative effect of adoption of a new accounting principle adjustment. The Company recognized a foreign tax obligation which generated a corresponding deferred tax asset in the United States of $240,000 at adoption of ASC 740. The Company does not anticipate its unrecognized tax benefits will decrease within 12 months of the reporting date. The Company recognizes interest and penalties related to unrecognized tax benefits in its tax provision. As of December 31, 2009, the Company had an interest and penalties accrual related to unrecognized tax benefits of $258,000, which increased $26,000 during 2009.

The Company files income tax returns in jurisdictions with varying statues of limitations. Tax years 2005 through 2008 generally remain subject to examination by federal and most state tax authorities. As of December 31, 2009, the Company is not under any Federal examination.

21. Advertising and Marketing

Costs associated with advertising are expensed as incurred. Advertising expenses, which are comprised of Internet, trade show and publications advertising, were approximately $0.8 million, $1.9 million and $2.7 million for the years ended December 31, 2009, 2008 and 2007, respectively.

22. 401(k) Plan

Effective January 1, 2004, the Company adopted the Limelight Networks 401(k) Plan covering effectively all employees of the Company. The plan is a 401(k) profit sharing plan in which participating employees are fully vested in any contributions they make. Through December 31, 2006, the Company was not obligated to make matching contributions. No matching contributions were made by the Company in 2006.

Effective January 1, 2007, the Company amended the plan to include a Company match. The Company will match employee deferrals as follows: a dollar-for-dollar match on eligible employee’s deferral that does not exceed 3% of compensation for the year and a 50% match on the next 2% of the employee deferrals. Company employees may elect to reduce their current compensation by up to 15% or the statutory limit. The Company made matching contributions of approximately $0.7 million, $0.6 million and $0.5 million, respectively, during the years ended December 31, 2009, 2008 and 2007.

23. Segment Reporting

The Company operates in one industry segment — content delivery network services. The Company operates in three geographic areas — the United States, Europe and Asia Pacific.

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision maker is its Chief Executive Officer. The Company’s Chief Executive Officer reviews financial information presented on a consolidated basis for purposes of allocating resources and evaluating financial performance. The Company has one business activity and there are no segment managers who are held accountable for operations, operating results and plans for products or components below the consolidated unit level. Accordingly, the Company reports as a single operating segment.

Revenue by geography is based on the location of the customer from which the revenue is earned. The following table sets forth revenue and long-lived assets by geographic area (in thousands):

	Years Ended December 31,
	2009	2008	2007
Revenue
Domestic revenue	$102,622	$108,819	$89,867
International revenue	29,041	20,711	13,244

Total revenue	$131,663	$129,530	$103,111

	Years Ended December 31,
	2009	2008	2007
Long-lived Assets
Domestic long-lived assets	$20,889	$28,701	$33,490
International long-lived assets	14,635	11,484	13,478

Total long-lived assets	$35,524	$40,185	$46,968

24. Fair Value Measurements

The Company evaluates certain of its financial instruments within the three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

As of December 31, 2009, the Company held certain assets that are required to be measured at fair value on a recurring basis. These include commercial paper, corporate notes and bonds, and US Government Agency Bonds which are classified as marketable securities on the Company’s consolidated balance sheet. All of these investments are publicly traded and for which market prices are readily available.

The Company’s assets measured at fair value at December 31, 2009, were as follows (in thousands):

Description	Total	Fair Value Measurements at Reporting Date Using
		Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Government agency bonds	$46,136	$46,136	$—	$—
Commercial paper	8,996	—	8,996	—
Corporate notes and bonds	9,738	9,738	—	—
Publicly traded common stock	12	12	—	—

Total assets measured at fair value	$64,882	$55,886	$8,996	$—

For the year ended December 31, 2009, realized gains and losses for marketable securities are reported in interest income, unrealized gains and losses for marketable securities are included in other comprehensive income and expense. For the year ended December 31, 2009, the Company had unrealized gains of approximately $124,000.

25. Quarterly Financial Results (unaudited)

The following table sets forth certain unaudited quarterly results of operations of the Company for the years ended December 31, 2009 and 2008. In the opinion of management, this information has been prepared on the same basis as the audited consolidated financial statements and all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts below for a fair statement of the quarterly information when read in conjunction with the audited consolidated financial statements and related notes included elsewhere in this annual report on Form 10-K (in thousands, except per share data):

	For the Three Months Ended
	March 31, 2009	June 30, 2009	Sept. 30, 2009	Dec. 31, 2009
Revenues	$33,175	$32,333	$32,530	$33,625
Gross margin	$11,704	$11,255	$11,623	$11,458
Net income (loss)	$55,135	$(5,298)	$(5,220)	$(9,726)
Basic net income (loss) per share	$0.66	$(0.06)	$(0.06)	$(0.11)
Diluted net income (loss) per share	$0.64	$(0.06)	$(0.06)	$(0.11)
Basic weighted average common shares outstanding	83,515	84,033	84,489	84,770
Diluted weighted average common shares outstanding	85,968	84,033	84,489	84,770

	For the Three Months Ended
	March 31, 2008	June 30, 2008	Sept. 30, 2008	Dec. 31, 2008
Revenues	$30,202	$30,314	$33,116	$35,898
Gross margin	$9,530	$10,563	$11,559	$14,017
Net loss	$(18,442)	$(15,331)	$(15,352)	$(13,942)
Basic net loss per share	$(0.22)	$(0.18)	$(0.18)	$(0.17)
Diluted net loss per share	$(0.22)	$(0.18)	$(0.18)	$(0.17)
Basic weighted average common shares outstanding	82,623	82,889	83,022	83,192
Diluted weighted average common shares outstanding	82,623	82,889	83,022	83,192

26. Subsequent Event

The Company has evaluated events and transactions occurring subsequent to December 31, 2009. There were no recognized subsequent events requiring recognition in the financial statements and one non-recognized subsequent events requiring disclosure.

On January 26, 2010 the Company signed a stock purchase agreement in connection with the purchase of a small software company located in Germany (the German Merger Sub). The consideration for the German Merger Sub consisted of approximately 2 million Euros of cash and stock, with an additional 2 million Euros of consideration dependent upon attaining financial milestones for the year 2010.

Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2009. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2009, our disclosure controls and procedures were (1) effective in that they were designed to ensure that material information relating to us, including our consolidated subsidiaries, is made known to our Chief Executive Officer and Chief Financial Officer by others within those entities, particularly during the period in which this report was being prepared, as appropriate to allow timely discussions regarding required disclosure therein and (2) effective, in that they provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms.

Management’s Annual Report on Internal Control over Financial Reporting

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by the company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•	pertain to the maintenance of records, that in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

To assist management, we engaged an international accounting firm to assist in verifying and monitoring our internal controls and procedures. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of management override or improper acts, if any, have been detected. These inherent limitations include the realities that judgments in decision making can be faulty and that breakdowns can occur because of simple errors or mistakes. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Because of the inherent limitations in a cost-effective control system, misstatements due to management override, error or improper acts may occur and not be detected. Any resulting misstatement or loss may have an adverse and material effect on our business, financial condition and results of operations.

Our management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework.

Based on our assessment, management, with the participation of our Chief Executive Officer and Chief Financial Officer, concluded that, as of December 31, 2009, our internal control over financial reporting was effective based on those criteria.

Our internal control over financial reporting as of December 31, 2009 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report, which is included herein.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Limelight Networks, Inc.

We have audited Limelight Networks, Inc.’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Limelight Networks, Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Limelight Networks, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Limelight Networks, Inc. as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2009 of Limelight Networks, Inc. and our report dated March 12, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Phoenix, Arizona

March 12, 2010

LIMELIGHT NETWORKS, INC.

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

(In thousands)

		Additions		Deductions
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged Against Revenue	Write-Offs Net of Recoveries	Balance at End of Period
Year ended December 31, 2007:
Allowances deducted from asset accounts:
Reserves for accounts receivable	$1,204	2,630	3,175	2,987	$4,022
Deferred tax asset valuation allowance	$—	25,723	—	—	$25,723
Year ended December 31, 2008:
Allowances deducted from asset accounts:
Reserves for accounts receivable	$4,022	5,408	3,842	5,707	$7,565
Deferred tax asset valuation allowance	$25,723	21,672	—	—	$47,395
Year ended December 31, 2009:
Allowances deducted from asset accounts:
Reserves for accounts receivable	$7,565	3,869	1,144	3,352	$9,226
Deferred tax asset valuation allowance	$47,395	—	—	13,027	$34,368

Report of Independent Certified Public Accountants

Board of Directors

EyeWonder Incorporated and Subsidiaries

We have audited the accompanying balance sheets of EyeWonder Incorporated and Subsidiaries (a Delaware corporation) as of December 31, 2009 and 2008, and the related statements of operations, stockholders’ equity (deficit), and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EyeWonder Incorporated and Subsidiaries as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

Atlanta, Georgia

March 12, 2010

EYEWONDER, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands)

	December 31,
	2009	2008
ASSETS
Current assets
Cash and cash equivalents	$2,196	$2,084
Restricted cash (Note 1)	263	—
Trade accounts and other receivable, net (Note 2)	11,948	9,806
Prepaid expenses and other current assets	525	278

Total current assets	14,932	12,168
Property and equipment, net (Note 3)	1,255	901
Intangible assets, net	408	642
Goodwill	389	—
Available-for-sale securities (Note 1)	985	107
Deferred financing costs (Note 1)	149	213
Deposits	322	317
Other non-current assets	17	135

Total assets	$18,457	$14,483

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Loan payable, current portion (Note 6)	$50	$52
Accounts payable	1,300	1,845
Accrued liabilities (Note 4)	2,739	848
Notes payable to related party (Note 6)	681	289
Capital lease obligation, current portion	115	—
Customer deposits	17	17

Total current liabilities	4,902	3,051
Loan payable, less current portion (Note 6)	10,600	4,239
Capital lease obligation, less current portion	225	—
Debt conversion liability (Note 1)	—	145

Total liabilities	15,727	7,435

Stockholders’ equity
Common stock — $0.001 par value, 35,000,000 authorized shares; 11,397,520 and 10,308,889 shares issued and outstanding at December 31, 2009 and 2008, respectively	11	10
Additional paid-in capital (Note 1)	8,451	6,135
Preferred stock series A — $0.001 par value, 1,166,667 authorized shares; 870,000 shared issued and outstanding at December 31, 2009 and 2008	1,305	1,305
Preferred stock series B — $0.001 par value, 5,500,000 authorized shares; 5,219,305 shares issued and outstanding at December 31, 2009 and 2008	3,878	3,878
Preferred stock series C — $0.001 par value, 5,500,000 authorized shares; 0 and 654,334 shares issued and outstanding at December 31, 2009 and 2008, respectively	—	4,948
Accumulated deficit	(10,492)	(8,504)
Accumulated other comprehensive income/(loss)	425	(293)

Total EyeWonder, Incorporated stockholders equity	3,578	7,479
Accumulated deficit of noncontrolling interests	(536)	(140)

	3,042	7,339
Stockholder notes receivable (Note 1)	(312)	(291)

Total stockholders’ equity	2,730	7,048

Total liabilities and stockholders’ equity	$18,457	$14,483

See accompanying notes to consolidated financial statements.

EYEWONDER, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands)

	Years ended December 31,
	2009	2008
Revenue	$35,294	$25,533
Operating expenses
Salaries, wages, and employee benefits	21,559	15,540
Selling, general and administrative expenses	7,731	6,731
Depreciation and amortization	807	541
Other production costs	2,993	3,408

Total operating expenses	33,090	26,220

Operating income/(loss)	2,204	(687)
Other income/(expense)
Interest income	37	72
Interest expense (Note 1)	(3,377)	(943)

Loss before income tax expense	(1,136)	(1,558)

Income tax expense	955	—
Consolidated net loss	$(2,091)	$(1,558)

Less: net loss attributable to the noncontrolling interests	(396)	(683)
Net loss attributable to EyeWonder Incorporated	$(1,695)	$(875)

See accompanying notes to consolidated financial statements.

EYEWONDER, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES

IN STOCKHOLDERS’ EQUITY (DEFICIT)

(In thousands)

	EyeWonder Incorporated Shareholders										Accumulated Loss for Noncontrolling Shareholders
	Common Stock	Series A Preferred Stock	Series B Preferred Stock	Series C Preferred Stock	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income/(Loss)	Stockholders Equity (Deficit)	Stockholder Notes Receivable	Comprehensive Income/(Loss)
Balance as of December 31, 2007	$10	$1,305	$3,878	$—	$5,057	$(7,086)	$(1)	$3,163	$(270)		$—
Net loss	—	—	—	—	—	(1,418)	—	(1,418)	—	$(1,418)	(140)
Stock-based compensation	—	—	—	—	454	—	—	454	—	—	—
Note conversion	—	—	—	—	375	—	—	375	—	—	—
Stock options exercised	—	—	—	—	298	—	—	298	—	—	—
Purchase of stock	—	—	—	—	(250)	—	—	(250)	—	—	—
Warrants issued	—	—	—	—	201	—	—	201	—	—	—
Sale of preferred stock	—	—	—	4,948	—	—	—	4,948	—	—	—
Interest on stockholders notes	—	—	—	—	—	—	—	—	(21)	—	—
Unrealized loss on available for sale securities, net of tax	—	—	—	—	—	—	(308)	(308)	—	(308)	—
Foreign currency translation, net of tax	—	—	—	—	—	—	16	16	—	16	—

Balance as of December 31, 2008	$10	$1,305	$3,878	$4,948	$6,135	$(8,504)	$(293)	$7,479	$(291)	$(1,710)	$(140)

Net loss	—	—	—	—	—	(1,695)	—	(1,695)	—	(1,695)	(396)
Stock-based compensation	—	—	—	—	241	—	—	241	—	—	—
Repurchase and cancellation of stock	—	—	—	—	(37)	—	—	(37)	—	—	—
Conversion of derivative liability	—	—	—	(4,948)	1,613	(293)	—	(3,628)	—	—	—
Interest on stockholders notes	—	—	—	—	—	—	—	—	(21)	—	—
Issuance of common stock	1	—	—	—	499	—	—	500	—	—	—
Unrealized gain on available for sale securities, net of tax	—	—	—	—	—	—	657	657	—	657	—
Foreign currency translation, net of tax	—	—	—	—	—	—	61	61	—	61	—

Balance as of December 31, 2009	$11	$1,305	$3,878	$—	$8,451	$(10,492)	$425	$3,578	$(312)	$(977)	$(536)

See accompanying notes to consolidated financial statements.

EYEWONDER, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years ended December 31,
	2009	2008
Net loss	$(2,091)	$(1,558)
Adjustments to reconcile net loss to net cash provided by/(used in) operating activities
Depreciation and amortization	807	541
Gain on disposal of property and equipment	—	(1)
Bad debt expense	323	—
Stock-based compensation	241	454
Net non-cash interest expense	2,626	322
Employee notes payable forgiven	—	(368)
Changes in operating assets and liabilities
Trade accounts and notes receivable	(2,465)	(2,986)
Prepaid expenses and other current assets	(247)	(267)
Deposits and other non-current assets	52	(226)
Accounts payable	(545)	1,050
Accrued liabilities	1,891	(215)
Customer deposits	—	(242)

Net cash provided by/(used in) operating activities	592	(3,496)

Investing activities
Purchase of property and equipment	(575)	(580)
Purchase of available-for-sale securities	(450)	(415)
Proceeds from sale of available-for-sale securities	229	—
Cash paid for acquisition	(322)	(657)
Increase in restricted cash	(263)	—
Proceeds from sale of property and equipment	—	11

Net cash used in investing activity	(1,381)	(1,641)

Financing activities
Borrowings on term note	—	1,000
Repayments of short-term borrowings	(2)	(334)
Repayments on capital lease	(27)	—
Issuance of notes payable to related party	392	289
Issuance of preferred stock	—	5,000
Repurchase of common stock	(37)	(250)
Issuance of common stock	500	—
Proceeds from exercise of common stock options	—	298
Deferred financing costs	—	(110)

Net cash provided by financing activities	826	5,893
Net effect of foreign currency on cash	75	41

Net increase in cash	112	797
Cash and cash equivalents, beginning of year	2,084	1,287

Cash and cash equivalents, end of year	$2,196	$2,084

Supplemental cash flow information
Interest paid	$768	$513
Income taxes paid	522	—
Non-cash investing activities
Mark-to-market adjustment for available for sale securities	$657	$(308)
Issuance of capital lease	367	—
Non-cash financing activities
Conversion of derivative liability (Note 6)	$7,751	$—
Fair value of warrants issued in conjunction with debt	—	201
Fair value of Series C debt conversion feature at date of issue	—	52
Conversion of debt to common stock	—	375

See accompanying notes to consolidated financial statements.

EYEWONDER, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share amount)

1.	Summary of Significant Accounting Policies

Nature of Operations

EyeWonder, Inc. (the Company) is a provider of online video and rich media advertising products and services. Since 1999, the Company has been enabling advertisers and agencies to easily connect the most compelling and effective campaigns to their most desirable audiences. The Company’s in-page, in-stream and mobile advertising products can combine the quality and power of flash video, the latest creative features, and online tracking and reporting capabilities to enhance the impact and effectiveness of any rich media advertising campaign. The Company operates offices in Atlanta, New York, Dallas, San Francisco, Los Angeles, Chicago, Dublin, Cologne, London, Madrid, Amsterdam, and Sydney.

Principles of Consolidation and Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

The consolidated financial statements include the Company’s majority-owned subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation.

The financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company’s ability to meet its obligations in the ordinary course of business is dependent upon its ability to generate sufficient cash flow to meet its obligations, to obtain additional financing and to ultimately attain profitable operations.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investment instruments with original maturities of three months or less to be cash equivalents.

Revenue Recognition

All revenue is recognized in the month services were delivered, regardless of the timing of cash receipts. Early payments are not recognized as revenue but are recorded as customer deposits until the ads have been served and impressions have been generated. Revenues are based on a contractually specified rate per impression.

Restricted Cash

A letter of credit secures the Company’s capital lease obligation and is collateralized by $263 of cash. When the capital lease is repaid, the letter of credit would no longer be required and the restricted cash would be available for general use. Restricted cash is excluded from cash and cash equivalents in the accompanying balance sheets.

Fair Value of Financial Instruments

Effective January 1, 2008, the Company adopted FASB Accounting Standards Codification (“ASC”) No. 820, “Fair Value Measurements and Disclosures,” which clarifies the definition of fair value, prescribes methods for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value, and expands disclosures about fair value measurements. The three-tier fair value hierarchy, which prioritizes the inputs used in the valuation methodologies, is:

Level 1 – Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2 – Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Valuations based on unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

The following table presents the fair value measurements of assets recognized in the accompanying balance sheet measured at fair value on a recurring basis and the level within the ASC No. 820 fair value hierarchy in which the fair value measurements fall at December 31, 2009:

	Level 1	Level 2	Level 3
Available-for-sale security	$985	$—	$—

Accounts Receivable

The Company’s accounts receivable are comprised of amounts due from customers. Credit is extended based on the customer’s credit quality and history with the Company. Accounts receivable are stated at amounts due, net of an allowance for doubtful accounts. The Company determines its allowance by considering the length of time receivables are past due, the Company’s previous loss history and the customer’s ability to pay its obligation. The Company writes off accounts receivables when they become uncollectible.

Noncontrolling Interests

The Company adopted the accounting provisions of ASC No. 810 “Consolidation” on a prospective basis as of the beginning of the Company’s 2009 fiscal year. ASC No. 810 establishes new standards governing the accounting for and reporting of (1) noncontrolling interests in partially owned consolidated subsidiaries and (2) the loss of control of subsidiaries. The Company also adopted the presentation and disclosure requirements of ASC No. 810 on a retrospective basis in 2009. The adoption of ASC No. 810 changes the basis of the consolidated financial statement presentation and is reflected in the accompanying financial statements as noncontrolling interests.

Derivatives

All derivatives are accounted for using ASC No. 815, “Derivatives and Hedging”. Accordingly, the Company recognizes these derivatives in the Consolidated Financial Statements at fair value and they are reported in other assets or liabilities. Classification of each derivative as current or noncurrent is based upon whether the maturity of the instrument is less than or greater than 12 months. Changes in the fair value of a derivative are recorded in other income and expense.

In May 2008, the Company issued 654,534 shares of Series C preferred stock for $5,000. The holder of the Series C preferred stock has the right to exchange all of its shares for Senior Subordinated Notes plus accrued interest from the date of issuance and warrants to purchase shares of common stock representing 0.33% of fully diluted outstanding shares at the time of conversion for each $1,000 in Series C converted. As a result, the Company determined that the fair value of the debt conversion feature would be recorded as an embedded derivative liability and marked to fair value at each reporting period with changes in fair value recognized in earnings.

In determining the fair value of the Series C debt conversion feature, the Company used the probability-weighted expected return methodology that incorporates elements the holder is likely to consider, including the expected future value of the Company, the likelihood of an event that may force exercise of the debt conversion option, and the likely maximum return to the investor. Using this methodology, the value of the derivative was calculated as the present value of the difference between the return to Series C Preferred investors with and without the debt conversion option.

In May 2008, upon issuance of the Series C preferred stock, the value of the debt conversion feature was recorded as a liability of $52. At December 31, 2008 the debt conversation feature was valued at $145 and the additional liability of $93 was recorded as interest expense. In 2009, the Company recorded additional interest expense on the debt conversion feature of $2,606. As a result of the exercise of the debt conversion feature in December 2009, the associated derivative liability was extinguished. See Note 6 — Loans Payable.

Deferred Financing Costs

Deferred financing costs represent primarily legal and loan costs to obtain financing. These costs are amortized using the effective interest method over the term of the related debt. The Company capitalized $0 and $110 for the years ended December 31, 2009 and 2008, respectively. The Company expensed costs of approximately $59 and $49 for the years ended December 31, 2009 and 2008, respectively, which is included in interest expense.

Investments

Investment securities consist of readily marketable equity securities. Unrealized gains or losses are charged to earnings for investments classified as trading and to shareholders’ equity for investments classified as available-for-sale.

Investments in certain companies over which the Company exerts significant influence, but do not control the financial and operating decisions, are accounted for using the equity method. Other investments that are not controlled, and over which the Company does not have the ability to exercise significant influence, are accounted for under the cost method.

The Company holds one publicly traded security and has deemed such shares as available-for-sale. All temporary benefits or impairments are marked to market and are recorded as a component of other comprehensive income/(loss) in shareholders’ equity.

The following table represents the activity of available-for-sale securities:

Year ended December 31,	2009	2008
Beginning Balance	$107	$—
Purchases	450	415
Proceeds from sale of securities	(229)	—

Ending Balance	328	415
Unrealized gain/(loss) on available-for-sale	657	(308)

Net available-for-sale securities	$985	$107

Restricted Investments

Restricted investments are carried at the market value of the investment at the end of the period. The investment was received as payment for services to be provided to a customer. The offset to these investments was deferred revenue. Any adjustments to the market value are reflected as an adjustment to deferred revenue in accordance with ASC No. 505, “Equity.” As of December 31, 2009 and 2008 the balance was $2 and was included in other non-current assets.

Foreign Currency Translation

The functional currencies of the Company’s foreign operations are their respective local currencies. The assets and liabilities of these operations are translated into U.S. dollars at the end of the period exchange rates, and the revenues and expenses are translated at weighted-average rates for the period. The gains or losses from these translations are included in other comprehensive income, which is part of stockholders’ equity (deficit). Gains or losses from transactions denominated in a currency other than the functional currency of the subsidiary involved are included in net income or other comprehensive income as appropriate.

Cash Flow Presentation

The Statement of Cash Flows is prepared using the indirect method, which reconciles net earnings to cash flow from operating activities. The reconciliation adjustments include the removal of timing differences between the occurrence of operating receipts and payments and their recognition in net earnings. The adjustments also remove cash flows from operating activities arising from investing and financing activities, which are presented separately from operating activities. Cash flows from foreign currency transactions and operations are translated at an average exchange rate for the period. Cash payments related to income taxes are classified as operating activities.

Stockholder Notes Receivable

Stockholder notes receivable primarily represent loans to employees of the Company. These loans bear interest at 8% per annum and may be prepaid at any time but must be repaid two years from date of the loan. The difference between the amounts due in the future and the net present value reflected at December 31, 2009 and 2008, respectively, will be recorded as interest income. The balance was $312 and $291 for the years ended December 31, 2009 and 2008, respectively. These notes are classified as a reduction to stockholders’ equity (deficit) in accordance with ASC No. 215, “Statement of Shareholder Equity.”

Long-lived Asset Impairment

The Company evaluates the recoverability of its long-lived assets in accordance with ASC No. 420 “Exit or Disposal cost obligations”. ASC No. 420 requires recognition of impairment of long-lived assets, such as property and equipment, and purchased intangibles subject to amortization, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. For the years ended December 31, 2009 and 2008, the Company did not recognize any such impairment charges.

Research and Development and Software Development Costs

Research and development costs are expensed as incurred. Development costs were $3,064 and $652 for the years ended December 31, 2009 and 2008, respectively, and are recorded primarily as a component of salaries, wages, and employee benefits. Costs incurred subsequent to establishing technological feasibility, in the form of a working model, are capitalized and amortized over their estimated useful lives. To date, software development costs incurred after technological feasibility has been established have not been material.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the shorter of the estimated useful lives of the related assets or the lease term. The cost and accumulated depreciation of assets sold, retired or otherwise disposed of are removed from the accounts, and the related gain or loss is credited or charged to income. The estimated useful lives of property and equipment are as follows:

Years
Furniture and fixtures	3-5
Computer equipment	2-3
Leasehold improvements	Lesser of lease term or useful life

Selling, General and Administrative Expenses

Selling, general and administrative expenses include selling and marketing expense, travel expenses, professional services, advertising costs and rent. All costs of advertising are expensed by the Company in the period in which the costs are incurred. Advertising expense approximated $676 and $909 for the years ended December 31, 2009 and 2008, respectively.

Comprehensive Income

Comprehensive income is defined as the change in equity of a business enterprise from transactions and other events from non-owner sources. Comprehensive income includes net income and other changes in equity, which are not recorded in the consolidated statements of operations and are reported as separate components of equity. Comprehensive income includes net income, unrealized gains and losses on available-for-sale securities and the change in the cumulative foreign currency translation adjustment.

Accumulated other comprehensive gain/(loss) consists of the following:

	Gain/(Loss) on Foreign Currency Translation	Unrealized Gain/(Loss) on Available-for-sale Securities	Total
December 31, 2007	$(1)	$—	$(1)
Net activity in 2008	16	(308)	(292)

December 31, 2008	15	(308)	(293)
Net activity in 2009	61	657	718

December 31, 2009	$76	$349	$425

Stock Compensation

Effective January 1, 2006, the Company adopted the fair value recognition provision of ASC No. 718, “Compensation — Stock Compensation,” which requires the fair value of stock options to be measured and recognized in earnings, using the prospective transition method. This method allows the application of the provisions of ASC No. 718 to equity-based grants awarded, cancelled or modified subsequent to adoption.

Income Taxes

Income taxes are accounted for under the asset and liability method. A valuation allowance is established against net deferred tax assets unless the Company believes it is more likely than not that the benefit will be realized.

In 2009, the Company adopted guidance relating to the accounting for uncertainty in tax positions. This provides detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions in an enterprise’s financial statements. Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon adoption and in subsequent periods. This adoption did not have a material impact on the Company’s financial statements. The Company’s policy for recording potential interest and penalties associated with uncertain tax positions is to record such items as a component of income tax expense.

2.	Trade Accounts and Other Receivable

Trade accounts and notes receivable consist of the following:

December 31,	2009	2008
Billed accounts receivable	$8,102	$6,979
Unbilled accounts receivable	4,126	2,560
All other receivables	20	326

	12,248	9,865
Less allowance for doubtful accounts	(300)	(59)

Trade accounts and other receivable, net	$11,948	$9,806

The activity in the allowance for doubtful accounts during the periods consists of the following:

Years ended December 31,	2009	2008
Beginning balance, allowance for doubtful accounts	$59	$73
Bad debt expense	323	—
Accounts written off	(82)	(14)

Ending balance, allowance for doubtful accounts	$300	$59

3.	Property and Equipment

Property and equipment consist of the following:

December 31,	2009	2008
Computer equipment	$1,476	$1,496
Leased computer equipment	367	—
Furniture and fixtures	190	75
Leasehold improvements	150	—
Assets in progress	—	48

	2,183	1,619
Less accumulated depreciation and amortization	(928)	(718)

Property and equipment, net	$1,255	$901

Depreciation expense was $588 and $485 for the years ended December 31, 2009 and 2008, respectively.

4.	Accrued Liabilities

Accrued liabilities consist of the following:

December 31,	2009	2008
Accrued commissions	$1,102	$316
Accrued salaries and related costs	872	225
Accrued taxes (including VAT)	545	100
Accrued legal and accounting costs	13	104
All other accrued liabilities	207	103

Total accrued liabilities	$2,739	$848

5.	Acquisitions

On January 9, 2008, the Company completed its acquisition of a majority interest in Cologne, Germany-based Vendi Interactive, GmbH (Vendi), a digital interactive advertising firm and vendor of on-line streaming ads for €955 (approximately $1,301) of which approximately one half is to be funded by the Company and approximately one half to be funded by a related third party. The terms call for €450 (approximately $657) of the purchase price to be paid at closing with the balance to be paid in two equal installments of €250 (approximately $322) each on the first and second anniversary, contingent on Vendi maintaining the significant majority of its revenue from its top five customers. Vendi will change its name to EyeWonder and retain its client base and will serve as a base for further expansion in the German market.

As a result of the acquisition, the Company recorded intangible assets of €475 (approximately $698) relating to customer relationships and a trade name with estimated lives of five years. In April 2009, the first contingency was met and €250 (approximately $322) was paid. As a result, the Company recorded additional goodwill of €225 (approximately $389 including certain transaction costs). Amortization expense was approximately $219 and $56 for the years ended December 31, 2009 and 2008, respectively.

The Company’s goodwill will be reviewed annually on December 31st for impairment in accordance with ASC No. 420 “Exit or Disposal Cost Obligations”. As of December 31, 2009, no such impairment has been identified by the Company.

6.	Loans Payable

In 2006, the Company had loans payable to current and former stockholders and investors totaling approximately $3,152. The loans were convertible into stock or due upon demand. During 2007, the Company repaid approximately $803 of the loans, approximately $788 was converted to 1,303,474 shares of Series B preferred stock, and approximately $433 was forgiven by former employees. As of December 31, 2007, these loans payable were $1,128. During 2008, the Company repaid approximately $334 of the loans, approximately $375 was converted to 440,250 shares of common stock, and $368 was forgiven as part of a settlement with a former employee. During 2009, the Company repaid approximately $2 of the loans and as of December 31, 2009, these loans payable were $50 and were convertible to common stock, due upon demand; bear 0% interest and are unsecured.

On May 29, 2007, the Company obtained a $4,000 term note from a third-party financial institution and on May 18, 2008, the Company obtained and an additional $1,000 from the same third-party financial institution under the same term note. The term note calls for a single principal payment on May 31, 2012 or the date of the termination of the credit agreement. The term note carries an interest rate of 14% per annum and accrued interest is payable monthly. The term note is secured by the assets of the Company. Borrowings under the term note are subject to certain covenants and other related transactions. As of December 31, 2009 the Company was in compliance with all covenants. The outstanding balance for the term note as of December 31, 2009 was $5,000.

In conjunction with the May 29, 2007 term note, the Company issued ten-year warrants for a minimum of 431,005 shares of common stock at an exercise price of $0.0002 per share, subject to adjustment based on customary anti-dilution protections, to the same financial institution. The warrants are valued at $862 at the date of issuance and were recorded as a discount to debt and as additional paid-in-capital on the balance sheet. The value of the warrant will be amortized using the effective interest method as interest expense throughout the term of the warrant or as they are converted, whichever occurs first. All warrants are outstanding as of December 31, 2009.

In conjunction with the May 18, 2008 term note, the Company issued ten-year warrants for a minimum of 100,476 shares of common stock at an exercise price of $0.0002 per share, subject to adjustment based on customary anti-dilution protections, to the same financial institution. The warrants are valued at $201 at the date of issuance and were recorded as a discount to debt and as additional paid-in-capital on the balance sheet. The value of the warrant will be amortized using the effective interest method as interest expense throughout the term of the warrant or as they are converted, whichever occurs first. All warrants are outstanding as of December 31, 2009.

For the year ended December 31, 2009 and 2008, the Company recorded interest expense of $223 and $201, respectively, of amortization expense of the debt discount.

On December 31, 2009, the Holders of Series C preferred stock exercised their right to convert to debt and notified the Company that all issued and outstanding shares would be converted. As a result of the conversion, the Company redeemed all shares of Series C preferred stock and issued an additional term note for $6,138, which includes the original proceeds of $5,000 plus retroactive interest of $1,138. Additionally, the Company issued warrants to purchase 390,686 shares of common stock which represents 0.33% of fully diluted outstanding shares at the time of conversion for each $1,000 in Series C converted. At the date of conversion, the warrants were valued at $1,613 and was included in APIC at December 31, 2009. The warrants are outstanding as of December 31, 2009.

In conjunction with the exercise of the debt conversion feature and conversion of Series C to debt, the debt conversion derivative liability was settled. Its value immediately preceding the conversion was $2,751, which represented $1,138 in retroactive interest and $1,613 in warrants to be issued.

The increase in value of the derivative liability during 2009 of $2,606 was included as interest expense.

During 2008 and 2009, the Company obtained short term funding from a related party. The notes payable bear interest of 6%, are unsecured, and payable on December 31, 2010. The balances were $681 and $289 for the years ended December 31, 2009 and 2008, respectively.

Future annual minimum debt obligations are as follows:

Years ending December 31,
2010	$731
2011	—
2012	11,138
2013	—
Thereafter	—

$11,869

The following summarizes the outstanding balance on the debt obligations:

December 31,	2009	2008
Notes payable to current and former employees, convertible into common stock, due on demand, 0% interest, unsecured	$50	$52
Notes payable to a related party	681	289
Notes payable to a third party financial institution, 12% interest, single principal payment due May 31, 2012; secured by substantially all the Company’s assets. The interest rate for the period from July 1, 2008 to December 31, 2009 will be 14% due to the Company not being in compliance with all covenants in a prior period.	11,138	5,000

Total notes payable	11,869	5,341
Less: warrant valuation	(538)	(761)
Less: current portion	(731)	(341)

Long-term portion	$10,600	$4,239

7.	Common Stock

The common stock has a par value of $0.001 per share. 35,000,000 shares have been authorized and 11,397,520 are outstanding as of December 31, 2009. Common stockholders have voting rights, are entitled to dividend distributions along with preferred stockholders and can elect all directors not specifically elected by preferred stockholders.

8.	Preferred Stock

The Company has authorized 15,000,000 shares of preferred stock. The Company has designated 1,166,667 shares of the total authorized preferred stock as Series A convertible preferred stock. The Company has designated 5,500,000 shares of the total authorized preferred stock as Series B convertible preferred stock. The Company has designated 5,500,000 shares of the total authorized preferred stock as Series C convertible preferred stock. The remaining 2,833,333 shares of authorized preferred stock remain undesignated as of December 31, 2009.

The Series A convertible preferred stock (Series A) has a par value of $0.001 per share.

From August through November 2000, the Company sold 870,000 shares of the Company’s Series A at a price of $1.50 per share, resulting in net proceeds to the Company of $1,305.

Certain terms of the Series A include, but are not limited to, the following:

•	Holders are entitled to voting rights equivalent to those rights available as if the preferred stock had been converted to common stock.

•	Holders are entitled to receive the same distributions as common stockholders. The right to receive dividends is not cumulative.

•	Holders are entitled to require the redemption of the preferred stock upon a majority vote of the Series A holders.

•	Holders may convert to common stock at any time on a one-for-one basis. The conversion ratio is subject to adjustment for certain dilutive issues, as defined.

•	Holders have approval rights with respect to certain defined transactions.

•	Holders are entitled to elect one (1) director, if at least 300,000 shares are outstanding.

The total of Series A shares outstanding as of December 31, 2009 is 870,000.

The Series B convertible preferred stock (Series B) has a par value of $0.001 per share.

•	From inception to December 31, 2004, the Company sold 3,172,736 shares at prices ranging from $0.515 to $0.75, resulting in net proceeds of $1,976.

•	From May through June 2005, the Company sold 200,000 shares of the Company’s Series B at a price of $0.75 per share, resulting in net proceeds to the Company of $150.

•	On March 14, 2006, $31 of notes payable, which includes accrued interest, were converted to 40,833 shares of the Company’s Series B at a price of $0.75 per share.

•	On September 14, 2006, $33 of notes payable, which includes related accrued interest, were converted to 49,754 shares of the Company’s Series B at a price of $0.675 per share.

•	On May 31, 2007, $788 of notes payable, which includes accrued interest, were converted to 1,303,474 shares of the Company’s Series B at a price ranging from $0.615 to $0.75 per share.

•	On July 30, 2007, the Company sold 452,508 shares of the Company’s Series B at a price of $1.989 per share, resulting in net proceeds to the Company of $900.

Certain terms of the Series B include, but are not limited to, the following:

•	Holders are entitled to voting rights equivalent to those rights available as if the preferred stock had been converted to common stock.

•	Holders are entitled to receive the same distributions as common stockholders. The right to receive dividends is not cumulative.

•	Holders are entitled to require the redemption of the preferred stock, upon a majority vote of the Series B holders.

•	Holders may convert to common stock at any time on a one-for-one basis. The conversion ratio is subject to adjustment for certain dilutive issues as defined.

•	Holders have approval rights with respect to certain defined transactions.

•	Holders are entitled to elect one (1) director, if at least 600,000 shares are outstanding.

The total of Series B shares outstanding as of December 31, 2009 is 5,219,305.

The Series C convertible preferred stock (Series C) has a par value of $0.001 per share.

During December 2008, the Company sold 654,334 shares at $7.64, resulting in net proceeds of $5,000.

Certain terms of the Series C include, but are not limited to, the following:

•	Holders are entitled to voting rights equivalent to those rights available as if the preferred stock had been converted to common stock.

•	Holders are entitled to receive the same distributions as common stockholders. The right to receive dividends is not cumulative.

•	Holders are entitled to require the redemption of the preferred stock, upon a majority vote of the Series C holders.

•	Holders may convert to common stock at any time on a one-for-one basis. The conversion ratio is subject to adjustment for certain dilutive issues as defined.

•	Holders are entitled to elect one (1) director, if at least 300,000 shares are outstanding.

•

At their sole discretion, but upon notification to the company and not later than May 12, 2012, Holders may exchange all purchased shares for a term note having the aggregate principal equal to the purchase price plus interest from the date of issuance on terms and conditions similar to the May 27, 2007 term note. In addition, holders will also receive warrants to purchase shares of common stock representing 0.33% of fully diluted outstanding shares at the time of conversion for each $1,000 in Series C converted. See Note 1 — Derivatives for further discussion.

As a result of the conversion of the Series C shares to debt (see Note 6 — Loans Payable), the total of Series C shares issued and outstanding as of December 31, 2009 is $0.

9.	Stock Option Plan

Certain employees of the Company participate in the 2000 Stock Incentive Plan (the Plan), which is authorized to grant options to acquire 4,900,000 shares of common stock. In general, these units vest between 12 and 36 months, with a contractual life of ten years. However, in limited instances, accelerated vesting would occur due to a change in control in the Company, as defined in the Plan.

The Company adopted ASC No. 718 effective as of January 1, 2006, under the prospective transition method. The fair value of 120,000 options granted in January 2009 was estimated using the Black-Scholes option-pricing model. The fair value of options granted in the year ending December 31, 2009 was $142. Compensation expense related to stock options was $241 and $454 for the years ended December 31, 2009 and 2008, respectively. As of December 31, 2009, approximately $4 of unrecognized compensation cost related to non-vested options is expected to be recognized over a period of approximately three months. When options are exercised, the Company issues new shares reserved for that purpose.

Unit option activity under the Plan was as follows:

	Number of Options	Weighted Average Exercise Price
Outstanding as of December 31, 2007	4,759,582	$0.57
Granted	165,000	2.00
Exercised	(480,704)	0.62
Forfeited	(150,000)	1.79

Outstanding as of December 31, 2008	4,293,878	0.57
Granted	120,000	2.00
Exercised	(1,141,293)	0.38
Forfeited	(7,500)	0.40

Outstanding as of December 31, 2009	3,265,085	$0.72

The following table summarizes information about stock options outstanding at December 31, 2009:

Exercise Price	Options Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price
$0.005 - $0.29	63,334	1.4	$0.05	63,334	$0.05
$0.32 - $0.50	1,543,966	0.8	0.43	1,543,966	0.43
$0.52 - $1.00	1,317,785	4.4	0.77	1,312,785	0.78
$2.00	340,000	8.6	2.00	225,000	2.00

	3,265,085			3,145,085

The Black-Scholes option-pricing model utilized the following assumptions for valuing options granted during 2009:

Risk-free interest rate	1.02%
Dividend yield	0.0%
Volatility factor of expected market price	95.0%
Weighted-average expected life of option	3.0 years

10.	Profit Sharing Retirement Plan

The Company maintains an employee benefit plan pursuant to Section 401(k) of the Internal Revenue Code (the “Code”), whereby employees may contribute a percentage of their compensation not to exceed the maximum amount allowable under the Code. Employee contributions may not exceed 75% of an employee’s plan compensation. Employees age 50 and over can make a catch-up contribution up to $5. Beginning in 2008, the Company matches 50% on the first 3% of eligible employee contributions subject to a graduated vesting schedule. The Company’s expense was $102 and $12 for the years ended December 31, 2009 and 2008, respectively.

Plan administrative costs charged to operations during 2009 and 2008 were $0 and $5, respectively.

11.	Commitments and Contingencies

Capital Leases

The Company leases equipment under capital lease agreements, which extend through fiscal year 2012. As of December 31, 2009 and 2008, $336 and $0, respectively, of net book value of the Company’s property and equipment were under capitalized lease obligations. Future minimum lease payments under these capital leases and the present value of such payments as of December 31, 2009 are as follows:

Year ending December 31,
2010	$138
2011	138
2012	104
Thereafter	—

Total minimum lease payments	380
Less: amounts representing interest	(40)

Present value of minimum obligations under capital leases	$340
Less: current portion	(115)

Long term obligation under capital lease	225

Operating Leases

The Company leases office space, furniture, computer and office equipment under various operating leases.

Future annual minimum lease payments are as follows:

Years ending December 31,	Future minimum lease payments
2010	$785
2011	716
2012	182
2013	15
Thereafter	—

$1,698

Rent expense for the years ended December 31, 2009 and 2008, was approximately $1,435 and $962, respectively.

12.	Income Taxes

Tax expense for the year ended December 31, 2009, was approximately $955. This included approximately $343 in Federal income tax expense, $162 in state income tax expense and $450 in income tax expense attributable to certain foreign subsidiaries. No income tax expense was recorded for the year ended December 31, 2008, because the Company, in certain markets, had net operating loss carryforwards sufficient to offset taxable income for the year. In the remaining markets, the Company had reported operating losses with no recognizable income tax benefit. Income tax expense (benefit) differed from the amounts computed by applying the statutory U.S. federal income tax rate of 34% to net loss before income taxes, primarily as a result of certain non-cash interest expenses not deductable for tax purposes.

The Company’s temporary differences result in a gross deferred tax asset of approximately $930 and $1,310 at December 31, 2009 and 2008, respectively. The gross deferred tax asset is reduced by a related valuation allowance so that the net deferred tax asset is $0 at both 2009 and 2008. The principal temporary differences are net operating loss carryforwards, accruals, and depreciation expense.

The net change in the gross deferred tax asset of approximately $380 was primarily the result of a decrease in various accruals. At December 31, 2009 and 2008, the Company has net operating loss carryforwards and certain credits for federal, state and foreign income tax purposes of approximately $792 and $824, respectively, which expire in varying amounts beginning in 2020.

13.	Concentration of Credit Risk

The Company maintains its cash balances at various financial institutions. Such balances are insured by the Federal Deposit Insurance Corporation up to $100. At December 31, 2009, the amount in excess of the limit is approximately $1,995. The Company also maintains bank accounts in foreign countries and at times during the year balances may exceed insured deposits of the particular country. At December 31, 2009, the Company had $364 in bank accounts in foreign countries.

Approximately 43% of the Company’s operating revenues in 2009 were derived from services provided to three customers. As of December 31, 2009, the Company had receivables from those customers of approximately $3,210.

14.	Related Parties

The Company’s related-party transactions are as follows:

•	Debt outstanding to current and former employees is approximately $50 and $52 at December 31, 2009 and 2008, respectively.

•

Notes payable for short-term funding from related parties of $681 and $289 at December 31, 2009 and 2008, respectively. These funding loans bear interest at 6%, are unsecured, payable December 31, 2010, and are reflected in the accompanying financial statements as notes payable.

•

Accounts receivable due from a related party is approximately $211 and $0 at December 31, 2009 and 2008, respectively. Payables to the same related party is approximately $41 and $0 at December 31, 2009 and 2008, respectively. Revenues from the same related party is approximately $721 and $0 for the years ended December 31, 2009 and 2008, respectively.

15.	Subsequent Events

We evaluated all events or transactions that occurred after the balance sheet date of December 31, 2009 through March 12, 2010, the date we issued these financial statements.

On December 21, 2009, the Company announced that it had signed a letter of intent to merge with Limelight Networks, Incorporated. Under the terms of the merger agreement, the holders of shares of EyeWonder capital stock outstanding at the completion of the merger will receive, in the aggregate, $62,000 in cash, subject to certain adjustments described in the merger agreement, and 12,740,000 shares of Limelight common stock. In addition, EyeWonder stockholders may receive up to 4,774,000 shares of Limelight common stock after the closing of the merger if certain performance metrics are satisfied.

Limelight will deduct an amount of cash and Limelight common stock with an aggregate value of $11,000 from the total merger consideration otherwise payable in the merger to holders of EyeWonder capital stock to be held in escrow as security for indemnification claims under the merger agreement. The escrow fund will be held until the earlier of the eighteen month anniversary of the date of the Merger Agreement or the fifteen month anniversary of the completion of the merger, subject to any unresolved indemnification claims.

In connection with the merger, Limelight has also agreed to establish a retention pool of 1,000,000 Limelight stock options under the 2007 Equity Incentive Plan to be issued to employees of EyeWonder following the closing of the merger. In addition, employees of EyeWonder may be issued up to 1,000,000 Limelight restricted stock units if certain performance metrics are satisfied.

The Merger Agreement also contains customary representations and warranties of EyeWonder and Limelight, covenants regarding the operation of the EyeWonder business prior to the closing date, and provisions regarding indemnification in favor of Limelight.

Completion is subject to a number of conditions, including due diligence, regulatory, shareholder and other necessary approvals. Completion is anticipated in the second quarter of 2010.

In connection with the acquisition of Vendi (See Note 5), the final contingent payment of €250 was made in February 2010 resulting in an increase in goodwill.

Report of Independent Certified Public Accountants

To the Board of Directors of

EyeWonder, Inc. and Subsidiaries:

We have audited the accompanying consolidated balance sheets of EyeWonder, Inc. and Subsidiaries (the “Company”) as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in stockholders’ equity (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of EyeWonder, Inc. and Subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

Atlanta, Georgia

May 7, 2009

EYEWONDER, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands)

	December 31,
	2008	2007
ASSETS
Current assets
Cash and cash equivalents	$2,084	$1,287
Trade accounts and other receivable, net (Note 2)	9,806	6,820
Prepaid expenses and other current assets	278	11

Total current assets	12,168	8,118
Property and equipment, net (Note 3)	901	823
Intangible assets, net	642	—
Available for sale securities (Note 1)	107	—
Deferred financing costs (Note 1)	213	152
Deposits	317	213
Other non-current assets	135	13

Total assets	$14,483	$9,319

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Loan payable, current portion (Note 6)	$52	$1,128
Accounts payable	1,845	447
Accrued liabilities (Note 4)	1,137	1,181
Customer deposits	17	259
Deferred rent, current portion	—	76

Total current liabilities	3,051	3,091
Loan payable, less current portion (Note 6)	4,239	3,240
Debt conversion liability (Note 1)	145	—
Deferred rent, less current portion	—	95

Total liabilities	7,435	6,426

Stockholders’ equity
Common stock — $.001 par value, 35,000,000 authorized shares; 10,308,889 and 9,417,939 shares issued at December 31, 2008 and 2007, respectively	10	10
Additional paid-in capital	6,135	5,057
Preferred stock series A — $.001 par value, 1,166,667 authorized shares; 870,000 shared issued at December 31, 2008 and 2007	1,305	1,305
Preferred stock series B — $.001 par value, 5,500,000 authorized shares; 5,219,305 shares issued at December 31, 2008 and 2007	3,878	3,878
Preferred stock series C — $.001 par value, 5,500,000 authorized shares; 654,334 and 0 shares issued at December 31, 2008 and 2007, respectively	4,948	—
Retained deficit	(8,644)	(7,086)
Accumulated other comprehensive loss	(293)	(1)

	7,339	3,163
Stockholder notes receivable (Note 1)	(291)	(270)

Total stockholders’ equity	7,048	2,893

Total liabilities and stockholders’ equity	$14,483	$9,319

See accompanying notes to consolidated financial statements.

EYEWONDER, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands)

	Years ended December 31,
	2008	2007
Revenue	$25,533	$15,646
Operating expenses
Salaries, wages, and employee benefits	15,540	7,778
Selling, general and administrative expenses	6,731	4,155
Depreciation and amortization	541	278
Other production costs	3,408	1,197

Total operating expenses	26,220	13,408

Operating income/(loss)	(687)	2,238
Other income/(expense)
Interest income	72	36
Interest expense	(943)	(595)

Income/(Loss) before income tax expense	(1,558)	1,679
Income tax expense	—	—

Net income/(loss)	$(1,558)	$1,679

See accompanying notes to consolidated financial statements.

EYEWONDER, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(In thousands)

	Common Stock	Series A Preferred Stock	Series B Preferred Stock	Series C Preferred Stock	Additional Paid-in Capital	Retained Deficit	Stockholder Notes Receivable	Accumulated Other Comprehensive Income/(Loss)	Stockholders’ Equity (Deficit)	Comprehensive Income/(Loss)
Balance, December 31, 2006	$9	$1,305	$2,190	$—	$3,572	$(8,765)	$—	$—	$(1,689)

Net income	—	—	—	—	—	1,679	—	—	1,679	$1,679
Stockholder notes receivable	—	—	—	—	—	—	(270)	—	(270)	—
Stock-based compensation	—	—	—	—	592	—	—	—	592	—
Note conversion	—	—	788	—	—	—	—	—	788	—
Stock options exercised	1	—	—	—	5	—	—	—	6	—
Purchase of stock	—	—	—	—	(20)	—	—	—	(20)	—
Warrants issued	—	—	—	—	862	—	—	—	862	—
Sale of preferred stock	—	—	900	—	—	—	—	—	900	—
Conversion of interest to stock	—	—	—	—	46	—	—	—	46	—
Foreign currency translation	—	—	—	—	—	—	—	(1)	(1)	(1)

Balance as of December 31, 2007	$10	1,305	3,878	—	5,057	(7,086)	(270)	(1)	2,893	1,678

Net loss	—	—	—	—	—	(1,558)	—	—	(1,558)	(1,558)
Stock-based compensation	—	—	—	—	454	—	—	—	454	—
Note conversion	—	—	—	—	375	—	—	—	375	—
Stock options exercised	—	—	—	—	298	—	—	—	298	—
Purchase of stock	—	—	—	—	(250)	—	—	—	(250)	—
Warrants issued	—	—	—	—	201	—	—	—	201	—
Sale of preferred stock	—	—	—	4,948	—	—	—	—	4,948	—
Interest on stockholders notes	—	—	—	—	—	—	(21)	—	(21)	—
Unrealized loss on available for sale securities, net of tax	—	—	—	—	—	—	—	(308)	(308)	(308)
Foreign currency translation, net of tax	—	—	—	—	—	—	—	16	16	16

Balance as of December 31, 2008	$10	$1,305	$3,878	$4,948	$6,135	$(8,644)	$(291)	$(293)	$7,048	$(1,850)

See accompanying notes to consolidated financial statements.

EYEWONDER, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

(In thousands)

	Years ended December 31,
	2008	2007
Operating activities
Net income/(loss)	$(1,558)	$1,679
Adjustments to reconcile net income/(loss) to net cash used in operating activities
Depreciation and amortization	541	278
Gain on disposal of property and equipment	(1)	—
Stock-based compensation	454	592
Net non-cash interest expense	322	160
Employee notes receivable forgiven	(368)	(433)
Changes in operating assets and liabilities
Trade accounts and notes receivable	(2,986)	(4,623)
Prepaid expenses and other current assets	(267)	55
Deposits and other non-current assets	(226)	(158)
Accounts payable	1,050	(147)
Accrued liabilities and deferred rent	(215)	1,000
Customer deposits	(242)	(53)

Net cash used in operating activities	(3,496)	(1,650)

Investing activities
Purchase of available for sale securities	(415)	—
Cash paid for acquisition	(657)	—
Proceeds from sale of property and equipment	11	—
Purchase of property and equipment	(580)	(687)

Net cash used in investing activity	(1,641)	(687)

Financing activities
Borrowings from short-term borrowings	1,000	4,000
Repayments of short-term borrowings	(334)	(803)
Issuance of notes payable to a related party	289	—
Issuance of preferred stock	5,000	900
Repurchase of common stock	(250)	(20)
Issuance of stockholders’ notes receivable	—	(263)
Proceeds from exercise of common stock options	298	6
Bank overdraft	—	(23)
Deferred financing costs	(110)	(173)

Net cash provided by financing activities	5,893	3,624

Net effect of foreign currency on cash	41	—

Net increase (decrease) in cash	797	1,287
Cash and cash equivalents, beginning of year	1,287	—

Cash and cash equivalents, end of year	$2,084	$1,287

Supplemental cash flow information
Interest paid	$513	$437
Income taxes paid	—	—
Non-cash investing activities
Mark-to-market adjustment for available for sale securities	$(308)	$—
Mark-to-market adjustment for restricted stock	—	(25)
Non-cash financing activities
Interest converted to common stock	$—	$46
Conversion of debt to preferred stock — Series B	—	788
Fair value of warrants issued in conjunction with debt	201	862
Fair value of Series C debt conversion feature	52	—
Conversion of debt to common stock	375	—

See accompanying notes to consolidated financial statements.

EYEWONDER, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share amounts)

1.	Summary of Significant Accounting Policies

Nature of Operations

EyeWonder, Inc. (the “Company”) is a provider of online video and rich media advertising products and services. Since 1999, the Company has been enabling advertisers and agencies to easily connect the most compelling and effective campaigns to their most desirable audiences. The Company’s in-page, in-stream and mobile advertising products can combine the quality and power of flash video, the latest creative features, and online tracking and reporting capabilities to dramatically enhance the impact and effectiveness of any rich media advertising campaign. The Company operates offices in Atlanta, New York, Los Angeles, Chicago, Dublin, London, Hamburg, Amsterdam, and Sydney.

Principles of Consolidation and Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

The consolidated financial statements include the Company’s majority-owned subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation.

The financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company’s ability to meet its obligations in the ordinary course of business is dependent upon its ability to generate sufficient cash flow to meet its obligations, to obtain additional financing and to ultimately attain profitable operations.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investment instruments with original maturities of three months or less to be cash equivalents.

Revenue Recognition

All revenue is recognized in the month services were delivered, regardless of the timing of cash receipts. Early payments are not recognized as revenue but are recorded as customer deposits until the ads have been served and impressions have been generated. Revenues are based on a contractually specified rate per impression.

Fair Value of Financial Instruments

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements,” which clarifies the definition of fair value, prescribes methods for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value, and expands disclosures about fair value measurements. The three-tier fair value hierarchy, which prioritizes the inputs used in the valuation methodologies, is:

•	Level 1 – Valuations based on quoted prices for identical assets and liabilities in active markets.

•

Level 2 – Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

•

Level 3 – Valuations based on unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

The following table presents the fair value measurements of assets recognized in the accompanying balance sheet measured at fair value on a recurring basis and the level within the SFAS No. 157 fair value hierarchy in which the fair value measurements fall at December 31, 2008:

	Level 1	Level 2	Level 3
Available-for-sale security	$107	$—	$—
Debt conversion derivative liability	—	—	145

The carrying amount of receivables, accounts payable and accrued expenses approximates fair value because of their short maturity. The carrying value of the long-term note payable discussed in Note 6 approximates its fair value because the interest rates of the debt approximate market interest rates at the reporting periods.

Accounts Receivable

The Company’s accounts receivable are comprised of amounts due from customers. Credit is extended based on the customer’s credit quality and history with the Company. Accounts receivable are stated at amounts due, net of an allowance for doubtful accounts. The Company determines its allowance by considering the length of time receivables are past due, the Company’s previous loss history and the customer’s ability to pay its obligation. The Company writes off accounts receivables when they become uncollectible.

Derivatives

All derivatives are accounted for using SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” Accordingly, the Company recognizes these derivatives in the Consolidated Financial Statements at fair value and are reported in other assets or liabilities. Classification of each derivative as current or noncurrent is based upon whether the maturity of the instrument is less than or greater than 12 months. Changes in the fair value of a derivative are recorded in other income and expense.

In May 2008, the Company issued 654,534 shares of Series C preferred stock for $5,000. The holder of the Series C preferred stock has the right to exchange all of its shares for Senior Subordinated Notes plus accrued interest from the date of issuance and warrants to purchase shares of common stock representing 0.33% of fully diluted outstanding shares at the time of conversion for each $1,000 in Series C converted. As a result, the Company determined that the fair value of the debt conversion feature would be recorded as an embedded derivative liability and marked to fair value at each reporting period with changes in fair value recognized in earnings.

In determining the fair value of the Series C debt conversion feature, the Company used the probability-weighted expected return methodology that incorporates elements the holder is likely to consider, including the expected future value of the Company, the likelihood of an event that may force exercise of the debt conversion option, and the likely maximum return to the investor. Using this methodology, the value of the derivative was calculated as the present value of the difference between the return to Series C Preferred investors with and without the debt conversion option.

In May 2008, upon issuance of the Series C preferred stock, the value of the debt conversion feature was recorded as a liability of $52. At December 31, 2008 the debt conversation feature was valued at $145 and the additional liability of $93 was recorded as interest expense.

Deferred Financing Costs

Deferred financing costs represent primarily legal and loan costs to obtain financing. These costs are amortized using the effective interest method over the term of the related debt. The Company incurred costs of $110 and $173 for the years ended December 31, 2008 and 2007, respectively. The Company expensed costs of approximately $49 and $21 for the years ended December 31, 2008 and 2007, respectively, which is included in interest expense.

Investments

Investment securities consist of readily marketable equity securities. Unrealized gains or losses are charged to earnings for investments classified as trading and to shareholders’ equity for investments classified as available-for-sale. Auction rate securities are classified as other noncurrent assets with unrealized losses charged to shareholders’ equity unless impairment is judged to be other than temporary, in which case it is charged to earnings.

Investments in certain companies over which the Company exerts significant influence, but do not control the financial and operating decisions, are accounted for using the equity method. Other investments that are not controlled, and over which the Company do not have the ability to exercise significant influence, are accounted for under the cost method.

During 2008, the Company invested approximately $415 in publicly traded shares of a company and recorded the investment using the cost method. Such shares are considered available-for-sale. At December 31, 2008, the Company deemed the investment to have a temporary impairment and therefore marked the investment to market and recorded an unrealized loss of $308 in shareholders’ equity.

Foreign Currency Translation

The functional currencies of the Company’s foreign operations are their respective local currencies. The assets and liabilities of these operations are translated into U.S. dollars at the end of the period exchange rates, and the revenues and expenses are translated at weighted-average rates for the period. The gains or losses from these translations are included in other comprehensive income, which is part of stockholders’ equity (deficit). Gains or losses from transactions denominated in a currency other than the functional currency of the subsidiary involved are included in net income or other comprehensive income as appropriate.

Cash Flow Presentation

The Statement of Cash Flows is prepared using the indirect method, which reconciles net earnings to cash flow from operating activities. The reconciliation adjustments include the removal of timing differences between the occurrence of operating receipts and payments and their recognition in net earnings. The adjustments also remove cash flows from operating activities arising from investing and financing activities, which are presented separately from operating activities. Cash flows from foreign currency transactions and operations are translated at an average exchange rate for the period. Cash payments related to income taxes are classified as operating activities.

Restricted Investments

Restricted investments are carried at the market value of the investment at the end of the period. The investment was received as payment for services to be provided to a customer. The offset to these investments is deferred revenue. Any adjustments to the market value are reflected as an adjustment to deferred revenue in accordance with Emerging Issues Task Force (“EITF”) 96-18, “Accounting for Equity Instruments Issued to Non Employees.” As of December 31, 2008 and 2007 the balance was $2 and was included in other non-current assets.

Stockholder Notes Receivable

Stockholder notes receivable primarily represent loans to employees of the Company. These loans bear interest at 8% per annum and may be prepaid at any time but must be repaid two years from date of the loan. The difference between the amounts due in the future and the net present value reflected at December 31, 2008 and 2007, respectively, will be recorded as interest income. The balance was $291 and $270 for the years ended December 31, 2008 and 2007, respectively. These notes are classified as a reduction to stockholders’ equity (deficit) in accordance with EITF 85-1, “Classifying Notes Received for Capital Stock.”

Research and Development and Software Development Costs

Research and development costs are expensed as incurred. Development costs were $652 and $425 for the years ended December 31, 2008 and 2007, respectively, and are recorded primarily as a component of salaries, wages, and employee benefits. Costs incurred subsequent to establishing technological feasibility, in the form of a working model, are capitalized and amortized over their estimated useful lives. To date, software development costs incurred after technological feasibility has been established have not been material.

Goodwill and Long-lived Asset Impairment

The Company evaluates the recoverability of its long-lived assets in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS No. 144 requires recognition of impairment of long-lived assets, such as property and equipment, and purchased intangibles subject to amortization, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. The Company has not recorded or identified any such impairment charges for the years ended December 31, 2008 and 2007, respectively. See Note 5.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the shorter of the estimated useful lives of the related assets or the lease term. The cost and accumulated depreciation of assets sold, retired or otherwise disposed of are removed from the accounts, and the related gain or loss is credited or charged to income. The estimated useful lives of property and equipment are as follows:

Years
Furniture and fixtures	3-5
Computer equipment	2-3
Leasehold improvements	Lesser of lease term or useful life

Selling, General and Administrative Expenses

Selling, general and administrative expenses include selling and marketing expense, travel expenses, professional services, advertising costs and rent. All costs of advertising are expensed by the Company in the period in which the costs are incurred. Advertising expense approximated $909 and $634 for the years ended December 31, 2008 and 2007, respectively.

Income Taxes

Income taxes are accounted for under the asset and liability method. A valuation allowance is established against net deferred tax assets unless the Company believes it is more likely than not that the benefit will be realized.

Comprehensive Income

Comprehensive income is defined as the change in equity of a business enterprise from transactions and other events from non-owner sources. Comprehensive income includes net income and other changes in equity, which are not recorded in the consolidated statements of operations and are reported as separate components of equity. For the year ended December 31, 2008, comprehensive income includes net income, unrealized loss on available for sale securities, and the change in the cumulative foreign currency translation adjustment.

Accumulated other comprehensive loss consists of the following:

	Gain (Loss) on Foreign Currency Translation	Unrealized Loss on Available-for- sale Securities
December 31, 2006	$—	$—
Net activity in 2007	(1)	—

December 31, 2007	$(1)	$—
Net activity in 2008	16	(308)

December 31, 2008	$15	$(308)

Stock Compensation

Effective January 1, 2006, the Company adopted the fair value recognition provision of SFAS No. 123(R), “Share-Based Payment,” which requires the fair value of stock options to be measured and recognized in earnings, using the prospective transition method. This method allows the application of the provisions of SFAS 123(R) to equity-based grants awarded, cancelled or modified subsequent to adoption.

2.	Trade Accounts and Other Receivable

Trade accounts and notes receivable consist of the following:

	December 31,
	2008	2007
Billed accounts receivable	$6,979	$4,520
Unbilled accounts receivable	2,560	2,221
All other receivables	326	152

Trade accounts and other receivable, gross	9,865	6,893
Less allowance for doubtful accounts	(59)	(73)

Trade accounts and other receivable, net	$9,806	$6,820

The activity in the allowance for doubtful accounts during the periods consist of the following:

	Years ended December 31,
	2008	2007
Beginning balance, allowance for doubtful accounts	$73	$83
Bad debt expense	—	—
Accounts written off	(14)	(10)

Ending balance, allowance for doubtful accounts	$59	$73

3.	Property and Equipment

Property and equipment consist of the following:

	December 31,
	2008	2007
Computer equipment	$1,496	$1,251
Furniture and fixtures	75	156
Leasehold improvements	—	120
Assets in progress	48	—

Property and equipment, gross	1,619	1,527
Less accumulated depreciation and amortization	(718)	(704)

Property and equipment, net	$901	$823

Depreciation expense was $485 and $278 for the years ended December 31, 2008 and 2007, respectively.

4.	Accrued Liabilities

Accrued liabilities consist of the following:

	December 31,
	2008	2007
Accrued commissions	$316	$400
Accrued employee settlement	—	358
Accrued salaries and related costs	225	320
Accrued related party payables	289	—
Accrued VAT payable	100	—
Accrued legal and accounting costs	104	18
All other accrued liabilities	103	85

	$1,137	$1,181

5.	Acquisitions

On January 9, 2008, the Company completed its acquisition of a majority interest in Cologne, Germany-based Vendi Interactive, GmbH (“Vendi”), a digital interactive advertising firm and vendor of on-line streaming ads for €480 (approximately $706). The terms call for approximately half of the purchase price paid at closing and the balance is to be paid in two equal installments on the first and second anniversary, subject to Vendi maintaining the significant majority of its revenue from its top five customers. There was no goodwill recognized as a result of the transaction. Vendi will change its name to EyeWonder and retain its client base and has served as a base for further expansion in the German market.

As a result of the acquisition, the Company recorded intangible assets of €475 (approximately $698) relating to customer relationships and a trade name with estimated lives of five years. Amortization expense for 2008 was approximately $56. Amortization expense is estimated to be approximately $128 for each of the next five years. There were no liabilities assumed.

6.	Loans Payable

In 2006, the Company had loans payable to current and former stockholders and investors totaling approximately $3,153. The loans were convertible into stock or due upon demand. During 2007, the Company repaid approximately $803 of the loans, approximately $788 was converted to 1,303,474 shares of Series B preferred stock, and approximately $433 was forgiven by former employees. As of December 31, 2007, these loans payable were $1,128. During 2008, the Company repaid approximately $334 of the loans, approximately $375 was converted to 440,250 shares of common stock, and $368 was forgiven as part of a settlement with a former employee. As of December 31, 2008, these loans payable were $52 and were convertible to common stock, due upon demand; bear 0% interest and are unsecured.

On May 29, 2007, the Company obtained a $4,000 term note from a third-party financial institution and on May 18, 2008, the Company obtained and additional $1,000 from the same third-party financial institution under the same term note. The term note calls for a single principal payment on May 31, 2012 or the date of the termination of the credit agreement. The term note carries an interest rate of 12% per annum and accrued interest is payable monthly. The term note is secured by the assets of the Company. Borrowings under the term note are subject to certain covenants and other related transactions. As of December 31, 2008 the Company was not in compliance with all covenants, however, the Company has obtained a waiver for such non-compliance. As a result of the Company not being in compliance with all covenants, the interest rate for the term note was increased to 14% effective July 1, 2008 until December 31, 2009. The outstanding balance for the term note as of December 31, 2008, was $5,000.

In conjunction with the May 29, 2007 term note, the Company issued ten-year warrants for a minimum of 431,005 shares of common stock at an exercise price of $0.0002 per share, subject to adjustment based on customary anti-dilution protections, to the same financial institution. The warrants are valued at $863 at the date of issuance and were recorded as a discount to debt and as additional paid-in-capital on the balance sheet. The value of the warrant will be amortized as interest expense throughout the term of the warrant or as they are converted, whichever occurs first. During 2008 and 2007, respectively, the Company recorded interest expense of $172 and $103 for the amortization of the discount.

In conjunction with the May 18, 2008 term note, the Company issued ten-year warrants for a minimum of 100,476 shares of common stock at an exercise price of $0.0002 per share, subject to adjustment based on customary anti-dilution protections, to the same financial institution. The warrants are valued at $201 at the date of issuance and were recorded as a discount to debt and as additional paid-in-capital on the balance sheet. The value of the warrant will be amortized as interest expense throughout the term of the warrant or as they are converted, whichever occurs first. During 2008, the Company recorded interest expense of $29 for the amortization of the discount.

Future annual minimum debt obligations as of December 31, 2008 are as follows:

2009	$52
2010	—
2011	—
2012	5,000
2013	—
Thereafter	—

$5,052

The following summarizes the outstanding balance on the note payable:

	December 31,
	2008	2007
Notes payable to current and former employees, convertible into common stock, due on demand, 0% interest, unsecured	$52	$1,128
Notes payable to a third party financial institution, 12% interest, single principal payment due May 31, 2012; secured by substantially all the Company’s assets. The interest rate for the period started July 1, 2008 to December 31, 2009 will be 14% due to the Company not being in compliance with all covenants	5,000	4,000

Total notes payable	5,052	5,128
Less: warrant valuation	(761)	(760)
Less: current portion	(52)	(1,128)

Long-term portion	$4,239	$3,240

7.	Common Stock

The common stock has a par value of $0.001 per share. 35,000,000 shares have been authorized and 10,308,889 are outstanding as of December 31, 2008. Common stockholders have voting rights, are entitled to dividend distributions along with preferred stockholders and can elect all directors not specifically elected by preferred stockholders.

8.	Preferred Stock

The Company has authorized 15,000,000 shares of preferred stock. The Company has designated 1,166,667 shares of the total authorized preferred stock as Series A convertible preferred stock. The Company has designated 5,500,000 shares of the total authorized preferred stock as Series B convertible preferred stock. The Company has designated 5,500,000 shares of the total authorized preferred stock as Series C convertible preferred stock. The remaining 2,833,333 shares of authorized preferred stock remain undesignated as of December 31, 2008.

The Series A convertible preferred stock (“Series A”) has a par value of $.001 per share.

From August through November 2000, the Company sold 870,000 shares of the Company’s Series A at a price of $1.50 per share, resulting in net proceeds to the Company of $1,305.

Certain terms of the Series A include, but are not limited to, the following:

•	Holders are entitled to voting rights equivalent to those rights available as if the preferred stock had been converted to common stock.

•	Holders are entitled to receive the same distributions as common stockholders. The right to receive dividends is not cumulative.

•	Holders are entitled to require the redemption of the preferred stock upon a majority vote of the Series A holders.

•	Holders may convert to common stock at any time on a one-for-one basis. The conversion ratio is subject to adjustment for certain dilutive issues, as defined.

•	Holders have approval rights with respect to certain defined transactions.

•	Holders are entitled to elect one (1) director, if at least 300,000 shares are outstanding.

The Series B convertible preferred stock (“Series B”) has a par value of $.001 per share.

From inception to December 31, 2004, the Company sold 3,172,736 shares at prices ranging from $.515 to $.75, resulting in net proceeds of $1,976.

From May through June 2005, the Company sold 200,000 shares of the Company’s Series B at a price of $.75 per share, resulting in net proceeds to the Company of $150.

On March 14, 2006, $31 of notes payable, which includes accrued interest, were converted to 40,833 shares of the Company’s Series B at a price of $.75 per share.

On September 14, 2006, $33 of notes payable, which includes related accrued interest, were converted to 49,754 shares of the Company’s Series B at a price of $.675 per share.

On May 31, 2007, $788 of notes payable, which includes accrued interest, were converted to 1,303,474 shares of the Company’s Series B at a prices ranging from $.615 to $.75 per share.

On July 30, 2007, the Company sold 452,508 shares of the Company’s Series B at a price of $1.989 per share, resulting in net proceeds to the Company of $900.

The total of Series B shares outstanding as of December 31, 2008 is 5,219,305.

Certain terms of the Series B include, but are not limited to, the following:

•	Holders are entitled to voting rights equivalent to those rights available as if the preferred stock had been converted to common stock.

•	Holders are entitled to receive the same distributions as common stockholders. The right to receive dividends is not cumulative.

•	Holders are entitled to require the redemption of the preferred stock, upon a majority vote of the Series B holders.

•	Holders may convert to common stock at any time on a one-for-one basis. The conversion ratio is subject to adjustment for certain dilutive issues as defined.

•	Holders have approval rights with respect to certain defined transactions.

•	Holders are entitled to elect one (1) director, if at least 600,000 shares are outstanding.

The Series C convertible preferred stock (“Series C”) has a par value of $.001 per share.

During December 31, 2008, the Company sold 654,334 shares at $7.64, resulting in net proceeds of $5,000.

Certain terms of the Series C include, but are not limited to, the following:

•	Holders are entitled to voting rights equivalent to those rights available as if the preferred stock had been converted to common stock.

•	Holders are entitled to receive the same distributions as common stockholders. The right to receive dividends is not cumulative.

•	Holders are entitled to require the redemption of the preferred stock, upon a majority vote of the Series C holders.

•	Holders may convert to common stock at any time on a one-for-one basis. The conversion ratio is subject to adjustment for certain dilutive issues as defined.

•	Holders are entitled to elect one (1) director, if at least 300,000 shares are outstanding.

•

At their sole discretion, but upon notification to the company and not later than May 12, 2012, Holders may exchange all purchased shares for a term note having the aggregate principal equal to the purchase price and accrued interest from the date of issuance on terms and conditions similar to the May 27, 2007 term note (See Note 7). In addition, Holders will also receive warrants to purchase shares of common stock representing 0.33% of fully diluted outstanding shares at the time of conversion for each $1,000 in Series C converted. See Note 1 – Derivatives for further discussion.

9.	Stock Option Plan

Certain employees of the Company participate in the 2000 Stock Incentive Plan (the “Plan”), which is authorized to grant options to acquire 4,900,000 shares of common stock. In general, these units vest between 12 and 36 months, with a contractual life of ten years. However, in limited instances, accelerated vesting would occur due to a change in control in the Company, as defined in the Plan.

The Company adopted SFAS No. 123(R) effective as of January 1, 2006, under the prospective transition method. The fair value of 165,000 options granted on varying dates from January through December 2008 was estimated using the Black-Scholes option-pricing model. The fair value of options granted in the year ending December 31, 2008 was $187. Compensation expense related to stock options was $454 and $592 for the years ended December 31, 2008 and 2007, respectively. As of December 31, 2008, approximately $100 of unrecognized compensation cost related to non-vested options is expected to be recognized over a period of approximately one year. The Company received cash in the amount of $298 for options exercised during the year ended December 31, 2008. When options are exercised, the Company issues new shares reserved for that purpose.

Unit option activity under the Plan was as follows:

	Number of Options	Weighted Average Exercise Price
Outstanding as of December 31, 2006	4,490,416	$0.50
Granted	530,000	1.00
Exercised	(16,669)	0.46
Forfeited	(244,165)	0.92

Outstanding as of December 31, 2007	4,759,582	0.57
Granted	165,000	2.00
Exercised	(480,704)	0.62
Forfeited	(150,000)	1.79

Outstanding as of December 31, 2008	4,293,878	$0.60

The following table summarizes information about stock options outstanding at December 31, 2008:

Exercise Price	Options Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price
$0.005 - $0.29	63,334	2.3	$0.05	63,334	$0.05
$0.32 - $0.50	2,494,800	1.6	0.39	2,494,800	0.39
$0.52 - $1.00	1,515,744	5.2	0.76	1,436,575	0.75
$2.00	220,000	9.2	2.00	81,665	2.00

	4,293,878			4,076,374

The Black-Scholes option-pricing model utilized the following assumptions for valuing options granted during 2008:

Risk-free interest rate	2.05% to 4.94%
Dividend yield	0.0%
Volatility factor of expected market price	82.0% to 98.0%
Weighted-average expected life of option	2.1 to 3.0 years

10.	Profit Sharing Retirement Plan

The Company maintains an employee benefit plan pursuant to Section 401(k) of the Internal Revenue Code (the “Code”), whereby employees may contribute a percentage of their compensation not to exceed the maximum amount allowable under the Code. Employee contributions may not exceed 30% of an employee’s annual W-2 earnings or $15, whichever is less. Employees age 50 and over can make a catch-up contribution up to $5. In October 2008, the Company approved a match on employee contributions of 50% on the first 3% of eligible contributions subject to a graduated vesting schedule. The Company expense for 2008 was $12.

The Company pays the administrative expenses of the plan. Plan administrative costs charged to operations during 2008 and 2007 were $5 and $2, respectively.

11.	Commitments and Contingencies

Operating Leases

The Company leases office space, furniture and office equipment under various operating leases.

Future annual minimum lease payments as of December 31, 2008 are as follows:

Years ending December 31,	Future minimum lease payments
2009	$977
2010	784
2011	717
2012	182
2013	15
Thereafter	—

$2,675

Rent expense for the years ended December 31, 2008 and 2007, was approximately $962 and $392, respectively.

Additionally, the Company has an agreement with an advertising hosting provider to purchase a minimum of 50% of the Company’s content delivery needs related to the Company’s ad serving service effective September 1, 2008. The agreement remains in effect until August 31, 2009. The total cost of the agreement is usage based and will be incurred as the Company generates its revenues.

12.	Income Taxes

No income tax expense was recorded for the year ended December 31, 2008, because the Company, in certain markets, had net operating loss carryforwards sufficient to offset taxable income for the year. In the remaining markets, the Company had reported operating losses with no recognizable income tax benefit. No income tax expense or benefit was recorded for the year ended December 31, 2007, because the Company had net operating loss carryforwards sufficient to offset taxable income for the year. Income tax expense (benefit) differed from the amounts computed by applying the statutory U.S. federal income tax rate of 34% to net loss before income taxes, primarily as a result of the Company recognizing no income tax benefit for operating losses incurred.

The Company’s temporary differences result in a gross deferred tax asset of approximately $1,310 and $1,952 at December 31, 2008 and 2007, respectively. The gross deferred tax asset is reduced by a related valuation allowance so that the net deferred tax asset is $0 at both 2008 and 2007. The principle temporary differences are net operating loss carryforwards, accruals, and depreciation expense.

The net change in the gross deferred tax asset of approximately $642 was primarily the result of a decrease in various accruals. At December 31, 2008 and 2007, the Company has net operating loss carryforwards for federal and state income tax purposes of approximately $546 and $459, respectively, which expire in varying amounts beginning in 2020.

13.	Concentration of Credit Risk

The Company maintains its cash balances at various financial institutions. Such balances are insured by the Federal Deposit Insurance Corporation up to $100. At December 31, 2008, the amount in excess of the limit is approximately $1,831. The Company also maintains bank accounts in foreign countries and at times during the year balances may exceed insured deposits of the particular country. At December 31, 2008, the Company had $152 in bank accounts in foreign countries.

Approximately 13% of the Company’s operating revenues in 2008 were derived from services provided to one customer. As of December 31, 2008, the Company had receivables from that customer of approximately $2,128.

Approximately 31% of the Company’s operating revenues in 2007 were derived from services provided to two customers. As of December 31, 2007, the Company had receivables from these customers of approximately $2,096.

14.	Related Party Transactions

The Company’s related-party transactions are as follows:

Debt outstanding to current and former employees is approximately $52 and $1,128 at December 31, 2008 and 2007, respectively.

Payables for short-term funding of operations from related parties of $289 at December 31, 2008.

Cash payments of interest to related parties totaled $0 and $38 in 2008 and 2007, respectively.

15.	Recent accounting pronouncements

In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements — an amendment of Accounting Research Bulletin No. 51” which establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the non-controlling interest, changes in a parent’s ownership interest and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. The Statement also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008. The Company has not determined the effect that the application of SFAS No. 160 will have on its consolidated financial statements.

16.	Subsequent Events

The Company paid the first of the contingent payments required as part of the 2008 acquisition (see Note 5) in the amount of €125 (approximately $168) during April 2009.

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Annex A

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

LIMELIGHT NETWORKS, INC

ELVIS MERGER SUB ONE CORPORATION

ELVIS MERGER SUB TWO LLC

EYEWONDER, INC.

JOHN VINCENT, AS STOCKHOLDER REPRESENTATIVE

AND

DEUTSCHE BANK NATIONAL TRUST COMPANY, AS ESCROW AGENT

Dated as of December 21, 2009

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i

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(Continued)

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(Continued)

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INDEX OF EXHIBITS AND SCHEDULES

Exhibits

Exhibit A	Form of Stockholder Voting Agreement
Exhibit A-1	Form of Parent Stockholder Voting Agreement
Exhibit B	Form of Stockholder Option
Exhibit C	Form of Critical Person Retention Agreement
Exhibit D	Form of 280G Waiver
Exhibit E	Form of Certificate of Merger
Exhibit F	Director and Officer Resignation and Release Letter
Exhibit G	Form of Lock-up Agreement

Schedules

Schedule 1.1	Key Employees
Schedule 2.11(b)	Additional Shares Schedule
Schedule 3.14(b)(i)	Actions with Respect to Company Intellectual Property
Schedule 6.10(a)	Employees, Former Employees, Consultants and Contractors Required to Have Entered Proprietary Information Agreements
Schedule 6.15	Spreadsheet
Schedule 6.16	Liens to be Released
Schedule 7.2(g)(i)	Agreements Requiring Consents, Waivers and Approvals
Schedule 7.2(g)(ii)	Agreements to be Modified
Schedule 7.2(g)(iii)	Agreements to be Terminated
Schedule 7.2(g)(iv)	Agreements to be Cancelled
Schedule 7.2(g)(v)	Agreements Requiring Notices

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AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (the “Agreement”) is made and entered into as of December 21, 2009 by and among Limelight Networks, Inc., a Delaware corporation (“Parent”), Elvis Merger Sub One Corporation, a Delaware corporation and a direct, wholly-owned subsidiary of Parent (“Merger Sub One”), Elvis Merger Sub Two LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of Parent (“Merger Sub Two” and together with Merger Sub One, the “Merger Subs”), EyeWonder, Inc., a Delaware corporation (the “Company”), John Vincent, as stockholder representative (the “Stockholder Representative”) and Deutsche Bank National Trust, as Escrow Agent (the “Escrow Agent”). All capitalized terms that are used in this Agreement shall have the respective meanings ascribed thereto in Article I.

RECITALS

A. Each of the respective Board of Directors of Parent, the Merger Subs and the Company has approved this Agreement and the transactions contemplated hereby, and deems it advisable and in the best interests of their respective stockholders to enter into this Agreement and consummate the transactions contemplated hereby pursuant to which, among other things, and as a single integrated transaction, Merger Sub One will be merged with and into the Company (the “First Step Merger”) in accordance with the applicable provisions of the DGCL. Immediately following the First Step Merger, Parent will cause the Company to merge with and into Merger Sub Two, with Merger Sub Two continuing as the surviving entity (the “Second Step Merger” and, taken together with the First Step Merger, the “Merger”). For U.S. federal income tax purposes, it is intended that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, the “Code”, and that this Agreement will be, and is hereby, adopted as a “plan of reorganization” within the meaning of Section 1.368-2(g) of the U.S. Income Tax Regulations promulgated under the Code (the “Treasury Regulations”).

B. Pursuant to the Merger, among other things, and subject to the terms and conditions of this Agreement, (i) all issued and outstanding Company Capital Stock will be converted into the right to receive the Merger Consideration set forth herein, (ii) all outstanding and unvested Company Options to purchase Company Common Stock not otherwise exercised prior to the Merger will be cancelled in accordance with the terms hereof and (iii) all issued and outstanding Company Warrants to purchase Company Capital Stock not otherwise exercised prior to the Merger will be cancelled in accordance with the terms hereof.

C. Concurrent with the execution and delivery of this Agreement by the parties hereto, certain holders of shares of capital stock of the Company (each, a “Principal Stockholder,” and together, the “Principal Stockholders”) will execute and deliver voting agreements, in the form attached hereto as Exhibit A (each, a “Stockholder Voting Agreement” and collectively, the “Stockholder Voting Agreements”). Concurrent with the execution and delivery of this Agreement by the parties hereto, certain holders of shares of capital stock of Parent (each, a “Parent Principal Stockholder”) will execute and deliver voting agreements, in the form attached hereto as Exhibit A-1 (each, a “Parent Stockholder Voting Agreement” and collectively, the “Parent Stockholder Voting Agreements”).

D. Concurrent with the execution and delivery of this Agreement by the parties hereto, each Principal Stockholder shall execute and deliver a Principal Stockholder Option in the form attached hereto as Exhibit B (each, a “Stockholder Option” and collectively, the “Stockholder Options”).

E. Concurrent with the execution and delivery of this Agreement by the parties hereto, each Principal Stockholder shall execute and deliver a Lock-up Agreement in the form attached hereto as Exhibit G (each, a “Lock-up Agreement” and collectively, the “Lock-up Agreements”).

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F. Contemporaneously with the execution and delivery of this Agreement by the parties hereto, as a material inducement to Parent and the Merger Subs to enter into this Agreement, John Vincent is entering into a Retention Agreement, in the form attached hereto as Exhibit C, (the “Critical Person Retention Agreement”) to be effective as of the Effective Time.

I. The Company, on the one hand, and Parent and the Merger Subs, on the other hand, desire to make certain representations, warranties, covenants and other agreements in connection with the Merger.

NOW, THEREFORE, in consideration of the mutual agreements, covenants and other premises set forth herein, the mutual benefits to be gained by the performance thereof, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, the parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

1.1 Certain Defined Terms. For all purposes of and under this Agreement, the following capitalized terms shall have the following respective meanings:

(a) “Actual Closing Statement” shall mean a statement of the Working Capital of the Company as of 12:01 a.m. (Pacific Time) on the Closing Date without giving effect to the consummation of the Merger and the other transactions contemplated by this Agreement, the Cash as of the Effective Time, the Company Debt as of the Effective Time and the Excess Fees.

(b) “Affiliate” shall mean with respect to any Person, any Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person.

(c) “Aggregate Series C Liquidation Preference” shall mean an amount equal to the product of (A) the Series C Liquidation Preference, times (B) the number of shares of Series C Preferred outstanding as of immediately prior to the Effective Time.

(d) “Base Aggregate Cash Consideration” shall mean an amount equal to Sixty Two Million Dollars ($62,000,000) plus (A) the Estimated Cash minus (B) the sum of (x) the Estimated Company Debt and (y) the Estimated Excess Fees.

(e) “Base Aggregate Stock Consideration” shall mean 12,740,000 shares of Parent Common Stock.

(f) “Business Day” shall mean each day that is not a Saturday, Sunday or other day on which Parent is closed for business or banking institutions located in San Francisco, California are authorized or obligated by law or executive order to close.

(g) “Cash” shall mean the aggregate value of all cash and cash equivalents of the Company and its consolidated Subsidiaries, all measured in accordance with GAAP applied on a consistent basis with past practice; provided, however, that there shall be added back to Cash any amounts paid by the Company in respect of Change of Control Fees.

(h) “Change of Control Payments” shall mean all fees, commissions, obligations, bonuses or other payments of any kind paid or payable to any employees, consultants, contractors, directors, officers, stockholders or any other Person arising out of or in connection with the Merger or any other transaction contemplated by this Agreement (whether as additional Taxes or lost deductions) resulting from such payments, including any payroll or employment Taxes in connection with such payments.

(i) “Claim” shall mean any suit, action, claim, arbitration, proceeding or investigation by any Governmental Entity or any other Person.

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(j) “COBRA” shall mean the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended and as codified in Section 4980B of the Code and Section 601 et seq. of ERISA, and any other similar and applicable statute.

(k) “Code” shall mean the Internal Revenue Code of 1986, as amended.

(l) “Common Stock Cash Consideration” shall mean an amount equal to the Estimated Adjusted Cash Consideration, minus the Aggregate Series C Liquidation Preference.

(m) “Company Board” shall mean the board of directors of the Company.

(n) “Company Capital Stock” shall mean the Company Common Stock, the Company Series A Preferred Stock, the Company Series B Preferred Stock, the Company Series C Preferred Stock and any other shares of capital stock of the Company.

(o) “Company Capital Stock Outstanding” shall mean a number equal to (x) the aggregate number of shares of Company Common Stock which are outstanding as of immediately prior to the Effective Time, plus (y) the maximum aggregate number of shares of Company Common Stock issuable upon full exercise, exchange or conversion of all Company Options and Company Warrants which are outstanding as of immediately prior to the Effective Time, all calculated on a fully diluted, as converted to Company Common Stock basis.

(p) “Company Common Stock” shall mean shares of Common Stock, par value $0.001 per share, of the Company.

(q) “Company Debt” shall mean, without duplication, (A) all obligations of the Company or any of its consolidated Subsidiaries for borrowed money (whether short-term or long-term, current or non-current, funded or unfunded, secured or unsecured), (B) all obligations of the Company or any of its consolidated Subsidiaries for the deferred purchase price of any property or services (other than current trade liabilities to the extent included as a Current Liability on the Estimated Closing Statement and the Final Closing Statement), (C) all obligations of the Company or any of its consolidated Subsidiaries secured by a purchase money mortgage or other lien to secure all or part of the purchase price of property subject to such mortgage or lien, (D) any obligations secured by a security interest or similar lien on property leased or acquired by the Company or any of its consolidated Subsidiaries, (E) any indebtedness of the Company or any of its Subsidiaries arising from the conversion of the Series C Preferred Stock into Company Common Stock and (F) any penalties, fees or payments accrued or additional interest accrued under any of the foregoing.

(r) “Company Employee Plan” shall mean any plan, program, policy, practice, contract, agreement or other arrangement, whether written or unwritten, providing for compensation, a payroll practice, bonus pay, commission pay, incentive pay, severance pay or benefits, termination pay or benefits, change of control pay or benefits, deferred compensation, performance awards, stock or stock-related awards, phantom stock or similar awards, vacation, sick pay, paid-time off, profit sharing, retirement benefits, welfare benefits, material fringe benefits or other employee benefits or remuneration of any kind, funded or unfunded, including, but not limited to, each “employee benefit plan,” within the meaning of Section 3(3) of ERISA which is or has been maintained, contributed to, or required to be contributed to, by the Company or any ERISA Affiliate for the benefit of any Employee, or with respect to which the Company or any ERISA Affiliate has or may have any liability or obligation, including all International Employee Plans.

(s) “Company Intellectual Property” shall mean any Intellectual Property that is, or is purported to be, owned by, or exclusively licensed to, the Company.

(t) “Company Material Adverse Effect” shall mean any change, fact, circumstance, or effect that has had, or is reasonably likely to have, individually or in the aggregate, a material and substantial adverse effect on the business, operations, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that none of the following changes, facts, circumstances,

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or effects, by itself or when aggregated with any one or more of the other such changes, facts, circumstances, or effects, shall be deemed to be or constitute a Company Material Adverse Effect, and no changes, facts, circumstances or effects resulting from, relating to or arising out of the following (by themselves or when aggregated with any one or more other such changes, facts, circumstances or effects) shall be taken into account when determining whether a Company Material Adverse Effect has occurred or would occur: (i) general economic, financial or political conditions in the United States or any other jurisdiction in which the Company or any of its Subsidiaries has substantial business or operations, and any changes therein (including any changes arising out of acts of terrorism, war, weather conditions or other force majeure events) to the extent that such changes, facts, circumstances, or effects do not have a material and substantially disproportionate impact on the Company and its Subsidiaries, taken as a whole, relative to other interactive digital advertising companies of comparable size; (ii) general conditions in the industries in which the Company or any of its Subsidiaries conduct business, and any changes therein (including any changes arising out of acts of terrorism, war, weather conditions or natural disasters) to the extent that such changes, facts, circumstances, or effects do not have a material and substantially disproportionate impact on the Company and its Subsidiaries, taken as a whole, relative to other interactive digital advertising companies of comparable size; (iii) changes in GAAP (or any interpretations of GAAP); (iv) the announcement or pendency of this Agreement and the transactions contemplated hereby; or (v) the failure, in and of itself, to meet internal projections, forecasts or budgets of revenues, earnings or other financial metrics (it being understood that the facts or circumstances giving rise to or contributing to such failure are not excluded hereby from being taken into account in determining whether there has been a Company Material Adverse Effect).

(u) “Company Option” shall mean any issued and outstanding option to purchase or otherwise acquire shares of Company Capital Stock under the Stock Option Plan.

(v) “Company Preferred Stock” shall mean the Company Series A Preferred Stock, the Company Series B Preferred Stock and the Company Series C Preferred Stock.

(w) “Company Products or Services” shall mean all products or service offerings of the Company and its Subsidiaries that have been marketed, sold, or distributed by the Company or its Subsidiaries.

(x) “Company Registered Intellectual Property” shall mean all of the Registered Intellectual Property owned by, or filed in the name of, the Company or any of its Subsidiaries.

(y) “Company Securityholder” shall mean any Company Stockholder, any Company Warrantholder and any holder of Company Options immediately prior to the Effective Time.

(z) “Company Series A Preferred Stock” shall mean the Series A Preferred Stock, par value $0.001 per share, of the Company.

(aa) “Company Series B Preferred Stock” shall mean the Series B Preferred Stock, par value $0.001 per share, of the Company.

(bb) “Company Series C Preferred Stock” shall mean the Series C Convertible Preferred Stock, par value $0.001 per share, of the Company.

(cc) “Company Stock Certificates” shall mean certificates representing Company Capital Stock.

(dd) “Company Stockholder” shall mean any holder of any Company Capital Stock immediately prior to the Effective Time.

(ee) “Company Stock Option Plan” shall mean the Company’s 2008 Stock Incentive Plan.

(ff) “Company Warrant” shall mean any issued and outstanding warrant to purchase or otherwise acquire shares of Company Capital Stock.

(gg) “Company Warrantholder” shall mean any holder of any Company Warrants immediately prior to the Effective Time.

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(hh) “Continuing Employee” shall mean each employee of the Company or any of its Subsidiaries who is an employee of Parent or any of its Subsidiaries immediately following the Effective Time.

(ii) “Contract” shall mean any mortgage, indenture, lease, contract, covenant, plan, insurance policy or other agreement, whether written or oral, instrument, arrangement, understanding or commitment, permit, concession, franchise or license.

(jj) “Critical Persons” shall mean the employees and consultants of Company and its Subsidiaries listed in Schedule 1.1 and identified therein as “Critical Persons.”

(kk) “Current Assets” shall mean the total current assets of the Company and its consolidated Subsidiaries (excluding Cash included in the calculation of Base Aggregate Cash Consideration) calculated in accordance with GAAP using the same accounting methods, standards, policies, practices and estimation methodologies used to prepare the Financials.

(ll) “Current Liabilities” shall mean the total current liabilities of the Company and its Subsidiaries (excluding (A) Company Debt and (B) Excess Fees included in the calculation of Base Aggregate Cash Consideration or Final Adjusted Cash Consideration) calculated in accordance with GAAP using the same accounting methods, standards, policies, practices and estimation methodologies used to prepare the Financials.

(mm) “DOL” shall mean the United States Department of Labor.

(nn) “Employee” shall mean any current or former or retired employee, consultant, independent contractor, or director of the Company, and of its Subsidiaries or any ERISA Affiliate.

(oo) “Employee Agreement” shall mean each individual management, employment, bonus, severance, separation, change of control, settlement, consulting, contractor, relocation, repatriation, expatriation, loan, visa, work permit or other agreement, or Contract (including, any offer letter or any Contract providing for acceleration of Company Options, restricted stock or similar equity awards, or any other Contract providing for compensation or benefits) between the Company, and its Subsidiaries or any ERISA Affiliate and any Employee, whether written or unwritten, but shall not include any plan or arrangement that covers more than one Employee or to which an Employee is not a party.

(pp) “Environmental Laws” shall mean any and all Laws which prohibit, regulate or control any Hazardous Material or any Hazardous Material Activity, including without limitation, the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, the Resource Recovery and Conservation Act of 1976, the Federal Water Pollution Control Act, the Clean Air Act, the Hazardous Materials Transportation Act, the Clean Water Act.

(qq) “Environmental Permit” shall mean any approval, permit, registration, certification, license, clearance or consent required to be obtained from any Person or any Governmental Entity with respect to a Hazardous Material or Hazardous Material Activity.

(rr) “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

(ss) “ERISA Affiliate” shall mean each Subsidiary of the Company and any other Person under common control with the Company or any Subsidiary of the Company, or that, together with the Company or any Subsidiary of the Company, could be deemed a “single employer” within the meaning of Section 4001(b)(1) of ERISA or Sections 414(b), (c), (m) or (o) of the Code, and the regulations issued hereunder.

(tt) “Escrow Amount” shall mean the aggregate of (i) the lesser of (A) 3,013,699 shares of Parent Common Stock and (B) the maximum number of shares of Parent Common Stock that would result (absent this provision) in the cash portion of the Merger Consideration payable by Parent at Closing pursuant to this Agreement (i.e., not including, for the purposes of this definition, the Escrow Amount and the Deferred Merger Consideration) not exceeding sixty percent (60%) of the total consideration paid at Closing in the

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Merger (as determined pursuant to Treasury Regulations Section 1.368-1T(e)(2)), and (ii) cash in the amount of the Escrowed Consideration minus the product of (A) the number of shares of Parent Common Stock included as part of the Escrow Amount pursuant to this definition times (B) $3.65.

(uu) “Escrowed Consideration” shall mean Eleven Million Dollars ($11,000,000).

(vv) “Estimated Adjusted Cash Consideration” shall mean the Base Aggregate Cash Consideration plus (x) the amount, if any, by which the Estimated Working Capital (as determined pursuant to Section 2.10(a)) is greater than or equal to the Target Working Capital or minus (y) the amount, if any, by which the Target Working Capital (as determined pursuant to Section 2.10(a) is greater than the Estimated Working Capital.

(ww) “Exchange Agent” shall mean an exchange agent reasonably acceptable to the Company.

(xx) “Exchange Documents” shall mean any instruments that Parent or Exchange Agent may reasonably require from Company Securityholders in connection with the surrender or exchange of Company Capital Stock pursuant to Section 2.9(b), in a form reasonably acceptable to the Company.

(yy) “FMLA” shall mean the Family Medical Leave Act of 1993, as amended.

(zz) “GAAP” shall mean United States generally accepted accounting principles consistently applied.

(aaa) “Governmental Entity” shall mean any government, any governmental, regulatory or quasi-governmental or self-regulatory entity or body, department, commission, board, agency or instrumentality, and any court, tribunal or judicial or arbitral body, in each case whether federal, state, county, provincial, and whether local or foreign.

(bbb) “Hazardous Material” shall mean any material, chemical, emission or substance that has been designated by any Governmental Entity to be radioactive, toxic, hazardous, a pollutant, biohazardous, a medical waste, or otherwise a danger to health, safety, reproduction or the environment.

(ccc) “Hazardous Material Activity” shall mean the transportation, transfer, recycling, disposal, storage, use, labeling, treatment, manufacture, removal, remediation, release, exposure of others to, sale, or distribution of any Hazardous Material or any product or waste containing a Hazardous Material, or product manufactured with ozone depleting substances, including, without limitation, any payment of waste fees or charges (including so called electronic waste fees) and compliance with any product take back or product content requirements.

(ddd) “HIPAA” shall mean the Health Insurance Portability and Accountability Act of 1996, as amended.

(eee) “HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

(fff) “Independent Accounting Firm” shall mean a nationally recognized independent public accounting firm as shall be agreed upon by Parent and the Stockholder Representative and, if Parent and the Stockholder Representative are unable to so agree within five (5) days, then Parent and the Stockholder Representative shall each select a firm and such firms shall jointly select the Independent Accounting Firm.

(ggg) “Intellectual Property” shall mean any or all of the following common law and statutory rights in, arising out of, or associated therewith: (i) United States and foreign patents and utility models and applications therefor and all reissues, divisions, re examinations, renewals, extensions, provisionals, continuations and continuations-in-part thereof (“Patents”); (ii) inventions (whether patentable or not), improvements, trade secrets, proprietary or non-public confidential information, know how, and any rights in technology, invention disclosures, technical data and customer lists, and all documentation relating to any of the foregoing; (iii) copyrights, copyrights registrations and applications therefor, and all other rights corresponding thereto throughout the world (“Copyrights”); (iv) domain names, uniform resource locators, other names and locators associated with the Internet, and applications or registrations therefor (“Domain Names”); (v) industrial

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designs and any registrations and applications therefor; (vi) trade names, logos, common law trademarks and service marks, trademark and service mark registrations, related goodwill and applications therefor throughout the world (“Trademarks”); (vii) all rights in computer software, including all source code, object code, firmware, development tools, files, records and data; (viii) all rights in databases and data collections; (ix) all moral and economic rights of authors and inventors, however denominated; and (x) any similar or equivalent rights to any of the foregoing in any and all jurisdiction throughout the world.

(hhh) “International Employee Plan” shall mean each Company Employee Plan or Employee Agreement that has been established, adopted, maintained, contributed to, or required to be contributed to, by the Company or any ERISA Affiliate, whether formally or informally, or with respect to which the Company or any ERISA Affiliate will or may have any liability with respect to Employees who perform services outside the United States.

(iii) “IRS” shall mean the United States Internal Revenue Service.

(jjj) “Key Employees” shall mean the Employees listed in Schedule 1.1 and identified therein as “Key Employees.”

(kkk) “Knowledge” shall mean (i) with respect to any natural person, the actual knowledge of such person, and (ii) with respect to the Company, (1) the actual knowledge of Michael Rosner, Erwin Plomp, Rick McClennen, Michael Griffin, Jerome Connell, Carrie Young, Rob Perdue, Bruce Reese, Erin Quist, Thomas Falk and John Vincent, provided that such officers shall have made reasonable inquiry of such employees and other personnel of the Company whom such officers reasonably believe would have knowledge of the matters represented, and (2) the actual knowledge of the directors of the Company.

(lll) “Law” shall mean any statutes, rules, codes, regulations, restrictions, ordinances, orders, decrees, approvals, guidance, directives, judgments, injunctions, writs, awards and decrees of, issued by, adopted, promulgated, or put into effect by any Governmental Entity.

(mmm) “Legal Requirements” shall mean U.S. federal, state, municipal or local or foreign laws, statutes, standard ordinances, codes, resolutions, promulgations, rules, regulations, orders, judgments, writs, injunctions, decrees, or any other similar legal requirements having the force or effect of law.

(nnn) “Letter of Transmittal” shall mean a letter of transmittal in Parent’s standard form, reasonably acceptable to the Company.

(ooo) “Lien” shall mean any lien, pledge, charge, claim, mortgage, hypothecation, assignment, security interest, license or obligation to license (including exclusive and non-exclusive licenses of Intellectual Property), restriction or other encumbrance of any sort (including any agreement to give any of the foregoing, any conditional sale or title retention agreement, and any lease in the nature thereof) and any option, trust or other arrangement having the practical effect of any of the foregoing.

(ppp) “Merger Consideration” shall mean the Final Adjusted Cash Consideration, the Base Aggregate Stock Consideration and the Deferred Merger Consideration.

(qqq) “Multiemployer Plan” shall mean any “Pension Plan” which is a “Multiemployer Plan”, as defined in Section 3(37) of ERISA.

(rrr) “Nasdaq” shall mean the Nasdaq Global Select Market, any successor stock exchange operated by The NASDAQ Stock Market LLC or any successor thereto.

(sss) “Parent Board” shall mean the board of directors of Parent.

(ttt) “Parent Common Stock” shall mean the Common Stock, par value $0.001 of Parent.

(uuu) “Parent Content Delivery Network Services” shall mean traditional content delivery network services for the Company’s and its Subsidiaries’ (and, following the Effective Time, the Final Surviving Entity’s and its Subsidiaries’) rich media ad solutions provided by Parent and its Subsidiaries and consistent

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with such services provided by Parent to the Company and its Subsidiaries prior to the date hereof, excluding any content delivery network services that the Company and its Subsidiaries (and, following the Effective Time, the Final Surviving Entity and its Subsidiaries) sell to end customers.

(vvv) “Parent Common Stock” shall mean the Common Stock, par value $0.001 of Parent.

(www) “Parent Stock Option Plan” shall mean Parent’s 2007 Equity Incentive Plan.

(xxx) “Parent Stockholder” shall mean any holder of any Parent Common Stock entitled to vote at the Parent Stockholder Meeting.

(yyy) “Pension Plan” shall mean each Company Employee Plan that is an “employee pension benefit plan,” within the meaning of Section 3(2) of ERISA or any International Employee Plan that is not account-based with individual participant accounts and that is designed to accumulate or accrue a benefit, annuity payment or a cash balance that a service provider of the Company or any of its Subsidiaries could draw upon at a specific age, or retirement or following separation from service.

(zzz) “Per Share Cash Consideration” shall be an amount equal to the Common Stock Cash Consideration, divided by the Company Capital Stock Outstanding.

(aaaa) “Per Share Stock Consideration” shall be an amount equal to the Base Aggregate Stock Consideration, divided by the Company Capital Stock Outstanding.

(bbbb) “Permits” shall mean all notifications, licenses, permits (including construction and operation permits), franchises, certificates, approvals, exemptions, classifications, registrations and other similar documents and authorizations issued by any Governmental Entity, and applications therefor.

(cccc) “Person” shall mean an individual or entity, including a partnership, a limited liability company, a corporation, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, or a Governmental Entity (or any department, agency, or political subdivision thereof).

(dddd) “Pro Rata Portion” shall mean with respect to each Company Securityholder, an amount equal to the quotient obtained by dividing (x) the portion of the Estimated Adjusted Cash Consideration payable pursuant to Section 2.7 to such Company Securityholder in respect of shares of Company Common Stock or Company Warrants owned by such Company Stockholder as of immediately prior to the Effective Time by (y) the aggregate Estimated Adjusted Cash Consideration payable pursuant to Section 2.7 to all Company Securityholders in respect of shares of Company Common Stock and Company Warrants owned by such Company Secuirtyholder(s) as of immediately prior to the Effective Time.

(eeee) “Reciprocal Confidentiality Agreement” shall mean the confidentiality agreement dated November 1, 2009, between the Company and Parent.

(ffff) “Registered Intellectual Property” shall mean all United States, international and foreign: (i) Patents, including applications therefor; (ii) registered Trademarks, applications to register Trademarks, including intent-to-use applications, or other registrations or applications related to Trademarks; (iii) copyrights registrations and applications to register copyrights; (iv) domain name registrations; and (v) any other Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued by, filed with, or recorded by, any private, state, government or other public or quasi public legal authority at any time.

(gggg) “Related Agreements” shall mean (i) the Reciprocal Confidentiality Agreement and (ii) the Letter of Transmittal.

(hhhh) “Series C Liquidation Preference” shall mean an amount equal to $7.64 per share, plus the per share amount of any accrued and unpaid dividends, interest and any other amounts payable in respect thereof that are payable upon the consummation of the Merger.

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(iiii) “Subsidiary” shall mean any Person, whether or not existing on the date hereof, in which the Company or Parent, as the context requires, directly or indirectly through subsidiaries or otherwise, beneficially owns any equity interest, or voting power of or in such Person.

(jjjj) “Subsidiary Capital Stock” shall mean any shares of capital stock of a Subsidiary of the Company.

(kkkk) “Target Working Capital” shall mean Eight Million Three Hundred Thousand Dollars ($8,300,000).

(llll) “WARN” shall mean the Worker Adjustment and Retraining Notification Act.

(mmmm) “Working Capital” shall mean Current Assets as of 12:01 a.m. on the Closing Date, minus Current Liabilities as of 12:01 a.m. on the Closing Date.

1.2 Additional Defined Terms. The following capitalized terms shall have the respective meanings set forth in the respective Sections of this Agreement set forth opposite each such respective term below.

Capitalized Term	Section
280G Stockholder Approval	6.13
280G Waiver	7.2(c)
401(k) Plan	6.13
Action of Divestiture	6.8(a)
Actual Cash	2.10(c)
Actual Company Debt	2.10(c)
Actual Excess Fees	2.10(c)
Actual Working Capital	2.10(c)
Acquisition Proposal	5.3(a)
Acquisition Transaction	9.3(a)(i)
Additional Shares	2.11(a)(i)
Affected Stockholders	6.25(a)
Agent Indemnification Expenses	8.7(d)(vii)
Agent Interpleader Expenses	8.7(d)(vi)
Agreement	Preamble
Applicable Expiration Date	8.1(a)
Bylaws	3.1(a)
Balance Sheet Date	3.7
Cancellation Fees	6.9(d)
Cancellation Notices	6.9(d)
Certificate of Incorporation	3.1(a)
Certificate of Merger	2.3(a)
Change of Control Fees	6.9(d)
Charter Documents	3.1(a)
Claim Certificate	8.5(a)
Closing	2.2
Closing Date	2.2
Closing Statement Memorandum	2.10(c)(i)
Company	Preamble
Company Authorizations	3.18
Company Board Recommendation	3.4
Company Disclosure Schedule	Article III
Company Expenses	9.3(b)(i)

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Capitalized Term	Section
Company Indemnified Parties	6.23(b)
Company Intellectual Property Contracts	3.14(e)(i)
Company Privacy Policy	3.14(m)(i)
Company Released Party	6.25(b)
Company Releasing Parties	6.25(b)
Company Source Code	3.14(l)
Company Stockholder Meeting	6.3(a)
Company User Data	3.14(m)(i)
Company Voting Proposal	3.4
Conflict	3.5
Consent Fees	6.9(a)
Continuing Employee Options	6.11(c)
Continuing Employee Restricted Stock Units	6.11(d)
Copyrights	1.1(ggg)
Critical Person Retention Agreement	Recitals
Current Balance Sheet	3.7
Deferred Merger Consideration	2.11(a)(i)
DGCL	2.1(a)
D&O Policy	6.23(c)
Director and Officer Resignation and Release Letter	6.10(b)
Dissenting Share Payments	2.8(c)
Dissenting Shares	2.8(a)
DOJ	6.8(b)
Domain Names	1.1(hhh)
Earned Employee Restricted Stock Units	6.11(e)
EBITDA Shares	2.11(a)(ii)
EBITDA Target	2.11(a)(iv)
EBITDA Target Floor	2.11(a)(iv)
Effective Time	2.3(a)
Escrow Agent	Preamble
Escrow Fund	8.7(a)
Escrow Period	8.7(b)
Estimated Cash	2.10(a)
Estimated Closing Statement	2.10(a)
Estimated Company Debt	2.10(a)
Estimated Excess Fees	2.10(a)
Estimated Working Capital	2.10(a)
Excess Amount	2.9(b)(iv)
Excess Fees	6.14
Exchange	6.25(a)
Exchange Act	4.9(a)
Expiration Date	8.1(a)
FCPA	3.24
Final Adjusted Cash Consideration	2.10(b)
Final Surviving Entity	2.1(b)
Financials	3.7
First Step Merger	Recitals
FTC	6.8(b)
Indemnified Parties	8.2(a)

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Capitalized Term	Section
Indemnified Party	8.2(a)
Indemnifying Party	8.2(a)
Interim Financials	3.7
Interim Surviving Corporation	2.1(a)
In-Licenses	3.14(e)(i)
Issue Defect	6.25(a)
Joint Instruction	8.7(c)(ii)
Lease Agreements	3.13(b)
Leased Real Property	3.13(a)
Liabilities	3.9
Loss	8.2(a)
Losses	8.2(a)
Material Contract	3.16(a)
Material Contracts	3.16(a)
Maximum Aggregate Premium	6.23(c)
Merger	Recitals
Merger Subs	Preamble
Merger Sub One	Preamble
Merger Sub Two	Preamble
Modification Fees	6.9(b)
Moody’s	8.7(c)(ii)
Non-U.S. Benefit Plan	3.22(e)
Notice of Dispute	2.10(d)
Objection Notice	8.5(b)
Open Source Material	3.14(k)
Option Consideration	2.9(b)(vi)
Optionholder’s Portion of the Merger Consideration	2.9(b)(vi)
Out-Licenses	3.14(e)(i)
Parent	Preamble
Parent Board Recommendation	4.2
Parent Disclosure Schedule	Article IV
Parent Expenses	9.3(a)(iv)
Parent Plans	6.11(b)
Parent Principal Stockholders	Recitals
Parent Stockholder Meeting	6.2(a)
Parent Stockholder Voting Agreement	Recitals
Parent Voting Proposal	4.2
Patents	1.1(ggg)
Performance Period	2.11(a)(vi)
Performance Period EBITDA	2.11(a)(vi)
Performance Period Memorandum	2.11(c)(iii)(A)
Performance Period Notice of Dispute	2.11(c)(ii)
Performance Period Revenue	2.11(a)(viii)
Performance Period Statement	2.11(a)(ix)
Personal Data	3.14(m)(i)
Principal Stockholder	Recitals
Principal Stockholders	Recitals
Proxy Statement/Prospectus	6.1(a)
Registration Statement	6.1(a)

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Capitalized Term	Section
Regulation M-A Filing	6.1(c)
Released Claims	6.25(b)
Releasing Parties	6.25(b)
Representatives	5.3(a)
Requisite Company Stockholder Approval	3.4
Requisite Parent Stockholder Approval	4.2
Returns	3.11(b)(i)
Revenue Shares	2.11(a)(x)
Revenue Target	2.11(a)(xii)
Revenue Target Floor	2.11(a)(x)
RSU Revenue	6.11(e)
SEC	6.1(a)
SEC Reports	4.9(a)
Section 280G Payments	6.13
Second Step Merger	Recitals
Securities Act	4.9(a)
Shortfall Amount	2.9(b)(iv)
Spreadsheet	6.15
Standard & Poor’s	8.7(c)(ii)
Statement of Expenses	6.14
Stockholder Options	Recitals
Stockholder Representative	Preamble
Stockholder Representative Expenses	8.8(b)
Stockholder	Recitals
Stockholder Voting Agreement	Recitals
Subsidiary Securities	3.3(d)
Superior Proposal	5.3(a)
Tax	3.11(a)
Tax Incentive	3.11(b)(xvi)
Tax Opinions	6.20(b)
Taxes	3.11(a)
Terminated Agreements	6.9(c)
Termination Date	9.1(b)
Termination Fee Amount	9.3(a)(i)
Termination Fees	6.9(c)
Third Party Claim	8.6
Third Party Expenses	6.14
Trademarks	1.1(ggg)
Treasury Regulations	Recitals
Unresolved Claims	8.7(b)
Year-End Financials	3.7

1.3 Interpretations.

(a) When a reference is made in this Agreement to an Exhibit or a Schedule, such reference shall be to an Exhibit or a Schedule to this Agreement unless otherwise indicated.

(b) When a reference is made in this Agreement to an Article or a Section, such reference shall be to an Article or a Section of this Agreement unless otherwise indicated.

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(c) The words “include”, “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.”

(d) The words “made available to Parent” or “provided to Parent” when used herein shall be deemed to mean posted electronically and made available to Parent through the electronic data room maintained prior to the date hereof by the Company in connection with the transaction contemplated by this Agreement.

(e) The headings set forth in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(f) Unless otherwise specifically provided or the context otherwise requires, words of any gender include each other gender.

(g) All references in this Agreement to the Subsidiaries of a Person shall be deemed to include all direct and indirect Subsidiaries of such Person.

(h) Unless otherwise specifically provided, all references in this Agreement to monetary amounts or dollars shall mean and refer to United States denominated dollars.

(i) The parties hereto agree that they have been represented by legal counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, holding or rule of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document.

ARTICLE II

THE MERGER

2.1 The Merger.

(a) Upon the terms and subject to the conditions set forth in this Agreement and the applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”), at the Effective Time, Merger Sub One shall be merged with and into the Company in the First Step Merger, the separate corporate existence of Merger Sub One shall thereupon cease and the Company shall continue as the surviving corporation of the First Step Merger and as a wholly-owned Subsidiary of Parent. The Company, as the surviving corporation of the First Step Merger, is referred to herein as the “Interim Surviving Corporation.”

(b) As part of a single integrated plan, immediately following the First Step Merger, upon the terms and subject to the conditions set forth in this Agreement and the applicable provisions of the DGCL, the Interim Surviving Corporation shall be merged with and into Merger Sub Two in the Second Step Merger, the separate corporate existence of the Interim Surviving Corporation shall thereupon cease and Merger Sub Two shall continue as the surviving entity of the Second Step Merger and as a wholly-owned subsidiary of Parent. Merger Sub Two, as the surviving entity of the Second Step Merger, is referred to herein as the “Final Surviving Entity.”

2.2 The Closing. Unless this Agreement is earlier terminated pursuant to Section 9.1, the closing of the Merger (the “Closing”) shall take place at 10:00 a.m., California time, on a Business Day as promptly as practicable after the execution and delivery hereof by the parties hereto, and following satisfaction or waiver (to the extent permitted hereunder) of the conditions set forth in Article VII (except for those conditions that, by their nature, are to be satisfied at the Closing, but subject to the satisfaction of such conditions at the Closing), at the offices of Wilson Sonsini Goodrich & Rosati, Professional Corporation, 650 Page Mill Road, Palo Alto, California, 94304, unless another time, date or place is mutually agreed upon in writing by Parent and the Company. The date upon which the Closing actually occurs shall be referred to herein as the “Closing Date.”

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2.3 Effective Time of First Step Merger and Second Step Merger.

(a) Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Parent, Merger Sub One and the Company shall cause the First Step Merger to be consummated under the DGCL by filing a certificate of merger in substantially the form attached hereto in Exhibit E (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL (the time of such filing and acceptance by the Secretary of State of the State of Delaware, or such later time as may be agreed in writing by Parent, Merger Sub One and the Company and specified in the Certificate of Merger, being referred to herein as the “Effective Time”).

(b) Immediately after the First Step Merger, Parent shall cause the Second Step Merger to be consummated under the DGCL by filing a certificate of merger in customary form and substance with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL.

2.4 Effect of the First Step Merger and Second Step Merger.

(a) At the Effective Time, the effect of the First Step Merger shall be as provided in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing (and subject thereto), at the Effective Time, all of the property, rights, privileges, powers and franchises of the Company and Merger Sub One shall vest in the Interim Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub One shall become the debts, liabilities and duties of the Interim Surviving Corporation.

(b) At the effective time of the Second Step Merger, the effect of the Second Step Merger shall be as provided in the applicable provisions of the DGCL. Without limiting the generality of the foregoing (and subject thereto), at the effective time of the Second Step Merger, except as otherwise agreed to pursuant to the terms of this Agreement, all of the property, rights, privileges, powers and franchises of the Interim Surviving Corporation shall vest in Merger Sub Two as the surviving entity in the Second Step Merger, and all debts, liabilities and duties of the Interim Surviving Corporation shall become the debts, liabilities and duties of Merger Sub Two as the surviving entity in the Second Step Merger.

2.5 Organizational Documents.

(a) Interim Surviving Corporation.

(i) At the Effective Time, the Certificate of Incorporation of the Company shall be amended and restated in its entirety to read identically to the Certificate of Incorporation of Merger Sub One as in effect immediately prior to the Effective Time, and such amended and restated Certificate of Incorporation shall become the Certificate of Incorporation of the Interim Surviving Corporation until thereafter amended in accordance with the applicable provisions of the DGCL and such Certificate of Incorporation; provided, however, that at the Effective Time the Certificate of Incorporation of the Interim Surviving Corporation shall be amended so that the name of the Interim Surviving Corporation shall be “EyeWonder, Inc.”

(ii) At the Effective Time, the Bylaws of Merger Sub One as in effect immediately prior to the Effective Time shall become the Bylaws of the Interim Surviving Corporation until thereafter amended in accordance with the applicable provisions of the DGCL, the Certificate of Incorporation of the Interim Surviving Corporation and such Bylaws.

(b) Final Surviving Entity.

(i) Unless otherwise determined by Parent prior to the Effective Time, the certificate of formation of Merger Sub Two as in effect immediately prior to the effective time of the Second Step Merger shall be the certificate of formation of the Final Surviving Entity in the Second Step Merger until thereafter amended in accordance with the applicable provisions of the DGCL and such certificate of formation;

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provided, however, that at the effective time of the Second Step Merger, the certificate of formation of the Final Surviving Entity shall be amended so that the name of the Final Surviving Entity shall be “EyeWonder, LLC”

(ii) Unless otherwise determined by Parent prior to the Effective Time, the limited liability agreement of Merger Sub Two as in effect immediately prior to the effective time of the Second Step Merger shall be the limited liability agreement of the Final Surviving Entity until thereafter amended in accordance with the applicable provisions of the DGCL, the certificate of formation of the Final Surviving Entity and such limited liability agreement.

2.6 Directors and Officers.

(a) Interim Surviving Corporation. At the Effective Time, the directors of Merger Sub One immediately prior to the Effective Time shall become the directors of the Interim Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and Bylaws of the Interim Surviving Corporation until their respective successors are duly elected or appointed and qualified. At the Effective Time, the officers of Merger Sub One immediately prior to the Effective Time shall become the officers of the Interim Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and Bylaws of the Interim Surviving Corporation until their respective successors are duly appointed.

(b) Final Surviving Entity. At the effective time of the Second Step Merger, the directors of the Interim Surviving Corporation shall become the managers of the Final Surviving Entity, each to hold the office in accordance with the certificate of formation and limited liability agreement of the Final Surviving Entity until their respective successors are duly elected and qualified. At the effective time of the Second Step Merger the officers of the Interim Surviving Corporation immediately prior to the effective time of the Second Step Merger shall become the officers of the Final Surviving Entity, each to hold office in accordance with the certificate of formation and limited liability agreement of the Final Surviving Entity until their respective successors are duly appointed.

2.7 Effect of First Step Merger on Capital Stock of Constituent Corporations. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the First Step Merger and without any action on the part of Parent, Merger Sub One, the Company, or the holders of any shares of Company Common Stock:

(a) Merger Sub One Common Stock. Each share of Common Stock of Merger Sub One that is issued and outstanding immediately prior to the Effective Time shall be converted into and thereafter represent one validly issued, fully paid and non-assessable share of Common Stock of the Company as the Interim Surviving Corporation, such that immediately following the Effective Time, Parent shall become the sole and exclusive owner of all of the issued and outstanding capital stock of the Company as the Interim Surviving Corporation. Each stock certificate of Merger Sub One shall thereupon evidence ownership of such shares of capital stock of the Company as the Interim Surviving Corporation.

(b) Company-Owned Company Capital Stock. Notwithstanding anything to the contrary in this Section 2.7, each share of Company Capital Stock that is held by the Company or any direct or indirect Subsidiary of the Company immediately prior to the Effective Time shall be cancelled and extinguished without any consideration paid therefor or in respect thereof.

(c) Dissenting Shares of Company Capital Stock. Notwithstanding anything to the contrary in this Section 2.7, Dissenting Shares shall be treated in accordance with the terms of Section 2.8.

(d) Preferred Stock Conversion. Immediately preceding the Effective Time, each of the Company Series A Preferred Stock and Company Series B Preferred Stock shall be converted into shares of Common Stock in accordance with Article IV, Section 4(ii) of the Company’s Certificate of Incorporation.

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(e) Company Capital Stock Generally. Upon the terms and subject to the conditions set forth in this Agreement, including the provisions of Section 2.9(a), the maximum aggregate consideration payable by Parent and the Merger Subs in the Merger to holders of shares of Company Capital Stock shall be an amount of cash equal to the Final Adjusted Cash Consideration and a number of shares of Parent Common Stock equal to the Base Aggregate Stock Consideration. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, the Merger Subs, the Company or the holders of any shares of Company Capital Stock, each share of Company Capital Stock that is issued and outstanding immediately prior to the Effective Time (other than (i) any shares of Company Capital Stock then held by the Company or any of its Subsidiaries, and (ii) any Dissenting Shares) shall be cancelled and extinguished and shall be converted automatically into the right to receive, upon the terms and subject to the conditions set forth in this Agreement, including the provisions of Section 2.9(a) the following consideration:

(i) Company Series C Preferred Stock. Each share of Company Series C Preferred Stock issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares) will be cancelled and extinguished and will be converted automatically into the right to receive, upon surrender of the certificate representing such shares of Company Series C Preferred Stock, the Series C Liquidation Preference.

(ii) Company Common Stock. Each outstanding share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares) will be cancelled and extinguished and will be converted automatically into the right to receive, upon surrender of the certificate representing such shares of Company Common Stock, (A) the Per Share Stock Consideration and (B) the Per Share Cash Consideration.

(f) Company Options and Company Warrants.

(i) Immediately prior to the Effective Time, each then unexercised and outstanding Company Option whether vested or unvested shall be cancelled and extinguished and shall not be assumed or otherwise replaced by Parent.

(ii) Parent shall not assume any Company Warrants in connection with the transactions contemplated hereby. At the Effective Time, each Company Warrant then outstanding shall, to the extent permitted pursuant to the terms of such Company Warrant and by virtue of the Merger and without any action on the part of the holder thereof, be cancelled and converted without exercise into and, subject to the terms and conditions set forth in this Agreement, represent the right to receive the Merger Consideration into which the shares of Company Capital Stock underlying such Company Warrant have been converted pursuant to this Section 2.7, less (A) the exercise price of such Company Warrant, less (B) the Pro Rata Portion of the Escrow Amount attributable to such shares of Company Capital Stock, based upon such holder’s Pro Rata Portion of the Escrow Amount contributed with the Escrow Agent on such holder’s behalf pursuant to Section 2.9(a).

(iii) Prior to the Effective Time, and subject to the review and approval of Parent (which approval shall not be unreasonably withheld or delayed), the administrator of the Company Stock Option Plan shall have resolved under Section 3.2 of the Company Stock Option Plan (and each Company Option agreement issued pursuant to the Company Stock Option Plan) to determine that the Company Options shall terminate at the Effective Time. As soon as practicable following the date hereof, the Company shall take all actions reasonably necessary to effect the actions contemplated by this Section 2.7(f) under the Company Stock Option Plan, all Company Option agreements and all Company Warrants as well as under any plan or arrangement of the Company (whether written or oral, formal or informal), including, without limitation, adopting all resolutions, providing any notices required under any agreements relating to Company Options or Company Warrants and obtaining all necessary consents or releases from the holders of Company Options or Company Warrants.

(g) Withholding of Taxes. The Company, Parent, the Interim Surviving Corporation, the Final Surviving Entity and the Escrow Agent shall be entitled to deduct and withhold from any Merger

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Consideration payable pursuant to this Agreement to any holder or former holder of Company Capital Stock, such amounts as may be required to be deducted or withheld therefrom under any provision of U.S. federal, state, local or non-U.S. tax Law or under any applicable legal requirement and to request and receive from such holder or former holder any relevant tax forms, including Form W-9 or the appropriate series of Form W-8, as applicable, or similar information. To the extent such amounts are so deducted or withheld and paid over to the appropriate Governmental Entity, such amounts shall be treated for all purposes as having been paid to the Person to whom such amounts would otherwise have been paid.

(h) Aggregation of Merger Consideration. For purposes of calculating the amount of Merger Consideration payable to each Company Securityholder, all shares of the Company Capital Stock held by each Company Securityholder shall be aggregated on a certificate-by-certificate basis prior to such calculation, including shares underlying Company Options and/or Company Warrants. Subject to Section 2.7(i), the aggregate number of shares of Parent Common Stock issuable and the amount of cash payable to each Company Securityholder in respect of all share certificates held by such Company Securityholder shall be rounded to the nearest whole number of shares of Parent Common Stock and the nearest whole cent, respectively.

(i) Adjustments for Stock Splits, Etc. If there is a stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into capital stock), reorganization, reclassification, combination, recapitalization or other like change with respect to shares of Company Capital Stock or Parent Common Stock occurring after the date of this Agreement and before the Effective Time, all references in this Agreement to specified numbers of shares of any class or series affected thereby, and all calculations that are based upon numbers of shares of any class or series (or trading prices therefor) affected thereby, shall be equitably adjusted to the extent necessary to provide the parties the same economic effect as contemplated by this Agreement prior to such stock split, reverse stock split, stock dividend, reorganization, reclassification, combination, recapitalization or other like change.

(j) Fractional Shares. No fraction of a share of Parent Common Stock will be issued in connection with the Merger, and in lieu thereof each holder of shares of Company Common Stock, Company Options and/or Company Warrants who would otherwise be entitled to a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock to be received by such holder) shall receive from Parent an amount of cash equal to such fraction of a share multiplied by the closing price for Parent Common Stock as reported on www.nasdaq.com for the trading day that is two (2) trading days immediately prior to the Closing Date.

(k) Securities Legends. All certificates representing one or more shares of Parent Common Stock deliverable to any Company Securityholder pursuant to this Agreement and in connection with the Merger and any certificates subsequently issued with respect thereto or in substitution therefor (including any shares issued or issuable in respect of any such shares upon any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into capital stock), reorganization, reclassification, combination, recapitalization or other like change) shall bear any legend required by applicable Laws, including any federal, state, local or foreign securities Laws.

2.8 Dissenting Shares.

(a) Notwithstanding any other provisions of this Agreement to the contrary, any shares of Company Capital Stock held by a Company Stockholder who has not effectively withdrawn or lost such Company Stockholder’s appraisal rights under the DGCL (any such shares, the “Dissenting Shares”) shall not be converted into or represent a right to receive the applicable Merger Consideration for such Company Stockholder’s shares of Company Capital Stock set forth in Section 2.7, but in lieu thereof, such Company Stockholder shall be entitled to such rights as are provided by the DGCL.

(b) Notwithstanding the provisions of Section 2.8(a) if any holder of Dissenting Shares shall effectively withdraw or lose (through failure to perfect or otherwise) such holder’s appraisal rights under the

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DGCL, then, as of the later of the Effective Time and the occurrence of such event, such holder’s shares shall automatically be converted into and represent only the right to receive the Merger Consideration for Company Capital Stock, as applicable, set forth in Section 2.7, without interest thereon, and upon surrender of the certificate representing such shares in accordance with the terms of Section 2.9.

(c) The Company shall give Parent (i) prompt notice of any demand for appraisal or other payment received by the Company pursuant to the applicable provisions of the DGCL, and (ii) the opportunity to participate in all negotiations and proceedings with respect to such demands. The Company shall not, except with the prior written consent of Parent, which consent shall not be unreasonably withheld, make any payment with respect to any such demands or offer to settle or settle any such demands. Any communication to be made by the Company to any Company Stockholder with respect to such demands shall be submitted to Parent in advance and shall not be presented to any Company Stockholder prior to the Company receiving Parent’s consent, which consent shall not be unreasonably withheld. Notwithstanding the foregoing, to the extent that Parent, the Interim Surviving Corporation or the Company (i) makes any payment or payments in respect of any Dissenting Shares in excess of the Merger Consideration that otherwise would have been payable in respect of such shares in accordance with this Agreement or (ii) incurs any Losses (including attorneys’ and consultants’ fees, costs and expenses and including any such fees, costs and expenses incurred in connection with investigating, defending against or settling any action or proceeding) in respect of any Dissenting Shares (excluding payments for such shares) ((i) and (ii) together “Dissenting Share Payments”), Parent shall be entitled to recover under the terms of Article VIII the amount of such Dissenting Share Payments.

2.9 Closing Payment Procedures.

(a) Escrow Amount Deposit. At the Effective Time on the Closing Date, Parent shall deposit the Escrow Amount with the Escrow Agent. Parent shall be deemed to have contributed with the Escrow Agent, with respect to each Company Securityholder, each such securityholder’s Pro Rata Portion of the Escrow Amount, rounded to the nearest cent (with amounts greater than or equal to $0.005 rounded up) and whole share, as applicable.

(b) Closing Payments.

(i) Prior to the Effective Time, Parent shall enter into an agreement with the Exchange Agent. At the Effective Time, Parent shall deposit or cause to be deposited with the Exchange Agent (i) certificates representing the number of shares of Parent Common Stock sufficient to deliver, and Parent shall instruct the Exchange Agent to deliver, the Base Aggregate Stock Consideration minus the shares of Parent Common Stock included in the Escrow Amount and (ii) an amount of cash equal to the Estimated Adjusted Cash Consideration minus the cash portion of the Escrow Amount by wire transfer of immediately available funds.

(ii) As soon as practicable following the Closing Date, Parent or the Exchange Agent shall mail the Letter of Transmittal to each Company Securityholder at the address set forth opposite each such Company Securityholder’s name on the Spreadsheet.

(iii) Upon surrender of the Company Stock Certificates or Company Warrants representing their respective shares of Company Capital Stock for cancellation to Parent or the Exchange Agent, together with the Letter of Transmittal and the Exchange Documents, duly completed and validly executed in accordance with the instructions thereto, the holder of such Company Stock Certificate shall be entitled to receive from Parent or its agent in exchange therefor, the Merger Consideration into which the shares of Company Capital Stock represented by such Company Stock Certificate or underlying such Company Warrant have been converted pursuant to Section 2.7 less the Pro Rata Portion of the Escrow Amount attributable to such shares of Company Capital Stock including shares underlying any Company Warrant, based upon such holder’s Pro Rata Portion of the Escrow Amount contributed with

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the Escrow Agent on such holder’s behalf pursuant to Section 2.9(a). Upon the surrender of any such Company Stock Certificate, the Company Stock Certificate so surrendered shall thereupon be cancelled. Until so surrendered, each Company Stock Certificate outstanding after the Effective Time will be deemed, for all corporate purposes thereafter, to evidence only the right to receive the Merger Consideration payable in exchange for shares of Company Capital Stock (without interest) into which such shares of Company Capital Stock shall have been converted pursuant to Section 2.7.

(iv) As soon as reasonably practicable following the determination of the Final Adjusted Cash Consideration pursuant to Section 2.10, if the Final Adjusted Cash Consideration is less than the Estimated Adjusted Cash Consideration (such amount, the “Shortfall Amount”), then Parent and the Stockholder’s Representative shall instruct the Escrow Agent to promptly release the Shortfall Amount from the Escrow Fund. As soon as reasonably practicable following the determination of the Final Adjusted Cash Consideration pursuant to Section 2.10, if the Final Adjusted Cash Consideration is greater than the Estimated Adjusted Cash Consideration (such amount, the “Excess Amount”), then Parent shall deposit an amount of cash equal to the Excess Amount with the Exchange Agent for distribution to the Company Securityholders in accordance with their Pro Rata Portions.

(v) Notwithstanding anything in this Agreement to the contrary, to the extent that either (i) the payment of the Excess Amount pursuant to Section 2.9(b)(iv) or (ii) any payment resulting from the Estimated Adjusted Cash Consideration or the Base Aggregate Cash Consideration being in excess of Sixty-Two Million Dollars ($62,000,000) would result (absent this provision) in the cash portion of the Merger Consideration (excluding, for the purposes of this Section 2.9(v), the Escrow Amount and the Deferred Merger Consideration) payable by Parent pursuant to this Agreement comprising more than sixty percent (60%) of the total consideration paid in the Merger (as determined pursuant to Treasury Regulations Section 1.368-1T(e)(2)), Parent shall substitute a sufficient number of shares of Parent Common Stock (valued at the per share closing price as of the date prior to the date hereof) for cash to satisfy its obligations under Sections 2.9(b)(iv) and any payment resulting from the Estimated Adjusted Cash Consideration or the Base Adjusted Cash Consideration being in excess of Sixty-Two Million Dollars ($62,000,000)) as applicable.

(vi) From and after the Effective Time, Parent shall be permitted to instruct the Exchange Agent to pay any holder of Company Options not exercised prior to the Effective Time the Merger Consideration into which the shares of Company Capital Stock underlying such Company Options could have been converted as of immediately prior to the Effective Time had such Company Option been exercised (such amount, the “Option Consideration”) less (A) the exercise price of such Company Options, less (B) the Pro Rata Portion of the Escrow Amount attributable to such shares of Company Capital Stock, based on such holder’s Pro Rata Portion of the Escrow Amount contributed with the Escrow Agent on such holder’s behalf pursuant to Section 2.9(a). The Option Consideration of a Company Option less the exercise price of such Company Option is referred to herein as the “Optionholder’s Portion of the Merger Consideration”. If any Company Option expires prior to the end of the Escrow Period without having been exercised, then the Optionholder’s Portion of the Merger Consideration with respect to their Company Options outstanding and unexercised as of immediately prior to the Effective Time shall be distributed to the Company Stockholders by the Exchange Agent at the end of the Escrow Period in accordance with the distribution procedures set forth in Section 8.7(b).

2.10 Calculation of Estimated Adjusted Cash Consideration and Final Adjusted Cash Consideration.

(a) At least five (5) Business Days prior to the Closing Date, the Company shall deliver to Parent and the Stockholder Representative a statement (the “Estimated Closing Statement”) setting forth a good faith estimate of the Estimated Working Capital, the Cash as of the Effective Time (the “Estimated Cash”), the Company Debt as of the Effective Time (the “Estimated Company Debt”) and the Excess Fees as of the Effective Time (the “Estimated Excess Fees”). The Estimated Closing Statement shall fairly and accurately

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present the Company’s good faith best estimate (based on reasonable assumptions) of: (i) the Working Capital of the Company as of 12:01 a.m. (Pacific time) on the Closing Date, (ii) the Cash as of the Effective Time, (iii) the Company Debt as of the Effective Time and (iv) the Excess Fees as of the Effective Time, in each case, without giving effect to the consummation of the Merger and the other transactions contemplated by this Agreement. The Working Capital of the Company as of 12:01 a.m. (Pacific time) on the Closing Date, as set forth in the Estimated Closing Statement, shall be referred to herein as the “Estimated Working Capital.”

(b) The Final Adjusted Cash Consideration shall be determined by making the following adjustments to the Estimated Adjusted Cash Consideration:

(i) if the Actual Working Capital (as determined pursuant to this Section 2.10) is greater than or equal to the Estimated Working Capital, then the Estimated Adjusted Cash Consideration shall be increased by the amount of such difference;

(ii) if the Estimated Working Capital is greater than the Actual Working Capital (as determined pursuant to this Section 2.10), then the Estimated Adjusted Cash Consideration shall be decreased by the amount of such difference

(iii) if the Actual Cash (as determined pursuant to this Section 2.10) is greater than or equal to the Estimated Cash, then the Estimated Adjusted Cash Consideration shall be increased by the amount of such difference;

(iv) if the Estimated Cash is greater than the Actual Cash (as determined pursuant to this Section 2.10) then the Estimated Adjusted Cash Consideration shall be decreased by the amount of such difference;

(v) if the Actual Company Debt (as determined pursuant to this Section 2.10) is greater than or equal to the Estimated Company Debt, then the Estimated Adjusted Cash Consideration shall be decreased by the amount of such difference;

(vi) if the Estimated Company Debt is greater than the Actual Company Debt (as determined pursuant to this Section 2.10), then the Estimated Adjusted Cash Consideration shall be increased by the amount of such difference;

(vii) if the Actual Excess Fees (as determined pursuant to this Section 2.10) are greater than or equal to the Estimated Excess Fees, then the Estimated Adjusted Cash Consideration shall be decreased by the amount of such difference; and

(viii) if the Estimated Excess Fees are greater than the Actual Excess Fees (as determined pursuant to this Section 2.10), then the Estimated Adjusted Cash Consideration shall be increased by the amount of such difference.

For all purposes of and under this Agreement, the “Final Adjusted Cash Consideration” shall mean the Estimated Adjusted Cash Consideration as adjusted by this Section 2.10(b).

(c) Within sixty (60) calendar days following the Closing Date, Parent shall prepare (or cause to be prepared) and deliver to the Stockholder Representative the Actual Closing Statement. The Actual Closing Statement shall be prepared in good faith in accordance with GAAP and shall present the Actual Working Capital of the Company as of 12:01 a.m. (Pacific time) on the Closing Date, the Actual Cash as of the Effective Time, the Actual Excess Fees as of the Effective Time and the Actual Company Debt as of the Effective Time, each prepared without giving effect to the consummation of the Merger and the other transactions contemplated by this Agreement.

(d) The Stockholder Representative may dispute any item or amount set forth in the Actual Closing Statement at any time within thirty (30) calendar days following receipt of the Actual Closing Statement by

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delivering to Parent a notice of such dispute (a “Notice of Dispute”) setting forth, in reasonable detail and to the extent practicable, (A) each item or amount so disputed by the Stockholder Representative, (B) the Stockholder Representative’s calculation of each such disputed item or amount, and (C) the Stockholder Representative’s calculation of the Working Capital of the Company as of 12:01 a.m. (Pacific time) on the Closing Date, the Actual Cash as of the Effective Time, the Actual Company Debt as of the Effective Time and the Actual Excess Fees, all after giving effect to the Stockholder Representative’s calculation of each such disputed item or amount. During the period of any review or dispute pursuant to Section 2.9(d), Parent shall provide the Stockholder Representative with reasonable access to the Final Surviving Entity’s headquarters, during normal business hours, and without significant disruption to Parent or the Final Surviving Entity, and to the books, records and employees of the Final Surviving Entity and its Subsidiaries having relevant information concerning the preparation of the Actual Closing Statement and the determination of Actual Working Capital, the Actual Cash, the Actual Company Debt and the Actual Excess Fees.

(e) In the event that the Stockholder Representative shall not deliver a Notice of Dispute pursuant to Section 2.10(d), then (A) the Stockholder Representative shall be deemed to have irrevocably consented and agreed to each item and amount set forth in the Actual Closing Statement, and (B) for all purposes of and under this Agreement, “Actual Working Capital” shall mean the Working Capital of the Company as of 12:01 a.m. (Pacific time) on the Closing Date, “Actual Cash” shall mean the Cash as of the Effective Time, “Actual Company Debt” shall mean the Company Debt as of the Effective Time and “Actual Excess Fees” shall mean the Excess Fees, each as set forth in the Actual Closing Statement delivered by Parent pursuant to Section 2.10(c). In the event that the Stockholder Representative shall deliver a Notice of Dispute pursuant to Section 2.10(d), then Parent and the Stockholder Representative shall use their respective commercially reasonable efforts to resolve all disputed items and amounts set forth in the Notice of Dispute pursuant to good faith negotiations. In the event that Parent and the Stockholder Representative shall reach agreement, within thirty (30) calendar days following Parent’s receipt of a Notice of Dispute, on all disputed items and amounts set forth in such Notice of Dispute, then for all purposes of and under this Agreement, “Actual Working Capital” shall mean the Working Capital of the Company as of 12:01 a.m. (Pacific time) on the Closing Date, “Actual Cash” shall mean the Cash as of the Effective Time, “Actual Company Debt” shall mean the Company Debt as of the Effective Time and “Actual Excess Fees” shall mean the Excess Fees, each as agreed upon by Parent and the Stockholder Representative. In the event that Parent and the Stockholder Representative are unable to reach agreement, within thirty (30) calendar days following Parent’s receipt of a Notice of Dispute, on all of the disputed items or amounts set forth in a Notice of Dispute, then:

(i) Parent and the Stockholder Representative shall execute a memorandum (the “Closing Statement Memorandum”) setting forth (1) the resolved items and/or amounts, if any, and (2) the items or amounts that remain in dispute following such good faith negotiations;

(ii) Parent and the Stockholder Representative shall submit all remaining disputed items and amounts set forth in the Closing Statement Memorandum to the Independent Accounting Firm for resolution in accordance with the terms and conditions hereof. Each of the parties to this Agreement shall, and shall cause their respective affiliates and representatives to, provide full cooperation to the Independent Accounting Firm. The Independent Accounting Firm shall (1) act in its capacity as an expert and not as an arbitrator, (2) consider only those items and amounts identified in the Closing Statement Memorandum as being in dispute between Parent and the Stockholder Representative, (3) be instructed to reach its conclusions regarding any such dispute within thirty (30) calendar days after its appointment and provide a written explanation of its decision, and (4) not (x) determine any liability claimed by the Stockholder Representative or asset claimed by Parent in an amount less than that claimed by such party, or (y) determine any asset claimed by the Stockholder Representative or liability claimed by Parent in an amount in excess of the amount claimed by such party. All expenses relating to the engagement of the Independent Accounting Firm shall be shared equally by Parent and

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the Stockholder Representative. The Independent Accounting Firm shall determine all disputed items and amounts and its decision in respect thereof shall be final and binding upon Parent and the Stockholder Representative; and

(iii) for all purposes of and under this Agreement, “Actual Working Capital,” “Actual Cash,” “Actual Company Debt” and “Actual Excess Fees” shall mean: (1) the agreement of Parent and the Stockholder Representative in respect of any disputed items or amounts, as set forth in the Closing Statement Memorandum, in respect of each item and amount that is agreed upon by Parent and the Stockholder Representative prior to the expiration of the applicable thirty (30) calendar day period set forth in this Section 2.10(e); and (2) the resolution of any disputed items or amounts resolved by the Independent Accounting Firm pursuant to clause (ii) of this Section 2.10(e).

2.11 Post-Closing Payments; Earn-out

(a) Definitions

(i) “Additional Shares” shall mean 860,000 shares of Parent Common Stock.

(ii) “Deferred Merger Consideration” shall mean the shares of Parent Common Stock issuable by Parent pursuant to this Section 2.11.

(iii) “EBITDA Shares” shall mean 2,000,000 shares of Parent Common Stock.

(iv) “EBITDA Target Floor” shall mean $12,600,000.

(v) “EBITDA Target” shall mean $14,000,000.

(vi) “Performance Period” shall mean the calendar year ending December 31, 2010.

(vii) “Performance Period EBITDA” shall mean the earnings of the Final Surviving Entity and its Subsidiaries (on a consolidated basis) from operations during the Performance Period before interest, taxes, depreciation and amortization, calculated as if the Final Surviving Entity and its Subsidiaries were being operated as a separate and independent corporation as adjusted by Schedule 2.11(b), plus, to the extent they would otherwise result in a reduction of Performance Period EBITDA, the following items: (a) any costs incurred by the Final Surviving Entity and its Subsidiaries after the Effective Time associated with SEC or stock exchange reporting requirements in excess of all legal and accounting fees incurred by the Company and its Subsidiaries during the same period in 2009 other than those incurred in connection with the Merger that would not otherwise have been incurred in the normal course of business, (b) legal, advisory and accounting expenses incurred in connection with the Merger during the Performance Period that would not otherwise have been incurred in the normal course of business, (c) any costs and expenses paid or accrued for Parent Content Delivery Network Services and (d) insurance costs incurred to purchase policies required by Section 6.23 (excluding any costs of Parent under Section 6.23(f)); provided, however that, in the event Performance Period EBITDA as calculated herein exceeds $14,000,000, it shall be deemed to be $14,000,000 for all purposes of and under this Agreement. Performance Period EBITDA shall be determined in accordance with GAAP as determined by the firm of independent certified public accountants engaged by Parent for purposes of its 2010 audit. In determining Performance Period EBITDA: (1) Performance Period EBITDA shall not include any gains, losses or profits realized from the sale of any assets other than in the ordinary course of business; and (2) other than included in clause (a) of this definition, no deduction shall be made for any management fees, general overhead expenses or other intercompany charges, of whatever kind or nature, charged by Parent to the Final Surviving Entity.

(viii) “Performance Period Revenue” shall mean the consolidated revenues of the Final Surviving Entity during the Performance Period calculated in accordance with GAAP using the same accounting methods, standards, policies, practices and estimation methodologies used to prepare

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Parent’s Annual Report on Form 10-K for the year ended December 31, 2010 and as adjusted by Schedule 2.11(b) hereof; provided, however that, in the event, the Performance Period Revenue exceeds $55,000,000, it shall be deemed to be $55,000,000 for all purposes of and under this Agreement.

(ix) “Performance Period Statement” shall mean a statement of the Performance Period EBITDA and the Performance Period Revenue of the Final Surviving Entity and its Subsidiaries on a consolidated basis.

(x) “Revenue Shares” shall mean 2,000,000 shares of Parent Common Stock.

(xi) “Revenue Target Floor” shall mean $49,500,000.

(xii) “Revenue Target” shall mean $55,000,000.

(b) Deferred Payments. In addition to the Merger Consideration, Parent shall issue to the Company Securityholders (in proportion to their respective Pro Rata Portions) that number of shares of Parent Common Stock determined by the following:

(i) that number of whole Revenue Shares equal to the product of (x) the total number of Revenue Shares multiplied by (y) a fraction, the numerator of which shall equal (A) the Performance Period Revenue minus (B) the Revenue Target Floor and the denominator of which shall equal (A) the Revenue Target minus (B) the Revenue Target Floor;

(ii) that number of whole EBITDA Shares equal to the product of (x) the total number of EBITDA Shares multiplied by (y) a fraction, the numerator of which shall equal (A) the Performance Period EBITDA minus (B) the EBITDA Target Floor and the denominator of which shall equal (A) the EBITDA Target minus (B) the EBITDA Target Floor; and

(iii) that number of whole Additional Shares determined in accordance with Schedule 2.11(b) hereto.

(c) Certain Procedures Concerning the Deferred Merger Consideration.

(i) On or before January 31, 2011, Parent shall deliver to the Stockholder Representative the Performance Period Statement. The Performance Period Statement shall fairly and accurately present the Performance Period EBITDA and the Performance Period Revenue; all calculated in accordance with this Agreement.

(ii) The Stockholder Representative may dispute any item or amount set forth in the Performance Period Statement, at any time within fifteen (15) calendar days following receipt of the Performance Period Statement by delivering to Parent a notice of such dispute (a “Performance Period Notice of Dispute”) setting forth, in reasonable detail and to the extent practicable, (A) each item or amount so disputed by the Stockholder Representative, (B) the Stockholder Representative’s calculation of each such disputed item or amount, and (C) the Stockholder Representative’s calculation of the Performance Period EBITDA and the Performance Period Revenue after giving effect to the Stockholder Representative’s calculation of each such disputed item or amount. During the period of any review or dispute pursuant to this Section 2.11(c)(ii), Parent shall provide the Stockholder Representative with reasonable access to the Final Surviving Entity’s headquarters, during normal business hours, and without significant disruption to Parent or the Final Surviving Entity, books, records and employees of the Final Surviving Entity and its Subsidiaries having relevant information concerning the preparation of the Performance Period Statement and the determination of the Performance Period EBITDA and the Performance Period Revenue.

(iii) In the event that the Stockholder Representative shall not deliver a Performance Period Notice of Dispute pursuant to Section 2.11(c)(ii), then (A) the Stockholder Representative shall be deemed to have irrevocably consented and agreed to each item and amount set forth in the Performance Period

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Statement, and (B) for all purposes of and under this Agreement, “Performance Period EBITDA” shall mean the Performance Period EBITDA and “Performance Period Revenue” shall mean the Performance Period Revenue, each as set forth in the Performance Period Statement delivered by Parent pursuant to Section 2.11(c)(i). In the event that the Stockholder Representative shall deliver a Performance Period Notice of Dispute pursuant to Section 2.11(c)(ii), then Parent and the Stockholder Representative shall use their respective commercially reasonable efforts to resolve all disputed items and amounts set forth in the Performance Period Notice of Dispute pursuant to good faith negotiations. In the event that Parent and the Stockholder Representative shall reach agreement, within fifteen (15) calendar days following Parent’s receipt of a Performance Period Notice of Dispute, on all disputed items and amounts set forth in such Performance Period Notice of Dispute, then for all purposes of and under this Agreement, “Performance Period EBITDA” shall mean the Performance Period EBITDA and “Performance Period Revenue” shall mean Performance Period Revenue, each as agreed upon by Parent and the Stockholder Representative. In the event that Parent and the Stockholder Representative are unable to reach agreement, within fifteen (15) calendar days following Parent’s receipt of a Performance Period Notice of Dispute, on all of the disputed items or amounts set forth in a Performance Period Notice of Dispute, then:

(A) Parent and the Stockholder Representative shall execute a memorandum (the “Performance Period Memorandum”) setting forth (1) the resolved items and/or amounts, if any, and (2) the items or amounts that remain in dispute following such good faith negotiations;

(B) Parent and the Stockholder Representative shall submit all remaining disputed items and amounts set forth in the Performance Period Memorandum to the Independent Accounting Firm for resolution in accordance with the terms and conditions hereof. Each of the parties to this Agreement shall, and shall cause their respective affiliates and representatives to, provide full cooperation to the Independent Accounting Firm. The Independent Accounting Firm shall (1) act in its capacity as an expert and not as an arbitrator, (2) consider only those items and amounts identified in the Performance Period Memorandum as being in dispute between Parent and the Stockholder Representative, (3) be instructed to reach its conclusions regarding any such dispute within fifteen (15) calendar days after its appointment and provide a written explanation of its decision, and (4) not (x) determine any amount claimed by the Stockholder Representative or amount claimed by Parent in an amount less than that claimed by such party, or (y) determine any amount claimed by the Stockholder Representative or amount claimed by Parent in an amount in excess of the amount claimed by such party. All expenses relating to the engagement of the Independent Accounting Firm shall be shared equally by Parent and the Stockholder Representative. The Independent Accounting Firm shall determine all disputed items and amounts and its decision in respect thereof shall be final and binding upon Parent and the Stockholder Representative; and

(C) For all purposes of and under this Agreement, “Performance Period EBITDA” and “Performance Period Revenue” shall mean: (1) the agreement of Parent and the Stockholder Representative in respect of any disputed items or amounts, as set forth in the Performance Period Revenue Memorandum, in respect of each item and amount that is agreed upon by Parent and the Stockholder Representative prior to the expiration of the applicable fifteen (15) calendar day period set forth in this Section 2.11(c)(iii); and (2) the resolution of any disputed items or amounts resolved by the Independent Accounting Firm pursuant to clause (B) of this Section 2.11(c)(iii).

(iv) The rights of the Company Securityholders to the Deferred Merger Consideration are personal to each such Company Securityholder and shall not be transferable or assignable for any reason other than by operation of law, will or the laws of descent. Any attempt to transfer such rights by any Company Securityholder thereof (other than as permitted by the immediately preceding sentence) shall be null and void.

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(v) Parent acknowledges that the right to receive the Deferred Merger Consideration is an integral part of the Merger Consideration to be received by the Company Securityholders pursuant to this Agreement. In furtherance of the foregoing, (x) Parent shall not take any actions, or fail to take any actions with the specific intent of reducing or impairing the amount of the Deferred Merger Consideration payable hereunder, and (y) until the end of the Performance Period, Parent shall (A) permit the Stockholder’s Representative and his agents, attorneys and accountants to have reasonable access, upon reasonable notice and during normal business hours, to the books and records of the Final Surviving Entity for the purpose of verifying Parent’s compliance with this Section 2.11, provided that, any such investigation shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Final Surviving Entity and shall be arranged through responsible officers of the Final Surviving Entity designated for such purpose; (B) cause the collective business activities of the Final Surviving Entity and its Subsidiaries to be accounted for separately from any other business activities and operations of Parent or its subsidiaries or Affiliates, and shall maintain such books and records with respect thereto as shall be necessary to carry out the provisions hereof; (C) permit, but it shall not require, the Final Surviving Entity to obtain Parent Content Delivery Network Services, (D) not change the fiscal year of the Final Surviving Entity; and (E) not terminate any of John Vincent, Michael Rosner or Erwin Plomp, except for termination “for cause” as defined in such Continuing Employee’s respective employment agreement.

(d) Payment of the Deferred Merger Consideration. Within two Business Days following the filing of Parent’s Form 10-K for the year ended December 31, 2010 with the SEC (but not in any event later than two Business Days following the due date for such filing (without regard to Rule 12b-25), Parent shall deposit or cause to be deposited with the Exchange Agent certificates representing the number of shares of Parent Common Stock sufficient to deliver, and Parent shall instruct the Exchange Agent to deliver, the Deferred Merger Consideration to the Company Securityholders. Notwithstanding the foregoing sentence, if Parent has not filed its Form 10-K for the year ended December 31, 2010 due to accounting or other issues arising from the Final Surviving Entity and its Subsidiaries, Parent shall not be obligated to deposit the Deferred Merger Consideration until Parent has filed its Form 10-K for the year ended December 31, 2010.

(e) For the avoidance of doubt, as used in this Section 2.11, the results of the Final Surviving Entity shall include the results of the Company and its Subsidiaries on a consolidated basis for that portion of the Performance Period up to the Effective Time, and the results of the Final Surviving Entity and its Subsidiaries on a consolidated basis for that portion of the Performance Period following the Effective Time. Such results shall also include the results of any business engaged in the business of software development and services for online display and video advertisements that is acquired during the Performance Period by Parent or the Final Surviving Entity or a Subsidiary for that portion of the Performance Period up to the Effective Time and on a consolidated basis with the Final Surviving Entity and its Subsidiaries for that portion of the Performance Period following the Effective Time.

2.12 No Further Ownership Rights in Company Capital Stock. The Merger Consideration paid in respect of the surrender for exchange of shares of Company Capital Stock in accordance with the terms hereof shall be deemed to be full satisfaction of all rights pertaining to such shares of Company Capital Stock, and there shall be no further registration of transfers on the records of the Interim Surviving Corporation of shares of Company Capital Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Company Stock Certificates are presented to the Interim Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article II.

2.13 No Liability. Notwithstanding anything to the contrary set forth in this Agreement, none of the Exchange Agent, Parent, the Interim Surviving Corporation, the Final Surviving Entity or any other party hereto shall be liable to a holder of shares of Parent Common Stock or Company Common Stock for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Laws.

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2.14 Transfers of Ownership. If any payments are to be disbursed to a Person other than the Person whose name is reflected on the Company Stock Certificate or Company Warrant surrendered in exchange therefor, it will be a condition of the issuance or delivery thereof that the certificate so surrendered will be properly endorsed and otherwise in proper form for transfer and that the person requesting such exchange will have paid to Parent or any agent designated by it any transfer or other taxes required by reason of the payment of any portion of the Merger Consideration in any name other than that of the registered holder of the certificate surrendered, or established to the satisfaction of Parent or any agent designated by it that such tax has been paid or is not payable.

2.15 Surrender of Certificates; Lost, Stolen or Destroyed Certificates. No portion of the Merger Consideration shall be paid to the holder of any unsurrendered Company Stock Certificate or Company Warrant with respect to shares of Company Capital Stock formerly represented thereby until the holder of record of such Company Stock Certificate or Company Warrant shall have surrendered such Company Stock Certificate or Company Warrant and the Exchange Documents pursuant hereto. In the event any Company Stock Certificates or Company Warrants shall have been lost, stolen or destroyed, Parent or its agent shall issue in exchange for such lost, stolen or destroyed certificates or warrants, upon the making of an affidavit of that fact by the holder thereof, such amount, if any, as may be required pursuant to Section 2.7; provided, however, that Parent or its agent may, in its discretion and as a condition precedent to the issuance thereof, require the Person who is the owner of such lost, stolen or destroyed certificates or warrants to either (a) deliver a bond in such amount as it may reasonably direct, or (b) provide an indemnification agreement in a form and substance acceptable to Parent or its agent, against any claim that may be made against Parent or its agent with respect to the certificates alleged to have been lost, stolen or destroyed.

2.16 Tax Treatment. The Merger is intended to constitute a “reorganization” within the meaning of Section 368(a) of the Code, and Parent and the Company intend that the First Step Merger and the Second Step Merger will constitute integrated steps in a single “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3, which plan of reorganization the parties adopt by executing this Agreement.

2.17 Taking of Necessary Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Interim Surviving Corporation or the Final Surviving Entity with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Merger Sub One, the directors and officers of the Company and Merger Sub One shall take all such lawful and necessary action. If, at any time after the effective time of the Second Step Merger, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Final Surviving Entity with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Interim Surviving Corporation and Merger Sub Two, the directors and officers of the Interim Surviving Corporation and Merger Sub Two shall take all such lawful and necessary action.

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ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Parent and the Merger Subs, subject to such exceptions as are specifically disclosed in the disclosure schedule (referencing the appropriate section, subsection, paragraph and subparagraph numbers; provided, however, that any such disclosure shall be deemed to be a disclosure against each of the other sections, subsections, paragraphs and subparagraphs of this Article III to the extent the applicability of such disclosure to such other sections, subsections, paragraphs and subparagraphs is reasonably apparent from the disclosure made without reference to the underlying documents referenced therein) supplied by the Company to Parent (the “Company Disclosure Schedule”) and dated as of the date hereof, on the date hereof and as of the Effective Time, as though made at the Effective Time, as follows:

3.1 Organization of the Company.

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company has the corporate power and authority to own its properties and to carry on its business as currently conducted. The Company is duly qualified or licensed to do business and in good standing as a foreign corporation in Georgia and each other jurisdiction in which the character or location of its assets or properties (whether owned, leased or licensed) or the nature of its business make such qualifications necessary, except where the failure to be so qualified, licensed or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has delivered a true and correct copy of its certificate of incorporation, as amended to date (the “Certificate of Incorporation”) and bylaws, as amended to date (the “Bylaws”), each in full force and effect on the date hereof (collectively, the “Charter Documents”), to Parent.

(b) Section 3.1(b) of the Company Disclosure Schedule lists the directors and officers of the Company as of the date hereof. The operations now being conducted by the Company are not now and have never been conducted by the Company under any other name.

3.2 Company Capital Structure.

(a) The authorized capital stock of the Company consists of 35,000,000 shares of Company Common Stock, of which 11,484,084 shares are issued and outstanding as of the date hereof, 15,000,000 shares of Company Preferred Stock, of which (i) 1,166,667 shares are designated as “Series A Preferred Stock,” of which 870,000 shares are issued and outstanding as of the date hereof, (ii) 5,500,000 shares are designated as “Series B Preferred Stock,” of which 5,219,305 shares are issued and outstanding as of the date hereof, and (iii) 5,000,000 shares are designated as “Series C Convertible Preferred Stock,” of which 654,534 shares are issued and outstanding as of the date hereof. As of the date hereof, the capitalization of the Company is as set forth in Section 3.2(a) of the Company Disclosure Schedule. As of immediately prior to the Effective Time, all shares of Company Preferred Stock shall have been converted to Company Common Stock and no shares of Company Preferred Stock shall be issued and outstanding. The Company Capital Stock is held by the persons with the domicile addresses and in the amounts set forth in Section 3.2(a) of the Company Disclosure Schedule which further sets forth for each such person the type of entity of such person, any ultimate parent entity of such person, if not an individual, the number of shares held, class and/or series of such shares and the number of the applicable stock certificates representing such shares. All outstanding shares of Company Capital Stock are duly authorized, validly issued, fully paid and non-assessable and are not subject to preemptive rights created by statute, the Charter Documents, or any Contract to which the Company or any of its Subsidiaries is a party or by which it is bound.

(b) No Company Stockholder has exercised any right of redemption, if any, provided in the Certificate of Incorporation with respect to shares of the Company Preferred Stock, and the Company has not received notice that any Company Stockholder intends to exercise such rights. There are no declared or accrued but

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unpaid dividends with respect to any shares of Company Capital Stock. The Company has no other capital stock authorized, issued or outstanding.

(c) There are no outstanding shares of Company Capital Stock that are unvested or are subject to a repurchase option, substantial risk of forfeiture or other similar condition under any applicable restricted stock purchase agreement or other similar Contract with the Company.

(d) Except for the Company Stock Option Plan and as described in Section 3.2(d) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has ever adopted, sponsored or maintained any stock option plan or any other plan, arrangement or agreement providing for equity compensation to any Person. The Company Stock Option Plan has been duly authorized, approved and adopted by the Company Board and its stockholders and is in full force and effect. The Company has reserved 4,900,000 shares of Company Common Stock for issuance to employees and directors of, and consultants to, the Company upon the exercise of Company Options under the Plan, of which (i) 3,270,002 shares are issuable, as of the date hereof, upon the exercise of outstanding, unexercised Company Options granted under the Plan, (ii) 1,375,418 shares have been issued upon the exercise of Company Options under the Plan and remain outstanding as of the date hereof and (iii) 33,649 shares remain available for future grant. All outstanding Company Options have been offered, issued, and delivered by the Company in compliance with all applicable Laws, including federal and state securities Laws, and in compliance with the terms and conditions of the Company Stock Option Plan. Section 3.2(d) of the Company Disclosure Schedule sets forth for each outstanding Company Option and Company Warrant, the name of the holder of such option or warrant, the type of entity of such holder, any ultimate parent entity of such holder, if not an individual, the domicile address of such holder, the number of shares of Company Capital Stock issuable upon the exercise of such option or warrant, the exercise price of such option or warrant, the date of grant of such option or warrant and whether such Company Option is a nonstatutory stock option or is intended to quality as an incentive stock option as defined in Section 422 of the Code. All of such warrants and options are fully vested as of the date hereof and all of such warrants and options will be exercised on a net or “cashless” basis prior to the Effective Time. No Company Option has been granted with an exercise price less than the fair market value of the Company Common Stock underlying such option on its date of grant. True and complete copies of all Contracts and instruments relating to or issued under the Company Stock Option Plan have been made available to Parent, and such Contracts and instruments have not been amended, modified or supplemented, and there are no Contracts to amend, modify or supplement such Contracts or instruments from the forms thereof made available to Parent. Except as provided in Section 3.2(d) of the Company Disclosure Schedule, all holders of Company Options are current employees of the Company.

(e) Prior to the Effective Time, all loans outstanding by the Company to any Company Securityholder will have been paid and satisfied in full.

(f) As of the date hereof, an aggregate of 1,841,623 shares of Company Common Stock are issuable upon the exercise of outstanding Company Warrants. Except for the Company Options and Company Warrants listed on Section 3.2(f) or Section 3.2(d) of the Company Disclosure Schedule, additional warrants to be issued to the holder of Company Series C Preferred Stock in connection with the conversion of such stock to debt prior to the Effective Time, and shares to be issued to certain holders of stock of the Company’s European Subsidiaries in exchange for such stock prior to the Effective Time pursuant to Section 6.21 (all as described on Section 3.2(f) of the Company Disclosure Schedule), there are no options, warrants, calls, rights, convertible securities, restricted stock units, performance shares, phantom stock, stock appreciation rights, profit participation or similar commitments or Contracts of any character, written or oral, to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound obligating the Company to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of the capital stock of the Company or obligating the Company to grant, extend, accelerate the vesting of, change the price of, otherwise amend or enter into any such option, warrant,

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call, right, commitment or Contract. There are no outstanding or authorized stock appreciation, phantom stock, profit participation (other than Company bonus plans based on operating profit in accordance with past practices and disclosed in Section 3.2(f) of the Company Disclosure Schedule), or other similar rights with respect to the Company. Except as contemplated hereby and as provided for in voting agreements executed in connection with the issuance of Company Preferred Stock (which will be terminated prior to the Effective Time), there are no voting trusts, proxies, or other Contracts or understandings with respect to the voting stock of the Company. Except as provided for in agreements executed in connection with the issuance of Company Preferred Stock (which will be terminated prior to the Effective Time), there are no Contracts to which the Company or any of its Subsidiaries is a party relating to the registration, sale or transfer (including Contracts relating to rights of first refusal, co sale rights or “drag-along” rights) of any Company Capital Stock. As a result of the Merger, Parent will be the sole record and beneficial holder of all issued and outstanding Company Capital Stock and all rights to acquire or receive any shares of Company Capital Stock, whether or not such shares of Company Capital Stock are outstanding.

(g) The allocation of the Merger Consideration set forth in Section 2.7(e) is consistent with the Certificate of Incorporation of the Company as amended as of immediately prior to or at the Effective Time.

(h) The information contained in the Spreadsheet will be complete and correct as of the Closing Date.

3.3 Subsidiaries.

(a) A complete and accurate list of the name, jurisdiction of organization and stockholders of each Subsidiary of the Company is set forth in Section 3.3(a) of the Company Disclosure Schedule, and no other Person has any subscription, warrant, option, convertible security or other right (contingent or otherwise) to purchase or acquire any shares of the capital stock of any Subsidiary of the Company except as reflected in Section 3.3(a) of the Company Disclosure Schedule. As of immediately prior to the Effective Time, the Company will own one hundred percent (100%) of the outstanding equity interests of each of its Subsidiaries and no other Person will have any subscription, warrant, option, convertible security or other right (contingent or otherwise) to purchase or acquire any shares of the capital stock of any Subsidiary of the Company. The Company does not own, directly or indirectly, any capital stock of, or other equity or voting interest in, any Person.

(b) Each of the Company’s Subsidiaries is duly organized, validly existing and in good standing under the laws of the jurisdiction of its respective organization (to the extent the “good standing” concept is applicable in the case of any jurisdiction outside the United States), except where the failure to be so organized, existing or in good standing would not, individually or in the aggregate, have a Company Material Adverse Effect. Each of the Company’s Subsidiaries has the corporate power and authority to own its respective properties and to carry on its respective business as currently conducted. Each of the Company’s Subsidiaries is duly qualified or licensed to do business and in good standing as a foreign corporation in each jurisdiction in which the character or location of its assets or properties (whether owned, lease or licensed) or the nature of its business make such qualifications necessary, except where the failure to be so qualified, licensed or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company’s Subsidiaries has delivered a true and correct copy of its Certificate of Incorporation, as amended to date, and Bylaws, as amended to date, or any other equivalent charter governing documents, as amended to date, each in full force and effect on the date hereof, to Parent. The board of directors of any Company Subsidiary has not approved or proposed any amendment to any Company Subsidiary’s Certificate of Incorporation, Bylaws or any other applicable charter governing documents from those made available to Parent.

(c) All of the outstanding capital stock of, or other equity or voting interest in, each Subsidiary of the Company (i) are duly authorized, validly issued, fully paid, and non-assessable and are not subject to preemptive rights created by statute, any Subsidiary’s certificate of incorporation, bylaws or any other applicable charter governing documents, or any Contract to which any of the Company’s Subsidiary is a

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party or by which it is bound, and (ii) are owned, directly or indirectly, by the Company, free and clear of all Liens and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity or voting interest) that would prevent the operation by the Final Surviving Entity of such Subsidiary’s business in substantially the same manner as such businesses are presently conducted.

(d) There are no outstanding (i) securities of the Company or any of the Company’s Subsidiaries convertible into or exchangeable for shares of capital stock of, or other equity or voting interests in, any Subsidiary of the Company, (ii) options, warrants, rights or other commitments or Contracts to acquire from the Company or any of its Subsidiaries, or that obligate the Company or any of its Subsidiaries to issue, any capital stock of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, any Subsidiary of the Company, (iii) obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar Contract or commitment relating to any capital stock of, or other equity or voting interest (including any voting debt) in, any Subsidiary of the Company (the items in clauses (i), (ii) and (iii), together with the capital stock of the Subsidiaries of the Company, being referred to collectively as “Subsidiary Securities”) or (iv) other obligations by the Company or any of its Subsidiaries to make any payments based on the price or value of any Subsidiary Securities. There are no outstanding Contracts of any kind which obligate the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any outstanding Subsidiary Securities.

3.4 Authority. The Company has all requisite power and authority to enter into this Agreement and any Related Agreements to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution and delivery by the Company of this Agreement and any Related Agreements to which it is a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary action on the part of the Company, and no further action is required on the part of the Company to authorize the Agreement and any Related Agreements to which it is a party and the transactions contemplated hereby and thereby, subject only to the adoption of this Agreement by the Company Stockholders. The vote required to (i) adopt this Agreement, the Merger and the transactions contemplated hereby by the Company Stockholders is set forth in Section 3.4 of the Company Disclosure Schedule and (ii) convert all outstanding shares of Company Preferred Stock into Company Common Stock pursuant to the Charter Documents are referred to collectively herein as the “Requisite Company Stockholder Approval”. At a meeting duly called and held prior to the date hereof, the Company Board has (a) unanimously resolved that the Merger is advisable and in the best interests of the Company and its stockholders, (b) unanimously approved this Agreement, the Merger and the transactions contemplated hereby and (c) unanimously recommended that the Company Stockholders adopt this Agreement, the Merger and the transactions contemplated hereby in accordance with applicable Legal Requirements, the Certificate of Incorporation and the Bylaws (such approval, the “Company Voting Proposal” and such recommendation, the “Company Board Recommendation”). This Agreement and each of the Related Agreements to which the Company is a party have been duly executed and delivered by the Company and assuming the due authorization, execution and delivery by the other parties hereto and thereto, constitute the valid and binding obligations of the Company enforceable against it in accordance with their respective terms.

3.5 No Conflict. The execution and delivery by the Company of this Agreement and the Related Agreements to which the Company is a party, and the consummation of the transactions contemplated hereby and thereby, will not conflict with or result in any violation of or default under (with or without notice or lapse of time, or both) or give rise to a right of termination, cancellation, modification or acceleration of any right or obligation or loss of any benefit under (any such event, a “Conflict”) (a) assuming receipt of the approval of the Company Stockholders pursuant to its Charter Documents, any provision of the Charter Documents of the Company, as amended, (b) any Material Contract listed or required to be listed in the Company Disclosure Schedules, or (c) assuming receipt of the approval of the Company Stockholders pursuant to its Charter

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Documents and applicable Law and assuming receipt of the government approvals contemplated by Section 3.6, any Law applicable to the Company or any of its properties or assets (whether tangible or intangible), except in the case of clause (b) for any such Conflicts that would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

3.6 Consents. No consent, notice, waiver, approval, order or authorization of, or registration, declaration or filing with any Governmental Entity (so as not to trigger any Conflict), is required by, or with respect to, the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement and any Related Agreements to which the Company is a party or the consummation of the transactions contemplated hereby and thereby, except for (a) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (b) the adoption of this Agreement and approval of the transactions contemplated by this Agreement by the Company Stockholders, (c) the applicable requirements of the HSR Act or under any foreign merger control Laws, if any, and (d) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings which if not obtained or made would not reasonably be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, or materially adversely affect the ability of the parties hereto to consummate the Merger within the time frame in which the Merger would otherwise be consummated in the absence of the need for such consent, waiver, approval, order, authorization, registration, declaration or filing.

3.7 Company Financial Statements. Section 3.7 of the Company Disclosure Schedule sets forth the Company’s (i) audited consolidated balance sheets as of December 31, 2008 and December 31, 2007, and the related consolidated statements of income, cash flow and stockholders’ equity for the twelve (12) month periods then ended (the “Year-End Financials”), and (ii) unaudited consolidated balance sheet as of September 30, 2009, and the related unaudited consolidated statements of income, cash flow and stockholders’ equity for the 9 months then ended (the “Interim Financials”). The Year-End Financials and the Interim Financials (collectively referred as the “Financials”) have been prepared in all material respects in accordance with GAAP consistently applied throughout the periods indicated (except that the Interim Financials do not contain footnotes and other presentation items that may be required by GAAP). The Financials present fairly in all material respects the Company’s consolidated financial condition, operating results and cash flows as of the dates and during the periods indicated therein, subject in the case of the Interim Financials to normal year-end adjustments, which are not material in amount or significance in any individual case or in the aggregate. The date of the most recent audited consolidated balance sheet contained in the Year-End Financials is referred to hereinafter as the “Balance Sheet Date” and the Company’s unaudited consolidated balance sheet contained in the Interim Financials is referred to hereinafter as the “Current Balance Sheet.”

3.8 Internal Controls. The Company and each of its Subsidiaries has established and maintains a system of internal accounting controls which are effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP (including the Financials), including policies and procedures that (a) require the maintenance of records that in reasonable detail accurately and fairly reflect the material transactions and dispositions of the assets of the Company, (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company and its Subsidiaries are being made only in accordance with appropriate authorizations of management and the Company Board and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company and its Subsidiaries. Since December 31, 2008, none of the Company, any of its Subsidiaries or the Company’s independent auditors has identified (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by the Company or any of its Subsidiaries, (ii) any fraud, whether or not material, that involves the management of the Company or any of its Subsidiaries or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company and its Subsidiaries or (iii) any claim or allegation regarding any of the foregoing.

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3.9 No Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any material liability, indebtedness, obligation, expense, guaranty or endorsement of any obligation, whether accrued, absolute, contingent, matured, unmatured or other (whether or not required to be reflected in financial statements prepared in accordance with GAAP) (collectively, “Liabilities”), except for (a) Liabilities which have been reflected in the Current Balance Sheet, (b) Liabilities that have arisen in the ordinary course of business consistent with past practices since the date of Current Balance Sheet, other than any Liability for breach or default, under Contracts to which the Company or its Subsidiaries are a party to which they are bound and (c) Liabilities incurred in connection with the preparation and negotiation of this Agreement.

3.10 No Changes.

(a) Except as provided in Section 3.10(a) of the Company Disclosure Schedule, since the Balance Sheet Date, except as expressly permitted under, required or specifically consented to by Parent pursuant to Article V or Article VI, there has not been, occurred or arisen any:

(i) destruction of, damage to, or loss of any material assets (whether tangible or intangible), material business or material customer of the Company or any of its Subsidiaries (whether or not covered by insurance);

(ii) any action that, if taken on or after the date of this Agreement, would be prohibited by clauses (a), (d), (l), (m), (o), (r), (t) and (x) of Section 5.2;

(iii) a Company Material Adverse Effect; or

(iv) agreement by the Company or any of its Subsidiaries, or any officer or employees on behalf of the Company, to do any of the things described in the preceding clauses (i) through (iii) of this Section 3.10(a) (other than negotiations with Parent and its representatives regarding the transactions contemplated by this Agreement and any Related Agreements).

(b) Except as provided in Section 3.10(b) of the Company Disclosure Schedule, since September 30, 2009, except as expressly permitted under, required or specifically consented to by Parent pursuant to Article V or Article VI, there has not been, occurred or arisen any:

(i) transaction by the Company or any of its Subsidiaries except in the ordinary course of business as conducted on that date and consistent with past practices;

(ii) payment or increase by the Company of any bonuses, salaries, or other compensation to any stockholder, director, officer, or employee (except in the ordinary course of business consistent with past practice) or entry into any employment, severance, or similar Contract with any director, officer, or employee;

(iii) grant of any severance or termination pay (cash, equity or otherwise) to any officer or employee except pursuant to written agreements outstanding, or policies existing, on the date hereof and as previously disclosed in writing or made available to Parent, or adopt any new severance plan, or amend or modify or alter in any respect any severance plan, agreement or arrangement existing on the date hereof, or grant any equity-based compensation;

(iv) adoption or amendment of any employee benefit plan, policy or arrangement, or employee stock purchase or stock option plan, or enter into any employment contract or collective bargaining agreement, pay any special bonus or special remuneration (cash, equity or otherwise) to any director or employee, or increase the salaries or wage rates or fringe benefits (cash, equity or otherwise) (including rights to severance or indemnification) of its directors, officers, employees or consultants; or

(v) waiver of any stock repurchase rights, accelerate, amend or change the period of exercisability of options, restricted stock or any other equity or similar incentive awards (including without limitation any long term incentive awards), or reprice options granted under any employee, consultant, director or other stock plans or authorize cash payments in exchange for any options granted under any of such plans.

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3.11 Tax Matters.

(a) Definition of Taxes. For the purposes of this Agreement, the term “Tax” or, collectively, “Taxes” shall mean any and all U.S. federal, state, provincial, local and non-U.S. taxes of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority, including taxes on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, unemployment, social security, workers’ compensation or net worth, taxes in the nature of excise, withholding, ad valorem or value added, and any obligations with respect to such amounts arising as a result of being a member of an affiliated, consolidated, combined or unitary group for any period and including any liability for taxes of a predecessor or transferor.

(b) Tax Returns and Audits.

(i) The Company and each of its Subsidiaries have prepared and timely filed all required U.S. federal, state, provincial, local and non-U.S. returns, estimates, information statements, elections, forms and reports (including any attachments or schedules thereto and amendments thereof) (“Returns”) relating to Taxes required to be filed by the Company, its Subsidiaries or their respective operations, and such Returns are true and correct in all material respects and have been completed in accordance with applicable Law. The Company and each of its subsidiaries have timely paid all Taxes required to be paid, whether or not shown to be due on such Returns.

(ii) The Company and each of its Subsidiaries have timely reported, withheld and remitted to the appropriate taxing authority, as applicable, with respect to its employees and other third parties, all U.S. federal, state, local, provincial and non-U.S. income Taxes, social security charges and similar fees, Federal Insurance Contribution Act amounts, Federal Unemployment Tax Act amounts and all other Taxes required to be reported and/or withheld and remitted.

(iii) No Tax deficiency is outstanding, assessed or proposed in writing against the Company or any of its Subsidiaries, nor has the Company or any of its Subsidiaries executed any waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax.

(iv) No audit or other examination of any Return of the Company or any of its Subsidiaries is presently in progress, nor has the Company or any of its Subsidiaries received any written notice from any taxing authority that it intends to conduct such an audit or other examination.

(v) As of the Balance Sheet Date, the Company and each of its Subsidiaries did not have any liabilities for unpaid Taxes which had not been accrued or reserved on the Current Balance Sheet in accordance with GAAP, whether asserted or unasserted, contingent or otherwise and neither the Company nor any of its Subsidiaries has incurred any liabilities for Taxes since the Balance Sheet Date other than in the ordinary course of business.

(vi) The Company has made available to Parent, copies of all income, franchise, sales and use, property and other material Returns for the Company and each of its Subsidiaries filed for all periods with respect to which the applicable statute of limitations has not expired.

(vii) There are (and immediately following the Effective Time there will be) no Liens on the assets of the Company or any of its Subsidiaries relating to or attributable to Taxes, other than Liens for Taxes not yet due and payable.

(viii) Neither the Company nor any of its Subsidiaries has (A) ever been a member of an affiliated group (within the meaning of Code §1504(a)) filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company), (B) ever been a party to any Tax sharing, indemnification or allocation Contract, nor does the Company owe any amount under any such Contract, (C) any liability for the Taxes of any person, under Treasury Regulations Section 1.1502-6

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(or any similar provision of state, local or foreign Law, and including any arrangement for group or consortium relief or similar arrangement), as a transferee or successor, by Contract, by operation of law, or otherwise and (D) ever been a party to any joint venture, partnership or other arrangement or Contract that would be treated, to the Knowledge of the Company, as a partnership for Tax purposes.

(ix) Neither the Company nor any of its Subsidiaries has been, at any time, a “United States Real Property Holding Corporation” within the meaning of Section 897(c)(2) of the Code.

(x) No adjustment relating to any Return filed by the Company or any of its Subsidiaries has been proposed by any Tax authority to the Company or any representative thereof.

(xi) Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code.

(xii) Neither the Company nor any of its Subsidiaries has engaged in a “reportable transaction” as set forth in Treasury Regulations Section 1.6011-4(b), including any transaction that is the same or substantially similar to one of the types of transactions that the Internal Revenue Service has determined to be a Tax avoidance transaction and identified by notice, regulation, or other form of published guidance as a listed transaction, as set forth in Treasury Regulations Section 1.6011-4(b)(2).

(xiii) Neither the Company nor any of its Subsidiaries is subject to Tax in any jurisdiction other than its country of incorporation or formation by virtue of having a branch, permanent establishment or other place of business or source of income in that country. No claim has ever been made by an authority in a jurisdiction where neither the Company nor any of its Subsidiaries files Returns that it is or may be subject to taxation by that jurisdiction.

(xiv) Neither the Company nor any of its Subsidiaries will be required to include any income or gain or exclude any deduction or loss from taxable income for any taxable period or portion thereof after the Closing as a result of any (A) deferred intercompany gain or excess loss account under Treasury Regulations under Section 1502 of the Code in connection with a transaction consummated prior to the Closing, (B) installment sale or open transaction disposition consummated prior to the Closing or (C) prepaid amount received prior to the Closing.

(xv) Neither the Company nor any of its Subsidiaries (A) has agreed to or is not required to make any adjustments or changes in accounting method pursuant to Section 481 of the Code or any similar provision of applicable Law and to the Knowledge of the Company, neither the IRS nor any other taxing authority has proposed any such adjustment or change in accounting method, (B) has an application pending with any taxing authority requesting permission for any changes in accounting methods and (C) has executed or entered into a closing agreement pursuant to Section 7121 of the Code or any predecessor provision thereof or any similar provision applicable Law.

(xvi) The Company has made available to Parent all documentation relating to, and is in compliance in all material respects with all terms and conditions of, any Tax exemption, Tax holiday or other Tax reduction Contract or order (“Tax Incentive”) with respect to the Company and each of its Subsidiaries. To the Knowledge of the Company, the consummation of the transactions contemplated by this Agreement will not have any adverse effect on the continued validity and effectiveness of any such Tax Incentive.

(xvii) The Company and each of its Subsidiaries have in their respective possession official foreign receipts for any Taxes paid by them to any foreign taxing authorities.

(xviii) The Company and each of its Subsidiaries has made available to Parent contemporaneous documentation substantiating the transfer pricing practices and methodology of the Company and its Subsidiaries. To the Knowledge of the Company, the prices for any property or services (or for the use

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of any property) provided by or to the Company or any of its Subsidiaries are arm’s length prices for purposes of all applicable transfer pricing laws, including Treasury Regulations promulgated under Section 482 of the Code.

(xix) No Company Stockholder holds shares of Company Capital Stock that are non-transferable and subject to a substantial risk of forfeiture within the meaning of Section 83 of the Code with respect to which a valid election under Section 83(b) of the Code has not been made, and no payment to any Company Stockholder of any portion of the Merger Consideration payable pursuant to this Agreement will result in compensation or other income to such Company Stockholder with respect to which Parent, the Company or any Subsidiary of Parent or the Company would be required to deduct or withhold any taxes.

(c) Loss of Compensation Deduction. There is no Contract to which the Company or any ERISA Affiliates is a party, including the provisions of this Agreement, covering any employee of the Company, which, individually or collectively, could give rise to the payment of any amount that would not be deductible pursuant to Section 404 of the Code.

(d) Section 280G. Neither the Company nor any of its ERISA Affiliates has made any payment to any Employee and is not party to a Contract or arrangement with any Employee to make payment, individually or considered collectively with any other events, agreements, plans, arrangements or other Contracts, that will, or could reasonably be expected to, be characterized as a “parachute payment” within the meaning of Section 280G(b)(2) of the Code or that could not be deductible under Section 280G of the Code. Section 3.11(d) of the Company Disclosure Schedule lists each “disqualified individuals” (within the meaning of Section 280G of the Code) as determined as of the date hereof.

(e) Section 409A. Section 3.11(e) of the Company Disclosure Schedule lists each Contract between the Company or any of its ERISA Affiliates and any Employee that is a “nonqualified deferred compensation plan” subject to Section 409A of the Code. Each such nonqualified deferred compensation plan, if any, has been operated since January 1, 2005 in compliance with Section 409A of the Code. No deferred compensation plan existing prior to January 1, 2005, which would otherwise be subject to Section 409A, has been “materially modified” at any time after October 3, 2004. No stock right (as defined in U.S. Treasury Department regulation 1.409A-1(l)) has been granted to any Employee that (i) has an exercise price that has been or may be less than the fair market value of the underlying equity as of the date such option or right was granted, as determined by the board of directors of the Company in good faith, (ii) has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such option or rights, or (iii) has been granted after December 31, 2004, with respect to any class of stock that is not “service recipient stock” (within the meaning of applicable regulations under Section 409A of the Code). No compensation shall be includable in the gross income of any Employee as a result of the operation of Section 409A of the Code or any similar state Law with respect to any arrangements or Contracts in effect as of the Effective Time.

(f) No Tax Gross-Ups. There is no Contract to which the Company or any ERISA Affiliate is a party covering any Employee which could require the Company or any ERISA Affiliate to compensate any Employee for Tax-related payments under Section 409A of the Code (or any similar state law) or excise Taxes paid pursuant to Section 4999 of the Code.

3.12 Restrictions on Business Activities. There is no Contract (non-competition or otherwise), commitment, judgment, injunction, order or decree to which the Company or any of its Subsidiaries is a party or, to the Knowledge of the Company, otherwise binding upon the Company or any of its Subsidiaries which has or may reasonably be expected to have the effect of prohibiting or impairing in any material respect any business practice of the Company or any of its Subsidiaries, any acquisition of property (tangible or intangible) by the Company or any of its Subsidiaries, the conduct of business by the Company or any of its Subsidiaries, or otherwise limiting in any material respect the freedom of the Company to engage in any line of business, to

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conduct any business activities, or to compete with any person. Without limiting the generality of the foregoing, neither the Company nor any of its Subsidiaries has entered into any Contract under which the Company or any of its Subsidiaries is restricted in any material respect from selling, licensing, manufacturing or otherwise distributing any of its technology or products or from providing services to customers or potential customers or any class of customers, in any geographic area, during any period of time, or in any segment of the market.

3.13 Title to Properties; Absence of Liens and Encumbrances; Condition of Equipment.

(a) Neither the Company nor any of its Subsidiaries owns any real property, nor has the Company or any of its Subsidiaries ever owned any real property. Section 3.13(a) of the Company Disclosure Schedule sets forth a complete and accurate list of all real property currently leased, subleased or licensed by or from the Company or any of its Subsidiaries or otherwise used or occupied by the Company or any of its Subsidiaries (the “Leased Real Property”).

(b) The Company has provided Parent true, correct and complete copies of all leases, lease guaranties, subleases, Contracts for the leasing, use or occupancy of, or otherwise granting a right in or relating to the Leased Real Property, including all amendments, terminations and modifications thereof (“Lease Agreements”). All such Lease Agreements are valid and effective, and there is not, under any of such Lease Agreements, any existing default, or event of default by the Company or any of its Subsidiaries, nor to the Knowledge of the Company by any other party thereto, (or event which with notice or lapse of time, or both, would constitute a default by the Company or any of its Subsidiaries, nor to the Knowledge of the Company by any other Party thereto), that is or would reasonably be expected to be, individually or in the aggregate material to the Company and its Subsidiaries, taken as a whole. Neither the Company nor any of its Subsidiaries has received any written notice of a default, alleged failure to perform, or any offset or counterclaim with respect to any such Lease Agreement, which has not been fully remedied and withdrawn. The Company and its Subsidiaries currently occupy all of the Leased Real Property for the operation of its business. Neither the Company nor any of its Subsidiaries owes brokerage commissions or finders fees or is party to any broker agreements with respect to any such Leased Real Property or any other property. The Company and its Subsidiaries have performed all of their respective obligations under any termination agreements pursuant to which the Company or any of its Subsidiaries has terminated any leases, subleases, licenses or other occupancy agreements for real property that are no longer in effect and have no continuing liability with respect to such terminated agreements.

(c) The Leased Real Property is suitable for the conduct of the business as presently conducted. To the Company’s Knowledge, (i) there are no Laws now in existence which could require the tenant of any Leased Real Property to make any expenditure in excess of $15,000 to modify or improve such Leased Real Property to bring it into compliance therewith, and (ii) neither the Company nor any of its Subsidiaries shall be required to expend more that $25,000 under any Lease Agreement to restore the Leased Real Property at the end of the term of the applicable Lease Agreement to the condition required under the Lease Agreement (assuming the conditions existing in such Leased Real Property as of the date hereof and as of the Closing).

(d) The material equipment owned or leased by the Company and its Subsidiaries is in all material respects in good operating condition and regularly and properly maintained subject to normal wear and tear.

3.14 Intellectual Property.

(a) Company Products or Services. Section 3.14(a) of the Company Disclosure Schedule contains a complete and accurate list of all Company Products or Services.

(b) Registered Intellectual Property.

(i) Section 3.14(b)(i) of the Company Disclosure Schedule contains a complete and accurate list of (A) all Company Registered Intellectual Property, indicating for each item the registration or application number and the applicable filing jurisdiction, and any unregistered Trademarks of the

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Company, and (B) any claims, proceedings or actions before any court, tribunal (including the U.S. Patent and Trademark Office or equivalent foreign authority) related to the Company Registered Intellectual Property other than proceeding related to the application for such Registered Intellectual Property in the ordinary course. Schedule 3.14(b)(i) sets forth the actions that, to the Knowledge of the Company, must be taken within 120 days of the date hereof for the purposes of obtaining, maintaining, perfecting, preserving or renewing any Company Registered Intellectual Property, including the payment of any registration, maintenance or renewal fees or the filing of any responses to office actions, documents, applications or certificates

(ii) Each item of Company Registered Intellectual Property is valid, subsisting (except for the applications) and enforceable, and has not expired, been cancelled or abandoned. With respect to each item of Company Registered Intellectual Property, all necessary registration, maintenance and renewal fees currently due in connection with such Company Registered Intellectual Property have been made and all necessary documents, recordations and certificates in connection with such Company Registered Intellectual Property have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of prosecuting, perfecting and maintaining such Company Registered Intellectual Property. Neither the Company nor any of its Subsidiaries has claimed any status in the application for or registration of any registered intellectual property rights, including “small business status,” that would not be applicable to Parent. Neither the Company nor any of its Subsidiaries has misrepresented, or failed to disclose, any facts or circumstances in any application for any Company Registered Intellectual Property that would constitute fraud or a misrepresentation with respect to such application or that would otherwise affect the validity or enforceability of any Company Registered Intellectual Property.

(c) Ownership.

(i) No Company Intellectual Property or Company Product is subject to any claim, proceeding or outstanding decree, order, judgment, or stipulation or Contract restricting in any material manner, the use, transfer, or licensing thereof by the Company or any of its Subsidiaries, or which may materially affect the validity, use or enforceability of such Company Intellectual Property or Company Product.

(ii) Following the Closing, all Company Intellectual Property will be fully transferable, alienable or licensable by the Final Surviving Entity and/or Parent without restriction and without payment of any kind to any person.

(iii) The Company owns, and has good and exclusive title to, each item of Company Intellectual Property free and clear of any Lien. Without limiting the foregoing: (A) the Company or any of its Subsidiaries is the exclusive owner of all Trademarks that are used to designate the source or origin of the Company Products or Services; (B) the Company or one of its Subsidiaries owns exclusively, and has good title to, all copyrighted works that are embodied in any Company Product; and (C) the Company or one of its Subsidiaries is the exclusive owner of any Patents that cover the manufacture, use, sale or import of any Company Products or Services.

(iv) In each case in which the Company or any of its Subsidiaries has engaged or hired a third party, other than employees of the Company or its Subsidiaries acting within the scope of their employment, to develop or create any Intellectual Property or technology for the Company or any of its Subsidiaries, or the Company or any of its Subsidiaries has acquired or purported to acquire ownership of any Intellectual Property or technology from any third party, the Company and its Subsidiaries have obtained a valid and enforceable assignment sufficient to irrevocably transfer all such Intellectual Property (including the right to seek past and future damages with respect thereto) and technology to the Company or any of its Subsidiaries, and where any such Intellectual Property is Company Registered Intellectual Property, to the maximum extent provided for by, and in accordance with, applicable Laws, the Company or its Subsidiaries has recorded each such assignment with the relevant Governmental Entity.

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(v) No person who has licensed or assigned any Intellectual Property to the Company or any of its Subsidiaries has ownership rights or license rights to improvements or modifications made by or for the Company or any of its Subsidiaries in or to such Intellectual Property. No person other than the Company and its Subsidiaries owns or has a contractual right to own any Intellectual Property developed by the Company or any of its Subsidiaries.

(vi) Neither the Company nor any of its Subsidiaries has (A) transferred ownership of, or granted any exclusive license of or exclusive right to use, or authorized the retention of any exclusive rights to use or joint ownership of, any Intellectual Property that is or was Company Intellectual Property, to any other person, or (B) permitted the Company’s or any of its Subsidiaries’ rights in any material Intellectual Property that is Company Intellectual Property to lapse or enter the public domain.

(d) Non-Infringement.

(i) Neither the operation of the Company’s and its Subsidiaries’ business as such business is, or has been conducted, nor as such business is currently contemplated to be conducted (including the design, development, testing, manufacture, use, import, sale, licensing or other exploitation of Company Products or Services), does, has or will infringe or misappropriate any Intellectual Property of any third party or constitute unfair competition or trade practices under the Laws of any jurisdiction. Neither the Company nor any of its Subsidiaries has received notice from any third party alleging any such infringement, misappropriation, unfair competition or trade practices.

(ii) The Company’s and its Subsidiaries’ distribution, collection or other use of any data, information or content (including data, information or content belonging to third parties, and personal data regarding third parties) does not and has not, and the consummation of the Merger and the distribution, collection and use of such data, information, content or works in substantially the same manner by Parent and Final Surviving Entity following the Merger will not (A) infringe or violate the rights of any Person (including any right to privacy or publicity), or (B) violate in any material respect any Law of any country or jurisdiction.

(e) Company Intellectual Property Contracts.

(i) Section 3.14(e)(i) of the Company Disclosure Schedule contains a complete and accurate list of all Contracts to which the Company or any of its Subsidiaries is a party (1) pursuant to which Company has licensed or assigned or is obligated to license or assign any Company Intellectual Property to a third party, or otherwise relating to any Company Intellectual Property (“Out-Licenses”), other than non-exclusive licenses entered into in the ordinary course in connection with the sale of Company Products, or (2) pursuant to which a third party has licensed or assigned any Intellectual Property to the Company (“In-Licenses”, and together with Out-Licenses, the “Company Intellectual Property Contracts”), other than licensed with respect to commercially available software for a total consideration of less than $100,000. The Company’s forms of Employee Proprietary Information Agreement and Consultant Proprietary Information Agreement are included in Section 3.14(e)(i) of the Company Disclosure Schedule.

(ii) All Company Intellectual Property Contracts are in full force and effect.

(iii) Neither the Company nor any of its Subsidiaries is in breach of any of the Company Intellectual Property Contracts, and, to the Knowledge of the Company, no other party to any Company Intellectual Property Contract has failed to perform thereunder, except for any such breach or failure that has not and would not reasonably be expected to be, individually or in the aggregate, material to the a Company and its Subsidiaries, taken as a whole.

(iv) The consummation of the transactions contemplated by this Agreement will neither violate nor result in the breach, modification, cancellation, termination or suspension of any Company

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Intellectual Property Contract, except for any such breach, modification, cancellation, termination or suspension that would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(v) Neither this Agreement nor the consummation of the transactions contemplated by this Agreement, including the assignment to Parent, by operation of law or otherwise, of any Contracts to which the Company or any of its Subsidiaries is a party, will result in (A) Parent or Final Surviving Entity granting to any third party any right in any Intellectual Property, (B) Parent or Final Surviving Entity being bound by, or subject to, any non-compete or other restriction on the operation or scope of their respective businesses, or (C) Parent or Final Surviving Entity being obligated to pay any royalties or other amounts to any third party in excess of those payable by Company or any of its Subsidiaries prior to the Closing.

(vi) Section 3.14(e)(vi) of the Company Disclosure Schedule contains a complete and accurate list of all Contracts whereby the Company or any of its Subsidiaries has agreed to, or assumed, any obligation or duty to indemnify, reimburse, hold harmless, defend, warrant, guaranty or otherwise assume or incur any obligation or liability or provide a right of rescission or termination with respect to the infringement or misappropriation of any Intellectual Property (other than Contracts entered into in the ordinary course of business that do not materially differ in substance from the Company’s or any of its Subsidiaries’ standard forms included in Section 3.26 of the Company Disclosure Schedule).

(f) Standards. Neither the Company nor any of its Subsidiaries has participated in any standards bodies or other organizations that would require Company or any of its Subsidiaries to license or disclose any Company Intellectual Property to any third party or restrict Company’s enforcement of the Company Intellectual Property.

(g) Government Rights. No government funding, facilities of a university, college, other educational institution or research center or funding from third parties (other than funding provided in exchange for Company Capital Stock) was used in the development of any Company Intellectual Property. No current or former employee, consultant or independent contractor of the Company or any of its Subsidiaries, who was involved in, or who contributed to, the creation or development of any Intellectual Property for the Company or any of its Subsidiaries, has performed services for the government, university, college, or other educational institution or research center during a period of time during which such employee, consultant or independent contractor was also performing services for the Company or any of its Subsidiaries.

(h) Third-Party Infringement. To the Knowledge of the Company, (i) no person has infringed or misappropriated, or is infringing or misappropriating, any Company Intellectual Property, and (ii) no person has infringed or misappropriated, or is infringing or misappropriating, any Company Intellectual Property in a manner that would adversely affect the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has brought any claims, suits, arbitrations or other adversarial proceedings before any court, Governmental Entity or arbitral tribunal against any third party with respect to any Company Intellectual Property.

(i) Trade Secret Protection. The Company and each of its Subsidiaries has taken all commercially reasonable steps to protect the rights of the Company in the Company’s confidential information and trade secrets, and any trade secrets or confidential information of third parties provided to the Company under an obligation of confidentiality. Without limiting the foregoing, the Company and each of its Subsidiaries has and enforces a policy requiring each employee and contractor involved in the creation of Intellectual Property for the Company or any of its Subsidiaries to execute the form of Employee Proprietary Information Agreement and/or the form of Consultant Proprietary Information Agreement in the forms set forth on Section 3.14(i) of the Company Disclosure Schedule hereof and all current and former employees and contractors of the Company have executed such or a substantially similar form agreement.

(j) Third Party Software. The Company and each of its Subsidiaries has the right to use, pursuant to valid licenses, all software development tools, library functions, operating systems, databases, compilers

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and all other third-party software and electronic data that are used in the operation of the Company’s and its Subsidiaries’ business or that are required to create, modify, compile, operate or support any software that is Company Intellectual Property or is incorporated into or distributed with any Company Product.

(k) Open Source. For purposes of this Agreement, “Open Source Material” shall mean any software or other Intellectual Property that is distributed or made available as “open source software” or “free software”, or is otherwise publicly distributed or made generally available in source code or equivalent form under terms that permit modification and redistribution of such software or Intellectual Property. Open Source Material includes, without limitation, software that is licensed under the GNU General Public License, GNU Lesser General Public License, Mozilla License, Common Public License, Apache License, BSD License, or a similar license.

(i) Section 3.14(k)(i) of the Company Disclosure Schedule accurately identifies and describes (A) each item of Open Source Material that is or has been contained in, distributed with, or used in the development of each Company Product or from which any part of any Company Product has been derived, or which is or has been distributed or made available to any third party by or for the Company or any of its Subsidiaries, (B) the applicable license terms for each such item of Open Source Material, (C) the Company Product(s) (if any) to which each such item of Open Source Material relates, and (D) whether (and if so, how) each such item of Open Source Material has been modified or distributed by or for the Company.

(ii) Neither the Company nor any of its Subsidiaries has (A) incorporated Open Source Material into, or combined Open Source Material with, any Company Product or Company Intellectual Property, or used Open Source Material to develop or provide any Company Product or Company Intellectual Property, (B) distributed Open Source Material in conjunction with or for use with any Company Product or Company Intellectual Property, or (C) otherwise used Open Source Material, in each case, in a manner that (1) imposes or could impose a requirement or condition that such Company Product or Company Intellectual Property (or any portion thereof) (A) be disclosed or distributed in source code form, (B) be licensed for the purpose of making modifications or derivative works, or (C) be redistributable at no charge, or (2) grants or would require the grant of a license to any Person of any Company Intellectual Property.

(l) Source Code. Other than as disclosed in Section 3.14(l) of the Company Disclosure Schedule, neither the Company, any of its Subsidiaries nor any other person acting on its behalf has disclosed, delivered or licensed to any person, agreed to disclose, deliver or license to any person, or permitted the disclosure or delivery to any escrow agent or other person of, any software source code that is Company Intellectual Property (“Company Source Code”), except for disclosures to employees, contractors or consultants under written nondisclosure agreements. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, result in the disclosure or delivery by the Company or any person acting on its behalf to any person of any Company Source Code. Section 3.14(l) of the Company Disclosure Schedule identifies each Contract pursuant to which the Company or any of its Subsidiaries has deposited, or is or may be required to deposit, with an escrow agent or any other person, any Company Source Code, and describes whether the execution of this Agreement or any of the other transactions contemplated by this Agreement could result in the release from escrow of any Company Source Code.

(m) Privacy and Personal Data.

(i) For purposes of this Agreement, “Personal Data” shall mean a natural person’s name, street address, telephone number, e-mail address, photograph, social security number, driver’s license number, passport number, credit or debit card number or customer or account number, or any other piece of information that allows the identification of a natural person; “Company User Data” shall mean any Personal Data or other data or information collected by or on behalf of the Company from

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users of any Company Product or website of the Company, and “Company Privacy Policy” shall mean any external or internal, past or present privacy policy of the Company, including any policy relating to: (A) the privacy of users of any Company Product or of any website of the Company, (B) the collection, storage, disclosure, and transfer of any Company User Data or Personal Data, or (C) any Employee information.

(ii) Section 3.14(m)(ii) of the Company Disclosure Schedule contains each Company Privacy Policy and identifies, with respect to each Company Privacy Policy, the period of time during which such policy was or has been in effect, whether the terms of a later Company Privacy Policy apply to the data or information collected under such privacy policy; and, if so, the mechanism (e.g., opt-in, opt-out, notice) used to apply the later Company Privacy Policy to such data or information. The Company and each of its Subsidiaries has complied with all applicable Laws and all applicable Company Privacy Policies. Section 3.14(m)(ii) of the Company Disclosure Schedule also identifies and describes each database containing any Personal Data maintained by or for Company or any of its Subsidiaries at any time, the types of Personal Data in each such database, the means by which the Personal Data was collected, and the security policies that have been adopted and maintained with respect to each such database. No breach or violation of any such security policy has occurred and there has been no unauthorized or illegal use of or access to any of the data in any of such databases. None of the execution, delivery, or performance of this Agreement nor the consummation of any of the transactions contemplated by this Agreement, nor Parent’s or the Final Surviving Entity’s possession or use of any Company User Data will result in any violation of any Law or Company Privacy Policy.

3.15 Malware. The Company Products are free of any disabling codes or instructions, timer, copy protection device, clock, counter or other limiting design or routing and any “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “virus,” “harmful code,” or other software routines or hardware components that in each case permit unauthorized access or the unauthorized disablement or unauthorized erasure of any Company Product or any product or system incorporating a Company Product (or parts thereof) or any associated data or other software, or otherwise cause them to be incapable of being used in the full manner contemplated in the applicable documentation.

3.16 Material Contracts.

(a) Section 3.16(a) of the Company Disclosure Schedule sets forth a complete and accurate list of each of the following Contracts to which the Company or any of its Subsidiaries is a party or otherwise bound (any Contract of a nature described below (whether or not set forth on the Company Disclosure Schedule) to which the Company or any of its Subsidiaries is a party or otherwise bound, being referred to herein as a “Material Contract” and, collectively, as the “Material Contracts”):

(i) (A) any Employee Agreement granting any change of control, severance, or termination pay (in cash or equity or otherwise) to any Employee, or (B) any contractor, consulting or sales Contract, or commitment with a vendor, firm or other organization involving, in the case of subclause (B), future payments in excess of $50,000 in the aggregate;

(ii) any Contract or plan, including any stock option plan, stock appreciation rights plan or stock purchase plan, or any plan providing similar equity awards, for which any benefits will be increased, or for which the vesting of benefits will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement (or any events following the Merger, contingent or otherwise), or for which the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement (other than using the estimated per-share consideration amount to be paid in connection with the Merger for purposes of effecting net or “cashless” exercises of the Company Options and Company Warrants);

(iii) any fidelity or surety bond or completion bond;

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(iv) any Lease Agreements or lease of personal property having a value in excess of $25,000 individually;

(v) any Contract of indemnification or guaranty.

(vi) any Contract or commitment relating to capital expenditures involving future payments in excess of $50,000 individually or $100,000 in the aggregate;

(vii) any Contract or commitment relating to the disposition or acquisition of material assets or any interest in any business enterprise outside the ordinary course of the Company’s or its Subsidiaries’ businesses;

(viii) any mortgages, bonds, notes, indentures, guarantees, loans or credit agreements, security agreements or other Contracts or instruments relating to the borrowing of money or extension of credit or other material Company Debt, other than (A) accounts receivables and payables and (B) advances to employees for travel and business expenses, in each case in the ordinary course of business;

(ix) any purchase order or Contract for the purchase of materials involving in excess of $25,000 individually;

(x) any Contracts that contain “most favored nation” or similar pricing provisions pursuant to which a party thereto has the right to reduce pricing terms due to pricing terms offered to other customers;

(xi) any distributor, dealer, sales representative, original equipment manufacturer, value added, remarketer, reseller, independent software vendor, joint marketing, strategic alliance, affiliate or other Contract for distribution of the Company Products or Services;

(xii) any Contract or commitment to alter the Company’s interest in any Subsidiary, corporation, association, joint venture, partnership or business entity in which the Company directly or indirectly holds any interest;

(xiii) any other Contract or commitment that provides for the payment by or to the Company in an amount in excess of $50,000 in the aggregate or more and is not cancelable without penalty within 30 days;

(xiv) any Contract materially limiting the freedom of the Company or any of its Subsidiaries to engage in any line of business or to compete or to develop or to distribute or to sell;

(xv) any Company Intellectual Property Contract; or

(xvi) any Contract granting a Lien.

(b) Each Material Contract to which the Company or any of its Subsidiaries is a party or any of its properties or assets (whether tangible or intangible) (i) is subject is valid and binding on the Company or such Subsidiary, (ii) is, to the Knowledge of the Company, enforceable against each of the parties thereto in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles, and (iii) is in full force and effect (other than those Contracts that by their terms have expired or been terminated since the date hereof) with respect to the Company or such Subsidiary and, to the Knowledge of the Company, any other party thereto. Neither the Company nor any of its Subsidiaries party to any such Material Contract, nor, to the Knowledge of the Company, any other party thereto, is in breach of, or default under, any such Material Contract, and no event has occurred that with notice or lapse of time or both would constitute such a material breach or default thereunder by the Company or any of its Subsidiaries, or, to the knowledge of the Company, any other party thereto, except in each of the foregoing cases for any such breach or default that has not and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. True and complete copies

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of each Material Contract, including all amendments, supplements and other modifications thereto (whether or not disclosed in the Company Disclosure Schedule), have been delivered to Parent.

3.17 Interested Party Transactions. No officer, director, or other stockholder of the Company who is the beneficial owner of five percent (5%) or more of the Company Capital Stock (nor any ancestor, sibling, descendant or spouse of any of such persons, or any trust, partnership or corporation in which any of such persons has or has had an interest), has or has had, directly or indirectly, (a) any interest in any entity which furnished or sold, or furnishes or sells, services, products, technology or Intellectual Property that the Company or any of its Subsidiaries furnishes or sells, or proposes to furnish or sell, or (b) any interest in any entity that purchases from or sells or furnishes to the Company or any of its Subsidiaries any goods or services, or (c) any interest in, or is a party to, any Contract to which the Company or any of its Subsidiaries is a party; provided, however, that ownership of no more than one percent (1%) of the outstanding voting stock of a publicly traded corporation shall not be deemed to be an “interest in any entity” for purposes of this Section 3.17.

3.18 Governmental Authorization. Each material consent, license, permit, grant or other authorization (a) pursuant to which the Company or any of its Subsidiaries currently operates or holds any interest in any of its material properties or (b) which is required for the operation of the Company’s and its Subsidiaries’ business as currently conducted or the holding of any such interest (collectively, “Company Authorizations”) has been issued or granted to the Company or the applicable Subsidiaries, except where the failure to have any such Company Authorization so issued or granted is not and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. The Company and each of its Subsidiaries are in compliance in all material respects with all Company Authorizations. The Company Authorizations are in full force and effect in all material respects and constitute all Company Authorizations required to permit the Company to operate or conduct its business or hold any interest in its properties or assets, except where the failure to have any such Company Authorization is not and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

3.19 Litigation. There is no action, suit, claim or proceeding of any nature pending or, to the Knowledge of the Company, threatened, against the Company, any of its Subsidiaries or any of their respective assets or properties (tangible or intangible) or any of their respective officers or directors. To the Knowledge of the Company, no facts or circumstances exist which would give any Person a reasonable likelihood of success on the merits in any action, suit, claim or proceeding against the Company, any of its Subsidiaries or any of their respective assets or properties (tangible or intangible) or any of their respective officers or directors. There is no investigation, audit or other proceeding pending or, to the Knowledge of the Company, threatened, against the Company, any of its Subsidiaries, any of their respective assets or properties (tangible or intangible) or any of their respective officers or directors by or before any Governmental Entity. To the Knowledge of the Company, no facts or circumstances exist which would give a Governmental Entity a reasonable likelihood of success on the merits in any investigation, audit or other proceeding against the Company, any of its Subsidiaries, any of their respective assets or properties (tangible or intangible) or any of their respective officers or directors by or before any Governmental Entity. No Governmental Entity has at any time challenged or questioned the legal right of the Company or any of its Subsidiaries to conduct their respective operations as presently or previously conducted. There is no action, suit, claim or proceeding of any nature pending or, to the Knowledge of the Company, threatened, against any Person who has a contractual right or a right pursuant to the DGCL to indemnification, contribution or advancement of expenses from the Company or any of its Subsidiaries related to facts and circumstances existing prior to the Effective Time. To the Knowledge of the Company, no facts or circumstances exist which would give any Person a reasonable success on the merits on any contractual right or a right pursuant to the DGCL to indemnification, contribution or advancement of expenses from the Company or any of its Subsidiaries related to facts and circumstances existing prior to the Effective Time. There is no action, suit, claim or proceeding of any nature pending or, to the Knowledge of the Company, threatened, against the Company or any of its Subsidiaries, which challenges or seeks to enjoin any of the transactions contemplated by this Agreement.

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3.20 Environmental Matters.

(a) Condition of Property. Except in compliance with Environmental Laws and in a manner that would not reasonably be expected to subject the Company or any of its Subsidiaries to liability, no Hazardous Materials are present on any Leased Real Property or were present on any other real property at the time it ceased to be owned, operated, occupied, controlled or leased by the Company or any of its Subsidiaries. Except in compliance with Environmental Laws and in a manner that would not reasonably be expected to result in liability to the Company or any of its Subsidiaries, there are no underground storage tanks, asbestos which is friable or likely to become friable or polychlorinated biphenyls present on any Leased Real Property or on any other real property as a consequence of the acts of the Company, any of its Subsidiaries or their respective agents.

(b) Hazardous Materials Activities. The Company has conducted all Hazardous Material Activities in compliance in all material respects with all applicable Environmental Laws. The Hazardous Materials Activities of the Company and its Subsidiaries prior to the Closing have not resulted in the exposure of any person to a Hazardous Material in a manner which has caused or could reasonably be expected to cause an adverse health effect to any such person.

(c) Permits. Neither the Company nor any of its Subsidiaries is required to hold or maintain any Environmental Permits, and neither the Company nor any of its Subsidiaries has been required to hold or maintain any Environmental Permits in the past.

(d) Environmental Litigation. No action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending, or to the Knowledge of the Company, threatened, concerning or relating to any Environmental Permit or any Hazardous Materials Activity of the Company or any of its Subsidiaries or any Leased Real Property.

(e) Environmental Liabilities. Neither the Company nor any of its Subsidiaries is aware of any fact or circumstance, which could result in any environmental liability which would reasonably be expected to result in any material liability to the Company and its Subsidiaries. Neither the Company nor any of its Subsidiaries has entered into any Contract that may require it to guarantee, reimburse, pledge, defend, hold harmless or indemnify any other party with respect to liabilities arising out of Environmental Laws or the Hazardous Materials Activities of the Company or any of its Subsidiaries.

(f) Reports and Records. The Company has made available to Parent all records in the Company’s possession concerning the Hazardous Materials Activities of the Company and its Subsidiaries and all environmental audits and environmental assessments.

3.21 Brokers’ and Finders’ Fees; Third Party Expenses. Except for fees to the Company’s consultant not to exceed $200,000 in the aggregate (which fees, for the avoidance of doubt, shall be deemed Third Party Expenses hereunder) neither the Company nor any of its Subsidiaries has incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions, fees related to investment banking or similar advisory services or any similar charges in connection with the Agreement or any transaction contemplated hereby, nor will Parent or the Final Surviving Entity incur, directly or indirectly, any such liability based on arrangements made by or on behalf of the Company or any of its Subsidiaries.

3.22 Employee Benefit Plans and Compensation.

(a) Schedule. Section 3.22(a)(i) of the Company Disclosure Schedule contains an accurate and complete list of each Company Employee Plan, and each Employee Agreement. Neither the Company nor any ERISA Affiliate has made any plan or commitment to: (i) establish any new Company Employee Plan or Employee Agreement; (ii) modify any Company Employee Plan or Employee Agreement; or (iii) to adopt or enter into, or contribute or agree to contribute to, any Company Employee Plan or Employee

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Agreement. Section 3.22(a)(ii) of the Company Disclosure Schedule sets forth a table which provides next to each current employee’s name as of the date hereof: (1) the full-time or part-time status of such employee; (2) the exempt or non-exempt status of such employee for purposes of state and federal wage and hour Laws; (3) the current salary, wage, actual bonus and/or target bonus opportunity, and/or commission rate, as applicable, for such employee; (4) accrued vacation/paid time off for such employee, (5) the date of hire for such employee, and (6) the location where such employee performs services. To the Knowledge of the Company, no employee listed on Section 3.22(a)(ii) of the Company Disclosure Schedule intends to terminate his or her employment for any reason. Section 3.22(a)(iii) of the Company Disclosure Schedule contains an accurate and complete list of the names of all non-vendor independent contractors and Persons that have an ongoing service, contractor, consulting or advisory relationship with the Company or any of its Subsidiaries, with the start date and compensation terms.

(b) Documents. The Company and each ERISA Affiliate has made available to Parent (i) correct and complete copies of all documents embodying each Company Employee Plan (including each International Employee Plan, if any) and each Employee Agreement including, without limitation, all amendments thereto, all related trust documents, and the most recent summary plan description together with the summary(ies) of material modifications thereto, if any, (ii) the three most recent annual reports (Form Series 5500 and all audit reports, schedules and financial statements attached thereto), if any, required under ERISA or the Code in connection with each Company Employee Plan, (iii) if the Company Employee Plan is funded, the most recent annual and periodic accounting of Company Employee Plan assets, (iv) the most recent summary plan description together with any material modifications thereto, if any, required under ERISA with respect to each Company Employee Plan, (v) all material written Contracts relating to each Company Employee Plan, including administrative service agreements and group insurance contracts, (vi) each affirmative action plan, if applicable, (vii) all communications material to any employee or employees relating to any Company Employee Plan and any proposed Company Employee Plan, in each case, relating to any amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules or other events that would result in any liability to the Company and that are not incorporated into the plan documents, (viii) all material correspondence to or from any Governmental Entity relating to any Company Employee Plan, (ix) samples of all COBRA forms and related notices, (x) all policies pertaining to fiduciary liability insurance covering the fiduciaries for each Company Employee Plan, (xi) all nondiscrimination tests, reports and summaries for each Company Employee Plan for the three most recent plan years, and (xii) all IRS determination, opinion, notification and advisory letters issued with respect to each Company Employee Plan, if applicable.

(c) Employee Plan Compliance. The Company and each ERISA Affiliate has performed in all material respects all obligations required to be performed by them under, are not in default or violation in any material respect of, and the Company has no Knowledge of any default or violation in any material respect by any other party to, any Company Employee Plan, and each Company Employee Plan has been registered, established and maintained in all material respects in accordance with its terms and in compliance in all material respects with all applicable Laws, including, but not limited to, ERISA or the Code. Any Company Employee Plan intended to be qualified under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code (i) has either applied for, prior to the expiration of the requisite period under applicable Treasury Regulations or IRS pronouncements, or obtained a favorable determination, notification, advisory and/or opinion letter, as applicable, as to its qualified status from the IRS or still has a remaining period of time under applicable Treasury Regulations or IRS pronouncements in which to apply for such letter and to make any amendments necessary to obtain a favorable determination, and (ii) incorporates or has been amended to incorporate all required provisions necessary to comply with the Tax Reform Act of 1986 and subsequent legislation. For each Company Employee Plan that is intended to be qualified under Section 401(a) of the Code there has been no event, condition or circumstance that has adversely affected or is likely to adversely affect such qualified status. No “prohibited transaction,” within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt

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under Section 408 of ERISA, has occurred with respect to any Company Employee Plan. Each Company Employee Plan can be amended, terminated, or otherwise discontinued after the Effective Time in accordance with its terms, without liability to Parent, the Company or any ERISA Affiliate (other than ordinary administration expenses). There are no actions, suits or claims pending or, to the Knowledge of the Company, threatened or reasonably anticipated (other than routine claims for benefits) against any Company Employee Plan or against the assets of any Company Employee Plan. There are no audits, inquiries or proceedings pending or, to the Knowledge of the Company or any ERISA Affiliates, threatened by the IRS, DOL, or any other Governmental Entity with respect to any Company Employee Plan. Neither the Company nor any ERISA Affiliate is subject to any penalty or Tax with respect to any Company Employee Plan under Section 502(i) of ERISA or Sections 4975 through 4980 of the Code. The Company has timely made all contributions and other payments required by and due under the terms of each Company Employee Plan.

(d) No Pension or Welfare Plans. Neither the Company nor any ERISA Affiliate has ever maintained, established, sponsored, participated in, or contributed to, any (i) Pension Plan, including but not limited to, a plan which is subject to Part 3 of Subtitle B of Title I of ERISA, Title IV of ERISA or Section 412 of the Code, (ii) “funded welfare plan” within the meaning of Section 419 of the Code, (iii) multiple employer welfare arrangement, as defined under Section 3(40)(A) of ERISA (without regard to Section 514(b)(6)(B) of ERISA), established or maintained for the purpose of offering or providing welfare plan benefits to the employees of two or more employers (including one or more self-employed individuals), or to their beneficiaries, (iv) except as provided in Section 3.22(d) of the Company Disclosure Schedule, self-insured plan that provides benefits to Employees (including any such plan pursuant to which a stop loss policy or contract applies), (v) Multiemployer Plan, or (vi) multiple employer plan or to any plan described in Section 413 of the Code.

(e) International Employee Plan. With respect to each Company Employee Plan and each Employee Agreement that is subject to laws other than those of the United States (a “Non-U.S. Benefit Plan”):

(i) all employer and employee contributions to each Non-U.S. Benefit Plan required by law or by the terms of such Non-U.S. Benefit Plan have been made, or, if applicable, accrued in accordance with normal accounting practices, and a pro rata contribution for the period prior to and including the date of this Agreement has been made or accrued;

(ii) the fair market value of the assets of each funded Non-U.S. Benefit Plan, the liability of each insurer for any Non-U.S. Benefit Plan funded through insurance or the book reserve established for any Non-U.S. Benefit Plan, together with any accrued contributions, is sufficient to procure or provide for the benefits determined on an ongoing basis accrued to the date of this Agreement with respect to all current and former participants under such Non-U.S. Benefit Plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Non-U.S. Benefit Plan, and no transaction shall cause such assets or insurance obligations to be less than such benefit obligations; and

(iii) each Non-U.S. Benefit Plan required to be registered has been registered and has been maintained in all material respects in good standing with applicable regulatory authorities and is approved by any applicable taxation authorities to the extent such approval is available. Each Non-U.S. Benefit Plan is now and always has been operated in material compliance with all applicable Law.

(f) No Post-Employment Obligations. No Company Employee Plan or Employee Agreement provides, or reflects or represents any liability to provide, post-termination or retiree life insurance, health or other employee welfare benefits to any person for any reason, except as may be required by COBRA or other applicable statute, and the Company or any of its ERISA Affiliates has never represented, promised or contracted (whether in oral or written form) to any employee (either individually or to employees as a group) or any other person that such employee(s) or other person would be provided with life insurance, health or other employee welfare benefits, except to the extent required by statute.

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(g) Effect of Transaction. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in connection with any other event, contingent or otherwise) or any termination of employment or service in connection therewith will (i) result in any payment (including severance, golden parachute, bonus or otherwise), becoming due to any Employee, (ii) result in any forgiveness of indebtedness, (iii) materially increase any benefits otherwise payable by the Company or any of its Subsidiaries, (iv) result in the acceleration of the time of payment or vesting of any such benefits, except as required under Section 411(d)(3) of the Code, or (v) result in any increase in or obligations to fund benefits with respect to any Employee.

(h) Employment Matters. The Company and each of its Subsidiaries is in compliance in all material respects with all applicable foreign, federal, state and local Laws respecting employment, employment practices, terms and conditions of employment, worker classification, tax withholding, prohibited discrimination, equal employment, fair employment practices, meal and rest periods, immigration status, employee safety and health and wages and hours (including overtime wages), compensation and hours or work, and in each case, with respect to Employees: (i) have withheld and reported and remitted all amounts required by Law or by agreement to be withheld and reported and remitted with respect to wages, salaries and other payments to Employees, (ii) are not liable for any: arrears of wages, severance pay or any Taxes or any penalty for failure to comply with any of the foregoing, and (iii) are not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any governmental authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for Employees (other than routine payments to be made in the normal course of business and consistent with past practice). There are no actions, suits, claims or administrative matters pending or to the Knowledge of the Company, threatened or reasonably anticipated against the Company or any of its Subsidiaries or any of their respective Employees relating to any Employee, Employee Agreement or Company Employee Plan. There are no pending or to the Knowledge of the Company, threatened or reasonably anticipated claims or actions against the Company, any of its Subsidiaries or any Company trustee under any worker’s compensation policy or long-term disability policy. Neither the Company nor any of its Subsidiaries is party to a conciliation agreement, consent decree or other agreement or order with any federal, state, or local agency or governmental authority with respect to employment practices. Neither the Company nor any of its Subsidiaries has any material liability with respect to any misclassification of: (a) any Person as an independent contractor rather than as an Employee, (b) any employee leased from another employer, or (c) any Employee currently or formerly classified as exempt from overtime wages.

(i) Labor. No strike, labor dispute, slowdown, concerted refusal to work overtime, or work stoppage against the Company or any of its Subsidiaries is pending, or to the Knowledge of the Company, threatened, or reasonably anticipated. The Company has no Knowledge of any activities or proceedings of any labor union to organize any employees. There are no actions, suits, claims, labor disputes or grievances pending or, to the Knowledge of the Company, threatened or reasonably anticipated relating to any labor matters involving any Employee, including charges of unfair labor practices. Neither the Company nor any of its Subsidiaries has engaged in any unfair labor practices within the meaning of the National Labor Relations Act or any similar legislation, whether domestic or foreign. Neither the Company nor any of its Subsidiaries is presently, nor has it been in the past, a party to, or bound by, any collective bargaining agreement or union contract with respect to Employees, and no collective bargaining agreement is being negotiated by the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has taken any action which would constitute a “plant closing” or “mass layoff” within the meaning of the WARN Act or similar state or local law, issued any notification of a plant closing or mass layoff required by the WARN Act or similar state or local law, or incurred any liability or obligation under WARN or any similar state or local Law that remains unsatisfied. No terminations prior to the Closing would trigger any notice or other obligations under the WARN Act or similar state or local Law.

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(j) Insurance. Section 3.22(j) of the Company Disclosure Schedule lists all insurance policies and fidelity bonds covering the assets, business, equipment, properties, operations, employees, officers and directors of the Company or any ERISA Affiliate, including the type of coverage, the carrier, the amount of coverage, the term and the annual premiums of such policies. There is no claim by the Company or any ERISA Affiliate pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed or that the Company or any ERISA Affiliate has a reason to believe will be denied or disputed by the underwriters of such policies or bonds. In addition, there is no pending claim of which its total value (inclusive of defense expenses) will exceed the policy limits. All premiums due and payable under all such policies and bonds have been paid (or if installment payments are due, will be paid if incurred prior to the Closing Date), and the Company and its ERISA Affiliates are otherwise in material compliance with the terms of such policies and bonds (or other policies and bonds providing substantially similar insurance coverage). Such policies and bonds (or other policies and bonds providing substantially similar coverage) have been in effect for the past five years and remain in full force and effect. The Company has no Knowledge or reasonable belief of threatened termination of, or premium increase with respect to, any of such policies. Neither the Company nor any ERISA Affiliate has ever maintained, established, sponsored, participated in or contributed to any self insurance plan.

(k) Health Care Compliance. Neither the Company nor any ERISA Affiliate has, prior to the Effective Time and in any material respect, violated any of the health care continuation requirements of COBRA, the requirements of FMLA, the requirements of HIPAA, the requirements of the Women’s Health and Cancer Rights Act of 1998, the requirements of the Newborns’ and Mothers’ Health Protection Act of 1996, the Medicine Prescription Drug Improvement and Modernization Act of 2003 or any amendment to each such act, or any similar provisions of state law applicable to its Employees.

3.23 Compliance with Laws. The Company and its Subsidiaries are in compliance with, and are not in default under or violation of (and have not received any notice of material non-compliance, default or violation with respect to) any Legal Requirement applicable to the Company or any of its Subsidiaries or by which any of their respective real or personal properties is bound, except for such non-compliance, defaults and violations that would not be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

3.24 Foreign Corrupt Practices Act. Neither the Company nor any of its Subsidiaries (including any of their respective officers, directors, agents, employees or other Person associated with or acting on their behalf) has, directly or indirectly, taken any action which would cause it to be in violation of the Foreign Corrupt Practices Act of 1977, as amended, or any rules or regulations thereunder (the “FCPA”), used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, made any unlawful payment to foreign or domestic government officials or employees or made, any bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment. The Company and each of its Subsidiaries has properly recorded and accounted for any payments for which improper reporting or payments could create a violation under the FCPA or other applicable law.

3.25 Substantial Customers and Suppliers.

(a) Section 3.25(a) of the Company Disclosure Schedule lists the twenty (20) largest customers of the Company on the basis of revenues for the nine (9) month period ending on the date of the Current Balance Sheet.

(b) Section 3.25(b) of the Company Disclosure Schedule lists the five (5) largest suppliers of the Company on the basis of cost of goods or services purchased for the nine (9) nine month period ending on the Current Balance Sheet.

(c) As of the date hereof, no customer or supplier set forth on Section 3.25(a) and 3.25(b) of the Company Disclosure Schedule has (i) ceased or materially reduced its purchases from or sales or provision

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of services to the Company since the beginning of such nine (9) month period, (ii) to the Knowledge of the Company, threatened to cease or materially reduce such purchases or sales or provision of services or (iii) to the Knowledge of the Company, been threatened with bankruptcy or insolvency.

3.26 Warranties; Indemnities. Except for the warranties and indemnities contained in those Contracts set forth in Section 3.26 of the Company Disclosure Schedule (and customer end use Contracts entered into in connection with the sale of Company Products or Services and related support and maintenance Contracts that do not materially differ in substance from the Company’s or any of its Subsidiaries’ standard forms of such Contracts, copies of which are included in Section 3.26 of the Company Disclosure Schedule) and warranties implied by law, neither the Company nor any of its Subsidiaries has given any representations, warranties (including representations or warranties regarding performance, availability, reliability, or security or confidentiality of data transmission or communications) or indemnities relating to products or technology sold or licensed or services rendered by the Company or any of its Subsidiaries.

3.27 Consent Solicitation. The information furnished by the Company about the Company on or in any document mailed, delivered or otherwise furnished or to the be mailed, delivered or otherwise furnished to stockholders by the Company in connection with the solicitation of their consent to this Agreement, the Merger and the transactions contemplated hereby, will not contain, as of the date such document is mailed, delivered or otherwise furnished, any untrue statement of a material fact with respect to the Company and its Subsidiaries and will not omit to state any material fact with respect to the Company and its Subsidiaries necessary in order to make the statements made therein, in light of the circumstances under which made, not misleading.

3.28 Information Supplied. None of the information supplied by the Company for inclusion or incorporation by reference in the Registration Statement will, at the time the Registration Statement or any amendment or supplement thereto becomes effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made, and the information statement included in the Registration Statement, as provided to Company Stockholders in the proxy soliciting materials (excluding any of the information supplied by Parent for inclusion or incorporation by reference therein, as to which no representation or warranty is made) will not, at the time such information statement is mailed to the Company Stockholders and at all times that stockholder consents or votes are being solicited in connection with the First Step Merger, including at any stockholder meeting held to obtain such consents or vote, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading in light of the circumstances under which they are made.

3.29 No Other Company Representation or Warranty

Other than (i) the representations and warranties of the Company set forth in this Agreement or any Related Agreement and (ii) the representations and warranties of the Company set forth in the certificate delivered pursuant to Section 7.2(l), the Company makes no other representation or warranty to Parent and the Merger Subs in connection with the Merger and the transactions contemplated by this Agreement and Parent and the Merger Subs acknowledge and agree that all other representations and warranties of any kind or nature, express or implied (including any representations or warranties relating to the future or historical financial condition, results of operations, assets or liabilities of the Company or the quality, quantity, or condition of the assets of the Company) are specifically disclaimed by the Company. The Company does not make or provide, and each of Parent and the Merger Subs hereby waives any right it may otherwise have with respect to, any representation or warranty, express or implied, as to the quality, merchantability, fitness for a particular purpose, conformity to samples or condition of the Company’s assets.

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ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUBS

Each of Parent and the Merger Subs hereby represents and warrants to the Company, subject to such exceptions as are specifically disclosed in the disclosure schedule (referencing the appropriate section, subsection, paragraph and subparagraph numbers; provided, however, that any such disclosure shall be deemed to be a disclosure against each of the other sections, subsections, paragraphs and subparagraphs of this Article IV to the extent the applicability of such disclosure to such other sections, subsections, paragraphs and subparagraphs is reasonably apparent from the disclosure made without reference to the underlying documents referenced therein) supplied by Parent to the Company (the “Parent Disclosure Schedule”) and dated as of the date hereof, on the date hereof and as of the Effective Time, as though made at the Effective Time, as follows:

4.1 Organization. Parent is a company duly incorporated, validly existing and in good standing under the laws of Delaware, Merger Sub One is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and Merger Sub Two is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware. Parent has the corporate power and authority to own its properties and to carry on its business as currently conducted.

4.2 Authority. Each of Parent and the Merger Subs has all requisite corporate power and authority to enter into this Agreement and any Related Agreements to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution and delivery by each of Parent and the Merger Subs of this Agreement and any Related Agreements to which it is a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Parent and the Merger Subs. The vote required to approve the issuance of Parent Common Stock in the transactions contemplated by this Agreement by Parent Stockholders is set forth in Section 4.2 of the Parent Disclosure Schedule and referred to herein as the “Requisite Parent Stockholder Approval”. At a meeting duly called and held prior to the date hereof, the board of directors of Parent has (a) unanimously resolved that the Merger is advisable and in the best interests of the Parent and its stockholders, (b) unanimously approved this Agreement, the Merger and the transactions contemplated hereby and (c) unanimously recommended that the Parent Stockholders approve the issuance of Parent Common Stock in the transactions contemplated by this Agreement (such approval, the “Parent Voting Proposal” and such recommendation, the “Parent Board Recommendation”). This Agreement and each of the Related Agreements to which Parent and the Merger Subs, as applicable, is a party have been duly executed and delivered by Parent and the Merger Subs, as applicable, and assuming the due authorization, execution and delivery by the other parties hereto and thereto, constitute the valid and binding obligations of Parent and the Merger Subs, as applicable, enforceable against it in accordance with their respective terms.

4.3 No Conflict. The execution and delivery by Parent and the Merger Subs of this Agreement and the Related Agreements to which Parent and the Merger Subs, as applicable, is a party, and the consummation of the transactions contemplated hereby and thereby, will not Conflict with: (a) any provision of the certificate of incorporation, bylaws or other equivalent constituent documents (as applicable) of Parent or the Merger Subs, (b) any Contract to which Parent or the Merger Subs is a party or by which any of their respective properties or assets (whether tangible or intangible) are bound, or (c) any Law applicable to Parent or the Merger Subs or any of their respective properties or assets (whether tangible or intangible), except in the case of clauses (b) and (c) for any such Conflicts that are not material to Parent and its Subsidiaries, taken as a whole, in any respect.

4.4 Consents. No consent, waiver, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity or any third party is required by, or with respect to, Parent or the Merger Subs in connection with the execution and delivery of this Agreement and any Related Agreements to which Parent or the Merger Subs is a party or the consummation of the transactions contemplated hereby and thereby, except for (a) the

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filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (b) the applicable requirements of the HSR Act or under any foreign merger control Laws, if any, (c) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable securities Laws or the rules and regulations of Nasdaq and (d) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings which, if not obtained or made, would not reasonably expected to be, individually or in the aggregate, material to Parent or materially adversely affect the ability of the parties hereto to consummate the Merger within the time frame in which the Merger would otherwise be consummated in the absence of the need for such consent, approval, order, authorization, registration, declaration or filing.

4.5 Brokers’ and Finders’ Fees. Other than Jefferies & Company, Inc., who has given its opinion as to the fairness of the consideration to be paid by Parent in the Merger, neither Parent nor the Merger Subs has incurred, nor will they incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions, fees related to investment banking or similar advisory services or any similar charges in connection with the Agreement or any transaction contemplated hereby, nor will the Company or any Company Securityholder incur, directly or indirectly, any such liability based on arrangements made by or on behalf of Parent or the Merger Subs.

4.6 Available Funds. Parent has, and will make available to the Merger Subs, as appropriate, pursuant to existing cash and cash equivalents and committed credit facilities, all funds necessary to satisfy all of Parent’s and the Merger Subs’ obligations under this Agreement and the transactions contemplated hereby.

4.7 Parent Common Stock. The authorized capital stock of the Parent consists of 150,000,000 shares of Parent Common Stock, of which 84,994,562 shares are issued and outstanding as of December 17, 2009, and 7,500,000 shares of Parent preferred stock, par value $0.001, of which no shares are issued and outstanding as of the date hereof. All outstanding shares of Parent Common Stock are duly authorized, validly issued, fully paid and non-assessable and are not subject to preemptive rights created by statute, the Charter Documents, or any Contract to which the Parent or any of its Subsidiaries is a party or by which it is bound. The shares of Parent Common Stock to be issued to holders of Company Capital Stock pursuant to the Merger have been duly authorized, and upon consummation of the transactions contemplated by this Agreement, will be validly issued, fully paid and non-assessable. The shares of Parent Common Stock will be issued in compliance in all material respects with applicable securities Laws.

4.8 Substantial Customers and Suppliers

(a) Section 4.8(a) of the Parent Disclosure Schedule lists the twenty (20) largest customers of Parent on the basis of revenues for the nine (9) month period ending on September 30, 2009.

(b) Section 4.8(b) of the Parent Disclosure Schedule lists the five (5) largest suppliers of Parent on the basis of cost of goods or services purchased for the nine (9) month period ending on September 30, 2009.

(c) As of the date hereof, no customer or supplier set forth on Section 4.8(a) and 4.8(b) of the Parent Disclosure Schedule has (i) ceased or materially reduced its purchases from or sales or provision of services to Parent since the beginning of such nine (9) month period, (ii) to the knowledge of Parent, threatened to cease or materially reduce such purchases or sales or provision of services or (iii) to the knowledge of Parent, been threatened with bankruptcy or insolvency.

4.9 SEC Reports

(a) Parent has filed or furnished all forms, reports and documents with the SEC that have been required to be filed or furnished by it under applicable Laws since January 1, 2007 (all such forms, reports and documents, the “SEC Reports”). Each SEC Report (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseding filing) complied as of its filing date, in all material respects to the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”) or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as the case

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may be, each as in effect on the date such SEC Report was filed. True and correct copies of all SEC Reports filed prior to the date hereof, whether or not required under applicable Legal Requirements, have been furnished to the Company or are publicly available in the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC. As of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseding filing), each SEC Report did not, and in the case of such SEC Report filed by Parent with the SEC after the date of this Agreement and prior to the Effective Time, will not as of the time they are filed, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. None of the Subsidiaries of Parent is required to file any forms, reports, schedules, statements or other documents with the SEC.

(b) Each of the consolidated financial statements (including, in each case, any related notes and schedules) contained in the SEC Reports, including any SEC Reports filed after the date of this Agreement and prior to the Effective Time, complied or will comply, as of their respective dates, in all material respects with all applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, was or will be prepared in accordance with GAAP (except as may be indicated in the notes thereto) applied on a consistent basis throughout the periods involved and fairly presented in all material respects or will fairly present in all material respects the consolidated financial position of Parent and its Subsidiaries as of the respective dates thereof and the consolidated results of its operations and cash flows for the periods indicated, except that any unaudited interim financial statements are subject to normal and recurring year-end adjustments which have not been and are not expected to be material in amount, individually or in the aggregate.

(c) The chief executive officer and chief financial officer of Parent have made all certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act, and the statements contained in any such certifications are complete and correct, and Parent is otherwise in material compliance with all applicable effective provisions of the Sarbanes-Oxley Act and the applicable listing and corporate governance rules of the Nasdaq.

4.10 Information Supplied. The Registration Statement (excluding any of the information supplied by the Company for inclusion or incorporation by reference therein, as to which no representation or warranty is made) will not, at the time the Registration Statement or any amendment or supplement thereto becomes effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made, and the proxy statement included in the Registration Statement, as provided to stockholders of Parent in the proxy soliciting materials (excluding any of the information supplied by the Company for inclusion or incorporation by reference therein, as to which no representation or warranty is made) will not, at the time the proxy soliciting materials are mailed to the stockholders of Parent and at all times that stockholder consents or votes are being solicited in connection with the First Step Merger, including at any stockholder meeting held to obtain such consents or vote, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading in light of the circumstances under which they are made.

4.11 No Other Parent Representation. Other than (i) the representations and warranties of Parent and the Merger Subs set forth in this Agreement or any Related Agreement, Parent and the Merger Subs make no other representation or warranty to the Company in connection with the Merger and the transactions contemplated by this Agreement and the Company acknowledges and agrees that all other representations and warranties of any kind or nature, express or implied (including any representations or warranties relating to the future or historical financial condition, results of operations, assets or liabilities of Parent and the Merger Subs or the quality, quantity, or condition of the assets of Parent and the Merger Subs) are specifically disclaimed by the Company. Parent and the Merger Subs do not make or provide, and the Company hereby waives any right it may otherwise have with respect to, any representation or warranty, express or implied, as to the quality, merchantability, fitness for a particular purpose, conformity to samples or condition of Parent’s and the Merger Subs’ assets.

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ARTICLE V

CONDUCT PRIOR TO THE EFFECTIVE TIME

5.1 Affirmative Conduct of Business. Except (i) as expressly contemplated or permitted by this Agreement, (ii) as set forth in Section 5.1 of the Company Disclosure Schedule, or (iii) as approved in advance by Parent in writing, at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time, the Company and each of its Subsidiaries shall conduct its business in the usual, regular and ordinary course in substantially the same manner as heretofore conducted, pay the debts, liabilities and obligations and Taxes of the Company when due (subject to Parent’s review and consent to the filing of any Return, as set forth in Section 5.2(e) below), pay or perform other obligations when due, and preserve intact the present business organizations of the Company and each of its Subsidiaries, keep available the services of the present officers and employees of the Company and each of its Subsidiaries and preserve the relationships of the Company and each of its Subsidiaries with customers, suppliers, distributors, licensors, licensees, and others having business dealings with them, all with the goal of preserving unimpaired the goodwill and ongoing business of the Company at the Effective Time.

5.2 Restrictions on Conduct of Company Business. Except (i) as expressly contemplated or permitted by this Agreement, (ii) as set forth in Section 5.2 of the Company Disclosure Schedule, or (iii) with the prior written consent of Parent, which consent shall not be unreasonably withheld, delayed or conditioned, the Company shall not and shall cause each of its Subsidiaries not to:

(a) cause or permit any modifications, amendments or changes to the Charter Documents;

(b) undertake any expenditure, transaction or commitment exceeding $15,000 individually or $30,000 in the aggregate or any commitment or transaction of the type described in Section 3.16(a), other than for the sale of products and services in the ordinary course of business consistent with past practices;

(c) pay, discharge, waive or satisfy, in an amount in excess of $15,000 individually or $30,000 in the aggregate, any claim, liability, right or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business of liabilities reflected or reserved against in the Current Balance Sheet;

(d) adopt or change accounting methods or practices (including any change in depreciation or amortization policies or rates, or revenue recognition policies) other than as required by GAAP or applicable Legal Requirements;

(e) make or change any material election in respect of Taxes, adopt or change any accounting method in respect of Taxes, enter into any closing Contract in respect of Taxes, settle or compromise any material Tax claim or assessment, consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment or file any income, franchise or other material Return or any amended Return unless a copy of such Return has been delivered to Parent for review a reasonable time prior to filing;

(f) revalue any of its assets (whether tangible or intangible), including writing down the value of inventory or writing off notes or accounts receivable, except as required by GAAP or applicable Legal Requirements;

(g) declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any Company Capital Stock or Subsidiary Capital Stock, or split, combine or reclassify any Company Capital Stock or Subsidiary Capital Stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, shares of Company Capital Stock or Subsidiary Capital stock, or directly or indirectly repurchase, redeem or otherwise acquire any shares of Company Capital Stock or Subsidiary Capital Stock (or options, warrants or other rights convertible into, exercisable

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or exchangeable for, Company Common Stock or Subsidiary Capital Stock) except in accordance with the Contracts evidencing Company Options and the conversion of the Company’s Series C Preferred Stock into Company Debt on the terms and conditions applicable thereto;

(h) except as set forth in the Company’s 2010 budget previously provided to Parent, adopt, terminate or amend any Company Employee Plan, enter into, terminate or amend any Employee Agreement, increase, decrease or otherwise change the salary, bonus, wage rates, fringe benefits, or other compensation (including equity based compensation) payable or to become payable to any Employee, or make any declaration, promise, payment or commitment or obligation of any kind for the payment (whether in cash or equity or otherwise) of a severance payment, termination payment, change of control payment, bonus, special remuneration or other additional salary or compensation (including equity based compensation) to any director, officer, or Employee, except payments made pursuant to written Contracts existing on the date hereof and disclosed in Section 5.2(h) of the Company Disclosure Schedule, or increase rights to indemnification for any Employee;

(i) other than entering into non-exclusive licenses and related Contracts with respect to the sale or licensing of the Company Services to end users pursuant to written Contracts in the ordinary course of business consistent with past practices and that do not materially differ in substance from the Company’s standard form(s), (i) sell, lease, license or otherwise dispose of or grant any security interest in any of its properties or assets, including the sale of any accounts receivable of the Company, except for the sale of properties or assets (whether tangible or intangible) which are not Intellectual Property and only in the ordinary course of business and consistent with past practices, or transfer or exclusively license to any Person any rights to any Company Intellectual Property or enter into any Contract or modify or amend any existing Contract with respect to the transfer or exclusive license of any Company Intellectual Property;

(j) make any loan to any Person (except for advances to employees for travel and business expenses in the ordinary course of business consistent with past practices), or forgive any loan to any Person, or purchase debt securities of any Person or amend the terms of any outstanding loan Contract;

(k) incur any Company Debt in an aggregate amount in excess of $250,000 (other than (i) the obligation to reimburse employees for travel and business expenses, (ii) indebtedness incurred in connection with the purchase or sale of goods and services in the ordinary course of business consistent with past practices, or (iii) loans to direct or indirect wholly-owned Subsidiaries of the Company), or amend the terms of any outstanding Material Contract in respect of any Company Debt;

(l) waive or release any material right or claim of the Company or any of its Subsidiaries;

(m) commence or settle any lawsuit, threat of any lawsuit or proceeding or other investigation by or against the Company or any of its Subsidiaries or relating to any of their respective business, properties or assets;

(n) issue, grant, deliver or sell or authorize or propose the issuance, grant, delivery or sale of, or purchase or propose the purchase of, any Company Capital Stock or Subsidiary Capital Stock, or any securities convertible into or exercisable or exchangeable for any Company Capital Stock or Subsidiary Capital Stock, or subscriptions, rights, warrants or options to acquire any Company Capital Stock or Subsidiary Capital Stock, or other Contracts or commitments of any character obligating any of them to issue or purchase any Company Capital Stock or Subsidiary Capital Stock or other convertible securities, except for the issuance of Company Common Stock or Subsidiary Capital Stock pursuant to the exercise of outstanding Company Options and Company Warrants (including any amendments to such Company Options or Company Warrants agreements as are mutually agreed to by Parent and the Company), or the conversion of Company Preferred Stock;

(o) enter into or amend any Contract pursuant to which any other party is granted marketing, distribution, development, delivery, manufacturing or similar rights of any type or scope with respect to any Company Products or Services other than any such Contracts entered into in the ordinary course of business consistent with past practices;

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(p) enter into any Contract to purchase or sell any interest in real property, grant any security interest in any real property, enter into any material lease, sublease, license or other occupancy Contract with respect to any real property or renew, terminate or materially alter, amend or modify any of the terms of any Lease Agreement;

(q) terminate, amend or otherwise modify (or agree to do so), any Material Contract;

(r) acquire or agree to acquire by merging or consolidating with, or by purchasing any assets or equity securities of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets or any equity securities, that are material individually or in the aggregate, to the Company’s or any of its Subsidiaries’ business;

(s) enter into any material strategic alliance, affiliate Contract or joint marketing arrangement or Contract;

(t) waive any stock repurchase rights or right of first refusal, accelerate, amend or change the period of exercisability of Company Options or Company Warrants or reprice Company Options or Company Warrants granted under any employee, consultant, director or other stock plan (including the Company Stock Option Plan), or authorize any cash or equity exchange for any Company Options or Company Warrants granted under any of such plans;

(u) terminate any Critical Person or Key Employee, or encourage or otherwise cause any Critical Person or Key Employee to resign from the Company or any of its Subsidiaries.

(v) send any written communications (including electronic communications) to its Employees regarding this Agreement or the transactions contemplated hereby that would be required to be filed with the SEC under Regulation M-A;

(w) make any representations or issue any communications to Employees that are inconsistent with this Agreement or the transactions contemplated thereby, including any representations regarding offers of employment from Parent;

(x) alter, or enter into any commitment to alter, its interest in any Subsidiary, corporation, association, joint venture, partnership or business entity in which the Company directly or indirectly holds any interest;

(y) cancel or materially amend (other than in connection with the addition of customers and suppliers to such insurance policies from time to time in the ordinary course of business consistent with past practices) any insurance policy of the Company or any of its Subsidiaries;

(z) grant any Lien on any of its material properties or assets; or

(aa) take, commit, or agree in writing or otherwise to take, any of the actions described in Sections 5.2(a) through 5.2(z).

5.3 No Solicitation.

(a) Until the earlier of (i) the Effective Time or (ii) the date of termination of this Agreement pursuant to the provisions of Section 9.1 hereof, the Company shall (and shall cause its Subsidiaries, directors, officers, employees, consultants, stockholders, members, partners, agents, advisors, attorneys, accountants, and representatives (collectively, “Representatives”) of any of the foregoing to) not, directly or indirectly, take any of the following actions with any party other than Parent and its designees: (i) solicit, encourage, seek, entertain, support, assist, initiate or participate in any inquiry, negotiations or discussions, or enter into any Contract, with respect to any Acquisition Proposal; (ii) disclose or furnish any information not customarily disclosed to any person concerning the business, technologies or properties of the Company or any of its Subsidiaries, or afford to any Person access to its properties, technologies, books or records, not

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customarily afforded such access, (iii) assist or cooperate with any Person to make any proposal to purchase all or any part of the Company Capital Stock or assets of the Company or any of its Subsidiaries, or (iv) enter into any Contract with any Person providing for the acquisition of the Company or any of its Subsidiaries (other than inventory in the ordinary course of business), whether by merger, purchase of assets, license, tender offer or otherwise. The Company shall, and shall cause its Subsidiaries and the Representatives of any of the foregoing to, immediately cease and cause to be terminated any such negotiations, discussion or agreements (other than with Parent) that are the subject matter of clause (i), (ii), (iii) or (iv) of this Section 5.3(a). An “Acquisition Proposal” shall mean any offer or proposal to acquire, directly or indirectly, fifteen percent (15%) or more of (i) the properties or technologies of the Company or any of its Subsidiaries, or (ii) any class of equity or other voting securities of the Company or any of its Subsidiaries (whether or not outstanding), in each case, whether by merger, consolidation, purchase of assets, tender offer, license or otherwise, or effect any such transaction. A “Superior Proposal” shall mean any written offer or proposal (which has not been withdrawn) for a transaction or series of transaction providing for the acquisition of all of the Company Capital Stock which the Company Board shall have determined in good faith (after consultation with its financial advisor and its outside legal counsel) is more favorable, from a financial point of view, to the Company’s stockholders (in their capacity as such) than the Merger, in each case taking into consideration, in addition to any other factors determined by the Company Board to be relevant, (i) all financial considerations relevant thereto, (ii) the identity of the Person(s) making such offer or proposal and the parties providing any of the financing for the transaction contemplated thereby, and the prior history of such Person(s) and sources of financing in connection with the consummation or failure to consummate similar transactions, (iii) the anticipated timing, conditions and prospects for completion of the transaction contemplated by such offer or proposal, (iv) the other terms and conditions of such offer or proposal and the implications thereof on the Company, and (v) any proposal made by Parent in connection therewith or response thereto.

(b) Notwithstanding the foregoing terms of Section 5.3(a), at any time prior to obtaining the Requisite Company Stockholder Approval, the Company Board may, directly or indirectly through advisors, agents or other intermediaries, (i) engage or participate in discussions or negotiations with any Person that has made (and not withdrawn) an unsolicited bona fide Acquisition Proposal in writing after the date hereof, and/or (ii) furnish or make available to any Person that has made (and not withdrawn) an unsolicited bona fide Acquisition Proposal in writing after the date hereof, any non-public information relating to the Company or any of its Subsidiaries; provided, however, the Company may take any action contemplated by the foregoing clauses (i) or (ii) if and only if all of the following conditions have been satisfied prior to taking such action (and continue to be satisfied at all times during which any of the foregoing actions are being taken):

(i) the Company Board shall have determined in good faith (after consultation with its financial advisor and its outside legal counsel) that (x) such Acquisition Proposal either constitutes or is reasonably likely to lead to a Superior Proposal and (y) the failure to take such action would reasonably be expected to be a breach of its fiduciary duties to the Company’s stockholders under the DGCL;

(ii) none of the Company or any of its Representatives shall have breached or violated in any material respect the terms of this Section 5.3 in connection with such Acquisition Proposal or in connection with any other Acquisition Proposal made by any Person (or any Affiliate or agent thereof) making such Acquisition Proposal;

(iii) the Company shall have entered into a confidentiality agreement with such Person, the terms of which are no less favorable to the Company than those contained in the Reciprocal Confidentiality Agreement;

(iv) the Company shall have given Parent’s Chief Executive Officer at least forty-eight (48) hours prior written notice of (x) its intent to take the action permitted by this Section 5.3(b) and (y) the identity of the Person(s) making the Acquisition Proposal forming the basis for taking the action permitted by this Section 5.3(b), and (z) all of the material terms and conditions of such Acquisition

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Proposal (and if such Acquisition Proposal is in written form, prior to taking any action with respect to such Person, the Company shall have given Parent a copy of such Acquisition Proposal and all related agreements, commitment letters and other material documents constituting such Acquisition Proposal provided or otherwise furnished by the Person(s) making such Acquisition Proposal in connection therewith); and

(v) prior to or contemporaneously with furnishing any non-public information to such Person, the Company shall have furnished or made available such non-public information to Parent (to the extent such information has not been previously furnished or made available by the Company to Parent).

(c) In addition to the obligations of the Company set forth in this Section 5.3, the Company shall promptly, and in all cases within twenty-four (24) hours of its receipt, advise Parent in writing of the receipt by the Company, any of its Subsidiaries or any of their respective Representatives of (i) any Acquisition Proposal, (ii) any request for information that would reasonably be expected to lead to an Acquisition Proposal, or (iii) any inquiry with respect to, or which would reasonably be expected to lead to, any Acquisition Proposal, the material terms and conditions of such Acquisition Proposal, request or inquiry (and all related agreements, commitment letters and other documents constituting or relating to such Acquisition Proposal or otherwise furnished by the Person(s) making such Acquisition Proposal in connection therewith), and the identity of the Person or group making any such Acquisition Proposal, request or inquiry. At all times from and after the Company’s, any of its Subsidiaries’ or any of their respective Representative’s receipt thereof, the Company shall keep Parent reasonably informed of the status and material terms and conditions (including all amendments or proposed amendments) of any such Acquisition Proposal, request or inquiry.

(d) The parties hereto agree that irreparable damage would occur in the event that the provisions of this Section 5.3 were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed by the parties hereto that Parent shall be entitled to an immediate injunction or injunctions, without the necessity of proving the inadequacy of money damages as a remedy and without the necessity of posting any bond or other security, to prevent breaches of the provisions of this Section 5.3 and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which Parent may be entitled at law or in equity. Without limiting the foregoing, it is understood that any violation of the restrictions set forth above by any officer, director, agent, representative, Affiliate or Subsidiary of the Company shall be deemed to be a breach of this Agreement by the Company.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1 Registration Statement; Company Financials; Proxy Statement/Prospectus/Information Statement/Regulation M-A

(a) As promptly as practicable after the execution and delivery of this Agreement, Parent shall prepare and shall file with the United States Securities and Exchange Commission (the “SEC”), a Registration Statement on Form S-4 in connection with the issuance of shares of Parent Common Stock in the transactions contemplated by this Agreement (as may be amended or supplemented from time to time, the “Registration Statement”). Parent shall provide the Company with a reasonable opportunity to review and comment thereon. The Registration Statement shall include (i) a prospectus for the issuance of shares of Parent Common Stock in the transactions contemplated by this Agreement, (ii) a proxy statement of Parent for use in connection with the solicitation of proxies for the Parent Voting Proposal to be considered at the Parent Stockholder Meeting and (iii) a proxy statement of the Company for use in connection with the solicitation of proxies for the Company Voting Proposal to be considered at the Company Stockholder

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Meeting (as may be amended or supplemented from time to time, the “Proxy Statement/Prospectus”). Each of Parent and the Company shall use its reasonable best efforts to have the Registration Statement declared effective by the SEC under the Securities Act as promptly as practicable after such filing with the SEC. Without limiting the generality of the foregoing, each of the Company and Parent shall, and shall cause its respective representatives to, fully cooperate with the other party hereto and its respective representatives in the preparation of the Registration Statement and the Proxy Statement/Prospectus, and shall furnish the other party hereto with all information concerning it and its Affiliates as the other party hereto may deem reasonably necessary or advisable in connection with the preparation of the Registration Statement and the Proxy Statement/Prospectus, and any amendment or supplement thereto. As promptly as practicable after the Registration Statement is declared effective by the SEC, Parent and the Company shall cause the Proxy Statement/Prospectus to be mailed to their respective stockholders.

(b) From and after the date hereof, the Company shall use its commercially reasonable efforts to (i) deliver to Parent its audited consolidated balance sheets as of December 31, 2009, and the related consolidated statements of income, cash flow and stockholders’ equity for the twelve (12) month periods then ended which shall have been audited by Grant Thornton LLP, the Company’s independent auditors and (ii) deliver to Parent unaudited consolidated balance sheets and the related consolidated statements of income, cash flow and stockholders’ equity for each fiscal quarter beginning after January 1, 2009, which shall have been reviewed by Grant Thornton LLP in accordance with the standards established by the American Institute of Certified Public Accountants under Statement on Accounting Standards No. 100, in the case of clause (ii) only to the extent required by the SEC rules and regulations for the Registration Statement.

(c) The Registration Statement and the Proxy Statement/Prospectus shall comply in all material respects as to form and substance with the requirements of the Securities Act and the Exchange Act. Without limiting the generality of the foregoing, the information supplied or to be supplied by or on behalf of either party hereto for inclusion in any filing pursuant to Rule 165 and Rule 425 under the Securities Act or Rule 14a-12 under the Exchange Act (each, a “Regulation M-A Filing”) shall not, at the time any such Regulation M-A Filing is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Without limiting the generality of the foregoing, prior to the Effective Time (i) the Company and Parent shall notify each other as promptly as practicable upon becoming aware of any event or circumstance which should be described in an amendment of, or supplement to, the Registration Statement, Proxy Statement/Prospectus or any Regulation M-A Filing so that any such document would not include any misstatement of material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, and as promptly as practicable thereafter, an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by applicable Legal Requirements or the SEC, disseminated to the stockholders of the Company and/or Parent. The Company and Parent shall each notify the other as promptly as practicable after the receipt by it of any written or oral comments of the SEC or its staff on, or of any written or oral request by the SEC or its staff for amendments or supplements to, the Registration Statement, the Proxy Statement/Prospectus or any Regulation M-A Filing, and shall promptly supply the other with copies of all correspondence between it or any of its representatives and the SEC or its staff with respect to any of the foregoing filings.

(d) Parent shall make any necessary filings with respect to the Merger under the Securities Act and the Exchange Act and the rules and regulations thereunder. In addition, Parent shall use reasonable best efforts to take all actions required under any applicable federal or state securities or “Blue Sky Laws” in connection with the issuance of shares of Parent Common Stock in the Merger.

(e) Parent shall use commercially reasonable efforts to cause the shares of Parent Common Stock to be issued in connection with the Merger to be approved for listing on Nasdaq, subject to official notice of issuance, as promptly as practicable after the date hereof, and in any event, prior to the Closing Date.

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6.2 Parent Stockholder Meeting.

(a) As promptly as possible after the Registration Statement is declared effective by the SEC, Parent acting through the Parent Board, shall take all actions necessary to approve the issuance of Parent Common Stock in the transactions contemplated by this Agreement in accordance with applicable Legal Requirements, applicable rules of the Nasdaq, Parent’s certificate of incorporation and Parent’s bylaws. As promptly as possible after the Registration Statement is declared effective by the SEC, Parent shall duly call, give notice of, convene and hold as promptly as practicable, and in any event within forty-five (45) days after the declaration of effectiveness of the Registration Statement, a meeting of its stockholders (the “Parent Stockholder Meeting”) for the purpose of considering and voting upon the approval of the Parent Voting Proposal. Subject to Section 6.2(b), Parent shall use its reasonable best efforts to solicit from its stockholders proxies in favor of the Parent Voting Proposal, and to secure the Requisite Parent Stockholder Approval. Parent shall use its reasonable best efforts to ensure that all proxies solicited in connection with the Parent Stockholder Meeting are solicited in compliance with the DGCL, the rules of the Nasdaq, the Parent’s certificate of incorporation and the Parent’s bylaws and all other applicable Legal Requirements. The Proxy Statement/Prospectus shall include the Parent Board Recommendation. The board of directors of Parent shall not withhold, withdraw, amend or modify or publicly propose to withhold, withdraw or modify the Parent Board Recommendation. Notwithstanding anything else to the contrary set forth in this Agreement, Parent shall submit the Parent Voting Proposal to the Parent Stockholders for approval at the Parent Stockholder Meeting.

(b) Notwithstanding anything to the contrary set forth in this Agreement, Parent, after consultation with the Company, may (but shall not be required to) adjourn or postpone the Parent Stockholder Meeting if (and solely to the extent necessary to ensure that) (i) any required supplement or amendment to the Registration Statement is provided to the Parent Stockholders, or (ii) as of the time for which the Parent Stockholder Meeting is originally scheduled (as set forth in the Registration Statement), there are insufficient shares of Parent Common Stock represented (either in person or by proxy) at the Parent Stockholder Meeting to constitute a quorum necessary to conduct the business of the Parent Stockholder Meeting.

6.3 The Company Stockholder Meeting.

(a) As promptly as possible after the Registration Statement is declared effective by the SEC, the Company acting through the Company Board, shall take all actions necessary to secure the Requisite Company Stockholder Approval in accordance with applicable Legal Requirements, the Certificate of Incorporation and the Bylaws. As promptly as possible after the Registration Statement is declared effective by the SEC, the Company shall duly call, give notice of, convene and hold and promptly as practicable, a meeting of its stockholders (the “Company Stockholder Meeting”) for the purpose of considering and voting upon the approval of the Company Voting Proposal. The Company, acting through the Company Board, shall set the record date for determining the Company Stockholders entitled to vote at any meeting of the Company Stockholders after the date hereof (including the Company Stockholder Meeting) at least ten (10) days (or such lesser number of days as the Company and Parent shall mutually agree) after the date on which notice to the Company Stockholders of such meeting is first mailed to the Company Stockholders (or, in the case of the Company Stockholder Meeting, the date on which the Proxy Statement/Prospectus is first mailed to the Company Stockholders). The Proxy Statement/Prospectus shall include the Company Board Recommendation. The Company Board shall not withhold, withdraw, amend or modify or publicly propose to withhold, withdraw or modify the Company Board Recommendation and the Company Board shall not approve, endorse or recommend, or publicly propose to approve, endorse or recommend any Acquisition Proposal. Notwithstanding anything else to the contrary, the Company shall submit the Company Voting Proposal to the Company’s stockholders at the Company Stockholder Meeting, and the Company’s obligations under this Section 6.3(a) shall not be terminated, superseded, limited, modified or otherwise affected by the commencement, disclosure, announcement or submission to the Company of any Acquisition Proposal.

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(b) Subject to Section 6.3(c), the Company shall use its reasonable best efforts to solicit from its stockholders proxies in favor of the Company Voting Proposal, and to secure the Requisite Company Stockholder Approval. The Company shall use its reasonable best efforts to ensure that all proxies solicited in connection with the Company Stockholder Meeting or written consent solicited in connection with Section 6.3(a) are solicited in compliance with the DGCL, the Certificate of Incorporation and the Bylaws and all other applicable Legal Requirements.

(c) Notwithstanding anything to the contrary set forth in this Agreement, the Company, after consultation with Parent, may (but shall not be required to) adjourn or postpone the Company Stockholder Meeting if (and solely to the extent necessary to ensure that) (i) any required supplement or amendment to the Registration Statement is provided to the Company Stockholders, or (ii) as of the time for which the Company Stockholder Meeting is originally scheduled (as set forth in the Registration Statement), there are insufficient shares of the Company Common Stock represented (either in person or by proxy) at the Company Stockholder Meeting to constitute a quorum necessary to conduct the business of the Company Stockholder Meeting.

6.4 Access to Information. Each of Parent and the Company shall provide to the other party and its Representatives reasonable access, during normal business hours to (a) all of the properties, books, Contracts, commitments and records of such party and each of its Subsidiaries, including all Company Intellectual Property or Parent Intellectual Party, as applicable, as such other party may reasonably request, (b) all other information concerning the business, properties and personnel (subject to restrictions imposed by applicable Law) of such party and each of its Subsidiaries as such other party may reasonably request, and (c) all employees as identified by such other party. Each of Parent and the Company shall provide to the other party and its accountants, counsel and other representatives copies of internal financial statements (including Tax Returns and supporting documentation) promptly upon request, provided, however, that no information discovered through the access afforded by this Section 6.4 shall be deemed to amend or supplement the Company Disclosure Schedule or the Parent Disclosure Schedule or prevent or cure any misrepresentations, breach of warranty or breach of covenant.

6.5 Notification of Certain Matters. Each of the Company and Parent shall give prompt notice to the other party of: (a) the occurrence or non-occurrence of any event, the occurrence or non-occurrence of which is reasonably likely to cause any representation or warranty of the such party contained in this Agreement to be untrue or inaccurate at or prior to the Effective Time, and (b) any failure of such party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder , provided however, that the delivery of any notice pursuant to this Section 6.5 shall not be deemed to amend or supplement the Company Disclosure Schedule or the Parent Disclosure Schedule or prevent or cure any misrepresentations, breach of warranty or breach of covenant.

6.6 Confidentiality. Each of the parties hereto hereby agrees that the information obtained in any investigation pursuant to Section 6.4 or pursuant to any notice provided under Section 6.5, or pursuant to the negotiation and execution of this Agreement or the effectuation of the transactions contemplated hereby, shall be governed by the terms of the Reciprocal Confidentiality Agreement. Notwithstanding anything to the contrary set forth herein, neither Parent nor the Company nor any of their respective Subsidiaries shall be required to provide access to, or to disclose information, where such access or disclosure would jeopardize the attorney-client privilege of such party or its Subsidiaries or contravene any Legal Requirement, fiduciary duty or Contract entered into prior to the date of this Agreement. The parties shall use their reasonable best efforts to make appropriate substitute arrangements to permit reasonable disclosure under circumstances in which the restrictions of the preceding sentence apply.

6.7 Public Disclosure. Each of Parent and the Company shall consult with the other party hereto before issuing any press release or making any public announcement or statement with respect to this Agreement or the transactions contemplated hereby, and shall not issue any such press release or make any such public announcement or statement without the prior written consent of the other party hereto, which consent shall not be

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unreasonably withheld, delayed or conditioned; provided, however, that Parent may, without the prior consent of the Company, issue any such press release or make any such public announcement or statement as may be required by Legal Requirement or the rules and regulations of the Nasdaq.

6.8 Commercially Reasonable Efforts to Complete. (a) Upon the terms and subject to the conditions set forth in this Agreement, the parties hereto shall use their respective commercially reasonable efforts to take promptly, or cause to be taken promptly, all actions, and to do promptly, or cause to be done promptly, all things necessary, proper or advisable under applicable Laws and regulations to consummate and make effective the transactions contemplated hereby, to satisfy all of the conditions to the obligations of the other parties hereto to effect the Merger, to obtain all necessary waivers, consents, approvals and other documents required to be delivered hereunder and to effect all necessary registrations and filings and to remove any injunctions or other impediments or delays, legal or otherwise, in order to consummate and make effective the transactions contemplated by this Agreement for the purpose of securing to the parties hereto the benefits contemplated by this Agreement; provided, however, that Parent shall not be required to agree to (i) any license, sale or other disposition or holding separate (through establishment of a trust or otherwise) of any shares of capital stock or of any material business, material assets or material properties of Parent, its Subsidiaries or Affiliates or of the Company or of the Final Surviving Entity, (ii) the imposition of any material limitation on the ability of Parent, its Subsidiaries or Affiliates, the Company or the Final Surviving Entity to conduct their respective businesses or own any capital stock or assets or to acquire, hold or exercise full rights of ownership of their respective businesses and, in the case of Parent, the businesses of the Company or the Final Surviving Entity, or (iii) the imposition of any material impediment on Parent, its Subsidiaries or Affiliates or the Company or the Final Surviving Entity under any statute, rule, regulation, executive order, decree, order or other legal restraint governing competition, monopolies or restrictive trade practices (any such action described in (i), (ii) or (iii), an “Action of Divestiture”). Nothing herein shall require any party to litigate any administrative or judicial action or proceeding that may be brought in connection with the transactions contemplated by this Agreement

(b) To the extent applicable, as soon as may be reasonably practicable, the Company and Parent shall make all filings, notices, petitions, statements, registrations and submissions of information, application or submission of other documents required by any Governmental Entity in connection with the Merger and the transactions contemplated hereby, including: (i) Notification and Report Forms with the Federal Trade Commission (“FTC”) and the U.S. Department of Justice (“DOJ”) as required by the HSR Act and (ii) any filings required by the merger notification or control laws or regulations of any other applicable jurisdictions. Each of Parent and the Company shall cause all documents that it is responsible for filing with any Governmental Entity under this Section 6.8(b) to comply in all material respects with applicable law.

(c) The Company and Parent each shall promptly (i) supply the others with any information which reasonably may be required in order to effectuate the filings contemplated by Section 6.8(b) and (ii) supply any additional information which reasonably may be required by the competition or merger control authorities of any other jurisdiction and which the parties may reasonably deem appropriate. Except where prohibited by applicable Legal Requirements, the parties shall consult with each other prior to taking a position with respect to any such filings, shall permit the other to review and discuss in advance, and consider in good faith the views of the other in connection with, any analyses, appearances, presentations, memoranda, briefs, white papers, other materials, arguments, opinions and proposals before making or submitting any of the foregoing to any Governmental Entity in connection with any investigations or proceedings in connection with this Agreement or the transactions contemplated hereby, coordinate with the other party in preparing and providing such information and promptly provide the other party (and its counsel) copies of all filings, presentations and submissions (and a summary of oral presentations) made by such party with any Governmental Entity in connection with this Agreement and the transactions contemplated hereby.

(d) Each of Parent and the Company shall notify the other promptly upon the receipt of (i) any comments from any officials of any Governmental Entity in connection with any filings made pursuant

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hereto and (ii) any request by any officials of any Governmental Entity for amendments or supplements to any filings made pursuant to, or information provided to comply in all materials respect with, applicable law. Whenever any event occurs that is required to be set forth in an amendment or supplement to any filing made pursuant to Section 6.8(b), Parent or the Company, as the case may be, will promptly inform the other of such occurrence and cooperate in filing with the applicable Governmental Entity such amendment or supplement.

6.9 Contract Consents, Amendments and Terminations.

(a) The parties shall (i) use commercially reasonable efforts to obtain all necessary consents, waivers and approvals of any parties to any Material Contract as are required thereunder in connection with the Merger or for any such Material Contracts to remain in full force and effect, all of which are required to be listed in Section 3.5 of the Company Disclosure Schedule, (ii) obtain all necessary consents, waivers and approvals of any parties to any Contracts listed on Schedule 7.2(g)(i) as are required thereunder in connection with the Merger or for any such Contracts to remain in full force and effect, so as to preserve all rights of, and benefits to, the Company or any of its Subsidiaries under such Contracts from and after the Effective Time and (iii) provide all notices required under any Contract in connection with the Merger, all of which such Contracts are listed on Schedule 7.2(g)(v). Such consents, modifications, waivers, notices and approvals shall be in a form reasonably acceptable to Parent. In the event that the other parties to any such Contract, including a lessor or licensor of any Leased Real Property, conditions its grant of a consent, modification, waiver or approval (including by threatening to exercise a “recapture” or other termination right) upon, or otherwise requires in response to a notice or consent request regarding the Merger, the payment of a consent fee, “profit sharing” payment or other consideration, including increased rent payments or other payments under the Contract or the provision of additional security (including a guaranty), the Company shall be responsible for making all such payments (collectively, the “Consent Fees”).

(b) The Company shall use commercially reasonable efforts to modify each of the Contracts listed on Schedule 7.2(g)(ii) hereto in the manner set forth on Schedule 7.2(g)(ii) hereto effective as of and contingent upon the Closing, so that the required modifications are in effect immediately following the Effective Time. Such modifications shall be in a form reasonably acceptable to Parent. In the event that the other parties to any such Contract, including a lessor or licensor of any Leased Real Property, conditions its grant of a modification (including by threatening to exercise a “recapture” or other termination right) upon, or otherwise requires in response to a notice or consent request regarding the Merger, the payment of a consent fee, “profit sharing” payment or other consideration, including increased rent payments or other payments under the Contract or the provision of additional security (including a guaranty), the Company shall be responsible for making all such payments (the “Modification Fees”).

(c) The Company shall use commercially reasonable efforts to terminate each of the Contracts listed on Schedule 7.2(g)(iii) hereto (the “Terminated Agreements”), effective as of and contingent upon the Closing, including sending all required notices, such that each such Contract shall be of no further force or effect immediately following the Effective Time. Upon the Closing, the Company shall have paid all amounts owed under the Terminated Agreements (as a result of the termination of the Terminated Agreements or otherwise), and the Final Surviving Entity will not incur any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise) under any Terminated Agreement following the Closing Date. The Company shall be responsible for making any payments required to terminate the Terminated Agreements (the “Termination Fees”). The Company shall indemnify, defend, protect and hold harmless Parent from all Losses arising from the same and shall reflect such payment or other consideration incurred by the Company as of the Closing Date or anticipated to be incurred or payable after the Closing on the Statement of Expenses. In the event the Merger does not close for any reason, Parent shall not have any liability to the Company, the Company Stockholders, Principal Stockholders or any other Person for any costs, claims, liabilities or damages resulting from the Company seeking to obtain such consents, modifications, waivers and approvals.

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(d) The Company shall send each of the notices set forth in Schedule 7.2(g)(iv) hereto (the “Cancellation Notices”) promptly following the date hereof. The Company shall be responsible for making any payments required in connection with the Cancellation Notices (the “Cancellation Fees,” and, collectively with the Consent Fees, the Modification Fees and the Termination Fees, the “Change of Control Fees”).

6.10 Pre-Closing Employee Matters.

(a) The Company shall use commercially reasonable efforts to cause each current employee of the Company or any of its Subsidiaries and each former employee of the Company or any of its Subsidiaries who is listed on Schedule 6.10(a) to have entered into and executed, and each person who becomes an employee of the Company or its Subsidiaries after the date hereof and prior to the Closing shall be required by the Company or its Subsidiaries to enter into and execute, an employee proprietary information agreement with the Company or its Subsidiaries enforceable and effective as of such employee’s first date of employment or service. The Company and its Subsidiaries shall use commercially reasonable efforts to cause each current consultant or contractor of the Company or any of its Subsidiaries, and each former consultant or contractor of the Company or its Subsidiaries who is listed on Schedule 6.10(a), to have entered into and executed, and each Person who becomes a consultant or contractor of the Company or its Subsidiaries after the date hereof and prior to the Closing shall be required by the Company or its Subsidiaries to enter into and execute, a consultant proprietary information agreement with the Company or its Subsidiaries enforceable and effective as of such consultant or contractor’s first date of service.

(b) The Company shall, prior to the Closing, cause each officer and director of the Company, other than any such officer or director identified in writing by Parent to the Company prior to the Closing, to execute a resignation and release letter in the form attached hereto as Exhibit F (the “Director and Officer Resignation and Release Letter”), effective as of the Effective Time.

6.11 Post-Closing Employee Matters.

(a) Parent or its Affiliates shall offer each employee of the Company and its Subsidiaries, including the Key Employees, employment by Parent, its Affiliates, and/or the Final Surviving Entity as a Continuing Employee, to be effective as of the Closing Date. Except as may be required by Legal Requirements, for a period of one (1) year following the Effective Time, Parent shall, or shall cause the Final Surviving Entity to, provide each Continuing Employee base and salary compensation (excluding, for the avoidance of doubt, any equity based compensation) that is no less than the compensation provided to the Continuing Employee immediately prior to the Effective Time.

(b) Following the Effective Time, Parent, in its sole discretion, will either (a) continue (or cause the Final Surviving Entity to continue) to maintain the Company Employee Plans on the same terms as in effect immediately prior to the Effective Time, or (b) arrange for each participant (including, without limitation, all dependents) in the Company Employee Plans to participate in a substantially similar plans or arrangements, as determined on a plan-by-plan or arrangement-for-arrangement basis, of Parent or its applicable subsidiary (“Parent Plans”), or (c) a combination of clauses (a) and (b) so that each Company Participant shall have benefits that are substantially similar in the aggregate to benefits provided to similarly situated employees of Parent under Parent Plans and in each case at least equivalent to the benefits provided to each the Company Participant under the Company Employee Plans prior to the Effective Time.

(c) As promptly as practicable following the Effective Time, Parent shall allocate and grant in its sole discretion after consultation with John Vincent options to acquire 1,000,000 shares of Parent Common Stock (the “Continuing Employee Options”) among the Continuing Employees and (ii) notify each Continuing Employee of their respective allocation. The Continuing Employee Options shall (i) be issued pursuant to the Parent Stock Option Plan and (ii) vest twenty-five percent (25%) on the first anniversary of

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their issuance date and monthly over a three-year term thereafter; provided, however that in the event a Continuing Employee does not remain an employee or service provider of Parent or its Affiliates on each vesting date, any unissued or unvested Continuing Employee Options allocated to such continuing Employee shall be forfeited without consideration.

(d) As promptly as practicable following the Effective Time, Parent shall (i) establish and maintain an employee retention plan for the Continuing Employees, (ii) issue 1,000,000 Restricted Stock Units of Parent (the “Continuing Employee Restricted Stock Units”) under the Parent Stock Option Plan to the Continuing Employees, (iii) allocate the Continuing Employee Restricted Stock Units among the Continuing Employees as determined in Parent’s sole discretion after consultation with John Vincent and (iv) notify each Continuing Employee of their respective allocation. Each Continuing Employee Restricted Stock Unit issued hereunder shall be subject to forfeiture without consideration as set forth in Section 6.11(e).

(e) The “Earned Employee Restricted Stock Units” shall equal the product of (x) the total number of Continuing Employee Restricted Stock Units multiplied by (y) a fraction, the numerator of which shall equal (A) the consolidated revenue of the Final Surviving Entity during the Performance Period calculated in accordance with GAAP using the same accounting methods, standards, policies, practices and estimation methodologies used to prepare Parent’s Annual Report on Form 10-K for the year ended December 31, 2010 (the “RSU Revenue”), provided, however that, in the event, the RSU Revenue exceeds $60,000,000, it shall be deemed to be $60,000,000 for all purposes of and under this Agreement minus (B) the Revenue Target, and the denominator shall equal (A) $60,000,000 minus (B) the Revenue Target. Notwithstanding the foregoing sentence, the Earned Employee Restricted Stock Units shall equal zero if the gross margin on the Performance Period EBITDA does not equal or exceed twenty-five percent (25%). As promptly as practicable following the Performance Period and calculation of the RSU Revenue, an aggregate number of Continuing Employee Restricted Stock Units equal to the number of Continuing Employee Restricted Stock Units minus the number of Earned Employee Restricted Stock Units shall be forfeited without consideration by the Continuing Employees and each Continuing Employee shall be deemed to have forfeited a proportional portion of such Continuing Employee’s allocation of Continuing Employee Restricted Stock Units. Following the Performance Period, the Continuing Employee Restricted Stock Units held (and not forfeited pursuant to the previous sentence) by each Continuing Employee shall vest quarterly over a four-year period with vesting dates on March 1st, June 1st, September 1st and December 1 st of each calendar year beginning on June 1, 2011.

(f) No provision of this Agreement is intended, or will be interpreted, to provide to nor create for any third-party beneficiary rights or any other rights of any kind in any stockholder, Employee or partner of any party hereto or any other Person including, but not limited to, any rights of employment for any specified period and/or any employee benefits, in favor of any Person, union, association, Continuing Employee, Key Employee, Employee, other employee or former employee, contractor or other entity, other than the parties hereto and their respective successors and permitted assigns, and all provisions hereof will be personal solely among the parties to this Agreement.

6.12 Termination of Certain Benefit Plans. The Company and Parent shall discuss prior to the Closing Date whether to terminate any of the Company’s group severance, separation or salary continuation plans, programs or arrangements or any Company Employee Plans intended to include a Code Section 401(k) arrangement (each, a “401(k) Plan”). If the Company and Parent mutually agree that any such plans should be terminated, then the Company shall use commercially reasonable efforts to terminate such plans in accordance with such mutual agreement. (unless Parent provides written notice to the Company that such 401(k) plans shall not be terminated). The form and substance of any Company Board resolutions terminating any such plans shall be subject to review and approval of Parent. The Company also shall use commercially reasonable efforts to take such other actions in furtherance of terminating any such Company Employee Plans as Parent may reasonably require.

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6.13 Section 280G. The Company shall promptly submit to the stockholders of the Company for approval (in a manner satisfactory to Parent), by such number of stockholders of the Company as is required by the terms of Section 280G(b)(5)(B) of the Code, any payments and/or benefits that may separately or in the aggregate, constitute “parachute payments” pursuant to Section 280G of the Code (“Section 280G Payments”) (which determination shall be made by the Company and shall be subject to review and approval by Parent), such that such payments and benefits shall not be deemed to be Section 280G Payments, and prior to the Effective Time the Company shall deliver to Parent evidence satisfactory to Parent that (A) a vote of the stockholders of the Company was solicited in conformance with Section 280G and the regulations promulgated thereunder and the requisite stockholder approval was obtained with respect to any payments and/or benefits that were subject to the shareholder vote (the “280G Stockholder Approval”), or (B) that the 280G Stockholder Approval was not obtained and as a consequence, that such payments and/or benefits shall not be made or provided to the extent they would cause any amounts to constitute Section 280G Payments, pursuant to the waivers of those payments and/or benefits, which were executed by the affected individuals prior to the stockholder vote.

6.14 Expenses and Fees. Whether or not the Merger is consummated, all fees and expenses incurred in connection with the Merger, including all legal, accounting, financial advisory, consulting and all other fees and expenses of third parties incurred by a party in connection with the negotiation and effectuation of the terms and conditions of this Agreement and the transactions contemplated hereby (“Third Party Expenses”), and all Change of Control Payments, shall be the obligation of the respective party incurring such fees and expenses. Notwithstanding the foregoing, Parent shall pay the filing fees for the Notification and Report Forms filed with the FTC and DOJ as required by the HSR Act and any filing required by the merger notification or control laws or regulations of any other applicable jurisdiction; provided, however, that no other Third Party Expenses of the Company shall be the obligation of Parent. The Company shall provide Parent, prior to the Closing Date, with a statement showing, in reasonable detail, all of the following: (a) the amount of Third Party Expenses, Change of Control Payments and Change of Control Fees incurred by the Company or any of its Subsidiaries as of the Closing Date; (b) the portions of the amounts described in the foregoing clause (a) that have been paid by the Company or any of its Subsidiaries prior to the Closing Date; and (c) the amount of Third Party Expenses, Change of Control Payments and Change of Control Fees anticipated to be incurred by the Company or any of its Subsidiaries after the Closing Date, as estimated by the Company in good faith based on reasonable assumptions as of the Closing Date (the “Statement of Expenses”), and the Statement of Expenses shall be certified by the Company’s Chief Financial Officer as true and correct as of the Closing Date. The Company and its Subsidiaries shall pay on or prior to the Closing Date all of its Third Party Expenses, Change of Control Payments and Change of Control Fees incurred on or prior to the Closing Date. Any of the Third Party Expenses, Change of Control Payments or Change of Control Fees of the Company or any of its Subsidiaries that are not paid on or prior to the Effective Time and any fees and expenses identified in the Statement of Expenses (all such fees and expenses, the “Excess Fees”) shall be included in the definition of Base Aggregate Cash Consideration.

6.15 Spreadsheet. The Company shall deliver to Parent a spreadsheet (the “Spreadsheet”) at least three (3) Business Days prior to the anticipated Closing Date substantially in the form attached hereto as Schedule 6.15, which spreadsheet shall be certified as on behalf of the Company complete and correct by the Chief Executive Officer and Chief Financial Officer of the Company as of the Closing Date and which shall include, among other things, as of the Closing, all Company Securityholders and their respective addresses, indicating whether such holder is a Continuing Employee, the number and type of shares of Company Capital Stock held by such Company Stockholder, the respective certificate numbers, the liquidation preference applicable to each share of Company Preferred Stock, the date of acquisition of such shares, the aggregate per share amount of Merger Consideration payable to each Company Stockholder, the Pro Rata Portion applicable to each Company Stockholder, and such other information relevant thereto or which Parent may reasonably request.

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6.16 Release of Liens. The Company shall file, or shall have filed, all Contracts, instruments, certificates and other documents, in form and substance reasonably satisfactory to Parent, that are necessary or appropriate to effect the release of all Liens set forth in Schedule 6.16.

6.17 FIRPTA Compliance. On the Closing Date, the Company shall deliver to Parent a properly executed statement in a form reasonably acceptable to Parent certifying the interests in the Company are not U.S. real property interests for purposes of satisfying Parent’s obligations under Treasury Regulations Section 1.1445-2(c)(3) together with written authorization for Parent to deliver such notice to the IRS on behalf of the Company after the Closing.

6.18 Nasdaq Listing. Prior to the Closing, Parent shall file a Notification of Listing of Additional Shares (or such other form as may be required by Nasdaq) with Nasdaq with respect to the shares of Parent Common Stock to be issued in the Merger and those required to be reserved for issuance in connection with the Merger and shall use commercially reasonable efforts to cause such shares to be approved for listing before the Closing Date.

6.19 Further Assurances. Each party hereto, at the request of another party hereto, shall execute and deliver such other instruments and do and perform such other acts and things as may be necessary or desirable for effecting completely the consummation of the Merger and the transactions contemplated hereby.

6.20 Tax Matters.

(a) None of Parent, Merger Sub One, Merger Sub Two or the Company shall, and they shall not permit any of their respective Subsidiaries to take any action prior to or following the Effective Time if such action would reasonably be expected to cause the Merger to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code.

(b) Each of Parent and the Company shall use its reasonable best efforts to obtain the Tax opinions described in Section 7.1(h) (collectively, the “Tax Opinions”). Officers of Parent, Merger Sub One, Merger Sub Two and the Company shall execute and deliver to Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel to Parent, and Kilpatrick Stockton LLP, counsel to the Company, certificates containing customary representations at such time or times as may be reasonably requested by such law firms, including the effective date of the Registration Statement and the Effective Time, in connection with their respective deliveries of opinions with respect to the Tax treatment of the Merger.

6.21 Subsidiaries. Prior to the Closing, the Company shall cause (i) the Company to own one hundred percent (100%) of the outstanding equity interests of each of its Subsidiaries and (ii) no other Person to have any subscription, warrant, option, convertible security or other right (contingent or otherwise) to purchase or acquire any shares of the capital stock of any Subsidiary of the Company.

6.22 Loans. On the Closing Date, no loans made by the Company or any of its Subsidiaries to any Employee and any Company Securityholder shall be outstanding and any credit agreements, security agreements or other Contracts or instruments relating to the borrowing of money or extension of credit or other Company Debt between the Company or any of its Subsidiaries and any Employee and any Company Securityholders shall be terminated.

6.23 Directors’ and Officers’ Indemnification and Insurance.

(a) After the Effective Time, Parent shall, and shall cause the Final Surviving Entity to, indemnify and hold harmless the individuals who on or prior to the Effective Time were officers, directors or employees of the Company or its Subsidiaries or were serving at the request of the Company as an officer, director or employee of any other corporation, partnership or joint venture, trust, employee benefit plan or other

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enterprise with respect to all acts or omission by them in their capacities as such or taken at the request of the Company or any of its Subsidiaries at any time prior to the Effective Time to the extent currently provided in the Charter Documents (including with respect to advancement of expenses).

(b) Parent shall, and shall cause the Final Surviving Entity to, honor and fulfill in all respects the obligations of the Company and its Subsidiaries under any and all indemnification agreements set forth in the Company Disclosure Schedule and currently in effect between the Company or any of its Subsidiaries and any of its current or former directors and officers (the “Company Indemnified Parties”).

(c) For a period of six (6) years following the Effective Time, Parent and the Final Surviving Entity shall cause to be maintained in effect the existing policy of the Company’s directors’ and officers’ liability insurance (the “D&O Policy”) covering claims arising from facts or events that occurred at or prior to the Effective Time (including for acts or omissions occurring in connection with this Agreement and the consummation of the transactions contemplated hereby to the extent that such acts or omissions are covered by the D&O Policy) and covering each Company Indemnified Party who is covered as of the Effective Time by the D&O Policy on terms with respect to coverage and amounts that are no less favorable in the aggregate than those terms in effect on the date hereof; provided, however, that in no event shall Parent or the Final Surviving Entity be required to expend an amount in excess of two hundred percent (200%) of the current annual premium for such insurance for the entire six (6) year period (such amount, the “Maximum Aggregate Premium”); and provided further, however, that if the aggregate premium of such insurance coverage exceeds such amount, Parent and the Final Surviving Entity shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding the Maximum Aggregate Premium. Prior to the Effective Time, notwithstanding anything to the contrary in this Agreement, the Company shall purchase a six-year “tail” prepaid policy on the D&O Policy on terms and conditions no less advantageous than the D&O Policy. Parent and the Final Surviving Entity shall maintain such “tail” policy in full force and effect and continue to honor their respective obligations thereunder, in lieu of all other obligations of Parent and the Final Surviving Entity under the first sentence of this Section 6.23(c) for so long as such “tail” policy shall be maintained in full force and effect.

(d) The obligations under this Section 6.23 shall not be terminated, amended or otherwise modified in such a manner as to adversely affect any Company Indemnified Party (or any other person who is a beneficiary under the D&O Policy or the “tail” policy referred to in Section 6.23(c) (and their heirs and representatives)) without the prior written consent of such affected Company Indemnified Party or other person who is a beneficiary under the D&O Policy or the “tail” policy referred to in Section 6.23(c) (and their heirs and representatives). Each of the Company Indemnified Parties or other persons who are beneficiaries under the D&O Policy or the “tail” policy referred to in Section 6.23(c) (and their heirs and representatives) are intended to be third party beneficiaries of this Section 6.23, with full rights of enforcement as if a party thereto. The rights of the Company Indemnified Parties (and other persons who are beneficiaries under the D&O Policy or the “tail” policy referred to in Section 6.23(c) (and their heirs and representatives)) under this Section 6.23 shall be in addition to, and not in substitution for, any other rights that such persons may have under the certificate or articles of incorporation, bylaws or other equivalent organizational documents, any and all indemnification agreements of or entered into by the Company or any of its Subsidiaries, or applicable Legal Requirement (whether at law or in equity).

(e) In the event that Parent, the Final Surviving Entity or any of their Subsidiaries (or any of their respective successors or assigns) shall consolidate or merge with any other person and shall not be the continuing or surviving corporation or entity in such consolidation or merger, or transfers at least fifty percent (50%) of its properties and assets to any other person, then in each case proper provision shall be made so that the continuing or surviving corporation or entity (or its successors or assigns, if applicable), or transferee of such assets, as the case may be, shall assume the obligations set forth in this Section 6.23.

(f) Parent shall indemnify and hold harmless the individuals who on or prior to the Effective Time were officers or directors of the Company with respect to any claim made by or on behalf of a Company

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Stockholder who has not executed a Stockholder Option that the board of directors or officers of the Company breached its fiduciary duties in connection with the approval, execution, delivery or performance of the Stockholder Options; provided, however, that this indemnification obligation shall be strictly excess of the insurance coverage provided by the D&O Policy and Parent shall not be obligated to make any payments under this Section 6.23(f) except for amounts in excess of the full limit of such D&O Policy. Notwithstanding the foregoing, Parent shall be obligated to make any payments under this Section 6.23(f) in any amount in excess of Five Million Dollars ($5,000,000) in the aggregate for all payments under this Section 6.23(f).

6.24 Parent Board. The Parent Board shall take all action necessary such that, effective as of the Effective Time, (a) the Parent Board shall consist of ten (10) directors, and (b) Thomas Faulk and John Vincent are appointed to the Parent Board, appointed to the class of directors with a term expiring in 2011 and 2012, respectively.

6.25 Stockholder Release. By virtue of the approval of the Merger and this Agreement by the Company Securityholders, each of the Company Securityholders shall be deemed to have agreed to the following:

(a) Each of the Company Securityholders acknowledges (i) that certain prior purported issuances by the Company of shares of Company Series B Preferred Stock to certain persons (the “Affected Stockholders”) may have been improper under the DGCL because they may have been issued prior to the filing of a certificate of amendment creating the Company Series B Preferred Stock, and that, as a result, the shares may not represent Company Series B Preferred Stock and may be void (the “Issue Defect”); and (ii) that the Company has or may enter into exchange agreements with the Affected Stockholders pursuant to which the Company expects to issue newly issued shares of Company Series B Preferred Stock to the Affected Stockholders in exchange for (the “Exchange”) (A) the interests of the Affected Stockholders related to the Company Series B Preferred Stock purportedly previously issued to such Affected Stockholders, (B) the other agreements described in such exchange agreements, including the full and complete release by the Affected Stockholders described therein with respect to the Issue Defect, and (C) other good and valuable consideration, in order to preserve for the Affected Stockholders the economic interests and other rights in the Company that the Company intended to convey upon the Affected Stockholders, and which would have been conveyed upon the Affected Stockholders if not for the Issue Defect.

(b) Each of the Company Securityholders, on behalf of itself and its successors, assigns and beneficiaries (the foregoing, collectively the “Releasing Parties”), hereby irrevocably, unconditionally, fully and finally releases, remises, acquits and forever discharges the Company and its past, present and future affiliates, stockholders, controlling persons, partners, trustees, officers, directors, managers, employees, representatives, principals, agents, subsidiaries, predecessors, successors, assigns, beneficiaries, insurers and attorneys (each a “Company Released Party” and collectively, “Company Released Parties”) of and from any and all actions, debts, claims, counterclaims, demands, liabilities (including tax liabilities), damages, causes of action, costs and expenses of every kind and nature whatsoever, past or present, whether known or unknown, suspected or unsuspected, both at law and in equity, which any of the Releasing Parties now has, have ever had or may hereafter have against the Company Released Parties or any of them relating to or arising out of the Issue Defect, the Exchange and the issuance of Company Series B Preferred Stock to the Affected Stockholders in connection with the Exchange, from the beginning of time through the date this Agreement is adopted and approved at the Company Stockholders Meeting (the “Released Claims”). Each Releasing Party hereby irrevocably covenants to refrain from, directly or indirectly, asserting any claim or demand, or commencing, instituting or causing to be commenced, any litigation, lawsuit, claim or action of any kind against any Company Released Party, which arises from, or is alleged to arise from, or relates to, or is based on, or is any way connection with, in whole or in part, the Released Claims. Without in any way limiting any of the rights and remedies otherwise available to any Company Released Party, each Releasing Party, severally and not jointly, shall indemnify and hold harmless each Company Released Party from and against all loss, liability (including tax liabilities), claim, damage (including incidental and consequential

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damages) or expense (including costs of investigation and defense and reasonable attorney’s fees) whether or not involving third party claims, arising directly or indirectly from or in connection with (i) the assertion by or on behalf of any Releasing Party of any claim or other matter purported to be released pursuant to this Section 6.25 and (ii) the assertion by any third party of any claim or demand against any Company Released Party which claim or demand arises directly or indirectly from, or in connection with, any assertion by or on behalf of any Releasing Party against such third party of any claims or other matters purported to be released pursuant to this Section 6.25.

ARTICLE VII

CONDITIONS TO THE MERGER

7.1 Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of the Company, Parent and the Merger Subs to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions:

(a) Effectiveness of the Registration Statement. The Registration Statement shall have been declared effective by the SEC under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceedings for that purpose and no similar proceeding in respect of the Registration Statement or the Information Statement shall have been initiated or threatened in writing by the SEC.

(b) Requisite Parent Stockholder Approval. The Requisite Parent Stockholder Approval shall have been obtained.

(c) Requisite Company Stockholder Approval. The Requisite Company Stockholder Approval shall have been obtained.

(d) Antitrust Approvals. (i) All waiting periods (and extensions thereof) applicable to the transactions contemplated by this Agreement under any applicable antitrust or competition Laws shall have terminated or expired, (ii) all clearances, consents, approvals, authorizations, judgments, orders and decrees applicable to the transactions contemplated by this Agreement which are required under any applicable antitrust or competition Laws shall have been received, and (iii) all Governmental Entities that have the authority to enforce any such applicable antitrust or competition Laws shall have approved, cleared or decided neither to initiate proceedings or otherwise intervene in respect of the transactions contemplated by this Agreement.

(e) No Order; Injunctions; Restraints; Illegality. No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction, order or other legal restraint (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting or preventing consummation of the Merger.

(f) Other Governmental Approval. All consents, approvals, permits and authorizations required to be obtained prior to the Effective Time from any Governmental Entity in connection with the execution and delivery of this Agreement and the transactions contemplated hereby shall have been obtained.

(g) Nasdaq Listing. The shares of Parent Common Stock to be issued to holders of Company Capital Stock issued and outstanding as of immediately prior to the Effective Time pursuant to the Merger shall have been authorized for listing on the Nasdaq, subject to official notice of issuance.

(h) Tax Opinions. Parent shall have received an opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation, and the Company shall have received an opinion of Kilpatrick Stockton LLP, each dated as of the Effective Time and each to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code, provided, however, that this condition shall nonetheless

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be deemed to be satisfied with respect to both Parent and the Company if either Wilson Sonsini Goodrich & Rosati, Professional Corporation or Kilpatrick Stockton LLP renders such opinion. The issuance of such opinions shall be conditioned upon the receipt by such counsel of customary representation letters from each of Parent, Merger Sub One, Merger Sub Two and the Company, in each case, in form and substance reasonably satisfactory to such counsel. Each such representation letter shall be dated on or before the date of such opinion and shall not have been withdrawn or modified in any material respect.

7.2 Conditions to the Obligations of Parent and the Merger Subs. The obligations of Parent and the Merger Subs to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, exclusively by Parent and the Merger Subs:

(a) Representations, Warranties and Covenants. (i) The representations and warranties of the Company in this Agreement shall have been true and correct in all material respects on the date they were made and shall be true and correct in all material respects on and as of the Closing Date as though such representations and warranties were made on and as of such date (other than the representations and warranties of the Company as of a specified date, which shall be true and correct in all material respects as of such date), and (ii) the Company shall have performed and complied in all material respects with all covenants and obligations under this Agreement required to be performed and complied with by the Company as of the Closing.

(b) No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect that is continuing.

(c) 280G Stockholder Approval. Each Person who might receive any payments and/or benefits that Parent determines may constitute Section 280G Payments shall have executed and delivered to the Company a 280G Waiver (the “280G Waiver”) in the form attached hereto as Exhibit D, and such 280G Waiver shall be in effect immediately prior to the Effective Time. With respect to any payments and/or benefits that Parent determines may constitute “parachute payments” under Section 280G of the Code (without regard to Subsection (b)(4) thereof) with respect to any Employees, the stockholders of the Company shall have (i) approved, pursuant to the method provided for in the regulations promulgated under Section 280G of the Code, any such “parachute payments” or (ii) shall have voted upon and disapproved such parachute payments, and, as a consequence, such “parachute payments” shall not be paid or provided for in any manner, and Parent and its Subsidiaries shall not have any liabilities with respect to such “parachute payments.” Parent shall provide notice to the Company of any payment and/or benefits that Parent determines may constitute Section 280G Payments prior to the date the Company provides notice to its stockholders of the Company Stockholder Meeting.

(d) Dissenters Rights. Company Stockholders holding no more than five (5%) percent of the total outstanding shares of Company Capital Stock shall have perfected, or continue to have a right to exercise, appraisal, dissenter’s or other similar rights under applicable Law with respect to their Company Capital Stock by virtue of the Merger.

(e) Exercise or Termination of Company Options and Company Warrants. All Company Options and Company Warrants shall have been either (i) exercised by the holder(s) of such Company Options and Company Warrants in full or (ii) to the extent not exercised in full, terminated or cancelled as of immediately prior to the Effective Time either pursuant to their own terms or pursuant to a Contract with the holder(s) thereof, and the Company shall have delivered to Parent written evidence of such exercise, termination or cancellation.

(f) Litigation. There shall be no action, suit, claim, order, injunction or proceeding of any nature pending, or overtly threatened, against Parent or the Company, their respective properties or any of their respective officers, directors or Subsidiaries by any Governmental Entity arising out of, or in any way connected with, the Merger or the other transactions contemplated by the terms of this Agreement.

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(g) Third Party Contracts.

(i) The Company shall have delivered to Parent all necessary consents, waivers and approvals of parties to any Contract set forth on Schedule 7.2(g)(i) hereto.

(ii) The Company shall have delivered to Parent all necessary modification of parties to the Contracts set forth on Schedule 7.2(g)(ii) hereto.

(iii) The Company shall have terminated each of those Contracts set forth on Schedule 7.2(g)(iii) hereto.

(iv) The Company shall have sent the cancellation notices set forth on Schedule 7.2(g)(iv) hereto.

(v) The Company shall have sent the notices set forth on Schedule 7.2(g)(v) hereto.

(h) New Employment Arrangements. None of the Critical Persons shall have ceased to be employed by, or expressed an intention to terminate their employment with, the Company, expressed an intention not to accept employment with Parent or the Final Surviving Entity or repudiated their Critical Person Retention Agreement.

(i) Continuing Key Employees. At least ten (10) of the Key Employees shall be employees of the Company immediately prior to the Effective Time, shall not have provided notice to the Company of the intent to terminate such employment with the Company or expressed an intention not to accept employment with Parent or the Final Surviving Entity.

(j) Statement of Expenses and Spreadsheet. Parent shall have received the Statement of Expenses and the Spreadsheet.

(k) Estimated Closing Statement. Parent shall have received the Estimated Closing Statement.

(l) Certificate of the Company. Parent shall have received a certificate from the Company, validly executed by the Chief Executive Officer and Chief Financial Officer of the Company in their representative capacities for and on the Company’s behalf, to the effect that, as of the Closing:

(i) the representations and warranties of the Company in this Agreement were true and correct in all material respects on the date they were made and are true and correct in all material respects on and as of the Closing Date as though such representations and warranties were made on and as of such date (other than the representations and warranties of the Company as of a specified date, which were true and correct in all material respects as of such date);

(ii) the conditions to the obligations of Parent and the Merger Subs set forth in this Section 7.2(b) and Section 7.2(m) has been satisfied (unless otherwise waived in accordance with the terms hereof); and

(iii) the Company has performed and complied in all material respects with all covenants and obligations under this Agreement required to be performed and complied with by it as of the Closing.

(m) Consolidation of Company Subsidiaries. The Company shall own one hundred percent (100%) of the outstanding equity interests of each of its Subsidiaries and no other Person shall have any subscription, warrant, option, convertible security or other right (contingent or otherwise) to purchase or acquire any shares of the capital stock of any Subsidiary of the Company.

7.3 Conditions to Obligations of the Company. The obligations of the Company to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, exclusively by the Company:

(a) Representations, Warranties and Covenants. (i) The representations and warranties of Parent and the Merger Subs in this Agreement shall have been true and correct in all material respects when made and shall be true and correct in all material respects on and as of the Closing Date as though such representations

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and warranties were made on and as of such date (other than the representations and warranties of Parent and the Merger Subs as of a specified date, which shall be true and correct in all material respects, and (ii) each of Parent and the Merger Subs shall have performed and complied in all material respects with all covenants and obligations under this Agreement required to be performed and complied with by such parties as of the Closing Date.

(b) Certificate of Parent. Company shall have received a certificate executed on behalf of Parent by the Chief Executive Officer and Chief Financial Officer of Parent in their respective capacities for and on its behalf to the effect that, as of the Closing:

(i) all representations and warranties made by Parent and the Merger Subs in this Agreement were true and correct in all material respects on the date they were made and are true and correct in all material respects on and as of the Closing Date as though such representations and warranties were made on and as of such date (other than the representations and warranties of Parent and the Merger Subs as of a specified date, which were true and correct as of such date); and

(ii) Parent and the Merger Subs have performed and complied in all material respects with all covenants and obligations under this Agreement required to be performed or complied with by such parties as of the Closing.

ARTICLE VIII

SURVIVAL; INDEMNIFICATION; ESCROW ARRANGEMENTS

8.1 Survival.

(a) The representations and warranties of the Company set forth in this Agreement, or in any certificate delivered pursuant to this Agreement shall survive the Closing and the Effective Time until 5:00 p.m. Atlanta time on the date that is the earlier of: (i) eighteen (18) calendar months after the date of this Agreement or (ii) fifteen (15) calendar months after the Closing Date; provided, however, that in the event of fraud or willful misrepresentation of a representation or warranty, such representation or warranty shall survive indefinitely. The applicable periods referenced in this Section 8.1 shall be referred to, collectively, as the “Expiration Date” and each applicable period as the “Applicable Expiration Date.”

(b) The representations and warranties of Parent and the Merger Subs set forth in this Agreement, or in any certificate or other instrument required to be delivered pursuant to this Agreement, shall not survive the Closing and the Effective Time.

(c) The agreements, covenants and other obligations of the parties hereto shall survive the Closing and the Effective Time in accordance with their respective terms.

8.2 Indemnification.

(a) From and after the Effective Time, the Company Securityholders (each, also an “Indemnifying Party”) shall severally and not jointly indemnify, defend and hold harmless, pay and reimburse Parent and its directors, officers and other employees, Affiliates, agents and other representatives, including the Final Surviving Entity (each, also an “Indemnified Party” and collectively, the “Indemnified Parties”), from and against all claims, losses, liabilities, damages, costs, interests, awards, judgments, penalties and expenses, including reasonable attorneys’ and fees and expenses and including any such reasonable expenses incurred in connection with investigating, defending against or settling any of the foregoing (hereinafter individually a “Loss” and collectively “Losses”) paid, suffered, incurred, sustained or accrued by the Indemnified Parties, or any of them, directly or indirectly, as a result of, arising out of or in connection with: (i) (A) any inaccuracies or misrepresentations in, or breaches of any representation or

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warranty of the Company set forth in this Agreement (as qualified by the Company Disclosure Schedule) or any Related Agreements as of the date of this Agreement, and (B) any inaccuracies or misrepresentations in, or breaches of any representation or warranty of the Company set forth in this Agreement (as qualified by the Company Disclosure Schedule) or any Related Agreements or in the certificates delivered by the Company pursuant to Section 7.2(l), as of the Closing Date as if such representations and warranties had been made at and as of the Closing (other than the representations and warranties of the Company as of a specified date, the inaccuracy, misrepresentation or breach of which shall be measured as of such date); (ii) any failure by the Company to perform or comply with any covenant applicable to any of them contained in this Agreement, any Related Agreements or any certificates or other instruments required to be delivered pursuant to this Agreement; (iii) any fraud or willful misrepresentation with respect to this Agreement, any Related Agreement or any certificates or other instruments required to be delivered pursuant to this Agreement on the part of the Company; (iv) any Dissenting Share Payments; (iv) all Excess Fees to the extent that such Excess Fees exceed the amount of the Actual Excess Fees, (v) any claim that the board of Directors or officers of the Company breached its fiduciary duties in connection with the Merger or any of the transactions contemplated hereby or thereby, other than claims referred to in Section 6.23(f), (vi) any failure of Parent or the Final Surviving Entity to collect the accounts receivable of the Company and its Subsidiaries included in the calculation of the Final Adjusted Cash Consideration on or before the Applicable Expiration Date despite commercially reasonable efforts (which shall not obligate Parent or the Final Surviving Entity to pursue litigation except to the extent the Company would ordinarily pursue such litigation in the ordinary course of business) by Parent and the Final Surviving Entity to collect such accounts receivable, (vii) any failure of the Company to own one hundred percent (100%) of its Subsidiaries as of the Closing Date and (viii) any claim related to the Issue Defect. The Indemnifying Parties (including any officer or director of the Company) shall not have any right of contribution, indemnification or right of advancement of expenses from the Final Surviving Entity or Parent with respect to any Loss claimed by any Indemnified Parties.

(b) Notwithstanding anything to the contrary set forth in this Agreement, any Person committing fraud or any willful misrepresentation with respect to this Agreement, in any Related Agreement, or in any certificate or other instrument required to be delivered pursuant to this Agreement shall be liable for, and shall indemnify and hold the Indemnified Parties harmless for, any Losses paid, suffered, incurred, sustained or accrued by the Indemnified Parties, or any of them, directly or indirectly, as a result of, arising out of or in connection with such fraud or willful misrepresentation committed by such Person.

(c) Nothing in this Agreement shall limit the right of any Indemnified Party to pursue remedies under any Related Agreement against the parties thereto.

8.3 Indemnification Limitations.

(a) Other than claims arising out of, or in connection with fraud and willful misrepresentation, the Indemnifying Parties shall not be obligated to indemnify the Indemnified Parties for any amounts in excess of their Pro Rata Portion of the Escrow Amount for indemnification claims arising out of, or in connection with Section 8.2(a). Other than claims arising out of, or in connection with fraud and willful misrepresentation, if the Merger is consummated, the indemnification provisions set forth in this Article VIII shall be the sole and exclusive remedy under this Agreement for the matters set forth therein.

(b) Other than claims arising out of, or in connection with fraud or willful misrepresentation, if the Merger is consummated, the Escrow Fund shall be the Indemnified Parties’ sole and exclusive security for indemnification claims under Section 8.2 and recovery against the Escrow Fund shall be the Indemnified Parties’ sole and exclusive remedy under this Agreement for indemnification claims under this Article VIII.

(c) Other than claims arising out of, or in connection with fraud or willful misrepresentation, no Indemnifying Party shall be required to indemnify any Indemnified Parties for claims arising out of, or in connection with Section 8.2(a)(i) hereunder until such time as the aggregate amount of Losses for which the

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Indemnified Parties are entitled to indemnification pursuant to this Agreement exceeds $750,000, at which time the Indemnifying Party shall be obligated to indemnify the Indemnified Parties for the full amount of all such Losses (including the $750,000 referred to in this section), subject to the limitations set forth in this Article VIII; provided, however that, in no event shall an Indemnifying Party be required to indemnify any Indemnified Parties for any claim arising out of, or in connection with Section 8.2(a)(i) hereunder for which the amount of Losses for which the Indemnified Parties are entitled to indemnification pursuant to such claim is less than $25,000.

(d) Other than claims arising out of, or in connection with fraud or willful misrepresentation, the Indemnified Parties may not recover pursuant to Section 8.2(a)(vi) hereof until the end of the Escrow Period. At the end of the Escrow Period, the Stockholder Representative shall be subrogated to the rights of the Final Surviving Entity to collect any accounts receivable for which a claim is made hereunder.

(e) Other than claims arising out of, or in connection with fraud or willful misrepresentation, from and after the Effective Time, the Indemnifying Parties shall not be obligated to indemnify the Indemnified Parties pursuant to clause (i) of Section 8.2(a) (but specifically excluding clause (ii) through clause (viii), inclusive, of Section 8.2(a)) for any indemnification claim that is made after the Applicable Expiration Date of the representation and warranty that forms the basis for such indemnification claim; provided, however, that such indemnification obligations shall not terminate with respect to any item or Loss as to which any Indemnified Parties shall have, before the Applicable Expiration Date of the representation and warranty that forms the basis for such indemnification claim, previously made a bona fide claim by validly delivering a Claim Certificate of such indemnification claim pursuant to this Article VIII.

(f) Other than claims arising out of, or in connection with fraud or willful misrepresentation (including clause (iii) of Section 8.2(a)), from and after the Effective Time, the Indemnifying Parties shall not be obligated to indemnify the Indemnified Parties pursuant to clause (iv) through clause (viii), inclusive, of Section 8.2(a)) for any indemnification claim that is made after the Escrow Period; provided, however, that such indemnification obligations shall not terminate with respect to any item or Loss as to which any Indemnified Parties shall have, before the end of the Escrow Period previously made a bona fide claim by validly delivering a Claim Certificate of such indemnification claim pursuant to this Article VIII.

8.4 No Other Indemnification Limitations.

(a) Nothing in this Agreement shall limit the liability of the Company or any of its Subsidiaries for any breach of any representation, warranty or covenant set forth in this Agreement, any Related Agreements or in any certificates or other instruments required to be delivered pursuant to this Agreement in the event the Merger is not consummated.

(b) Notwithstanding anything to the contrary set forth in this Agreement, nothing herein shall limit the liability of an Indemnifying Party in respect of Losses arising out of any fraud or any willful misrepresentation with respect to this Agreement, in any Related Agreement, or in any certificate or other instrument required to be delivered pursuant to this Agreement on the part of the Indemnifying Party.

(c) Notwithstanding anything to the contrary set forth in this Agreement, the parties hereto agree and acknowledge that any Indemnified Parties may bring a claim for indemnification for any Loss under this Article VIII notwithstanding the fact that such Indemnified Parties had knowledge of the breach, event or circumstance giving rise to such Loss prior to the Closing or waived any condition to the Closing related thereto.

(d) Notwithstanding anything to the contrary set forth in this Agreement, nothing shall prohibit Parent from seeking and obtaining recourse against any Company Stockholder in the event that Parent issues more than the portion of the Merger Consideration to which such Company Stockholder is entitled pursuant to Article II.

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(e) Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall limit the rights of any party hereto to apply for equitable remedies to enforce the other party or parties’ obligations hereunder.

8.5 Indemnification Claims Procedures.

(a) With respect to Section 8.2(a), any Indemnified Parties may make an indemnification claim pursuant to Section 8.2(a) by delivering a certificate (a “Claim Certificate”) to the Stockholder Representative, with a copy to the Escrow Agent (if and to the extent that the Indemnified Parties are seeking recourse against the Escrow Fund) and to one or more Company Securityholders (if and to the extent that the Indemnified Parties are seeking recourse directly against any such Company Securityholders) and any of such parties also being referred to herein as the “Indemnifying Party”), (i) stating that such Indemnified Parties have paid, sustained, suffered, incurred or accrued (or reasonably anticipate that they will have to pay, sustain, suffer, incur, or accrue) Losses, and (ii) specifying in reasonable detail the Losses included in the amount so stated, if available, the date each such item was paid, sustained, suffered, incurred or accrued, if applicable, or the basis for such anticipated liability, if applicable, and the nature of the misrepresentation, breach of warranty or covenant to which such item is related. The failure of an Indemnified Party to exercise promptness in such notification shall not amount to a waiver of such claim to the extent the Indemnifying Party is not prejudiced as a result of such failure.

(b) Following its receipt of a Claim Certificate, the Stockholder Representative shall have thirty (30) calendar days to object to any item(s) or amount(s) set forth therein by delivering written notice thereof (an “Objection Notice”) to the Indemnified Parties submitting such Claim Certificate at the addresses of such Indemnified Parties set forth in such Claim Certificate, with a copy to the Escrow Agent (if and to the extent that the Indemnified Parties are seeking recourse against the Escrow Fund in connection with Section 8.2(a). In the event that the Stockholder Representative shall fail to object, pursuant to this Section 8.5(b) to any item or amount set forth in an Claim Certificate within the foregoing thirty (30) calendar day period, the Stockholder Representative shall be deemed to have irrevocably agreed and consented to each such item or amount. With respect to claims against the Escrow Fund, upon the expiration of such thirty (30) day calendar day period, the Escrow Agent shall promptly release from the Escrow Fund and deliver to any Indemnified Parties that have previously delivered the Claim Certificate an amount of cash and shares (in proportion to the relative amount of cash and shares of Parent Common Stock originally deposited with the Escrow Agent following the Closing) whose combined value equals any item(s) and amount(s) that the Indemnifying Party is deemed to have accepted pursuant to this Section 8.5(b).

(c) In the event that the Stockholder Representative shall object, pursuant to Section 8.5(b) to any item(s) or amount(s) set forth in any Claim Certificate, the Stockholder Representative and the Indemnified Parties shall attempt in good faith to agree upon the rights of the respective parties with respect to each of such claims. If the Stockholder Representative and the Indemnified Parties should so agree, a memorandum setting forth such agreement shall be prepared and signed by both parties and, in the case of a claim against the Escrow Fund, shall be furnished to the Escrow Agent. The Escrow Agent shall be entitled to rely on any such memorandum and make distributions from the Escrow Fund in accordance with the terms hereof.

(d) If no such agreement can be reached after good faith negotiation and prior to thirty (30) calendar days after delivery of an Objection Notice, either the Stockholder Representative or the Indemnified Parties may demand arbitration of the matter unless the amount of the Loss that is at issue is the subject of a pending litigation with a third party, in which event arbitration shall not be commenced until such amount is ascertained or both parties agree to arbitration, and in either such event the matter shall be settled by arbitration conducted by one arbitrator mutually agreeable to the Stockholder Representative and the Indemnified Parties. In the event that, within thirty (30) calendar days after submission of any dispute to arbitration, the Stockholder Representative and the Indemnified Parties cannot mutually agree on one arbitrator, then, within fifteen (15) calendar days after the end of such thirty (30) calendar-day period, the

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Stockholder Representative and the Indemnified Parties shall each select one (1) arbitrator. The two (2) arbitrators so selected shall select a third arbitrator, who shall have relevant industry experience, to conduct the arbitration.

(e) Any such arbitration shall be held in Wilmington, Delaware, under the rules then in effect of the American Arbitration Association. The arbitrator(s) shall determine how all expenses relating to the arbitration shall be paid, including the respective expenses of each party, the fees of each arbitrator and the administrative fee of the American Arbitration Association. The arbitrator or arbitrators, as the case may be, shall set a limited time period and establish procedures designed to reduce the cost and time for discovery while allowing the parties an opportunity, adequate in the sole judgment of the arbitrator or majority of the three arbitrators, as the case may be, to discover relevant information from the opposing parties about the subject matter of the dispute. The arbitrator, or a majority of the three arbitrators, as the case may be, shall rule upon motions to compel or limit discovery and shall have the authority to impose sanctions, including attorneys’ fees and costs, to the same extent as a competent court of law or equity, should the arbitrators or a majority of the three arbitrators, as the case may be, determine that discovery was sought without substantial justification or that discovery was refused or objected to without substantial justification. The decision of the arbitrator or a majority of the three arbitrators, as the case may be, as to the validity and amount of any claim in such Claim Certificate shall be final, binding, and conclusive upon the Indemnifying Party or Parties (as a single group, if applicable) and the Indemnified Parties. Such decision shall be written and shall be supported by written findings of fact and conclusions which shall set forth the award, judgment, decree or order awarded by the arbitrator(s). With respect to claims against the Escrow Fund, the Escrow Agent shall be entitled to rely on, and make distributions from the Escrow Fund in accordance with, the terms of such award, judgment, decree or order as applicable. Within fifteen (15) calendar days of a decision of the arbitrator(s) requiring payment by one (1) party to another, such party shall make the payment to such other party, including any distributions out of the Escrow Fund with respect to Section 8.2(a).

(f) Judgment upon any award rendered by the arbitrator(s) may be entered in any court having jurisdiction.

(g) The foregoing arbitration provisions shall apply to any dispute among any Indemnifying Party or Parties (as a single group, if applicable) and the Indemnified Parties under this Article VIII.

(h) For purposes of determining the value of Parent Common Stock in the Escrow Fund used to satisfy indemnification claims for Losses under this Article VIII, each share of Parent Common Stock shall be valued at $3.75.

8.6 Third-Party Claims. In the event that any Indemnified Parties become aware of a third party claim (a “Third Party Claim”) which would reasonably be expected to result in an indemnification claim pursuant to this Article VIII, such Indemnified Parties shall promptly notify the Stockholder Representative (or, in the event indemnification is being sought hereunder directly from an Indemnifying Party, such Indemnifying Party) of such Third Party Claim; provided, however, that the failure to give prompt notice shall not affect the indemnification provided hereunder except to the extent the Stockholder Representative, on behalf of the Indemnifying Parties, has been actually prejudiced as a result of such failure. The notice of Third Party Claim shall include, based on the information then available to the Indemnified Parties, a summary in reasonable detail of the basis for the Third Party Claim and a reasonable estimate of the Losses (if such Losses can be estimated at such time). The Stockholder Representative may upon written notice to the Indemnified Party undertake and conduct the defense of such Third Party Claim if (i) the Stockholder Representative provides written notice to such Indemnified Party that the Stockholder Representative intends to undertake such defense and that the Company Securityholders will indemnify the Indemnified Parties against all Losses resulting from or relating to such Third Party Claim, subject to the limitations set forth in this Article VIII; (ii) the Stockholder Representative has the financial resources to defend against such Third Party Claim and fulfill their indemnification obligations hereunder in respect thereto; (iii) the Third Party Claim involves only monetary

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damages that will be fully covered by the Escrow Fund (taking into account all other pending claims against the Escrow Fund) and does not seek an injunction or other equitable relief; and (iv) the defense of the Third Party Claim is conducted actively and diligently by legal counsel reasonably acceptable to such Indemnified Party. If the Stockholder Representative does not assume control of the defense of a Third Party Claim, the Indemnified Party shall control such defense. The party not controlling such defense may participate therein at its own expense; provided, however, that if the Stockholder Representative assumes control of such defense of a Third Party Claim and the Indemnified Party determines, based on advice of counsel, that the Indemnified Party may have available to it one or more defenses or counterclaims that are inconsistent with one or more of those that may be available to the Indemnifying Party in respect of such Third Party Claim, the reasonable fees and expenses of counsel to the Indemnified Party solely in connection therewith shall be considered “Losses” for purposes of this Agreement, subject to the limitations of this Article VIII; provided, however, that in no event shall the Indemnifying Parties be responsible for the fees and expenses of more than one counsel for all Indemnified Parties. The Indemnified Party and the Stockholders Representative will render to each other such assistance as may reasonably be required of each other in order to insure proper and adequate defense of any Third Party Claim subject to this Section 8.6. To the extent that the Indemnified Party or the Stockholder Representative does not participate in the defense of a particular Third Party Claim, the party so proceeding with such Third Party Claim shall keep the other party informed of all material developments and events relating to such Third Party Claim. No Third Party Claim subject to this Section 8.6 shall be settled, adjusted or compromised without the written consent of both the Indemnified Party and the Stockholder Representative, which consent shall not be unreasonably withheld, conditioned or delayed. The Escrow Agent shall not disburse any portion of the Escrow Fund to any third party except in accordance with joint written instructions received from Parent and the Stockholder Representative. In the event that the Stockholder Representative has consented to any settlement with respect to an indemnification claim under Section 8.2(a), the Company Securityholders immediately prior to the Effective Time shall have no power or authority to object under any provision of this Article VIII to the amount of any Third Party Claim by Parent against the Escrow Fund with respect to such settlement.

8.7 Escrow Arrangements

(a) Escrow Fund. By virtue of this Agreement and as security for the Indemnified Parties under Section 8.2(a) at the Effective Time, Parent shall deposit with the Escrow Agent the Escrow Amount, such deposit of the Escrow Amount to constitute an escrow fund to be governed by the terms set forth herein. The Escrow Amount (collectively, the “Escrow Fund”) shall be available to compensate the Indemnified Parties for any claims by such parties for any Losses suffered or incurred by them and for which they are entitled to recovery under this Article VIII; provided, however, that any remaining portion of the Escrow Fund from and after the end of the Escrow Period shall be available to compensate the Indemnified Parties for (x) any Unresolved Claims as of the end of the Escrow Period by such parties for any Losses suffered or incurred by them and for whom they are entitled to recovery under Section 8.2(a).

(b) Distribution of Escrow Fund. Subject to the following requirements, the Escrow Fund shall be in existence immediately following the Effective Time and shall terminate at 5:00 p.m., Atlanta Time, on the date seven days following the earlier of (i) eighteen (18) calendar months after the date of this Agreement and (ii) fifteen (15) calendar months following the Closing Date (the “Escrow Period”), and the Escrow Agent shall distribute the funds and shares of Parent Common Stock in the Escrow Fund to the Exchange Agent for distribution to the Company Securityholders within two Business Days following such termination; provided, however, that the Escrow Fund shall not terminate with respect to any amount in respect of any unsatisfied claims specified in any Claims Certificate in connection with Section 8.2(a) delivered prior to the Escrow Period termination date with respect to facts and circumstances existing prior to the Expiration Date (“Unresolved Claims”), and any such amount shall not be distributed to the Company Securityholders at such time. As soon as all Unresolved Claims have been resolved, the Escrow Agent shall deliver the remaining portion of the Escrow Fund, if any, required to satisfy such Unresolved

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Claims, (i) first, to the Stockholder Representative for any Stockholder Representative Expenses (as defined below), and (ii) second, to the Company Securityholders. Deliveries of the Escrow Amount out of the Escrow Fund to the Company Securityholders pursuant to this Section 8.7 shall be made in proportion to their respective Pro Rata Portions of the remaining amounts in the Escrow Fund, with the amount delivered to each Company Securityholders rounded to the nearest one hundredth (0.01) (with amounts 0.005 and above rounded up) of a cent or nearest whole share of Parent Common Stock~~,~~ as applicable. Notwithstanding anything to the contrary contained herein, the Escrow Agent shall be entitled to deduct and withhold from any Escrow Amount payable pursuant to this Agreement to any former holder of Company Capital Stock, or a Company Warrant such amounts as may be required to be deducted or withheld therefrom under any provision of federal, state, local or foreign tax Law or under any applicable legal requirement. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes as having been paid to the Person to whom such amounts would otherwise have been paid.

(c) Protection of Escrow Fund.

(i) The Escrow Agent shall hold and safeguard the Escrow Fund during the Escrow Period, shall treat such fund as a trust fund in accordance with the terms of this Agreement and shall hold and dispose of the Escrow Fund only in accordance with the terms of this Article VIII and Section 2.9.

(ii) The Escrow Agent shall follow the joint written instructions of Parent and the Stockholder Representative (a “Joint Instruction”) concerning any investment or reinvestment from time to time of the funds held in the Escrow Account; provided that permissible investments shall be limited to: (a) obligations issued or guaranteed by the United States or by any Person controlled or supervised by or acting as an instrumentality of the United States or by any Person controlled or supervised by or acting as an instrumentality of the United States pursuant to authority granted by Congress; (b) obligations issued or guaranteed by any state or political subdivision thereof rated either AA or higher, or MIG 1 or higher, by Moody’s Investors Service, Inc. (“Moody’s”) or AA or higher, or an equivalent, by Standard & Poor’s Corporation (“Standard & Poor’s”); (c) commercial or finance paper which is rated either Prime-1 or higher or an equivalent by Moody’s or A-1 or higher or an equivalent by Standard & Poor’s or their successors; and (d) certificates of deposit, time deposits, or short-term market instruments of banks or trust companies, organized under the laws of the United States and having minimum equity of $500,000,000; (e) money market funds subject to the requirements of the Investment Company Act of 1940, as amended, invested in any one or more of the aforementioned types of instruments, which have a rating in the highest category granted thereby by a nationally recognized credit rating agency at the time of investment. In the absence of the Joint Instruction described above, the Escrow Agent shall invest the Escrow Funds, to the extent reasonably practicable, in the Federated Prime Obligations Trust Shares Fund #700. For Tax reporting and withholding purposes, the Escrow Fund shall be treated as owned by Parent, which shall be treated as having received interest or other income actually earned on the Escrow Fund and contributed such interest or other income to the Escrow Fund. Upon release of amounts from the Escrow Fund, a portion of any such amounts distributed to the Company Securityholders shall be treated as interest under the imputed interest rules of the Code, which shall be treated as a deduction by Parent. Each Company Stockholder shall provide any necessary Tax forms, including Form W-9 or the appropriate series of Form W-8, as applicable, or any similar form requested by the Escrow Agent with respect to any “original issue discount” or “unstated interest” with respect to distributions from the Escrow Fund.

(d) Escrow Agent’s Duties.

(i) The Escrow Agent shall be obligated only for the performance of such duties as are specifically set forth herein, and as set forth in any additional written escrow instructions which the Escrow Agent may receive after the date of this Agreement which are signed by an officer of Parent and the Stockholder Representative, and may rely and shall be protected in relying or refraining from acting on

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any instrument reasonably believed to be genuine and to have been signed or presented by the proper party or parties. The Escrow Agent shall not be liable for any act done or omitted hereunder as Escrow Agent while acting in good faith and in the exercise of reasonable judgment, and any act done or omitted pursuant to the advice of legal counsel shall be conclusive evidence of such good faith.

(ii) The Escrow Agent is hereby expressly authorized to disregard any and all warnings given by any of the parties hereto or by any other Person, excepting only orders or process of courts of Law, and is hereby expressly authorized to comply with and obey orders, judgments or decrees of any court or awards of arbitrators. In case the Escrow Agent obeys or complies with any such order, judgment or decree of any court, award of arbitrator or instructions, the Escrow Agent shall not be liable to any of the parties hereto or to any other Person by reason of such compliance, notwithstanding any such order, judgment, decree or award being subsequently reversed, modified, annulled, set aside, vacated or found to have been entered without jurisdiction.

(iii) The Escrow Agent shall not be liable in any respect on account of the identity, authority or rights of the parties executing or delivering or purporting to execute or deliver this Agreement or any documents or papers deposited or called for hereunder.

(iv) The Escrow Agent shall not be liable for the expiration of any rights under any statute of limitations with respect to this Agreement or any documents deposited with the Escrow Agent.

(v) In performing any duties under this Agreement, the Escrow Agent shall not be liable to any party for damages, losses, or expenses, except for negligence or willful misconduct on the part of the Escrow Agent. The Escrow Agent shall not incur any such liability for (A) any act or failure to act made or omitted in good faith, or (B) any action taken or omitted in reliance upon any instrument, including any written statement or affidavit provided for in this Agreement that the Escrow Agent shall in good faith believe to be genuine, nor will the Escrow Agent be liable or responsible for forgeries, fraud, impersonations, or determining the scope of any representative authority. In addition, the Escrow Agent may consult with legal counsel in connection with performing the Escrow Agent’s duties under this Agreement and shall be fully protected in any act taken, suffered, or permitted by him/her in good faith in accordance with the advice of counsel. The Escrow Agent is not responsible for determining and verifying the authority of any person acting or purporting to act on behalf of any party to this Agreement.

(vi) If any controversy arises between the parties to this Agreement, or with any other party, concerning the subject matter of this Agreement, its terms or conditions, the Escrow Agent will not be required to determine the controversy or to take any action regarding it. The Escrow Agent may hold all documents and the Escrow Amount and may wait for settlement of any such controversy by final appropriate legal proceedings or other means as, in the Escrow Agent’s discretion, may be required, despite what may be set forth elsewhere in this Agreement. In such event, the Escrow Agent will not be liable for damages. Furthermore, the Escrow Agent may at its option, file an action of interpleader requiring the parties to answer and litigate any claims and rights among themselves. The Escrow Agent is authorized to deposit with the clerk of the court all documents and the Escrow Amount held in escrow, except all costs, expenses, charges and reasonable attorney fees incurred by the Escrow Agent due to the interpleader action (the “Agent Interpleader Expenses”) and which the parties agree to pay as follows: 50% to be paid by Parent and 50% to be paid by the Company Securityholders on the basis of the Company Securityholders’ and such holders’ respective Pro Rata Portions; provided, however, that in the event any Company Stockholder fails to timely pay his or her Pro Rata Portion of the Agent Interpleader Expenses, the parties agree that Parent may at its option pay such Company Stockholder’s or holder’s Pro Rata Portion of the Agent Interpleader Expenses and recover an equal amount from such Company Stockholder’s or holder’s Pro Rata Portion of the Escrow Fund. Upon initiating such action, the Escrow Agent shall be fully released and discharged of and from all obligations and liability imposed by the terms of this Agreement.

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(vii) The parties and their respective successors and assigns agree jointly and severally to indemnify and hold Escrow Agent harmless against any and all losses, claims, damages, liabilities, and expenses, including reasonable costs of investigation, counsel fees, including allocated costs of in house counsel and disbursements that may be imposed on Escrow Agent or incurred by Escrow Agent in connection with the performance of his/her duties under this Agreement, including any litigation arising from this Agreement or involving its subject matter, other than those arising out of the negligence or willful misconduct of the Escrow Agent (the “Agent Indemnification Expenses”) as follows: 50% to be paid by Parent and 50% to be paid by the Company Securityholders on the basis of the Company Securityholders’ and holders’ respective Pro Rata Portions; provided, however, that in the event any Company Stockholder fails to timely pay his or her Pro Rata Portion of the Agent Indemnification Expenses, the parties agree that Parent may at its option pay such Company Stockholder’s or holder’s Pro Rata Portion of the Agent Indemnification Expenses and recover an equal amount from such Company Stockholder’s or holder’s Pro Rata Portion of the Escrow Fund.

(viii) The Escrow Agent may resign at any time upon giving at least 30 days written notice to Parent and the Stockholder Representative; provided, however, that no such resignation shall become effective until the appointment of a successor escrow agent which shall be accomplished as follows: Parent and the Stockholder Representative shall use their best efforts to mutually agree on a successor escrow agent within thirty (30) days after receiving such notice. If the parties fail to agree upon a successor escrow agent within such time, the Escrow Agent shall have the right to appoint a successor escrow agent. The successor escrow agent shall execute and deliver an instrument accepting such appointment, and it shall, without further acts, be vested with all the estates, properties, rights, powers, and duties of the predecessor escrow agent as if originally named as escrow agent. Upon appointment of a successor escrow agent, the Escrow Agent shall be discharged from any further duties and liability under this Agreement.

(e) Fees. All fees of the Escrow Agent for performance of its duties hereunder shall be paid by Parent in accordance with the standard fee schedule of the Escrow Agent. It is understood that the fees and usual charges agreed upon for services of the Escrow Agent shall be considered compensation for ordinary services as contemplated by this Agreement. In the event that the conditions of this Agreement are not promptly fulfilled, or if the Escrow Agent renders any service not provided for in this Agreement but that has been requested by an officer of Parent, or if the parties request a substantial modification of the terms of the Agreement, or if any controversy arises, or if the Escrow Agent is made a party to, or intervenes in, any litigation pertaining to the Escrow Fund or its subject matter, the Escrow Agent shall be reasonably compensated for such extraordinary services and reimbursed for all costs, attorney’s fees, including allocated costs of in house counsel, and expenses occasioned by such default, delay, controversy or litigation.

(f) Successor Escrow Agents. Any corporation into which the Escrow Agent in its individual capacity may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which the Escrow Agent in its individual capacity shall be a party, or any corporation to which substantially all the corporate trust business of the Escrow Agent in its individual capacity may be transferred, shall be the Escrow Agent under this Agreement without further act.

8.8 Stockholder Representative.

(a) By virtue of the approval of the Merger and this Agreement by the Company Securityholders, each of the Company Securityholders shall be deemed to have agreed to appoint John Vincent as its agent and attorney-in-fact, as the Stockholder Representative for and on behalf of the Company Securityholders to give and receive notices and communications, to authorize payment to any Indemnified Parties from the Escrow Fund in satisfaction of claims by such Indemnified Parties pursuant to Section 8.1(a), to object to such payments, to agree to, negotiate, enter into settlements and compromises of, and demand arbitration

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and comply with orders of courts and awards of arbitrators with respect to such claims, to assert, negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to, any other claim by any Indemnified Parties against any Company Stockholder or by any such Company Stockholder or holder against any Indemnified Parties or any dispute between any Indemnified Parties and any such Company Stockholder or holder, in each case relating to this Agreement or the transactions contemplated hereby, and to take all other actions that are either (i) necessary or appropriate in the judgment of the Stockholder Representative for the accomplishment of the foregoing or (ii) specifically mandated by the terms of this Agreement. Such agency may be changed by the Company Securityholders from time to time upon not less than 30 days prior written notice to Parent; provided, however, that the Stockholder Representative may not be removed unless holders of a majority of the Company Capital Stock immediately prior to the Effective Time agree to such removal and to the identity of the substituted agent. Notwithstanding the foregoing, a vacancy in the position of Stockholder Representative may be filled by the holders of a majority of the Company Capital Stock immediately prior to the Effective Time. No bond shall be required of the Stockholder Representative, and the Stockholder Representative shall not receive any compensation for its services. Notices or communications to or from the Stockholder Representative shall constitute notice to or from the Company Securityholders.

(b) The Stockholder Representative shall not be liable for any act done or omitted hereunder as Stockholder Representative while acting in good faith and in the exercise of reasonable judgment. The Company Securityholders shall indemnify the Stockholder Representative and hold the Stockholder Representative harmless against any loss, liability or expense incurred without gross negligence or bad faith on the part of the Stockholder Representative and arising out of or in connection with the acceptance or administration of the Stockholder Representative’s duties hereunder, including the reasonable fees and expenses of any legal counsel retained by the Stockholder Representative and any fees and expenses incurred by the Stockholder Representative in connection with this Agreement (collectively, “Stockholder Representative Expenses”). If then available after satisfaction of all claims of Indemnified Parties, the Stockholder Representative shall have the right to recover Stockholder Representative Expenses from the Escrow Fund prior to any distribution to the Company Securityholders, and prior to any such distribution, shall deliver to the Escrow Agent or Parent, as the case may be, a certificate setting forth the Stockholder Representative Expenses actually incurred. A decision, act, consent or instruction of the Stockholder Representative, including an amendment, extension or waiver of this Agreement pursuant to Section 9.4 and Section 9.5, shall constitute a decision of the Company Securityholders and shall be final, binding and conclusive upon the Company Securityholders; and the Escrow Agent and Parent may rely upon any such decision, act, consent or instruction of the Stockholder Representative as being the decision, act, consent or instruction of the Company Securityholders. The Escrow Agent and Parent are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Stockholder Representative.

ARTICLE IX

TERMINATION, AMENDMENT AND WAIVER

9.1 Termination. Except as provided in Section 9.2, this Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time:

(a) by mutual agreement of Parent and the Company;

(b) by Parent or the Company, at any time prior to the Effective Time (whether or not the Requisite Company Stockholder Approval or the Requisite Parent Stockholder Approval have been obtained), if the Closing Date shall not have occurred by August 15, 2010 (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to any party whose

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action or failure to fulfill any covenant or obligation under this Agreement has been a principle cause of or resulted in the failure of the Merger to occur on or before such date and such action or failure to fulfill any covenant or obligation constitutes a material breach of this Agreement;

(c) by Parent or the Company, at any time prior to the Effective Time (whether or not the Requisite Company Stockholder Approval or the Requisite Parent Stockholder Approval have been obtained), if any Governmental Entity shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction, order or other legal restraint which is in effect and which has the effect of making the Merger illegal;

(d) by Parent, at any time prior to the Effective Time (whether or not the Requisite Company Stockholder Approval or the Requisite Parent Stockholder Approval have been obtained), if there shall be any action taken, or any statute, rule, regulation or order enacted, promulgated or issued or deemed applicable to the Merger by any Governmental Entity, that would constitute an Action of Divestiture;

(e) by Parent, at any time prior to the Effective Time (whether or not the Requisite Company Stockholder Approval or the Requisite Parent Stockholder Approval have been obtained), if, since the date of this Agreement, there shall have occurred since the date of this Agreement a Company Material Adverse Effect;

(f) by Parent, at any time prior to the Effective Time (whether or not the Requisite Company Stockholder Approval or the Requisite Parent Stockholder Approval have been obtained), if Parent is not in material breach of any of its obligations under this Agreement and there has been a breach of any representation, warranty, covenant or agreement of the Company set forth in this Agreement such that the conditions set forth in Section 7.2(a) would not be satisfied, and such breach has not been cured within ten (10) calendar days after written notice thereof to the Company; provided, however, that no cure period shall be required for a breach which by its nature cannot be cured;

(g) by the Company, at any time prior to the Effective Time (whether or not the Requisite Company Stockholder Approval or the Requisite Parent Stockholder Approval have been obtained), if the Company is not in material breach of any of its obligations under this Agreement and there has been a breach of any representation, warranty, covenant or agreement of Parent and the Merger Subs set forth in this Agreement such that the conditions set forth in Section 7.3(a) would not be satisfied, and such breach has not been cured within ten (10) calendar days after written notice thereof to Parent; provided, however, that no cure period shall be required for a breach which by its nature cannot be cured;

(h) by either Parent or the Company, at any time prior to the Effective Time, if the Company shall have failed to obtain the Requisite Company Stockholder Approval at the Company Stockholder Meeting (or any postponement or adjournment thereof) at which a vote was taken on the Company Voting Proposal;

(i) by either Parent or the Company, at any time prior to the Effective Time, if Parent shall have failed to obtain the Requisite Parent Stockholder Approval at the Parent Stockholder Meeting (or any postponement or adjournment thereof) at which a vote was taken on the Parent Voting Proposal;

(j) by the Company, at any time prior to the Effective Time (whether or not the Requisite Parent Stockholder Approval has been obtained), in the event that Parent shall have failed to include the Parent Board Recommendation in the Proxy Statement/Prospectus.

(k) by Parent, at any time prior to the Effective Time (whether or not the Requisite Company Stockholder Approval has been obtained), in the event that:

(i) the Company shall have failed to include the Company Board Recommendation in the Proxy Statement/Prospectus.

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(l) by the Company, at any time prior to the Company Stockholder Meeting, if the following conditions are satisfied:

(i) the Company shall have received an unsolicited Acquisition Proposal in writing after the date hereof and the Company Board shall have determined in good faith (after consultation wit its financial advisor and outside legal counsel) that such Acquisition Proposal constitutes a Superior Proposal;

(ii) none of the Company, any of its Subsidiaries or any of their respective Representatives shall have breached or violated in any material respect the terms of Section 5.3 in connection with such Superior Proposal or in connection with any other Acquisition Proposal made by any Person (or any Affiliate or agent thereof) making such Acquisition Proposal;

(iii) the Company Board shall have determined in good faith (after consultation with its financial advisor and its outside legal counsel) that, in light of such Superior Proposal, the failure to terminate this Agreement pursuant to this Section 9.1(l) is reasonably likely to be a breach of its fiduciary duties to the Company’s stockholders under the DGCL;

(iv) the Company Board shall have given Parent at least five (5) Business Days prior written notice (1) of the identity of the Person(s) making such Superior Proposal and all of the material terms and conditions of such Superior Proposal (and if such Superior Proposal is in written form, a copy of such Superior Proposal and all related agreements, commitment letters and other material documents provided or otherwise furnished by the Person(s) making such Superior Proposal in connection therewith) (it being agreed that in the event that, after commencement of such five (5) Business Day period, there is any material revision to the terms of a Superior Proposal, including any revision in price, the five (5) Business Day period shall be extended to ensure that at least five (5) Business Days remains in such period subsequent to the time the Company notifies Parent of any such material revision) and (2) that the Company Board intends to terminate this Agreement pursuant to this Section 9.1(l) in response to such Superior Proposal and the opportunity to meet with the Company Board and the Company’s financial advisors and outside legal counsel at such times as Parent may reasonably request for the purpose of enabling Parent and the Company to discuss in good faith this Agreement and the terms and conditions hereof, and any modifications of the terms and conditions of this Agreement that Parent may propose in response thereto;

(v) after the foregoing five (5) Business Day period and any extensions and, if requested by Parent, meetings with Parent and its financial advisors and legal counsel during such period, (1) Parent shall not have made a proposal at least as favorable or more favorable to the Company’s stockholders as such Acquisition Proposal, (2) the Company Board shall have determined in good faith (after consultation with its financial advisor and its outside legal counsel) that (A) such Acquisition Proposal continues to constitute a Superior Proposal, and (B) in light of such Superior Proposal and after good faith consideration of all proposals by Parent, the failure to terminate this Agreement pursuant to this Section 9.1(l) would be a breach of its fiduciary duties to the Company’s stockholders under the DGCL; and

(vi) concurrently with the termination of this Agreement pursuant to this Section 9.1(l) (and as a condition to the effectiveness of such termination), the Company shall (A) enter into a definitive agreement for the Superior Proposal referenced in this Section 9.1(l) and (B) pay to Parent a fee equal to the Termination Fee Amount pursuant to Section 9.3.

9.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 9.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Parent, the Merger Subs or the Company, or any of their respective directors, officers or other employees, or stockholders, if applicable; provided, however, that each party hereto shall remain liable for any breaches of this Agreement that occurred prior to its termination; and provided further, however, that, the provisions of Section 6.6

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(Confidentiality), Section 6.7 (Public Disclosure), Section 6.14 (Expenses and Fees), Section 9.3 (Termination Fees) and Article X (General Provisions) and this Section 9.2 shall remain in full force and effect and survive any termination of this Agreement pursuant to the terms of this Article IX.

9.3 Termination Fees.

(a) Company Payments.

(i) The Company shall pay to Parent a fee equal to Three Million Five Hundred Thousand Dollars ($3,500,000) (the “Termination Fee Amount”), less any Parent Expenses paid by the Company, by wire transfer of immediately available funds to an account or accounts designated in writing by Parent, in the event that (A) following the execution and delivery of this Agreement and prior to the Company Stockholder Meeting, an Acquisition Proposal shall have been publicly announced, shall have become publicly known or otherwise shall have become known to the Company Stockholders and (B) this Agreement is validly terminated pursuant to Section 9.1(h), and (C) within twelve (12) months following the valid termination of this Agreement pursuant to Section 9.1(h), either (1) an Acquisition Transaction is consummated, or (2) the Company enters into a letter of intent, memorandum of understanding or other Contract providing for an Acquisition Transaction and such Acquisition Transaction is consummated (whether or not within the preceding twelve (12) month period). The fee amount payable pursuant to this Section 9.3(a)(i) shall be paid within one (1) Business Day of the consummation of the applicable Acquisition Transaction contemplated by the foregoing clause (C). For purposes of this Agreement, an “Acquisition Transaction” shall have the same meaning as an Acquisition Proposal except the references to “fifteen percent (15%)” in the definition of Acquisition Transaction shall be deemed to be “fifty percent (50%).”

(ii) In the event that this Agreement is validly terminated pursuant to Section 9.1(k), then the Company shall pay to Parent a fee equal to the Termination Fee Amount, less any Parent Expenses actually paid by the Company pursuant to this Section 9.3(a), by wire transfer of immediately available funds to an account or accounts designated in writing by Parent, within one (1) Business Day after demand by Parent.

(iii) In the event that this Agreement is validly terminated pursuant to Section 9.1(l), as a condition to such termination, the Company shall pay to Parent a fee equal to the Termination Fee Amount, less any Parent Expenses paid by the Company, by wire transfer of immediately available funds to an account or accounts designated in writing by Parent.

(iv) In the event that this Agreement is terminated pursuant to Section 9.1(h), the Company shall as promptly as possible (but in any event within three (3) Business Days) following the receipt of an invoice therefor pay all of Parent’s documented reasonable out-of-pocket fees and expenses (including reasonable legal and other third party advisors fees and expenses) actually incurred by Parent and its Affiliates on or prior to the termination of this Agreement in connection with the transactions contemplated by this Agreement, but in no event more than One Million Eight Hundred Twenty Thousand Dollars ($1,820,000) (the “Parent Expenses”) as directed by Parent in writing; provided that the amount of any payment of the Parent Expenses pursuant to this Section 9.3(a) shall be credited against any obligation of the Company to pay the Termination Fee Amount pursuant to this Section 9.3(a).

(b) Parent Payments.

(i) In the event that this Agreement is terminated pursuant to Section 9.1(j), Parent shall as promptly as possible (but in any event within three (3) Business Days) following receipt of an invoice therefor pay all of the Company’s documented reasonable out-of-pocket fees and expenses (including reasonable legal and other third party advisors fees and expenses) actually incurred by the Company

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and its Affiliates on or prior to the termination of this Agreement in connection with the transactions contemplated by this Agreement, but in no event more than One Million Eight Hundred Twenty Thousand Dollars ($1,820,000) (the “Company Expenses”) as directed by the Company in writing.

(ii) In the event that this Agreement is validly terminated pursuant to Section 9.1(i), Parent shall pay to the Company a fee equal to the Termination Fee Amount, less any Company Expenses paid by Parent, by wire transfer of immediately available funds to an account or accounts designated in writing by the Company, within one (1) Business Day after demand by the Company.

(c) Enforcement. Each of Parent and the Company acknowledges and hereby agrees that the provisions of this Section 9.3 are an integral part of the transactions contemplated by this Agreement, and that, without such provisions, neither Parent nor the Company would have entered into this Agreement. Accordingly, if the Company or Parent shall fail to pay in a timely manner any amounts due and payable pursuant to this Section 9.3, and, in order to obtain such payment, Parent or the Company shall make a claim for amounts due under this Section 9.3 and such claim results in a judgment, the party against whom the judgment was entered shall pay the other party an amount in cash equal to such party’s costs and expenses (including its attorneys fees and expenses) incurred in connection with such claim, together with interest at the prime rate of Citibank N.A. in effect on the date such payment was required to be made. The parties acknowledge and agree that in no event shall the Company be obligated to pay the Termination Fee Amount on more than one occasion, whether or not the Termination Fee Amount may be payable under more than one provision of this Agreement at the same or at different times and the occurrence of different events.

9.4 Amendments. Subject to applicable Legal Requirements and the other provisions of this Agreement, this Agreement may be amended by the parties hereto by action taken by their respective boards of directors at any time prior to the Effective Time by execution of an instrument in writing signed on behalf of each of Parent, the Merger Subs and the Company. For purposes of this Section 9.4, the Company Stockholders agree that any amendment of this Agreement after the Effective Time signed by the Stockholder Representative shall be binding upon and effective against the Company Stockholders whether or not they have signed such amendment.

9.5 Extension; Waiver. At any time prior to the Effective Time, Parent and the Merger Subs, on the one hand, and the Company and the Stockholder Representative, on the other hand, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations of the other party hereto, (b) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the covenants, agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. For purposes of this Section 9.5, the Company Stockholders agree that any extension or waiver signed by the Stockholder Representative shall be binding upon and effective against all Company Stockholders whether or not they have signed such extension or waiver.

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ARTICLE X

GENERAL PROVISIONS

10.1 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial messenger or courier service, or mailed by registered or certified mail (return receipt requested) or sent via facsimile (with acknowledgment of complete transmission) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice or, if specifically provided for elsewhere in this Agreement, by email); provided, however, that notices sent by mail will not be deemed given until received:

(a)	If to Parent, the Merger Subs or the Company (after the Closing), to:

Limelight Networks, Inc.

2220 W. 14th Street

Tempe, AZ 85281

Attention: Philip C. Maynard

Senior Vice President, Chief Legal Officer and Secretary

Facsimile No.: (602) 850-4915

with a copy to:

Wilson Sonsini Goodrich & Rosati, P.C.

650 Page Mill Road

Palo Alto, California 94304

Attention: Mark Reinstra, Esq.

Facsimile No.: (650) 493-6811

(b)	If to the Company (prior to the Closing), to:

EyeWonder, Inc.

229 Peachtree Street NE

International Tower, Suite 1700

Atlanta, GA 30309

Attention: ~~J~~erome F. Connell, Jr.

Facsimile No.: (678) 623-0369

with a copy to:

Kilpatrick Stockton LLP

1100 Peachtree Street, NE

Suite 2800

Atlanta, GA 30309-4530

Attention: W. Benjamin Barkley

Facsimile No.: (404) 541-3121

(c)	If to the Stockholder Representative, to:

John Vincent

c/o EyeWonder, Inc.

229 Peachtree Street NE

International Tower, Suite 1700

Atlanta, GA 30309

Facsimile No.: ~~(~~678) 891-2017

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with a copy to:

Kilpatrick Stockton LLP

1100 Peachtree Street, NE

Suite 2800

Atlanta, GA 30309-4530

Attention: W. Benjamin Barkley

Facsimile No.: 404.541.3121

(d)	If to the Escrow Agent, to:

Deutsche Bank National Trust Company

101 California St, 47th Fl

San Francisco, CA 94111

Attn: Raafat Albert Sarkis

Fax: 415-617-4280

10.2 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

10.3 Telecopy Execution and Delivery. A facsimile, telecopy or other reproduction of this Agreement may be executed by one or more parties hereto, and an executed copy of this Agreement may be delivered by one or more parties hereto by facsimile or similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen, and such execution and delivery shall be considered valid, binding and effective for all purposes. At the request of any party hereto, all parties hereto agree to execute an original of this Agreement as well as any facsimile, telecopy or other reproduction hereof.

10.4 Entire Agreement. This Agreement, the Exhibits and Schedules hereto, the Company Disclosure Schedule, the Parent Disclosure Schedule, the Reciprocal Confidentiality Agreement, and the documents and instruments and other agreements among the parties hereto referenced herein constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings both written and oral, among the parties with respect to the subject matter hereof.

10.5 No Third Party Beneficiaries. This Agreement, the Exhibits and Schedules hereto, the Company Disclosure Schedule, the Parent Disclosure Schedule, the Reciprocal Confidentiality Agreement, and the documents and instruments and other agreements among the parties hereto referenced herein are not intended to, and shall not, confer upon any other person any rights or remedies hereunder, other than the Indemnified Parties and other than the directors and officers of the Company pursuant to Section 6.23.

10.6 Assignment. This Agreement, the Exhibits and Schedules hereto, the Company Disclosure Schedule, the Parent Disclosure Schedule, the Reciprocal Confidentiality Agreement, and the documents and instruments and other agreements among the parties hereto referenced herein shall not be assigned by operation of law or otherwise, except that, following the Effective Time, Parent may assign its rights and delegate its obligations hereunder to any wholly-owned subsidiary thereof, provided, however, that no such assignment pursuant to this Section 10.6 shall relieve Parent of its obligations hereunder.

10.7 Severability. In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or

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circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

10.8 Other Remedies. Any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

10.9 Governing Law. This Agreement shall be governed in all respects by the laws of the State of Delaware as applied to agreements entered into and performed entirely in the State of Delaware by residents thereof, without regard to any provisions thereof relating to conflicts of laws among different jurisdictions.

10.10 Consent to Jurisdiction. Subject to the terms of Section 8.5, each of the parties hereto irrevocably consents to the exclusive jurisdiction and venue of any court in the State of Delaware and agrees that any action involving any equitable claim shall be brought exclusively in the Delaware Court of Chancery, in connection with any matter based upon or arising out of this Agreement or the matters contemplated herein, agrees that process may be served upon them in any manner authorized by the laws of the State of Delaware for such persons and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction, venue and such process. Subject to the terms of Section 8.5, each party agrees not to commence any legal proceedings related hereto except in such courts.

10.11 Waiver of Jury Trial. EACH OF PARENT, THE MERGER SUBS AND THE COMPANY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF PARENT, THE MERGER SUBS OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

10.12 Specific Performance. The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, Parent, the Merger Subs, the Company, the Escrow Agent and the Stockholder Representative have executed, or caused this Agreement to be executed, all as of the date first written above.

LIMELIGHT NETWORKS, INC.

By:	/s/ Jeff Lunsford
Name:	Jeff Lunsford
Title:	CEO

ELVIS MERGER SUB ONE CORPORATION

By:	/s/ Jeff Lunsford
Name:	Jeff Lunsford
Title:	President

ELVIS MERGER SUB TWO LLC

By:	/s/ Jeff Lunsford
Name:	Jeff Lunsford
Title:	President

EYEWONDER, INC.

By:	/s/ John J. Vincent
Name:	John J. Vincent
Title:	CEO

DEUTSCHE BANK NATIONAL TRUST COMPANY

By:	/s/ Raafat A. Sarkis
Name:	Raafat A. Sarkis
Title:	Vice President

By:	/s/ Sonia N. Flores
Name:	Sonia N. Flores
Title:	Vice President

STOCKHOLDER REPRESENTATIVE

By:	/s/ John J. Vincent
Name:	John J. Vincent
Title:

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Annex B

FORM OF EYEWONDER, INC VOTING AGREEMENT

THIS VOTING AGREEMENT (this “Agreement”) is made and entered into as of December 21, 2009 by and between Limelight Networks, Inc., a Delaware corporation (“Parent”), and the undersigned Stockholder (the “Stockholder”) of EyeWonder, Inc., a Delaware corporation (the “Company”).

WITNESSETH:

WHEREAS, Parent, the Company, Elvis Merger Sub One Corporation, a Delaware corporation and a direct, wholly-owned subsidiary of Parent (“Merger Sub One”), Elvis Merger Sub Two LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of Parent (“Merger Sub Two” and together with Merger Sub One, the “Merger Subs”), John Vincent, as stockholder representative and Deutsche Bank National Trust, as Escrow Agent have entered into an Agreement and Plan of Merger of even date herewith (the “Merger Agreement”), which provides for, among other things, and as a single integrated transaction, the merger of Merger Sub One with and into the Company (the “First Step Merger”) in accordance with the applicable provisions of the DGCL. As soon as practicable following the First Step Merger, Parent will cause the Company to merge with and into Merger Sub Two with Merger Sub Two continuing as the surviving entity (the “Second Step Merger” and, taken together with the First Step Merger, the “Merger”).

WHEREAS, the Stockholder is the beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of that number of shares of the outstanding capital stock of the Company, and the holder of options or warrants to purchase such number of shares of capital stock of the Company, in each case, as set forth on the signature page of this Agreement.

WHEREAS, as a condition and inducement to the willingness of Parent, Merger Sub One and Merger Sub Two to enter into the Merger Agreement, the Stockholder (in the Stockholder’s capacity as such) has agreed to enter into this Agreement.

NOW, THEREFORE, intending to be legally bound, the parties hereto agree as follows:

1. Certain Definitions. All capitalized terms that are used but not defined herein shall have the respective meanings ascribed to them in the Merger Agreement. For all purposes of and under this Agreement, the following terms shall have the following respective meanings:

(a) “Beneficially Owned,” “Beneficial Owner” and “Beneficial Ownership” have the meanings set forth in Rule 13d-3 promulgated under the Securities Act.

(b) “Expiration Date” shall mean the earlier to occur of (i) such date and time as the Merger Agreement shall have been validly terminated pursuant to Article IX thereof, (ii) such date and time as the Requisite Company Voting Approval has been obtained, (iii) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement or (iv) the written agreement of the parties hereto to terminate this Agreement.

(c) “Person” shall mean any individual, corporation, limited liability company, general or limited partnership, trust, unincorporated association or other entity of any kind or nature, or any governmental authority.

(d) “Record Date” shall mean the record date for any meeting of the Company Stockholders at which a vote on any of the matters described in Section 3(a) will be held, as specified in the notice to the Company Stockholders in respect of such meeting.

(e) “Shares” shall mean (i) all equity securities of the Company (including all shares of Company Common Stock, Company Preferred Stock and all Company Options, Company Warrants and other rights to acquire shares of Company Common Stock) owned by the Stockholder itself (and not any of its Affiliates) as of the date hereof, and (ii) all additional equity securities of the Company (including all additional shares of Company Common Stock, Company Preferred Stock and all additional Company Options, Company Warrants and other rights to acquire shares of Company Common Stock) of which the Stockholder itself (and not any of its affiliates) acquires ownership during the period from the date of this Agreement through the Expiration Date (including by way of stock dividend or distribution, split-up, recapitalization, combination, exchange of shares and the like).

(f) “Transfer” A Person shall be deemed to have effected a “Transfer” of a Share if such person directly or indirectly (i) sells, pledges, encumbers, assigns, grants an option with respect to, transfers, tenders or disposes of such Share or any interest in such Share, or (ii) enters into an agreement or commitment providing for the sale of, pledge of, encumbrance of, assignment of, grant of an option with respect to, transfer, tender of or disposition of such Share or any interest therein.

2. Transfer of Shares.

(a) Transfer Restrictions. Until the Expiration Date, the Stockholder shall not Transfer (or cause or permit the Transfer of ) any of the Shares, or enter into any agreement relating thereto, except by (i) selling already-owned Shares either to pay the exercise price upon the exercise of a Company Option or to satisfy the Stockholder’s tax withholding obligation upon the exercise of a Company Option, in each case as permitted by any Company Stock Option Plan or (ii) transferring Shares to Affiliates, immediate family members, a trust established for the benefit of Stockholder and/or for the benefit of one or more members of the Stockholder’s immediate family or upon the death of the Stockholder or charitable organizations or in connection with, or solely for the purpose of, personal tax-planning, provided that, as a condition to such Transfer, the recipient agrees to be bound by this Agreement and delivers a Proxy (as defined below) in the form attached hereto as Exhibit A. Any Transfer, or purported Transfer, of Shares in breach or violation of this Agreement shall be void and of no force or effect.

(b) Transfer of Voting Rights. The Stockholder shall not deposit (or cause or permit the deposit of) any Shares in a voting trust or grant any proxy or enter into any voting agreement or similar agreement in contravention of the obligations of the Stockholder under this Agreement with respect to any of the Shares.

3. Agreement to Vote Shares.

(a) Prior to the Expiration Date, at every meeting of the Company Stockholders, and at every adjournment or postponement thereof, and on every action or approval by written consent of the Company Stockholders, the Stockholder (in the Stockholder’s capacity as such), to the extent not voted by the Person(s) appointed under the Proxy, shall, or shall cause the holder of record on any applicable record date to, vote the Shares:

(i) in favor of the adoption of the Merger Agreement, and in favor of each of the other actions contemplated by the Merger Agreement and any action required in furtherance thereof;

(ii) against approval of any proposal made in opposition to, in competition with, or would result in a breach of, the Merger Agreement or the Merger or any other transactions contemplated by the Merger Agreement; and

(iii) against any of the following actions (other than those actions that relate to the Merger and any other transactions contemplated by the Merger Agreement): (A) any merger, consolidation, business combination, sale of assets, reorganization or recapitalization of or involving the Company or any of its Subsidiaries, (B) any sale, lease or transfer of any significant part of the assets of the Company or any of its Subsidiaries, (C) any reorganization, recapitalization, dissolution, liquidation or winding up of the Company or any of its Subsidiaries, (D) any material change in the capitalization of the Company or any of its Subsidiaries, or the corporate structure of the Company or any of its Subsidiaries, or

(E) any other action that is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any other transactions contemplated by the Merger Agreement.

(b) In the event that a meeting of the Company Stockholders is held, the Stockholder shall, or shall cause the holder of record on any applicable record date to, appear at such meeting or otherwise cause the Shares to be counted as present thereat for purposes of establishing a quorum.

(c) The Stockholder shall not enter into any agreement or understanding with any Person to vote or give instructions in any manner inconsistent with the terms of this Section 3.

(d) Notwithstanding the foregoing, Stockholder shall remain free to vote in favor of or against any matter not covered by this Section 3, but only to the extent that such vote would not reasonably be expected to compete with, interfere with, impede, delay or nullify the Merger Agreement or the Merger or any other transactions contemplated by the Merger Agreement.

(e) Within two Business Days following the mailing of a notice from the Company for any meeting of the Company Stockholders at which a vote on any of the matters described in Section 3(a) will be held (and, in any event, prior to the Record Date), the Stockholder shall exercise each Company Option then Beneficially Owned by such Stockholder in accordance with the terms of the Company Stock Option Plan. Within two Business Days following the mailing of a notice from the Company for any meeting of the Company Stockholders at which a vote on any of the matters described in Section 3(a) will be held (and, in any event, prior to the Record Date), the Stockholder shall convert each Company Warrant then Beneficially Owned by such Stockholder into shares of Company Capital Stock in accordance with the applicable warrant agreement. From the date of this Agreement until the Termination Date, the Stockholder shall not exercise or convert any Company Options or Company Warrants pursuant to any cashless or net exercise provisions that may be applicable to such Company Options or Company Warrants (including for the avoidance of debt, Company Options or Company Warrants converted or exercised to satisfy the Stockholder’s obligations pursuant to the previous two sentences).

4. No Solicitation.

(a) The Stockholder shall immediately cease any and all existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any Acquisition Proposal.

(b) At all times during the period commencing with the execution and delivery of this Agreement and continuing until the Expiration Date, the Stockholder shall not, directly or indirectly:

(i) solicit, encourage, seek, entertain, support, assist, initiate or participate in any inquiry, negotiations or discussions, or enter into any Contract, with respect to any Acquisition Proposal

(ii) disclose or furnish any information not customarily disclosed to any person concerning the business, technologies or properties of the Company or any of its Subsidiaries, or afford to any Person access to its properties, technologies, books or records, not customarily afforded such access;

(iii) assist or cooperate with any Person to make any proposal to purchase all or any part of the Company Capital Stock or assets of the Company or any of its Subsidiaries; or

(iv) propose or agree to do any of the foregoing.

5. Agreement Not to Exercise Appraisal Rights. The Stockholder shall not exercise, and hereby irrevocably and unconditionally waives, any statutory rights (including, without limitation, under Section 262 of the DGCL) to demand appraisal of any Shares that may arise in connection with the Merger.

6. Agreement to Convert Preferred Stock. If the Stockholder is the Beneficial Owner of any Shares of Company Preferred Stock, Stockholder agrees, at the request of the Company, to exercise Stockholder’s right to convert such Company Preferred Stock into Company Common Stock, with such conversion to be effective as of the day immediately prior to the Closing Date. The Company shall be a third party beneficiary of this Section 6, and shall have the right to specifically enforce this Section 6.

7. Directors and Officers. Notwithstanding any provision of this Agreement to the contrary, nothing in this Agreement shall limit or restrict a Stockholder who is a director or officer of the Company from acting in such capacity or voting, in his capacity as a director of the Company, in the Stockholder’s sole discretion on any matter (it being understood that this Agreement shall apply to the Stockholder solely in the Stockholder’s capacity as a Stockholder of the Company). In this regard, the Stockholder shall not be deemed to make any agreement or understanding in this Agreement in Stockholder’s capacity as a director or officer of the Company.

8. Irrevocable Proxy. Concurrently with the execution of this Agreement, the Stockholder shall deliver to Parent a proxy in the form attached hereto as Exhibit A (the “Proxy”), which shall be irrevocable to the fullest extent permissible by law, with respect to the Shares.

9. Representations and Warranties of the Stockholder.

(a) Power; Binding Agreement. The Stockholder has full power and authority to execute and deliver this Agreement and the Proxy, to perform the Stockholder’s obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Stockholder and, assuming this Agreement constitutes a valid and binding obligation of Parent , constitutes a valid and binding obligation of the Stockholder, enforceable against the Stockholder in accordance with its terms.

(b) No Conflicts. None of the execution and delivery by the Stockholder of this Agreement, the performance by the Stockholder of its obligations hereunder or the consummation by the Stockholder of the transactions contemplated hereby will (i) result in a violation or breach of any agreement to which the Stockholder is a party or by which the Stockholder may be bound, including any voting agreement or voting trust, or (ii) violate any order, writ, injunction, decree, judgment, order, statute, rule, or regulation applicable to the Stockholder.

(c) Ownership of Shares. The Stockholder (i) is the sole beneficial owner of the shares of Company Capital Stock set forth on the signature page of this Agreement, all of which are free and clear of any liens, security interests, pledges or options, proxies, voting trusts or agreements, understandings or agreements, or any other rights or encumbrances whatsoever (“Encumbrances”) (except any Encumbrances arising under securities laws or arising hereunder), (ii) is the sole holder of Company Options that are exercisable for the number of shares of Company Common Stock set forth on the signature page of this Agreement, all of which Company Options and shares of Company Common Stock issuable upon the exercise of such Company Options are, or in the case of Company Common Stock received upon exercise of an option after the date hereof will be, free and clear of any Encumbrances (except any Encumbrances arising under securities laws or arising hereunder), and (iii) except as set forth on the signature page to this Agreement, does not own, beneficially or otherwise, any securities of the Company other than the shares of Company Capital Stock or options to purchase shares of Company Common Stock, and shares of Company Common Stock issuable upon the exercise of such Company Options, set forth on the signature page of this Agreement.

(d) Voting Power. The Stockholder has sole voting power, sole power of disposition, sole power to issue instructions with respect to the matters set forth herein, and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Shares, with no limitations, qualifications or restrictions on such rights, subject to applicable federal securities laws and the terms of this Agreement.

(e) No Finder’s Fees. No broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s, financial adviser’s or other similar fee or commission in connection with this Agreement based upon arrangements made by or on behalf of the Stockholder.

(f) Reliance by Parent. The Stockholder understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon the Stockholder’s execution and delivery of this Agreement.

(g) No Legal Actions. Stockholder agrees that Stockholder will not in Stockholder’s capacity as a Stockholder of the Company bring, commence, institute, maintain, prosecute or voluntarily aid any action, claim, suit or cause of action, in law or in equity, in any court or before any Governmental Entity, which

(i) challenges the validity of or seeks to enjoin the operation of any provision of this Agreement or (ii) alleges that the execution and delivery of this Agreement by Stockholder, either alone or together with the other Company voting agreements and proxies to be delivered in connection with the execution of the Merger Agreement, or the approval of the Merger Agreement by the Company Board, breaches any fiduciary duty of the Company Board or any member thereof.

10. Certain Restrictions. The Stockholder shall not, directly or indirectly, take any action that would make any representation or warranty of the Stockholder contained herein untrue or incorrect.

11. Disclosure. The Stockholder shall permit Parent to publish and disclose in all documents and schedules filed with the SEC, and any press release or other disclosure document that Parent determines to be necessary or desirable in connection with the Merger and any transactions related to the Merger, the Stockholder’s identity and ownership of Shares and the nature of the Stockholder’s commitments, arrangements and understandings under this Agreement.

12. Fiduciary Duties. The parties acknowledge that this Agreement is entered into by the Stockholder in his, her or its capacity as owner of the Shares and that nothing in this Agreement shall in any way restrict or limit any director or officer of the Company from taking any action in his capacity as a director or officer of the Company that is necessary or appropriate for him to carry out his obligations as a director or officer of the Company, including, without limitation, participating in his capacity as such in any discussions or negotiations in accordance with Section 5.3 of the Merger Agreement. It is expressly understood and agreed by the parties hereto that, if the Stockholder is a Trustee of a Trust, (i) this Agreement is executed and delivered by the Stockholder not in his individual capacity but solely as Trustee of such Trust in the exercise of the power and authority conferred and vested in him as Trustee; (ii) each of the representations, undertakings and agreements made herein by a Trustee is made and intended not as a personal representation, undertaking and agreement of the Trustee but is made and intended for the purpose of binding the Trustee only in his capacity as trustee of such Trust; (iii) nothing contained herein shall be construed as creating any liability on the part of a Trustee, individually or personally, to perform any covenant of the Stockholder either expressed or implied contained herein other than in his capacity as trustee of such Trust and out of and to the extent of the assets of such Trust; and (iv) under no circumstances shall a Trustee be personally liable for the payment of any indebtedness or expense of such Trust or be liable for the breach or failure of any obligation, representation, warranty or covenant made or undertaken by the Stockholder under this Agreement, or otherwise, except out of and to the extent of the assets of such Trust and not out of the personal assets of such Trustee.

13. No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to any Shares. Except as provided in this Agreement, all rights, ownership and economic benefits relating to the Shares shall remain vested in and belong to Stockholder.

14. Further Assurances. Subject to the terms and conditions of this Agreement, the Stockholder shall use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary to fulfill such Stockholder’s obligations under this Agreement.

15. Stop Transfer Instructions. At all times commencing with the execution and delivery of this Agreement and continuing until the Expiration Date, the Company shall not register the Transfer (by book-entry or otherwise) of any certificate or uncertificated interest representing any of the Shares unless such Transfer is made pursuant to and in compliance with the terms and conditions of this Agreement.

16. Termination. This Agreement and the Proxy shall terminate and shall have no further force or effect as of the Expiration Date. Notwithstanding the foregoing, nothing set forth in this Section 16 or elsewhere in this Agreement shall relieve either party hereto from liability, or otherwise limit the liability of either party hereto, for any intentional breach of this Agreement.

17. Miscellaneous.

(a) Validity. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of the other provisions of this Agreement, which will remain in full force and effect. In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to negotiate in good faith to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the purposes of such void or unenforceable provision.

(b) Binding Effect and Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by operation of law or otherwise by either of the parties without prior written consent of the other.

(c) Amendments; Waiver. This Agreement may be amended by the parties hereto, and the terms and conditions hereof may be waived, only by an instrument in writing signed on behalf of each of the parties hereto, or, in the case of a waiver, by an instrument signed on behalf of the party waiving compliance.

(d) Specific Performance; Injunctive Relief. The parties hereto agree that Parent shall be irreparably harmed and that there shall be no adequate remedy at law for a violation of any of the covenants or agreements of the Stockholder set forth herein. Therefore, it is agreed that, in addition to any other remedies that may be available to Parent upon any such violation, Parent shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to Parent at law or in equity.

(e) Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial messenger or courier service, or mailed by registered or certified mail (return receipt requested) or sent via facsimile (with acknowledgment of complete transmission) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice); provided, however, that notices sent by mail will not be deemed given until received:

If to Parent:

Limelight Networks, Inc.

2220 W. 14th Street

Tempe, AZ 85281

Attention: Philip C. Maynard,

Senior Vice President, Chief Legal Officer and Secretary

Telephone: 602-850-4815

Facsimile: 602-850-4915

with a copy to:

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, California 94304-1050

Attention: Mark Reinstra

Telephone: 650-320-4566

Facsimile: 650-493-6811

If to the Stockholder:

EyeWonder, Inc.

229 Peachtree Street NE

International Tower, Suite 1700

Atlanta, GA 30309

Attention: ~~J~~erome F. Connell, Jr.

Facsimile No.: (678) 623-0369

with a copy to:

Kilpatrick Stockton LLP

1100 Peachtree Street, NE

Suite 2800

Atlanta, GA 30309-4530

Attention: W. Benjamin Barkley

Facsimile No.: (404) 541-3121

(f) No Waiver. The failure of either party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect of this Agreement at law or in equity, or to insist upon compliance by any other party with its obligation under this Agreement, and any custom or practice of the parties at variance with the terms of this Agreement, shall not constitute a waiver by such party of such party’s right to exercise any such or other right, power or remedy or to demand such compliance.

(g) No Third Party Beneficiaries. Except as set forth in Section 6, this Agreement is not intended to, and shall not, confer upon any person other than the parties hereto any rights or remedies hereunder.

(h) Governing Law. This Agreement shall be governed in all respects by the laws of the State of Delaware as applied to agreements entered into and performed entirely in the State of Delaware by residents thereof, without regard to any provisions thereof relating to conflicts of laws among different jurisdictions.

(i) Submission to Jurisdiction. Each of the parties hereto irrevocably consents to the exclusive jurisdiction and venue of any court in the State of Delaware and agrees that any action involving any equitable claim shall be brought exclusively in the Delaware Court of Chancery, in connection with any matter based upon or arising out of this Agreement or the matters contemplated herein, agrees that process may be served upon them in any manner authorized by the laws of the State of Delaware for such persons and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction, venue and such process. Each party agrees not to commence any legal proceedings related hereto except in such courts.

(j) Rules of Construction. The parties hereto hereby waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

(k) Entire Agreement. This Agreement and the Proxy constitute the entire agreement between the parties with respect to the subject matter hereof and supersede all prior agreements and understandings both written and oral, between the parties with respect to the subject matter hereof.

(l) Interpretation.

(i) Whenever the words “include,” “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.” As used in this Agreement, the term “affiliate” shall have the meaning set forth in Rule 12b-2 promulgated under the Exchange Act.

(ii) The article and section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the parties hereto and shall not in any way affect the meaning or interpretation of this Agreement.

(m) Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring the expenses.

(n) Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

(o) No Obligation to Exercise Options or Warrants. Notwithstanding any provision of this Agreement to the contrary, nothing in this Agreement shall obligate the Stockholder to exercise any Company Option, Company Warrants or other right to acquire shares of Company Common Stock.

(p) Telecopy Execution and Delivery. A facsimile, telecopy or other reproduction of this Agreement may be executed by one or more parties hereto, and an executed copy of this Agreement may be delivered by one or more parties hereto by facsimile or similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen, and such execution and delivery shall be considered valid, binding and effective for all purposes. At the request of any party hereto, all parties hereto agree to execute an original of this Agreement as well as any facsimile, telecopy or other reproduction hereof.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the undersigned have executed and caused to be effective this Agreement as of the date first above written.

LIMELIGHT NETWORKS, INC.	STOCKHOLDER

By:	By:

Name:	Name:

Title:	Name:

Shares Beneficially owned as of the date hereof:

shares of Company Common Stock

shares of Company Preferred Stock

shares of Company Common Stock issuable upon exercise of outstanding options

**** VOTING AGREEMENT ****

EXHIBIT A

IRREVOCABLE PROXY

The undersigned Stockholder (the “Stockholder”) of EyeWonder, Inc., a Delaware corporation (the “Company”), hereby irrevocably (to the fullest extent permitted by law) appoints Limelight Networks, Inc., a Delaware corporation (“Parent”), acting through any of its Chief Executive Officer, Chief Financial Officer or Chief Legal Officer, as the sole and exclusive attorneys and proxies of the Stockholder, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the full extent that the Stockholder itself (and not any of its affiliates is entitled to do so)) with respect to all of the shares of capital stock of the Company that now are or hereafter may be beneficially owned by the Stockholder itself (and not any of its affiliates), and any and all other shares or equity securities of the Company issued or issuable in respect thereof on or after the date hereof (collectively, the “Shares”) in accordance with the terms of this Irrevocable Proxy until the Expiration Date (as defined below); provided, however, that such proxy and voting and related rights are expressly limited to the matters discussed in clauses (i) through (iii) in the fourth paragraph of this Irrevocable Proxy. Upon the Stockholder’s execution of this Irrevocable Proxy, any and all prior proxies given by the Stockholder with respect to any Shares are hereby revoked and the Stockholder agrees not to grant any subsequent proxies with respect to the Shares until after the Expiration Date.

This Irrevocable Proxy is irrevocable to the fullest extent permitted by law, is coupled with an interest and is granted pursuant to that certain Voting Agreement of even date herewith by and between Parent and the undersigned Stockholder, and is granted as a condition and inducement to the willingness of Parent, Elvis Merger Sub One Corporation, a Delaware corporation and a direct, wholly-owned subsidiary of Parent (“Merger Sub One”) and Elvis Merger Sub Two LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of Parent (“Merger Sub Two”), to enter into that certain Agreement and Plan of Merger of even date herewith (the “Merger Agreement”), among Parent, Merger Sub One, Merger Sub Two, the Company, John Vincent, as stockholder representative and Deutsche Bank National Trust Company, as Escrow Agent. The Merger Agreement provides for, among other things, and as a single integrated transaction, the merger of Merger Sub One with and into the Company (the “First Step Merger”) in accordance with the applicable provisions of the General Corporations Law of the State of Delaware. As soon as practicable following the First Step Merger, Parent will cause the Company to merge with and into Merger Sub Two, with Merger Sub Two continuing as the surviving entity (the “Second Step Merger” and, taken together with the First Step Merger, the “Merger”).

As used herein, the term “Expiration Date” shall mean the earlier to occur of (i) such date and time as the Merger Agreement shall have been validly terminated pursuant to Article IX thereof, (ii) such date and time as the Requisite Company Voting Approval has been obtained, (iii) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement or (iv) the written agreement of the Stockholder and Parent to terminate the Voting Agreement to which they are parties.

The attorneys and proxies named above, and each of them, are hereby authorized and empowered by the Stockholder, at any time prior to the Expiration Date, to act as the Stockholder’s attorney and proxy to vote the Shares, and to exercise all voting, consent and similar rights of the Stockholder with respect to the Shares (including, without limitation, the power to execute and deliver written consents) at every annual, special, adjourned or postponed meeting of stockholders of the Company and in every written consent in lieu of such meeting:

(i) in favor of the adoption of the Merger Agreement, and in favor of each of the other actions contemplated by the Merger Agreement and any action required in furtherance thereof;

(ii) against approval of any proposal made in opposition to, or in competition with, the Merger Agreement or the Merger or any other transactions contemplated by the Merger Agreement; and

(iii) against any of the following actions (other than those actions that relate to the Merger and any other transactions contemplated by the Merger Agreement): (A) any merger, consolidation, business combination, sale of assets, reorganization or recapitalization of or involving the Company or any of its Subsidiaries, (B) any sale, lease or transfer of any significant part of the assets of the Company or any of its

Subsidiaries, (C) any reorganization, recapitalization, dissolution, liquidation or winding up of the Company or any of its Subsidiaries, (D) any material change in the capitalization of the Company or any of its Subsidiaries, or the corporate structure of the Company or any of its Subsidiaries, or (E) any other action that is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any other transactions contemplated by the Merger Agreement.

As used herein, the term “Subsidiary” shall mean any entity, including a partnership, a limited liability company, a corporation, an association, a joint stock company, a trust, a joint venture, or an unincorporated organization (a “Person”), whether or not existing on the date hereof, in which the Company directly or indirectly through subsidiaries or otherwise, beneficially owns any equity interest, or voting power of or in such Person.

The attorneys and proxies named above may not exercise this Irrevocable Proxy on any other matter. The Stockholder may vote the Shares on all other matters.

Any obligation of the Stockholder hereunder shall be binding upon the successors and assigns of the Stockholder.

This Irrevocable Proxy shall terminate, and be of no further force and effect, automatically upon the Expiration Date.

Dated: , 2009	STOCKHOLDER

By:

Name:

Title:

***** IRREVOCABLE PROXY ****

EXECUTION COPY

Annex C

FORM OF LIMELIGHT NETWORKS, INC. VOTING AGREEMENT

THIS VOTING AGREEMENT (this “Agreement”) is made and entered into as of December 21, 2009 by and between EyeWonder Inc., a Delaware corporation (the “Company”), and the undersigned Stockholder (the “Stockholder”) of Limelight Networks, Inc., a Delaware corporation (“Parent”).

WITNESSETH:

WHEREAS, Parent, the Company, Elvis Merger Sub One Corporation, a Delaware corporation and a direct, wholly-owned subsidiary of Parent (“Merger Sub One”), Elvis Merger Sub Two LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of Parent (“Merger Sub Two” and together with Merger Sub One, the “Merger Subs”), John Vincent, as stockholder representative and Deutsche Bank National Trust Company, as Escrow Agent have entered into an Agreement and Plan of Merger of even date herewith (the “Merger Agreement”), which provides for, among other things, and as a single integrated transaction, the merger of Merger Sub One with and into the Company (the “First Step Merger”) in accordance with the applicable provisions of the DGCL. As soon as practicable following the First Step Merger, Parent will cause the Company to merge with and into Merger Sub Two, with Merger Sub Two continuing as the surviving entity (the “Second Step Merger” and, taken together with the First Step Merger, the “Merger”).

WHEREAS, the Stockholder is the beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of that number of shares of the outstanding capital stock of Parent, and the holder of options to purchase such number of shares of capital stock of Parent, in each case, as set forth on the signature page of this Agreement.

WHEREAS, as a condition and inducement to the willingness of the Company to enter into the Merger Agreement, the Stockholder (in the Stockholder’s capacity as such) has agreed to enter into this Agreement.

NOW, THEREFORE, intending to be legally bound, the parties hereto agree as follows:

1. Certain Definitions. All capitalized terms that are used but not defined herein shall have the respective meanings ascribed to them in the Merger Agreement. For all purposes of and under this Agreement, the following terms shall have the following respective meanings:

(a) “Expiration Date” shall mean the earlier to occur of (i) such date and time as the Merger Agreement shall have been validly terminated pursuant to Article IX thereof, (ii) such date and time as the Requisite Parent Voting Approval has been obtained or (iii) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement.

(b) “Person” shall mean any individual, corporation, limited liability company, general or limited partnership, trust, unincorporated association or other entity of any kind or nature, or any governmental authority.

(c) “Shares” shall mean (i) all equity securities of Parent (including all shares of Parent Common Stock, all options (the “Parent Options”) to purchase shares of Parent Common Stock and all other rights to acquire shares of Parent Common Stock) owned by the Stockholder itself (and not any of its Affiliates) as of the date hereof, and (ii) all additional equity securities of Parent (including all additional shares of Parent Common Stock, Parent Options and other rights to acquire shares of Parent Common Stock) of which the Stockholder itself (and not any of its Affiliates) acquires ownership during the period from the date of this Agreement through the Expiration Date (including by way of stock dividend or distribution, split-up, recapitalization, combination, exchange of shares and the like).

(d) “Transfer” A Person shall be deemed to have effected a “Transfer” of a Share if such person directly or indirectly (i) sells, pledges, encumbers, assigns, grants an option with respect to, transfers, tenders or disposes of such Share or any interest in such Share, or (ii) enters into an agreement or commitment providing for the sale of, pledge of, encumbrance of, assignment of, grant of an option with respect to, transfer, tender of or disposition of such Share or any interest therein.

2. Transfer of Shares.

(a) Transfer Restrictions. The Stockholder shall not Transfer (or cause or permit the Transfer of ) any of the Shares, or enter into any agreement relating thereto, except by (i) selling already-owned Shares either to pay the exercise price upon the exercise of a Parent Option or to satisfy the Stockholder’s tax withholding obligation upon the exercise of a Parent Option, in each case as permitted by any Parent Stock Option Plan (ii) by selling already-owned Shares pursuant to 10b5-1 trading plans existing as of the date hereof or (iii) transferring Shares to Affiliates, immediate family members, a trust established for the benefit of Stockholder and/or for the benefit of one or more members of the Stockholder’s immediate family or upon the death of the Stockholder or charitable organizations or in connection with, or solely for the purpose of, personal tax-planning, provided that, as a condition to such Transfer, the recipient agrees to be bound by this Agreement and delivers a Proxy (as defined below) in the form attached hereto as Exhibit A. Any Transfer, or purported Transfer, of Shares in breach or violation of this Agreement shall be void and of no force or effect.

(b) Transfer of Voting Rights. The Stockholder shall not deposit (or cause or permit the deposit of) any Shares in a voting trust or grant any proxy or enter into any voting agreement or similar agreement in contravention of the obligations of the Stockholder under this Agreement with respect to any of the Shares.

3. Agreement to Vote Shares.

(a) At every meeting of the Parent stockholders, and at every adjournment or postponement thereof, and on every action or approval by written consent of the Parent stockholders, the Stockholder (in the Stockholder’s capacity as such), to the extent not voted by the Person(s) appointed under the Proxy, shall, or shall cause the holder of record on any applicable record date to, vote the Shares:

(i) in favor of the issuance of Parent Common Stock in the transactions contemplated by the Merger Agreement; and

(ii) against approval of any proposal made in opposition to, in competition with, or would result in a breach of, the Merger Agreement or the Merger or any other transactions contemplated by the Merger Agreement.

(b) In the event that a meeting of the Parent stockholders is held, the Stockholder shall, or shall cause the holder of record on any applicable record date to, appear at such meeting or otherwise cause the Shares to be counted as present thereat for purposes of establishing a quorum.

(c) The Stockholder shall not enter into any agreement or understanding with any Person to vote or give instructions in any manner inconsistent with the terms of this Section 3.

4. Directors and Officers. Notwithstanding any provision of this Agreement to the contrary, nothing in this Agreement shall limit or restrict a Stockholder who is a director or officer of Parent from acting in such capacity or voting, in his capacity as a director of Parent, in the Stockholder’s sole discretion on any matter (it being understood that this Agreement shall apply to the Stockholder solely in the Stockholder’s capacity as a Stockholder of Parent). In this regard, the Stockholder shall not be deemed to make any agreement or understanding in this Agreement in Stockholder’s capacity as a director or officer of Parent.

5. Irrevocable Proxy. Concurrently with the execution of this Agreement, the Stockholder shall deliver to the Company a proxy in the form attached hereto as Exhibit A (the “Proxy”), which shall be irrevocable to the fullest extent permissible by law, with respect to the Shares.

6. Representations and Warranties of the Stockholder.

(a) Power; Binding Agreement. The Stockholder has full power and authority to execute and deliver this Agreement and the Proxy, to perform the Stockholder’s obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Stockholder and, assuming this Agreement constitutes a valid and binding obligation of the Company, constitutes a valid and binding obligation of the Stockholder, enforceable against the Stockholder in accordance with its terms.

(b) No Conflicts. None of the execution and delivery by the Stockholder of this Agreement, the performance by the Stockholder of its obligations hereunder or the consummation by the Stockholder of the transactions contemplated hereby will (i) result in a violation or breach of any agreement to which the Stockholder is a party or by which the Stockholder may be bound, including any voting agreement or voting trust, or (ii) violate any order, writ, injunction, decree, judgment, order, statute, rule, or regulation applicable to the Stockholder.

(c) Ownership of Shares. The Stockholder (i) is the sole beneficial owner of the shares of Parent Common Stock set forth on the signature page of this Agreement, all of which are free and clear of any liens, adverse claims, charges, security interests, pledges or options, proxies, voting trusts or agreements, understandings or agreements, or any other rights or encumbrances whatsoever (“Encumbrances”) (except any Encumbrances arising under securities laws or arising hereunder), (ii) is the sole holder of Parent Options that are exercisable for the number of shares of Parent Common Stock set forth on the signature page of this Agreement, all of which Parent Options and shares of Parent Common Stock issuable upon the exercise of such Parent Options are, or in the case of Parent Common Stock received upon exercise of an option after the date hereof will be, free and clear of any Encumbrances (except any Encumbrances arising under securities laws or arising hereunder), and (iii) except as set forth on the signature page to this Agreement, does not own, beneficially or otherwise, any securities of Parent other than the shares of Parent capital stock or options to purchase shares of Parent Common Stock, and shares of Parent Common Stock issuable upon the exercise of such Parent Options, set forth on the signature page of this Agreement.

(d) Voting Power. The Stockholder has sole voting power, sole power of disposition, sole power to issue instructions with respect to the matters set forth herein, and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Shares, with no limitations, qualifications or restrictions on such rights, subject to applicable federal securities laws and the terms of this Agreement.

(e) No Finder’s Fees. No broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s, financial adviser’s or other similar fee or commission in connection with this Agreement based upon arrangements made by or on behalf of the Stockholder.

(f) Reliance by the Company. The Stockholder understands and acknowledges that the Company is entering into the Merger Agreement in reliance upon the Stockholder’s execution and delivery of this Agreement.

(g) No Legal Actions. Stockholder agrees that Stockholder will not in Stockholder's capacity as a Stockholder of Parent bring, commence, institute, maintain, prosecute or voluntarily aid any action, claim, suit or cause of action, in law or in equity, in any court or before any Governmental Entity, which (i) challenges the validity of or seeks to enjoin the operation of any provision of this Agreement or (ii) alleges that the execution and delivery of this Agreement by Stockholder, either alone or together with the other Parent voting agreements and proxies to be delivered in connection with the execution of the Merger Agreement, or the approval of the Merger Agreement by the Parent Board, breaches any fiduciary duty of the Parent Board or any member thereof.

7. Certain Restrictions. The Stockholder shall not, directly or indirectly, take any action that would make any representation or warranty of the Stockholder contained herein untrue or incorrect.

8. Disclosure. The Stockholder shall permit Parent to publish and disclose in all documents and schedules filed with the SEC, and any press release or other disclosure document that Parent determines to be necessary or desirable in connection with the Merger and any transactions related to the Merger, the Stockholder’s identity and ownership of Shares and the nature of the Stockholder’s commitments, arrangements and understandings under this Agreement.

9. No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in the Company any direct or indirect ownership or incidence of ownership of or with respect to any Shares. Except as provided in this Agreement, all rights, ownership and economic benefits relating to the Shares shall remain vested in and belong to Stockholder.

10. Further Assurances. Subject to the terms and conditions of this Agreement, the Stockholder shall use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary to fulfill such Stockholder’s obligations under this Agreement.

11. Stop Transfer Instructions. At all times commencing with the execution and delivery of this Agreement and continuing until the Expiration Date, Parent shall not register the Transfer (by book-entry or otherwise) of any certificate or uncertificated interest representing any of the Shares unless such Transfer is made pursuant to and in compliance with the terms and conditions of this Agreement.

12. Termination. This Agreement and the Proxy shall terminate and shall have no further force or effect as of the Expiration Date. Notwithstanding the foregoing, nothing set forth in this Section 14 or elsewhere in this Agreement shall relieve either party hereto from liability, or otherwise limit the liability of either party hereto, for any intentional breach of this Agreement.

13. Miscellaneous.

(a) Validity. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of the other provisions of this Agreement, which will remain in full force and effect. In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the purposes of such void or unenforceable provision.

(b) Binding Effect and Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by operation of law or otherwise by either of the parties without prior written consent of the other.

(c) Amendments; Waiver. This Agreement may be amended by the parties hereto, and the terms and conditions hereof may be waived, only by an instrument in writing signed on behalf of each of the parties hereto, or, in the case of a waiver, by an instrument signed on behalf of the party waiving compliance.

(d) Specific Performance; Injunctive Relief. The parties hereto agree that the Company shall be irreparably harmed and that there shall be no adequate remedy at law for a violation of any of the covenants or agreements of the Stockholder set forth herein. Therefore, it is agreed that, in addition to any other remedies that may be available to the Company upon any such violation, the Company shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to the Company at law or in equity.

(e) Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial messenger or courier service, or mailed by registered or certified mail (return receipt requested) or sent via facsimile (with acknowledgment of complete transmission) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice); provided, however, that notices sent by mail will not be deemed given until received:

If to the Company:

EyeWonder, Inc.

229 Peachtree Street NE

International Tower, Suite 1700

Atlanta, GA 30309

Attention: ~~J~~erome F. Connell, Jr.

Facsimile No.: (678) 623-0369

with a copy to:

Kilpatrick Stockton LLP

1100 Peachtree Street, NE

Suite 2800

Atlanta, GA 30309-4530

Attention: W. Benjamin Barkley

Facsimile No.: (404) 541-3121

If to the Stockholder:

Limelight Networks, Inc.

2220 W. 14th Street

Tempe, AZ 85281

Attention: Philip C. Maynard

Senior Vice President, Chief Legal Officer and Secretary

Facsimile No.: (602) 850-4915

with a copy to:

Wilson Sonsini Goodrich & Rosati, P.C.

650 Page Mill Road

Palo Alto, California 94304

Attention: Mark Reinstra, Esq.

Facsimile No.: (650) 493-6811

(f) No Waiver. The failure of either party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect of this Agreement at law or in equity, or to insist upon compliance by any other party with its obligation under this Agreement, and any custom or practice of the parties at variance with the terms of this Agreement, shall not constitute a waiver by such party of such party’s right to exercise any such or other right, power or remedy or to demand such compliance.

(g) No Third Party Beneficiaries. This Agreement is not intended to, and shall not, confer upon any person other than the parties hereto any rights or remedies hereunder.

(h) Governing Law. This Agreement shall be governed in all respects by the laws of the State of Delaware as applied to agreements entered into and performed entirely in the State of Delaware by residents thereof, without regard to any provisions thereof relating to conflicts of laws among different jurisdictions.

(i) Submission to Jurisdiction. Each of the parties hereto irrevocably consents to the exclusive jurisdiction and venue of any court in the State of Delaware and agrees that any action involving any equitable claim shall be brought exclusively in the Delaware Court of Chancery, in connection with any matter based upon or arising out of this Agreement or the matters contemplated herein, agrees that process may be served upon them in any manner authorized by the laws of the State of Delaware for such persons and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction, venue and such process. Each party agrees not to commence any legal proceedings related hereto except in such courts.

(j) Rules of Construction. The parties hereto hereby waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

(k) Entire Agreement. This Agreement and the Proxy constitute the entire agreement between the parties with respect to the subject matter hereof and supersede all prior agreements and understandings both written and oral, between the parties with respect to the subject matter hereof.

(l) Interpretation.

(i) Whenever the words “include,” “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.” As used in this Agreement, the term “affiliate” shall have the meaning set forth in Rule 12b-2 promulgated under the Exchange Act.

(ii) The article and section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the parties hereto and shall not in any way affect the meaning or interpretation of this Agreement.

(m) Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring the expenses.

(n) Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

(o) No Obligation to Exercise Options or Warrants. Notwithstanding any provision of this Agreement to the contrary, nothing in this Agreement shall obligate the Stockholder to exercise any Parent Option or other right to acquire shares of Parent Common Stock.

(p) Telecopy Execution and Delivery. A facsimile, telecopy or other reproduction of this Agreement may be executed by one or more parties hereto, and an executed copy of this Agreement may be delivered by one or more parties hereto by facsimile or similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen, and such execution and delivery shall be considered valid, binding and effective for all purposes. At the request of any party hereto, all parties hereto agree to execute an original of this Agreement as well as any facsimile, telecopy or other reproduction hereof.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the undersigned have executed and caused to be effective this Agreement as of the date first above written.

EYEWONDER, INC.	STOCKHOLDER

By:	By:

Name:	Name:

Title:	Name:

Shares beneficially owned as of the date hereof:

shares of Parent Common Stock

shares of Parent Common Stock issuable upon exercise of outstanding options

**** VOTING AGREEMENT ****

EXHIBIT A

IRREVOCABLE PROXY

The undersigned Stockholder (the “Stockholder”) of Limelight Networks, Inc., a Delaware corporation (“Parent”), hereby irrevocably (to the fullest extent permitted by law) appoints EyeWonder Inc., a Delaware corporation (the “Company”), acting through any of its Chief Executive Officer, Chief Financial Officer or Chief Legal Officer, as the sole and exclusive attorneys and proxies of the Stockholder, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the full extent that the Stockholder is entitled to do so) with respect to all of the shares of capital stock of Parent that now are or hereafter may be beneficially owned by the Stockholder itself (and not any of its Affiliates), and any and all other shares or equity securities of Parent issued or issuable to the Stockholder itself (and not any of its Affiliates) in respect thereof on or after the date hereof (collectively, the “Shares”) in accordance with the terms of this Irrevocable Proxy until the Expiration Date (as defined below); provided, however, that such proxy and voting and related rights are expressly limited to the matters discussed in clauses (i) through (ii) in the fourth paragraph of this Irrevocable Proxy. Upon the Stockholder’s execution of this Irrevocable Proxy, any and all prior proxies given by the Stockholder with respect to any Shares are hereby revoked and the Stockholder agrees not to grant any subsequent proxies with respect to the Shares until after the Expiration Date.

This Irrevocable Proxy is irrevocable to the fullest extent permitted by law, is coupled with an interest and is granted pursuant to that certain Voting Agreement of even date herewith by and between the Company and the Stockholder, and is granted as a condition and inducement to the willingness of the Company to enter into that certain Agreement and Plan of Merger of even date herewith (the “Merger Agreement”), among Parent, Elvis Merger Sub One Corporation, a Delaware corporation and a direct, wholly-owned subsidiary of Parent (“Merger Sub One”), Elvis Merger Sub Two LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of Parent (“Merger Sub Two”) , the Company, John Vincent, as stockholder representative and Deutsche Bank National Trust Company, as Escrow Agent. The Merger Agreement provides for, among other things, and as a single integrated transaction, the merger of Merger Sub One with and into the Company (the “First Step Merger”) in accordance with the applicable provisions of the General Corporations Law of the State of Delaware. As soon as practicable following the First Step Merger, Parent will cause the Company to merge with and into Merger Sub Two, with Merger Sub Two continuing as the surviving entity (the “Second Step Merger” and, taken together with the First Step Merger, the “Merger”).

As used herein, the term “Expiration Date” shall mean the earlier to occur of (i) such date and time as the Merger Agreement shall have been validly terminated pursuant to Article IX thereof, (ii) such date and time as the Requisite Parent Voting Approval has been obtained or (iii) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement.

The attorneys and proxies named above, and each of them, are hereby authorized and empowered by the Stockholder, at any time prior to the Expiration Date, to act as the Stockholder’s attorney and proxy to vote the Shares, and to exercise all voting, consent and similar rights of the Stockholder with respect to the Shares (including, without limitation, the power to execute and deliver written consents) at every annual, special, adjourned or postponed meeting of stockholders of the Parent and in every written consent in lieu of such meeting:

(i) in favor of the adoption of issuance of the Parent Common Stock in the transactions contemplated by the Merger Agreement; and

(ii) against approval of any proposal made in opposition to, or in competition with, the Merger Agreement or the Merger or any other transactions contemplated by the Merger Agreement.

The attorneys and proxies named above may not exercise this Irrevocable Proxy on any other matter. The Stockholder may vote the Shares on all other matters.

Any obligation of the Stockholder hereunder shall be binding upon the successors and assigns of the Stockholder.

This Irrevocable Proxy shall terminate, and be of no further force and effect, automatically upon the Expiration Date.

Dated: , 2009	STOCKHOLDER

By:

Name:

Title:

***** IRREVOCABLE PROXY ****

EXECUTION COPY

Annex D

FORM OF STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement (this “Agreement”) is dated as of December 21, 2009 by and between Limelight Networks, Inc., a Delaware corporation (“Parent”) and the undersigned Stockholder (the “Stockholder”) of EyeWonder, Inc., a Delaware corporation (the “Company”).

WITNESSETH:

WHEREAS, Parent, the Company, Elvis Merger Sub One Corporation, a Delaware corporation and a direct, wholly-owned subsidiary of Parent (“Merger Sub One”), Elvis Merger Sub Two LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of Parent (“Merger Sub Two” and together with Merger Sub One, the “Merger Subs”), John Vincent, as stockholder representative and Deutsche Bank National Trust, as Escrow Agent have entered into an Agreement and Plan of Merger of even date herewith (the “Merger Agreement”), which provides for, among other things, and as a single integrated transaction, the merger of Merger Sub One with and into the Company in accordance with the applicable provisions of the DGCL. As soon as practicable following the First Step Merger, Parent will cause the Company to merge with and into Merger Sub Two, with Merger Sub Two continuing as the surviving entity (the “Second Step Merger” and, taken together with the First Step Merger, the “Merger”).

WHEREAS, the Stockholder is the beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of that number of shares of the outstanding capital stock of the Company, and the holder of options and warrants to purchase such number of shares of capital stock of the Company, in each case, as set forth on the signature page of this Agreement.

WHEREAS, concurrently with the execution and delivery of this Agreement, the Stockholder and Parent shall execute and deliver a voting agreement (“Voting Agreement”) dated as of even date herewith.

WHEREAS, as a condition and inducement to the willingness of Parent, Merger Sub One and Merger Sub Two to enter into the Merger Agreement, the Stockholder (in the Stockholder’s capacity as such) has agreed to enter into this Agreement and to execute the Stock Power attached hereto as Exhibit A.

NOW, THEREFORE, intending to be legally bound, the parties hereto agree as follows:

SECTION 1

SALE

1.1 Certain Definitions. All capitalized terms that are used but not defined herein shall have the respective meanings ascribed to them in the Merger Agreement. For all purposes of and under this Agreement, the following terms shall have the following respective meanings:

(a) “Beneficially Owned,” “Beneficial Owner” and “Beneficial Ownership” have the meanings set forth in Rule 13d-3 promulgated under the Securities Act.

(b) “Option Commencement Date” shall mean the earlier to occur of (i) such date and time as the Company shall have terminated the Merger Agreement pursuant to Sections 9.1(l) thereof or (ii) such date and time as the Stockholder shall have materially breached any of its obligations under the Voting Agreement.

(c) “Person” shall mean any individual, corporation, limited liability company, general or limited partnership, trust, unincorporated association or other entity of any kind or nature, or any governmental authority.

(d) “Shares” shall mean (i) all equity securities of the Company (including all shares of Company Common Stock, Company Preferred Stock and all Company Options, Company Warrants and other rights to acquire shares of Company Common Stock) owned by the Stockholder as of the date hereof, and (ii) all additional equity securities of the Company (including all additional shares of Company Common Stock, Company Preferred Stock and all additional Company Options, Company Warrants and other rights to acquire shares of Company Common Stock) of which the Stockholder acquires ownership during the period from the date of this Agreement through the Termination Date (including by way of stock dividend or distribution, split-up, recapitalization, combination, exchange of shares and the like).

(e) “Termination Date” shall mean the earliest to occur of (i) such date and time as the Merger Agreement shall have been validly terminated pursuant to Article IX (other than a termination pursuant to Sections 9.1(l) thereof), (ii) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement or (iii) such date and time as the Closing shall have occurred.

(f) “Transfer” A Person shall be deemed to have effected a “Transfer” of a Share if such person directly or indirectly (i) sells, pledges, encumbers, assigns, grants an option with respect to, transfers, tenders or disposes of such Share or any interest in such Share, or (ii) enters into an agreement or commitment providing for the sale of, pledge of, encumbrance of, assignment of, grant of an option with respect to, transfer, tender of or disposition of such Share or any interest therein.

1.2 Purchase and Sale of Shares. Subject to the terms and conditions of this Agreement, from the Option Commencement Date until the Termination Date, Parent may exercise an option (the “Parent Option”) to purchase up to all of the Shares then Beneficially Owned by the Stockholder by delivering a Parent Option Notice in the form attached hereto as Exhibit B to the Company. If Parent shall deliver a Parent Option Notice, Parent shall purchase, and the Stockholder shall sell, that number of Shares set forth in the Parent Option Notice for the following consideration (collectively, the “Parent Option Consideration”):

(i) an amount in cash per share (the “Per Share Price”) that is equal to the portion of the Merger Consideration that would have been payable to the Stockholder at the closing of the Merger, assuming for this purpose that all of Revenue Shares and EBITDA Shares are paid in full and that the Final Adjusted Cash Consideration is equal to Sixty-Two Million Dollars ($62,000,000), for each share of Company Common Stock set forth in the Parent Option Notice;

(ii) the Per Share Price for each share of Company Series A Preferred Stock and Company Series B Preferred Stock set forth in the Parent Option Notice on an as-converted basis as if such shares had been converted into shares of Company Common Stock;

(iii) the Per Share Price less the applicable exercise price for each Company Option set forth in the Parent Option Notice; and

(iv) the Per Share Price less the applicable exercise price for each Company Warrant set forth in the Parent Option Notice.

(b) Within two Business Days following its receipt of the Parent Option Notice, the Stockholder shall exercise each Company Option set forth in the Parent Option Notice in accordance with the terms of the Company Stock Option Plan. Within two Business Days of its receipt of the Parent Option Notice, the Stockholder shall convert each Company Warrant into shares of Company Capital Stock in accordance with the applicable warrant agreement. From the date of this Agreement until the Termination Date, the Stockholder shall not exercise or convert any Company Options or Company Warrants pursuant to any cashless or net exercise provisions that may be applicable to such Company Options or Company Warrants (including for the avoidance of debt, Company Options or Company Warrants converted or exercised to satisfy the Stockholder’s obligations pursuant to the previous sentence).

SECTION 2

CLOSING DATE AND DELIVERY

2.1 Closing. The purchase and sale of the Shares shall take place at a closing (which is referred to in this Agreement as a “Closing”). The Closing shall take place at the offices of Wilson Sonsini Goodrich & Rosati, Professional Corporation 650 Page Mill Road, Palo Alto, California 94304, at 10:00 a.m. local time on the date that is five (5) Business Days after the delivery of the Parent Option Notice; provided, however that, if the Closing would occur after the consummation of an Acquisition Proposal, the Closing shall occur on the Business Day prior to the consummation of an Acquisition Proposal.

2.2 Delivery. At the Closing, the Stockholder shall deliver to Parent the Company Stock Certificates representing the Shares against payment of the Parent Option Consideration, by wire transfer in accordance with the Stockholder’s instructions.

SECTION 3

TRANSFER OF SHARES

3.1 Transfer Restrictions. Until the Termination Date, the Stockholder shall not Transfer (or cause or permit the Transfer of) any of the Shares, or enter into any agreement relating thereto, except by (i) selling already-owned Shares either to pay the exercise price upon the exercise of a Company Option or to satisfy the Stockholder’s tax withholding obligation upon the exercise of a Company Option, in each case as permitted by any Company Stock Option Plan or (ii) transferring Shares to Affiliates, immediate family members, a trust established for the benefit of Stockholder and/or for the benefit of one or more members of the Stockholder’s immediate family or upon the death of the Stockholder or charitable organizations or in connection with, or solely for the purpose of, personal tax-planning, provided that, as a condition to such Transfer, the recipient agrees to be bound by this Agreement. Any Transfer, or purported Transfer, of Shares in breach or violation of this Agreement shall be void and of no force or effect.

3.2 Transfer of Voting Rights. The Stockholder shall not deposit (or cause or permit the deposit of) any Shares in a voting trust or grant any proxy or enter into any voting agreement or similar agreement in contravention of the obligations of the Stockholder under this Agreement with respect to any of the Shares.

SECTION 4

REPRESENTATION AND WARRANTIES OF THE STOCKHOLDER

4.1 Power; Binding Agreement. The Stockholder has full power and authority to execute and deliver this Agreement and the Stock Power, to perform the Stockholder’s obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Stockholder and, assuming this Agreement constitutes a valid and binding obligation of Parent, constitutes a valid and binding obligation of the Stockholder, enforceable against the Stockholder in accordance with its terms.

4.2 No Conflicts. None of the execution and delivery by the Stockholder of this Agreement, the performance by the Stockholder of its obligations hereunder or the consummation by the Stockholder of the transactions contemplated hereby will (i) result in a violation or breach of any agreement to which the Stockholder is a party or by which the Stockholder may be bound, including any voting agreement or voting trust, or (ii) violate any order, writ, injunction, decree, judgment, order, statute, rule, or regulation applicable to the Stockholder.

4.3 Ownership of Shares. The Stockholder (i) is the sole beneficial owner of the shares of Company Capital Stock set forth on the signature page of this Agreement, all of which are free and clear of any liens, security interests, pledges or options, proxies, voting trusts or agreements, understandings or agreements, or any other rights or encumbrances whatsoever (“Encumbrances”) (except any Encumbrances arising under securities laws or arising hereunder), (ii) except as set forth on the signature page to this Agreement, does not own, beneficially or otherwise, any securities of the Company other than the Shares and (iii) has not entered into any contract (written or otherwise) relating to the issuance, sale or transfer of the Shares.

4.4 Voting Power. The Stockholder has sole voting power, sole power of disposition, sole power to issue instructions with respect to the matters set forth herein, and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Shares, with no limitations, qualifications or restrictions on such rights, subject to applicable federal securities laws and the terms of this Agreement.

4.5 No Finder’s Fees. No broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s, financial adviser’s or other similar fee or commission in connection with this Agreement based upon arrangements made by or on behalf of the Stockholder.

4.6 Reliance by Parent. The Stockholder understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon the Stockholder’s execution and delivery of this Agreement.

SECTION 5

TERMINATION

From and after the Termination Date, this Agreement shall terminate and there shall be no liability or obligation on the part of Parent or the Stockholder; provided, however, that each party hereto shall remain liable for any breaches of this Agreement that occurred prior to its termination; and provided further, however, that, the provisions of Article VI (Miscellaneous) and this Article V (Termination) shall survive any termination of this Agreement pursuant to the terms of this Article V (Termination).

SECTION 6

MISCELLANEOUS

6.1 Fiduciary Duties. The parties acknowledge that this Agreement is entered into by the Stockholder in his, her or its capacity as owner of the Shares and that nothing in this Agreement shall in any way restrict or limit any director or officer of the Company from taking any action in his capacity as a director or officer of the Company that is necessary or appropriate for him to carry out his obligations as a director or officer of the Company, including, without limitation, participating in his capacity as such in any discussions or negotiations in accordance with Section 5.3 of the Merger Agreement. It is expressly understood and agreed by the parties hereto that, if the Stockholder is a Trustee of a Trust, (i) this Agreement is executed and delivered by the Stockholder not in his individual capacity but solely as Trustee of such Trust in the exercise of the power and authority conferred and vested in him as Trustee; (ii) each of the representations, undertakings and agreements made herein by a Trustee is made and intended not as a personal representation, undertaking and agreement of the Trustee but is made and intended for the purpose of binding the Trustee only in his capacity as trustee of such Trust; (iii) nothing contained herein shall be construed as creating any liability on the part of a Trustee, individually or personally, to perform any covenant of the Stockholder either expressed or implied contained herein other than in his capacity as trustee of such Trust and out of and to the extent of the assets of such Trust; and (iv) under no circumstances shall a Trustee be personally liable for the payment of any indebtedness or expense of such Trust or be liable for the breach or failure of any obligation, representation, warranty or covenant made or undertaken by the Stockholder under this Agreement, or otherwise, except out of and to the extent of the assets of such Trust and not out of the personal assets of such Trustee.

6.2 Validity. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of the other provisions of this Agreement, which will remain in full force and effect. In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to negotiate in good faith to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the purposes of such void or unenforceable provision.

6.3 Binding Effect and Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by operation of law or otherwise by either of the parties without prior written consent of the other.

6.4 Amendments; Waiver. This Agreement may be amended by the parties hereto, and the terms and conditions hereof may be waived, only by an instrument in writing signed on behalf of each of the parties hereto, or, in the case of a waiver, by an instrument signed on behalf of the party waiving compliance.

6.5 Specific Performance; Injunctive Relief. The parties hereto agree that Parent shall be irreparably harmed and that there shall be no adequate remedy at law for a violation of any of the covenants or agreements of the Stockholder set forth herein. Therefore, it is agreed that, in addition to any other remedies that may be available to Parent upon any such violation, Parent shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to Parent at law or in equity.

6.6 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial messenger or courier service, or mailed by registered or certified mail (return receipt requested) or sent via facsimile (with acknowledgment of complete transmission) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice); provided, however, that notices sent by mail will not be deemed given until received:

If to Parent:

Limelight Networks, Inc.

2220 W. 14th Street

Tempe, AZ 85281

Attention: Philip C. Maynard,

Senior Vice President, Chief Legal Officer and Secretary

Telephone: 602-850-4815

Facsimile: 602-850-4915

with a copy to:

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, California 94304-1050

Attention: Mark Reinstra

Telephone: 650-320-4566

Facsimile: 650-493-6811

If to the Stockholder:

EyeWonder, Inc.

229 Peachtree Street NE

International Tower, Suite 1700

Atlanta, GA 30309

Attention: ~~J~~erome F. Connell, Jr.

Facsimile No.: (678) 623-0369

with a copy to:

Kilpatrick Stockton LLP

1100 Peachtree Street, NE

Suite 2800

Atlanta, GA 30309-4530

Attention: W. Benjamin Barkley

Facsimile No.: (404) 541-3121

6.7 Confidentiality. The Stockholder shall not issue any statement or communication to any third Person (other than their representatives that are bound by confidentiality restrictions) regarding the subject matter of this Agreement or the transactions contemplated hereby, including, if applicable, the termination of this Agreement and the reasons therefore, without the consent of Parent. Parent shall not issue any statement or communication to any third Person (other than its representatives that are bound by confidentiality restrictions) regarding the subject matter of this Agreement or the transactions contemplated hereby, including, if applicable, the termination of this Agreement and the reasons therefore, without first consulting the Stockholder, except that this restriction shall be subject to Parent’s and its Affiliates’ obligation to comply with applicable securities Laws and the rules of Nasdaq.

6.8 No Waiver. The failure of either party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect of this Agreement at law or in equity, or to insist upon compliance by any other party with its obligation under this Agreement, and any custom or practice of the parties at variance with the terms of this Agreement, shall not constitute a waiver by such party of such party’s right to exercise any such or other right, power or remedy or to demand such compliance.

6.9 No Third Party Beneficiaries. This Agreement is not intended to, and shall not, confer upon any person other than the parties hereto any rights or remedies hereunder.

6.10 Governing Law. This Agreement shall be governed in all respects by the laws of the State of Delaware as applied to agreements entered into and performed entirely in the State of Delaware by residents thereof, without regard to any provisions thereof relating to conflicts of laws among different jurisdictions.

6.11 Submission to Jurisdiction. Each of the parties hereto irrevocably consents to the exclusive jurisdiction and venue of any court in the State of Delaware and agrees that any action involving any equitable claim shall be brought exclusively in the Delaware Court of Chancery, in connection with any matter based upon or arising out of this Agreement or the matters contemplated herein, agrees that process may be served upon them in any manner authorized by the laws of the State of Delaware for such persons and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction, venue and such process. Each party agrees not to commence any legal proceedings related hereto except in such courts.

6.12 Rules of Construction. The parties hereto hereby waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

6.13 Entire Agreement. This Agreement and the Stock Power constitute the entire agreement between the parties with respect to the subject matter hereof and supersede all prior agreements and understandings both written and oral, between the parties with respect to the subject matter hereof.

6.14 Interpretation.

(a) Whenever the words “include,” “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.” As used in this Agreement, the term “affiliate” shall have the meaning set forth in Rule 12b-2 promulgated under the Exchange Act.

(b) The article and section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the parties hereto and shall not in any way affect the meaning or interpretation of this Agreement.

6.15 Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring the expenses.

6.16 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

6.17 No Obligation to Exercise Options or Warrants. Notwithstanding any provision of this Agreement to the contrary, nothing in this Agreement shall obligate the Stockholder to exercise any Company Option, Company Warrants or other right to acquire shares of Company Common Stock.

6.18 Telecopy Execution and Delivery. A facsimile, telecopy or other reproduction of this Agreement may be executed by one or more parties hereto, and an executed copy of this Agreement may be delivered by one or more parties hereto by facsimile or similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen, and such execution and delivery shall be considered valid, binding and effective for all purposes. At the request of any party hereto, all parties hereto agree to execute an original of this Agreement as well as any facsimile, telecopy or other reproduction hereof.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the undersigned have executed and caused to be effective this Agreement as of the date first above written.

LIMELIGHT NETWORKS, INC.	STOCKHOLDER

By:	By:

Name:	Name:

Title:	Name:

Shares beneficially owned as of the date hereof:

shares of Company Common Stock

shares of Company Series A Preferred Stock

shares of Company Series B Preferred Stock

shares of Company Common Stock issuable upon exercise of outstanding options shares of Company Common Stock issuable upon exercise of outstanding warrants

EXHIBIT A

STOCK POWER AND ASSIGNMENT

SEPARATE FROM CERTIFICATE

FOR VALUE RECEIVED and pursuant to that certain Stock Purchase Agreement dated as of [—], 2009, the undersigned hereby sells, assigns and transfers unto                     ,              the number of shares of Common Stock and/or Preferred Stock of EyeWonder, Inc., a Delaware corporation, standing in the undersigned’s name on the books of said corporation represented by certificate number set forth below delivered herewith, and does hereby irrevocably constitute and appoint              as attorney-in-fact, with full power of substitution, to transfer said stock on the books of said corporation.

	Number of Shares	Certificate Number
Common Stock
Series A Preferred Stock
Series B Preferred Stock

Dated:

(Signature)

(Print Name)

(Spouse’s Signature, if any)

(Print Name)
This Assignment Separate From Certificate was executed in conjunction with the terms of a Stock Purchase Agreement between the above assignor and the above corporation, dated as of                     .

Instruction: Please do not fill in any blanks other than the signature and name lines.

EXHIBIT B

FORM OF PARENT OPTION NOTICE

Stockholder:

Limelight Networks, Inc. hereby exercises its option pursuant to the Stock Purchase Agreement entered by and between Limelight Networks, Inc. and Stockholder dated as of December 21, 2009 (the “Stock Purchase Agreement”) to purchase the number of shares of the Common Stock and/or Preferred Stock of EyeWonder, Inc. beneficially owned by you set forth below for the consideration set forth below, calculated in accordance with the Stock Purchase Agreement.

	Number of Shares	Per Share Consideration
Company Common Stock
Series A Preferred Stock
Series B Preferred Stock

Dated:

Limelight Networks, Inc.

By:

Name:

Title

Annex E

Section 262 of the General Corporation Law of the State of Delaware

Appraisal Rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to §228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to §251 (other than a merger effected pursuant to §251(g) of this title), §252, §254, §257, §258, §263 or §264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of §251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under §253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to §228 or §253 of this title, then either a constituent corporation before the effective date of the merger or consolidation, or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of

Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation. (Last amended by Ch. 14, L. ‘09, eff. 8-1-09.)

Annex F

Jefferies & Company, Inc

950 Tower Lane, 18th Floor

Foster City, California 94404

www.jefferies.com

PRIVILEGED AND CONFIDENTIAL

December 18, 2009

The Board of Directors

Limelight Networks, Inc.

2220 W. 14th Street

Tempe, AZ 85281

Members of the Board:

We understand that Limelight Networks Inc., a Delaware corporation (“Parent”), Parent’s wholly owned subsidiary Elvis Merger Sub One, a Delaware corporation (“Merger Sub One”), Parent’s wholly owned Subsidiary Elvis Merger Sub Two, a Delaware limited liability company (“Merger Sub Two”) and EyeWonder, Inc. a Delaware corporation (the “Company”), propose to enter into an Agreement and Plan of Merger (the “Merger Agreement”). We further understand that the Merger Agreement provides for a two-step merger whereby: (i) Merger Sub One will be merged with and into the Company with the Company being the entity surviving the first merger (the “First Merger”) and (ii) immediately following the First Merger, the Company will be merged with and into Merger Sub Two with Merger Sub Two being the surviving entity (the “Second Merger” and together with the First Merger, the “Transaction”). In connection with the closing of the Transaction Parent will deliver (i) 12,740,000 shares of Common Stock of the Parent (the “Closing Date Stock Consideration”); (ii) $62,000,000 in cash, subject to certain adjustments in respect of certain assets and liabilities of the Company as of the Effective Time of the Transaction (the “Closing Date Cash Payment”) and (iii) up to $11,000,000, consisting of a mix of portions of the Closing Date Cash Consideration and the Closing Date Stock Consideration, will be placed in escrow (the “Escrow Amount” and together with the Closing Date Stock Consideration and the Closing Date Cash Consideration the “Closing Date Merger Consideration”). In addition, Parent may have to deliver up to an additional 4,000,000 shares of Common Stock of the Parent if certain financial milestones with respect to the business being acquired in the Transaction are met (the “Earn-Out”). Parent may also have to deliver up to an additional 860,000 shares of Common Stock of the Parent in connection with a proposed acquisition of a third party (the “Third Party Acquisition”) contemplated in the Merger Agreement (the “Third Party Acquisition Pay-Out” and together with the Merger Consideration and Earn-Out, after, for the avoidance of doubt, taking into account the assumptions in clauses (i) through (iii) of the following sentence, the “Consideration”). For all purposes in connection with our opinion we have been advised by Parent and/or have assumed, among other things, the following: (i) that 3,000,000 shares of Parent Common Stock will be paid pursuant to the Earn Out (and that at the time of such issuance the value of such shares will be $3.75 per share, the closing price of Parent’s Common Shares as of December 17, 2009), (ii) that the Third Party Acquisition will not be entered into and (iii) that if the Consideration is adjusted in respect of any assets or liabilities of the Company as of the Effective Time, such adjustments will be made on a dollar-for-dollar basis corresponding to the actual increase or decrease in such assets or liabilities. Thus, for all purposes of our opinion and analyses hereunder we have assumed that any adjustments to the Consideration provided for in the Merger Agreement would have no net affect on the fairness, from a financial point of view, to the Parent, of the Consideration to be paid by Parent in the Transaction, and have disregarded any such potential adjustments. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement and terms capitalized but not defined herein are used as defined in the Merger Agreement.

F-1

You have asked for our opinion as to whether the Consideration to be paid by Parent in the Transaction is fair, from a financial point of view, to Parent.

In arriving at our opinion, we have, among other things:

(i)	reviewed a draft dated December 17, 2009 of the Merger Agreement;

(ii)	reviewed certain publicly available financial and other information about Parent and the Company;

(iii)

reviewed certain information furnished to us by Parent’s and the Company’s management, including financial forecasts and analyses, relating to the business, operations and prospects of Parent and/or the Company;

(iv)	held discussions with members of senior management of Parent and the Company concerning the matters described in clauses (ii) and (iii) above;

(v)	compared the Company to publicly traded companies that we deemed relevant;

(vi)	compared the proposed financial terms of the Transaction with the financial terms of certain other transactions that we deemed relevant;

(vii)	considered the potential pro forma impact of the Transaction; and

(viii)	conducted such other financial studies, analyses and investigations as we deemed appropriate.

In our review and analysis and in rendering this opinion, we have assumed and relied upon, but have not assumed any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available by Parent or the Company or that was publicly available to us (including, without limitation, the information described above), or that was otherwise reviewed by us. We have relied on assurances of the management of Parent and the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. In our review, we did not obtain any independent evaluation or appraisal of any of the assets or liabilities of, nor did we conduct a physical inspection of any of the properties or facilities of, Parent and the Company, nor have we been furnished with any such evaluations or appraisals of such physical inspections, nor do we assume any responsibility to obtain any such evaluations or appraisals. We have assumed that the representations and warranties of all of the parties contained in the Merger Agreement are true and correct, that each of the parties will perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Transaction will be satisfied without waiver or amendment thereof.

With respect to the financial forecasts provided to and examined by us, we note that projecting future results of any company is inherently subject to uncertainty. Parent and the Company have informed us, however, and we have assumed, that such financial forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Parent and the Company as to the future financial performance of Parent or the Company, as applicable. We express no opinion as to Parent’s or the Company’s financial forecasts or the assumptions on which they are made.

Our opinion is based on economic, monetary, regulatory, market and other conditions existing and which can be evaluated as of the date hereof. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof.

We have made no independent investigation of any legal or accounting matters affecting the Company, and we have assumed the correctness in all respects material to our analysis of all legal and accounting advice given to the Company and its Board of Directors, including, without limitation, advice as to the legal, accounting and tax consequences of the terms of, and transactions contemplated by, the Merger Agreement to Parent. You have advised us that the Transaction will qualify as a tax-free reorganization for federal income tax purposes. We have assumed that the final form of the Merger Agreement will be substantially similar to the last draft reviewed by us. We have also assumed that in the course of obtaining the necessary regulatory or third party approvals,

F-2

consents and releases for the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company, Parent or the contemplated benefits of the Transaction.

In addition, we were not requested to and did not provide advice concerning the structure, the specific amount of the Consideration, or any other aspects of the Transaction, or to provide services other than the delivery of this opinion. We were not authorized to and did not solicit any expressions of interest from any other parties with respect to the acquisition of the Company or any other strategic alternative. We did not participate in negotiations with respect to the terms of the Transaction and related transactions. Consequently, we have assumed that such terms are the most beneficial terms from the Parent’s perspective that could under the circumstances be negotiated among the parties to such transactions, and no opinion is expressed whether any strategic alternative might result favorable to the parent than that contemplated by the Merger Agreement.

It is understood that our opinion is for the use and benefit of the Board of Directors of the Parent in its consideration of the Transaction, and does not address the relative merits of the transactions contemplated by the Merger Agreement as compared to any strategic alternative or other opportunity that might be available to Parent, nor does it address the underlying business decision by Parent to engage in the Transaction or the terms of the Merger Agreement or the documents referred to therein. Our opinion does not constitute a recommendation as to how any holder of shares of Parent, or any other person, including any shareholder of the Company, should vote or act with respect to the Transaction or any matter related thereto. We express no opinion as to the price at which shares of Parent will trade at any time. Our opinion speaks only as to the fairness from a financial point of view, to Parent, as of the date hereof, of the Consideration and does not address any other aspect of the Merger Agreement or any other agreement or transaction contemplated thereby. In addition we have been informed by Parent, and assume for all purposes hereunder that all outstanding Company options, warrants or similar instruments of the Company, as well as any benefit or similar plan, will be cancelled without any liability to the Company or Parent. Furthermore, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable or to be received by any of Parent's or the Company's officers, directors or employees, or any class of such persons, in connection with the Transaction relative to the Consideration. Our opinion has been authorized by the Fairness Committee of Jefferies & Company, Inc.

We have been engaged by the Parent to act as an independent financial advisor to provide our opinion as to the Fairness, from a financial point of view, of the Consideration to be paid by Parent in the Transaction and will receive a fee upon delivery of our opinion. No portion of our fee is contingent upon either the conclusion expressed in our opinion or the consummation of the Transaction. We also will be reimbursed for expenses incurred. The Company has agreed to indemnify us against liabilities arising out of or in connection with the services rendered and to be rendered by us under such engagement. We have, in the past, provided financial advisory and financing services to the Parent and its affiliates including in connection with private capital raisings and Parent's Initial Public Offering and may continue to do so and have received, and may receive, fees for the rendering of such services. We maintain a market in the securities of the Parent, and in the ordinary course of our business, we and our affiliates may trade or hold securities of the Company or Parent and/or their respective affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions in those securities. In addition, we may seek to, in the future, provide financial advisory and financing services to the Company, Parent or entities that are affiliated with the Company or Parent, for which we would expect to receive compensation. Except as otherwise expressly provided in our engagement letter with the Parent, our opinion may not be used or referred to by Parent, or any other person, or quoted or disclosed to any person in any matter, without our prior written consent.

Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be paid by Parent in the Transaction is fair, from a financial point of view, to Parent.

Very truly yours,

/s/ Jefferies & Company, Inc.
JEFFERIES & COMPANY, INC.

F-3

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

Section 145(a) of the Delaware General Corporation Law (“DGCL”) provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because the person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of any other enterprise. Such indemnity may be against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and if, with respect to any criminal action or proceeding, the person did not have reasonable cause to believe the person’s conduct was unlawful.

Section 145(b) of the DGCL provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of any other enterprise, against any expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145(g) of the DGCL provides, in general, that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of any other enterprise, against any liability asserted against the person in any such capacity, or arising out of the person’s status as such, regardless of whether the corporation would have the power to indemnify the person against such liability under the provisions of the law.

Limelight’s amended and restated certificate of incorporation contains provisions that eliminate, to the maximum extent permitted by the General Corporation Law of the State of Delaware, the personal liability of directors and executive officers for monetary damages for breach of their fiduciary duties as a director or officer. Limelight’s amended and restated certificate of incorporation and bylaws provide that Limelight shall indemnify its directors and executive officers and may indemnify its employees and other agents to the fullest extent permitted by the General Corporation Law of the State of Delaware.

Limelight has entered into indemnification agreements with its directors and executive officers, in addition to the indemnification provided for in its amended and restated certificate of incorporation and bylaws.

Limelight has purchased and intends to maintain insurance on behalf of any person who is or was a director or officer of Limelight against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions.

The foregoing is only a general summary of certain aspects of Delaware law and Limelight’s certificate of incorporation, as amended, and bylaws, as amended, dealing with indemnification of directors and officers, and does not purport to be complete. It is qualified in its entirety by reference to the detailed provisions of Section 145 of the General Corporation Law of the State of Delaware, Limelight’s certificate of incorporation, as amended, and Limelight’s bylaws, as amended.

Item 21.	Exhibits and Financial Statement Schedules.

(a) Exhibits.

See the Exhibit Index immediately following the signature page of this registration statement.

Item 22.	Undertakings.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (§230.424(b) of the Securities Act) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post- effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bonafide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A (§230.430A of the Securities Act), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

(i) The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(a) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§230.424 of the Securities Act);

(b) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(c) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(d) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser

(6) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(8) That every prospectus (i) that is filed pursuant to paragraph (7) above, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415 (§230.415 of the Securities Act), will be filed as a part of an amendment to this registration statement and will not be used until such amendment has become effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(9) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(10) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(11) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

[Remainder of Page Intentionally Left Blank]

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tempe, State of Arizona, on March 22, 2010.

LIMELIGHT NETWORKS, INC.

By:	/s/ Jeffrey W. Lunsford
Jeffrey W. Lunsford, President, Chief Executive Officer and Chairman

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated on the dates indicated.

Signature	Title	Date

/s/ Jeffrey W. Lunsford Jeffrey W. Lunsford	President, Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	March 22, 2010

/s/ Douglas S. Lindroth Douglas S. Lindroth	Senior Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer)	March 22, 2010

* Walter D. Amaral	Director	March 22, 2010

* Jeffrey T. Fisher	Director	March 22, 2010

* Joseph H. Gleberman	Director	March 22, 2010

* Fredric W. Harman	Director	March 22, 2010

* Peter J. Perrone	Director	March 22, 2010

* David C. Peterschmidt	Director	March 22, 2010

* Nathan F. Raciborski	Co-Founder, Chief Technical Officer and Director	March 22, 2010

*By: /s/ Jeffrey W. Lunsford		March 22, 2010
Name: Jeffrey W. Lunsford
Title: Attorney-in-fact

INDEX TO EXHIBITS

Exhibit Number	Exhibit Title
2.1(1)	Agreement and Plan of Merger dated as of December 21, 2009 by and among Limelight Networks, Inc., EyeWonder, Inc., Elvis Merger Sub One Corporation, Elvis Merger Sub Two LLC, John J. Vincent, as stockholder representative and Deutsche Bank National Trust Company, as Escrow Agent.

3.1(2)	Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect.

3.2(3)	Amended and Restated Bylaws of the Registrant, as currently in effect.

4.1(4)	Specimen Common Stock Certificate of the Registrant.

4.2(4)	Amended and Restated Investors’ Rights Agreement dated July 12, 2006.

10.1(4)	Form of Indemnification Agreement for directors and officers.

10.2(4)	Amended and Restated 2003 Incentive Compensation Plan and form of agreement thereunder.

10.3(4)	2007 Equity Incentive Plan and form of agreement thereunder.

10.4(4)	Employment Agreement between the Registrant and Jeffrey W. Lunsford dated October 20, 2006.

10.4.01†(5)	Equity Award Amendment and Grant of Restricted Stock Units under the Registrant’s 2007 Equity Incentive Plan dated November 25, 2008.

10.4.02(6)	Amendment to Employment Agreement between the Registrant and Jeffrey W. Lunsford dated December 30, 2008.

10.5(4)	Employment Agreement between the Registrant and Matthew Hale dated November 22, 2006.

10.5.01(7)	Amended and Restated Employment Agreement between the Registrant and Matthew Hale dated July 9, 2008.

10.5.02(8)	Amendment to Amended and Restated Employment Agreement between the Registrant and Matthew Hale dated December 30, 2008.

10.6(4)	Lease between the Registrant and Bel de Mar, LLC dated November 18, 2002.

10.7(4)	Lease between the Registrant and Bel de Mar, LLC dated December 1, 2004.

10.8(4)	Lease between the Registrant and Calwest Industrial Properties, LLC dated September 7, 2005.

10.9(4)	Loan and Security Agreement dated April 15, 2005 between the Registrant and Silicon Valley Bank, and amendments thereto.

10.10†(4)	Bandwidth/Capacity Agreement between the Registrant and Global Crossing Bandwidth, Inc., dated August 29, 2001, and amendments thereto.

10.10.01 †(9)	Amendments to Bandwidth/Capacity Agreement between the Registrant and Global Crossing Bandwidth, Inc., dated August 29, 2001.

10.10.02†(10)	Amendment #23 to Bandwidth/Capacity Agreement between the Registrant and Global Crossing Bandwidth, Inc., dated August 29, 2001, as amended.

10.10.03†(11)	Amendment #24 to Bandwidth/Capacity Agreement between the Registrant and Global Crossing Bandwidth, Inc., dated August 29, 2001, as amended.

10.12(4)	Form of At-Will Employment, Confidential Information, Invention Assignment, and Arbitration Agreement for officers and employees.

10.13(4)	Employment Agreement between the Registrant and David M. Hatfield dated March 27, 2007.

Exhibit Number	Exhibit Title
10.13.01(12)	Amendment to Employment Agreement between the Registrant and David M. Hatfield dated December 30, 2008.

10.14(4)	Escrow Agreement Clarification dated May 9, 2007 among the Registrant, U.S. Bank, N.A., Michael Gordon as Stockholders’ Representative and GS Capital Partners V Fund, L.P. as Purchasers’ Representative.

10.15†(13)	Edge Computing Network Service and License Agreement dated March 1, 2007 between the Registrant and Microsoft Corporation, and Addendum to the Edge Computing Network Service and License Agreement dated March 19, 2007.

10.15.01†(14)	Amendment to Edge Computing Network Service and License Agreement between the Registrant and Microsoft Corporation dated October 1, 2008.

10.16(15)	Employment Agreement between the Registrant and Philip C. Maynard effective October 22, 2007.

10.16.01(16)	Amendment to Employment Agreement between the Registrant and Philip C. Maynard dated December 30, 2008.

10.17(17)	Employment Agreement between the Registrant and Nathan F. Raciborski dated September 22, 2008.

10.17.01(18)	Amendment to Employment Agreement between the Registrant and Nathan F. Raciborski dated December 30, 2008.

10.18(19)	Employment Agreement between the Registrant and Michael M. Gordon dated September 22, 2008.

10.18.01(20)	Amendment to Employment Agreement between the Registrant and Michael M. Gordon dated December 30, 2008.

10.19(21)	Employment Agreement between the Registrant and Douglas S. Lindroth dated October 14, 2008.

10.19.01(22)	Amendment to Employment Agreement between the Registrant and Douglas S. Lindroth dated December 30, 2008.

10.20(23)	Limelight Networks, Inc. Master Executive and Management Bonus Plan.

10.21(24)	Form of EyeWonder Voting Agreement.

10.22(25)	Form of EyeWonder Purchase Agreement.

10.23(26)	Form of Limelight Voting Agreement.

10.24(27)	Form of 2007 Equity Incentive Plan Restricted Stock Unit Agreement.

10.25(28)	Form of 2007 Equity Incentive Plan Restricted Stock Unit Agreement for Non-U.S. Employees.

5.1*	Form of Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation, as to the validity of the shares of Limelight’s common stock.

8.1*	Form of Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation, as to tax matters.

8.2*	Form of Opinion of Kilpatrick Stockton LLP, as to tax matters.

21.1(4)	List of subsidiaries of the Registrant.

23.1*	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (incorporated by reference to Exhibit 5.1 of this Registration Statement on Form S-4).

Exhibit Number	Exhibit Title
23.2	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.

23.3	Consent of Grant Thornton LLP, Independent Registered Public Accounting Firm.

23.4*	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (incorporated by reference to Exhibit 8.1 to this Registration Statement on Form S-4).

23.5*	Consent of Kilpatrick Stockton LLP (incorporated by reference to Exhibit 8.2 to this Registration Statement on Form S-4).

23.6*	Consent of Jefferies & Company, Inc.

24.1*	Power of Attorney.

99.1*	Form of Limelight Networks, Inc. Proxy Card.

99.2*	Form of EyeWonder, Inc. Proxy Card.

(1)	Incorporated by reference to Exhibit 2.1 of the Registrant’s Current Report on Form 8-K filed on December 21, 2009.

(2)

Incorporated by reference to Exhibit 3.2 of the Registrant’s Form S-1 Registration Statement (Registration No. 333-141516), declared effective by the Securities and Exchange Commission on June 7, 2007.

(3)

Incorporated by reference to Exhibit 3.4 of the Registrant’s Form S-1 Registration Statement (Registration No. 333-141516), declared effective by the Securities and Exchange Commission on June 7, 2007.

(4)

Incorporated by reference to the same number exhibit of the Registrant’s Form S-1 Registration Statement (Registration No. 333-141516), declared effective by the Securities and Exchange Commission on June 7, 2007.

(5)	Incorporated by reference to Exhibit 99.1 of the Registrant’s Current Report on Form 8-K filed on November 26, 2008.

(6)	Incorporated by reference to Exhibit 99.1 of the Registrant’s Current Report on Form 8-K filed on December 31, 2008.

(7)	Incorporated by reference to Exhibit 99.1 of the Registrant’s Current Report on Form 8-K filed on July 10, 2008.

(8)	Incorporated by reference to Exhibit 99.5 of the Registrant’s Current Report on Form 8-K filed on December 31, 2008.

(9)	Incorporated by reference to Exhibit 10.10.01 of the Registrant’s Quarterly Report on Form 10-Q filed on August 14, 2008.

(10)	Incorporated by reference to Exhibit 10.10.02 of the Registrant’s Annual Report on Form 10-K filed on March 13, 2009.

(11)	Incorporated by reference to Exhibit 10.10.03 of the Registrant’s Quarterly Report on Form 10-Q filed on November 6, 2009.

(12)	Incorporated by reference to Exhibit 99.6 of the Registrant’s Current Report on Form 8-K filed on December 31, 2008.

(13)	Incorporated by reference to Exhibit 10.15 of the Registrant’s Quarterly Report on Form 10-Q filed on November 14, 2007.

(14)	Incorporated by reference to Exhibit 10.15.01 of the Registrant’s Quarterly Report on Form 10-Q filed on November 13, 2008.

(15)	Incorporated by reference to Exhibit 99.2 of the Registrant’s Current Report on Form 8-K filed on November 13, 2007.

(16)	Incorporated by reference to Exhibit 99.7 of the Registrant’s Current Report on Form 8-K filed on December 31, 2008.

(17)	Incorporated by reference to Exhibit 99.1 of the Registrant’s Current Report on Form 8-K filed on September 23, 2008.

(18)	Incorporated by reference to Exhibit 99.2 of the Registrant’s Current Report on Form 8-K filed on December 31, 2008.

(19)	Incorporated by reference to Exhibit 99.2 of the Registrant’s Current Report on Form 8-K filed on September 23, 2008.

(20)	Incorporated by reference to Exhibit 99.3 of the Registrant’s Current Report on Form 8-K filed on December 31, 2008.

(21)	Incorporated by reference to Exhibit 99.1 of the Registrant’s Current Report on Form 8-K filed on October 15, 2008.

(22)	Incorporated by reference to Exhibit 99.4 of the Registrant’s Current Report on Form 8-K filed on December 31, 2008.

(23)	Incorporated by reference to Exhibit 99.1 of the Registrant’s Current Report on Form 8-K filed on May 19, 2009.

(24)	Incorporated by reference to Exhibit 10.21 of the Registrant’s Current Report on Form 8-K filed on December 21, 2009.

(25)	Incorporated by reference to Exhibit 10.22 of the Registrant’s Current Report on Form 8-K filed on December 21, 2009.

(26)	Incorporated by reference to Exhibit 10.23 of the Registrant’s Current Report on Form 8-K filed on December 21, 2009.

(27)	Incorporated by reference to Exhibit (a)(1)(I) of the Registrant’s Schedule TO filed on May 15, 2008.

(28)	Incorporated by reference to Exhibit (a)(1)(J) of the Registrant’s Schedule TO filed on May 15, 2008.

*	Previously filed.

†	Confidential treatment has been requested or granted for portions of this exhibit by the Securities and Exchange Commission.